Form 20-F
period 2015-09-30
ESSA Pharma Inc.
filed 2015-12-15
CIK 1633932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   September 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number:

ESSA Pharma Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

(Address of principal executive offices)

David Wood, Chief Financial Officer; Tel- (778)-331-0962; Fax-(604)-738-4080
Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Shares	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act     Yes    ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes    ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes   ☒   No    ☐

Indicate by check mark whether the Registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files).     Yes   ☐    No   ☐

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act

Large accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow:    Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐   No   ☒

i

GENERAL MATTERS

In this Annual Report on Form 20-F (“Annual Report”), all references to the “Company”, “ESSA”, “our”, “us” or “we” refer to ESSA Pharma Inc. and its subsidiary, unless the context clearly requires otherwise. Certain terms used herein are defined in the text and others are included in the glossary of terms. See “Glossary of Terms”.

ESSA uses the Canadian dollar as its reporting currency. All references to “$” or “C$” are to Canadian dollars and references to “US$” are to United States dollars. On December 11, 2015 the noon exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.7301. See also Item 3 - “Key Information” for more detailed currency and conversion information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws. All statements in this Annual Report, other than statements of historical facts, are forward-looking statements. These statements appear in a number of different places in this Annual Report and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, “projects”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	the initiation, timing, cost, progress and success of ESSA’s research and development programs, pre-clinical studies and clinical trials;

•	the Company’s ability to advance its product candidate into, and successfully complete, clinical trials;

•	the Company’s ability to achieve profitability;

•	the Company’s ability to obtain funding for operations, including research funding;

•	the Company’s ability to recruit sufficient numbers of patients for future clinical trials;

•	the Company’s ability to establish and maintain relationships with collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	the implementation of the Company’s business model and strategic plans;

•	the Company’s ability to develop and commercialize product candidates;

•	the Company’s commercialization, marketing and manufacturing capabilities and strategy;

•	the Company’s ability to protect its intellectual property and operate its business without infringing upon the intellectual property rights of others;

•	the Company’s expectations regarding federal, state, provincial and foreign regulatory requirements;

•	whether the Company will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada, the European Union and other jurisdictions;

•	the therapeutic benefits, effectiveness and safety of the Company’s product candidate;

•	the accuracy of the Company’s estimates of the size and characteristics of the markets that may be addressed by the Company’s product candidate;

•	the rate and degree of market acceptance and clinical utility of the Company’s product candidate, if any;

•	the timing of, and the Company’s ability and the Company’s collaborators’ ability, if any, to obtain and maintain regulatory approvals for the Company’s product candidate;

•	the Company’s expectations regarding market risk, including interest rate changes and foreign currency fluctuations;

•	the Company’s ability to engage and retain the employees required to grow its business;

•	the compensation that is expected to be paid to the Company’s employees;

•	the Company’s future financial performance and projected expenditures;

•	developments relating to the Company’s competitors and its industry, including the success of competing therapies that are or may become available; and

•	estimates of the Company’s expenses, future revenue, capital requirements and its needs for additional financing.

Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause ESSA’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. In making the forward looking statements included in this Annual Report, the Company has made various material assumptions, including but not limited to:

•	the Company’s ability to obtain positive results of clinical trials;

•	the Company’s ability to obtain required regulatory approvals;

•	the Company’s ability to successfully out-license or sell its future products, if any, and in-license and develop new products;

•	favorable general business and economic conditions;

•	the availability of financing on reasonable terms;

•	the Company’s ability to attract and retain skilled staff;

•	market competition;

•	the products and technology offered by the Company’s competitors; and

•	the Company’s ability to protect patents and proprietary rights.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors” in Item 3 of this Annual Report. Some of these risks and assumptions include, among others:

•	the Company’s future success is dependent primarily on the regulatory approval and commercialization of a single product candidate;

•	uncertainty as to the Company’s ability to raise additional funding;

•	risks related to the Company’s ability to continue to license its product candidates or technology from third parties;

•	the Company's ability to successfully commercialize its product candidate or other future product candidates;

•	uncertainty related to the Company’s ability to obtain required regulatory approvals for ESSA’s proposed products;

•	the Company’s reliance on proprietary technology;

•	risks related to clinical drug development;

•	the Company’s incurrence of significant losses in every quarter since its inception and anticipation that it will continue to incur significant losses in the future;

•	the Company’s limited operating history;

•	risks related to raising additional capital, which may include dilution to the Company’s existing shareholders, restrictions on the Company’s operations or requirements to relinquish rights to ESSA’s technologies or any future product candidates;

•	risks related to the Company’s ability to conduct a clinical trial or submit a future NDA/NDS or IND/CTA (each, as defined herein);

•	risks related to the Company's ability to manage growth;

•	risks related to the Company’s ability to attract and maintain highly qualified personnel;

•	risks related to potential conflicts of interest between the Company and its directors and officers;

•	risks related to the Company’s ability to enroll subjects in clinical trials;

•	risks that the FDA (as defined herein) may not accept data from trials conducted in such locations outside the United States;

•	risks related to the Company’s ongoing obligations and continued regulatory review;

•	risks related to potential administrative or judicial sanctions;

•	the risk of termination or suspension of, or delays in the commencement or completion of, any necessary future studies of ESSA’s potential products for any indications;

•	competition from other biotechnology and pharmaceutical companies;

•	risks related to the Company’s failure to obtain regulatory approval in international jurisdictions;

•	risks related to obtaining regulatory approval in international jurisdictions;

•	risks related to new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare;

•	risks inherent in foreign operations;

•	risks related to movements in foreign currency exchange rates;

•	laws and regulations governing international operations may preclude the Company from developing, manufacturing and selling certain product candidates outside of the United States and Canada and require ESSA to develop and implement costly compliance programs;

•	third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain the Company’s future revenues;

•	risks related to the Company’s ability to convince public payors and hospitals to include ESSA’s potential future products on their approved formulary lists;

•	risks related to the Company’s ability to establish an effective sales force and marketing infrastructure, or enter into acceptable third-party sales and marketing or licensing arrangements;

•	risks related to the Company’s ability to achieve or maintain expected levels of market acceptance for its products;

•	risks related to laws that govern fraud and abuse and patients' rights;

•	risks related to the Company’s ability to realize benefits from acquired businesses or products or form strategic alliances in the future;

•	risks related to collaborations with third parties;

•	risks that employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for ESSA and harm its reputation;

•	risks related to product liability lawsuits;

•	risks related to computer system failures;

•	risks related to the Company’s ability to comply with environmental, health and safety laws and regulations;

•	business disruptions that could seriously harm the Company’s future revenues and financial condition and increase ESSA’s costs and expenses;

•	risks related to the Company’s lack of experience manufacturing its product candidates on a large clinical or commercial sale and its lack of manufacturing facility;

•	claims by third parties asserting that the Company, or its employees have misappropriated their intellectual property, or claiming ownership of what the Company regards as its intellectual property;

•	compulsory licensing and/or generic competition;

•	risks related to the Company’s dependence on the use of information technologies;

•	risks related to the Company's dividend policy;

•	risks related to the Company's ability to comply with the CPRIT Agreement;

•	risks related to the Company’s ability to implement and maintain effective internal controls;

•	risks related to the increased costs and effort as a result of ESSA becoming a public company;

•	risks related to the different disclosure obligations for a U.S. domestic reporting company and a foreign private issuer such as ESSA;

•	risks relating to the Company’s ability to maintain its status as a foreign private issuer in the future;

•	risks related to the Company’s status as an emerging growth company;

•	risks related to United States investors' ability to effect service of process or enforcement of actions against the Company;

•	risks related to the Company's ability to maintain an active trading market for its Common Shares; and

•	risks related to market price and trading volume volatility.

Should one or more of these risks or uncertainties, or a risk that is not currently known to ESSA, materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Annual Report and the Company does not intend, and do not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and are inherently uncertain. Accordingly, investors are cautioned not to put undue reliance on forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

GLOSSARY OF TERMS

As used in this Annual Report, the following terms have the respective meaning as specified below:

“2014 Agency Agreement” means the agency agreement between the Company and Haywood Securities Inc. dated as of October 22, 2014;

“2015 Agency Agreement” means the agency agreement between the Company and Bloom Burton & Co. Limited dated as of January 16, 2015;

“2014 Financing” means a brokered private placement offering of 1,185,400 preferred shares at a price of $2.00 per preferred share for aggregate proceeds of $2,370,800;

“2014 Special Warrant Financing” means the issuance on October 22, 2014 and October 23, 2014 of an aggregate of 679,640 2014 Special Warrants by the Company at $2.00 per 2014 Special Warrant, all of which were issued in accordance with the 2014 Special Warrant Indenture and 252,500 of which were issued in accordance with the 2014 Agency Agreement;

“2014 Special Warrant Indenture” means the special warrant indenture between the Company and the Special Warrant Agent dated as of October 22, 2014;

“2015 Special Warrant Financing” has the meaning given to it under the heading “History and development of the Company” in Item 4 of this Annual Report;

“2015 Special Warrant Indenture” means the special warrant indenture between the Company and the Special Warrant Agent dated as of January 16, 2015;

“2014 Special Warrants” means the 679,640 special warrants of the Company issued on October 22, 2014 and October 23, 2014 at a price of $2.00 per 2014 Special Warrant for gross proceeds of approximately $1,359,280;

“2015 Special Warrants” means the 4,363,634 special warrants of the Company issued on January 16, 2015 at a price of US$2.75 per 2015 Special Warrant for gross proceeds of approximately US$12,000,000;

“AR” means androgen receptor;

“Articles” means the Articles of the Company;

“Astellas” means Astellas Pharma Inc.;

“Audit Committee” means the Company’s audit committee;

“Auditor” means Davidson & Company LLP;

“BC Cancer Agency” means the British Columbia Cancer Agency;

“Bloom Burton” means Bloom Burton & Co. Limited;

“Bloom Burton Warrants” means the 25,000 warrants issued to Bloom Burton Healthcare Structured Lending Fund to purchase 25,000 Common Shares at an exercise price of $2.00 per Common Share and expiring on April 15, 2019;

“Board” means the board of directors of ESSA;

“Broker Warrants” means the aggregate 361,852 warrants of the Company issued to the financing agents in connection with the 2014 Financing, the 2014 Special Warrant Financing and the 2015 Special Warrant Financing;

“Cardiome” means Cardiome Pharma Corp.;

“CBP” means CREB-binding protein;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“CFPOA” means the Canadian Corruption of Foreign Public Officials Act;

“cGMP” means current Good Manufacturing Practice;

“CMO” means contract manufacturing organizations;

“CMS” means Centers for Medicare & Medicaid Services;

“Common Shares” means the common shares in the capital of the Company;

“Convertible Debenture” has the meaning given to it under the heading “History and development of the Company ” in Item 4 of this Annual Report;

“CPRIT” means the Cancer Prevention and Research Institute of Texas;

“CPRIT Agreement” refers to the CPRIT Grant Agreement executed by the Chief Executive Officer of CPRIT on July 9, 2014;

“CPRIT Grant” has the meaning given to it under the heading “History and development of the Company ” in Item 4 of this Annual Report;

“CRO” means Contract Research Organizations;

“CRPC” means castration-resistant prostate cancer;

“CTA” means Clinical Trial Application, the approval of which is the key step in obtaining Canadian regulatory approval to commence clinical trials in Canada. It is similar to the IND application submitted to the FDA in the United States;

“EMA” means European Medicine Agency;

“ESSA Texas” means ESSA Pharmaceuticals Corp., a corporation existing under the laws of the State of Texas;

“FCPA” means the U.S. Foreign Corrupt Practices Act;

“FDA” means the U.S. Food and Drug Administration;

“GCP” means Good Clinical Practices;

“GLP” means Good Laboratory Practices;

“GMP” means Good Manufacturing Practices;

“Guidelines” means National Policy 58-201 – Corporate Governance Guidelines;

“HIPAA” means the U.S. Health Insurance Portability and Accountability Act of 1996;

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board;

“in vitro” means experimentation in a test tube, or, generally, in a controlled environment outside a living organism;

“in vivo” means experimentation done in or on the living tissue of a whole, living organism as opposed to a partial or dead one;

“IND” means Investigational New Drug;

“IRB” means Institutional Review Boards;

“LBD” means the ligand-binding domain of the androgen receptor;

“LHRH” means Luteinizing hormone releasing hormone;

“License Agreement” means the licensing agreement between the Company and the Licensors dated December 22, 2010, and amended on February 10, 2011 and May 27, 2014, for certain patent rights and technology related to the Licensed IP, as further described under the heading “Patents and Proprietary Rights” in Item 4 of this Annual Report;

“Licensed IP” has the meaning given to it under the heading “History and development of the Company - Patents and Proprietary Rights” in Item 4 of this Annual Report;

“Licensors” means UBC and the BC Cancer Agency;

“Liquidity Event” has the meaning given to it in the Articles;

“MMA” means the U.S. Medicare Modernization Act;

“Nasdaq” means one of the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market market tiers of the NASDAQ Stock Market LLC (a U.S. national securities exchange);

“NDA” means New Drug Application;

“NDS” means New Drug Submission;

“NEO” means Named Executive Officer;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices;

“NTD” means amino-terminal domain;

“NYSE” means the NYSE MKT LLC (a U.S. national securities exchange);

“Options” means options to acquire Common Shares;

“Penalty Conversion Ratio” has the meaning given to it under the heading “Outstanding Security Data”;

“Preferred Shares” means the Class A preferred shares in the capital of the Company;

“Project” means ESSA’s development of EPI-506 towards completion of Phase 1/2 clinical proof-of-concept;

“PSA” means prostate-specific antigen;

“R&D” means research and development;

“Recognized Exchange” means, collectively, the Toronto Stock Exchange, the TSX-V, the Nasdaq Stock Market, the New York Stock Exchange, any other equity market based in North America having listing standards similar to those of the TSX-V as determined by the Board in its sole discretion, acting reasonably or any other equity market as may be approved by holders representing at least 66 and 2/3 % of the issued and outstanding Preferred Shares;

“SCID” means Severe Combined Immunodeficiency;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SEC” means the U.S. Securities and Exchange Commission;

“Special Warrant Agent” means Computershare Trust Company of Canada;

“Stock Option Plan” means the stock option plan of the Company dated May 21, 2015;

“TPD” means the Therapeutic Products Division of Health Canada;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“UBC” means the University of British Columbia;

“U.S.” means the United States of America; and

“U.S. Anti-Kickback Statute” refers to the federal Anti-Kickback Statute, which is a criminal statute that prohibits the exchange of anything of value in an effort to induce or reward the referral of federal health care program business.

PART I

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.         KEY INFORMATION

A.	Selected Financial Data

The following table sets forth selected consolidated financial information for the periods indicated, prepared in accordance with IFRS. In 2013, the Company changed its fiscal year end from December 31 to September 30, commencing with the 2013 fiscal year and to continue each year going forward. The selected consolidated financial information as at and for the nine months ended September 30, 2013 and as at and for the years ended September 30, 2015, September 30, 2014, December 31, 2012 and December 31, 2011 has been derived from ESSA’s audited financial statements and accompanying notes.

The selected consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis” and the audited financial statements and accompanying notes contained elsewhere in this Annual Report. The selected consolidated financial information set out below may not be indicative of ESSA’s future performance.

Figures in C$ unless stated otherwise	Year Ended September 30, 2015	Year Ended September 30, 2014	Period from January 1, 2013 to September 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Operating Revenues	—	—	—	—	—
Total Operating Expenses	(12,501,249)	(1,962,162)	(1,051,496)	(1,933,064)	(970,453)
Net Loss for the Period	(11,502,764)	(1,961,506)	(1,058,060)	(1,931,644)	(965,261)
Comprehensive Loss for the Period	(12,539,196)	(1,955,029)	(1,058,060)	(1,931,644)	(965,261)
Basic and diluted loss per Common Share	(0.63)	(0.13)	(0.07)	(0.13)	(0.08)
Total Assets	10,061,827	4,709,415	677,309	1,434,682	797,357
Net Assets	5,945,881	2,212,603	492,811	1,302,076	756,194
Capital Stock (1)	21,950,090	7,331,262	4,240,917	4,240,917	1,850,917
Number of Shares Adjusted to Reflect Changes in Capital	22,629,271	15,687,534	15,687,534	15,687,534	12,700,034
Dividends Declared per Share	—	—	—	—	—

(1)	Excluding long-term debt and redeemable preferred stock.

Exchange Rate Information

ESSA uses the Canadian dollar as its reporting currency. The following table sets forth certain information with respect to the U.S./Canadian dollar exchange rate (based on the noon exchange rates for the conversion of Canadian dollars into U.S. dollars as published by the Bank of Canada) for the periods shown:

Canadian Dollar Exchange Rate	Average(1)	High	Low
Fiscal Year ended December 31, 2011	1.015	1.0583	0.9430
Fiscal Year ended December 31, 2012	0.9991	1..0299	0.9599
Nine Months ended September 30, 2013	0.9713	1.0164	0.9455
Fiscal Year ended September 30, 2014	0.9200	0.9724	0.8888
Fiscal Year ended September 30, 2015	0.8136	0.8980	0.7455
Month ended June 30, 2015	0.7773	0.7972	0.7632
Month ended July 31, 2015	0.7605	0.7721	0.7493
Month ended August 31, 2015	0.7538	0.7682	0.7431
Month ended September 30, 2015	0.7650	0.7793	0.7530
Month ended October 31, 2015	0.7552	0.7750	0.7552
Month ended November 30, 2015	0.7530	0.7644	0.7485

(1)	The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in ESSA involves a high degree of risk and should be considered highly speculative due to the nature and present early stage of the Company’s business. The following risks are the material risks that the Company faces; however, the risks below are not the only ones ESSA faces. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks occur, the Company’s business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment. Before deciding to invest in any Common Shares, investors should carefully consider the risk factors described below.

ESSA’s future success is dependent primarily on the regulatory approval and commercialization of a single product.

The Company does not have any products that have obtained regulatory approval. Currently, ESSA’s only product candidate is EPI-506, and the Company has been approved to conduct a Phase 1/2 study to determine the safety, tolerability, maximum-tolerated dose, pharmacokinetics and potential therapeutic benefits of EPI-506 in patients with metastatic CRPC. As a result, the Company’s near-term prospects, including its ability to finance its operations and generate revenue, are substantially dependent on its ability to obtain regulatory approval for, and, if approved, to successfully commercialize EPI-506 in a timely manner. ESSA cannot commercialize EPI-506 or other future product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, ESSA cannot commercialize EPI-506 or other future product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. The FDA review process typically varies in time and may take years to complete and approval is not guaranteed.

ESSA will have significant additional future capital needs and there are uncertainties as to the Company’s ability to raise additional funding.

Management has forecasted that ESSA’s working capital will not be sufficient to execute its planned expenditures for the coming year. ESSA will require significant additional capital resources to continue and expand its business, in particular the further development of its proposed products. Advancing ESSA’s product candidates or acquisition and development of any new products or product candidates will require considerable resources and additional access to capital. In addition, ESSA’s future cash requirements may vary materially from those now expected. For example, ESSA’s future capital requirements may increase if:

•	the Company experiences generic competition from other life sciences companies or in more markets than anticipated;

•	the Company experiences delays or un-expected increases in costs in connection with obtaining regulatory approvals in the various markets where ESSA hopes to sell its products;

•	the Company experiences unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either ESSA or ESSA’s competition;

•	the Company experiences scientific progress sooner than expected in its discovery, R&D projects, if ESSA expands the magnitude and scope of these activities, or if ESSA changes its focus as a result of ESSA’s discoveries;

•	the Company experiences setbacks in its progress with pre-clinical studies and clinical trials are delayed;

•	the Company is required to perform additional pre-clinical studies and clinical trials; or

•	the Company elects to develop, acquire or license new technologies, products or businesses.

ESSA could potentially seek additional funding through strategic collaborations, alliances and licensing arrangements, through public or private equity or debt financing, or through other transactions. However, if sales are slow to increase or if capital market conditions in general, or with respect to life sciences companies such as ESSA’s, are unfavourable, ESSA’s ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. There is no certainty that any such financing will be provided or provided on favourable terms.

If sufficient capital is not available, ESSA may be required to delay its business expansion or its R&D projects, either of which could have a material adverse effect on ESSA’s business, financial condition, prospects or results of operations.

If the Company breaches any of the agreements under which the Company licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to ESSA’s business. ESSA’s current license agreement may not provide an adequate remedy for its breach by the licensor.

ESSA is developing its EPI-series drug candidates pursuant to a License Agreement with UBC and the BC Cancer Agency. The Company is subject to a number of risks associated with the Company’s collaboration with UBC and the BC Cancer Agency, including the risk that UBC or the BC Cancer Agency may terminate the license agreement upon the occurrence of certain specified events. ESSA’s license agreement requires, among other things, that the Company make certain payments and use reasonable commercial efforts to meet certain clinical and regulatory milestones. See “Patents and Proprietary Rights” in Item 4 of this Annual Report. If ESSA fails to comply with any of these obligations or otherwise breaches this or similar agreements, UBC, the BC Cancer Agency or any future licensors may have the right to terminate the license. ESSA could also suffer the consequences of non-compliance or breaches by licensors in connection with ESSA’s license agreements. Such non-compliance or breaches by such third parties could in turn result in ESSA’s breaches or defaults under the Company’s agreements with the Company’s other collaboration partners, and the Company could be found liable for damages or lose certain rights, including rights to develop and/or commercialize a product or product candidate. Loss of ESSA’s rights to the Licensed IP or any similar license granted to ESSA in the future, or the exclusivity rights provided therein, could harm ESSA’s financial condition and operating results.

ESSA may not be able to successfully commercialize EPI-506 or other future product candidates.

Even if EPI-506 or other future product candidates were to successfully obtain approval from the FDA and comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, may be subject to burdensome post-approval study or risk management requirements, or may be limited to a subset of CRPC patients with limited commercial value. If ESSA is unable to obtain regulatory approval for EPI-506 in one or more jurisdictions, or any approval contains significant limitations, ESSA may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of any other future product candidates that ESSA may discover, in-license, develop or acquire in the future. Also, any regulatory approval of EPI-506 or any future product candidates, once obtained, may be withdrawn. Furthermore, even if ESSA obtains regulatory approval for EPI-506, the commercial success of EPI-506 will depend on a number of factors, including the following:

•	development of a commercial organization or establishment of a commercial collaboration with a commercial infrastructure;

•	establishment of commercially viable pricing and approval for adequate reimbursement from third-party and government payors;

•	the ability of ESSA’s third-party manufacturers to manufacture quantities of EPI-506 using commercially sufficient processes and at a scale sufficient to meet anticipated demand and enable ESSA to reduce its cost of manufacturing;

•	ESSA’s success in educating physicians and patients about the benefits, administration and use of EPI-506;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	the effectiveness of ESSA’s own or its potential strategic collaborators’ marketing, sales and distribution strategy and operations;

•	acceptance of EPI-506 as safe and effective by patients and the medical community; and

•	a continued acceptable safety profile of EPI-506 following approval.

Many of these factors are beyond ESSA’s control. If ESSA, or its potential commercialization collaborators, are unable to successfully commercialize EPI-506, ESSA may not be able to earn sufficient revenues to continue the Company’s business.

The Company may not be able to obtain required regulatory approvals for the Company’s proposed products.

The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, pricing, export, import and distribution of drug products developed by ESSA or ESSA’s future collaborative partners, if any, is subject to extensive regulation by federal, provincial, state and local governmental authorities and those regulations differ from country to country. ESSA’s potential product candidates will be principally regulated in the United States by the FDA, in Canada by the TPD, in the European Union by the EMA and the regulators in the individual European Union member countries and by other similar regulatory authorities in Japan and other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by ESSA or ESSA’s future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

ESSA will not be permitted to market any potential products in the United States, Canada or in other countries where ESSA intends to market its potential product candidates until the potential product receives approval of a NDA from the FDA or similar approval in other countries as restrictions apply. In the United States, the FDA generally requires the completion of pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before an NDA is approved. This process can take many years and require the expenditure of substantial resources and may include post-marketing studies and surveillance. Regulatory authorities in other jurisdictions impose similar requirements. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization. To date, the Company has not submitted an NDA for any of the Company’s potential products to the FDA or comparable applications to other regulatory authorities. If the Company’s development efforts for potential products are not successful for the treatment of CRPC and regulatory approval is not obtained in a timely fashion or at all, the Company’s business will be adversely affected.

The receipt of required regulatory approvals for the Company’s potential products is uncertain and subject to a number of risks, including the following:

•	the FDA, IRBs or comparable foreign regulatory authorities may disagree with the design or implementation of the Company’s clinical trials;

•	the Company may not be able to provide acceptable evidence of the safety, efficacy, and quality of its potential products;

•	the results of the Company’s clinical trials may not meet the level of statistical or clinical significance required by the FDA or other regulatory agencies for marketing approval;

•	the dosing of the Company’s potential products in a particular clinical trial may not be at an optimal level;

•	patients in the Company’s clinical trials may suffer adverse effects for reasons that may or may not be related to the Company’s potential products;

•	the data collected from the Company’s clinical trials may not be sufficient to support the submission of an NDA for the Company’s potential products or to obtain regulatory approval in Canada, the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may find deficiencies the manufacturing processes or facilities of third-party manufacturers with which the Company contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering the Company’s clinical data insufficient for approval.

The FDA and other regulators have substantial discretion in the approval process and may refuse to accept any application or may decide that the Company’s data is insufficient for approval and require additional clinical trials, or other studies. In addition, varying interpretations of the data obtained from pre-clinical studies and clinical trials could delay, limit or prevent regulatory approval of the Company’s potential products. ESSA, or ESSA’s future collaborative partner, if any, must obtain and maintain regulatory authorization to conduct clinical trials. ESSA’s pre-clinical research is subject to GLP and other requirements and ESSA’s clinical research is subject to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate ESSA’s data. In addition, the relevant regulatory authority or independent review board may modify, suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Further, the process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon, among other things, the type, complexity and novelty of the prescription drug candidates involved, the jurisdiction in which regulatory approval is sought and the substantial discretion of the regulatory authorities. If regulatory approval is obtained in one jurisdiction, that does not necessarily mean that ESSA’s potential products will receive regulatory approval in all jurisdictions in which the Company may seek approval, or any regulatory approval obtained may not be as broad as what was obtained in other jurisdictions. However, the failure to obtain approval for ESSA’s potential products in one or more jurisdictions may negatively impact the Company’s ability to obtain approval in a different jurisdiction. Accordingly, despite ESSA’s expenditures and investment of time and effort, it may be unable to receive required regulatory approvals for product candidates developed by it. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successful, ESSA’s business, financial condition and results of operations may be materially harmed.

Administering any of ESSA’s potential product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials and could result in the applicable regulatory authorities denying approval of ESSA’s product candidates for any or all of the targeted indications. If regulatory approval for a product is granted, the approval will be limited to those disease states, conditions, and populations for which the product is demonstrated through clinical trials to be safe and effective, and any approval granted may be too narrow to be commercially viable.

ESSA relies on proprietary technology, the protection of which can be unpredictable and costly.

The Company’s activities depend, in part, on its ability to (i) obtain and maintain patents, trade secret protection and operate without infringing the intellectual proprietary rights of third parties, (ii) successfully defend these patents (including patents owned by or licensed to the Company) against third-party challenges, and (iii) successfully enforce these patents against third party competitors. There is no assurance that the Company will be granted such patents and/or proprietary technology or that such granted patents and/or proprietary technology will not be circumvented through the adoption of a competitive, though non-infringing, process or product. The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in interpretations of patent laws may diminish the value of the Company’s intellectual property. Accordingly, the Company cannot predict the breadth of claims that may be allowable or enforceable in its patents (including patents owned by or licensed to the Company). Failure to protect the Company’s existing and future intellectual property rights could seriously harm its business and prospects and may result in the loss of its ability to exclude others from using the Company’s technology or its own right to use the technologies. If the Company does not adequately ensure the right to use certain technologies, it may have to pay others for the right to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. The Company’s patents do not guarantee the right to use the technologies if other parties own intellectual property rights that are necessary in order to use such technologies. The Company’s patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.

In addition, there is a risk that improved versions of ESSA’s own product developed by third parties will be granted patent protection and compete with ESSA’s products. For example, any patents ESSA obtains may not be sufficiently broad to prevent others from utilizing its technologies or from developing competing products and technologies. Third parties may attempt to circumvent ESSA’s patents by means of alternative designs and processes or may independently develop similar products, duplicate any of ESSA’s products not under patent protection, or design around the inventions ESSA claims in any of its existing patents, existing patent applications or future patents or patent applications. The actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends upon many factors, including the type of patent, the scope of ESSA’s coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by ESSA or their underlying technology.

In any case, there can be no assurance that:

•	any rights under Canadian, U.S. or foreign patents owned by the Company or other patents that third parties license to the Company will not be curtailed;

•	the Company was the first inventor of inventions covered by its issued patents or pending applications or that the Company was the first to file patent applications for such inventions;

•	the Company’s pending or future patent applications will be issued with the breadth of claim coverage sought by the Company, or be issued at all;

•	the Company’s competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company’s technologies;

•	third parties will not attempt to circumvent ESSA’s patents by means of alternative designs and processes or that third parties will not also independently develop similar products, duplicate any of ESSA’s products not under patent protection, or design around the inventions ESSA claims in any of the Company’s existing patents, existing patent applications or future patents or patent applications;

•	any of the Company’s trade secrets will not be learned independently by its competitors; or

•	the steps the Company takes to protect its intellectual property will be adequate.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not sought in certain foreign countries. Further, countries ESSA may sell to may not protect its intellectual property to the same extent as the laws of the United States, Canada or Europe, and may lack rules and procedures required for defending ESSA’s patents.

There is a risk that any patents issued relating to ESSA’s products or any patents licensed to ESSA may be successfully challenged or that the practice of its products might infringe the patents of third parties. If the practice of ESSA’s products infringes the patents of third parties, the Company may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding ESSA from developing, manufacturing or selling its planned products. In addition, disputes may arise as to the rights to know-how and inventions among ESSA’s employees and consultants who use intellectual property owned by others for the work performed for the Company. The scope and validity of patents which may be obtained by third parties, the extent to which ESSA may wish or need to obtain patent licenses and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty bearing, which could reduce ESSA’s income. If licenses cannot be obtained on an economical basis, delays in market introduction of its planned products could occur or introduction could be prevented, in some cases causing the expenditure of substantial funds.

In certain instances, ESSA may elect not to seek patent protection but instead rely on the protection of the Company’s technology through confidentiality agreements or trade secrets. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. The value of ESSA’s assets could also be reduced to the extent that third parties are able to obtain patent protection with respect to aspects of ESSA’s technology or products or that confidential measures ESSA has in place to protect the Company’s proprietary technology are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of ESSA’s products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that ESSA would have already completed. The cost of enforcing the Company’s patent rights or defending rights against infringement charges by other patent holders may be significant and could limit operations.

Litigation may also be necessary to enforce patents issued or licensed to ESSA or to determine the scope and validity of a third party’s proprietary rights. ESSA could incur substantial costs if the Company is required to defend itself in patent suits brought by third parties, if ESSA participates in patent suits brought against or initiated by ESSA’s corporate collaborators or if ESSA initiates such suits. The Company may not have the necessary resources to participate in or defend any such activities or litigation. Even if ESSA did have the resources to vigorously pursue its interests in litigation, because of the complexity of the subject matter, it is impossible to predict whether ESSA would prevail in any such action. Any claims of patent infringement asserted by third parties may:

•	divert the time and attention of the Company’s technical personnel and management;

•	cause product development or commercialization delays;

•	require the Company to cease or modify its use of the technology and/or develop non-infringing technology; or

•	require the Company to enter into royalty or licensing agreements.

An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent or selling office could subject ESSA to significant liabilities, require disputed rights to be licensed from third parties or require ESSA to cease using certain technology or products, any of which may have a material adverse effect on the Company’s business, financial condition and results of operations.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results and ESSA’s current product candidates may not have favourable results in later trials or in the commercial setting.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical studies and early clinical trials may not be predictive of the results of later-stage clinical trials. Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials. The Company cannot assure you that TPD/the FDA or other similar government bodies will view the results as the Company does or that any future trials of ESSA’s proposed products for other indications will achieve positive results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials.

A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Any future clinical trial results for ESSA’s proposed products may not be successful. A number of factors could contribute to a lack of favorable safety and efficacy results for ESSA’s proposed products for other indications. For example, such trials could result in increased variability due to varying site characteristics, such as local standards of care, differences in evaluation period and due to varying patient characteristics including demographic factors and health status. There can be no assurance that the Company’s clinical trials will demonstrate sufficient safety and efficacy for TPD or the FDA to approve ESSA’s potential products for the treatment of CRPC, or any other indication that the Company may consider in any additional NDA/NDS submissions for ESSA’s potential products.

The Company will be required to demonstrate through larger-scale clinical trials that any potential future product is safe and effective for use in a diverse population before ESSA can seek regulatory approvals for its commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials. If ESSA’s potential products fail to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, the Company could experience potentially significant delays in, or be required to abandon development of, ESSA’s product candidates currently under development.

In addition, clinical trials and nonclinical studies performed by research organizations and other independent third parties may yield negative results regarding the effect of ESSA’s potential products on CRPC, either in absolute terms or relative to other products.

The Company has incurred significant losses in every quarter since its inception and anticipates that it will continue to incur significant losses in the future and may never generate profits from operations or maintain profitability.

ESSA is a development stage pharmaceutical company with a limited operating history. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. ESSA does not have any products approved by regulatory authorities for marketing or commercial sale and have not generated any revenue from product sales, or otherwise, to date, and ESSA continues to incur significant research, development and other expenses related to its ongoing operations. As a result, ESSA is not profitable and has incurred losses in every reporting period since inception in 2009. For the year ended September 30, 2015, the year ended September 30, 2014 and the nine months ended September 30, 2013, ESSA reported a net loss of $11,502,764, $1,961,506 and $1,058,060, respectively. As of September 30, 2015, ESSA had an accumulated deficit since inception of $17,632,367.

The Company expects to continue to incur significant expenses and operating losses for the foreseeable future. ESSA anticipates these losses to increase as it continues the R&D of, and seek regulatory approvals for, any of its future product candidates and potentially begin to commercialize any products that may achieve regulatory approval. ESSA may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its financial condition. The size of ESSA’s future net losses will depend, in part, on the rate of future growth of ESSA’s expenses and ability to generate revenues. The Company’s prior losses and expected future losses have had and will continue to have an adverse effect on the Company’s financial condition.

Even if the Company is able to commercialize any product candidate, there can be no assurance that the Company will generate significant revenues or ever achieve profitability.

The Company expects to continue to incur substantial losses for the foreseeable future, and these losses may be increasing. The Company is uncertain about when or if it will be able to achieve or sustain profitability. If the Company achieves profitability in the future, it may not be able to sustain profitability in subsequent periods. Failure to become and remain profitable would impair the Company’s ability to sustain operations and adversely affect the price of the Common Shares and its ability to raise capital.

ESSA has a limited operating history, which may make it difficult for you to evaluate the success of ESSA’s business to date and to assess ESSA’s future viability.

The Company’s operations to date have been primarily limited to organizing and staffing ESSA, acquiring the in-licensing of intellectual property, discovering and developing novel small molecule drug candidates and conducting preliminary pre-clinical research. ESSA has not yet obtained regulatory approval for any of the Company’s product candidates. Consequently, evaluating ESSA’s performance, viability or future success will be more difficult than if ESSA had a longer operating history or approved products on the market.

Raising additional capital may cause dilution to ESSA’s existing shareholders, restrict ESSA’s operations or require ESSA to relinquish rights to technologies or any future product candidates.

Until the Company can generate substantial revenue from product sales, if ever, the Company expects to finance future cash needs through a combination of private and public equity offerings, debt financings, strategic collaborations and alliances and licensing arrangements. Additional financing that the Company may pursue may involve the sale of its Preferred Shares, Common Shares or financial instruments that are exchangeable for, or convertible into, its Preferred Shares and/or Common Shares, which could result in significant dilution to ESSA’s shareholders and the terms may include liquidation or other preferences that adversely affect the rights of existing shareholders. Additional capital may not be available on reasonable terms, if at all. Furthermore, these securities may have rights senior to those of ESSA’s Preferred Shares or Common Shares and could contain covenants that include restrictive covenants limiting ESSA’s ability to take important actions and potentially impair ESSA’s competitiveness, such as limitations on ESSA’s ability to incur additional debt, make capital expenditures, acquire, sell or license intellectual property rights or declare dividends. If ESSA raises additional funds through strategic collaborations and alliances or licensing arrangements with third parties, ESSA may have to relinquish valuable rights to technologies or future product candidates, or grant licenses on terms that are not favorable to ESSA. If the Company is unable to raise additional funds when needed, the Company may be required to delay, limit, reduce or terminate its product development or commercialization efforts or grant rights to develop and market product candidates that ESSA would otherwise prefer to develop and market ourselves.

As an organization, ESSA has never conducted a clinical trial or submitted an NDA/NDS before and may be unable to do so for its potential products or any other future products ESSA develops.

ESSA is currently entering the clinical development stage. However, ESSA still needs to conduct all levels of clinical trials. The conduct of Phase 3 clinical trials and the submission of a successful IND/CTA and NDA/NDS is a complicated process. As an organization, ESSA has not conducted a clinical trial before, has limited experience in preparing, submitting and prosecuting regulatory filings and has not submitted an NDA/NDS. ESSA’s interactions with the FDA to date have been limited to the current clinical trial. Consequently, even if ESSA’s initial clinical trials are successful, the Company may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to NDA/NDS submission and approval of ESSA’s proposed products or any other future product candidate ESSA may develop. The Company may require more time and incur greater costs than competitors and may not succeed in obtaining regulatory approvals of products that the Company develops. Failure to commence or complete, or delays in, ESSA’s planned clinical trials, would prevent ESSA from or delay ESSA in commercializing proposed products or any other future product candidate ESSA develops.

In order to establish the Company’s sales and marketing infrastructure, the Company will need to expand the size of its organization and the Company may experience difficulties in managing this growth.

As the Company’s development and commercialization plans and strategies develop, the Company expects that it will need to expand the size of its employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. In addition, the Company’s management may have to divert a disproportionate amount of its attention away from the Company’s day-to-day activities and devote a substantial amount of time to managing these growth activities. The Company’s future financial performance and its ability to commercialize its potential products and any other future product candidates and its ability to compete effectively will depend, in part, on the Company’s ability to effectively manage any future growth.

If the Company is not successful in attracting and retaining highly qualified personnel, the Company may not be able to successfully implement its business strategy.

The Company’s ability to compete in the highly competitive pharmaceuticals industry depends in large part upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. Competition affects the Company’s ability to hire and retain highly qualified personnel on acceptable terms. The Company is highly dependent on its management, scientific and medical personnel. The Company’s management team has substantial knowledge in many different aspects of drug development and commercialization. Despite the Company’s efforts to retain valuable employees, members of its management, scientific and medical teams may terminate their employment with the Company on short notice or, potentially, without any notice at all. The loss of the services of any of the Company’s executive officers or other key employees could potentially harm its business, operating results or financial condition. The Company’s success may also depend on its ability to attract, retain and motivate highly skilled junior, mid-level, and senior managers and scientific personnel. Other pharmaceutical companies with which the Company competes for qualified personnel have greater financial and other resources, different risk profiles, and a longer history in the industry than the Company does. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what the Company has to offer. If the Company is unable to continue to attract and retain high-quality personnel, the rate and success at which the Company can develop and commercialize product candidates would be limited.

The directors and officers of ESSA may be subject to conflicts of interest.

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations and situations may arise where these directors and officers will be in direct competition with the Company. Not all of the Company’s directors or officers are subject to non-competition agreements. Some of the directors and officers of the Company are or may become directors or officers of the other companies engaged in other business ventures whose operations may, from time to time, be in direct competition with ESSA’s operations. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) and under the Company’s articles of incorporation.

If ESSA is unable to enroll subjects in clinical trials, ESSA will be unable to complete these trials on a timely basis.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of subjects to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, ability to obtain and maintain patient consents, risk that enrolled subjects will drop out before completion, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications ESSA is investigating. Furthermore, ESSA relies on CROs and clinical trial sites to ensure the proper and timely conduct of the Company’s clinical trials, and while the Company has agreements governing their committed activities, the Company has limited influence over their actual performance.

If ESSA experiences delays in the completion or termination of any clinical trial of its proposed products or any future product candidates, the commercial prospects of product candidates will be harmed, and ESSA’s ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing ESSA’s clinical trials will increase costs, slow down product candidate development and approval process and could shorten any periods during which ESSA may have the exclusive right to commercialize product candidates or allow competitors to bring products to market before ESSA does, and jeopardize ESSA’s ability to commence product sales, which would impair ESSA’s ability to generate revenues and may harm ESSA’s business, results of operations, financial condition and cash flows and future prospects. In addition, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of ESSA’s proposed products or future product candidates.

ESSA intends to conduct trials for existing or future product candidates at sites outside the United States and the FDA may not accept data from trials conducted in such locations.

ESSA has received a “no objection letter” related to its CTA in Canada and will conduct one or more clinical trials in Canada. ESSA may in the future choose to conduct more clinical trials outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the studies also complied with all applicable U.S. laws and regulations. There can be no assurance the FDA will accept data from trials conducted outside of the United States. If the FDA chooses to not accept data collected outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt the development of the Company’s proposed products or any future product candidates.

Even if the Company obtains marketing approval for any potential products, the Company will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

Even if the Company obtains Canadian or U.S. regulatory approval proposed products for the treatment of CRPC, which would not occur until the Company successfully completes Phase 3 clinical trials, the FDA or TPD may still impose significant restrictions on its indicated uses or marketing or the conditions of approval, or impose ongoing requirements for potentially costly and time-consuming post-approval studies, including Phase 4 clinical trials or clinical outcome studies and post-market surveillance to monitor the safety and efficacy of ESSA’s potential products. Even if the Company secures Canadian and/or U.S. regulatory approval, the Company would continue to be subject to ongoing regulatory requirements governing manufacturing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, recordkeeping and reporting of adverse events and other post-market information. These requirements include registration with the FDA, as well as continued compliance with GCP obligations, for any clinical trials that the Company conducts post approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents.

With respect to any drug candidates for which ESSA obtains regulatory approval, ESSA will be subject to post-marketing regulatory obligations, including the requirements by the FDA, EMA and similar agencies in other jurisdictions to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit ESSA’s ability to successfully commercialize approved products.

In addition, manufacturing of approved drug products must comply with extensive regulations governing cGMP. Manufacturers and their facilities are subject to continual review and periodic inspections. As ESSA will be dependent on third parties for manufacturing, ESSA will have limited ability to ensure that any entity manufacturing products on its behalf is doing so in compliance with applicable cGMP requirements. Failure or delay by any manufacturer of ESSA’s products to comply with cGMP regulations or to satisfy regulatory inspections could have a material adverse effect on ESSA, including potentially preventing ESSA from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labeling changes, which requires time and money to obtain and can cause delays in product availability. ESSA is also required to comply with good distribution practices such as maintenance of storage and shipping conditions, as well as security of products, in order to ensure product quality determined by cGMP is maintained throughout the distribution network. In addition, ESSA is subject to regulations governing the import and export of its products.

Sales and marketing of pharmaceutical products are subject to extensive federal and provincial or state laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing and are also subject to consumer protection and unfair competition laws. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on ESSA and ESSA’s collaborators. To the extent ESSA products are marketed by collaborators, ESSA’s ability to ensure their compliance with applicable regulations will be limited. In addition, ESSA is subject to regulations governing the design, testing, control, manufacturing, distribution, labeling, quality assurance, packaging, storage, shipping, import and export of ESSA’s products and product candidates.

Failure to comply with applicable legal and regulatory requirements may result in administrative or judicial sanctions.

If the Company or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, lack of efficacy, problems with the facility where the product is manufactured, or the Company or its manufacturers fail to comply with applicable regulatory requirements, the Company may be subject to the following administrative or judicial sanctions:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	issuance of warning letters or untitled letters;

•	clinical holds;

•	injunctions or the imposition of civil or criminal penalties or monetary fines;

•	suspension or withdrawal of regulatory approval;

•	suspension of any ongoing clinical trials;

•	refusal to approve pending applications or supplements to approved applications filed by the Company, or suspension or revocation of product license approvals;

•	suspension or imposition of restrictions on operations, including costly new manufacturing requirements;

•	withdrawal of the product from the market and product recalls; or

•	product seizure or detention or refusal to permit the import or export of product.

The occurrence of any event or penalty described above may inhibit the Company’s ability to commercialize potential products and generate revenue. Adverse regulatory action, whether pre- or post-approval, can also potentially lead to product liability claims and increase the Company’s product liability exposure.

In the future, the regulatory climate might change due to changes in the FDA and other regulatory authorities’ staffing, policies or regulations and such changes could impose additional post-marketing obligations or restrictions and related costs. While it is impossible to predict future legislative or administrative action, if the Company is not able to maintain regulatory compliance, the Company will not be able to market its drugs and its business could suffer.

Termination or suspension of, or delays in the commencement or completion of, any necessary future studies of ESSA’s potential products for any indications could occur.

The commencement and completion of any potential clinical studies for future products can be delayed for a number of reasons, including delays related to:

•	the FDA, TPD or similar regulatory authorities not granting permission to proceed and placing the clinical study on hold or not reviewing and responding to IND/CTA application requests;

•	subjects failing to enroll or remain in the Company’s trials at the rate the Company expects;

•	a facility manufacturing a product being ordered by the FDA or other government or regulatory authorities to temporarily or permanently shut down due to violations of cGMP requirements or other applicable requirements, or cross-contaminations of product candidates in the manufacturing process;

•	any changes to the Company’s potential manufacturing processes that may be necessary or desired;

•	subjects experiencing severe or unexpected drug-related adverse effects;

•	reports from clinical testing as well as post-market reports on similar technologies and products raising safety and/or efficacy concerns;

•	third-party clinical investigators losing their license or permits necessary to perform the Company’s clinical trials, not performing the Company’s clinical trials on their anticipated schedule or employing methods not consistent with the clinical trial protocol, GMP requirements, or other third parties not performing data collection and analysis in a timely or accurate manner;

•	inspections of clinical study sites by the FDA, TPD or similar regulatory authorities, or IRBs or similar research ethics boards, finding regulatory violations that require the Company to undertake corrective action, result in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study, or that prohibit the Company from using some or all of the data in support of its marketing applications;

•	third-party contractors becoming debarred or suspended or otherwise penalized by the FDA, TPD or other government or regulatory authorities for violations of regulatory requirements, in which case the Company may need to find a substitute contractor and the Company may not be able to use some or any of the data produced by such contractors in support of its marketing applications;

•	one or more IRBs refusing to approve, suspending or terminating the study at an investigational site, precluding enrolment of additional subjects, or withdrawing its approval of the trial; reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	deviations of the clinical sites from trial protocols or dropping out of a trial;

•	the addition of new clinical trial sites; and

•	the inability of the CRO to execute any clinical trials for any reason.

Product development costs for any of ESSA’s potential products will increase if it has delays in testing or approval or if the Company needs to perform more or larger clinical studies than planned. Additionally, changes in regulatory requirements and policies may occur and the Company may need to amend study protocols to reflect these changes. Amendments may require the Company to resubmit its study protocols to the FDA, TPD or similar regulatory authorities or IRBs for re-examination, which may impact the costs, timing or successful completion of that study. Any delays in completing the Company’s future clinical trials will increase its costs, slow down its development and approval process and jeopardize its ability to generate revenues. Any of these occurrences may have a material adverse effect on the Company’s business, financial condition and prospects.

The Company faces intense competition from other biotechnology and pharmaceutical companies and its operating results will suffer if the Company fails to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Company’s potential competitors in Canada, the United States and globally include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies and specialized cancer treatment companies. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as ESSA does. Due to the size of the prostate cancer treatment market and the large unmet medical need for products that treat CRPC, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with the Company’s.

Many of the companies developing competing technologies and products in ESSA’s field have significantly greater financial resources and expertise in discovery, R&D, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than ESSA does. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ESSA’s. There is a risk that one or more of ESSA’s competitors may develop more effective or more affordable products and that such competitors will commercialize products that will render its product candidates obsolete. ESSA faces competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others. In addition, these companies and institutions also compete with ESSA in recruiting and retaining qualified personnel. If the Company is not able to compete effectively against its current and future competitors, its business will not grow and its financial condition and operations will suffer materially adverse effects.

Failure to obtain regulatory approval in international jurisdictions would prevent any future product candidates from being marketed outside Canada or the United States.

In order to market and sell ESSA’s potential future products in the European Union and many other jurisdictions, it must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain TPD or FDA approval. The regulatory approval process outside of Canada or the United States generally includes all of the risks associated with obtaining TPD or FDA approval. In addition, in many countries outside Canada or the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for ESSA and could delay or prevent the introduction of its potential products in certain countries. ESSA may not obtain approvals from regulatory authorities outside Canada or the United States on a timely basis, if at all. A failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. ESSA may not be able to file for marketing approvals and may not receive necessary approvals to commercialize its potential products in any market. If ESSA is unable to obtain approval of any of its future product candidates by regulatory authorities in the European Union or another jurisdiction, the commercial prospects of that product candidate may be significantly diminished and its business prospects could decline.

Recently enacted and future legislation in the United States may increase the difficulty and cost for the Company to obtain marketing approval of, and commercialize, its potential future products and affect the prices the Company may obtain.

In the United States, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for ESSA’s potential future products, restrict or regulate post-approval activities and affect the Company’s ability to profitably sell potential future products. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. The Company does not know whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of ESSA’s potential future products, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject the Company to more stringent product labeling and post-marketing testing and other requirements.

In the United States, the MMA changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, the Company expects that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that the Company receives for ESSA’s potential products and could seriously harm its business. While the MMA applies only to drug benefits for Medicare beneficiaries, private health insurance companies often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private health insurance companies.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “Health Care Reform Law”), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may possibly require the Company to modify its business practices with healthcare practitioners. ESSA will not know the full effects of the Health Care Reform Law until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the full effect of the Health Care Reform Law, the law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase its regulatory burdens and operating costs.

ESSA’s business may be materially adversely affected by new legislation, new regulatory requirements and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means.

Governments and regulatory authorities in Europe and other markets in which ESSA intends to sell its products may propose and adopt new legislation and regulatory requirements relating to pharmaceutical approval criteria and manufacturing requirements. Such legislation or regulatory requirements, or the failure to comply with such, could adversely impact ESSA’s operations and could have a material adverse effect on ESSA’s business, financial condition and results of operations.

In recent years, national, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price based reforms to the healthcare systems in the European Union, the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Furthermore, in certain foreign markets, the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While ESSA cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of the Company’s existing and potential products. Significant changes in the healthcare system in the European Union and other countries may have a substantial impact on the manner in which ESSA conducts its business. Such changes could also have a material adverse effect on ESSA’s business, financial condition and results of operations.

ESSA is subject to risks inherent in foreign operations.

ESSA intends to pursue international market growth opportunities, such that international sales may account for a significant portion of its revenue. ESSA is subject to a number of risks associated with its potential international business operations, sales and marketing activities that may increase liability, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada, the European Union and other jurisdictions where ESSA may conduct business, including import and export legislation;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expenses of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	differing tax structures and related potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	unauthorized copying or use of ESSA’s intellectual property;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures ESSA implements to address or mitigate these risks will be successful, that ESSA’s personnel will comply with them or that ESSA will not experience these factors in the future or that they will not have a material adverse effect on ESSA’s business, results of operations and financial condition.

The Company may face exposure to adverse movements in foreign currency exchange rates.

ESSA’s business may expand internationally and as a result, a significant portion of its revenues, expenses, current assets and current liabilities may be preliminary denominated in U.S. dollars, Euros, and other foreign currencies, while its financial statements are expressed in Canadian dollars. In addition, the CPRIT Grant is payable in U.S. dollars and the formula for determining the funds ESSA must dedicate to the Project in order to receive CPRIT Grant funds each year, as set out in the CPRIT Agreement, is calculated in U.S. dollars. A decrease in the value of such foreign currencies, in particular the U.S. dollar, relative to the Canadian dollar could result in losses in revenues from currency exchange rate fluctuations. To date, ESSA has not hedged against risks associated with foreign exchange rate exposure. ESSA cannot be sure that any hedging techniques it may implement in the future will be successful or that its business, financial condition, and results of operations will not be materially adversely affected by exchange rate fluctuations.

Laws and regulations governing international operations may preclude ESSA from developing, manufacturing and selling certain product candidates outside of the United States and Canada and require ESSA to develop and implement costly compliance programs.

ESSA must comply with numerous laws and regulations in each jurisdiction in which ESSA plans to operate. ESSA must also comply with U.S. laws applicable to the foreign operations of U.S. individuals, such as the FCPA, and Canadian laws applicable to the foreign operations of Canadian businesses and individuals, such as the CFPOA. The creation and implementation of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

The CFPOA prohibits Canadian businesses and individuals from giving or offering to give a benefit of any kind to a foreign public official, or any other person for the benefit of the foreign public official, where the ultimate purpose is to obtain or retain a business advantage. Furthermore, a company may be found liable for violations by not only its employees, but also by its third-party agents. Any failure to comply with the CFPOA, as well as applicable laws and regulations in foreign jurisdictions, could result in substantial penalties or restrictions on ESSA’s ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on ESSA and its share price.

The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring ESSA to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the Department of Justice. The SEC is involved with enforcement of the books and records provisions of the FCPA.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical studies and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Violation of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. government until the pending claims are resolved. Conviction of a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of ESSA’s failure to satisfy any of its obligations under laws governing international business practices would have a negative impact on its operations and harm its reputation and ability to procure government contracts. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

ESSA’s employees or other agents may, without the Company’s knowledge and despite the Company’s efforts, engage in prohibited conduct under its policies and procedures and the CFPOA, FCPA or other anti-bribery laws that ESSA may be subject to for which it may be held responsible. If ESSA’s employees or other agents are found to have engaged in such practices, it could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If ESSA expands its presence outside of the United States in the future, it will be required to dedicate additional resources to comply with these laws, and these laws may preclude ESSA from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit ESSA’s growth potential and increase development costs.

Third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain the Company’s future revenues.

In many of the markets ESSA hopes to sell future products in, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the effectiveness of, and prices charged for, medical products and services and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. The prices of ESSA’s future products may be subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms. In addition, as drug costs have increased, there have been more cost containment measures taken by government and third-party private payors, including limitations on both the number of products they list for reimbursements, the conditions under which they will reimburse, and the reimbursement drug prices. Some payors require manufacturers to enter into agreements with them in order for drugs to be reimbursed by the payor, and the agreements may contain cost sharing or other onerous provisions. Also, the current conditions and rules relating to the listing submissions to public and private formulary listings may change or become more onerous in the future. If ESSA fails to achieve the listing of its products, that will affect the physicians’ decisions regarding the use of ESSA’s products.

The Company’s ability to successfully market any of its future products will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of the Company’s potential products and related treatments. Countries in which ESSA’s potential products may in the future be sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products obtain governmental approval of initial prices and any subsequent price increases. In certain countries, including the United States, government-funded and private medical care plans can exert significant indirect pressure on prices. The Company may not be able to sell any potential products profitably if its prices are not approved or coverage and reimbursement is unavailable or limited in scope.

If ESSA is not able to convince public payors and hospitals to include ESSA’s potential future products on their approved formulary lists, revenues may not meet expectations and ESSA’s business, results of operations and financial condition may be adversely affected.

Hospitals establish formularies, which are lists of drugs approved for use in the hospital. If a drug is not included on the hospital’s formulary, the ability to promote and sell ESSA’s potential future products may be limited or denied. If ESSA fails to secure and maintain formulary inclusion for potential future products on favorable terms or are significantly delayed in doing so, ESSA may have difficulty achieving market acceptance of potential future products and ESSA’s business, results of operations and financial condition could be materially adversely affected.

The Company has never marketed a drug before, and if the Company is unable to establish an effective sales force and marketing infrastructure, or enter into acceptable third-party sales and marketing or licensing arrangements, the Company may be unable to generate any revenue.

ESSA does not currently have an infrastructure for the sales, marketing and distribution of pharmaceutical drug products and the cost of establishing and maintaining such an infrastructure may exceed the cost-effectiveness of doing so. In order to market any products that may be approved by the FDA and comparable foreign regulatory authorities, ESSA must build its sales, marketing, managerial and other nontechnical capabilities or make arrangements with third parties to perform these services. If ESSA is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, ESSA may not be able to generate product revenue and may not become profitable. ESSA will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without an internal commercial organization or the support of a third party to perform sales and marketing functions, ESSA may be unable to compete successfully against these more established companies.

ESSA’s products may, if approved for sale, not achieve or maintain expected levels of market acceptance, which could have a material adverse effect on its business, financial condition and results of operations and could cause the market value of its securities to decline.

Even if ESSA is able to obtain regulatory approvals for its product candidates, the success of those products is dependent upon achieving and maintaining market acceptance. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for ESSA’s products could be impacted by several factors, many of which are not within ESSA’s control, including but not limited to:

•	demonstration of clinical safety and efficacy of ESSA’s potential products and other possible AR NTD inhibitors generally;

•	safety, efficacy, convenience and cost-effectiveness of ESSA’s products compared to products of its competitors;

•	the prevalence and severity of any adverse side effects;

•	scope of approved uses and marketing approval;

•	limitations or warnings contained in FDA-approved labeling;

•	timing of market approvals and market entry;

•	the willingness of physicians to prescribe ESSA’s potential products and of the target patient population to try new therapies;

•	the inclusion of AR NTD inhibitor products in applicable treatment guidelines;

•	new procedures or methods of treatment that may reduce the incidences of any of the indications for which ESSA’s potential products shows utility;

•	difficulty in, or excessive costs to, manufacture;

•	infringement or alleged infringement of the patents or intellectual property rights of others;

•	the introduction of any new products, including generic AR NTD inhibitor products, that may in the future become available to treat indications for which ESSA’s potential product may be approved;

•	availability of alternative products from ESSA’s competitors;

•	acceptance of the price of ESSA’s products; and

•	ability to market ESSA’s products effectively at the retail level.

In addition, the success of any new product will depend on ESSA’s ability to either successfully build its in-house sales capabilities or to secure new, or to realize the benefits of existing arrangements with third-party marketing or distribution partners. Seeking out, evaluating and negotiating marketing or distribution agreements may involve the commitment of substantial time and effort and may not ultimately result in an agreement. In addition, the third-party marketing or distribution partners may not be as successful in promoting ESSA’s products as it had anticipated. If ESSA is unable to commercialize new products successfully, whether through a failure to achieve market acceptance, a failure to build its own in-house sales capabilities, a failure to secure new marketing partners or to realize the benefits of ESSA’s arrangements with existing marketing partners, there may be a material adverse effect on ESSA’s business, financial condition and results of operations and it could cause the market value of ESSA’s securities to decline.

In addition, by the time any products are ready to be commercialized, what ESSA believes to be the market for these products may have changed. The Company’s estimates of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. ESSA’s failure to successfully introduce and market its products that are under development would have a material adverse effect on its business, financial condition and results of operations.

ESSA is subject to U.S. laws relating to fraud and abuse and patients’ rights.

As a pharmaceutical company, even though ESSA does not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to ESSA’s future arrangements with third-party payors and customers who are in a position to purchase, recommend and/or prescribe ESSA’s product candidates for which the Company obtains marketing approval. These broadly applicable fraud and abuse and other healthcare laws and regulations may constrain ESSA’s future business or financial arrangements and relationships with healthcare professionals, principal investigators, consultants, customers, and third-party payors and other entities, including ESSA’s marketing practices, educational programs and pricing policies. Restrictions under applicable federal and state healthcare laws and regulations that may affect ESSA’s ability to operate include, but are not limited to, the following:

•	the U.S. Anti-Kickback Statute, among other things, prohibits persons from knowingly and willfully soliciting, offering, receiving or providing paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	civil and criminal false claims laws and civil monetary penalty laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, among other things, prohibits individuals or entities from knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment or approval that are false or fraudulent or from knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

•	HIPAA, among other things, imposes criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g. public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as health plans, healthcare clearinghouses and healthcare providers;

•	the federal Physician Payment Sunshine Act, created under Section 6002 of the Affordable Care Act and its implementing regulations, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services (“CMS”), information related to “payments or other transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians (as defined above) and their immediate family members and payments or other “transfers of value” to such physician owners and their immediate family members; and

•	analogous state and foreign laws and regulations, including: state anti-kickback and false claims laws which may apply to ESSA’s business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by state governmental and non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government; state laws that require drug manufacturers to track gifts and other remuneration and items of value provided to healthcare professionals and entities and file reports relating to pricing and marketing information; and state and foreign laws that govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that ESSA’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that ESSA’s business practices may not comply with current or future statutes, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If ESSA’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to ESSA, the Company may be subject to penalties, including without limitation, significant civil, criminal and administrative penalties, damages, fines, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings, and the curtailment or restructuring of ESSA’s operations. If any physicians or other healthcare providers or entities with whom ESSA expects to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Moreover, ESSA expects there will continue to be federal and state laws and regulations, proposed and implemented, that could impact ESSA’s operations and business. The extent to which future legislation or regulations, if any, relating to healthcare fraud abuse laws or enforcement, may be enacted or what effect such legislation or regulation would have on ESSA’s business remains uncertain.

The Company may acquire businesses or products or form strategic alliances in the future and the Company may not realize the benefits of such acquisitions.

The Company may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that the Company believes will complement or augment its existing business.

If the Company acquires businesses in the future, it may not be able to realize the benefit of acquiring such businesses if the Company is unable to successfully integrate them with its existing operations and company culture. The Company may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent the Company from realizing their expected benefits. The potential failure of the due diligence processes to identify significant problems, liabilities or other shortcomings or challenges with respect to intellectual property, product quality, revenue recognition or other accounting practices, taxes, corporate governance and internal controls, regulatory compliance, employee, customer or partner disputes or issues and other legal and financial contingencies could decrease or eliminate the anticipated benefits and synergies of any acquisition and could negatively affect ESSA’s future business and financial results.

As part of ESSA’s business strategy, it may also continue to acquire additional companies, products or technologies principally related to, or complementary to, ESSA’s current operations. Any such acquisitions will be accompanied by certain risks including but not limited to:

•	exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;

•	higher than anticipated acquisition costs and expenses;

•	the difficulty and expense of integrating operations, systems and personnel of acquired companies;

•	disruption of ESSA’s ongoing business;

•	inability to retain key customers, distributors, vendors and other business partners of the acquired company;

•	diversion of management’s time and attention; and

•	possible dilution to shareholders.

ESSA may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect ESSA’s business, financial condition or results of operations.

ESSA may seek to enter into collaborations with third parties for the development and commercialization of its product candidates. If ESSA fails to enter into such collaborations, or such collaborations are not successful, it may not be able to capitalize on the market potential of its product candidates.

The Company may seek third-party collaborators for development and commercialization of its product candidates. ESSA is not currently party to any such arrangement. However, if ESSA does enter into any such arrangements with any third parties in the future, it will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of ESSA’s product candidates. The Company’s ability to generate revenues from these arrangements will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving ESSA’s product candidates would pose the following risks:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not pursue development and commercialization of ESSA’s product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with ESSA’s products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ESSA’s;

•	collaborators with marketing and distribution rights to one or more of ESSA’s products may not commit sufficient resources to the marketing and distribution of such product or products;

•	collaborators may not properly maintain or defend ESSA’s intellectual property rights or may use ESSA’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate ESSA’s intellectual property or proprietary information or expose ESSA to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose ESSA to litigation and potential liability;

•	disputes may arise between the collaborators and ESSA that result in the delay or termination of the research, development or commercialization of ESSA’s products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a collaborator of ESSA’s were to be involved in a business combination, the continued pursuit and emphasis on ESSA’s product development or commercialization program could be delayed, diminished or terminated.

ESSA’s employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for ESSA and harm ESSA’s reputation.

ESSA is exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards ESSA has established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorized activities to ESSA. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to ESSA’s reputation. If any such actions are instituted against ESSA and ESSA is not successful in defending itself or asserting ESSA’s rights, those actions could have a significant impact on ESSA’s business, results of operations, financial condition and cash flows from future prospects, including the imposition of significant fines or other sanctions.

If product liability lawsuits are brought against the Company, it may incur substantial liabilities and may be required to cease the sale, marketing and distribution of its products.

The Company could face a potential risk of product liability as a result of its potential sales, marketing and distribution activities relating to any future commercialization of any future product. For example, the Company may be sued if any product it develops allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under U.S. state or Canadian provincial or other foreign consumer protection legislation. If the Company cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to cease the sale, marketing and distribution of its products. Even successful defense against product liability claims would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any future products that the Company may develop;

•	injury to the Company’s reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of management’s time and the Company’s resources;

•	substantial monetary awards to consumers, trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize;

•	the inability to continue the sale, marketing and distribution of ESSA’s potential future products; and

•	a decline in the price of the Preferred Shares or Common Shares.

The Company currently maintains insurance that it believes has sufficient coverage to protect against the liability risks discussed above and the Company believes this coverage is consistent with industry norms for companies at a similar stage of development. However, if the Company is unable to obtain and retain sufficient product liability insurance in the future at an acceptable cost to protect against potential product liability claims, the commercialization of products it develops could be hindered or prevented.

The Company’s business and operations would suffer in the event of computer system failures.

Despite the implementation of security measures, ESSA’s internal computer systems and those of other third parties on which it relies are vulnerable to damage from computer viruses, unauthorized access, natural disasters, fire, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in ESSA’s operations, it could result in a material disruption of ESSA’s drug development programs. To the extent that any disruption or security breach results in a loss of or damage to ESSA’s data or applications, or inappropriate disclosure of confidential or proprietary information, ESSA could incur liability and the further development of ESSA’s future product candidates could be delayed.

If ESSA fails to comply with environmental, health and safety laws and regulations, ESSA could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of ESSA’s business.

ESSA is subject to numerous environmental, health and safety laws and regulations in Canada and in the United States, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. ESSA’s operations involve the use of hazardous and flammable materials, including chemicals and biological materials. ESSA’s operations also produce hazardous waste products. The Company generally contracts with third parties for the disposal of these materials and wastes. ESSA cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from ESSA’s use of hazardous materials, it could be held liable for any resulting damages, and any liability could exceed its resources. ESSA also could incur significant costs associated with civil or criminal fines and penalties.

Although ESSA maintains workers’ compensation insurance to cover for costs and expenses ESSA may incur due to injuries to employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. ESSA does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it in connection with its storage or disposal of biological or hazardous materials.

In addition, ESSA may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair ESSA’s research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Business disruptions could seriously harm ESSA’s future revenues and financial condition and increase costs and expenses.

ESSA’s operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which ESSA is predominantly self-insured. ESSA does not carry insurance for all categories of risk that ESSA’s business may encounter. The occurrence of any of these business disruptions could seriously harm ESSA’s operations and financial condition and increase costs and expenses. Further, any significant uninsured liability may require ESSA to pay substantial amounts, which would adversely affect ESSA’s business, results of operations, financial condition and cash flows from future prospects.

ESSA has no experience manufacturing ESSA’s product candidates on a large clinical or commercial scale and have no manufacturing facility. As a result, ESSA may in the future be dependent on third-party manufacturers for the manufacture of its potential product candidates as well as on third parties for ESSA’s supply chain, and if ESSA experiences problems with any future third parties, the manufacturing of ESSA’s product candidates or products could be delayed.

ESSA does not own or operate facilities for the manufacture of future potential product candidates. ESSA currently has no plans to build internal clinical or commercial scale manufacturing capabilities. As a result, ESSA potentially may rely on third party CMOs, in the future, for the chemical manufacture of active pharmaceutical ingredients for ESSA’s potential products. Also, ESSA may potentially rely on another CMO for the production of the final product formulation. To meet ESSA’s projected potential needs for clinical supplies to support its activities through regulatory approval and commercial manufacturing, the CMOs with whom ESSA may potentially work will need to increase the scale of production. ESSA may need to identify additional CMOs for continued production of supply for product candidates in the event the current potential CMOs ESSA chooses to utilize are unable to scale production, or if ESSA otherwise experiences any problems with them. Although alternative third-party suppliers with the necessary manufacturing and regulatory expertise and facilities exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers. ESSA may encounter technical difficulties or delays in the transfer of any future potential product manufacturing on a commercial scale to additional third-party manufacturers. ESSA may be unable to enter into agreements for commercial supply with third party manufacturers, or may be unable to do so on acceptable terms. If ESSA is unable to arrange for alternative third-party manufacturing sources or to do so on commercially reasonable terms or in a timely manner, ESSA may not be able to complete development of its potential product candidates, market or distribute them.

Reliance on third-party manufacturers entails risks to which ESSA would not be subject if ESSA manufactured product candidates or products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond ESSA’s control, including a failure to synthesize and manufacture product candidates or any products ESSA may eventually commercialize in accordance with ESSA’s specifications and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to ESSA. In addition, the FDA and other regulatory authorities require that ESSA’s product candidates and any products that ESSA may eventually commercialize be manufactured according to GMP and similar foreign standards. Any failure by ESSA’s third-party manufacturers to comply with GMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of ESSA’s potential product candidates and could cause ESSA to incur higher costs and prevent ESSA from commercializing product candidates successfully. In addition, such failure could be the basis for the FDA to issue a warning letter, withdraw approvals for product candidates previously granted to ESSA, or take other regulatory or legal action, including recall or seizure of outside supplies of the product candidate, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention or product, refusal to permit the import or export of products, injunction, or imposing civil and criminal penalties.

Any significant disruption in ESSA’s supplier relationships could harm the Company’s business. Any significant delay in the supply of a product candidate or its key materials for a potential ongoing clinical study could considerably delay completion of ESSA’s potential clinical trials, product testing and regulatory approval of ESSA’s potential product candidates. If ESSA’s manufacturers or ESSA is unable to purchase these key materials after regulatory approval has been obtained for ESSA’s product candidates, the commercial launch of ESSA’s product candidates would be delayed or there would be a shortage in supply, which would impair ESSA’s ability to generate revenues from the sale of its product candidates. It may take several years to establish an alternative source of supply for ESSA’s product candidates and to have any such new source approved by the FDA.

ESSA may be subject to claims by third parties asserting that ESSA, or ESSA’s employees have misappropriated their intellectual property, or claiming ownership of what ESSA regards as its own intellectual property.

Certain of ESSA’s employees, including senior management, were previously employed, or continue to be employed, at universities or other public institutions, or at other biotechnology or pharmaceutical companies, including ESSA’s competitors or potential competitors. Some of these employees, executed proprietary rights, nondisclosure and noncompetition agreements, in connection with such previous employment. ESSA may be subject to claims that ESSA, or these employees, have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. If ESSA fails in prosecuting or defending any such claims, in addition to paying monetary damages, ESSA may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and ESSA could be required to obtain a license from such third party to commercialize ESSA’s technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if ESSA is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Compulsory licensing and/or generic competition may affect the Company’s business in certain countries.

In a number of countries, governmental authorities and other groups have suggested that companies which manufacture medical products (e.g., pharmaceuticals) should make products available at a low cost. In some cases, governmental authorities have held that where a pharmaceutical company does not do so, its patents might not be enforceable to prevent generic competition. Alternatively, some governmental authorities could require that ESSA grant compulsory licenses to allow competitors to manufacture and sell their own versions of ESSA’s products, thereby reducing ESSA’s sales or the sales of ESSA’s licensee(s). In all of these situations, the results of future operations in these countries if any, could be adversely affected.

ESSA’s business depends heavily on the use of information technologies.

Several key areas of ESSA’s business depend on the use of information technologies. Despite ESSA’s best efforts to prevent such behaviour, third parties may nonetheless attempt to hack into ESSA’s systems and obtain data relating to ESSA’s pre-clinical studies or proprietary information on potential products. If ESSA fails to maintain or protect ESSA’s information systems and data integrity effectively, ESSA could lose, have difficulty attracting customers, have difficulty preventing, detecting, and controlling fraud, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. While ESSA has invested in the protection of data and information technology, there can be no assurance that ESSA’s efforts, or those of ESSA’s third-party collaborators, if any, to implement adequate security and quality measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could have a material adverse effect on ESSA’s business, operating results and financial condition.

The Company has never declared dividends and may not do so in the future.

ESSA has not declared or paid any cash dividends on Common Shares to date. The payment of dividends in the future will be dependent on ESSA’s earnings and financial condition and on such other factors as ESSA’s Board considers appropriate. Unless and until ESSA pays dividends, shareholders may not receive a return on their shares. There is no present intention by the Board to pay dividends on the Common Shares.

The Company remains subject to the restrictions and conditions of the CPRIT Agreement. Failure to comply with the CPRIT Agreement may adversely affect ESSA’s financial condition and results of operations.

ESSA has relied on the CPRIT Grant to fund a portion of its operations to date. In the third quarter of 2015, ESSA received US$3.7 million from the CPRIT Grant upon the clearance of the IND by the FDA. ESSA expects to receive additional proceeds from the CPRIT Grant of US$5.5 million, expected in Q3 of calendar 2016 upon completion of the Phase 1 safety portion of our Phase 1/2 clinical trial. The CPRIT Grant is subject to ESSA’s compliance with the scope of work outlined in the CPRIT Agreement and demonstration of its progress towards achievement of the milestones set forth in the CPRIT Agreement. If ESSA fails to comply with the terms of the CPRIT Agreement, it may not receive the remaining tranches of the CPRIT Grant or it may be required to reimburse some or the entire CPRIT Grant. Further, the CPRIT Grant may only be applied to a limited number of allowable expenses. Failure to obtain the remaining tranches of the CPRIT Grant or being required to reimburse all or a portion of the CPRIT Grant may cause a halt or delay in ESSA’s ongoing operations, which may adversely affect its financial condition and results of operations.

If the Company fails to comply with the terms of the CPRIT Agreement, CPRIT will have the option to pursue the transfer and assignment of the Company’s rights, title and interest in the intellectual property rights and technologies developed as a result of the CPRIT Grant. Failure to maintain ownership over the Company’s intellectual property and technologies may adversely affect the Company’s financial condition and results of operations.

If ESSA is unable to implement and maintain effective internal controls over financial reporting in the future, ESSA may not be able to report financial results accurately or prevent fraud. In that case, investors may lose confidence in the accuracy and completeness of ESSA’s financial reports and the market price of ESSA’s common shares may be negatively affected.

Maintaining effective internal control over financial reporting is necessary for ESSA to produce reliable financial reports and is important in helping to prevent financial fraud. If ESSA is unable to maintain adequate internal controls, ESSA’s business and operating results could be harmed. As a non-accelerated public company, ESSA is not currently required to comply with Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). ESSA is no longer considered a “venture issuer” by virtue of having its securities listed on the TSX in July 2015. Non-venture issuers must establish and maintain disclosure controls and procedures and internal control over financial reporting. ESSA will be required to certify that it has established disclosure controls and procedures and internal controls over financial reporting for the interim period ending December 31, 2015. Pursuant to National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”), ESSA evaluates how to document and test internal control procedures to satisfy the requirements of Section 404(a) of Sarbanes-Oxley and the related rules of the SEC and NI 52-109, which require, among other things, ESSA’s management to assess annually the effectiveness of ESSA’s internal control over financial reporting. During the course of this documentation and testing, ESSA may identify weaknesses or deficiencies that ESSA may be unable to remedy.

Preparing ESSA’s consolidated financial statements involves a number of complex manual and automated processes which are dependent on individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of ESSA’s consolidated financial statements. Management’s significant estimates and judgements with respect to financial reporting are discussed and disclosed in the consolidated financial statements.

The process of designing and implementing effective internal controls and procedures, and expanding ESSA’s internal accounting capabilities, is a continuous effort that requires ESSA to anticipate and react to changes in ESSA’s business and the economic and regulatory environments and expend significant resources to establish and maintain a system of internal controls that is adequate to satisfy ESSA’s reporting obligations as a public company. The standards that must be met for management to assess the internal control over financial reporting as effective are complex, and require significant documentation, testing and possible remediation to meet the detailed standards. ESSA cannot be certain at this time whether the Company will be able to successfully complete the continuing implementation of controls and procedures or the certification and attestation requirements of Section 404 and NI 52-109 on a continuous basis.

If a material misstatement occurs in the future, ESSA may fail to meet its future reporting obligations, it may need to restate its financial results and the price of its Common Shares may decline. Any failure of ESSA’s internal controls could also adversely affect the results of the periodic management evaluations and any future annual independent registered public accounting firm attestation reports regarding the effectiveness of ESSA’s internal control over financial reporting that may be required when Section 404 of Sarbanes-Oxley becomes fully applicable to ESSA. Effective internal controls are necessary for ESSA to produce reliable financial reports and are important to helping prevent financial fraud. If ESSA cannot provide reliable financial reports or prevent fraud, ESSA’s business and results of operations could be harmed, investors could lose confidence in ESSA’s reported financial information, and the trading price of ESSA’s Common Shares could drop significantly.

ESSA incurs significantly increased costs and devotes substantial management time as a result of operating as a U.S. public company.

As a U.S. public company, ESSA incurs significant legal, accounting and other expenses that it did not incur as a private company or as a Canadian public company. For example, ESSA is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. ESSA’s continued compliance with these requirements increase its legal and financial compliance costs and make some activities more time consuming and costly. In addition, ESSA’s management and other personnel need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, ESSA incurs significant expenses and devotes substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley, which involves annual assessments of a company’s internal controls over financial reporting. ESSA may in the future need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. ESSA cannot predict or estimate the amount of additional costs incurred as a result of becoming a U.S. public company or the timing of such costs.

ESSA is a “foreign private issuer” and has disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, ESSA is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.

ESSA is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and is not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, ESSA will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. ESSA will be required to file or furnish to the SEC the continuous disclosure documents that ESSA is required to file in Canada under Canadian securities laws. For example, ESSA will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. ESSA will also have four months after the end of each fiscal year to file ESSA’s annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, ESSA’s officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery requirements in Section 16 of the Exchange Act. Accordingly, ESSA’s shareholders may not know on as timely a basis when ESSA’s officers, directors and principal shareholders purchase or sell their common shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, ESSA is also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

In addition, as a foreign private issuer, ESSA has the option to follow certain Canadian corporate governance practices rather than those of, except to the extent that such laws would be contrary to U.S. securities laws, and provided that ESSA disclose the requirements ESSA is not following and describe the Canadian practices ESSA follows instead. As a result, ESSA’s shareholders may not have the same protections afforded to shareholders of companies that are subject to all domestic U.S. corporate governance requirements.

ESSA may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

ESSA may in the future lose foreign private issuer status if a majority of ESSA’s common shares are held in the United States and ESSA fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of ESSA’s directors or executive officers are U.S. citizens or residents; (ii) a majority of ESSA’s assets are located in the United States; or (iii) ESSA’s business is administered principally in the United States. The regulatory and compliance costs to ESSA under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If ESSA is not a foreign private issuer, ESSA would be required to file periodic and current reports and Annual Reports on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

In addition, ESSA may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. Further, if ESSA engages in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require ESSA to file resale Annual Reports with the SEC as a condition to any such financing.

The Company’s status as an Emerging Growth Company and the reduced disclosure requirements applicable to Emerging Growth Companies, may make the Common Shares less attractive to investors.

ESSA is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, and delay compliance with new or revised accounting standards until those standards are applicable to private companies. ESSA will not take advantage of the extended transition period for complying with new or revised accounting standards. This election is irrevocable.

ESSA may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to it so long as it qualifies as an “emerging growth company” and thus the level of information provided may be different than that of other U.S. public companies. If ESSA does take advantage of any of these exemptions, some investors may find its securities less attractive, which could result in a less active trading market for ESSA’s Common Shares, and its share price may be more volatile as a result.

ESSA could be an emerging growth company until the last day of the first fiscal year following the fifth anniversary of its first common equity offering, although circumstances could cause ESSA to lose that status earlier if annual revenues exceed US$1.0 billion, if ESSA issues more than US$1.0 billion in non-convertible debt in any three-year period or if ESSA becomes a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

It may be difficult for United States investors to effect services of process or enforcement of actions against the Company or certain of its directors and officers under U.S. federal securities laws.

The Company is incorporated under the laws of the Province of British Columbia, Canada. A majority of its directors and officers reside in Canada. Because all or a substantial portion of the assets of the Company and these persons are located outside the United States, it will be difficult for United States investors to effect service of process in the United States upon the Company or the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act or other United States laws. There is substantial doubt as to whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities and whether a judgment of a United States court predicated solely upon such civil liabilities would be enforceable in Canada by a Canadian court.

An active trading market for the Common Shares may not be sustained.

Although ESSA has listed the Common Shares on the Nasdaq and the TSX, an active trading market for the Common Shares may not be sustained. In addition, the Common Shares only began trading on Nasdaq on July 9, 2015 and it is too soon to determine whether an active trading market in the United States will develop. Furthermore, ESSA recently graduated from the TSX-V to commence trading on the TSX on July 28, 2015. Accordingly, if an active trading market for the Common Shares is not maintained, the liquidity of the Common Shares and the prices that may be obtained for the Common Shares will be adversely affected.

The market price and trading volume of ESSA's Common Shares may be volatile, which could result in rapid and substantial losses for its stockholders.

The market price of ESSA's Common Shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in the Common Shares may fluctuate and cause significant price variations to occur as demonstrated by our share price’s low from commencement of trading on January 27, 2015 to December 11, 2015 on the TSX ($3.85) and corresponding high on the TSX ($15.40). Adding further uncertainty to the market price of ESSA's Common Shares is its limited trading history on the Nasdaq, where it began trading on July 9, 2015. The market price of the Common Shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect ESSA's share price or result in fluctuations in the price or trading volume of the Common Shares include:

•	quarterly variations in operating results;
•	operating results that vary from the expectations of securities analysts and investors;
•	change in valuations;
•	changes in ESSA's operations;
•	expenses ESSA incurs related to future research;
•	regulatory approvals;
•	fluctuations in the demand for ESSA's product candidates;
•	changes in the industry in which ESSA operates;
•	announcements by ESSA or other companies of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments, plans, prospects, service offerings or operating results;
•	additions or departures of key personnel;
•	future sales of ESSA’s securities;
•	other risk factors discussed herein; and
•	other unforeseen events.

Stock markets in the United States and Canada have experienced extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as acts of terrorism, prolonged economic uncertainty, a recession or interest rate or currency rate fluctuations, could adversely affect the market price of ESSA's Common Shares.

ITEM 4.         INFORMATION ON THE COMPANY

A.	History and development of the Company

1.	Name, Address and Incorporation; Trading Market

The Company was incorporated under the name “ESSA Pharma Inc.” pursuant to the Business Corporations Act (British Columbia) on January 6, 2009. The Company’s articles (the “Articles”) were amended on December 16, 2010 to attach certain special rights and restrictions to the Common Shares, on April 22, 2014 to authorize the creation of a new class of preferred shares in the capital of the Company, issuable in one or more series, and again on July 28, 2014 to create the class A preferred shares in the capital of the Company (the “Preferred Shares”) and to attach certain special rights and restrictions to the Preferred Shares.

The Company’s registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3. The head office is located at Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5.

As of July 28, 2015, the Company began trading stock under the symbol “EPI” on the TSX after graduating from the TSX-V. On July 9, 2015, the Company began trading its Common Shares on the Nasdaq under the symbol “EPIX.”

2.	Summary Corporate History and Intercorporate Relationships

Intercorporate Relationships

The Company has one wholly-owned subsidiary, ESSA Pharmaceuticals Corp. (“ESSA Texas”), existing under the laws of the State of Texas.

Overview

ESSA is a pharmaceutical company currently entering the clinical development stage that is focused on the development of small molecule drugs for the treatment of castration-resistant prostate cancer (“CRPC”). The Company is developing drugs which selectively block the amino-terminal domain (“NTD”) of the androgen receptor (“AR”), potentially overcoming the known AR-dependent resistance mechanisms of CRPC and providing CRPC patients with the potential for increased progression-free and overall survival.

In 1999, Dr. Marianne Sadar, a Distinguished Scientist at the British Columbia Cancer Agency (the “BC Cancer Agency”), elucidated a unique drug target on the AR: the NTD. In 2003, Dr. Sadar and Dr. Raymond Andersen, a Professor at the University of British Columbia (“UBC”) known for his natural product libraries and medicinal chemistry experience and expertise, began a collaboration focused on discovery of small-molecule inhibitors of the AR NTD. By mid-2008, they together discovered a family of compounds that selectively inhibit the NTD target on the AR and demonstrated the efficacy of those molecules in recognized laboratory models of prostate cancer. These compounds are potential drugs for treatment of CRPC.

Drs. Sadar and Andersen incorporated ESSA in January 2009. In 2010, Robert Rieder and Dr. Richard Glickman, both former CEOs of Nasdaq-traded biopharmaceutical companies, completed the founding team at ESSA. Mr. Rieder was appointed CEO of the Company and Dr. Glickman was appointed Chairman of the board of directors of the Company (the “Board”).

ESSA began substantive operations in 2010 with the licensing of intellectual property related to the research of Drs. Sadar and Andersen from the BC Cancer Agency and UBC (see “Patents and Proprietary Rights” in Item 4 of this Annual Report), and completion of a seed round financing. The 2010 seed financing raised a total of $1,350,000 at a price of $0.50 per Common Share from qualified investors on a private placement basis.

40

2011

In 2011, the Company invested $674,000 in research activities which were necessary for the selection of a variant of ESSA’s lead compound, EPI-001, that would be suitable to take forward into clinical development. Since many such EPI-001 variants had been identified that were effective in blocking the growth of human prostate cancer xenografts, this process took significant time. A “xenograft” is an experiment in which tissue from one species of animal is grafted into another species. In the context of ESSA’s prostate cancer program, this involves grafting human prostate cancer tumor cell lines sub-cutaneously into mice, and measuring the growth rate of the resulting engrafted human tumor. A team of consultants was assembled who possessed the expertise and experience required to assist the Company in this endeavour. The key objective in this search was to identify a compound with higher potency than EPI-002, the best stereoisomer of the lead compound. The term “stereoisomer” means a molecule that is a mirror-image of another molecule that has identical chemical composition. For ESSA’s development program, EPI-506 is one of four stereoisomers, each of which has identical chemical composition, but different spatial structure, from the other three stereoisomers. By late 2011, ESSA had identified a compound named EPI-0011, which was highly potent and appeared suitable for further development.

2012

Between April and July 2012, ESSA undertook a second financing (the “2012 Financing”) from qualified investors on a private placement basis in order to finance the development of EPI-0011 to the IND phase. The 2012 Financing raised an aggregate of $2,390,000 at a price of $0.80 per Common Share. Subject to certain exempt issuances, the subscription agreements entered into between the Company and investors in connection with the 2012 Financing included anti-dilution rights in the event the Company issues additional equity securities of the Company or securities convertible into equity securities of the Company at an issue price (or conversion, exchange or exercise price, as applicable) that is less than $0.80. These anti-dilution rights expire on the earlier of (i) the three year anniversary of the date the Common Shares were issued to each such investor; (ii) the date the Company completes an initial public offering; (iii) the date the Company completes the sale of all or substantially all of its assets; and (iv) the date on which any person, acquires, directly or indirectly, any voting security of the Company and, immediately after such acquisition, directly or indirectly owns, or exercises control and direction over, voting securities representing more than 50% of the total voting power of all of the then outstanding voting securities of the Company.

During 2012, ESSA continued the pre-clinical development of EPI-0011. That effort was initially focused on identifying the best stereoisomer of EPI-0011 and then developing the selected stereoisomer, called EPI-00113. This development effort was initially directed toward establishing the dose of EPI-00113 required for efficacy and exploring the pharmacokinetics and toxicology of the compound. Unanticipated toxicity was observed in canines at doses that were very close to the expected therapeutic dose. On the basis of that finding, development work on EPI-00113 was halted. Subsequent investigation suggested that this toxicity was not characteristic of all members of this class of compounds, but was caused by a fluorine-containing metabolite of EPI-00113. Therefore, ESSA immediately began testing compounds which lacked any fluorine atom.

Also in 2012, ESSA applied to the Cancer Prevention and Research Institute of Texas (“CPRIT”) for a US$12,000,000 grant (the “CPRIT Grant”) to help fund the clinical development of ESSA’s program. In late 2012, ESSA was informed that CPRIT staff had recommended approval of the CPRIT Grant.

2013

Early in 2013, ESSA learned that the CPRIT program had been temporarily suspended by the Texas State Legislature due to an irregularity in carrying out CPRIT’s mandate. The irregularity was entirely unconnected to ESSA’s application. ESSA continued its efforts during this time to identify and test a more-potent variant of its lead compound. This led to testing of a compound named EPI-506, a pro-drug of EPI-002. In vitro testing of EPI-506 showed that it was approximately two-fold more potent than EPI-002. In vivo experiments in established models of CRPC suggested an even higher increase in potency of EPI-506 over EPI-002 by oral dosing.

2014

In early 2014, in vivo experiments showed that EPI-506 had efficacy on human prostate cancer xenografts at oral doses in the 33 mg/kg range in mice. Toxicology studies showed that it was well tolerated in both mice and canines at doses at least two-fold higher than the therapeutic dose. On the basis of that data as well as other relevant data, the Company decided to commence a work program focused on receiving regulatory approval to commence human clinical testing of EPI-506 in CRPC patients. During the first quarter of 2014, ESSA was informed that the CPRIT Advisory Committee had approved the CPRIT Grant and on July 9, 2014, the Chief Executive Officer of CPRIT executed the CPRIT Agreement.

Pursuant to the terms of the CPRIT Agreement, CPRIT agreed to disburse to the Company up to US$12,000,000 to be used in connection with ESSA’s development of EPI-506 towards completion of Phase 1/2 clinical proof-of-concept (in this section, the “Project”), to be advanced upon request by the Company. If the Company does not request, or CPRIT’s oversight committee does not authorize, advancement of funds for some or the entire CPRIT Grant proceeds, disbursement of CPRIT Grant proceeds for services performed and allowable expenses and costs incurred in connection with the Project will be on a reimbursement basis. Each year, the Company must confirm to CPRIT that it has funds dedicated to the Project equal to one half of the amount of the CPRIT Grant funds disbursed each fiscal year during the term of the CPRIT Agreement.

In addition, the Company must conduct the Project within the State of Texas with Texas-based employees, contractors and/or collaborators unless otherwise allowed under the CPRIT Agreement and must use good faith efforts to purchase goods and services from suppliers in Texas to the extent reasonably possible, with a goal of achieving more than 50% of such purchases from suppliers in Texas, as well as reasonable efforts to purchase from certain under-utilized businesses enumerated by CPRIT. As of the date of this Annual Report, the Company has complied with these obligations by incorporating a subsidiary under the laws of the State of Texas, opening an office in Houston, Texas and basing the Company’s Chief Medical Officer and Executive Vice-President of Research and Development and staff in the Company’s Houston office.

The CPRIT Grant is subject to the Company’s compliance with the scope of work outlined in the CPRIT Agreement and demonstration of its progress towards achievement of the milestones set forth in the CPRIT Agreement. On July 31, 2014, the Company received US$2,791,333 from CPRIT, representing the first tranche of the aggregate US$12,000,000 CPRIT Grant, and recorded this amount as deferred revenue. This amount will be recognized as revenue as eligible expenses are approved by CPRIT based on quarterly filings. The Company must dedicate US$1,395,667 of Company funds unrelated to the CPRIT Grant to be used in connection with the Company’s development program (being one half of the amount of the first tranche of the CPRIT Grant). To obtain an advance of the next tranche of the CPRIT Grant in the amount of US$3,786,667, the Company had to successfully file an IND application with the FDA in 2015 (for more information on the IND application process, see “Regulatory Environment” in Item 4 of this Annual Report) and dedicate US$1,893,333 of Company funds unrelated to the CPRIT Grant to be used in connection with the Company’s development program (being one half of the amount of the second tranche of the CPRIT Grant). The IND summarizes all pre-clinical work completed in connection with EPI-506. The Company filed an IND application with the FDA on March 31, 2015. On April 30, 2015, subsequent to filing the application, the Company received notification from the FDA in the US that the Company’s IND application has been placed on clinical hold pending receipt by the FDA of additional chemistry and pharmaceutical data related to the stability of the drug substance and drug product and a Certificate of Analysis on drug product. On September 23, 2015, the Company received notice from the FDA that the Company’s IND application has been approved. On November 5, 2015, the Company received a “no objection letter” for the CTA from the Health Protection Branch of Health Canada allowing the Company to conduct the clinical trial in Canada. The Company received the second tranche of the CPRIT Grant of US$3.7m in October 2015. CPRIT’s advance of the third and final tranche of the CPRIT Grant, amounting to US$5,422,000, is conditional on the Company completing the Phase 1 safety portion of the Phase 1/2 clinical trial and dedicating US$2,711,000 of Company funds unrelated to the CPRIT Grant to be used in connection with the Company’s development program. The final milestone expected to be achieved by the Company using the advance of the third tranche of the CPRIT Grant is the completion of the Phase 2 efficacy portion of the Company’s proposed Phase 1/2 clinical study by the end of the second quarter of 2017 (see “ESSA’s Products and Programs – Development Program” in Item 4 of this Annual Report).

The Company must use commercially reasonable efforts to complete the goals of the Project in accordance with the timeline agreed to with CPRIT and must provide quarterly financial reporting to CPRIT to document all costs and allowable expenses paid with CPRIT Grant proceeds. As of the date of this Annual Report, ESSA is current with its CPRIT filings.

The Company and its collaborators, as defined in the CPRIT Agreement included as Exhibit 4.1 to this Annual Report, retain ownership of all intellectual property created in connection with work undertaken using CPRIT Grant funds. However, CPRIT has a non-exclusive royalty-free worldwide license to exploit results of the Project for or on behalf of CPRIT and other agencies of the State of Texas for noncommercial purposes only.

ESSA must also pay to CPRIT 4% royalties on gross revenues of sales of commercial products developed from the results of the Project up to a maximum of 200% of the CPRIT Grant funds awarded to ESSA and 2% royalties on such revenues thereafter. After termination of the CPRIT Agreement, ESSA may pay a one-time buyout fee in lieu of the aforementioned royalty payments.

The CPRIT Agreement terminates on December 31, 2016 unless terminated earlier (i) by mutual agreement of the parties, (ii) by ESSA for convenience on 30 days’ notice or (iii) by CPRIT if a key milestone is not met by ESSA, for certain material defaults of the CPRIT Agreement by ESSA or if allocated funds should become legally unavailable to CPRIT for use in the CPRIT Agreement and CPRIT is unable to obtain additional funding. If ESSA terminates the CPRIT Agreement for convenience or CPRIT terminates the CPRIT Agreement as a result of certain material defaults under the CPRIT Agreement by ESSA, or if ESSA relocates its development activities outside of Texas during the term of the CPRIT Agreement or within three years after the final payment of CPRIT Grant funds, ESSA must repay some or all CPRIT Grant funds, to the extent such default resulted in the CPRIT Grant being expended not in accordance with the CPRIT Agreement. In addition, if ESSA opts out of the CPRIT Agreement or if the CPRIT Agreement is terminated by CPRIT because of ESSA’s default, CPRIT may require that ESSA transfer and assign to CPRIT all of its rights, title and interest in all intellectual property rights and technologies developed as a result of the CPRIT Grant. If, at the time the CPRIT Agreement terminates, a portion of the funds awarded have not been used by the Company for permissible services, expenses or costs relating to the Project and the Company has not received approval for an extension of the term of the CPRIT Agreement (which may not exceed six months), the Company must return such unused funds to CPRIT.

The CPRIT Agreement cannot be assigned by the Company without CPRIT’s consent. The Company has agreed to indemnify CPRIT and the State of Texas from and against any and all claims, demands, costs, expenses, liabilities, causes of action and damages in any way related or in connection with ESSA’s receipt or use of the CPRIT Grant funds. The funds available to the Company pursuant to the CPRIT Agreement are contingent upon funding being available from CPRIT for the term of the CPRIT Agreement. The Company does not have any right of action against CPRIT in the event that CPRIT is unable to perform its obligations under the CPRIT Agreement as a result of the suspension, termination, withdrawal, or failure of funding to CPRIT or lack of sufficient funding of CPRIT for the CPRIT Agreement. If the CPRIT Agreement is not funded, both ESSA and CPRIT will be relieved of their obligations under the CPRIT Agreement.

In the fiscal year ended September 30, 2014, ESSA received an initial advance of US$2,793,533 from the CPRIT Grant. The CPRIT Grant is detailed in the accompanying financial statements for the fiscal year ended September 30, 2015.

Also during the first quarter of 2014, the Company retained Bloom Burton, a Toronto-based financial advisory firm, to help develop a financing strategy for ESSA.

In April 2014, ESSA issued a convertible secured debenture to Bloom Burton Healthcare Structured Lending Fund in the amount of $1,000,000 bearing interest at a rate of 12% per annum (the “Convertible Debenture”). Pursuant to its conversion terms, the Convertible Debenture, including all accrued interest thereon, was automatically converted into 517,500 Preferred Shares upon the closing of the first tranche of the 2014 Financing (as defined below).

Also during the second quarter of 2014, in connection with certain obligations under the CPRIT Grant, the Company established a wholly-owned subsidiary, ESSA Pharmaceuticals Corp., under the laws of the State of Texas, to manage the NTD development project related to the CPRIT Grant.

On July 29, 2014, ESSA completed a brokered private placement offering of 1,185,400 Preferred Shares at a price of $2.00 per Preferred Share for aggregate gross proceeds of $2,370,800 (the “2014 Financing”). The 2014 Financing was completed with a syndicate of agents led by Bloom Burton, as lead agent, and which included Mackie Research Capital Corporation and Richardson GMP Limited. Pursuant to its conversion terms, the Convertible Debenture, including all accrued interest thereon, was automatically converted into 517,500 Preferred Shares upon the closing of the 2014 Financing.

On October 22, 2014 and October 23, 2014, the Company carried out the 2014 Special Warrant Financing for gross proceeds of $1,359,280. The Special Warrants issued in connection with the 2014 Special Warrant Financing were exercised into Preferred Shares on December 15, 2014.

In September 2014, the Company submitted its initial application to list the Common Shares on the TSX-V. On December 9, 2014, the Company became a reporting issuer in Alberta, British Columbia and Ontario. On December 22, 2014, the Company received conditional approval for its common shares to be listed on the TSX-V. As of January 27, 2015, the Company began trading stock under the symbol “EPI”.

2015

In January 2015, the Company issued the 2015 Special Warrants at a price of US$2.75 per 2015 Special Warrant for gross proceeds of approximately US$12,000,000 (the “2015 Special Warrant Financing”). Each 2015 Special Warrant was converted, without payment of any additional consideration, to one Common Share and deemed exercised upon completion of the Nasdaq listing in July 2015.

In connection with the 2015 Special Warrant Financing, Bloom Burton and Roth Capital Partners, LLC, as agents, and selling group members, received total cash commissions equal to approximately US$706,800 and 257,018 Broker Warrants. Each such broker warrant is exercisable to purchase one Common Share until January 16, 2017 at a price of US$2.75 per broker warrant.

The Company graduated to the Toronto Stock Exchange (“TSX”) in July 2015 from the TSX-V.

The IND application was filed with the FDA on March 31, 2015. On April 30, 2015, the Company received notification from the FDA that the Company’s IND application had been placed on clinical hold pending receipt by the FDA of additional chemistry and pharmaceutical data related to the stability of the drug substance and drug product and a certificate of analysis on drug product. The Company responded to the FDA and received FDA approval of its IND on September 23, 2015. This FDA approval permits the Company to initiate its planned Phase 1/2 clinical trial of its novel agent, EPI-506. Furthermore, the Health Protection Branch of Health Canada issued a “no objection letter” on November 5, 2015, which will allow ESSA to include Canadian sites in its Phase 1/2 clinical study.

In October 2015, ESSA received a second advance of US$3,786,667 from the CPRIT Grant.

B.	Business Overview

Introduction

ESSA is a pharmaceutical company currently entering the clinical development stage that is focused on developing novel and proprietary therapies for the treatment of prostate cancer in patients whose disease is progressing despite treatment with current therapies, including abiraterone and enzalutamide. ESSA believes its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from castration resistant prostate cancer can benefit from hormone-based therapies. Specifically, EPI-506 acts by disrupting the androgen receptor signaling pathway, which is the primary pathway that drives prostate cancer growth. EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the N-terminal domain of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR by all of the known mechanisms of activation. In pre-clinical studies, blocking the NTD has demonstrated the capability to prevent AR activation and overcome the known AR-dependent mechanisms of CRPC.

Through ESSA’s approved Phase 1/2 clinical study, the Company will explore the safety, tolerability, maximum tolerated dose and pharmacokinetics of EPI-506, in addition to tumor response rates in asymptomatic or minimally symptomatic patients who are no longer responding to either abiraterone or enzalutamide treatments, or both. Efficacy endpoints include prostate specific antigen (“PSA”) reduction, as well as other progression criteria.

According to the American Cancer Society, in the United States, prostate cancer is the second most frequently diagnosed cancer among men, behind skin cancer. Approximately one-third of all prostate cancer patients who have been treated for local disease will subsequently have rising serum levels of PSA, which is an indication of recurrent or advanced disease. Patients with advanced disease often undergo androgen ablation therapy using analogues of luteinizing hormone releasing hormone (“LHRH”) or surgical castration. Most advanced prostate cancer patients initially respond to androgen ablation therapy, however many experience a recurrence in tumor growth despite the reduction of testosterone to castrate levels, and at that point are considered to be suffering from CRPC. Following diagnosis of CRPC, patients are often treated with anti-androgens, which block the binding of androgens to the AR.

The growth of prostate tumors is mediated by an activated AR. Generally, there are three means of activating the AR. First, androgens such as dihydrotestosterone can activate AR by binding to its ligand-binding domain (“LBD”). Second, CRPC can be driven by constitutively-active variants of AR (“vAR”) that lack a LBD and do not require androgen for activation. The third mechanism involves certain signaling pathways that activate AR independent of androgen activity. Current drugs for the treatment of prostate cancer work by focusing on the first mechanism and preventing androgen from binding to LBD, but this approach eventually fails and may not block the other two mechanisms of AR activation. By directly and selectively blocking all known means of activating the AR, ESSA believes EPI-506 holds the potential to be effective in cases where current therapies have failed.

According to the Decision Resources Group, in 2014, there were approximately 213,000 prevalent cases of CRPC, and that prevalence is expected to increase to approximately 235,000 in 2023. ESSA expects that EPI-506 could be effective for many of those patients. For the following reasons, ESSA intends to first focus on patients who have failed abiraterone or enzalutamide:

•	CRPC treatment remains the prostate cancer market segment with the greatest unmet need and is therefore a potentially large market;

•	ESSA believes that the unique mechanism of action of its product candidate is well suited to treat patients who have failed LBD focused therapies; and

•	ESSA expects the large number of patients with unmet therapeutic needs in this area will facilitate timely enrollment in its clinical trials.

EPI-506 is a potent pro-drug of EPI-002, a stereoisomer of ESSA’s discovery compound, EPI-001. A pro-drug is a drug which after administration is converted into an active form through a normal metabolic process. Pro-drugs are typically utilized to administer and more efficiently deliver another drug, in this case EPI-002. ESSA believes that EPI-506 can deliver higher concentrations of EPI-002 to the target tissue than EPI-002 itself. In pre-clinical studies, EPI-001 has been shown to shrink benign prostate tissue in mice. The pro-drug EPI-506 has demonstrated similar biological effects at doses that are lower than those required for EPI-002.

The NTD of AR is flexible with a high degree of intrinsic disorder making it extremely difficult to be used for crystal structure-based drug design. To the Company’s knowledge, no crystal structure has been identified in the AR NTD that could facilitate development of drugs which interact with this domain. ESSA is not currently aware of any success by other drug development companies in finding drugs that bind to this drug target.

ESSA is currently initiating a Phase 1/2 clinical trial with approximately 150 patients, 30 in the Phase 1 dose-escalation group and 120 in the Phase 2 dose expansion group. Key enrollment criteria are progressive, metastatic CRPC for patients who are no longer responding to abiraterone or enzalutamide. Efficacy endpoints include PSA response and radiographic progression criteria. ESSA will also assess biomarkers of resistance including splice variant status of patients. A biomarker is a measurable biological or chemical change that is believed to be associated with the severity or presence of a disease or condition. If the Phase 1/2 trial is successful, ESSA expects to seek approval from the FDA to commence a Phase 3 trial in a similar patient population.

The BCCA and UBC are joint owners of the intellectual property that constitutes ESSA’s primary asset. The Company has entered into a joint agreement with the two institutions which provides exclusive access to the patent and patent applications to its EPI-series compounds, including EPI-506.

One of ESSA's key resources is the experience embodied in its management team:

Robert Rieder, Chief Executive Officer

•	in 12 years as Chief Executive Officer, led Cardiome Pharma Corp. from pre-clinical research to approval in the European Union;
•	10 years as healthcare venture capital investor.

Dr. Frank Perabo, Chief Medical Officer

•	at Astellas Pharma Global Development, Inc. led worldwide clinical development of enzalutamide;
•	also led two other successful urology development programs.

David Wood, Chief Financial Officer

•	10 years as Head of Finance and Corporate Development at Celator Pharmaceuticals Inc., where he helped take the company public;
•	20 years experience in increasingly senior finance roles at various biotech companies.

Dr. Marianne Sadar, Chief Scientific Officer

•	internationally known for her research on identifying human mechanisms of activating the AR and developing therapeutics for advanced prostate cancer;
•	served on approximately 50 scientific panels and as President of the Society of Basic Urological Research.

Dr. Raymond Andersen, Chief Technical Officer

•	internationally known for his research on marine natural products and their potential as drug leads;
•	discoveries have represented core technologies of several pharmaceutical companies and progressed to the clinical trial stage.

ESSA's Strategy

ESSA's therapeutic goal is initially to provide a safe and effective therapy for prostate cancer patients who have failed current therapies, and ultimately to treat all AR-dependent forms of recurrent or advanced prostate cancer. ESSA intends to accomplish those objectives while maximizing shareholder value. Specific components of ESSA's strategy include:

Rapidly advancing EPI-506 through clinical development and regulatory approval in CRPC patients

On September 23, 2015, ESSA announced that the FDA had approved its IND application. ESSA is currently initiating a Phase 1/2 trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and potential therapeutic benefits of EPI-506 in CRPC patients. ESSA expects to complete this trial by the end of 2017 calendar year. If the Phase 1/2 trial is successful, ESSA expects to commence a Phase 3 trial in a similar patient population. In order to accelerate the development timeline, ESSA intends to prepare for Phase 3 development concurrently with the execution of the Phase 1/2 trial.

Developing, EPI-506 as an essential component of a new standard of care for the treatment of pre-CRPC and expand usage earlier in the disease stage

The activated AR is required for the growth and survival of most prostate cancer; therefore, ESSA believes the AR NTD is an ideal target for next-generation hormone therapy. If EPI-506 is successful in treating CRPC patients, it is reasonable to expect that EPI-506 may be effective in treating earlier stage patients. Therefore, ESSA may conduct additional clinical studies potentially leading to approval of EPI-506 for use in prostate cancer patients at an earlier disease stage.

Identifying new indication areas with high unmet medical need

Several other diseases and conditions are impacted by activated AR, including certain sub-populations of breast cancer, Kennedy’s disease (an orphan neurological condition) and male pattern baldness. While our primary focus will remain the treatment of prostate cancer, we may explore such applications in the future.

Evaluating strategic collaborations to maximize value

ESSA currently retains all commercial rights for its EPI-series drug portfolio. ESSA intends to evaluate potential collaborations that could enhance the value of its prostate cancer program and allow it to leverage the expertise of strategic collaborators. ESSA also intends to explore collaborations in order to develop applications of its product candidate outside prostate cancer.

Overview of Castration-Resistant Prostate Cancer

According to the American Cancer Society, in the United States, prostate cancer is the second most frequently diagnosed cancer among men, behind skin cancer. The American Cancer Society estimates that, in the United States during 2015, approximately 221,000 new cases of prostate cancer will be diagnosed, and approximately 28,000 men will die from the disease. Overall, in the United States, about one in seven men will be diagnosed with prostate cancer during his lifetime, and about one in 38 men will die from the disease.

Prostate cancer is most frequently diagnosed at an early stage, when it is confined to the prostate gland and its immediate surroundings. Advances in screening and diagnosis, including the widespread use of PSA screening, have allowed detection of the disease in its early stages. Patients with early-stage disease are typically treated with surgery or radiation therapy, or in limited circumstances, with both. For the majority of men, these procedures are successful in curing the disease. However, for others, these procedures are not curative and their prostate cancer ultimately recurs. Men with recurrent or metastatic prostate cancer are considered to have advanced prostate cancer. Pharmacological castration using analogues of LHRH, such as leuprolide. The Decision Resources Group estimates that approximately 151,000 men in the United States currently have advanced prostate cancer and are eligible for treatment with drug therapy.

Drugs which competitively bind in the ligand-binding pocket of the LBD of the AR prevent both the binding of androgen and interaction of the AR with co-regulatory proteins, and therefore also prevent AR transcription activity. These drugs (called “antiandrogens”) are effective in inhibiting the growth of prostate cancer tumors. Current antiandrogens used for prostate cancer include bicalutamide, cyproterone acetate, enzalutamide, flutamide, nilutamide, and the investigational drugs ARN-509 and ODM-201.

When the disease becomes resistant to initial androgen ablation therapy, second line hormonal treatments can be used depending on several factors that include the biology of the tumor, evidence of metastases, whether or not the patient is experiencing symptoms and if the disease comprises small cell carcinoma. However, castrate levels of androgen are typically maintained (i.e. patient remains on LHRH analogues) while other therapies are added to the patient’s regime. Asymptomatic patients with rising PSA and evidence of metastasis will typically go on to receive second-line hormonal therapies that include abiraterone acetate, corticosteroids or enzalutamide. For symptomatic CRPC patients, docetaxel or radium-233 for bone metastases are generally the treatments of choice. Prostate small cell carcinoma can be treated with chemotherapies such as docetaxel as those carcinomas usually do not respond to AR targeted therapies.

Abiraterone acetate plus prednisone was approved by the FDA and in many countries globally for patients with chemotherapy resistant metastatic CRPC in 2011. In the key clinical trials supporting initial approval for post-chemotherapy CRPC, abiraterone acetate plus prednisone demonstrated a statistically significant improvement in overall survival of 4.6 months in patients with metastatic CRPC who have failed one or two prior chemotherapy regimens. Abiraterone acetate plus prednisone has also been approved in the pre-chemotherapy setting. In the key supporting clinical trial, the co-primary endpoint showed a statistically significant increase in median radiographic progression-free survival with abiraterone plus prednisone versus prednisone alone of 16.5 months versus 8.3 months, whereas improvement in median overall survival only showed a trend towards statistical significance. Treatment with abiraterone requires the concomitant usage of prednisone to ameliorate symptoms of mineralocorticoid excess, including fluid overload, hypertension and hypokalemia; abiraterone plus prednisone must be used with caution in those with a significant cardiovascular history, including congestive heart failure. These effects, as well as treatment-associated elevations in liver enzymes, necessitate monitoring for blood pressure, serum potassium, fluid retention, aspartate aminotransferase (“AST”), alanine transaminase (“ALT”) and bilirubin levels. Furthermore, the pharmacokinetics of abiraterone acetate demonstrate a large food effect, with exposure increasing up to ten-fold in the presence of food. For safe administration, food must not be eaten two hours before the drug is taken and for one hour afterwards.

Enzalutamide was approved by the FDA as a treatment for patients with patients with chemotherapy resistant metastatic CRPC in 2012. In the initial pivotal clinical trial supporting FDA approval in the post-chemotherapy CRPC population, the median overall survival was 18.4 months in the enzalutamide group versus 13.6 months in the placebo group. The label extension to metastatic CRPC is supported by data from the trial in chemo-naive CRPC, which demonstrated a statistically significant 29% reduction in the risk of death over placebo, despite enrolling patients with visceral disease, a population with a poorer prognosis that has historically been excluded from this trial setting. This survival benefit was achieved without the requirement for concomitant prednisone. The safety profile of enzalutamide is considered favorable despite a high incidence of hypertension and the risk for seizure.

The immunotherapy sipuleucel-T has been shown to increase the median survival time of CRPC patients by four months. Sipuleucel-T is generally considered a treatment option in advanced patients who are either asymptomatic or minimally symptomatic and with a good performance status (“ECOG 0-1”). Sipuleucel-T is not indicated for patients with hepatic metastases or less than six month life expectancy. In clinical trials, sipuleucel-T has shown no effect on serum PSA and does not affect the time to disease progression.

Radium-223 has been shown to extend survival in CRPC patients with symptomatic bone metastases and no known visceral metastatic disease. Limitations include the incidence of bone marrow suppression, primarily thrombocytopenia, and the need for this injectable radiopharmaceutical to be administered by trained personnel at select centers able to handle this product. In addition, the administration of radium-233 is associated with potential risks for other persons (e.g. medical staff, care givers and members of the patient’s family) from radiation or contamination from body fluids such as spills of urine, feces, and vomit. Therefore, radiation protection precautions must be taken in accordance with national and local regulations.

It is generally believed that, in the majority of patients, castration-resistant disease continues to be driven by a transcriptionally-active AR in spite of maintaining castrate levels of androgen. Evidence to support the concept that CRPC remains dependent upon AR signaling includes: 1) many of the same genes that are increased by androgens become elevated in CRPC, such as PSA; 2) detection of nuclear localization of the AR in CRPC tissues supports that the AR may continue to be transcriptionally active in the absence of testicular androgens; 3) increased expression of the AR in tissues from CRPC; and 4) most importantly, survival advantages with enzalutamide and abiraterone (block synthesis of androgens) in CRPC patients.

Androgen and the Androgen Receptor

Androgens such as testosterone and dihydrotestosterone mediate their biological effects through the AR. In adult males, the testes produce the majority of androgen with some contribution from the adrenal glands and other tissues. Androgens play a role in a wide range of developmental and physiological responses and are involved in male sexual differentiation, maintenance of spermatogenesis, and male gonadotropin regulation. The growth and survival of the prostate is dependent on androgen. When androgens increase in males during puberty there is an increase in growth of the prostate gland, and in adult males when androgens are reduced by castration there is involution of the prostate and apoptosis, or cell death, of prostate epithelial cells. Thus the prostate gland is an androgen-dependent organ where androgens are the predominant mitogenic stimulus. This dependency of the prostate epithelium on androgens provides the underlying rationale for treating advanced prostate cancer with androgen ablation.

The AR is a ligand-activated transcription factor that mediates the biological effects of androgen. Without a functional full-length AR, the addition of androgen has no biological effects. The AR has distinct functional domains that include a C-terminal LBD, DNA-binding domain, the N-terminal domain and a hinge region. All current FDA-approved therapies that target the AR are directly or indirectly focused on its C-terminal LBD. Androgens such as testosterone and dihydrotestosterone bind to the LBD of the AR which result in changes in conformation and post-translational modifications, nuclear translocation and ultimately binding to the regulatory regions of DNA of target genes called androgen response elements. Thus, AR regulates the transcription of genes involved in prostate tissue growth and survival.

AR is unique from other steroid hormone receptors in that it is the AF-1 region in the NTD that contributes to transcriptional activity, with little to no activity contributed from AF-2 in the LBD. AR LBD functions independent of the NTD and can still bind ligand even if the AF-1 region is deleted or mutated; however, no transcriptional activity can be achieved without the AF-1 region in the NTD. Previous research used deletion mutants of the AR to explore which regions of the AR were critical to its activity, with the following key findings:

•	truncated AR (AR1-653) that lacked the LBD was found to be constitutively active, and mimicked the AR splice variants that were reported more than one decade later in 2008;

•	deletion of AF-1 (residues 245-527) in the AR NTD yielded a receptor that could still bind androgen but was transcriptionally dead; and

•	deletion of AF1 also blocked all transcriptional activity of the truncated variant AR.

It is generally believed that, in the majority of patients, CRPC continues to be driven by a transcriptionally-active AR in spite of maintaining castrate levels of androgen. Evidence to support the concept that CRPC remains dependent upon AR signaling includes: 1) many of the same genes that are increased by androgens become elevated in CRPC, such as PSA; 2) detection of nuclear localization of the AR in CRPC tissues supports that the AR may continue to be transcriptionally active in the absence of testicular androgens; 3) increased expression of the AR (full-length and AR splice variant) in tissues from CRPC; 4) survival advantages with enzalutamide and abiraterone (block synthesis of androgens) in CRPC patients; and 5) correlation of levels of expression of AR splice variant with poor outcome and resistance to abiraterone and enzalutamide.

AR-related mechanisms of CRPC

The mechanisms for the development of CRPC have been intensely studied, in part because the emergence of CRPC is almost universal in recurrent prostate cancer treatment. The mechanisms described below represent the current state of knowledge in this regard.

Mutations Causing AR Activation by Antiandrogens

Some patients receiving antiandrogens will develop antiandrogen withdrawal syndrome. This syndrome is characterized by a rising PSA and worsening symptoms while the patient is taking antiandrogens, followed by a decline in PSA or improvement when the patient is taken off antiandrogens. Prostate cancer cells obtained from patients with antiandrogen withdrawal syndrome may have gain-of-function mutations in the LBD of the AR. Thus, current antiandrogens used to block the LBD of the AR may become activators of the mutated AR and as a result, have the opposite effect from what they were intended to do.

Amplification or Over-Expression of AR

Several studies have shown that androgen deprivation results in over-expression of the AR, thus giving any residual androgen more opportunities to bind and thereby activate the full-length AR.

Residual Androgens Activate AR

While in mature men, the majority of androgen is produced by the testes, androgen is produced by a number of other tissues including the adrenal glands and in some prostate cancer tumors. A variety of different pathways can produce androgen, as well. As blood levels of androgen are reduced through use of current androgen-suppressing drugs or surgical castration, androgen production by alternate pathways may become an important way in which ARs become activated. Recently, it has been shown that prostate cancer tumor tissue can synthesize androgen, leading potentially to concentrations of intra-tumoral androgen that are sufficient to activate the full-length AR.

Over-expression of AR Coactivators

The AR requires interaction with an abundance of other proteins such as bridging factors and coactivators. CREB-binding protein (“CBP”) is a bridging factor that interacts with the NTD of the AR and is thought to be essential for AR transcriptional activity. CBP levels are increased in CRPC, which may lead to cancer growth driven by AR activity.

Ligand-independent Activation by Cytokines or Kinases

There is evidence that cytokines and kinases can activate the NTD of the AR. It is possible that under castrate levels of androgen, cross-talk between the AR and signal transduction pathways circumvent the need for androgen for the activation of the AR for the growth and survival of CRPC.

Constitutively Active AR Splice Variants that Lack the Ligand-Binding Domain

CRPC may involve the expression of constitutively active splice-variants of the AR that lack the full ligand-binding domain. These AR splice variants are always activated and have a truncated LBD, thus do not require androgen to be transcriptionally active. Antiandrogens such as enzalutamide would have no effect on these AR splice variants because antiandrogens bind to the ligand-binding domain which is not present in these variants.

ESSA’s drugs have been shown in peer-reviewed and published journal articles to be active on all of the above pathways. Specifically:

•	EPI-002 does not cause activation of mutated AR that is activated by antiandrogens;

•	EPI-002 is active against VCaP xenografts cell lines that overexpress AR;

•	EPI-002 is not competitive with androgen for the LBD, hence their effects cannot be competed away by high localized concentrations of androgen;

•	EPI-001 blocks the interaction of CBP and RAP74 which are required for transcriptional activity and may contribute to tumor growth;

•	EPI-001 blocks AR activation by IL-6, bone-derived factors and stimulation of the PKA pathway; and

•	EPI-002 has been shown to block the activity of constitutively-active AR splice variant both in vitro and in vivo.

Programs and Potential Products

The Company’s EPI-Series Drugs

ESSA’s product candidate, EPI-506, is a selective, oral small molecule pro-drug that blocks the N-terminal domain of the AR. The AR is required for the growth and survival of most prostate cancer; therefore, the NTD of the AR is an ideal target for next-generation hormone therapy. Consistent with the inhibition of AR activity by other EPI compounds, experimentation conducted in a test-tube or in a controlled environment outside a living organism (“in vitro” studies) and experimentation done in or on the living tissue of a whole, living organism (“in vivo” studies) show that EPI-506 selectively blocks AR-dependent proliferation of human prostate cancer cells that express AR and do not inhibit the proliferation of cells that do not express functional AR or do not rely on the AR for growth and survival. By directly inhibiting the NTD of the AR, ESSA believes EPI-506 may be able to overcome resistance mechanisms in CRPC.

ESSA is currently initiating a Phase 1/2 clinical trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics, and efficacy of EPI-506 in CRPC patients. In Phase 1, the trial will evaluate the benefit of once-daily dosing with EPI-506, in single- and multiple-dose escalations. The Phase 2 portion (dose expansion) of the trial will then evaluate activity in three patient cohorts: post-enzalutamide CRPC, post-abiraterone CRPC, and post-enzalutamide and -abiraterone CRPC. The trial is expected to enroll approximately 150 patients.

ESSA has licensed the EPI- family of drugs from the UBC and BCCA whose initial lead compound was EPI-001. It is a mixture of four stereoisomers, each of which has the same chemical constitution, but different spatial orientation of its constituent atoms. While all the stereoisomers are active against the AR NTD, the most effective stereoisomer of EPI-001 is EPI-002 and substantial experimentation with EPI-002 has been completed and published. EPI-506 is a pro-drug of EPI-002, meaning that EPI-506 metabolizes to EPI-002 in vivo once it is dosed orally.

EPI-001 inhibited AR activity induced by androgen and, in the absence of androgen under serum-free conditions (no cholesterol precursors that are required for de novo synthesis of androgens), by forskolin, which stimulates PKA activity or by IL-6. EPI-001 also inhibited both constitutively active AR devoid of a ligand-binding domain and transactivation of the NTD induced by forskolin or IL-6. Together, these data imply that the mechanism of action of EPI-001 involves a critical aspect of AR transcriptional activity that is not dependent on the presence of the ligand-binding domain. EPI-series drugs specifically inhibit the transcriptional activities of both V7 and V567es AR splice variants that lack a ligand-binding domain, and whose expression is correlated to CRPC and poor survival.

Consistent with inhibiting AR activity, EPI-001 and EPI-002 have been shown to block AR-dependent proliferation of human prostate cancer cells that express AR and have no effect on the proliferation of cells that do not express functional AR or do not rely on the AR for growth and survival. Consistent with EPI-001 blocking the androgen-AR axis, intravenous injection of EPI-001 significantly reduced the weight of benign prostates from non-castrated mature mice compared with control-treated animals. EPI-001 also blocked the growth of human prostate cancer xenografts in the presence of androgen (non-castrated mature male mice) and most importantly in CRPC xenografts. Male mice bearing LNCaP xenografts treated with EPI-001 by intravenous injection had tumors that were less than half the size of tumors in controls after only two weeks of treatment. The LNCaP xenograft is an accepted laboratory model of CRPC in which human prostate cancer cells are implanted subcutaneously or orthotopically into male Severe Combined Immunodeficiency (“SCID”) or nude mice. The LNCaP xenograft is derived from a human prostate cancer cell line that expresses AR and progresses to CRPC with castration of the host. The LNCaP xenograft was the principal animal model used to justify clinical development of enzalutamide as well as other drugs which are currently approved or in clinical trials.

The data below shows the response of subcutaneous LNCaP xenografts to EPI-001 and control delivered intratumorally (dosing every five days, open symbols) and intravenously (dosing every second day, filled symbols).

Efficacy of EPI-001 in Recognized Prostate Cancer Disease Model

Consistent with EPI-001 having specificity for AR, EPI-001 had no effect on the growth of PC3 human prostate cancer xenografts that are insensitive to androgen and do not express functional AR.

Pre-clinical Studies

ESSA is focused on developing EPI-506 as its clinical development candidate. EPI-506 has been shown to be more potent than EPI-002 by oral dosing. ESSA believes that the improved potency of EPI-506 relates to its high lipophilicity and other drug product characteristics as compared to EPI-002. The in vivo efficacy of EPI compounds has been demonstrated using a variety of human prostate cancer xenograft models.

The Company’s initial work to support the CRPC indication consisted of pre-clinical pharmacodynamic and pharmacokinetic trials and bioanalytical development, as well as non-GLP and GLP toxicology trials in three species. To date, EPI-506 appears to be well-tolerated after daily oral administration. Formulation development work and bioanalytical development for pre-clinical studies have been conducted at BRI Biopharmaceutical Research Inc. in Vancouver, Canada.

To formally assess any potential safety issues related to EPI-506, ESSA has conducted various dose-ranging non-GLP and IND enabling 28-day GLP toxicity trials in rodents and non-rodents, dose-ranging trials that lead to 28-day GLP toxicology trials. Consistent with the development of other oncology therapies at this early stage, no reproductive toxicology trials are required, given the patient population to be treated. The toxicology trials incorporate toxicokinetic data in order to correlate potential toxic effects with EPI-506 exposure. In vitro metabolism data using hepatocytes has been generated. A radiolabeled form of EPI-506 is available and will be used for further metabolism and distribution work in vivo.

ESSA has used Southwest Research Institute (“SwRI”) in San Antonio, Texas for cGMP manufacturing of EPI-506 for early clinical trials. Formulation and cGMP production of the final drug product for clinical trials is performed by Catalent Pharma Solutions, St. Petersburg, Florida.

Planned Clinical Development Program

Phase 1/2 Clinical Trial Design for treating CRPC patients:

ESSA received FDA approval for its IND on September 23, 2015. Additionally, Health Canada approved ESSA's clinical trial authorization application on November 5, 2015, which allows ESSA to include Canadian sites in its Phase 1/2 clinical study. ESSA is currently initiating a Phase 1/2 trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and potential therapeutic benefits of EPI-506 in CRPC patients.

The Phase 1 portion of the trial is expected to enroll approximately 30 patients with CRPC. Following single-dose evaluation, patients are expected to then receive once-daily oral dosing for 28 days to assess safety for dose escalation. Further, patients will continue to receive trial drug for 12 weeks or longer to assess efficacy. The endpoints of this part of the trial will be to assess safety, tolerability, maximum tolerated dose and pharmacokinetics of EPI-506. Efficacy endpoints include PSA response and radiographic progression criteria. ESSA plans to conduct this Phase 1 portion of the trial at five sites and anticipates Phase 1 completion by approximately Q3 of calendar 2016 depending on the enrollment rate and number of dose escalation steps.

The Phase 2 portion is expected to enroll approximately 120 patients with CRPC. This trial is currently expected to focus on CRPC patients with progressive metastatic disease and rising PSA who are no longer responding to abiraterone or enzalutamide, or both. The main outcomes to be measured are expected to be:

•	PSA response (reduction in blood PSA level of 50% or more);

•	PSA progression;

•	radiographic progression; and

•	objective responses.

ESSA expects to collect circulating tumor cells so that the status of AR splice variant and other relevant biological markers related to AR signaling can be determined. ESSA expects to conduct this trial in 25 to 30 sites and expect enrollment to be completed by the end of 2016, with the study completion by the end of the 2017 calendar year.

Phase 3 Clinical Trial

In order to obtain regulatory approval, ESSA will be required to carry out at least one Phase 3 trial. At this time, ESSA expects that these patients will be a similar population of CRPC patients that were enrolled in the Phase 1/2 trial. However, the results of the Phase 1/2 trial may require modification of the initial patient population based on response and biomarker assessment. In the Phase 3 clinical trials, the key end-point is expected to be overall survival relative to patients receiving the standard-of-care. It is expected that the clinical trial would be conducted at many sites around the world.

Competition

The competition in the prostate cancer market is very high, with several pharmaceutical therapies already approved and many new molecules being tested for their effect in this patient population.

Currently approved or developmental therapies include:

GENERIC/PROGRAM NAME	BRAND NAME	COMPANY NAME(S)	STAGE
Enzalutamide	Xtandi	Astellas and Medivation	Marketed
Abiraterone acetate	Zytiga	Johnson & Johnson	Marketed
Sipuleucel-T	Provenge	Valeant	Marketed
Docetaxel	n/a	Various	Marketed
Cabazitaxel	Jevtana	Sanofi-Aventis	Marketed
Radium-233	Xofigo	Bayer	Marketed
ARN-509	n/a	Johnson & Johnson	Phase III
ODM-201	n/a	Orion Corp. and Bayer	Phase III
TOK-001	n/a	Tokai Pharmaceuticals	Phase III

In this market, ESSA believes that its competitive position is strong because its product candidate, if successful, will focus mechanistically on the approach to prostate cancer that has been shown to make the biggest difference to the survival of recurrent prostate cancer patients: blocking AR activation. Since EPI compounds have been shown to directly block the AR NTD, they have the potential to overcome the AR-dependent resistance pathways (discussed above) that may develop as a result of treatment with current hormone-related CRPC therapies that target the AR LBD. If successful, ESSA believes this could represent a significant step forward in the treatment of prostate cancer. To ESSA’s knowledge, no other antagonist to the AR NTD is currently undergoing clinical trials for prostate cancer or any other indication.

Patents and Proprietary Rights

License Agreement with UBC and the BCCA

ESSA has in-licensed intellectual property embodied in issued patents, pending patents applications and know-how relating to compounds that modulate AR activity created through research work done at the BCCA and UBC (the “Licensors”) under the direction of Drs. Marianne Sadar and Raymond Andersen, respectively. ESSA refers to these intellectual property rights as the “Licensed IP.” ESSA’s EPI-series drugs are covered in the Licensed IP.

Pursuant to an agreement among ESSA and the Licensors dated as of December 22, 2010, and amended on February 10, 2011 and on May 27, 2014 (the “License Agreement”), ESSA has been granted a worldwide, exclusive license to develop and commercialize products based on the Licensed IP. ESSA must pay a minimum annual royalty of $40,000 in the 2014 calendar year, increasing to $65,000 in each of 2015 and 2016 and $85,000 in 2017 and for each year thereafter.

The Licensors may terminate upon ESSA’s insolvency, or the License Agreement may be terminated by either party for certain material breaches by the other party, including the failure of ESSA and ESSA’s sublicensees to spend a total of at least $5,000,000, in cash or in kind, in connection with the commercialization of products relating directly to the Licensed IP by December 22, 2015. ESSA has already spent more than $5,000,000 in connection with the commercialization of products relating directly to the Licensed IP. ESSA is required to allocate reasonable time to the development and commercialization of the Licensed IP and to use reasonable efforts to promote, market and sell products covered by the Licensed IP. The terms of the License Agreement required ESSA to issue to the Licensors, in lieu of payment of an initial license fee, 1,000,034 Common Shares. If ESSA develops products covered by the Licensed IP in the future, it will be required to pay certain development and regulatory milestone payments up to an aggregate of $2.4 million for the first drug product developed under the license and up to an aggregate of $510,000 for each subsequent product. ESSA must also pay the Licensors low single-digit royalties based on aggregate worldwide net sales of products covered by the Licensed IP and a percentage of sublicensing revenue in the low teens. ESSA is also required to reimburse costs incurred by the Licensors related to the prosecution and maintenance of patents embodying the Licensed IP. The License Agreement will expire on the later of 20 years after the date of the License Agreement or the expiry of the last issued patent included in the Licensed IP.

ESSA’s Intellectual Property Strategy

Both ESSA and the broader pharmaceutical industry attach significant importance to patents for the protection of new technologies, products and processes. Accordingly, ESSA’s success depends, in part, on its ability to obtain patents or rights thereto, to protect commercial secrets and carry on activities without infringing the rights of third parties. See “Risk Factors” in Item 3.D elsewhere in this Annual Report . Where appropriate, and consistent with management’s objectives, patents are pursued once concepts have been validated through appropriate laboratory work. To that end, ESSA will continue to seek patents in relation to those components or concepts that it perceives to be important.

Patent Applications

ESSA has licensed patents and patent applications with respect to its technology from the Licensors, jointly. ESSA has the right to acquire ownership of these patents and patent applications upon specified payment to the Licensors, and providing that payments required under the License Agreement continue to be made. The specific active patent applications to which ESSA has licensed rights are listed below, along with notes relating to the countries in which the patent applications have been filed and the expected expiration dates of such patent applications.

ESSA has one issued United States patent that covers EPI-506 and includes claims that protect EPI-506 as a composition of matter and the use of EPI-506 in the treatment of conditions including castration-resistant prostate cancer. This United States patent has an expiration date of May 9, 2034. A counterpart International Patent Application filed under the Patent Cooperation Treaty is currently pending, and any non-U.S. patents claiming priority to that application will also have a standard expiration of May 9, 2034, subject to possible patent term extensions.

The remaining patents and pending applications licensed by ESSA are directed to alternative androgen receptor modulators, derivatives thereof, and methods for their use.

Pending Licensed Applications

TITLE	COUNTRY	STANDARD EXPIRATION DATES
DIGLYCIDIC ETHER DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	Brazil, Canada, Chile, China, Colombia, Europe, Hong Kong, Indonesia, India, Japan, the Republic of Korea, the Russian Federation, United States	July 2, 2029

BISPHENOL COMPOUNDS AND METHODS FOR THEIR USE	United States and Europe	April 2, 2032

ESTER DERIVATIVES OF AR MODULATORS AND METHODS FOR THEIR USE	ARIPO, Australia, Brazil, Canada, Chile, China, Colombia, Egypt, Europe, India, Indonesia, Israel, Japan, the Republic of Korea, Mexico, New Zealand, OAPI, Peru, Philippines, the Russian Federation, Saudi Arabia, Singapore, South Africa, Thailand, Trinidad & Tobago, Ukraine, United States	May 9, 2034

TITLE	COUNTRY	STANDARD EXPIRATION DATES

BISPHENOL DERIVATIVES AND THEIR USE AS AR ACTIVITY MODULATORS	United States, Canada, Europe and Japan	January 6, 2031

BISPHENOL DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	United States	January 6, 2031

FLUORINATED BISPHENOL ETHER COMPOUNDS AND METHODS FOR THEIR USE	United States and Europe	August 17, 2032

AZIRIDINE BISPHENOL ETHERS AND RELATED COMPOUNDS AND METHODS FOR THEIR USE	United States	August 16, 2033

BISPHENOL ETHER COMPOUNDS WITH NOVEL BRIDGING GROUPS AND METHODS FOR THEIR USE	United States	July 3, 2034

FLUORO-CHLORO BISPHENOL ETHER COMPOUNDS AND METHODS FOR THEIR USE	Patent Convention Treaty Application	October 14, 2035

18F COMPOUNDS FOR CANCER IMAGING AND METHODS FOR THEIR USE	Patent Convention Treaty Application	October 14, 2035

HALOGENATED COMPOUNDS FOR CANCER IMAGING AND TREATMENT AND METHODS FOR THEIR USE	United States and as a Patent Convention Treaty application	September 9, 2034

BISPHENOL ETHER DERIVATIVES AND METHODS FOR USING THE SAME	U.S. provisional application	March 12, 2036

HETEROCYCLIC COMPOUNDS FOR CANCER IMAGING AND TREATMENT AND METHODS FOR THEIR USE	U.S. provisional application	January 13, 2036

CO-TARGETING ANDROGEN RECEPTOR SPLICE VARIANTS AND MTOR SIGNALING PATHWAY FOR THE TREATMENT OF CASTRATION-RESISTANT PROSTATE CANCER	U.S. provisional application	September 2, 2036

SMALL MOLECULE INHIBITORS OF N-TERMINUS ACTIVATION OF THE AR	United States, Australia, Canada, Chile, China, Europe, Hong Kong, India, Mexico and New Zealand	August 24, 2029

ANDROGEN RECEPTOR MODULATORS AND METHODS FOR THEIR USE	United States and as a Patent Convention Treaty application	May 30, 2035

Granted Licensed Patents

TITLE	COUNTRY	STANDARD EXPIRATION DATES
DIGLYCIDIC ETHER DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	United States, Australia, Israel, the Russian Federation, New Zealand, Mexico and South Africa	July 2, 2029

ESTER DERIVATIVES OF AR MODULATORS AND METHODS FOR THEIR USE	United States	May 9, 2034

SMALL MOLECULE INHIBITORS OF N-TERMINUS ACTIVATION OF THE AR	The Russian Federation	August 24, 2029

Regulatory Environment

The production and manufacture of ESSA’s drug candidate and its R&D activities are subject to regulation for safety, efficacy, quality and ethics by various governmental authorities around the world. In Canada, these activities are regulated by the Food and Drugs Act and the rules and regulations thereunder, which are enforced by the TPD. In the United States, drugs and biological products are subject to regulation by the FDA. Drug approval laws require licensing of manufacturing facilities, carefully controlled research and testing of products, government review and approval of experimental results prior to giving approval to sell drug products. Regulators also typically require that rigorous and specific standards such as cGMP, GLP and GCP are followed in the manufacture, testing and clinical development respectively of any drug product. See “Risk Factors” in Item 3.D elsewhere in this Annual Report.

The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice (“DOJ”) or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of pre-clinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s GLP regulations;

•	submission to the FDA of an IND, which must take effect before human clinical trials may begin;

•	approval by an IRB, representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with GCP to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a NDA;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies (“REMS”) and post-approval studies required by the FDA.

Pre-Clinical Toxicology Studies

Non-clinical studies are conducted in vitro and in animals to evaluate pharmacokinetics, metabolism and possible toxic effects to provide evidence of the safety of the drug candidate prior to its administration to humans in clinical studies and throughout development. The conduct of pre-clinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the pre-clinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, are submitted to the FDA as part of an IND. Some long-term pre-clinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. ESSA recently completed GLP pre-clinical toxicology studies as required for the IND.

Initiation of Human Testing

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written trial protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. In Canada, this application is called a CTA. An IND/CTA application must be filed and accepted by the FDA or TPD, as applicable, before human clinical trials may begin. In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the trial at least annually. The IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to trial subjects. An IRB must operate in compliance with FDA regulations.

Two key factors influencing the rate of progression of clinical trials are the rate at which patients can be enrolled to participate in the research program and whether effective treatments are currently available for the disease that the drug is intended to treat. Patient enrollment is largely dependent upon the incidence and severity of the disease, the treatments available and the potential side effects of the drug to be tested and any restrictions for enrollment that may be imposed by regulatory agencies.

Phase 1 Clinical Trials

Phase 1 clinical trials for cancer therapeutics are typically conducted on a small number of patients to evaluate safety, dose limiting toxicities, tolerability, pharmacokinetics and to determine the dose for Phase 2 clinical trials in humans. ESSA expects to test the Company’s drug in approximately 30 CRPC patients in this phase of the Company’s development activities.

Phase 2 Clinical Trials

Phase 2 clinical trials typically involve a larger patient population than Phase 1 clinical trials and are conducted to evaluate the efficacy of a drug candidate in patients having the disease or medical condition for which the drug is being developed. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks. As discussed above, ESSA expects to dose up to 150 patients in its Phase 2 trial, potentially adding patient cohorts depending on the advice of its clinical advisors. ESSA intends to focus on PSA response, radiographic progression and progression-free survival as the key outcomes.

Phase 3 Clinical Trials

Phase 3 clinical trials typically involve testing an experimental drug on a much larger population of patients suffering from the targeted condition or disease – in ESSA’s case, CRPC. These studies involve testing the experimental drug in an expanded patient population (several hundred to several thousand patients) at geographically dispersed test sites (multi-center trials) to establish clinical safety and effectiveness. These trials also generate information from which the overall risk-benefit relationship relating to the drug can be determined. As discussed above, ESSA expects to focus on survival measurements as the key outcome from this stage of its clinical development.

In most cases FDA requires two adequate and well controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

New Drug Application

Assuming successful completion of required clinical testing and other requirements, the results of the pre-clinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA, or the TPD as part of an NDS, requesting approval to market the drug product for one or more indications. The NDS or NDA is then reviewed by the applicable regulatory body for approval to market the drug.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for “priority review” products are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections cover all facilities associated with an NDA submission, including drug component manufacturing (such as Active Pharmaceutical Ingredients), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $2,169,000 and the manufacturer or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently exceeding $104,000 per product and $554,000 per establishment. These fees are typically increased annually.

In contrast, a NDS costs roughly $322,056 per submission. A NDS will also be subject to Drug Establishment Licensing fees, which currently exceed $16,000 per established facility.

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Orphan Designation and Exclusivity

ESSA may, in the future, seek orphan drug designation for its product candidates. Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product generally will be receive orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

C.	Organizational Structure

The Company has one wholly-owned subsidiary, ESSA Texas, existing under the laws of the State of Texas.

D.	Property, Plants and Equipment

ESSA’s operating plan does not include building infrastructure in the form of an in-house laboratory, capital equipment, headcount, or administrative burden.

ESSA operates from its head office located in Vancouver, Canada. Operations related to the EPI-506 development program are based in Houston, Texas. ESSA does not own any real property. The following table outlines significant properties that ESSA currently leases:

LOCATION	AREA (IN SQUARE FEET)	LEASE EXPIRATION DATE	USE
Vancouver, Canada	200	Monthly	Office Space
Houston, United States	9,363	Dec. 31, 2019	Office Space

The Canadian office space costs $3,900 per month and is rented on a month to month basis. The United States office space costs US$13,264 per month. ESSA believes that its current facilities are adequate to meet its ongoing needs and that, if ESSA requires additional space, it will be able to obtain additional facilities on commercially reasonable terms.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis of the financial condition and results of operations of ESSA should be read in conjunction with the audited financial statements as at and for the fiscal year ended September 30, 2015, as at and for the fiscal year ended September 30, 2014, and as at and for the nine months ended September 30, 2013, together with the notes thereto. The financial information contained in this Annual Report is derived from the financial statements, which were prepared in accordance with IFRS.

Overview

ESSA is a pharmaceutical company currently entering the clinical development stage that is focused on developing novel and proprietary therapies for the treatment of prostate cancer in patients whose disease is progressing despite treatment with current therapies, including abiraterone and enzalutamide. ESSA believes its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. Specifically, EPI-506 acts by disrupting the AR signaling pathway, which is the primary pathway that drives prostate cancer growth. ESSA has shown that EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the NTD of the AR. A functional NTD is essential for activation of the AR. In pre-clinical studies, blocking the NTD has demonstrated the capability to prevent AR activation and overcome the known AR-dependent mechanisms of CRPC.

On September 23, 2015, ESSA received FDA approval of its IND application to initiate a Phase 1/2 clinical study. On November 5, 2015, ESSA received a “no objection letter” from Health Canada, which will allow it to include Canadian sites in the Phase 1/2 clinical study. ESSA expects to execute a Phase 1/2 clinical study to explore the safety, tolerability, maximum tolerated dose and pharmacokinetics of EPI-506, in addition to tumor response rates in asymptomatic or minimally symptomatic patients who are no longer responding to either abiraterone or enzalutamide treatments, or both. Efficacy endpoints include PSA reduction, as well as other progression criteria.

According to the American Cancer Society, in the United States, prostate cancer is the second most frequently diagnosed cancer among men, behind skin cancer. Approximately one-third of all prostate cancer patients who have been treated for local disease will subsequently have rising serum levels of PSA, which is an indication of recurrent or advanced disease. Patients with advanced disease often undergo androgen ablation therapy using analogues of LHRH or surgical castration. Most advanced prostate cancer patients initially respond to androgen ablation therapy, however many experience a recurrence in tumor growth despite the reduction of testosterone to castrate levels, and at that point are considered to be suffering from CRPC. Following diagnosis of CRPC, patients are often treated with anti-androgens, which block the binding of androgens to the AR.

ESSA has never been profitable and has incurred net losses since inception. ESSA's net losses were $11,502,764, $1,961,506, and $1,058,060 for the years ended September 30, 2015, September 30, 2014, and nine months ended September 30, 2013, respectively. ESSA expects to incur losses for the foreseeable future, and it expects these losses to increase as it continues the development of, and seek regulatory approvals for, its product candidates. Because of the numerous risks and uncertainties associated with product development, ESSA is unable to predict the timing or amount of increased expenses or when, or if, it will be able to achieve or maintain profitability.

Results of Operations

ESSA's fiscal year end was changed in 2013 with the consent of the CRA from December 31 to September 30 to better fit its operating pattern since the majority of its laboratory work occurs in the first nine months of the year. The following table sets forth ESSA's consolidated statements of financial position and consolidated statements of loss and comprehensive loss as at and for the fiscal year ended September 30, 2015, the fiscal year ended September 30, 2014 and as at and for the nine months ended September 30, 2013:

(C$) Income Statement Data	Year Ended September 30, 2015	Year Ended September 30, 2014	Nine Months Ended September 30, 2013
Revenue	0	0	0
Other Income	830	228	1,007
Total operating expenses	(12,501,249)	(1,962,162)	(1,051,496)
Research and development, net of recoveries	5,891,249	706,014	765,105
Financing costs	104,404	97,708	—
General and administration, net of recoveries	6,505,596	1,158,440	286,391
Loss before income taxes	(11,502,764)	(1,961,506)	(1,058,060)
Net loss, net of income tax	(11,502,764)	(1,961,506)	(1,058,060)
Balance Sheet Data
Cash	2,107,560	4,146,938	232,093
Other current assets	7,354,349	142,241	15,463
Intangible assets	379,106	404,430	429,753
Equipment	220,812	15,806	—
Total assets	10,061,827	4,709,415	677,309
Accounts payable and accrued liabilities	2,790,656	658,305	184,498
Income tax payable	—	—	—
Product development and relocation grant	—	1,838,507	—
Shareholders’ equity	5,945,881	2,212,603	492,811
Total liabilities and shareholders’ equity	10,061,827	4,709,415	677,309

Results of Operations for the Fiscal Year Ended September 30, 2015 and the Fiscal Year ended September 30, 2014

There was no revenue in any of the fiscal years as reported. The Company incurred a comprehensive loss of $12,539,196 for the year ended September 30, 2015 compared to a comprehensive loss of $1,955,029 for the year ended September 30, 2014. Variations in ESSA’s expenses and net loss for the periods resulted primarily from the following factors:

Research and Development Expenditures

Expenses increased in all categories of R&D. R&D expense included the following major expenses by nature:

	Year ended September 30, 2015	Year ended September 30, 2014
Analytical studies, formulation and testing	$2,838,098	$419,288
Clinical	370,723	-
Consulting	1,371,842	336,192
Legal patents and license fees	674,888	336,196
Manufacturing	3,934,469	447,582
Other	56,210	29,310
Royalties	40,000	40,000
Salaries and benefits	2,052,538	101,087
Share-based payments	889,544	327,774
Travel	537,605	69,511
SRED tax credits	(72,407)	(235,470)
CPRIT grant claimed on eligible expenses	(6,802,260)	(1,165,456)
Total	$5,891,249	$706,014

The overall R&D expense for the year ended September 30, 2015 was $5,891,249 compared to $706,014 for the year ended September 30, 2014. The expense for 2015 was higher as compared to 2014 due to increased overall activity following several significant financings in the latter part of fiscal 2014 that permitted a more robust research program compared to the prior period when the Company was focusing on achieving the CPRIT grant and financing objectives. Analytical studies, formulation and testing costs were $2,838,098 in the year ending September 30, 2015 compared to $419,288 in the year ending September 30, 2014. This increase is related to the increase in spending on contracted lab facilities to conduct testing and experimentation on the Company’s drug candidates. Clinical costs were $370,723 in relation to work performed by the clinical trial organization in preparation for the clinical trial which commenced in November 2015. Legal patent and license fees increased to $674,888 for the year ended September 30, 2015 (2014 - $336,196) as the Company has submitted a number of patent applications for which the Company owns the rights. Consulting costs increased to $1,371,842 for the year ended September 30, 2015 (2014 - $336,192) as the Company has engaged professionals in Texas to conduct specific R&D services for the Company in addition to regular payments made to the Company’s Chief Scientific Officer and Chief Technical Officer. The fees to both the Chief Scientific Officer and Chief Technical Officer increased from $60,000 per year to $120,000 per year following the successful completion of $5,000,000 in equity financings. Salaries and benefits of $2,052,538 for the year ended September 30, 2015 (2014 - $101,087) related to the Company’s Chief Medical Officer, Executive VP of Research and additional research support staff added to formal payroll in September 2014.

Share-based payments expense of $889,544 (2014 - $327,774) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments as measured by the Black-Scholes pricing model.

General and Administration Expenditures

General and administrative expenses include the following major expenses by nature:

	Year ended September 30, 2015	Year ended September 30, 2014
Amortization	$52,490	$25,323
Consulting and subcontractor fees	366,543	403,037
Director fees	161,458	—
Investor relations	273,271	—
Office, insurance, IT and communications	493,171	53,294
Professional fees	2,232,235	481,812
Regulatory fees and transfer agent	694,844	10,300
Rent	352,432	39,261
Salaries and benefits	999,086	95,164
Share-based payments	742,455	127,596
Travel and entertainment	282,921	13,818
CPRIT grant claimed on eligible expenses	(145,310)	(91,165)
Total	$6,505,596	$1,158,440

General and administration expenses increased to $6,505,596 from $1,158,440 in the year ended September 30, 2014. Significant components of the expense in 2015 included $2,232,235 (2014 - $481,812) in professional fees for legal and accounting services in conjunction with corporate activities including the Company’s financing activities, listing on the TSX-V and the Nasdaq, and a salaries and benefits expense of $999,086 (2014 - $95,164) related to the establishment of the CEO and CFO as full time employees of the Company.

Share-Based Payments

Share-based payments expense of $742,455 (2014 - $127,596) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments and allocated to research and development, general and administration and financing expenditures relative to the activity of the underlying optionee.

Results of Operations for the Fiscal Year Ended September 30, 2014 and the Nine Months ended September 30, 2013

There was no revenue in any of the fiscal years as reported. Other income consisted of interest income on cash deposits. The Company incurred a comprehensive loss of $1,955,029 for the year ended September 30, 2014 compared to a comprehensive loss of $1,058,060 for the nine months ended September 30, 2013. In addition to variations resulting from the change to the Company’s fiscal year end, which affects the comparability of the periods presented, variations in ESSA’s expenses and net income (loss) for the periods resulted primarily from the following factors:

Research and Development Expenditures

Expenses increased in all categories of R&D. R&D expense included the following major expenses by nature:

	Year ended September 30, 2014	Nine Months Ended September 30, 2013
Analytical studies, formulation and testing	$419,288	$570,252
Consulting	336,192	178,031
Legal patents and license fees	336,196	138,043
Manufacturing	447,582	29,530
Other	29,310	6,000
Royalties	40,000	—
Salaries and benefits	101,087	—
Share-based payments	327,774	248,795
Travel	69,511	36,382
SRED tax credits	(235,470)	(441,928)
CPRIT grant claimed on eligible expenses	(1,165,456)	—
Total	$706,014	$765,105

The overall R&D expense for the year ended September 30, 2014 was $706,014 compared to $765,105 for the nine months ended September 30, 2013. The expense for 2014 was lower due to the application of $1,165,456 in CPRIT Grant funding as cost recoveries against expense. The gross expense for fiscal 2014 was $2,106,940. Analytical studies, formulation and testing costs were $419,288 for the year ended September 30, 2014 (2013 - $570,252), related to substantial laboratory work provided by two main contractors in 2014 and services provided by the BC Cancer Agency in 2013 in addition to recurring laboratory contractors. Manufacturing costs were $447,582 (2013 - $29,530) related to increased activity in manufacturing the drug product. Legal patent and license fees of $336,196 for the year ended September 30, 2014 (2013 - $138,043) related to costs associated with defending and advancing the Company’s intellectual property through services provided by the Company’s intellectual property counsel. Consulting costs of $336,192 for the year ended September 30, 2014 (2013 - $178,031) related to services provided by the Company’s Chief Scientific Officer and Chief Technical Officer. Royalties of $40,000 for the year ended September 30, 2014 (2013 - $Nil) related to payment made under the Company’s License Agreement with the BC Cancer Agency over the Licensed IP. Salaries and benefits of $101,087 for the year ended September 30, 2014 (2013 - $Nil) related to the Company’s Chief Medical Officer, Executive VP of Research and additional research support staff added to formal payroll in September 2014.

General and Administration Expenditures

General and administrative expenses include the following major expenses by nature:

	Year ended September 30, 2014	Nine Months Ended September 30, 2013
Amortization	$25,323	$18,993
Consulting and subcontractor fees	403,037	168,082
Office expenses	53,294	13,947
Professional fees	481,812	64,350
Regulatory fees	10,300	—
Rent	39,261	16,843
Salaries and benefits	95,164	—
Share-based payments	127,596	—
Travel and entertainment	13,818	4,176
CPRIT grant claimed on eligible expenses	(91,165)	—
Total	$1,158,440	$286,391

General and administration expenses increased to $1,158,440 from $286,391 in the nine months ended September 30, 2013. Significant components of the expense in 2014 included consulting and subcontractor fees of $403,037 (2013 - $168,082) related to the engagement of management professionals for the Company, and $481,812 (2013 - $64,350) in professional fees for legal and accounting services in conjunction with the corporate activities in 2014.

Following the confirmation of the CPRIT funding and 2014 Financing, the Company was able to support increased activity to launch more substantial operations. Accordingly, the Company had higher office expenses in the year ended September 30, 2014 of $53,294 as compared to $13,947 in the nine months ended September 30, 2013. This also enabled the Company to convert ongoing consultants such as the CEO and CFO into a formal employee relationship which resulted in salaries and benefits of $95,164 for the year ended September 30, 2014.

The fiscal year ended September 30, 2014 required significant corporate activity to execute the advisory agreement with Bloom Burton, Convertible Debenture, CPRIT Agreement and 2014 Financing over and above R&D work. The Company recovered $91,165 in eligible CPRIT expenditures against general and administration expenses.

Share-Based Payments

Share-based payments expense of $518,078 (2013 - $248,795) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments and allocated to research and development, general and administration and financing expenditures relative to the activity of the underlying optionee.

Financing Costs

The Company incurred financing costs of $35,000 in 2014 (2013 - $Nil) for interest expense on the Convertible Debenture and $62,708 for share-based payments for options granted to a key financing consultant.

Quarterly Results of Operations

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with IFRS. This data should be read in conjunction with the Company’s audited financial statements and related notes included elsewhere in this Annual Report. These quarterly operating results are not necessarily indicative of ESSA’s operating results for a full year or any future period.

For the Quarters Ended

	For the Quarters Ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
Research and development expense (recoveries)	$(1,059,238)	$3,108,000	$3,121,607	$720,880
General and administration	2,874,494	1,219,442	1,621,411	790,249
Comprehensive loss	(177,342)	(6,202,916)	(4,621,458)	(1,537,480)
Basic and diluted earnings (loss) per share	0.03	(0.35)	(0.24)	(0.10)
Total assets	10,061,827	9,672,990	13,906,485	4,621,182
Long-term liabilities	1,325,290	2,796,853	1,115,262	344,521

	For the Quarters Ended
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Research and development expense (recoveries)	$(126,671)	$653,681	$31,448	$147,556
General and administration	605,916	341,450	112,069	99,005
Comprehensive loss	(509,226)	(1,046,992)	(152,476)	(246,335)
Basic and diluted loss per share	(0.03)	(0.07)	(0.01)	(0.02)
Total assets	4,709,415	766,156	547,963	549,440
Long-term liabilities	1,838,507	—	—	—

Research and Development Expenditures

In the three month periods ended June 30, 2015 ($3,108,000) and September 30, 2015 ($1,059,238), the Company continued its research and development activity on the IND application and preparations for the Phase 1/2 clinical trial.

The overall R&D expense for the three month period ended March 31, 2015 ($3,121,607) was the largest since the Company’s inception. This demonstrates a significantly higher investment in research and development activities, inclusive of preclinical work, from the $31,448 expended in the comparative period.

In the three months ended December 31, 2014, the Company completed the 2014 Special Warrants financing described above for gross proceeds of $1,359,280. Accordingly, with these additional resources, the Company accelerated its work toward the IND filing resulting in a significant increase in comprehensive loss over prior periods.

In the quarters ended September 30, 2015 and 2014, R&D was a net recovery of $1,059,238 and $126,671, respectively, due to the recognition of recoveries on the CPRIT Grant against R&D expenses from the previous quarters.

Net expenditure on R&D declined in the quarters ended December 31, 2013 and March 31, 2014 primarily as a result of the receipt of refundable tax credits under the federal and Quebec SRED programs. In the quarter ending June 30, 2014, R&D spending increased significantly following confirmation of the CPRIT Grant, the availability of funds raised through issuance of the Convertible Debenture, and the pending close of a private placement. This allowed the commencement of a number of preclinical analytical and formulation studies on the preclinical candidate as well as drug manufacture. R&D consulting costs also increased in this quarter as did expenditure on the patent portfolio.

General and Administration Expenditures

General and administrative expenses for the three month periods ended June 30, 2015 and September 30, 2015 have increased over the prior periods as the Company completed its Nasdaq listing and graduated to the TSX from the TSX-V, resulting in a higher overall corporate burden and engagement of professional services.

General and administrative expenses for the three months ended March 31, 2015 have increased over the prior period as the context of the Company has changed significantly. The Company completed its TSX and Nasdaq listings in the current period which has resulted in a higher overall corporate burden and engagement of professional services. The Company established formal payroll in August 2014 for its key executives which has led to a recurring salaries and benefits expense.

General and administrative costs for the quarter ended September 30, 2014 of $605,488 (2013 - $118,086) were also significantly higher as the Company has since increased its internal professional staff to support increased activity and has increased its corporate activity level overall.

General and administrative spending increased significantly to $341,450 in the quarter ended June 30, 2014 as expenditures on accounting and legal fees increased in connection with the Company’s financing strategy and work related to the issuance of the Convertible Debenture in April 2014. Increased costs in the period were also related to the binding of directors’ and officers’ liability insurance as well as travel related to the private placement financing initiative.

Critical Accounting Policies and Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made that relate to the following key estimates:

Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Intangible Assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Product development and relocation grant

Pursuant to the terms of the Company’s CPRIT Grant, the Company must meet certain terms and conditions to qualify for the grant funding. The Company has assessed its performance relative to these terms as detail in “Summary Corporate History and Intercorporate Relationships” in Item 4 of this Annual Report and has judged that there is reasonable assurance the Company will meet the terms of the grant and qualify for the funding. The Company has therefore taken into income a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied and incurred in a future period.

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The fair value of the underlying common shares is assessed as the most recent issuance price per common share for cash proceeds.

JOBS Act

As a company with less than US$1.0 billion in revenue during the last fiscal year, ESSA qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States.

The JOBS Act also permits an emerging growth company such as ESSA to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. ESSA will not take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This election is irrevocable. ESSA will remain an emerging growth company until the earliest of:

•	the last day of the Company’s fiscal year during which it has total annual gross revenues of at least US$1.0 billion;

•	the last day of the Company’s fiscal year following the fifth anniversary of the completion of an initial public offering;

•	the date on which Company has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; or

•	the date on which the Company is deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of ESSA’s Common Shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter.

As a result of ESSA’s status as an emerging growth company, the information that the Company provides shareholders may be less comprehensive than what you might receive from other public companies that are not emerging growth companies. When ESSA is no longer deemed to be an emerging growth company, ESSA will not be entitled to the exemptions provided in the JOBS Act.

B.	Liquidity and Capital Resources

ESSA is a development stage company and does not currently generate revenue. In 2014, ESSA had sufficient funds from the money raised from a previous financing and from tax credit refunds to meet the operating plan for the majority of the year. These funds were supplemented by a convertible secured debenture issued by ESSA to Bloom Burton Healthcare Structured Lending Fund in the amount of $1,000,000 bearing interest at a rate of 12% per annum (the “Convertible Debenture”), a brokered private placement offering of 1,185,400 preferred shares in ESSA’s capital at a price of $2.00 per preferred share for aggregate gross proceeds of $2,370,800 (the “2014 Financing”) and the first advance of the CPRIT Grant in the amount of US$2,791,333. The Convertible Debenture to Bloom Burton in April 2014, was converted, pursuant to its conversion terms, into 517,500 class A Preferred Shares concurrently with the completion of the 2014 Financing. In addition, on October 22, 2014 and October 23, 2014, ESSA issued an aggregate of 679,640 special warrants (“2014 Special Warrants”) by it at $2.00 per 2014 Special Warrant (the “2014 Special Warrant Financing”) and, on January 16, 2015 ESSA issued 4,363,634 special warrants at a price of US$2.75 per 2015 Special Warrant for gross proceeds of approximately US$12,000,000 (the “2015 Special Warrant Financing”). All of these 2014 Special Warrants and 2015 Special Warrants have been converted to Common Shares. Immediately prior to the listing of Common Shares on the TSX-V, all of ESSA's outstanding Preferred Shares were converted to 2,382,540 Common Shares.

Operational activities during the year ended September 30, 2015, were financed mainly by proceeds from the equity financings completed in July and October 2014 and in January 2015 and the CPRIT Grant. At September 30, 2015, ESSA had available cash reserves of $2,107,560 and $5,137,298 in accounts receivable, comprised of the second tranche advance of the CPRIT Grant and refund of GST input tax credits, to settle current liabilities of $2,790,656. This compares to cash of $4,146,938 and $72,295 in accounts receivable related to refund of GST input tax credits at September 30, 2014 to settle current liabilities of $658,305.

The 2014 Financing was completed on July 29, 2014 for aggregate gross proceeds of $2,370,800, the 2014 Special Warrant Financing was completed in October 2014 for aggregate gross proceeds of $1,359,280 and the 2015 Special Warrant Financing was completed in January 2015 for gross proceeds of approximately US$12,000,000, each as previously described above.

As of September 30, 2015, ESSA had cash on hand of $2.1 million, down from $4.1 million at September 30, 2014. The decrease of $2.0 million was due primarily to operating cash flows of $16.5 million, including a $1.3 million deposit on contract paid to ESSA’s clinical contract research organization. During the year ended September 30, 2015, the Company also purchased furniture and equipment of $212,142 and received $314,341 in proceeds on exercise of stock options and warrants. Management continues to seek sources of additional financing which would assure continuation of the Company’s operations and research programs. However, there is no certainty that such financing will be provided or provided on favourable terms. The Company believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. Consistent with the operating model, ESSA has no plans to build infrastructure; however, ESSA preclinical and clinical expenditures related to the Phase 1/2 trial during 2015-2017 are expected to be in excess of $1,200,000 per month.

Cash Flows from Operating Activities

For the year ended September 30, 2015, cash used in operating activities of $16,515,600 was attributable to a net loss of $11,502,764, net non-cash credits of $72,820 and a net change of $4,940,016 in ESSA's net operating assets and liabilities. The non-cash charges consisted primarily of $995,046 for the change in fair value of the derivative liability arising on broker warrants denominated in US dollars, $1,736,403 in share-based payments, offset by $1,894,263 in product and relocation grant funds applied against R&D expenditures. The change in operating assets and liabilities was primarily attributable to a $1,992,034 net increase in prepaid expenses due to deposits paid to contract service organizations in relation to the upcoming Phase 1/2 trial, and a $2,117,021 net increase in accounts payable and accrued liabilities due to an increase in research and development costs associated with ESSA's pre-clinical studies, formulation work, preparation of the IND in order to initiate the clinical trial, corporate costs relating to preparation of documents for securities filings, and an increase in headcount.

For the year ended September 30, 2014, cash used in operating activities of $2,264,820 was attributable to a net loss of $1,961,506, and partially offset by a net change of $328,472 in ESSA's net operating assets and liabilities. The non-cash recoveries consisted primarily of $1,256,621 in product and relocation grant funds applied against R&D expenditures, offset by $518,078 in share-based payments. The change in operating assets and liabilities was primarily attributable to a $454,964 net increase in accounts payable and accrued liabilities, primarily attributable to expenses related to intellectual property legal fees and accrual of management consulting fees resulting from increased activity.

Cash Flows from Investing Activities

For the year ended September 30, 2015, cash used in investing activities was $212,142 due to acquisition of equipment and furniture associated with the establishment of office space in Houston, Texas.

For the year ended September 30, 2014, ESSA had no investing activities.

Cash Flows from Financing Activities

For the year ended September 30, 2015, cash provided by financing activities was $14,866,315, consisting primarily of $15,574,435 in proceeds received from the issuance of ESSA’s 2014 and 2015 Special Warrants, $314,341 in proceeds received from the exercise of stock options and warrants, offset by $1,022,461 in share issuance costs.

For the year ended September 30, 2014, cash provided by financing activities was $6,170,437, consisting primarily of $3,048,694 from the CPRIT Grant, gross proceeds of $2,370,800 from the 2014 Preferred Shares Financing and gross proceeds of $1,000,000 from issuance of a convertible debenture, offset by $249,057 in issuance costs.

ESSA's future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with Phase 1/2 clinical trials of up to 150 patients in 2015-2016 and to take advantage of strategic opportunities. In the future it may be necessary to raise additional funds. These funds may come from sources such as entering into strategic collaboration arrangements, the issuance of shares from treasury, or alternative sources of financing. However, there can be no assurance that ESSA will successfully raise funds to continue the development and commercialization of EPI-506 and its operational activities. See “Risk Factors” in Item 3.D elsewhere in this Annual Report.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

It is currently anticipated that ESSA will carry out the development of EPI-506 to completion of Phase 1/2 clinical proof-of-concept before the end of the 2017 calendar year. See “Programs and Potential Products” in Item 4 of this Annual Report for further details of each stage of development.

Key Patent Applications

See "Patents and Proprietary Rights" elsewhere in Item 4 of this Annual Report for details regarding ESSA's key patent applications.

Licensed Pending Applications

See "Pending Licensed Applications" elsewhere in Item 4 of this Annual Report for details regarding ESSA's licensed intellectual property pending applications.

Research and Development Policies

Expenditures during the research phase of a project are recognized as expenses when incurred. Development costs are capitalized only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

The Company spent $5,891,249, $706,014, and $765,105, on R&D, net of recoveries, during the year ended September 30, 2015, the year ended September 30, 2014, and nine months ended September 30, 2013, respectively. All of these costs have been recognized as an expense in the Company’s statement of profit and loss in the respective periods.

It is not possible to always estimate the timing of project completion due to the uncertainty of preclinical research and development projects and the results of associated scientific experiments. Analysis of costs between projects are influenced by the length and nature of the study and costs of material used.

Following the first seed round of financing at the end of 2010, the Company invested in research activities in 2011 to select a variant of ESSA’s lead compound, EPI-001, to take forward into clinical development. Based on the expertise of a group of consultants, studies were conducted to determine the best stereoisomer with the highest potency. The Company does not intend to build its own laboratory facilities and therefore works with expert consultants and selected contract research companies.

Following a financing round in 2012, further development of the selected stereoisomer could be funded and studies were undertaken to establish the best dose for efficacy, as well as to study the pharmacokinetics and toxicity of the compound. Results of these studies led to the Company testing other compounds in 2013 including the compound EPI-506, which showed a better potency and toxicity profile than previously studied compounds. These studies were also supported by the refundable tax credits received from the federal and provincial SRED programs.

In 2014, the CPRIT Grant award and funds raised through private placements allowed the Company to begin work on a pre-clinical program with a focus on receiving regulatory approval to commence human clinical testing of EPI-506 in CRPC patients.

D.	Trend Information

ESSA is a development stage company and does not currently generate revenue. The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain Licensed IP. As at the date of this Annual Report, no products are in commercial production or use. The Company’s financial success will be dependent upon its ability to obtain regulatory approval for, and if approved, successfully commercialize EPI-506.

E.	Off-Balance Sheet Arrangements

ESSA has no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

As of September 30, 2015, and in the normal course of business, ESSA has the following obligations to make future payments, representing contracts and other commitments that are known and committed.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Minimum Annual Royalty per License Agreement with UBC/BC Cancer Agency(1)(2)	$1,255,000	$65,000	$170,000	$170,000	$850,000
Lease on office space	242,550	48,510	97,020	97,020	—
Lease on U.S. office space (in US$)(3)	1,049,912	241,009	496,062	312,842	—
Total	2,935,510	443,595	946,426	695,488	850,000

(1)	ESSA has the worldwide, exclusive right to develop products based on the Licensed IP pursuant to the License Agreement.

(2)	As consideration for the License Agreement with UBC and the BC Cancer Agency, there are certain cumulative milestone payments totaling US$2,400,000 for the first compound, to be paid in stages at the start of Phase II and Phase III clinical trials, at application for marketing approval, and with further milestone payments on the second and additional compounds. These milestone payments are not represented in the tabular disclosure above due to the uncertain timing of the triggering events and associated payments.

(3)	ESSA's agreements pertaining to leases on U.S. office space are valued in U.S. dollars. For the purposes of the calculations above, ESSA has converted the values to Canadian dollars based on the noon exchange rate on December 11, 2015, as reported by the Bank of Canada, being US$1.00=C$1.3696.

G.	Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and municipalities of residence of the Company’s directors and executive officers as well as their positions with the Company and principal occupations for the previous five years. All directors, officers and employees are required to sign standard confidentiality and non-disclosure agreements with the Company. Each director’s terms of office expires at the next annual general meeting of the shareholders of the Company.

Name and Place of Residence	Age	Principal Occupations

Robert W. Rieder British Columbia, Canada	69	President, Chief Executive Officer and Director, ESSA Pharma Inc. (October 11, 2010-Present)
Executive Chairman of the Board, Cardiome Pharma Corp. (2009-2010)
Chief Executive Officer, Cardiome Pharma Corp. (1998-2009)

Richard M. Glickman(1)(2) British Columbia, Canada	57	Chairman of the Board, ESSA Pharma Inc. (October 2010-Present)
Co-founder and Executive Chairman, Aurinia Pharmaceuticals Inc. (September 2013 to February 2014)
Chairman of the Board, Aurinia Pharmaceuticals Inc. (February 2014 to Present)

Dr. Marianne Sadar British Columbia, Canada	54	Director (January 6, 2009-Present)
Chief Scientific Officer (October 11, 2010-Present) and President (January 6, 2009-October 11, 2010),
ESSA Pharma Inc. Distinguished Scientist (2012 - Present)
Senior Scientist (1998-2012)
British Columbia Cancer Agency Professor (2012 - Present)
Honorary Associate Professor (2009-2012)
Pathology and Laboratory Medicine, University of British Columbia; Provincial Program Leader for Prostate Cancer Research (2000-2012)
British Columbia Cancer Agency; Officer (2007-Present)
Past President (2014-Present) President (2013-2014)
Vice President (2012-2013)
Treasurer (2007-2011)
Society of Basic Urologic Research

Dr. Raymond Andersen British Columbia, Canada	68	Chief Technical Officer and Director (October 11, 2010-Present) and Secretary (January 6, 2009-Present),
		ESSA Pharma Inc.; Professor of Chemistry and Earth, Ocean & Atmospheric Sciences, University of British Columbia (2007-present)

Gary Sollis(1)(2) British Columbia, Canada	62	Director, ESSA Pharma Inc. (April 26, 2012-Present); Partner, Dentons Canada LLP (May 1, 1995-Present)

David Wood British Columbia, Canada	58	Chief Financial Officer, ESSA Pharma Inc., (July 2013-Present); Head of Finance, Secretary & Treasurer, Celator Pharmaceuticals Inc. (April 2003-April 2013)

Dr. Frank Perabo Illinois, USA	51	Chief Medical Officer, ESSA Pharma Inc. (September 2014–Present);
Executive Director of Medical Science Oncology (July 2011 – September 2014),
		Senior Director (August 2010 – June 2011) and Director (January 2008 – June 2011), Astellas Pharma Global Development, Inc.

Dr. Paul Cossum Texas, USA	63	Executive Vice President, Research and Development (April 2014–Present); Director, Pivotal BioSciences (January 2014–Present); Chief Science Officer, Global BioDevelopment (January 2006–Present)

Franklin Berger(1) New York, USA	66	Director, ESSA Pharma Inc. (March 2015–Present);
Director, Five Prime Therapeutics, Inc. (October 2010 – Present);
Director, Immune Design Corp. (March 2014 – Present);
		Director, Bellus Health, Inc. (May 2010 – Present)

David Parkinson California, USA	65	Director, ESSA Pharma Inc. (June 2015 – Present); Venture Partner, New Enterprise Associates (2012 – Present); Acting CEO, Zyngenia Inc. (2013 – 2014); President and CEO, Nodality (2007 – 2012)

(1)	Member of the Audit Committee (as defined herein).

(2)	Member of the Compensation Committee.

Biographies

Robert W. Rieder, President, Chief Executive Officer and Director

Mr. Rieder has served as a director and has been employed full time as ESSA's President and Chief Executive Officer since October 2010. He is responsible for ESSA's management, developing objectives, strategy and standards of performance, securing and leading a team of professionals and directing them to deliver the required performance. From 1998 to 2009, Mr. Rieder was the Chief Executive Officer of Cardiome Pharma Corp. (“Cardiome”), a Toronto Stock Exchange and Nasdaq-traded public pharmaceutical company. Under Mr. Rieder’s leadership, Cardiome negotiated partnerships with two leading pharmaceutical companies, Merck Frosst & Co. and Astellas Pharmaceuticals, and raised over $250 million from public capital markets. Mr. Rieder led Cardiome from the pre-clinical research stage to NDA submission. Mr. Rieder also has an extensive background in medically-related venture capital investing, as Vice President of MDS Ventures Pacific Inc., a Vancouver-based affiliate of MDS Capital Corp. He has been a director for nine public and private biotechnology companies. In 2009, he was acknowledged as “Executive of the Year” by Life Sciences B.C. and in 2007 was named Ernst and Young “Entrepreneur of the Year” for the Medical Products area in the Pacific Region. He currently is a director of XORTX Pharma Corp. Mr. Rieder received his undergraduate degree in Chemical Engineering from the University of British Columbia and his Master of Business Administration from the Richard Ivey School of Business at the University of Western Ontario. Business at the University of Western Ontario.

Richard M. Glickman, Chairman of the Board

Richard M. Glickman has served as ESSA's Chairman of the Board since October 2010. As the Chairman of the Board, Mr. Glickman is responsible for the management of the Board to ensure ESSA has appropriate objectives and an effective strategy, and that ESSA is operating in accordance with a high standard of corporate governance. Mr. Glickman was a co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals Inc. (“Aspreva”) which was acquired by the Galenica group for $915 million. Prior to establishing Aspreva, Mr. Glickman was the co-founder and Chief Executive Officer of StressGen Biotechnologies Corporation. Mr. Glickman currently serves on Cardiome Pharma Corp.’s board of directors as a member of the Compensation and Audit Committees and as its lead independent director. In addition, Mr. Glickman serves as Chairman of the Board of Aurinia Pharmaceuticals Inc., as Chairman of the Board of Engene Corporation and as a Director of Vida Pharmaceuticals. In addition, he has served on numerous biotechnology boards including roles as Chairman of Life Sciences B.C. (formerly the British Columbia Biotechnology Alliance), as a Director of the Canadian Genetic Diseases Network (a Canadian Centre of Excellence), a member of the federal government’s National Biotechnology Advisory Committee, a member of the British Columbia Innovation Council and a director for the Vancouver Aquarium and Chair of its Research Committee. Mr. Glickman received the Ernst & Young Entrepreneur of the Year 2004 Award for the Pacific Region Life Sciences Group, both Canada’s and British Columbia’s Top 40 under 40 Award for Entrepreneurs, the 2006 BC Biotech Leadership Award and the Lupus Foundation of America Leadership Award.

Dr. Marianne Sadar, Chief Scientific Officer and Director

Dr. Marianne Sadar is one of ESSA's co-founders. Dr. Sadar has been a director since January 2009, and has acted as ESSA's Chief Scientific Officer since October 2010. She is responsible for participating in the research and development of ESSA's drug candidates, and with the assessment and review of business and scientific matters. As an independent consultant, she devotes approximately 20% of her time to ESSA's affairs. She is a Distinguished Scientist at the BCCA and a Professor of Pathology and Laboratory Medicine at UBC. Dr. Sadar is internationally known for her research on identifying mechanisms of activating the AR and developing therapeutics for advanced prostate cancer that target the N-terminal domain of the AR. Her research was the first to show that the N-terminal domain of the AR could be activated by alternative pathways and she proposed this domain as a therapeutic target in 1999. Later, Dr. Sadar provided the first proof-of-concept that targeting the N-terminus of the AR results in a therapeutic response in an in vivo model of CRPC. Dr. Sadar received her B.Sc. from Simon Fraser University, and Ph.D. from the University of Bradford, U.K. She carried out post-doctoral training at AstraZeneca (Astra Hässle), Department of Drug Metabolism and Pharmacokinetics in Mölndal, Sweden and at the BCCA. She has served on approximately 50 scientific panels, and has been a recipient of awards including the Terry Fox Young Investigator Award, Simon Fraser University Alumni Award for Academic Excellence, and the first non- American to receive the Society of Women in Urology/Society of Basic Urologic Research “Award for Excellence in Urologic Research”. She has served as President of the Society of Basic Urologic Research (USA), member of the Scientific Advisor Boards for the Prostate Cancer Foundation (USA) and Coalition to Cure Prostate Cancer (Canada). The Congressionally Directed Medical Research Programs Prostate Cancer Research Program (“PCRP”) of U.S. Department of Defense recently named Dr. Sadar to the PCRP Integration Panel.

Dr. Raymond Andersen, Chief Technical Officer, Secretary and Director

Dr. Raymond Andersen is one of ESSA's co-founders. He has served as ESSA's Secretary since January 2009, and as a director and Chief Technical Officer since October 2010. He is responsible for participating in the research and development of ESSA's drug candidates, and with the assessment and review of business and scientific matters. As an independent consultant, he devotes approximately 20% of his time to ESSA's affairs. He is also a Professor at UBC in the departments of Chemistry and Earth & Ocean Sciences. He is internationally known for his research into the identity and structure of novel chemical compounds derived from marine organisms, the molecular routes to their biosynthesis, their role in ocean ecology, and their potential as new drugs. Among them are compounds that have anti-inflammatory and anti-cancer properties and these compounds are being developed as anti-asthma, and anti-tumour drugs. His industrial programs have led to deals with Aventis and Wyeth and the venture capital arms of Johnson & Johnson and Pfizer. Dr. Andersen received his B.Sc. degree from the University of Alberta, a M.Sc. from UC Berkeley, and Ph.D. from U.C. San Diego. He carried out postdoctoral research at the Massachusetts Institute of Technology. In recognition of his pioneering achievements, Dr. Andersen was inducted into the Royal Society of Canada and recently received the R. U. Lemieux Award from the Canadian Society for Chemistry and the Jacob Biely Research Prize from UBC.

Gary Sollis, Director

Mr. Gary Sollis has served as a director since April 2012. Mr. Sollis is a partner at the law firm of Dentons Canada LLP. He represents clients in the areas of corporate and securities law, with a focus on acquisitions, financings and reorganizations. He has acted for a variety of public and private companies in financing transactions, including public offerings, private placements of debt and equity, special warrant financings and public and private limited partnership offerings. Mr. Sollis has also assisted clients in connection with takeover bids, mergers, proxy contests, spin-offs, joint ventures and acquisitions of private businesses. He received a Bachelor of Laws degree from Dalhousie University.

David Wood, Chief Financial Officer

David Wood has been employed full time as ESSA's Chief Financial Officer since July 2013. He is responsible for managing all of ESSA's financial aspects, including financial reporting, treasury, and matters related to compliance and corporate governance, insurance, human resources, and facilities. Mr. Wood has over 30 years of experience in management positions in both large corporations and early stage companies in North America and the U.K. Prior to joining us in 2013, he was Head of Finance and Corporate Development, Secretary and Treasurer at Celator Pharmaceuticals Inc. from 2003 to 2013. Prior to 2003, he was Managing Director of Cubist Pharmaceuticals (UK) Ltd., Senior Director, International Operations of Cubist Pharmaceuticals Inc. and Finance Director at TerraGen Discovery, Inc., Vancouver, B.C. During over 15 years working in the biopharmaceutical industry, he has overseen several merger and acquisition transactions and numerous financings which raised over $100 million. Mr. Wood began his career in the finance and exploration departments at Chevron Corp. He received an M.B.A. from the University of Western Ontario, a B.Sc. Honors in Biology, Queen’s University, and a CPA, CMA accounting designation. Mr. Wood served on the governing body of the National Research Council of Canada from 2008 to 2014.

Dr. Frank Perabo, Chief Medical Officer

Dr. Frank Perabo has been employed full time as ESSA's Chief Medical Officer since September 2014. He is responsible for developing a clinical advisory board and assisting with the pre-clinical development of ESSA's product candidate. Dr. Perabo has more than 18 years of experience in pre-clinical and clinical drug development in Urologic Oncology. Before joining the Company, he served as Executive Director of Medical Science Oncology for 5 years at Astellas Pharma Global Development, Inc. In this position he was instrumental in the development and global approvals of XTANDI (Enzalutamide). From January 2008 to June 2011, he served as a Director and then Senior Director at Astellas Europe, as Global Medical Lead in Urology, Gynecology and Pain working on pre-clinical to Phase 3 development, successfully directing Phase-3 programs for OAB and BPH, as well as various other pre-clinical and clinical compounds in development. From 2001 to 2006, Dr. Perabo worked as independent consultant in business development, and pre-clinical and clinical research and development. From 2000 to 2001, Dr. Perabo served as Scientific Director at Oncology World, Munich (a specialized CRO in Oncology) establishing clinical development and business strategies. He obtained his training in surgery and urology at the Universities of Munich, Freiburg and Bonn from 1993 to 1999 after graduating from the Medical School at the University of Munich with magna cum laude. He is a board certified urologist, and Associate Professor of Urology at Bonn University (Germany), and a Fellow of the European Board of Urology (FEBU), next to being a member of several Urologic and Oncologic associations. In his career, he has received many awards and grants including an European Commission FP7 (Marie Curie Fellowship) grant, a grant from the Center for Translational Molecular Medicine (CTMM), numerous awards for best scientific presentations, and the prestigious Maximilian-Nitze-Award of the German Urological Society (DGU) for his work on tumor immune escape.

Dr. Paul Cossum, Executive Vice President of Research and Development

Dr. Paul Cossum has more than 25 years of experience in product development roles in the biotechnology sector. Dr. Cossum has served as ESSA's Executive Vice President of Research and Development since August 2014. In this role, Dr. Cossum is responsible for the oversight of research and development of ESSA's drug candidates. He began his career as a scientist in the Department of Pharmacological Sciences, and then Safety Evaluation, at Genentech. Thereafter followed roles of increasing responsibility at various biotech companies. He was Director of Pre-clinical Development at ISIS Pharmaceuticals, Vice-President of Pre-clinical R&D at Aronex Pharmaceuticals, Executive Vice-President of Development at NewBiotics, and CEO and head of Development at Proacta. The latter two companies were involved in the development of prodrugs for various cancer indications. Most recently he served as President of the Texas BioAlliance, a non-profit organization that supported applicants and awardees of CPRIT with product development expertise. Dr. Cossum received BSc, M. Pharmacy and PhD degrees from the University of Tasmania, Australia, and then completed a post-doctoral fellowship at the Chemical Industry Institute of Toxicology in Research Triangle Park, NC.

Franklin Berger, Director

Franklin Berger spent 12 years in sell-side equity research, most recently as Managing Director, U.S. Equity Research at J.P. Morgan Securities, Inc. (“JPM”) from May 1998 to March 2003. During his five years at as a Managing Director at JPM, he was involved with the issuance of over $12 billion in biotechnology company equity or equity-linked securities. The majority of these transactions were book-run and lead-managed by the JPM biotech team. He was associated with several notable financings in the biotechnology sector including the Genentech Inc. initial public offering, the first large Celgene Corporation financings as well as financings of several large-cap biotechnology companies in their rapid growth phase. His team covered 26 publicly-traded biotechnology companies. Mr. Berger began his career as a sell-side analyst at Josephthal & Co. in 1991, subsequently moving to Salomon Smith Barney in 1997 serving as Director, Equity Research and Senior Biotechnology Analyst. Mr. Berger currently serves on the board of directors of three public biotechnology companies: Five Prime Therapeutics, Inc., Immune Design Corp. and Bellus Health, Inc. Mr. Berger received an AB in International Relations from Johns Hopkins University, a MA in International Economics from Johns Hopkins University for Advanced International Studies and a MBA from Harvard University.

David Parkinson, Director

David Parkinson is a venture partner at New Enterprise Associates. From 2007 until 2012, Dr. Parkinson served as President and CEO of Nodality, a South San Francisco-based biotechnology company. Until 2007 Dr. Parkinson was Senior Vice President, Oncology Research and Development, at Biogen Idec. Prior to joining industry, Dr. Parkinson worked at the National Cancer Institute from 1990 to 1997, serving as Chief of the Investigational Drug Branch, then as Acting Associate Director of the Cancer Therapy Evaluation Program. Dr. Parkinson is a past Chairman of the FDA’s Biologics Advisory Committee. He currently serves as director on the boards of Threshold Pharmaceuticals and Cerulean Pharma Inc., public biopharma companies focused on the discovery and development of anti-cancer drugs. Dr. Parkinson received his medical degree from the University of Toronto. He has held academic positions both at Tufts and at the University of Texas MD Anderson Cancer Center, and has authored over 100 peer-reviewed publications.

B.	Compensation

Executive Compensation

Compensation Discussion and Analysis

For the purposes of this Annual Report, a named executive officer (“NEO”) of the Company, using the definition contained in applicable Canadian securities laws, means each of the following individuals:

(a)	the Chief Executive Officer (“CEO”) of the Company;

(b)	the Chief Financial Officer (“CFO”) of the Company;

(c)	each of the three most highly compensated Executive Officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000. “Executive Officer” means the chairman, and any vice-chairman, president, secretary or any vice-president and any officer of the Company or a subsidiary who performs a policymaking function in respect of the Company; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

Each of Robert W. Rieder, President and CEO, David Wood, CFO, Dr. Frank Perabo, Chief Medical Officer (“CMO”), Dr. Paul Cossum, Executive Vice President of Research and Development (“Executive VP of R&D”), and Dr. Marianne Sadar, Chief Scientific Officer (“CSO”), is an NEO of the Company for purposes of this disclosure.

Compensation Philosophy and Objectives

ESSA’s compensation philosophy for NEOs will be focused on its belief that capable and qualified employees are critical to the Company’s success. Therefore, its compensation plan is designed to attract the very best individuals in each expertise arena and to use salaries and long term incentive compensation in the form of stock options or other suitable long-term incentives to attract and retain such employees. In making its determinations regarding the various elements of executive stock option grants, ESSA will seek to meet the following objectives:

(a)	to attract, retain and motivate talented executives who create and sustain ESSA’s continued success within the context of compensation paid by other companies of comparable size engaged in similar business in appropriate regions;

(b)	to align the interests of the ESSA’s NEO’s with the interests of shareholders of ESSA; and

(c)	to incent extraordinary performance from the Company’s key employees.

Elements of Compensation

Base Salary – The base salary review of any NEO will take into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO. Base salary is not expected to be evaluated against a formal “peer group”. The base salaries for NEOs of ESSA as of the date of this Annual Report are:

NEO	BASE SALARY
Robert Rieder (CEO)	US$340,000/year
David Wood (CFO)	C$260,000*/year
Dr. Frank Perabo (CMO)	US$430,000/year
Dr. Paul Cossum (Executive VP of R&D)	US$280,000/year
Dr. Marianne Sadar (CSO)	C$180,000/year

*	The compensation committee passed a resolution to increase David Wood’s base salary from C$240,000 per year to C$260,000 per year in January 2015.

Performance-Based Cash Bonuses – Cash bonuses are not a normal part of ESSA’s executive compensation. However, the Company may elect to utilize such incentives where the role-related context and competitive environment suggest that such a compensation modality is appropriate. When and if utilized, the amount of cash bonus compensation will normally be paid on the basis of timely achievement of specific pre-agreed milestones. Each milestone will be selected based upon consideration of its impact on shareholder value creation and the ability of the Company to achieve the milestone during a specific interval. The amount of bonus compensation will be determined based upon achievement of the milestone, its importance to the Company’s near and long term goals at the time such bonus is being considered, the bonus compensation awarded to similarly situated executives in similarly situated development-stage life-sciences companies or any other factors the Company may consider appropriate at the time such performance-based bonuses are decided upon. The quantity of bonus will normally be a percentage of base salary not to exceed 100%. However, in exceptional circumstances, the quantity of bonus paid may be connected to the shareholder value creation embodied in the pre-agreed milestones.

The bonuses available to the NEOs as of the date of this Annual Report are:

NEO	BONUS PAYABLE
Robert Rieder (CEO)	Up to 50% of Base Salary
Dr. Marianne Sadar (CSO)	$10,000 per provisional patent application filed

Up to the date of this Annual Report, the Company has generally relied on a flexible and informal approach to executive compensation. Accordingly, the bonus noted above of up to 50% of base salary available to Mr. Rieder was selected based on the Board’s collective agreement regarding an appropriate bonus range and on discussions with Mr. Rieder about his expectations as CEO of the Company.

Stock Options – Stock options are a key compensation element for companies such as ESSA. Because many of the most capable employees in ESSA’s industry work for pharmaceutical companies who can offer attractive cash and bonus compensation and a high level of employment security, stock options represent a compensation element that balances the loss of employment security that such employees must accept when moving to a small development-stage company like ESSA. Stock options are also an important component of aligning the objectives of ESSA employees with those of shareholders. ESSA has issued significant stock options positions to senior employees and lesser amounts to lower-level employees. The precise amount of stock options to be offered was governed by the importance of the role within ESSA, by the competitive environment within which ESSA operates, and by the regulatory limits on stock option grants that cover organizations such as ESSA. This reflects ESSA’s commitment to attracting and retaining world-level expertise to the Company. The stock options granted to the Company’s NEOs as of the date of this Annual Report are:

NEO	OPTIONS
Robert Rieder (CEO)	150,000 Options ($2.00 exercise price per Common Share, expiring December 31, 2019)
David Wood (CFO)	75,000 Options ($0.80 exercise price per Common Share, expiring May 20, 2019) and 200,000 Options ($2.00 exercise price per Common Share, expiring July 30, 2019)
Dr. Frank Perabo (CMO)	500,000 Options ($2.00 exercise price per Common Share, expiring September 8, 2019)
Dr. Paul Cossum (Executive VP of R&D)	400,000 Options ($2.00 exercise price per Common Share, expiring April 14, 2019)
Dr. Marianne Sadar (CSO)	120,000 Options ($0.50 exercise price per Common Share, expiring April 30, 2016) and 300,000 Options ($0.80 exercise price per Common Share, expiring January 31, 2018)

Compensation Risks

In making its compensation-related decisions, the Board carefully considers the risks implicitly or explicitly connected to such decisions. These risks include the risks associated with employing executives who are not world-class in their capabilities and experience, the risk of losing capable but under-compensated executives, and the financial risks connected to the Company’s operations, of which executive compensation is an important part.

In adopting the compensation philosophy described above, the principal risks identified by ESSA are:

•	that the Company will be forced to raise additional funding (causing dilution to shareholders) in order to attract and retain the calibre of executive employees that it seeks; and

•	that the Company will have insufficient funding to achieve its objectives.

After careful consideration of these risks, the Board has adopted the compensation policy described above.

General Equity-Compensation Arrangements

On September 4, 2014, ESSA adopted the Stock Option Plan, which was later amended and restated on May 21, 2015. The Stock Option Plan shall be administered by the Board or, if the Board chooses, by the compensation committee, in accordance with such terms and conditions as the Board may prescribe.

Under the Stock Option Plan, the Board may grant Options to any of ESSA’s or ESSA’s affiliates’ employees, officers, directors or consultants contingent upon such award or its exercise not violating the applicable securities laws or TSX with respect to insiders (for the purposes of this section, the term “insiders” has the meaning given thereto in Part 1—Introduction of the TSX Company Manual). The number of Common Shares that may be reserved for issuance upon exercise of Options is 3,614,014 Common Shares. Of these Commons Shares, no more than 3,000,000 will be available for employees to acquire pursuant to incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States. If there is a change in the Common Shares via a stock dividend, consolidation, subdivision, reclassification or otherwise, the number of Common Shares available under the Stock Option Plan and the terms of any outstanding option award shall be appropriately adjusted. A person can receive grants of no more than 5% of ESSA’s issued and outstanding share capital in any 12 month period, with the exception of a consultant who may not receive grants of more than 2% of ESSA’s issued and outstanding share capital in any 12 month period; and, no more than an aggregate of 2% of ESSA’s issued and outstanding Common Shares may be reserved for issue upon exercise of option grants made to persons engaged in investor relations activities at any one time.

ESSA’s administration of the Stock Option Plan is consistent with the policies and rules of the TSX and the Nasdaq and will comply with such other stock exchanges on which the Common Shares may be listed in the future. Amendments to the terms of previously granted Options are subject to regulatory approval, if required. If required by the TSX, disinterested shareholder approval shall be obtained for any reduction in the option price of a previously granted Option if the optionee is an insider of ESSA at the time of the proposed reduction in the option price.

Subject to the approval of the TSX, the Board may terminate, suspend or amend the terms of the Stock Option Plan, provided, that the Board may not do any of the following without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, approval by the affirmative votes of the holders of a majority of the voting securities of ESSA present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable corporate laws, and, where required, by way of disinterested shareholder approval, or by the written consent of the holders of a majority of the securities of ESSA entitled to vote:

(a)	reduce the exercise price of Options granted to insiders of ESSA (as such term is defined in the Stock Option Plan and includes certain executives and entities with significant influence over the Company’s business) if the holder of such Options is an insider of the Company at the time of such proposed amendment;

(b)	grant to insiders of ESSA, within a 12 month period, number of options exceeding 10% of the Company’s issued Common Shares;

(c)	issue to any one holder of Options, within a 12 month period, number of Common Shares exceeding 5% of the Company’s Common Shares;

(d)	reserve for issuance Common Shares under the Stock Option Plan where such reservation could result in the number of Common Shares granted to insiders of ESSA exceeding 10% of the Company’s issued Common Shares;

(e)	materially modify the requirements as to eligibility for participation in the Stock Option Plan; or

(f)	materially increase the benefits accruing to participants under the Stock Option Plan,

however, the Board may amend the terms of the Stock Option Plan to comply with the requirements of any applicable regulatory authority, or as a result in the changes in the policies of the TSX relating to incentive stock options, without obtaining the approval of shareholders.

In the event ESSA undergoes an amalgamation or merger or certain other transactions specified in the Stock Option Plan, outstanding Options will be adjusted so that the Options shall be converted into the securities, property or cash that the Option holder would have received if the Option was exercised prior to such transaction. Further, upon a change of control, as defined in the Stock Option Plan, all Options will become immediately vested and exercisable in full.

ESSA received approval to list its Common Shares on the TSX on July 28, 2015. The Stock Option Plan contains several provisions which became effective upon the listing of ESSA’s Common Shares on the TSX. Such provisions caused the following principal changes to the Stock Option Plan:

(a)	amend the provisions relating to the number of Common Shares issuable such that:

a.	the maximum number of Common Shares that may be reserved and available for issuance upon exercise of Options will be the greater of:

i.	3,614,014 Common Shares; and

ii.	a rolling number equal to 15% of the total issued and outstanding Common Shares from time to time, subject to a maximum of 5,000,000 Common Shares;

b.	the maximum number of Common Shares that may be reserved and available for issuance under subscription (a)(ii) above will be increased quarterly at the end of each of ESSA’s fiscal quarters beginning with the fiscal quarter beginning on October 1, 2015, by an amount equal to the number of Common Shares issued upon exercise of any Options during such fiscal quarter, provided that the total number of Common Shares reserved and available for issuance does not exceed 15% of ESSA’s issued and outstanding Common Shares; and

c.	any Common Shares subject to an Option that expires or terminates without having been fully exercised may be made the subject of a further Option.

(b)	align the defined terms with the definitions provided in the TSX Company Manual as opposed to the TSX-V policies;

(c)	align the definition of “Insider” and the eligibility and restrictions governing the granting of Options to such persons to the provisions in the TSX Company Manual as opposed to the TSX-V policies;

(d)	align the exercise price provisions such that the exercise price of an Option cannot be less than the “Market Price” as defined in the TSX Company Manual;

(e)	align the amendment provisions such that the amendment provisions are more characteristic of a TSX listed issuer as opposed to a TSX-V listed issuer; and

(f)	provide a net settlement alternative which will provide that, in lieu of exercising an Option by delivery of an exercise notice along with payment of the exercise price, any Option holder may elect to transfer and dispose of a specified number of Options to ESSA in exchange for a number of Common Shares having a fair market value equal to the intrinsic value of such Options disposed of and transferred to ESSA.

NEO Compensation

As of September 30, 2015, ESSA had five NEOs: Robert Rieder, President and CEO and David Wood, CFO, Dr. Frank Perabo, CMO, Paul Cossum, Executive VP & R&D, and Dr. Marianne Sadar, CSO.

Defined Benefits Plans

ESSA currently does not intend to have a defined benefits pension plan.

Defined Contribution Plans

ESSA currently does not intend to have a defined contribution plan.

Deferred Compensation Plans

ESSA currently does not intend to have a deferred compensation plan.

Termination and Change of Control Benefits

Except as described below, there are no contracts, agreements, plans or arrangements that provide for payments to a NEO at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or its subsidiary or a change in a NEO’s responsibilities (excluding perquisites and other personal benefits if the aggregate of this compensation is less than $50,000).

The Company has entered into employment agreements with certain NEOs, which provide for certain rights upon termination of employment or a change of control of ESSA. ESSA believes that these provisions of the NEO employment agreements are reasonable in the context of similar-sized biopharmaceutical companies. The Company expects to offer similar provisions to executive-level employees in the future.

Specific termination and change-of-control provisions of each NEO include:

For Robert Rieder:

•	A payment to the employee of one year of base salary upon termination without cause, increasing to two years if the termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. Had Mr. Rieder’s employment been terminated without cause on September 30, 2015, he would have received US$340,000. Had Mr. Rieder’s employment been terminated without cause after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination, he would have received US$680,000.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Mr. Rieder held 150,000 options as of the date of this Annual Report.

For David Wood:

•	A payment to the employee of up to one year of base salary for termination without cause, whether or not the termination was caused by a change of control event. Had Mr. Wood been terminated without cause on September 30, 2015, whether or not the termination was caused by a change of control event, he would have received up to C$260,000.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Mr. Wood held 275,000 options as of the date of this Annual Report.

For Dr. Frank Perabo:

•	A payment to the employee of up to one year of base salary for termination without cause, whether or not the termination was caused by a change of control event. Had Dr. Perabo been terminated without cause on September 30, 2015, he would have received US$215,000. If there is a change of control, and continuing employment is not offered, Dr. Perabo will receive one year of base salary.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Dr. Perabo held 500,000 options as of the date of this Annual Report.

For Dr. Paul Cossum:

•	A payment to the employee of up to one year of base salary for termination without cause, whether or not the termination was caused by a change of control event. Had Dr. Cossum been terminated without cause on September 30, 2015, he would have received up to US$140,000. If there is a change of control, and continuing employment is not offered, Dr. Cossum will receive one year of base salary.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Dr. Cossum held 400,000 options as of the date of this Annual Report.

For Dr. Marianne Sadar:

•	None

Summary Compensation Table

ESSA's key management personnel include Robert Rieder, the Chief Executive Officer, David Wood, Chief Financial Officer, Dr. Frank Perabo, Chief Medical Officer, Dr. Paul Cossum, Executive VP of Research and Development, Dr. Marianne Sadar, Chief Scientific Officer and Director, and Dr. Raymond Andersen, Chief Technology Officer and Director. Compensation paid to key management personnel are as follows:

	YEAR ENDED	YEAR ENDED	NINE MONTHS ENDED
(C$)	SEPTEMBER 30, 2015	SEPTEMBER 30, 2014	SEPTEMBER 30, 2013

Salaries and consulting fees	2,349,727	476,559	180,000

Share-based payments	1,311,458	140,184	212,385

Total compensation	3,661,185	616,743	392,385

Director Compensation

On January 1, 2015, ESSA adopted a compensation plan for independent members of the Board. Pursuant to this compensation plan, both cash payments and Options will be offered to independent directors. Each independent director will receive a retainer of $25,000 per annum. In addition, the Chair of the Board will receive a premium of $25,000 per annum and the Chair of each sub-committee will receive a premium of $10,000 per annum. Independent directors will also be paid a cash fee of $1,500 per in-person meeting, and $1,000 per teleconference meeting, $1,000 per sub-committee meeting, and receive an Option grant of 50,000 Options, with 20,000 Options vesting upon appointment to the Board, 15,000 vesting on the first anniversary of the grant and the remainder vesting on the second anniversary of the grant. Directors who are ESSA’s officers, employees or consultants will receive no compensation under the terms of this compensation plan.

Incentive Plan Awards Outstanding

As at September 30, 2015, the end of the Company’s last fiscal year, non-NEO directors held 295,000 Options in the Company. During the fiscal year ended September 30, 2015, 100,000 Options were granted to non-NEO directors, resulting in $402,164 vested or earned in the year ended September 30, 2015.

Options to Purchase Securities

As at the date of this Annual Report, 3,493,519 outstanding options to acquire Common Shares (the “Options”) are held by directors, consultants, employees and executive officers of the Company. Of these Options, 261,000 are exercisable at a price of $0.50 per Common Share, 1,118,300 are exercisable at a price of $0.80 per Common Share, 1,899,219 are exercisable at a price of $2.00 per Common Share, 10,000 are exercisable at a price of $4.65 per Common Share, 10,000 are exercisable at a price of $5.15 per Common Share, 50,000 are exercisable at a price of $5.35 per Common Share, 20,000 are exercisable at a price of $7.26 per Common Share, 10,000 are exercisable at a price of $8.90 per Common Share, 60,000 are exercisable at a price of $9.10 per Common Share, and 55,000 are exercisable at a price of $14.90 per Common Share. The table below summarizes the 3,493,519 Options outstanding as at the date of this Annual Report.

Class of Optionee (Number)	Number of Common Share Options Held		Exercise Price ($)	Expiry Date
Dr. Marianne Sadar	120,000	(1)	$0.50/Common Share	April 30, 2016
Chief Scientific Officer	300,000	(2)	$0.80/Common Share	January 31, 2018

Dr. Raymond Andersen	120,000	(1)	$0.50/Common Share	April 30, 2016
Chief Technical Officer	300,000	(2)	$0.80/Common Share	January 31, 2018

Jennifer Hamilton	21,000	(3)	$0.50/Common Share	July 27, 2016
Consultant	15,300	(3)	$0.80/Common Share	October 21, 2017

Dr. Roger Ulrich Consultant	50,000	(4)	$0.80/Common Share	November 20, 2017

Dr. Jim Bristol Consultant	50,000	(4)	$0.80/Common Share	November 20, 2017

Kim Hewitt	3,500	(3)	$0.80/Common Share	June 1, 2017
Consultant	6,500	(5)	$0.80/Common Share	May 20, 2019

Dr. Oreola Donini former VP of R&D	36,000	(7)	$0.80/Common Share	June 1, 2017

Bloom Burton & Co. Inc.	529,219	(8)	$2.00/Common Share	The later of October 24, 2019 or 48 months from the date the Company becomes a reporting issuer on a recognized stock exchange.

Dr. Paul Cossum Exec. VP of Research	400,000	(9)	$2.00/Common Share	April 14, 2019

Dr. Stephen Plymate Consultant	50,000	(10)	$0.80/Common Share	July 1, 2018

Gary Sollis Director	120,000	(11)	$0.80/Common Share	May 20, 2019

Kally Singh Consultant	25,000	(5)	$0.80/Common Share	May 20, 2019

David Wood	75,000	(6)	$0.80/Common Share	May 20, 2019
Chief Financial Officer	200,000	(12)	$2.00/Common Share	July 30, 2019

Richard Glickman Chairman	75,000	(13)	$0.80/Common Share	May 20, 2019

Daisy Wong Consultant	12,000	(5)	$0.80/Common Share	May 20, 2019

Dr. Frank Perabo Chief Medical Officer	500,000	(14)	$2.00/Common Share	September 8, 2019

Robert Rieder Chief Executive Officer	150,000	(15)	$2.00/Common Share	December 31, 2019

Class of Optionee (Number)	Number of Common Share Options Held		Exercise Price ($)	Expiry Date
Sequoia Partners Inc.	50,000	(16)	$2.00/Common Share	December 18, 2019

Sectorspeak	20,000	(17)	$2.00/Common Share	December 18, 2019

James Goebel	20,000	(18)	$2.00/Common Share	October 14, 2019
	10,000	(27)	$8.90/Common Share	August 6, 2025

Chandtip Chandhasin	10,000	(19)	$2.00/Common Share	November 23, 2019

Nkengyal Barber	10,000	(20)	$2.00/Common Share	November 23, 2019

Leah Dimascio	10,000	(21)	$2.00/Common Share	December 2, 2019

Terry Schuenemeyer	10,000	(22)	$4.65/Common Share	February 3, 2020

Erin Rudsinski	10,000	(23)	$5.15/Common Share	March 3, 2020

Franklin Berger	50,000	(24)	$5.35/Common Share	March 5, 2025

Erica Osborne	5,000	(25)	$14.90/Common Share	June 23, 2020

David Parkinson	50,000	(26)	$14.90/Common Share	June 23, 2020

Loleta Harris	10,000	(28)	$9.10/Common Share	September 9, 2025

Steve Pondell	50,000	(28)	$9.10/Common Share	September 9, 2025

Neil Thapar	20,000	(29)	$7.26/Common Share	November 6, 2019

(1)	These Options vested in equal monthly installments of 10,000 Options per month with the first installment of Options vesting on May 31, 2011.

(2)	These Options vest in equal monthly installments of 12,500 Options per month with the first installment of Options vesting on February 28, 2013.

(3)	These Options vested immediately.

(4)	These Options vested according to the following schedule: (1) 10,000 Options vest immediately on November 20, 2012; (2) 10,000 Options vest every three months after the anniversary date of the grant. All remaining Options will vest immediately upon any of the following events: (1) completion of a venture capital financing; (2) execution of a partnership agreement; (3) successful filing of IND application with the FDA.

(5)	These Options vest according to the following schedule: 20% on May 21, 2014; 20% in four equal monthly installments on the anniversary date of the grant.

(6)	These Options vest according to the following schedule: 20% on May 21, 2014; 20% in four equal monthly installments on the anniversary date of the grant.

(7)	These Options vested in equal monthly installments of 5,000 Options per month with the first installment of Options vesting on June 1, 2012.

(8)	100% of these Options vest 12 months from the date the Company becomes a reporting issuer on a recognized stock exchange.

(9)	These Options vest according to the following schedule: 10,000 options vest each month for the first 24 months of employment starting April 15, 2014. The remaining Options vest upon the following events: (1) 100,000 Options upon filing a successful IND; (2) 60,000 Options upon filing a successful IND application prior to February 28, 2015; and (3) all unvested Options vest upon completion of a sale of the Company. Vested Options will automatically expire one year after the optionee elects to terminate employment with the Company for any reason.

(10)	These Options vest according to the following schedule: (1) 20% on July 1, 2013; (2) 20% in four equal monthly installments on the anniversary date of the grant.

(11)	These Options vested in equal quarterly installments of 10,000 Options per quarter with the first installment of Options vesting on April 1, 2013.

(12)	These Options vest according to the following schedule: (1) 20% on July 30, 2014; (2) 20% in four equal monthly installments on the anniversary date of the grant.

(13)	These Options vest according to the following schedule: (1) 25% on May 21, 2014; (2) 25% in three equal monthly installments on the anniversary date of the grant.

(14)	These Options were granted pursuant to the terms of the Stock Option Plan and vest in equal monthly installments of 10,000 Options per month for 36 months with the first installment of Options vesting on September 8, 2014. The remaining Options vest upon the following events: (1) 40,000 Options upon dosing the first patient in a Phase 1/2 clinical trial; (2) 50,000 Options upon dosing such patient prior to July 31, 2015; (3) 50,000 Options upon completing enrollment for such study prior to September 30, 2017; and (4) all unvested Options vest upon completion of a sale of the Company. Vested Options will automatically expire one year after the optionee elects to terminate employment with the Company.

(15)	These Options vest according to the following schedule: 25% on December 31, 2014; and 25% in three equal annual installments beginning on December 31, 2015.

(16)	These Options vest according to the following schedule: 10,000 Options on December 19, 2014; 10,000 Options three months after December 19, 2014; and 10,000 Options every three months thereafter.

(17)	These Options vest according to the following schedule: 10,000 Options on December 19, 2014; 10,000 Options three months after December 19, 2014; and 10,000 Options every three months thereafter.

(18)	These Options vest according to the following schedule: 20% on December 19, 2014; and 20% in four equal annual installments beginning on October 15, 2015.

(19)	These Options vest according to the following schedule: 20% on December 19, 2014; and 20% in four equal annual installments beginning on November 24, 2015.

(20)	These Options vest according to the following schedule: 20% on December 19, 2014; and 20% in four equal annual installments beginning on November 24, 2015.

(21)	These Options vest according to the following schedule: 20% on December 19, 2014; and 20% in four equal annual installments beginning on December 3, 2015.

(22)	The Options vest according to the following schedule: 20% on February 23, 2015; and 20% in four equal annual installments beginning February 3, 2016.

(23)	The Options vest according to the following schedule: 20% on March 2, 2015; and 20% in four equal annual installments beginning March 2, 2016.

(24)	The Options vest according to the following schedule: 20,000 on March 5, 2015; 15,000 on March 5, 2016; and 15,000 on March 5, 2017.

(25)	These Options vest according to the following schedule: 20% on June 23, 2015; and 20% in four equal installments beginning June 23, 2016.

(26)	The Options vest according to the following schedule: 20,000 on June 23, 2015; 15,000 on June 23, 2016; and 15,000 on June 23, 2017.

(27)	The Options vest according to the following schedule: 5,000 on August 6, 2015 and 5,000 on August 6, 2016.

(28)	These Options vest according to the following schedule: 20% on September 9, 2015; and 20% in four equal installments beginning September 9, 2016.

(29)	These Options vest according to the following schedule: 20% on November 6, 2015; and 20% in four equal installments beginning November 6, 2016.

C.	Board Practices

Item 6.A., “Directors, Senior Management and Employees – Directors and Senior Management” above sets out each directors’ and officers’ date of expiration of their current term of office, as applicable, and the period during which such person has served in that office.

For specific termination and change-of-control provisions for the Company’s two NEO’s, Robert Rieder and David Wood, see Item 6.B “Compensation.”

For specific termination and change-of-control provisions as of the date of this Annual Report for Dr. Paul Cossum and Dr. Frank Perabo see Item 6.B “Compensation.”

As of the date of this Annual Report, Richard Glickman, Gary Sollis, Dr. Marianne Sadar, Dr. Raymond Andersen, Franklin Berger, Dr. Frank Perabo and David Parkinson are not engaged in a contract providing for benefits upon termination of employment with the Company.

Audit Committee

The audit committee of the Board (the “Audit Committee”) is comprised of Franklin Berger (chair), Richard Glickman, and Gary Sollis, all of whom are “financially literate” as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the rules of the Nasdaq. Each member of the Audit Committee is considered independent pursuant to NI 52-110, Rule 10A-3 under the U.S. Exchange Act and the rules of the Nasdaq. Dr. Glickman served as the Audit Committee’s financial expert for the 2015 fiscal year. Franklin Berger will serve as the Audit Committee’s financial expert for the 2016 fiscal year. A description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member may be found above under the heading “Directors, Senior Management and Employees – Directors and Senior Management”.

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the financial management and the Auditor. The Audit Committee also reviews the annual audited financial statements and makes recommendations to the board. A copy of the Audit Committee’s charter is set out below.

Audit Committee Charter

I.	Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditor and to assist the Board in fulfilling its oversight responsibilities with respect to the financial statements and other financial information provided by the Company to its shareholders and others.

II.	Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange requests and any other regulatory requirements applicable to the Audit Committee of the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

IV.	Responsibilities

(1)	The Committee shall recommend to the Board:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the external auditor.

(2)	The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3)	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

(4)	The Committee must review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)	The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)	The Committee must establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

V.	Authority

The Committee shall have the following authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any auditor or tax advisors employed by the Committee, and

(c)	to communicate directly with the external auditor.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Company’s Board.

Pre-Approval Policies and Procedures

The Audit Committee has the authority and responsibility for pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the external auditor or the external auditor of the Company’s subsidiary entities, unless such pre-approval is otherwise appropriately delegated or if appropriate specific policies and procedures for the engagement of non-audit services have been adopted by the Audit Committee.

External Auditor Service Fees by Category

The aggregate fees billed by the Company’s external auditor in each of the last three fiscal years for audit fees are set out in the table below. In the table, “Audit Fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-Related Fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax Fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories. All amounts in the table are expressed in Canadian dollars.

Financial Year Ending	Audit Fees	Audit- Related Fees		Tax Fees		All Other Fees
September 30, 2015	$45,000	$	nil	$	nil	$	nil
September 30, 2014	$32,000	$	nil	$	nil	$	nil
September 30, 2013	$15,000	$	nil	$	nil	$	nil
December 31, 2012	$15,000	$	nil	$	nil	$	nil

Compensation Committee

Prior to December 19, 2014, compensation matters were determined by the entire Board. At a meeting held on December 19, 2014, the Board formed a Compensation Committee. The Compensation Committee is comprised of Gary Sollis (chair), Richard Glickman and Franklin Berger. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee. All of ESSA’s compensation committee members meet these heightened standards. The Compensation Committee is responsible for reviewing the compensation plans and severance arrangements for management, to ensure they are commensurate with comparable companies. Factors that are taken into consideration when making compensation decisions include:

•	the financial resources available or expected to be available to the Company;

•	comparative compensations levels for companies of ESSA’s size in the biopharmaceutical industry;

•	the capabilities of individual contributors to the Company’s success;

•	the reasonable compensation expectations of the individual contributor; and

•	relative equity with other ESSA contributors.

Statement of Corporate Governance Practices

On June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”), came into force. The Guidelines address matters such as the constitution of and the functions to be performed by the Board. NI 58-101 requires that the Company disclose its approach to corporate governance with reference to the Guidelines. The Board is committed to ensuring that the Company has an effective corporate governance system, which adds value and assists the Company in achieving its objectives.

The Company’s approach to corporate governance is set forth below.

Mandate of the Board

The Board assumes responsibility for the stewardship of the Company and the creation of shareholder value. The Board is responsible for:

(a)	ensuring that management develops and implements a strategic plan that takes into account market realities and regulatory compliance;

(b)	upholding a comprehensive policy for communications with shareholders and the public at large;

(c)	developing and formalizing the responsibilities for each member of the board, including the responsibilities of the CEO vis-à-vis corporate objectives;

(d)	ensuring that the risk management of ESSA is prudently addressed; and

(e)	overseeing succession planning for management.

The frequency of meetings of the Board and the nature of agenda items may change from year to year depending upon the activities of ESSA. However, the Board meets at least quarterly and at each meeting there is a review of the business of ESSA.

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board being held to obtain an update on significant corporate activities and plans, both with and without members of the Company’s management being in attendance. Further, the independent directors of the Board hold, at a minimum, two meetings annually without the presence of non-independent directors.

Composition of the Board

The Board is composed of seven directors, four of whom qualify as independent directors. For this purpose, a director is independent if he or she has no direct or indirect “material relationship” with ESSA. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. An individual who has been an employee or executive officer of the Company within the last three years is considered to have a material relationship with the Company.

Of the directors, Franklin Berger, Richard Glickman, Gary Sollis and David Parkinson are considered independent under Rule 5605(a)(2) of the Nasdaq listing standards. Three directors: (i) Robert Rieder, President and Chief Executive Officer of the Company; (ii) Dr. Marianne Sadar, Chief Scientific Officer of the Company; and (iii) Dr. Raymond Andersen, Secretary and Chief Technical Officer of the Company are considered not independent. The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board. The Board believes that management is effectively supervised by the three independent directors, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management not represented on the Board.

Directorships

Currently, the following directors serve on the following boards of directors of other public companies:

DIRECTOR	PUBLIC CORPORATION BOARD MEMBERSHIP
Richard Glickman	Cardiome Pharma Corp., Aurinia Pharmaceuticals Corp.
Franklin Berger	Five Prime Therapeutics, Inc., Immune Design Corp., Bellus Health, Inc.
David Parkinson	Threshold Pharmaceuticals, Inc., Cerulean Pharma Inc.

Orientation and Education

ESSA will provide new directors with copies of relevant financial, technical and other information regarding its R&D programs. Board members are also encouraged to communicate with management and the Auditor and, to keep themselves current with industry trends and developments. Board members have full access to the Company’s records.

Ethical Business Conduct

ESSA has adopted a Code of Business Conduct applicable to all of its directors and employees, including its Chief Executive Officer and Chief Financial Officer, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under National Instrument NI 58-101. The objective of the Code of Conduct is to (i) emphasize ESSA’s commitment to ethics and compliance with the laws, (ii) set forth basic standards of ethical and legal behavior, (iii) provide reporting mechanisms for known or suspected ethical or legal violations and (iv) help prevent and detect wrongdoing. The full text of the Code of Business Conduct is posted on ESSA’s website at www.essapharma.com. Information contained on, or that can be accessed through, the Company’s website does not constitute a part of this and is not incorporated by reference herein. If ESSA makes any amendment to the Code of Business Conduct or grants any waivers, including any implicit waiver, from a provision of the code of conduct, ESSA will disclose the nature of such amendment or waiver on its website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, ESSA will disclose such waiver or amendment on its website in accordance with the requirements of Instruction 4 to such Item 16B.

Nomination of Directors

ESSA has adopted a director nomination policy to ensure that it identifies nominees for the Board in compliance with applicable securities laws and regulations and exchange requirements.

Director nominees will be recommended for the Board’s selection by a minimum of three Independent Directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate. The term “independent director” has the meaning given to such term in the listing standards of the Nasdaq. In making nominee recommendations, such independent directors will consider:

(a)	the competencies and skills considered necessary for the Board as a whole to possess;

(b)	the competencies and skills that each existing director possesses;

(c)	the competencies and skills each new nominee will bring to the Board; and

(d)	whether the nominee will be an independent director.

In addition, such independent directors will consider whether each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

Assessments

The Board and each individual director will be regularly assessed regarding his or its effectiveness and contribution. The assessment will consider and take into account:

•	in the case of the Board, its mandate and charter; and

•	in the case of an individual director, the competencies and skills each individual director is expected to possess.

D. Employees

As of the date of this Annual Report, ESSA has a total of 23 employees and consultants on a full-time or part-time basis. ESSA has in the past, and may in the future, retain additional expert consultants on an ad-hoc basis if required in connection with the Company’s development program. None of ESSA’s employees are represented by a union. The following table sets forth the total number of ESSA’s employees at September 30, 2015, 2014 and 2013, respectively, and a breakdown of persons employed by category of activity and geographic location for the corresponding periods.

	September 30, 2015	September 30, 2014	September 30, 2013
Employees and consultants by category of activity:
Management	6	4	—
Administration	7	—	—
Research	10	1	—
Total Number of Employees and Consultants	23	5	0
Employees and consultants by geographic location:
Canada	9	2	—
United States	14	3	—
Total Number of Employees and Consultants	23	5	0

E.	Share Ownership

As at the date of this Annual Report, as a group, the Company’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over 11,570,286 Common Shares being 51.13% of the 22,630,047 Common Shares issued and outstanding.

The following table states the number of Common Shares beneficially owned by each person, directly or indirectly, or over which each person exercised control or direction as at December 11, 2015. The persons listed below are deemed to be the beneficial owners of Common Shares underlying stock options that are exercisable within 60 days from the above date.

Name of Beneficial Owner	Common Shares(1)	Percent of Common Shares(2)
Robert W. Rieder	2,611,150	10.33%
Richard M. Glickman	812,500	3.21%
Dr. Marianne Sadar	3,573,000	14.13%
Dr. Raymond Andersen	3,570,000	14.12%
Gary Sollis	110,000	0.43%
David Wood	110,000	0.43%
Dr. Frank Perabo	170,000	0.67%
Dr. Paul Cossum	210,000	0.83%
Franklin Berger	383,636	1.52%
David Parkinson	20,000	0.08%

(1)	These numbers include Common Shares underlying stock options that are exercisable within 60 days from December 11, 2015.

(2)	Based on an aggregate total of 25,289,316 Common Shares, being the 22,630,047 Common Shares issued and outstanding as at December 11, 2015 plus the 2,659,269 Common Shares underlying stock options that are exercisable within 60 days from December 11, 2015.

Item 6.B., “Directors, Senior Management and Employees – Compensation” above sets out information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table shows the name and information about ESSA’s voting securities owned by each person or company which, as at December 11, 2015, owned of record, or which, to ESSA’s knowledge, owned beneficially, directly or indirectly, more than 5% of any class or series of the Company’s voting securities:

Name	Number and Type of Securities	Type of Ownership	Percentage of Class(1)	Percentage of Class on a Diluted Basis(2)
Dr. Marianne Sadar	3,153,000 Common Shares	Beneficial	13.93%	11.94%
Dr. Raymond Andersen	3,150,000 Common Shares	Beneficial	13.92%	11.93%
Robert Rieder	2,536,150 Common Shares	Beneficial	11.21%	9.60%
Deerfield Funds	1,818,182 Common Shares	Beneficial	8.03%	6.89%

(1)	Based on 22,630,047 outstanding Common Shares as of December 11, 2015.

(2)	Based on 26,405,279 outstanding Common Shares on a fully diluted basis as of December 11, 2015, assuming the exercise of all outstanding 3,493,519 Options, 25,000 Bloom Burton Warrants, and 256,713 Broker Warrants, each on a one to one basis. Assuming the exercise of all outstanding 3,493,519 Options, 25,000 Bloom Burton Warrants, and 256,713 Broker Warrants on a one to one basis, there will be 26,405,279 outstanding Common Shares on a fully diluted basis and accordingly, the percentage of class on a fully diluted basis would be (i) for Dr. Sadar, 11.94%, (ii) for Dr. Andersen 11.93% and (iii) for Mr. Rieder 9.60%.

No major shareholders have different voting rights.

The information in the table above was supplied by Computershare Trust Company of Canada, the Company’s registrar and transfer agent, and by the individuals themselves.

As of December 11, 2015, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

Location:	Number of registered shareholders of record	Number of Common Shares	Percentage of total Common Shares
Canada	63	17,927,187	79.75%
United States	14	4,594,407	17.72%
Other	2	108,453	0.48%
Total	100%	100%	100%

The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. The Company is not aware of any arrangement, the operation of which may result in a change of control of the Company.

B.	Related Party Transactions

In addition to the compensation arrangements discussed under Item 6.B “Compensation,” the following is a description of the material terms of those transactions with related parties to which ESSA is a party and which it is required to disclose pursuant to the disclosure rules of the SEC and the British Columbia Securities Commission.

Agreements with Directors and Officers

Indemnity Agreements

ESSA has entered into indemnity agreements with its directors and certain officers which provide, among other things, that it will indemnify him or her to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of his or her actions in the exercise of his or her duties as a director or officer.

Employment Agreements

ESSA has entered into employment agreements with Robert Rieder, Chief Executive Officer, and David Wood, Chief Financial Officer. Terms of employment for Dr. Frank Perabo, Chief Medical Officer, and Dr. Paul Cossum are as stated in letter agreements, Executive Vice President of Research and Development. For more information regarding certain of these agreements, see “Compensation” in Item 6.B of this Annual Report.

Consulting Agreements

ESSA has entered into consulting agreements with Dr. Marianne Sadar, Chief Scientific Officer, and Dr. Raymond Andersen, Chief Technical Officer. The specific provisions of each consulting agreement include:

For Dr. Marianne Sadar:

•	The term of this consulting agreement expires on January 31, 2018 and may be extended for additional periods of one year each by mutual written agreement between the parties.
•	An annual fee to the consultant of $180,000 per year shall be paid in equal monthly installments of $15,000 throughout the term of the agreement.
•	In connection with consulting services performed, on February 1, 2013 Dr. Sadar received options to purchase 300,000 Common Shares at an exercise price of $0.80 per share. Such options vest monthly in 24 equal installments of 12,500 Common Shares. Any unvested options will vest immediately upon the closing of this offering. In addition, on May 1, 2011 ESSA granted Dr. Sadar options to purchase 120,000 Common Shares at an exercise price of $0.50 per share. Such options vest monthly in 12 equal installments of 10,000 shares and vested options shall be exercisable any time and from time to time until April 30, 2016.
•	Dr. Sadar shall receive a one-time bonus within 10 days of us reaching certain significant milestones described within the consulting agreement.
•	At all times during the term of the consulting agreement, and for a period of 12 months thereafter, Dr. Sadar will be restricted from competing against us.

For Dr. Raymond Andersen:

•	The term of this consulting agreement expires on January 31, 2018 and may be extended for additional periods of one year each by mutual written agreement between the parties.
•	An annual fee to the consultant of $120,000 per year shall be paid in equal monthly installments of $10,000 throughout the term of the agreement.

•	In connection with consulting services performed, on February 1, 2013 Dr. Andersen received options to purchase 300,000 Common Shares at an exercise price of $0.80 per share. Such options vest monthly in 24 equal installments of 12,500 Common Shares. Any unvested options will vest immediately upon the closing of this offering. In addition, on May 1, 2011 ESSA granted Dr. Andersen options to purchase 120,000 Common Shares at an exercise price of $0.50 per share. Such options vest monthly in 12 equal installments of 10,000 shares and vested options shall be exercisable any time and from time to time until April 30, 2016.
•	Dr. Andersen shall receive a one-time bonus within 10 days of us reaching certain significant milestones described within the consulting agreement.

At all times during the term of the consulting agreement, and for a period of 12 months thereafter, Dr. Andersen will be restricted from competing against ESSA.

Equity Awards

Since ESSA's inception, it has granted equity awards to certain of its directors and officers. ESSA describes its equity plans under “Executive Compensation” in Item 6 of this Annual Report

Included in accounts payable and accrued liabilities at September 30, 2015 is $109,982 (compared to $24,331 on September 30, 2014) due to related parties with respect to the transactions described under “Executive Compensation” in Item 6 of this Annual Report and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Included in accounts payable and accrued liabilities at September 30, 2014 is $24,331 (compared to $2,509 on September 30, 2013) due to related parties with respect to the transactions described under “Executive Compensation” in Item 6 of this Annual Report and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Indebtedness of Directors, Executive Officers and Employees

None of ESSA's directors, executive officers, employees, former directors, former executive officers or former employees, and none of their associates, is indebted to ESSA or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by ESSA, except for routine indebtedness as defined under applicable securities legislation.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The Company’s audited consolidated financial statements as at and for the year ended September 30, 2015, as at and for the year ended September 30, 2014, as at and for the nine months ended September 30, 2013 and as at and for the year ended December 31, 2012, as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The audit report of Davidson & Company LLP is included herein immediately preceding the consolidated financial statements and schedules.

Legal Proceedings

From time to time, ESSA may become involved in legal or regulatory proceedings arising in the ordinary course of business. ESSA is not currently a party to any material litigation or regulatory proceeding and it is not aware of any pending or threatened litigation or regulatory proceeding against it that could have a material adverse effect on its business, operating results, financial condition or cash flows.

Dividend Policy

ESSA has never declared or paid any dividends on its securities. ESSA does not have any present intention to pay cash dividends on its Common Shares and it does not anticipate paying any cash dividends on its Common Shares in the foreseeable future. ESSA currently intends to invest its future earnings, if any, to fund its growth. However, any future determination as to the declaration and payment of dividends will be at the discretion of ESSA's board of directors and will depend on its financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors its board of directors may deem relevant.

B.	Significant Changes

Other than the 2014 Special Warrant Financing and the 2015 Special Warrant Financing, there have been no significant changes in the Company’s financial condition since the most recent consolidated financial statements for the fiscal year ended September 30, 2014. See “Summary Corporate History and Intercorporate Relationships” in Item 4 of this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

As at the date of this Annual Report, the Company had 22,630,047 Common Shares outstanding. On January 27, 2015, the Common Shares began trading on the TSX-V under the symbol “EPI”. On July 28, 2015, ESSA delisted from the TSX-V and began trading its Common Shares on the TSX under the same symbol, “EPI”. On July 9, 2015, the Common Shares began trading on the Nasdaq under the symbol “EPIX”.

Using information from published sources, the following information shows the high and low trading values of ESSA’s Common Shares for the periods indicated:

NASDAQ (“EPIX”)

For the month ended	High ($)	Low ($)	Volume
October 31, 2015	7	5.85	25,812
September 30, 2015	7	5.75	36,716
August 31, 2015	7.75	4.85	21,143
July 31, 2015(1)	11.69	6.95	47,494

TSX (“EPI”)

For the month ended	High ($)	Low ($)	Volume
October 31, 2015	9.10	7.26	97,480
September 30, 2015	9.50	7.11	180,539
August 31, 2015	9.98	6.41	276,909
July 31, 2015(2)	10.89	9.35	23,721

TSX-V (“EPI”)

For the quarter ended	High ($)	Low ($)	Volume
June 30, 2015	15.40	7.30	1,906,445

For the month ended	High ($)	Low ($)	Volume
July 31, 2015(3)	14.10	8.97	290,586
June 30, 2015	15.40	9.25	754,231
May 31, 2015	9.50	8.48	363,829

(1)	The Company listed on the Nasdaq on July 9, 2015. As such, the above data relates to trading information from July 9, 2015 to July 31, 2015.

(2)	The Company listed on the TSX on July 28, 2015. As such, the above data relates to trading information from July 28, 2015 to July 31, 2015.

(3)	The Company delisted from the TSX-V on July 28, 2015. As such, the above data relates to trading information from July 1, 2015 to July 27, 2015.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s Common Shares are listed on the Nasdaq under the symbol “EPIX”. The Company’s Common Shares commenced trading on the TSX under the symbol “EPI” on July 28, 2015, while the Company’s Common Shares were concurrently delisted from the TSX-V. The Company’s Common Shares trade in U.S. dollars on the Nasdaq and in Canadian dollars on the TSX. On December 11, 2015, the closing price of the Company’s Common Shares on the TSX and the Nasdaq was $6.50 and US$4.89, respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Company incorporates by reference into this Annual Report the information contained in the Company’s registration statement on Form 20-F (File No. 377-00939) originally filed with the SEC on February 24, 2015, as amended.

C.	Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by ESSA within two years immediately preceding this Annual Report that are still in effect, which may be regarded as material, are as follows:

1.	Cancer Research Grant Contract between CPRIT and the Company dated July 9, 2014.

2.	License Agreement between the BC Cancer Agency, UBC and the Company dated December 22, 2010, as amended on February 10, 2011 and May 27, 2014.

3.	2014 Agency Agreement between the Company and Haywood Securities Inc. dated October 22, 2014.

4.	2015 Agency Agreement between the Company and Bloom Burton & Co. Limited dated January 16, 2015.

5.	2014 Special Warrant Indenture between the Company and the Special Warrant Agent dated October 22, 2014.

6.	2015 Special Warrant Indenture between the Company and the Special Warrant Agent dated January 16, 2015.

7.	Lease for 7505 South Main Street, Houston, Texas, United States dated August 25, 2014.

8.	Sublease for 2130 West Holcombe Boulevard, Houston, Texas, United States dated April 7, 2015.

9.	Employment Agreement for Robert W. Rieder.

10.	Employment Agreement for David Wood.

D.	Exchange Controls

The Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the Common Shares. There are no limitations under the laws of Canada or by the charter or other constituent documents of the Company, except the Investment Canada Act which may require review and approval by the Minister of Industry (Canada) of certain acquisition of control of the Company by non-Canadians. The threshold for acquisitions of control is generally defined as being one-third or more of ESSA’s voting shares. If the investment is potentially injurious to national security it may be subject to review under the Investment Canada Act notwithstanding the percentage interest acquired or amount of the investment. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

U.S. Federal Income Tax Considerations

The following is a summary of the anticipated U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the acquisition, ownership and disposition of Common Shares. This summary addresses only holders who acquire and hold Common Shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder (as defined below) as a result of the acquisition, ownership and disposition of Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds the Common Shares, persons that will own, or will have owned, directly, indirectly or constructively 10% or more (by vote or value) of ESSA’s stock, persons that hold the common shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders (as defined below) should consult their own tax advisers regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this summary, a “U.S. Holder” is a beneficial owner of Common Shares who, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Common Shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the acquisition, ownership and disposition of Common Shares.

Taxation of Common Shares

Distributions on Common Shares

In general, subject to the passive foreign investment company rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The Company does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the passive foreign investment company rules discussed below, distributions on Common Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Common Shares exchanged therefor. Subject to the passive foreign investment company rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

A foreign corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties, and certain gains. Interest, dividends, rents and royalties received from a related person (within the meaning of the PFIC rules) are excluded from passive income to the extent such payments are properly allocable to the active income of such related person. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Company believes that it was not classified as a PFIC for the taxable year ending September 30, 2015, and the Company believes it will not be classified as a PFIC for the current taxable year and in future taxable years. However, the Company’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If the Company is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of the Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any of its subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the Company.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC. Consequently, if the Company is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the Company as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF election with respect to the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

If the Company determines that it, and any subsidiary in which the Company owns, directly or indirectly, more than 50% of such subsidiary’s total aggregate voting power, is likely a PFIC in any taxable year, the Company intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to the Company and any such subsidiary for such taxable year. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Company and any Subsidiary PFIC.

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF election is made. It is recommended that, if the Company were to be classified as a PFIC, a U.S. Holder make a QEF election with respect to the Company and any Subsidiary PFIC.

Alternatively, if the Company were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case the Company is classified as a PFIC in any taxable year.

During any taxable year in which the Company or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of Common Shares.

Certain Material Canadian Federal Income Tax Considerations

The following is a summary, as of today’s date, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) that generally apply to an investor who acquires Common Shares, who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length, and is not affiliated with ESSA and who acquires and holds ESSA’s Common Shares, as capital property (a “Holder”). Generally, Common Shares will be considered to be capital property to a Holder provided that the Holder does not use Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Canada-United States Income Tax Convention (1980) (“Treaty”), the Tax Act and its regulations and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). This summary takes into account all specific proposals to amend the Tax Act and its regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary only applies to Holders who (i) for the purposes of the Tax Act, have not and will not be resident in Canada at any time, (ii) do not use or hold the common shares in carrying on a business in Canada, and (iii) are resident in the United States for income tax purposes and entitled to benefits under the Treaty. Special rules, which are not discussed in this summary, may apply to a United States Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Holder by ESSA are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of the Treaty. The rate of withholding tax on dividends paid or credited to a Holder who is resident in the U.S. for purposes of the Treaty, entitled to benefits under the Treaty, and is the beneficial owner of the dividend is generally limited to 15% of the gross amount of the dividend (or 5% in the case of such a Holder that is a company beneficially owning at least 10% of ESSA’s voting shares). Holders should consult their own tax advisors regarding the application of the Treaty to dividends based on their particular circumstances.

Dispositions of Common Shares

A Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of Common Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless Common Shares constitute “taxable Canadian property” to the Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of the Treaty.

Provided Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the Nasdaq), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently:

(i) the Holder, persons with whom the Holder did not deal at arm’s length, and partnerships in which the Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Holder together with all such persons, owned 25% or more of the issued shares of any class or series of ESSA’s shares; and

(ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Holder for purposes of the Tax Act in particular circumstances.

Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

The consolidated financial statements as of September 30, 2015, 2014 and 2013, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended September 30, 2015, the year ended September 30, 2014, the nine month period ended September 30, 2013, and the year ended December 31, 2012 and a summary of significant accounting policies and other explanatory information included in this Annual Report have been audited by Davidson & Company LLP, 1200-609 Granville Street, Vancouver, B.C., Canada V7Y 1G6, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their consent and authority as experts in accounting and auditing.

H.	Documents on Display

This Annual Report and the related exhibits are available for viewing at the offices of ESSA, 999 West Broadway, Suite 720, Vancouver, BC V5Z 1K5, telephone: (778) 331-0962. Copies of ESSA’s financial statements and other continuous disclosure documents required under the Securities Act (Ontario) are available for viewing on SEDAR at www.sedar.com. All of the documents referred to are in English.

You may also read and copy all or any portion of the Annual Report of other information in the Company’s files in the SEC’s public reference room at 100 F. Street, NE, Room 1580, Washington, D.C. 20549. You may request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. Refer to Item 18, ‘‘Financial Statements—Note 16 Financial Instruments and Risk’’ of the Company’s audited consolidated financial statements for the year ended September 30, 2015, for a qualitative and quantitative discussion of the Company’s exposure to these market risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Indebtedness

Not applicable.

B.	Dividends

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of September 30, 2015. Based on the evaluation, the Company’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(f) and 15d-15(f) promulgated under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act) – are effective as at September 30, 2015.

It should be noted that while the Company’s disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving its objectives, its chief executive officer and chief financial officer do not expect such disclosure controls and procedures or internal control over financial reporting to prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (“Section 404”), requires that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually. As of September 30, 2015, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management has assessed the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined the Company’s internal control over financial reporting was effective as of September 30, 2015. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of internal controls over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

C.	Report of the Independent Public Accounting Firm

Not applicable. Under the JOBS Act, emerging growth companies are exempt from Section 404(b) of Sarbanes-Oxley, which generally requires public companies to provide an independent auditor attestation of management's assessment of the effectiveness of internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS act.

D.	Changes in Internal Control over Financial Reporting

The year ended September 30, 2015 marks the first financial year end for the evaluation by management of the Company’s internal control over financial reporting. The Company evolved over the course of fiscal 2015 and adopted a number of measures to enhance and adapt its internal control over financial reporting in the year ended September 30, 2015. Significant changes included:

•	Adoption of the Company’s Code of Business Conduct and Ethics See Item 16B - “Code of Ethics”.

•	Implementation of a fully independent Audit Committee. See “Board Practices” in Item 6.C following the appointment of Franklin Berger to the Board in March 2015.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Franklin Berger, an individual serving on the audit committee of the Company’s Board, is an audit committee financial expert and is independent as defined in Item 16.A of Form 20-F under the Securities Exchange Act of 1934, as amended. See “Directors, Senior Management and Employees – Directors and Senior Management” in Item 6.A of this Annual Report for a description of Franklin Berger’s relevant financial experience.

ITEM 16B	CODE OF ETHICS

ESSA has adopted a Code of Business Conduct applicable to all of its directors and employees, including its Chief Executive Officer and Chief Financial Officer, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under National Instrument NI 58-101. The objective of the Code of Conduct is to (i) emphasize ESSA’s commitment to ethics and compliance with the laws, (ii) set forth basic standards of ethical and legal behavior, (iii) provide reporting mechanisms for known or suspected ethical or legal violations and (iv) help prevent and detect wrongdoing. The full text of the Code of Business Conduct is posted on ESSA’s website at www.essapharma.com. Information contained on, or that can be accessed through, the Company’s website does not constitute a part of this Annual Report and is not incorporated by reference herein. If ESSA makes any amendment to the Code of Business Conduct or grants any waivers, including any implicit waiver, from a provision of the code of conduct, ESSA will disclose the nature of such amendment or waiver on its website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, ESSA will disclose such waiver or amendment on its website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

See Item 6.B “Board Practices” elsewhere in this Annual Report.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Quorum

ESSA has informed the Nasdaq that, as permitted by Rule 5615 of the Nasdaq Marketplace Rules, it intends to follow British Columbia practice with respect to quorum requirements in lieu of those required by Rule 5620(c) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of ESSA’s outstanding common shares). Under the Articles, the quorum for the transaction of business at a meeting of shareholders is one or more persons who are, or who represent by proxy, one or more shareholders who in the aggregate hold at least 10% of ESSA’s issued shares entitled to be voted at the meeting. If there is only one shareholder entitled to vote at a meeting of shareholders, the quorum is that shareholder, present in person or by proxy. ESSA’s quorum requirements are not prohibited by the requirements of the Act, applicable Canadian securities laws or the rules of the TSX, the primary market for the Common Shares in Canada.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 “Financial Statements” located elsewhere in this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

The following attached financial statements are attached hereto, incorporated herein and found immediately following the text of this Annual Report:

1.	The Company’s audited consolidated financial statements as at and for the year ended September 30, 2015, as at and for the year ended September 30, 2014, as at and for the nine months ended September 30, 2013, together with the notes thereto and the auditor’s report thereon.

ITEM 19.       EXHIBITS

1.	Articles of Incorporation*

4	Material Contracts

4.1	Cancer Research Contract between CPRIT and the Company, dated July 9, 2014*

4.2	License Agreement between the BC Cancer Agency, UBC and the Company, dated December 22, 2010, as amended on February 10, 2011 and May 27, 2014†*

4.3	2014 Agency Agreement between the Company and Haywood Securities Inc. dated October 22, 2014*

4.4	2015 Agency Agreement between the Company and Bloom Burton & Co. Limited dated January 16, 2015*

4.5	2014 Special Warrant Indenture between the Company and the Special Warrant Agent, dated October 22, 2014*

4.6	2015 Special Warrant Indenture between the Company and the Special Warrant Agent, dated January 16, 2015*

4.7	Lease for 7505 South Main Street, Houston, Texas, United States dated August 25, 2014**

4.8	Sublease for 2130 West Holcombe Boulevard, Houston, Texas, United States dated April 7, 2015.

4.9	Employment Agreement for Robert W. Rieder**

4.10	Employment Agreement for David Wood**

8.1	List of Subsidiaries*

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002.

†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

*	Previously filed (No. 377-00939) with the SEC on Form 20-F of the Company on February 24, 2015.

**	Previously filed (No. 377-00939) with the SEC on Form 20-F of the Company on April 7, 2015.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ESSA PHARMA INC.

DATED: December 14, 2015

	By:	/s/ David Wood
David Wood
Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

The Company’s audited consolidated financial statements as at and for the year ended September 30, 2015, as at and for the year ended September 30, 2014, as at and for the nine months ended September 30, 2013, together with the notes thereto and the auditor’s report thereon.	F-2

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

ESSA Pharma Inc.

We have audited the accompanying consolidated financial statements of ESSA Pharma Inc., which comprise the consolidated statements of financial position as of September 30, 2015 and 2014, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended September 30, 2015 and 2014 and the nine month period ended September 30, 2013 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of ESSA Pharma Inc. as at September 30, 2015 and 2014 and its financial performance and its cash flows for the years ended September 30, 2015 and 2014 and the nine month period ended September 30, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that ESSA Pharma Inc. has suffered recurring losses from operations and has a net capital deficiency. These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

December 14, 2015

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)
AS AT SEPTEMBER 30

	2015	2014

ASSETS

Current
Cash	$2,107,560	$4,146,938
Receivables (Note 17)	5,137,298	72,295
Prepaids (Note 4)	2,217,051	69,946

	9,461,909	4,289,179

Equipment (Note 5)	220,812	15,806
Intangible assets (Note 6)	379,106	404,430

Total assets	$10,061,827	$4,709,415

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$2,790,656	$658,305

Derivative liability (Note 8)	1,325,290	-
Product development and relocation grant (Note 17)	-	1,838,507

Total liabilities	4,115,946	2,496,812

Shareholders' equity
Share capital (Note 9)	21,950,090	4,240,917
Preferred shares (Note 9)	-	3,090,345
Reserves (Note 10)	2,658,113	1,004,467
Accumulated other comprehensive income (loss)	(1,029,955)	6,477
Deficit	(17,632,367)	(6,129,603)

	5,945,881	2,212,603

Total liabilities and shareholders’ equity	$10,061,827	$4,709,415

On behalf of the Board on December 14, 2015

“Robert Rieder”	Director	“Franklin Berger”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

	Year ended September 30, 2015	Year ended September 30, 2014	Period from January 1, 2013 to September 30, 2013

OPERATING EXPENSES
Research and development, net of recoveries (Note 18)	$5,891,249	$706,014	$765,105
Financing costs	104,404	97,708	-
General and administration, net of recoveries (Note 18)	6,505,596	1,158,440	286,391

Total operating expenses	(12,501,249)	(1,962,162)	(1,051,496)

Foreign exchange	1,992,701	428	(7,571)
Interest income	830	228	1,007
Loss on derivative liability (Note 8)	(995,046)	-	-

Net loss for the period	(11,502,764)	(1,961,506)	(1,058,060)

OTHER COMPREHENSIVE INCOME (LOSS)
Cumulative translation adjustment	(1,036,432)	6,477	-

Comprehensive loss for the period	$(12,539,196)	$(1,955,029)	$(1,058,060)

Basic and diluted loss per common share	$(0.63)	$(0.13)	$(0.07)

Weighted average number of common shares outstanding	18,353,018	15,687,534	15,687,534

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

	Year ended September 30, 2015	Year ended September 30, 2014	Period from January 1, 2013 to September 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(11,502,764)	$(1,961,506)	$(1,058,060)
Items not affecting cash:
Accrued interest expense	-	35,000	-
Amortization	52,491	25,323	18,993
Loss on derivative liability	995,046	-	-
Product development and relocation grant	(6,947,570)	(1,256,621)	-
Unrealized foreign exchange	(962,497)	46,434	-
Share-based payments (Note 10)	1,736,403	518,078	248,795

Changes in non-cash working capital items:
Receivables	(11,696)	(59,132)	144,154
Prepaid expenses	(1,992,034)	(67,360)	5,250
Accounts payable and accrued liabilities	2,117,021	454,964	51,892

Net cash used in operating activities	(16,515,600)	(2,264,820)	(588,976)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(212,142)	-	-

Net cash used in investing activities	(212,142)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Advance on product development and relocation grant	-	3,048,694	-
Proceeds on private placement	15,574,435	2,370,800	-
Issuance costs	(1,022,461)	(225,516)	-
Convertible debenture issued	-	1,000,000	-
Financing costs	-	(23,541)	-
Options exercised	104,761	-	-
Warrants exercised	209,580	-	-

Net cash provided by financing activities	14,866,315	6,170,437	-

Effect of foreign exchange on cash	(177,951)	9,228	-

Change in cash for the period	(2,039,378)	3,914,845	(588,976)

Cash, beginning of period	4,146,938	232,093	821,069

Cash, end of period	$2,107,560	$4,146,938	$232,093

Supplemental Cash Flow Information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian dollars)

					Reserves
	Share capital	Preferred shares	Special warrants	Convertible debenture	Share-based payments	Warrants	Cumulative translation adjustment	Deficit	Total

Balance, December 31, 2012	$4,240,917	$-	$-	$-	$171,196	$-	$-	$(3,110,037)	$1,302,076

Share-based payments	-	-	-	-	248,795	-	-	-	248,795
Loss for the period	-	-	-	-	-	-	-	(1,058,060)	(1,058,060)

Balance, September 30, 2013	$4,240,917	$-	$-	$-	$419,991	$-	$-	$(4,168,097)	$492,811

Issuance of convertible debenture	-	-	-	1,000,000	-	-	-	-	1,000,000
Financing costs – issuance	-	-	-	(39,935)	-	16,394	-	-	(23,541)
Financing costs	-	-	-	35,000	-	-	-	-	35,000
Conversion of debenture	-	995,065	-	(995,065)	-	-	-	-	-
Private placement (Note 9(c))	-	2,370,800	-	-	-	-	-	-	2,370,800
Share issue costs	-	(275,520)	-	-	-	50,004	-	-	(225,516)
Share-based payments	-	-	-	-	518,078	-	-	-	518,078
Loss for the year	-	-	-	-	-	-	6,477	(1,961,506)	(1,955,029)

Balance, September 30, 2014	$4,240,917	$3,090,345	$-	$-	$938,069	$66,398	$6,477	$(6,129,603)	$2,212,603

Private placement (Note 9(b))	-	-	1,359,280	-	-	-	-	-	1,359,280
Issuance costs	-	-	(193,921)	-	-	49,960	-	-	(143,961)
Conversion of special warrants	-	1,165,359	(1,165,359)	-	-	-	-	-	-
Private placement (Note 9(a))	-	-	14,215,155	-	-	-	-	-	14,215,155
Issuance costs	-	-	(1,212,896)	-	-	-	-	-	(1,212,896)
Conversion of preferred shares	4,255,704	(4,255,704)	-	-	-	-	-	-	-
Conversion of special warrants	13,002,259	-	(13,002,259)	-	-	-	-	-	-
Options exercised	172,245	-	-	-	(67,484)	-	-	-	104,761
Warrants exercised	278,965	-	-	-	-	(65,233)	-	-	213,732
Share-based payments	-	-	-	-	1,736,403	-	-	-	1,736,403
Loss for the year	-	-	-	-	-	-	(1,036,432)	(11,502,764)	(12,539,196)

Balance, September 30, 2015	$21,950,090	$-	$-	$-	$2,606,988	$51,125	$(1,029,955)	$(17,632,367)	$5,945,881

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

1.	NATURE AND CONTINUANCE OF OPERATIONS

ESSA Pharma Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia on January 6, 2009. The Company’s head office address is Suite 720 – 999 West Broadway, Vancouver, BC, V5Z 1K5. The registered and records office address is the 26th Floor at 595 Burrard Street, Three Bentall Centre, Vancouver, BC, V7X 1L3. In the period ended September 30, 2013, the Company modified its fiscal year end from December 31 to September 30. The Company is listed on the NASDAQ Capital Market under the symbol “EPIX”, and on the TSX Exchange under the symbol “EPI”.

The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain patents (the “NTD Technology”) which were the joint property of the British Columbia Cancer Agency and the University of British Columbia. As at September 30, 2015, no products are in commercial production or use.

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) assuming the Company will continue on a going-concern basis. The Company has incurred losses and negative operating cash flows since inception. The Company incurred a loss of $11,502,764 during the year ended September 30, 2015 and has an accumulated deficit of $17,632,367. The ability of the Company to continue as a going concern in the long-term depends upon its ability to develop profitable operations and to continue to raise adequate financing.  As at September 30, 2015, the Company has not advanced its research into a commercially viable product. The Company’s continuation as a going concern is dependent upon the successful development of its NTD Technology to a commercial standard. Management has forecasted that the Company’s current working capital will not be sufficient to execute its planned expenditures for the coming year. These matters indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern.

Management continues to seek sources of additional financing which would assure continuation of the Company’s operations and research programs. However, there is no certainty that such financing will be provided or provided on favorable terms. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.

2.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of Presentation

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Basis of Consolidation

The consolidated financial statements comprise the accounts of ESSA Pharma Inc., the parent company, and its wholly-owned subsidiary, ESSA Pharmaceuticals Corp., after the elimination of all material intercompany balances and transactions.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

2.	BASIS OF PRESENTATION (cont’d…)

Basis of Consolidation (cont’d…)

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated upon consolidation.

Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual results may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made, relate to the following key estimates:

Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Intangible Assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

2.	BASIS OF PRESENTATION (cont’d…)

Estimates (cont’d…)

Product development and relocation grant

Pursuant to the terms of the Company’s grant from the Cancer Prevention Research Institute of Texas (“CPRIT”), the Company must meet certain terms and conditions to qualify for the grant funding. The Company has assessed its performance relative to these terms as detailed in Note 17 and has judged that there is reasonable assurance the Company will meet the terms of the grant and qualify for the funding. The Company has therefore taken into income a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied and incurred in a future period.

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. Prior to listing on the TSX-V and TSX, the fair value of the underlying common shares was assessed as the most recent issuance price per common share for cash proceeds. Following listing on the TSX, the Company makes reference to prices quoted on the TSX. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 10.

Derivative financial instruments

Certain broker warrants are treated as derivative financial liabilities. The estimated fair value, based on the Black-Scholes model, is adjusted on a quarterly basis with gains or losses recognized in the statement of loss and comprehensive loss. The Black-Scholes model is based on significant assumptions such as volatility, dividend yield and expected term (Note 8).

3.	SIGNIFICANT ACCOUNTING POLICIES

Foreign exchange

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar and its subsidiary’s is the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in comprehensive loss.

On translation of the entities whose functional currency is other than the Canadian dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Equipment

The Company has acquired office and computer equipment for use in its research activities.

Depreciation is recognized using the straight-line method at the rate of 30% per annum for computer equipment and 20% for office equipment.

Intangible assets

The Company owns intangible assets consisting of patent licences. Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

The Company does not hold any intangible assets with indefinite lives.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in general and administrative expenses.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use to September 15, 2030.

Impairment of long-lived assets

The Company’s long-lived assets are reviewed for indications of impairment at the date of preparing each statement of financial position. If indication of impairment exists, the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying value of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or group of assets. For the purpose of impairment testing, the Company determined it has one cash-generating unit.

The recoverable amount is the greater of the asset’s fair value less cost to sell and value in use. In assessing fair value less cost to sell for the cash-generating unit, the Company’s market capitalization is considered.

Provisions

Provisions are recorded when a present legal, statutory or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, if the effect is material, its carrying amount is the present value of those cash flows.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Government assistance

Government grants, including grants from similar bodies, consisting of investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Research grants that compensate the Company for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Company for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

Research and development costs

Expenditures on research and development activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Investment tax credits related to current expenditures are included in the determination of net income as the expenditures are incurred when there is reasonable assurance they will be realized.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria will be deemed by the Company to have been met when revenue is received by the Company and a determination that it has sufficient resources to market and sell its product offerings. Upon a determination that the criteria to capitalize development expenditures have been met, the expenditures capitalized will include the cost of materials, direct labour, and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures will be expensed as incurred.

Capitalized development expenditures will be measured at cost less accumulated amortization and accumulated impairment losses. No development costs have been capitalized to date.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized through profit or loss.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

Financial assets (cont’d…)

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized through other comprehensive income (loss).

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

The Company has classified its cash at fair value through profit or loss. The Company’s receivables are classified as loans and receivables.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method.

The Company’s accounts payable and accrued liabilities are classified as other financial liabilities. The derivative is classified as fair value through profit or loss.

Financial instrument disclosures

The Company provides disclosures that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the date of the statement of financial position, and how the entity manages these risks.

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Embedded derivatives

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivative instruments in the statement of loss and comprehensive loss.

Convertible debt

Convertible debt issued by the Company is comprised of convertible debentures that may be converted into shares of the Company. The terms of the debenture maintain control of the conversion option with the Company. The instrument is therefore equity and not a compound financial instrument. No value is attributed to debt in this circumstance.

Preferred shares

Preferred shares of the Company automatically converted to an equivalent number of common shares immediately prior to the listing of the common shares on an approved exchange. The preferred shares are a residual interest in the assets of the entity and are therefore classified within shareholders’ equity.

Share-based payments

Share based payments arrangements in which the Company receives goods or services as consideration for its own equity instruments granted to non-employees are accounted for as equity settled share based payment transactions and measured at the fair value of goods and services received. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or services.

Share-based compensation

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Basic and diluted loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the weighted-average method. Since the Company has losses, the exercise of outstanding options has not been included in this calculation as it would be anti-dilutive.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized in respect of temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

New standards, interpretations and amendments adopted

The following standards, amendments to standards and interpretations have been adopted for the fiscal year beginning October 1, 2014:

•	IFRS 2 (Amendment)	Revised definitions for ‘vesting conditions’ and ‘market condition’ related to share based compensation
•	IFRS 13 (Amendment)	Revised disclosure requirements for contracts under the scope of IFRS 9/IAS 39
•	IAS 24 (Amendment)	New definitions for ‘related party’ encompassing key management personnel
•	IAS 38 (Amendment)	Revised valuation methods for the ‘revaluation model’ for intangible assets
•	IAS 39	New standard for financial instruments including embedded derivatives

The application of these standards, amendments and interpretations has not had a material impact on the results and financial position of the Company.

New standards not yet adopted

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial instruments: recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 9 on the Company’s consolidated financial instruments has not yet been determined.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

4.	PREPAID EXPENSES

	2015	2014

Clinical program deposit	$1,799,997	$-
Other deposits and prepaid expenses	417,054	69,946

Balance	$2,217,051	$69,946

During the year ended September 30, 2015, the Company paid $2,074,471 (US$1,554,493), of which $303,355 was expensed in the current year, as an initial deposit under a clinical research services agreement with a third party in relation to the Company’s clinical trial activities.

5.	EQUIPMENT

	Furniture and fixtures	Computer equipment	Total

Cost
Balance, September 30, 2013	$-	$-	$-
Additions	13,580	2,226	15,806

Balance, September 30, 2014	13,580	2,226	15,806
Additions	166,884	45,258	212,142
Net exchange differences	17,942	4,588	22,530

Balance, September 30, 2015	$198,406	$52,072	$250,478

Accumulated Amortization
Balance, September 30, 2013 and 2014	$-	$-	$-
Amortization expense	19,650	7,517	27,167
Net exchange differences	1,808	691	2,499

Balance, September 30, 2015	$21,458	$8,208	$29,666

Net Book Value
Balance, September 30, 2014	$13,580	$2,226	$15,806
Balance, September 30, 2015	$176,948	$43,864	$220,812

Amortization expense for the year ended September 30, 2015 has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss. No amortization was recognized in the year ended September 30, 2014 and period ended September 30, 2013 as assets were not yet in use.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

6.	INTANGIBLE ASSETS

NTD Technology	2015	2014	2013

Cost
Balance, beginning and end of period	$500,017	$500,017	$500,017

Accumulated amortization
Balance, beginning of period	95,587	70,264	51,271
Amortization	25,324	25,323	18,993

Balance, end of period	120,911	95,587	70,264

Net book value, end of period	$379,106	$404,430	$429,753

Amortization expense for the years ended September 30, 2015 and 2014 and the period ended September 30, 2013 has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss.

The NTD Technology is held under a License Agreement signed in fiscal 2010. As consideration for the License Agreement, the Company issued common shares of the Company. The License Agreement contains an annual royalty as a percentage of annual net revenue and a percentage of any annual sublicensing revenue earned with respect to the NTD Technology. The License Agreement stipulates certain minimum advance royalty payments of $40,000 for 2013 and escalating to $85,000 by 2017. In addition, there are certain milestone payments for the first compound, to be paid in stages as to $50,000 at the start of a Phase II clinical trial, $900,000 at the start of a Phase III clinical trial, $1,450,000 at application for marketing approval, and with further milestone payments on the second and additional compounds.

In order to maintain the License Agreement in good standing, the Company is required to spend $5,000,000, in cash or in kind, in connection with the commercialization of the NTD Technology by December 20, 2015. This expenditure commitment was completed in the year ended September 30, 2014.

7.	DEBENTURE

In April 2014, the Company issued a convertible debenture to the Bloom Burton Healthcare Structured Lending Fund LP (the “Lender”) for $1,000,000. The convertible debenture terms include interest of 12% per annum payable at maturity (24 months from closing), as secured by various security agreements. The Company incurred transaction costs of $23,541 and issued 25,000 warrants to the Lender valued at $16,394, each exercisable into one common share at a price of $2.00 for a period of five years. The warrants were valued using the Black-Scholes model with a risk-free interest rate of 1.63%, term of 5 years, volatility of 80%, and dividend rate of 0%.

The principal and accrued interest are convertible into common shares of the Company at maturity at a conversion price of $1.20 unless the Company opts to settle the balance in cash. The terms of the debenture maintained control of the conversion option in the hands of the Company; therefore, the instrument has been recorded as equity in the statement of financial position.

The Company and Lender agreed to proceed with early conversion of the debenture, including accrued interest, into 517,500 preferred shares of the Company upon the closing of the financing completed in July 2014 (Note 9(c)).

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

7.	DEBENTURE (cont’d…)

Amount

Balance, December 31, 2012 and September 30, 2013	$-
Proceeds on issuance of convertible debenture	1,000,000
Issuance costs	(39,935)
Interest accrued	35,000
Conversion to preferred shares	(995,065)

Balance, September 30, 2014 and September 30, 2015	$-

8.	DERIVATIVE LIABILITY

In connection with the 2015 Special Warrant financing in January 2015 (Note 9(a)), the Company issued 257,018 broker warrants. Each broker warrant is exercisable to purchase one common share until January 16, 2017 at a price of US$2.75 per broker warrant.

As these broker warrants are denominated in US dollars and are exercisable into the Company’s common shares which are listed in Canadian dollars, the instrument contains an embedded derivative liability. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of loss and comprehensive loss as they arise. The embedded derivative is designated as a financial liability carried at fair value through profit and loss.

On issuance of the broker warrants, the Company recorded a derivative liability of $334,396 using the Black-Scholes model (Note 9). During the year ended September 30, 2015, 655 of the broker warrants were exercised, reducing the derivative liability by $4,152. As at September 30, 2015, the derivative liability had a fair value of $1,325,290, using the Black-Scholes model with a risk-free interest rate of 0.52%, term of 1.3 years, volatility of 80.0%, and dividend rate of 0%. The Company has recorded the resulting change in fair value of $995,046 in the statement of loss and comprehensive loss for the year ended September 30, 2015.

Amount

Balance, September 30, 2013 and September 30, 2014	$-
Derivative liability on issuance of broker warrants	334,396
Exercise of broker warrants	(4,152)
Change in fair value	995,046

Balance, September 30, 2015	$1,325,290

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

9.	SHAREHOLDERS’ EQUITY

Authorized:

Unlimited common shares, without par value.

Unlimited preferred shares, without par value.

	Share capital		Preferred shares		Special warrants
	Number	Amount	Number	Amount	Number	Amount

Balance, December 31, 2012 and September 30, 2013	15,687,534	$4,240,917	-	$-	-	$-

Conversion of debenture - (Note 7)	-	-	517,500	995,065	-	-
Private placement - (Note 9(c))	-	-	1,185,400	2,370,800	-	-
Financing costs	-	-	-	(275,520)	-	-

Balance, September 30, 2014	15,687,534	$4,240,917	1,702,900	$3,090,345	-	$-

Private placement (Note 9(b))	-	-	-	-	679,640	1,359,280
Financing costs	-	-	-	-	-	(193,921)
Conversion of special warrants	-	-	679,640	1,165,359	(679,640)	(1,165,359)
Private placement - (Note 9(a))	-	-	-	-	4,363,634	14,215,155
Financing costs	-	-	-	-	-	(1,212,896)
Conversion of preferred shares	2,382,540	4,255,704	(2,382,540)	(4,255,704)	-	-
Conversion of special warrants	4,363,634	13,002,259	-	-	(4,363,634)	(13,002,259)
Options exercised	91,200	172,245	-	-	-	-
Warrants exercised	104,363	278,965	-	-	-	-

Balance, September 30, 2015	22,629,271	$21,950,090	-	$-	-	$-

Listing on the TSX-V, TSX, and NASDAQ

The Company completed its listing on the TSX-V on January 27, 2015 (“Date of Listing”) and began trading under the symbol “EPI”. Immediately prior to the listing, all of the Company’s 2,382,540 issued and outstanding Preferred Shares were converted into common shares.

The Company completed its listing on the NASDAQ Capital Market on July 9, 2015 and began trading under the symbol “EPIX”. As a result of the listing, each of the outstanding special warrants issued on January 16, 2015 was deemed to be exercised into one common share for no additional consideration on July 13, 2015.

The Company graduated from the TSX-V to the TSX Exchange on July 28, 2015 under its existing symbol “EPI”.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

9.	SHAREHOLDERS’ EQUITY (cont’d…)

Restrictions on Transfer

(a) Lock-Up Restrictions

As at September 30, 2014, 5,092,000 common shares of the Company were exclusively subject to the voluntary lock-up agreement.  712,950 common shares were released on the Date of Listing, 763,872 common shares were released on March 5, 2015 and the remaining shares will be released in increments of 17.2% every 3 months beginning October 27, 2015 until the final 2.2% is released 21 months after the Date of Listing. As at September 30, 2015, 3,615,678 common shares remained subject to lock-up restrictions.  Subsequent to September 30, 2015, 875,910 common shares were released from lock-up.

(b) Escrow Restrictions

As at September 30, 2014, 1,125,034 common shares of the Company were exclusively subject to the escrow agreement, whereby 10% of the common shares subject to escrow were released upon the Date of Listing with the remaining common shares to be released in 15% increments every 6 months thereafter.  On July 28, 2015 (the “TSX Listing Date”), the Company became an “established issuer” (as defined in the escrow agreement) by obtaining a listing on the Toronto Stock Exchange and the escrow release schedule was altered whereby 15% of the common shares subject to escrow were released on the TSX Listing Date with the remaining common shares to be released in 25% increments every 6 months following the Date of Listing. As at September 30, 2015, 562,528 common shares remained subject to escrow.

(c) Combined Restrictions

As at September 30, 2014, 9,470,000 common shares of Marianne Sadar, Raymond Anderson, Robert Rieder and Richard Glickman (collectively, the “Founders”) were subject to supplementary lock-up restrictions in addition to restrictions under the escrow agreement and the voluntary lock-up agreement (the “Combined Restrictions”), whereby increments of 14%, 32.2%, 17.2%, 11.6%, 22.8% and 2.2% will be released 6, 9, 12, 15, 18 and 21 months after the Date of Listing, respectively.  The release schedule reflects the most restrictive agreement at any point in time. As at September 30, 2015, 8,144,200 common shares remained subject to the Combined Restrictions. Subsequent to September 30, 2015, 3,049,340 common shares were released from the Combined Restrictions.

Private placements

a) January 2015 Special Warrant Financing

In January 2015, the Company issued 4,363,634 special warrants (the “2015 Special Warrants”) at a price of US$2.75 per 2015 Special Warrant for gross proceeds of approximately US$12,000,000. Each 2015 Special Warrant is exercisable, without payment of any additional consideration, into one common share at any time by the holder thereof and all of the 2015 Special Warrants will be deemed to be exercised on the earlier of: (i) October 16, 2015 and (ii) the date on which the common shares first begin to trade on either (i) the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market securities trading platforms of the NASDAQ Stock Market or (ii) the NYSE MKT securities trading platform of the New York Stock Exchange (the “U.S. Listing Date”). Should the U.S. Listing Date not occur on or prior to October 16, 2015, instead of one common share, each 2015 Special Warrant shall entitle the holder thereof to receive 1.5 common shares upon exercise or deemed exercise thereof. During the year ended September 30, 2015, the 2015 Special Warrants were converted into common shares of the Company.

In connection with the 2015 Special Warrant financing, Bloom Burton & Co. and Roth Capital Partners, LLC, as Agents, and selling group members, received cash commissions equal to approximately US$706,800 and 257,018 broker warrants. Each broker warrant is exercisable to purchase one common share until January 16, 2017 at a price of US$2.75 per broker warrant. The warrants were valued at $334,396 using the Black-Scholes model with a risk-free interest rate of 0.87%, term of 2 years, volatility of 72.3%, and dividend rate of 0%, and have been recorded as a derivative liability (Note 8).

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

9.	SHAREHOLDERS’ EQUITY (cont’d…)

Private placements (cont’d…)

b) October 2014 Special Warrant Financing

In October 2014, the Company issued 679,640 special warrants (the “2014 Special Warrants”) at a price of $2.00 per 2014 Special Warrant for gross proceeds of $1,359,280. Each 2014 Special Warrant was deemed exercised for, without payment of any additional consideration, one Class A Preferred share in the capital of the Company (each a “Preferred Share”) on December 15, 2014, being the fifth business day after the date on which a receipt for the final prospectus of the Company qualifying the distribution of the Preferred Shares issuable on exercise of the 2014 Special Warrants had been issued. During the year ended September 30, 2015, the Preferred Shares were converted into common shares of the Company.

In connection with the 2014 Special Warrant financing, the Company paid agent and finders’ fees at 7% of proceeds raised by those parties being $40,361, a cash fee to the Agent of $30,000 plus applicable taxes and other expenses of $70,594. In addition, the Agent, and associated selling group, were issued 22,675 special broker warrants (the “Special Broker Warrants”), representing 7% of the number of 2014 Special Warrants sold by the Agent, and the finders were issued 2,680 Special Broker Warrants, representing 7% of the number of 2014 Special Warrants sold to purchasers introduced to the Company by such finders. Each Special Broker Warrant was deemed exercised for, without payment of any additional consideration, one broker warrant (the “Broker Warrants”).  Each Broker Warrant is exercisable to acquire one common share, subject to adjustment in certain circumstances, at a price of $2.00 until October 22, 2015. The Special Broker Warrants were valued at $49,960 using the Black-Scholes model with a risk-free interest rate of 1.00%, term of 1 year, volatility of 80% and dividend rate of 0%.

c) July 2014 Preferred Shares Financing

On July 29, 2014, the Company completed a brokered private placement of 1,185,400 Preferred Shares at a price of $2.00 per Preferred Share for aggregate gross proceeds of $2,370,800. During the year ended September 30, 2015, the Preferred Shares were converted into common shares of the Company.

In conjunction with the private placement, the Company issued 79,479 warrants to Bloom Burton, the Company’s advisor, and other finders exercisable at a price of $2.00 for a period of one year. The warrants were valued at $50,004 using the Black-Scholes model with a risk-free interest rate of 1.08%, term of 1 year, volatility of 80% and dividend rate of 0%. The Company paid finders’ fees of $158,956 and other share issue costs of $66,560.

During the nine month period ended September 30, 2013, the Company did not complete any private placements.

10.	RESERVES

Stock options

The Company has adopted a Stock Option Plan which is a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan. The Stock Option Plan is consistent with the policies and rules of the TSX.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

10.	RESERVES (cont’d…)

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2012	609,250	$0.66
Options granted	650,000	0.80
Options cancelled	(140,000)	(0.80)

Balance, September 30, 2013	1,119,250	0.73
Options granted	1,950,469	1.80

Balance, September 30, 2014	3,069,719	1.41
Options granted	495,000	4.89
Options exercised	(91,200)	(1.15)

Balance outstanding, September 30, 2015	3,473,519	$1.91

Balance exercisable, September 30, 2015	1,945,550	$1.46

At September 30, 2015, options were outstanding enabling holders to acquire common shares as follows:

Exercise price	Number of options	Weighted average remaining contractual life (years)

$0.50	261,000	0.60
0.80	1,118,300	2.68
2.00	1,899,219	3.92
4.65	10,000	4.35
5.15	10,000	4.43
5.35	50,000	9.43
8.90	10,000	9.86
9.10	60,000	9.95
14.90	55,000	9.28

	3,473,519	3.56

Restrictions on Transfer

The Company’s stock options exercisable at $0.50 and $0.80 and 150,000 stock options exercisable at $2.00 are subject to various exercise restrictions including the pooling agreement, the escrow agreement, the voluntary lock-up agreement and the supplementary lock-up agreement, which came into effect during the year ended September 30, 2014.

(a) Pooling Restrictions

As at September 30, 2014, 330,500 stock options exercisable at $0.50 and $0.80 were exclusively subject to pooling restrictions.  66,100 options were released on the Date of Listing, and the remaining options will be released in increments of 20% every 3 months thereafter.  As at September 30, 2015, 132,200 options remained subject to pooling restrictions.  Subsequent to September 30, 2015, 66,100 options were released.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

10.	RESERVES (cont’d…)

Restrictions on Transfer (cont’d…)

(b) Escrow Restrictions

As at September 30, 2014, 195,000 stock options exercisable at $0.50 and $0.80 were exclusively subject to the escrow agreement, whereby 10% of the options subject to escrow were released upon the Date of Listing with the remaining options to be released in 15% increments every 6 months thereafter. Upon the Company becoming an established issuer, the escrow release schedule was altered whereby 15% of the stock options subject to escrow were released on the TSX Listing Date with the remaining stock options to be released in 25% increments every 6 months following the Date of Listing. As at September 30, 2015, 97,500 stock options remained subject to escrow.

(c) Lock-Up Restrictions

During the year ended September 30, 2015, the Company granted 150,000 stock options, exercisable at $2.00, which are subject to both lock-up and supplementary lock-up restrictions, whereby increments of 14% 32.2%, 17,2%, 17.2%, 17.2% and 2.2% will be released 6, 9, 12, 15, 18 and 21 months after the Date of Listing, respectively.  As at September 30, 2015, 129,000 options remained subject to lock-up and supplementary lock-up restrictions.  Subsequent to September 30, 2015, 48,300 options were released.

(d) Combined Restrictions

As at September 30, 2014, 915,000 stock options of the Founders, exercisable at $0.50 and $0.80 were subject to the Combined Restrictions, whereby increments of 14%, 32.2%, 17.2%, 11.6%, 22.8% and 2.2% will be released 6, 9, 12, 15, 18 and 21 months after the Date of Listing, respectively.  As at September 30, 2015, 786,900 stock options remained subject to the Combined Restrictions. Subsequent to September 30, 2015, 294,630 options were released from the Combined Restrictions.

Share-based compensation

During the year ended September 30, 2015, the Company granted 495,000 stock options with a weighted average fair value of $3.16. The Company recognized share-based payments expense of $1,763,403 for options granted and vesting during the year.

During the year ended September 30, 2014, the Company granted 1,950,469 stock options with a weighted average fair value of $0.91. The Company recognized share-based payments expense of $518,078 for options granted and vesting during the period.

During the period ended September 30, 2013, the Company granted 650,000 stock options with a weighted average fair value of $0.51. The fair value of these options calculated using the Black-Scholes option-pricing model was $248,795.

Share-based payments expense for the years ended September 30, 2015 and 2014 and the period ended September 30, 2013 is allocated to its functional expense as follows:

	2015	2014	2013

Research and development expense (Note 18)	$889,544	$327,774	$248,795
Financing costs	104,404	62,708	-
General and administrative (Note 18)	742,455	127,596	-

	$1,736,403	$518,078	$248,795

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

10.	RESERVES (cont’d…)

Share-based compensation (cont’d…)

The following weighted average assumptions were used for the Black-Scholes option-pricing model valuation of stock options granted during the years ended September 30, 2015 and 2014 and the period ended September 30, 2013:

	2015	2014	2013

Risk-free interest rate	1.39%	1.57%	1.35%
Expected life of options	5.13 years	5.00 years	5.00 years
Expected annualized volatility	79.13%	80.0%	80.0%
Dividend	-	-	-

Expected annualized volatility was determined through the comparison of historical share price volatilities used by similar publicly listed companies in the pharmaceuticals / biotechnology industry. The companies chosen for comparison were, Cipher Pharmaceuticals Inc. (September 30, 2015 – 74.21% volatility), Oncolytics Biotech Inc. (September 30, 2015 – 72.96%), Helix BioPharma Corp. (September 30, 2015 – 76.48% volatility), and Cardiome Pharma Corp. (September 30, 2015 – 78.27% volatility). As the Company is less established than these comparable companies, the Company’s stock price is expected to be slightly more volatile than the average of the companies analyzed. As such, the Company used an average annualized volatility of 75%-80%. This is consistent with estimates provided in the year ended September 30, 2015 and provides a reasonable trend for the Company’s expected volatility.

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2012 and September 30, 2013	-	$-
Warrants granted	104,479	2.00

Balance, September 30, 2014	104,479	2.00
Warrants granted	282,373	3.18
Warrants exercised	(104,363)	2.01

Balance outstanding and exercisable, September 30, 2015	282,489	$3.52

Warrants exercisable in US dollars as at September 30, 2015 are translated at current rates to reflect current weighted average exercise price in Canadian funds for all outstanding warrants.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

10.	RESERVES (cont’d…)

Warrants (cont’d…)

At September 30, 2015, warrants were outstanding enabling holders to acquire common shares as follows:

Number of Warrants	Exercise Price		Expiry Date

25,000		$2.00	April 15, 2019
1,126		2.00	October 22, 2015*
256,363	US$	2.75	January 16, 2017

282,489

* 776 warrants were exercised and 350 warrants expired unexercised subsequent to September 30, 2015

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended September 30, 2015, the Company:

(a)	Accrued purchases of equipment of $nil (2014 - $15,806; period ended September 30, 2013 - $nil) through accounts payable and accrued liabilities.

(b)	Issued agent warrants valued at $49,960 (2014 - $nil; period ended September 30, 2013 - $nil) (Note 9).

(c)	Recognized a derivative liability of $334,396 (2014 - $nil; period ended September 30, 2013 - $nil) on the issuance of broker warrants denominated in US dollars (Note 8).

12.	RELATED PARTY TRANSACTIONS

Key management personnel of the Company include the Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, Executive VP of Research and Development, and Directors of the Company. Compensation paid to key management personnel for the years ended September 30, 2015 and 2014 and the period ended September 30, 2013 are as follows:

	2015	2014	2013

Salaries, consulting fees, and director fees	$2,349,727	$476,559	$180,000
Share-based payments (a)	1,311,458	274,009	212,385
Total compensation	$3,661,185	$750,568	$392,385
(a)	Share-based payments to related parties represents the fair value of options granted and vested in the period to key management personnel.

During the year ended September 30, 2015, the Company granted 250,000 options to key management personnel. The vesting of these options and options granted to key management personnel in prior periods were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $851,615.

During the year ended September 30, 2014, the Company granted 970,000 options to key management personnel. The vesting of these options and options granted to key management personnel in prior periods were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $181,905.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

12.	RELATED PARTY TRANSACTIONS (cont’d…)

During the period ended September 30, 2013, the Company granted 600,000 options to two directors and senior officers that vest monthly over a period of two years. The vesting of these options and options granted to key management personnel in prior periods were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $212,385.

Included in accounts payable and accrued liabilities at September 30, 2015 is $109,982 (2014 – $24,331) due to related parties with respect to key management personnel compensation and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Commitments

The CEO is entitled to a payment of one year of base salary upon termination without cause, increasing to two years if the termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. The CFO is entitled to a payment of one year of base salary upon termination without cause, whether or not the termination was caused by a change of control event. The CMO and Executive Vice-President of Research and Development are entitled to a payment of six months of base salary upon termination without cause, and one year of base salary if the termination was caused by a change of control event. Stock options held by the CEO, CFO, CMO and Executive Vice-President of Research and Development vest immediately upon a change of control.

13.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	Year ended September 30, 2015	Year ended September 30, 2014	Period ended September 30, 2013

Loss for the period before income tax	$(11,502,764)	$(1,961,506)	$(1,058,060)

Expected income tax recovery	$(2,991,000)	$(510,000)	$(270,000)
Non-deductible share-based payments	447,000	134,000	63,000
Non-deductible amortization, foreign exchange	(350,000)	(2,000)	5,000
Adjustment for deferred income	(455,000)	-	-
Impact of investment tax credits	-	-	104,000
Financing costs	(142,000)	-	-
Changes in tax rates, foreign exchange rates	2,000	(34,000)	(24,000)
Adjustment to prior year provision versus statutory return	306,000	-	-
Change in unrecognized deductible temporary differences	3,183,000	412,000	122,000

Total income tax (recovery)	$-	$-	$-

The significant components of the Company’s unrecognized temporary tax differences are as follows:

	2015	2014	2013

Operating losses carried forward	$22,221,000	$4,543,000	$2,541,000
Investment tax credits	192,000	-	-
Equipment and intangible assets	19,000	(388,000)	(430,000)
Financing costs	260,000	-	-

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

13.	INCOME TAXES (cont’d…)

Operating losses carried forward as at September 30, 2015 expire from 2031 – 2035. Financing costs expire from 2036 to 2038. Investment tax credits expire in 2034.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

During the year ended September 30, 2015, the Company received $72,407 (year ended September 30, 2014 - $235,470; period ended September 30, 2013 - $441,928) in Scientific Research and Experimental Development tax credits from the Government of Canada which are included in research and development costs in the statement of loss and comprehensive loss.

14.	SEGMENTED INFORMATION

The Company works in one industry being the development of small molecule drugs for prostate cancer. The Company’s equipment is located in the USA.

15.	CAPITAL MANAGEMENT

The Company considers its capital to be the components of shareholders’ equity. The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its business and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing.

In September 2015, the Company filed a short form prospectus in British Columbia, Alberta, and Ontario, which enables issuances from time to time in order to increase the Company’s available capital. Future financings are dependent on market conditions and the ability to identify sources of investment. There can be no assurance the Company will be able to raise funds in the future.

There were no changes to the Company’s approach to capital management during the year. The Company is not subject to externally imposed capital requirements.

16.	FINANCIAL INSTRUMENTS AND RISK

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities and derivative liability. Cash is measured based on level 1 inputs of the fair value hierarchy. The fair value of receivables and accounts payable and accrued liabilities approximates their carrying values due to their short term to maturity. The derivative liability is measured using level 3 inputs (Note 8).

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and receivables. The Company’s receivables are primarily due from refundable GST/HST and investment tax credits. The Company limits its exposure to credit loss by placing its cash with major financial institutions. Credit risk with respect to investment tax credits and GST/HST is minimal as the amounts are due from government agencies.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

16.	FINANCIAL INSTRUMENTS AND RISK (cont’d…)

Financial risk factors (cont’d…)

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2015, the Company had working capital of $6,671,253. All of the Company’s current financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms. The Company does not generate revenue and will be reliant on equity financing and proceeds from the CPRIT grant to fund operations. Equity financing is dependent on market conditions and may not be available on favorable terms. The CPRIT grant is dependent on the Company completing all the milestones (Note 17).

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

(a)	Interest rate risk

The Company has cash balances and no interest-bearing debt and therefore is not exposed to risk in the event of interest rate fluctuations. Interest income is not significant to the Company’s projected operational budget.

(b)	Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to accounts payable and accrued liabilities that are denominated in United States dollars. As at September 30, 2015, the Company had cash of US$1,563,963, accounts receivable of US$3,786,667 and accounts payable and accrued liabilities of US$1,670,016. The Company anticipates that, pursuant to the product development and relocation grant disclosed in Note 17, the transactions of the Company will be increasingly subject to fluctuations in the US dollar. Additionally, the Company has broker warrants outstanding which are denominated in United States dollars (Note 8).

A 10% change in the foreign exchange rate between the Canadian and US dollar would result in a fluctuation of $492,325 in the net loss for the year.

The Company does not currently engage in hedging activities.

(c)	Price risk

The Company is exposed to price risk with respect to equity prices. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

17.	COMMITMENTS

The Company has the following obligations over the next five years:

Contractual obligations	2016	2017	2018	2019	2020

Minimum annual royalty per License Agreement (Note 6)	$65,000	$85,000	$85,000	$85,000	$85,000
Lease on Vancouver office space	48,510	48,510	48,510	48,510	48,510

Total	$113,510	$133,510	$133,510	$133,510	$133,510

Lease on US office spaces (In USD)	$241,009	$245,690	$250,372	$255,053	$57,789

Product Development and Relocation Grant

In February 2014 the Company received notice that it had been awarded a product development and relocation grant by the Cancer Prevention Research Institute of Texas (“CPRIT”) whereby the Company is eligible to receive up to US$12,000,000 on eligible expenditures over a three year period related to the development of the Company’s androgen receptor n-terminus blocker program for prostate cancer. The funding under CPRIT is subject to a number of conditions including negotiation and execution of an award contract which details the milestones that must be met to release the tranched CPRIT funding, proof the Company has raised the 50% matching funds to release CPRIT monies, and relocation of the project to the State of Texas such that the substantial functions of the Company related to the project grant are in Texas and the Company uses Texas-based subcontractor and collaborators wherever possible.

During the year ended September 30, 2014, the Company received US$2,793,533 as an advance on the CPRIT grant, of which US$1,153,181 in qualifying expenses was incurred in that same period. During the year ended September 30, 2015, the Company recognized the unclaimed portion of the grant from fiscal 2014 as well as the full balance of the grant received subsequent to September 30, 2015, US$3,786,667, as a reduction in the product development and relocation grant liability in the statement of loss and comprehensive loss. The Company has judged there is reasonable assurance that the funds received subsequent to September 30, 2015 will be successfully earned under the terms of the grant and recognized it as a receivable at year end.

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or relocates its operations outside of the state of Texas, then the Company is required to repay any grant proceeds received.

Under the terms of the grant, the Company is also required to pay a royalty to CPRIT, comprised of 4% of revenues until aggregate royalty payments equal US$24,000,000, and 2% of revenues thereafter. The Company has the option to terminate the grant agreement by paying a one-time, non-refundable buyout fee, based on certain factors including the grant proceeds, and the number of months between termination date and the buyout fee payment date.

	2015	2014

Product development and relocation grant, opening balance	$1,838,507	$-
Advance received	-	3,048,694
Advance receivable	5,053,307	-
Recoveries claimed	(6,947,570)	(1,256,621)
Effect of foreign exchange	55,756	46,434

Product development and relocation grant, ending balance	$-	$1,838,507

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

17.	COMMITMENTS (cont’d…)

Advisory Contract

In February 2014 the Company executed an Engagement Letter with Bloom Burton & Co. (“Bloom Burton”), an investment bank, to retain their services to act as its exclusive agent and financial advisor in connection with a funding strategy for the Company to involve a private financing, that is compatible with the CPRIT grant, followed by an initial public offering on a major North American stock exchange. In exchange for their services, Bloom Burton would receive a percentage of any funds raised and warrants on successful completion of the financing. The Engagement Letter was for a term of nine months and has since expired; however, Bloom Burton retains a right of first refusal on all future financings occurring up to 24 months following the Company’s initial public offering.

The July 2014 Preferred Shares financing, October 2014 Special Warrant financing, and January 2015 Special Warrant financing were completed under the terms of the Advisory Contract (Note 9).

18.	EXPENSES BY NATURE

General and administrative expenses include the following major expenses by nature for the years ended September 30, 2015 and 2014 and the period ended September 30, 2013:

	Year ended September 30, 2015	Year ended September 30, 2014	Period from January 1, 2013 to September 30, 2013

Amortization	$52,490	$25,323	$18,993
Consulting and subcontractor fees	366,543	403,037	168,082
Director fees	161,458	-	-
Investor relations	273,271	-	-
Office, insurance, IT and communications	493,171	53,294	13,947
Professional fees	2,232,235	481,812	64,350
Regulatory fees and transfer agent	694,844	10,300	-
Rent	352,432	39,261	16,843
Salaries and benefits	999,086	95,164	-
Share-based payments (Note 10)	742,455	127,596	-
Travel and entertainment	282,921	13,818	4,176
CPRIT grant claimed on eligible expenses (Note 17)	(145,310)	(91,165)	-

Total	$6,505,596	$1,158,440	$286,391

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
SEPTEMBER 30, 2015

18.	EXPENSES BY NATURE (cont’d…)

Research and development expenses include the following major expenses by nature for the years ended September 30, 2015 and 2014 and the period ended September 30, 2013:

	Year ended September 30, 2015	Year ended September 30, 2014	Period from January 1, 2013 to September 30, 2013

Analytical studies, formulation and testing	$2,838,098	$419,288	$570,252
Clinical	370,723	-	-
Consulting	1,371,842	336,192	178,031
Legal patents and license fees	674,888	336,196	138,043
Manufacturing	3,934,469	447,582	29,530
Other	56,210	29,310	6,000
Royalties	40,000	40,000	-
Salaries and benefits	2,052,538	101,087	-
Share-based payments (Note 10)	889,544	327,774	248,795
Travel	537,605	69,511	36,382
SRED tax credits	(72,407)	(235,470)	(441,928)
CPRIT grant claimed on eligible expenses (Note 17)	(6,802,260)	(1,165,456)	-

Total	$5,891,249	$706,014	$765,105

