Form 20-F
period 2016-09-30
ESSA Pharma Inc.
filed 2016-12-14
CIK 1633932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   September 30, 2016

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

ESSA uses the United States dollar as its reporting currency. All references to “$” or “US$” are to United States dollars and references to “C$” are to Canadian dollars. On December 14, 2016 the noon exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$X. See also Item 3 - “Key Information” for more detailed currency and conversion information.

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

1

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

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors” in Item 3 of this Annual Report. Some of these risks and assumptions include, among others:

2

•	uncertainty as to the Company’s ability to raise additional funding;

•	the Company’s ability to continue as a going concern;

•	the Company’s incurrence of significant losses in every quarter since its inception and anticipation that it will continue to incur significant losses in the future;

•	risks related to raising additional capital, which may include dilution to the Company’s existing shareholders, restrictions on the Company’s operations or requirements to relinquish rights to ESSA’s technologies or any future product candidates;

•	the Company’s limited operating history;

•	risks related to the Company's ability to comply with the CPRIT Agreement;

•	the Company’s future success is dependent primarily on the regulatory approval and commercialization of a single product candidate;

•	risks related to the Company’s ability to continue to license its product candidates or technology from third parties;

•	uncertainty related to the Company’s ability to obtain required regulatory approvals for ESSA’s proposed products;

•	the Company's ability to successfully commercialize its product candidate or other future product candidates;

•	the possibility that the Company’s product candidates may have undesirable side effects:

•	risks related to clinical drug development;

•	risks related to the Company’s ability to conduct a clinical trial or submit a future NDA/NDS or IND/CTA (each, as defined herein);

•	risks related to the Company’s ability to enroll subjects in clinical trials;

•	risks that the FDA (as defined herein) may not accept data from trials conducted in such locations outside the United States;

•	risks related to the Company’s ongoing obligations and continued regulatory review;

•	risks related to potential administrative or judicial sanctions;

•	the risk of increased costs associated with prolonged, delayed or terminated clinical trials;

•	risks related to the Company’s failure to obtain regulatory approval in international jurisdictions;

•	risks related to new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare;

•	the risk that third parties may not carry out their contractual duties;

•	the possibility that the Company’s relationships with CROs (as defined herein) may terminate;
3

•	risks related to the Company’s lack of experience manufacturing its product candidates on a large clinical or commercial sale and its lack of manufacturing facility;

•	the Company’s reliance on proprietary technology;

•	the Company may not be able to protect its intellectual property rights throughout the world;

•	claims by third parties asserting that the Company, or its employees have misappropriated their intellectual property, or claiming ownership of what the Company regards as its intellectual property;

•	risks related to the Company's ability to manage growth;

•	risks related to the Company’s ability to attract and maintain highly qualified personnel;

•	risks related to potential conflicts of interest between the Company and its directors and officers;

•	competition from other biotechnology and pharmaceutical companies;

•	risks related to movements in foreign currency exchange rates;

•	third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain the Company’s future revenues;

•	risks related to the Company’s ability to convince public payors and hospitals to include ESSA’s potential future products on their approved formulary lists;

•	risks related to the Company’s ability to establish an effective sales force and marketing infrastructure, or enter into acceptable third-party sales and marketing or licensing arrangements;

•	risks related to the Company’s ability to achieve or maintain expected levels of market acceptance for its products;

•	risks related to the Company’s ability to realize benefits from acquired businesses or products or form strategic alliances in the future;

•	risks related to collaborations with third parties;

•	risks that employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for ESSA and harm its reputation;

•	risks related to product liability lawsuits;

•	risks related to computer system failures;

•	business disruptions that could seriously harm the Company’s future revenues and financial condition and increase ESSA’s costs and expenses;

•	compulsory licensing and/or generic competition;

•	risks related to the Company’s dependence on the use of information technologies;

•	risks related to the increased costs and effort as a result of ESSA becoming a public company;
4

•	risks inherent in foreign operations;

•	laws and regulations governing international operations may preclude the Company from developing, manufacturing and selling certain product candidates outside of the United States and Canada and require ESSA to develop and implement costly compliance programs;

•	risks related to laws that govern fraud and abuse and patients' rights;

•	risks related to the Company’s ability to comply with environmental, health and safety laws and regulations;

•	risks related to the different disclosure obligations for a U.S. domestic reporting company and a foreign private issuer such as ESSA;

•	risks relating to the Company’s ability to maintain its status as a foreign private issuer in the future;

•	the risk that the Company could become a “passive foreign investment company;”

•	risks related to the Company’s status as an emerging growth company;

•	risks related to United States investors' ability to effect service of process or enforcement of actions against the Company;

•	risks related to the Company's dividend policy;

•	risks associated with future sales of the Company’s securities;

•	risks related to the Company’s ability to implement and maintain effective internal controls;

•	risks related to the Company's ability to maintain an active trading market for its Common Shares;

•	share price volatility associated with the Company’s thinly traded common shares;

•	risks related to market price and trading volume volatility; and

•	risks related to analyst coverage.

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

“NDA” means New Drug Application;

“NDS” means New Drug Submission;

“NEO” means Named Executive Officer;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices;

“NTD” means amino-terminal domain;

“Options” means options to acquire Common Shares;

“Penalty Conversion Ratio” has the meaning given to it under the heading “Outstanding Security Data”;

“PFIC” means a passive foreign investment company;

“Preferred Shares” means the Class A preferred shares in the capital of the Company;

“Project” means ESSA’s development of EPI-506 towards completion of Phase 1/2 clinical proof-of-concept;

“PSA” means prostate-specific antigen;

“QEF” means qualified electing fund;

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

“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002;

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

The following table sets forth selected consolidated financial information for the periods indicated, prepared in accordance with IFRS. In 2013, the Company changed its fiscal year end from December 31 to September 30, commencing with the 2013 fiscal year and to continue each year going forward. The selected consolidated financial information as at and for the nine months ended September 30, 2013 and as at and for the years ended September 30, 2016, September 30, 2015, September 30, 2014, and December 31, 2012 has been derived from ESSA’s audited financial statements and accompanying notes.

The selected consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis” and the audited financial statements and accompanying notes contained elsewhere in this Annual Report. The selected consolidated financial information set out below may not be indicative of ESSA’s future performance.

Figures in US$ unless stated otherwise	Year Ended September 30, 2016	Year Ended September 30, 2015	Year Ended September 30, 2014	Period from January 1, 2013 to September 30, 2013	Year Ended December 31, 2012
Operating Revenues	-	-	-	-	-
Total Operating Expenses	(19,642,164)	(10,328,849)	(1,824,537)	(1,059,740)	(1,888,546)
Net Loss for the Period	(13,139,788)	(9,676,587)	(1,823,929)	(1,058,733)	(1,887,159)
Comprehensive Loss for the Period	(13,477,551)	(11,341,799)	(1,895,667)	(1,058,733)	(1,887,159)
Basic and diluted loss per Common Share	(0.49)	(0.53)	(0.12)	(0.07)	(0.13)
Total Assets	10,402,562	7,539,773	4,201,833	658,541	1,442,036
Net Assets	(536,857)	4,455,512	1,974,128	478,322	1,308,717
Capital Stock (1)	25,974,742	19,419,004	4,193,735	4,193,735	4,193,735
Number of Shares Adjusted to Reflect Changes in Capital	29,096,889	22,629,271	15,687,534	15,687,534	15,687,534
Dividends Declared per Share	-	-	-	-	-

(1)	Excluding long-term debt and redeemable preferred stock.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to ESSA’s Financial Position and Need for Additional Capital

ESSA will have significant additional future capital needs and there are uncertainties as to the Company’s ability to raise additional funding.

Management has forecasted that ESSA’s working capital will not be sufficient to execute its planned expenditures for the coming year. ESSA will require significant additional capital resources to continue and expand its business, including the further development of its only clinical product candidate, EPI-506. Advancing ESSA’s product candidate or acquisition and development of any new products or product candidates will require considerable resources and additional access to capital. In addition, ESSA’s future cash requirements may vary materially from those now expected. For example, ESSA’s future capital requirements may increase if:

•	the Company experiences setbacks in its progress with non-clinical studies or if clinical trials are delayed;

•	the Company is required to perform additional non-clinical studies and clinical trials;

•	the Company elects to develop, acquire or license new technologies, products or businesses;

•	the Company experiences generic competition from other life sciences companies or in more markets than anticipated;

•	the Company experiences delays or unexpected increases in connection with obtaining regulatory approvals in the various markets where ESSA hopes to sell its products;

•	the Company experiences unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either ESSA or ESSA’s competition; or

•	the Company experiences scientific progress sooner than expected in its discovery and R&D projects, if ESSA expands the magnitude and scope of these activities, or if ESSA changes its focus as a result of ESSA’s discoveries.

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

If sufficient capital is not available, ESSA may be required to delay or abandon its business expansion or R&D projects, either of which could have a material adverse effect on ESSA’s business, financial condition, prospects or results of operations.

ESSA’s 2016 year-end financial statements state that its recurring losses and limited cash resources raise substantial doubt as to its ability to continue as a going concern.

ESSA’s financial statements for the year ended September 30, 2016 were prepared on a “going concern basis” and the audit report contains a “going concern qualification” (see the Audit Report on the Financial Statements for the year ended September 30, 2016 and Note 1 to those Financial Statements). ESSA’s financial statements assume it will continue as a going concern, but to be able to do so it will need to raise additional capital to fund its operations until positive operating cash flow is achieved, if ever. There can be no assurance that ESSA will be able to raise sufficient additional capital at terms commercially acceptable, if at all, to continue its operations.1

1 [NTD: ESSA to provide draft financial statements once able. Skadden to review for going concern.]

The Company has incurred significant losses in every quarter since its inception and anticipates that it will continue to incur significant losses in the future and may never generate profits from operations or maintain profitability.

ESSA is a development stage pharmaceutical company with a limited operating history. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. ESSA does not have any products approved by regulatory authorities for marketing or commercial sale and have not generated any revenue from product sales, or otherwise, to date. Furthermore, ESSA continues to incur significant research, development and other expenses related to its ongoing operations. As a result, ESSA is not profitable and has incurred losses in every reporting period since inception in 2009. For the year ended September 30, 2016, September 30, 2015 and September 30, 2014, ESSA reported a net loss of $13,139,788, $9,676,587, and $1,823,929, respectively. As of September 30, 2016, ESSA had an accumulated deficit since inception of $28,240,634.

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

Until the Company can generate substantial revenue from product sales, if ever, the Company expects to finance future cash needs through a combination of private and public equity offerings, debt financings, strategic collaborations and alliances and licensing arrangements. Additional financing that the Company may pursue may involve the sale of its Common Shares or financial instruments that are exchangeable for, or convertible into, its Common Shares, which could result in significant dilution to ESSA’s shareholders and the terms may include liquidation or other preferences that adversely affect the rights of existing shareholders. Additional capital may not be available on reasonable terms, if at all. Furthermore, these securities may have rights senior to those of ESSA’s Common Shares and could contain covenants that include restrictive covenants limiting ESSA’s ability to take important actions and potentially impair ESSA’s competitiveness, such as limitations on ESSA’s ability to incur additional debt, make capital expenditures, acquire, sell or license intellectual property rights or declare dividends. If ESSA raises additional funds through strategic collaborations and alliances or licensing arrangements with third parties, ESSA may have to relinquish valuable rights to technologies or future product candidates, or grant licenses on terms that are not favorable to ESSA. If the Company is unable to raise additional funds when needed, the Company may be required to delay, limit, reduce or terminate its product development or commercialization efforts or grant rights to develop and market product candidates that ESSA would otherwise prefer to develop and market ourselves.

ESSA has a limited operating history, which may make it difficult for you to evaluate the success of ESSA’s business to date and to assess ESSA’s future viability.

The Company’s operations to date have been primarily limited to organizing and staffing ESSA, acquiring the in-licensing of intellectual property, discovering and developing novel small molecule product candidates, conducting preliminary pre-clinical research, and commencing the Phase 1 clinical study. ESSA has not yet obtained regulatory approval for any of the Company’s product candidates. Consequently, evaluating ESSA’s performance, viability or future success will be more difficult than if ESSA had a longer operating history or approved products on the market.

The Company remains subject to the restrictions and conditions of the CPRIT Agreement. Failure to comply with the CPRIT Agreement may adversely affect ESSA’s financial condition and results of operations.

ESSA has relied on the CPRIT Grant to fund a portion of its operations to date. In the third quarter of 2015, ESSA received US$3.7 million from the CPRIT Grant upon the clearance of the IND by the FDA. ESSA expects to receive additional proceeds from the CPRIT Grant of US$5.4 million, expected in Q1 of calendar 2017 upon completion of the Phase 1 safety portion of our Phase 1/2 clinical trial. The CPRIT Grant is subject to ESSA’s compliance with the scope of work outlined in the CPRIT Agreement and demonstration of its progress towards achievement of the milestones set forth in the CPRIT Agreement. If ESSA fails to comply with the terms of the CPRIT Agreement, it may not receive the remaining tranches of the CPRIT Grant or it may be required to reimburse some or the entire CPRIT Grant. Further, the CPRIT Grant may only be applied to a limited number of allowable expenses. Failure to obtain the remaining tranches of the CPRIT Grant or being required to reimburse all or a portion of the CPRIT Grant may cause a halt or delay in ESSA’s ongoing operations, which may adversely affect its financial condition and results of operations.

If the Company fails to comply with the terms of the CPRIT Agreement, CPRIT will have the option to pursue the transfer and assignment of the Company’s rights, title and interest in the intellectual property rights and technologies developed as a result of the CPRIT Grant. Failure to maintain ownership over the Company’s intellectual property and technologies would adversely affect the Company’s financial condition and results of operations.

ESSA’s Product Candidate and Regulatory Matters

ESSA’s future success is dependent primarily on successful completion of its Phase 1 clinical trial.

The Company is conducting a Phase 1 study on its only clinical product candidate, EPI-506, to determine safety, tolerability, maximum tolerated dose and pharmacokinetics. If EPI-506 should prove to be unsafe or not tolerated by patients, the Company’s ability to finance may be severely jeopardized and the Company may not be able to continue as a going concern.

ESSA’s future success is dependent primarily on the regulatory approval and commercialization of a single product, which is still in early clinical development.

The Company does not have any products that have obtained regulatory approval. Currently, ESSA’s only clinical product candidate is EPI-506, and the Company is in the process of conducting a Phase 1/2 clinical study to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and potential therapeutic benefits of EPI-506 in patients with metastatic CRPC. As a result, the Company’s near-term prospects, including its ability to finance its operations and generate revenue, are substantially dependent on its ability to obtain regulatory approval for, and, if approved, to successfully commercialize EPI-506 in a timely manner. ESSA cannot commercialize EPI-506 or other future product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, ESSA cannot commercialize EPI-506 or other future product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. The FDA review process typically varies in time and may take years to complete and approval is not guaranteed. Obtaining regulatory approval of ESSA’s product candidates will depend on many factors, including, but not limited to, the following:

•	successfully completing formulation and process development activities;
•	completing clinical trials that demonstrate the efficacy and safety of ESSA’s product candidates;
•	receiving marketing approval from applicable regulatory authorities;
13

•	establishing commercial manufacturing capabilities;
•	launching commercial sales, marketing and distribution operations;
•	acceptance of ESSA’s product candidates by patients, the medical community and third-party payors;
•	a continued acceptable safety profile following approval; and
•	competing effectively with other therapies, including with respect to the sales and marketing of ESSA’s product candidates, if approved.

Many of these factors are wholly or partially beyond ESSA’s control, including clinical development, the regulatory submission process and changes in the competitive landscape. If ESSA does not achieve one or more of these factors in a timely manner, it could experience significant delays or an inability to develop ESSA’s product candidates at all.

If the Company breaches any of the agreements under which the Company licenses rights to its product candidate or technology from third-parties, the Company could lose license rights that are important to ESSA’s business. ESSA’s current license agreement may not provide an adequate remedy for its breach by the licensor.

ESSA is developing its EPI-series product candidates pursuant to a License Agreement with UBC and the BC Cancer Agency. The Company is subject to a number of risks associated with the Company’s collaboration with UBC and the BC Cancer Agency, including the risk that UBC or the BC Cancer Agency may terminate the license agreement upon the occurrence of certain specified events. ESSA’s license agreement requires, among other things, that the Company make certain payments and use reasonable commercial efforts to meet certain clinical and regulatory milestones. See “Patents and Proprietary Rights” in Item 4 of this Annual Report. If ESSA fails to comply with any of these obligations or otherwise breaches this or similar agreements, UBC, the BC Cancer Agency or any future licensors may have the right to terminate the license. ESSA could also suffer the consequences of non-compliance or breaches by licensors in connection with ESSA’s license agreements. Such non-compliance or breaches by such third parties could in turn result in ESSA’s breaches or defaults under the Company’s agreements with the Company’s other collaboration partners, and the Company could be found liable for damages or lose certain rights, including rights to develop and/or commercialize a product or product candidate. Loss of ESSA’s rights to the Licensed IP or any similar license granted to ESSA in the future, or the exclusivity rights provided therein, could harm ESSA’s financial condition and operating results.

The Company may not be able to obtain required regulatory approvals for the Company’s proposed products.

The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, pricing, export, import and distribution of drug products developed by ESSA or ESSA’s future collaborative partners, if any, is subject to extensive regulation by federal, provincial, state and local governmental authorities and those regulations differ from country to country. ESSA’s potential future product candidates will be principally regulated in the United States by the FDA, in Canada by the TPD, in the European Union by the EMA and the regulators in the individual European Union member countries and by other similar regulatory authorities in Japan and other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by ESSA or ESSA’s future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

ESSA will not be permitted to market any potential products in the United States, Canada or in other countries where ESSA intends to market its potential future product candidates until such product candidate receives approval of a NDA from the FDA or similar approval in other countries as restrictions apply. In the United States, the FDA generally requires the completion of pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before an NDA is approved. This process can take many years and require the expenditure of substantial resources and may include post-marketing studies and surveillance. Regulatory authorities in other jurisdictions impose similar requirements. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization. To date, the Company has not submitted an NDA for any of the Company’s potential products to the FDA or comparable applications to other regulatory authorities. If the Company’s development efforts for potential products are not successful for the treatment of CRPC and regulatory approval is not obtained in a timely fashion or at all, the Company’s business will be adversely affected.

The receipt of required regulatory approvals for the Company’s potential future products is uncertain and subject to a number of risks, including the following:

•	the FDA, IRBs or comparable foreign regulatory authorities may disagree with the design or implementation of the Company’s clinical trials;

•	the Company may not be able to provide acceptable evidence of the safety, efficacy or quality of its potential products;

•	the results of the Company’s clinical trials may not meet the level of statistical or clinical significance required by the FDA or other regulatory agencies for marketing approval;

•	the dosing of the Company’s potential products in a particular clinical trial may not be at an optimal level;

•	patients in the Company’s clinical trials may suffer adverse effects for reasons that may or may not be related to the Company’s potential products;

•	the data collected from the Company’s clinical trials may not be sufficient to support the submission of an NDA for the Company’s potential products or to obtain regulatory approval in the United States, Canada, or elsewhere;

•	the FDA or comparable foreign regulatory authorities may find deficiencies in the manufacturing processes or facilities of third-party manufacturers with which the Company contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering the Company’s clinical data insufficient for approval.

The FDA and other regulators have substantial discretion in the approval process and may refuse to accept any application or may decide that the Company’s data is insufficient for approval and require additional clinical trials, or other studies. In addition, varying interpretations of the data obtained from pre-clinical studies and clinical trials could delay, limit or prevent regulatory approval of the Company’s potential products. ESSA, or ESSA’s future collaborative partner, if any, must obtain and maintain regulatory authorization to conduct clinical trials. ESSA’s pre-clinical research is subject to GLP and other requirements and ESSA’s clinical research is subject to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate ESSA’s data. In addition, the relevant regulatory authority or independent review board may modify, suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Further, the process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon, among other things, the type, complexity and novelty of the prescription product candidates involved, the jurisdiction in which regulatory approval is sought and the substantial discretion of the regulatory authorities. If regulatory approval is obtained in one jurisdiction, that does not necessarily mean that ESSA’s potential products will receive regulatory approval in all jurisdictions in which the Company may seek approval, or any regulatory approval obtained may not be as broad as what was obtained in other jurisdictions. However, the failure to obtain approval for ESSA’s potential products in one or more jurisdictions may negatively impact the Company’s ability to obtain approval in a different jurisdiction. Accordingly, despite ESSA’s expenditures and investment of time and effort, it may be unable to receive required regulatory approvals for product candidates developed by it. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successful, ESSA’s business, financial condition and results of operations may be materially harmed.

ESSA may not be able to successfully commercialize EPI-506 or other future product candidates.

Even if EPI-506 or other future product candidates were to successfully obtain approval from the FDA and comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, may be subject to burdensome post-approval study or risk management requirements, or may be limited to a subset of CRPC patients with limited commercial value. If ESSA is unable to obtain regulatory approval for EPI-506 in one or more jurisdictions, or any approval contains significant limitations, ESSA may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of any other future product candidates that ESSA may discover, in-license, develop or acquire in the future. Also, any regulatory approval of EPI-506 or any future product candidates, once obtained, may be withdrawn. Furthermore, even if ESSA obtains regulatory approval for EPI-506, the commercial success of EPI-506 will depend on a number of factors, including the following:

•	development of a commercial organization or establishment of a commercial collaboration with a commercial infrastructure;

•	establishment of commercially viable pricing and approval for adequate reimbursement from third-party and government payors;

•	the ability of ESSA’s third-party manufacturers to manufacture quantities of EPI-506 using commercially efficient processes and at a scale sufficient to meet anticipated demand and enable ESSA to reduce its cost of manufacturing;

•	ESSA’s success in educating physicians and patients about the benefits, administration and use of EPI-506;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	the effectiveness of ESSA’s own or its potential strategic collaborators’ marketing, sales and distribution strategy and operations;

•	acceptance of EPI-506 as safe and effective by patients and the medical community; and

•	a continued acceptable safety profile of EPI-506 following approval.

Many of these factors are beyond ESSA’s control. If ESSA, or its potential commercialization collaborators, are unable to successfully commercialize EPI-506, ESSA may not be able to earn sufficient revenues to continue the Company’s business.

The Company’s product candidates may have undesirable side effects that may delay or prevent marketing approval or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Although EPI-506 and any other future product candidates will undergo safety testing, not all adverse effects of drugs can be predicted or anticipated. Unforeseen side effects from any of ESSA’s product candidates could arise either during clinical development or, if approved by regulatory authorities, after the approved product has been marketed. EPI-506 is still in early clinical development., and is in the process of being tested in humans.  The results of future clinical trials may show that EPI-506 or any other future product candidate cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities, or result in marketing approval from the FDA and other regulatory authorities with restrictive label warnings, limited patient populations or potential product liability claims.

If any of ESSA’s product candidates receive marketing approval and it or others later identify undesirable or unacceptable side effects caused by such products:

•	regulatory authorities may require us to take ESSA’s approved product off the market;
•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;
•	it may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;
•	it may be subject to limitations on how it may promote the product;
•	sales of the product may decrease significantly;
•	it may be subject to litigation or product liability claims; and
•	ESSA’s reputation may suffer.

Any of these events could prevent ESSA or its future collaborative partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent ESSA from generating significant revenue from the sale of ESSA’s products.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, results of earlier studies and trials may not be predictive of future trial results and ESSA’s current product candidate may not have favourable results in later trials or in the commercial setting.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. ESSA’s planned clinical trials may produce negative or inconclusive results, and ESSA or any of its current and future collaborators may decide, or regulators may require ESSA, to conduct additional clinical or pre-clinical testing. The results of pre-clinical studies and early clinical trials may not be predictive of the results of later-stage clinical trials. Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials. The Company cannot assure you that the FDA/TPD or other similar government bodies will view the results as the Company does or that any future trials of ESSA’s proposed products for other indications will achieve positive results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials.

A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Any future clinical trial results for ESSA’s proposed products may not be successful. Similarly, preclinical interim results of a clinical trial do not necessarily predict final results. A number of factors could contribute to a lack of favorable safety and efficacy results for ESSA’s proposed products for other indications. For example, such trials could result in increased variability due to varying site characteristics, such as local standards of care, differences in evaluation period and due to varying patient characteristics including demographic factors and health status. There can be no assurance that the Company’s clinical trials will demonstrate sufficient safety and efficacy for the FDA or TPD to approve ESSA’s potential products for the treatment of CRPC, or any other indication that the Company may consider in any additional NDA or NDS submissions for ESSA’s potential products.

The Company will be required to demonstrate through larger-scale clinical trials that any potential future product is safe and effective for use in a diverse population before ESSA can seek regulatory approvals for its commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials. If ESSA’s potential products fail to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, the Company could experience potentially significant delays in, or be required to abandon development of, ESSA’s product candidate, EPI-506, currently under development.

In addition, clinical trials and nonclinical studies performed by research organizations and other independent third parties may yield negative results regarding the effect of ESSA’s potential products on CRPC, either in absolute terms or relative to other products.

As an organization, ESSA has never conducted a clinical trial or previously submitted an NDA/NDS and may be unable to do so for EPI-506 or any other future products ESSA develops.

ESSA has initiated Phase 1 of its clinical development stage for EPI-506. However, ESSA still needs to conduct Phase 2 and Phase 3 of clinical trials. The conduct of Phase 3 clinical trials and the submission of a successful IND or CTA and NDA or NDS is a complicated process. As an organization, ESSA has not conducted a clinical trial before, has limited experience in preparing, submitting and prosecuting regulatory filings and has not submitted an NDA/NDS. ESSA’s interactions with the FDA to date have been limited to the current clinical trial. Consequently, even if ESSA’s initial clinical trials are successful, the Company may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to NDA or NDS submission and approval of ESSA’s proposed products or any other future product candidate ESSA may develop. The Company may require more time and incur greater costs than competitors and may not succeed in obtaining regulatory approvals of products that the Company develops. Failure to commence or complete, or delays in, ESSA’s planned clinical trials, would prevent ESSA from or delay ESSA in commercializing proposed products or any other future product candidate ESSA develops.

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

If ESSA experiences delays in the completion or termination of any clinical trial of EPI-506 or any future product candidates, the commercial prospects of product candidates will be harmed, and ESSA’s ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing ESSA’s clinical trials will increase costs, slow down product candidate development and approval process and could shorten any periods during which ESSA may have the exclusive right to commercialize product candidates or allow competitors to bring products to market before ESSA does, and jeopardize ESSA’s ability to commence product sales, which would impair ESSA’s ability to generate revenues and may harm ESSA’s business, results of operations, financial condition and cash flows and future prospects. In addition, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of ESSA’s proposed products or future product candidates.

ESSA intends to conduct trials for existing or future product candidates at sites outside the United States and the FDA may not accept data from trials conducted in such locations.

Following receipt of a “no objection letter” related to its CTA in Canada, ESSA is conducting one or more clinical trials in Canada. ESSA may in the future choose to conduct more clinical trials outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the studies also complied with all applicable U.S. laws and regulations. There can be no assurance the FDA will accept data from trials conducted outside of the United States. If the FDA chooses to not accept data collected outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt the development of the Company’s proposed products or any future product candidates.

Even if the Company obtains marketing approval for any potential products, the Company will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

Even if the Company obtains U.S. or Canadian regulatory approval for its product candidate, EPI-506, which would not occur until the Company successfully completes multiple clinical trials, including Phase 3 clinical trials, the FDA or TPD may still impose significant restrictions on its indicated uses or marketing or the conditions of approval, or impose ongoing requirements for potentially costly and time-consuming post-approval studies, including Phase 4 clinical trials or clinical outcome studies and post-market surveillance to monitor the safety and efficacy of ESSA’s potential products. Even if the Company secures U.S. or Canadian regulatory approval, the Company would continue to be subject to ongoing regulatory requirements governing manufacturing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, recordkeeping and reporting of adverse events and other post-market information. These requirements include registration with the FDA, as well as continued compliance with GCP obligations, for any clinical trials that the Company conducts post approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents.

With respect to any product candidates for which ESSA obtains regulatory approval, ESSA will be subject to post-marketing regulatory obligations, including the requirements by the FDA, EMA and similar agencies in other jurisdictions to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit ESSA’s ability to successfully commercialize approved products.

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

Sales and marketing of pharmaceutical products are subject to extensive federal and state or provincial laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing and are also subject to consumer protection and unfair competition laws. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on ESSA and ESSA’s collaborators. To the extent any future ESSA products are marketed by collaborators, ESSA’s ability to ensure their compliance with applicable regulations will be limited. In addition, ESSA is subject to regulations governing the design, testing, control, manufacturing, distribution, labeling, quality assurance, packaging, storage, shipping, import and export of ESSA’s products and product candidates.

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

If clinical trials for ESSA’s product candidates are prolonged, delayed or stopped, ESSA may be unable to obtain regulatory approval and commercialize ESSA’s product candidates on a timely basis, or at all, which would require ESSA to incur additional costs and delay receipt of any product revenue.

ESSA is currently enrolling a Phase 1/2 clinical trial of EPI-506 in patients metastatic Castration-resistant Prostate cancer (“CRPC”). ESSA may experience delays in its ongoing or future preclinical studies or clinical trials, and ESSA does not know whether future preclinical studies or clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. The commencement of these planned clinical trials could be substantially delayed or prevented by several factors, including:

•	further discussions with the FDA or other regulatory agencies regarding the scope or design of ESSA’s clinical trials;
•	the limited number of, and competition for, suitable sites to conduct ESSA’s clinical trials, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as ESSA’s product candidates;
•	any delay or failure to obtain regulatory approval or agreement to commence a clinical trial in any of the countries where enrollment is planned;
•	inability to obtain sufficient funds required for a clinical trial;
•	clinical holds on, or other regulatory objections to, a new or ongoing clinical trial;
•	delay or failure to manufacture sufficient supplies of the product candidate for ESSA’s clinical trials;
•	delay or failure to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or clinical research organizations (“CROs”), the terms of which can be subject to extensive negotiation and may vary significantly among different sites or CROs; and
•	delay or failure to obtain institutional review board, or IRB, approval to conduct a clinical trial at a prospective site.
20

The completion of ESSA’s clinical trials, once started, could also be substantially delayed or prevented by several factors, including:

•	slower than expected rates of patient recruitment and enrollment;
•	failure of patients to complete the clinical trial;
•	the inability to enroll a sufficient number of patients in studies to ensure adequate statistical power to detect statistically significant treatment effects;
•	unforeseen safety issues, including severe or unexpected drug-related adverse effects experienced by patients, including possible deaths;
•	lack of efficacy during clinical trials;
•	termination of ESSA’s clinical trials by one or more clinical trial sites;
•	inability or unwillingness of patients or clinical investigators to follow ESSA’s clinical trial protocols;
•	inability to monitor patients adequately during or after treatment by ESSA and/or ESSA’s CROs;
•	ESSA’s CROs or clinical study sites failing to comply with regulatory requirements or meet their contractual obligations to ESSA in a timely manner, or at all, deviating from the protocol or dropping out of a study;
•	the inability to produce or obtain sufficient quantities of the product candidate to complete clinical studies;
•	in ability to address any noncompliance with regulatory requirements or safety concerns that arise during the course of a clinical trial; and
•	the need to repeat or terminate clinical trials as a result of inconclusive or negative results or unforeseen complications in testing.

Changes in regulatory requirements, policies and guidelines may also occur and ESSA may need to significantly amend clinical trial protocols to reflect these changes with appropriate regulatory authorities. Such changes may require ESSA to renegotiate terms with CROs or resubmit clinical trial protocols to IRBs for re-examination, which may impact the costs, timing or successful completion of a clinical trial. ESSA’s clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, the IRB overseeing the clinical trial at issue, any of ESSA’s clinical trial sites with respect to that site, or ESSA, due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or ESSA’s clinical protocols;
•	unforeseen safety issues or any determination that a clinical trial presents unacceptable health risks;
•	lack of adequate funding to continue the clinical trial due to unforeseen costs or other business decisions; and
•	upon a breach or pursuant to the terms of any agreement with, or for any other reason by, current or future collaborators that have responsibility for the clinical development of any of ESSA’s product candidates.

Product development costs for any of ESSA’s potential products will increase if it has delays in testing or approval or if the Company needs to perform more or larger clinical studies than planned. Additionally, changes in regulatory requirements and policies may occur and the Company may need to amend clinical study protocols to reflect these changes. Amendments may require the Company to resubmit its clinical study protocols to the FDA, TPD or similar regulatory authorities or IRBs for re-examination, which may impact the costs, timing or successful completion of that study. Any delays in completing the Company’s future clinical trials will increase its costs, slow down its development and approval process and jeopardize its ability to generate revenues. Any of these occurrences may have a material adverse effect on the Company’s business, financial condition and prospects.

Failure to obtain regulatory approval in international jurisdictions would prevent any future product candidates from being marketed outside the United States or Canada.

In order to market and sell ESSA’s potential future products in the European Union and many other jurisdictions, it must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA or TPD approval. The regulatory approval process outside of the United States or Canada generally includes all of the risks associated with obtaining FDA or TPD approval. In addition, in many countries outside the United States or Canada, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for ESSA and could delay or prevent the introduction of its potential products in certain countries. ESSA may not obtain approvals from regulatory authorities outside the United States or Canada on a timely basis, if at all. A failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. ESSA may not be able to file for marketing approvals and may not receive necessary approvals to commercialize its potential products in any market. If ESSA is unable to obtain approval of any of its future product candidates by regulatory authorities in the European Union or another jurisdiction, the commercial prospects of that product candidate may be significantly diminished and its business prospects could decline.

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

In the United States, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, also called the Medicare Modernization Act or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, the Company expects that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that the Company receives for ESSA’s potential products and could seriously harm its business. While the MMA applies only to drug benefits for Medicare beneficiaries, private health insurance companies often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private health insurance companies.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “Health Care Reform Law”), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law, among other things, increased the amount of Medicaid drug rebates to states. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may possibly require the Company to modify its business practices with healthcare practitioners. Some of the provisions of the Health Care Reform Law have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges, which ESSA expects to continue in light of the pending change in administrations following the presidential election. Thus, the full impact of the Health Care Reform Law on ESSA’s business remains unclear.

ESSA’s business may be materially adversely affected by new legislation, new regulatory requirements and the continuing efforts of governmental and third-party payors to contain or reduce the costs of healthcare through various means.

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

ESSA relies on third parties to conduct its preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, this could substantially harm ESSA’s business because it may not be able to obtain regulatory approval for or commercialize EPI-506 or its future product candidates in a timely manner or at all.

ESSA has extensively relied upon and plans to continue to extensively rely upon third-party CROs to monitor and manage data for its ongoing preclinical and clinical programs. ESSA relies on these parties for execution of its preclinical studies and clinical trials, and it controls only some aspects of their activities. Nevertheless, ESSA is responsible for ensuring that each of its studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and ESSA’s reliance on the CROs does not relieve it of these responsibilities. ESSA also relies on third parties to assist in conducting its preclinical studies in accordance with GLP and the Animal Welfare Act requirements. ESSA and its CROs are required to comply with federal regulations and current GCP, which are international standards meant to protect the rights and health of patients that are enforced by the FDA and comparable foreign regulatory authorities for all of ESSA’s products in clinical development. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If ESSA or any of its CROs fail to comply with applicable GCP, the clinical data generated in ESSA’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require it to perform additional clinical trials before approving ESSA’s marketing applications. ESSA cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical trials comply with GCP requirements. In addition, ESSA’s clinical trials must be conducted with product produced under cGMP requirements. Failure to comply with these regulations may require ESSA to repeat preclinical studies and clinical trials, which would delay the regulatory approval process.

ESSA’s CROs are not its employees, and except for remedies available to it under ESSA’s agreements with such CROs, it cannot control whether or not they devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, ESSA’s clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize EPI-506 or future product candidates. As a result, ESSA’s results of operations and the commercial prospects for EPI-506 and its future product candidates would be harmed, its costs could increase and its ability to generate revenues could be delayed.

Because ESSA has relied on third parties, its internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to ESSA’s standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires ESSA to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. ESSA currently has a small number of employees, which limits the internal resources we have available to identify and monitor third-party providers. To the extent ESSA is unable to identify and successfully manage the performance of third-party service providers in the future, its business may be adversely affected. Though ESSA carefully manages its relationships with its CROs, there can be no assurance that it will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on ESSA’s business, results of operations, financial condition and cash flows and future prospects.

If ESSA’s relationships with CROs terminate, its drug development efforts could be delayed.

ESSA relies on third-party vendors and CROs for preclinical studies and clinical trials related to its drug development efforts. Switching or adding additional CROs would involve additional cost and requires management time and focus. ESSA’s CROs have the right to terminate their agreements with it in the event of an uncured material breach. If any of ESSA’s relationships with its third-party CROs terminate, it could experience a significant delay in identifying, qualifying and managing performance of a comparable third-party service provider, which could adversely affect its development programs. In addition, there is a natural transition period when a new CRO commences work and the new CRO may not provide the same type or level of services as the original provider. ESSA may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms.

ESSA has no experience manufacturing its product candidate on a large clinical or commercial scale and has no manufacturing facility. As a result, ESSA may in the future be dependent on third party manufacturers for the manufacture of EPI 506 or any other future product candidate as well as on third parties for ESSA’s supply chain, and if ESSA experiences problems with any future third parties, the manufacturing of ESSA’s potential product candidates or products could be delayed.

ESSA does not own or operate facilities for the manufacture of future potential product candidates. ESSA currently has no plans to build internal clinical or commercial scale manufacturing capabilities. As a result, ESSA potentially may rely on third-party CMOs, in the future, for the chemical manufacture of active pharmaceutical ingredients for ESSA’s potential products. Also, ESSA may potentially rely on another CMO for the production of the final product formulation. To meet ESSA’s projected potential needs for clinical supplies to support its activities through regulatory approval and commercial manufacturing, the CMOs with whom ESSA may potentially work will need to increase the scale of production. ESSA may need to identify additional CMOs for continued production of supply for product candidates in the event the current potential CMOs ESSA chooses to utilize are unable to scale production, or if ESSA otherwise experiences any problems with them. Although alternative third-party suppliers with the necessary manufacturing and regulatory expertise and facilities exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers. ESSA may encounter technical difficulties or delays in the transfer of any future potential product manufacturing on a commercial scale to additional third-party manufacturers. ESSA may be unable to enter into agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms. If ESSA is unable to arrange for alternative third-party manufacturing sources or to do so on commercially reasonable terms or in a timely manner, ESSA may not be able to complete development of its potential product candidates, market or distribute them.

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

Risks Related to ESSA’s Intellectual Property

ESSA relies on proprietary technology, the protection of which can be unpredictable and costly.

The Company’s activities depend, in part, on its ability to (i) obtain and maintain patents, trade secret protection and operate without infringing the intellectual proprietary rights of third parties, (ii) successfully defend these patents (including patents owned by or licensed to the Company) against third-party challenges and (iii) successfully enforce these patents against third-party competitors. There is no assurance that the Company will be granted such patents or proprietary technology or that such granted patents or proprietary technology will not be circumvented through the adoption of a competitive, though non-infringing, process or product. The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in interpretations of patent laws may diminish the value of the Company’s intellectual property. Accordingly, the Company cannot predict the breadth of claims that may be allowable or enforceable in its patents (including patents owned by or licensed to the Company). Failure to protect the Company’s existing and future intellectual property rights could seriously harm its business and prospects and may result in the loss of its ability to exclude others from using the Company’s technology or its own right to use the technologies. If the Company does not adequately ensure the right to use certain technologies, it may have to pay others for the right to use their intellectual property, pay damages for infringement or misappropriation or be enjoined from using such intellectual property. The Company’s patents do not guarantee the right to use the technologies if other parties own intellectual property rights that are necessary in order to use such technologies. The Company’s patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.

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

ESSA may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on EPI-506 and ESSA’s future product candidates throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States or federal and provincial laws in Canada. Consequently, ESSA may not be able to prevent third-parties from practicing its inventions in all countries outside the United States or Canada, or from selling or importing products made using its inventions in and into the United States, Canada or other jurisdictions. Competitors may use ESSA’s technologies in jurisdictions where it has not obtained patent protection to develop their own products, and may export otherwise infringing products to territories where ESSA has patent protection, but where enforcement is not as strong as that in the United States or Canada. These products may compete with ESSA’s products in jurisdictions where it does not have any issued patents and its patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for ESSA to stop the infringement of its patents or marketing of competing products in violation of its proprietary rights generally. Proceedings to enforce ESSA’s patent rights in foreign jurisdictions could result in substantial cost and divert its efforts and attention from other aspects of its business. ESSA may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful.

The requirements for patentability may differ in certain countries, particularly developing countries. For example, unlike other countries, China has a heightened requirement for patentability, and specifically requires a detailed description of medical uses of a claimed drug. In India, unlike the United States, there is no link between regulatory approval of a drug and its patent status. Furthermore, generic or biosimilar drug manufacturers or other competitors may challenge the scope, validity or enforceability of ESSA’s patents, requiring it to engage in complex, lengthy and costly litigation or other proceedings. Generic or biosimilar drug manufacturers may develop, seek approval for, and launch biosimilar versions of ESSA’s products. In addition to India, certain countries in Europe and developing countries, including China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, ESSA may have limited remedies if patents are infringed or if it is compelled to grant a license to a third-party, which could materially diminish the value of those patents. This could limit ESSA’s potential revenue opportunities. Accordingly, ESSA’s efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it owns or licenses.

ESSA may be subject to claims by third-parties asserting that ESSA, or ESSA’s employees have misappropriated their intellectual property, or claiming ownership of what ESSA regards as its own intellectual property.

Certain of ESSA’s employees, including senior management, were previously employed, or continue to be employed, at universities or other public institutions, or at other biotechnology or pharmaceutical companies, including ESSA’s competitors or potential competitors. Some of these employees, executed proprietary rights, nondisclosure and noncompetition agreements, in connection with such previous employment. ESSA may be subject to claims that ESSA, or these employees, have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. If ESSA fails in prosecuting or defending any such claims, in addition to paying monetary damages, ESSA may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third-party, and ESSA could be required to obtain a license from such third-party to commercialize ESSA’s technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if ESSA is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Obtaining and maintaining ESSA’s patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the United States Patent and Trademark Office (“USPTO”), the Canadian Intellectual Property Office (“CIPO”) and other foreign patent agencies in several stages over the lifetime of the patent. The USPTO, CIPO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If ESSA or its future potential licensors fail to maintain the patents and patent applications covering EPI-506 or future product candidates, ESSA’s competitive position would be adversely affected.

Other Risks Related to ESSA’s Business

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

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Company’s potential competitors in the United States, Canada, and globally include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies and specialized cancer treatment companies. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as ESSA does. Due to the size of the prostate cancer treatment market and the large unmet medical need for products that treat CRPC, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with EPI-506 or the Company’s future product candidates.

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

ESSA’s business may expand internationally and as a result, a significant portion of its revenues, expenses, current assets and current liabilities may be preliminary denominated in foreign currencies, while its financial statements are expressed in U.S. dollars. A decrease in the value of such foreign currencies relative to the U.S. dollar could result in losses in revenues from currency exchange rate fluctuations. To date, ESSA has not hedged against risks associated with foreign exchange rate exposure. ESSA cannot be sure that any hedging techniques it may implement in the future will be successful or that its business, financial condition, and results of operations will not be materially adversely affected by exchange rate fluctuations.

Third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain the Company’s future revenues.

In many of the markets ESSA hopes to sell future products in, successful commercialization of any product candidate will depend, in part, on the extent to which coverage and reimbursement for these product candidates and related treatments will be available from government healthcare programs, private health insurers, managed care plans and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require ESSA to provide scientific and clinical support for the use of ESSA’s products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

A primary trend in the U.S. healthcare industry is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. ESSA cannot be sure that coverage and reimbursement will be available for any product candidates that it or any future collaborator commercialize and, if reimbursement is available, the level of reimbursement. In addition, coverage and reimbursement may impact the demand for, or the price of, any product candidate for which ESSA or a collaborator obtains marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, ESSA or its collaborators may not be able to successfully commercialize any product candidate for which marketing approval is obtained.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the TPD, FDA or other regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers ESSA’s costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also be insufficient to cover ESSA’s and any collaborator’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payers and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. ESSA’s or any collaborator’s inability to promptly obtain coverage and profitable payment rates from both government-funded and private payers for any approved products that ESSA or its collaborators develop could have a material adverse effect on ESSA’s operating results, ability to raise capital needed to commercialize product candidates and overall financial condition.

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

Also, the anticipated benefit of any joint venture or acquisition may not materialize or such strategic alliance, joint venture or acquisition may be prohibited. In November 2016, ESSA entered into a loan and security agreement with Silicon Valley Bank (the “2016 Loan and Security Agreement”). The 2016 Loan and Security Agreement restricts ESSA’s ability to pursue certain mergers, acquisitions, amalgamations or consolidations that it may believe to be in its best interest. Additionally, future acquisitions or dispositions could result in potentially dilutive issuances of ESSA’s equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm ESSA’s financial condition. ESSA cannot predict the number, timing or size of future joint ventures or acquisitions, or the effect that any such transactions might have on its operating results.

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

Compulsory licensing or generic competition may affect the Company’s business in certain countries.

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

Several key areas of ESSA’s business depend on the use of information technologies. Despite ESSA’s best efforts to prevent such behavior, third-parties may nonetheless attempt to hack into ESSA’s systems and obtain data relating to ESSA’s pre-clinical studies or proprietary information on potential products. If ESSA fails to maintain or protect ESSA’s information systems and data integrity effectively, ESSA could lose, have difficulty attracting customers, have difficulty preventing, detecting, and controlling fraud, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. While ESSA has invested in the protection of data and information technology, there can be no assurance that ESSA’s efforts, or those of ESSA’s third-party collaborators, if any, to implement adequate security and quality measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could have a material adverse effect on ESSA’s business, operating results and financial condition.

ESSA incurs significantly increased costs and devotes substantial management time as a result of operating as a public company.

As a public company, ESSA incurs significant legal, accounting and other expenses that it did not incur as a private company or as a Canadian public company. For example, ESSA is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. ESSA’s continued compliance with these requirements increase its legal and financial compliance costs and make some activities more time consuming and costly. In addition, ESSA’s management and other personnel need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, ESSA may or in the future incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley, which involves annual assessments of a company’s internal controls over financial reporting. ESSA may in the future need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. ESSA cannot always predict or estimate the amount of additional costs incurred as a result of becoming a public company or the timing of such costs.

Risks Related to Additional Legal Compliance and Regulatory Matters

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

ESSA is subject to numerous environmental, health and safety laws and regulations in the United States and in Canada, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. ESSA’s operations involve the use of hazardous and flammable materials, including chemicals and biological materials. ESSA’s operations also produce hazardous waste products. The Company generally contracts with third parties for the disposal of these materials and wastes. ESSA cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from ESSA’s use of hazardous materials, it could be held liable for any resulting damages, and any liability could exceed its resources. ESSA also could incur significant costs associated with civil or criminal fines and penalties.

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

There is a risk that ESSA is or could become a “passive foreign investment company” which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors.

ESSA believes it may have been classified as a PFIC for the taxable year ending September 30, 2016. Furthermore, ESSA believes it may be classified as a PFIC for the current taxable year and in future taxable years. However, the determination as to whether ESSA is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. If ESSA is a PFIC for any taxable year during which a U.S. Holder (as defined under “Certain United States Federal Income Tax Considerations”) holds the Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read “Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules” for more information and consult their own tax advisors regarding the likelihood and consequences of ESSA being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a qualified electing fund (“QEF”) election (including a protective election), which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

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

The Company is incorporated under the laws of the Province of British Columbia, Canada. Its directors and officers reside in Canada or the United States. Because a number of these persons and a substantial portion of the assets of the Company are located outside the United States, it will be difficult for United States investors to effect service of process in the United States upon the Company or the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act or other United States laws. There is substantial doubt as to whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities and whether a judgment of a United States court predicated solely upon such civil liabilities would be enforceable in Canada by a Canadian court.

Risks Relating to ESSA’s Common Shares

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

The Company may experience future sales or issue additional securities.

The market price of the Company’s equity securities could decline as a result of issuances of securities by the Company or sales by the Company’s existing shareholders of Common Shares in the market, or the perception that such sales could occur. Sales of Common Shares by shareholders might also make it more difficulty for the Company to sell equity securities at a time and price that the Company deems appropriate. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect the prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

If ESSA is unable to implement and maintain effective internal controls over financial reporting in the future, ESSA may not be able to report financial results accurately or prevent fraud. In that case, investors may lose confidence in the accuracy and completeness of ESSA’s financial reports and the market price of ESSA’s common shares may be negatively affected.

Maintaining effective internal control over financial reporting is necessary for ESSA to produce reliable financial reports and is important in helping to prevent financial fraud. If ESSA is unable to maintain adequate internal controls, ESSA’s business and operating results could be harmed. As a non-accelerated public company, ESSA is not currently required to comply with Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). ESSA is no longer considered a “venture issuer” by virtue of having its securities listed on the TSX in July 2015. Non-venture issuers must establish and maintain disclosure controls and procedures and internal control over financial reporting. ESSA will be required to certify that it has established disclosure controls and procedures and internal controls over financial reporting for the period ended September 3, 2016. Pursuant to National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”), ESSA evaluates how to document and test internal control procedures to satisfy the requirements of Section 404(a) of Sarbanes-Oxley and the related rules of the SEC and NI 52-109, which require, among other things, ESSA’s management to assess annually the effectiveness of ESSA’s internal control over financial reporting. During the course of this documentation and testing, ESSA may identify weaknesses or deficiencies that ESSA may be unable to remedy.

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

Although ESSA has listed the Common Shares on the Nasdaq and the TSX, an active trading market for the Common Shares may not be sustained. For example, certain trading days in the year ended September 30, 2016 resulted in no volume of trading of ESSA’s common shares on either of the NASDAQ or the TSX. If an active trading market for the Common Shares is not maintained, the liquidity of the Common Shares and the prices that may be obtained for the Common Shares will be adversely affected.

ESSA's Common Shares are thinly traded, the prices at which Common Shares trade are volatile and the buying or selling actions of a few shareholders may adversely affect ESSA's share price.

As of September 30, 2016, ESSA's public float, which is defined as Common Shares outstanding minus Common Shares held by officers, directors, or beneficial holders of greater than 10% of ESSA's outstanding Common Shares, represented approximately 70% of ESSA's outstanding Common Shares.  In addition, the Company is aware of a number of significant shareholders, defined as a holding greater than 5%, who have participated in recent financings. The average number of shares traded in any given day over the past year has been relatively small compared to the public float. Thus, the actions of a few shareholders either buying or selling ESSA's Common Shares may adversely affect the price of the Common Shares. Historically, securities similar to ESSA's Common Shares have experienced extreme price and volume fluctuations that do not necessarily relate to operating performance and could result in rapid and substantial losses for shareholders.

The market price and trading volume of ESSA's Common Shares may be volatile, which could result in rapid and substantial losses for its shareholders or securities litigation.

The market price of ESSA's Common Shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in the Common Shares may fluctuate and cause significant price variations to occur as demonstrated by ESSA’s share price’s low on the TSX (C$3.04) and corresponding high (C$9.10) for the year ended September 30, 2016. Adding further uncertainty to the market price of ESSA's Common Shares is its relatively limited trading history on the NASDAQ, where it began trading on July 9, 2015. For the year ended September 30, 2016, ESSA’s share price’s low on the NASDAQ was $2.25 and corresponding high was $7.00. The market price of the Common Shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect ESSA's share price or result in fluctuations in the price or trading volume of the Common Shares include:

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

Stock markets in the United States and Canada have experienced extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as acts of terrorism, prolonged economic uncertainty, a recession or interest rate or currency rate fluctuations, could adversely affect the market price of ESSA's Common Shares resulting in substantial losses for shareholders. Also, in the past, companies that have experienced volatility in the market price of their common shares have been subject to securities litigation. ESSA may be the target of this type of litigation in the future. Securities litigation against ESSA could result in substantial costs and divert management’s attention from other business concerns, which could materially harm ESSA’s business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about ESSA’s business, its stock price and trading volume could decline.

The trading market for ESSA’s Common Shares depends in part on the research and reports that securities or industry analysts publish about it, or its business. If one or more of the securities or industry analysts who cover ESSA downgrade its Common Shares or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of ESSA or fail to publish reports on it regularly, demand for ESSA’s stock could decrease, which might cause its stock price and trading volume to decline.

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

Since July 28, 2015, the Company has been trading its Common Shares under the symbol “EPI” on the TSX after graduating from the TSX-V. Since July 9, 2015, the Company has been trading its Common Shares on the Nasdaq under the symbol “EPIX.”

2.	Summary Corporate History and Intercorporate Relationships

Intercorporate Relationships

The Company has one wholly-owned subsidiary, ESSA Pharmaceuticals Corp. (“ESSA Texas”), existing under the laws of the State of Texas.

Overview

ESSA is a pharmaceutical company, currently in the clinical development stage, that is focused on the development of small molecule drugs for the treatment of castration-resistant prostate cancer (“CRPC”). The Company is developing drugs which selectively block the amino-terminal domain (“NTD”) of the androgen receptor (“AR”), potentially overcoming the known AR-dependent resistance mechanisms of CRPC and providing CRPC patients with the potential for increased progression-free and overall survival.

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

ESSA began substantive operations in 2010 with the licensing of intellectual property related to the research of Drs. Sadar and Andersen from the BC Cancer Agency and UBC (see “Patents and Proprietary Rights” in Item 4 of this Annual Report), and completion of a seed round financing. The 2010 seed financing raised a total of C$1,350,000 at a price of C$0.50 per Common Share from qualified investors on a private placement basis.

2011

In 2011, the Company invested C$674,000 in research activities which were necessary for the selection of a variant of ESSA’s lead compound, EPI-001, that would be suitable to take forward into clinical development. Since many such EPI-001 variants had been identified that were effective in blocking the growth of human prostate cancer xenografts, this process took significant time. A “xenograft” is an experiment in which tissue from one species of animal is grafted into another species. In the context of ESSA’s prostate cancer program, this involves grafting human prostate cancer tumor cell lines sub-cutaneously into mice, and measuring the growth rate of the resulting engrafted human tumor. A team of consultants was assembled who possessed the expertise and experience required to assist the Company in this endeavour. The key objective in this search was to identify a compound with higher potency than EPI-002, the best stereoisomer of the lead compound. The term “stereoisomer” means a molecule that is a mirror-image of another molecule that has identical chemical composition. By late 2011, ESSA had identified a compound named EPI-0011, which was highly potent and appeared suitable for further development.

2012

Between April and July 2012, ESSA undertook a second financing (the “2012 Financing”) from qualified investors on a private placement basis in order to finance the development of EPI-0011 to the IND phase. The 2012 Financing raised an aggregate of C$2,390,000 at a price of C$0.80 per Common Share. Subject to certain exempt issuances, the subscription agreements entered into between the Company and investors in connection with the 2012 Financing included anti-dilution rights in the event the Company issues additional equity securities of the Company or securities convertible into equity securities of the Company at an issue price (or conversion, exchange or exercise price, as applicable) that is less than C$0.80. These anti-dilution rights expire on the earlier of (i) the three year anniversary of the date the Common Shares were issued to each such investor; (ii) the date the Company completes an initial public offering; (iii) the date the Company completes the sale of all or substantially all of its assets; and (iv) the date on which any person, acquires, directly or indirectly, any voting security of the Company and, immediately after such acquisition, directly or indirectly owns, or exercises control and direction over, voting securities representing more than 50% of the total voting power of all of the then outstanding voting securities of the Company.

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

Also in 2012, ESSA applied to the Cancer Prevention and Research Institute of Texas (“CPRIT”) for a $12,000,000 grant (the “CPRIT Grant”) to help fund the clinical development of ESSA’s program. In late 2012, ESSA was informed that CPRIT staff had recommended approval of the CPRIT Grant.

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

 Pursuant to the terms of the CPRIT Agreement, CPRIT agreed to disburse to the Company up to $12,000,000 to be used in connection with ESSA’s development of EPI-506 towards completion of Phase 1/2 clinical proof-of-concept (in this section, the “Project”), to be advanced upon request by the Company. If the Company does not request, or CPRIT’s oversight committee does not authorize, advancement of funds for some or the entire CPRIT Grant proceeds, disbursement of CPRIT Grant proceeds for services performed and allowable expenses and costs incurred in connection with the Project will be on a reimbursement basis. Each year, the Company must confirm to CPRIT that it has funds dedicated to the Project equal to one half of the amount of the CPRIT Grant funds disbursed each fiscal year during the term of the CPRIT Agreement.

In addition, the Company must conduct the Project within the State of Texas with Texas-based employees, contractors and/or collaborators unless otherwise allowed under the CPRIT Agreement and must use good faith efforts to purchase goods and services from suppliers in Texas to the extent reasonably possible, with a goal of achieving more than 50% of such purchases from suppliers in Texas, as well as reasonable efforts to purchase from certain under-utilized businesses enumerated by CPRIT. As of the date of this Annual Report, the Company has complied with these obligations by incorporating a subsidiary under the laws of the State of Texas, opening an office in Houston, Texas and basing senior staff in the Company’s Houston office.

The CPRIT Grant is subject to the Company’s compliance with the scope of work outlined in the CPRIT Agreement and demonstration of its progress towards achievement of the milestones set forth in the CPRIT Agreement. On July 31, 2014, the Company received $2,791,333 from CPRIT, representing the first tranche of the aggregate $12,000,000 CPRIT Grant, and recorded this amount as deferred revenue. This amount will be recognized as revenue as eligible expenses are approved by CPRIT based on quarterly filings. The Company must dedicate $1,395,667 of Company funds unrelated to the CPRIT Grant to be used in connection with the Company’s development program (being one half of the amount of the first tranche of the CPRIT Grant). To obtain an advance of the next tranche of the CPRIT Grant in the amount of $3,786,667, the Company had to successfully file an IND application with the FDA in 2015 (for more information on the IND application process, see “Regulatory Environment” in Item 4 of this Annual Report) and dedicate $1,893,333 of Company funds unrelated to the CPRIT Grant to be used in connection with the Company’s development program (being one half of the amount of the second tranche of the CPRIT Grant). The IND summarizes pre-clinical work completed in connection with EPI-506. The Company filed an IND application with the FDA on March 31, 2015. On April 30, 2015, subsequent to filing the application, the Company received notification from the FDA in the US that the Company’s IND application has been placed on clinical hold pending receipt by the FDA of additional chemistry and pharmaceutical data related to the stability of the drug substance and drug product and a Certificate of Analysis on drug product. On September 23, 2015, the Company received notice from the FDA that the Company’s IND application has been approved. On November 5, 2015, the Company received a “no objection letter” for the CTA from the Health Protection Branch of Health Canada allowing the Company to conduct the clinical trial in Canada. The Company received the second tranche of the CPRIT Grant of $3,786,667 in October 2015. CPRIT’s advance of the third and final tranche of the CPRIT Grant, amounting to $5,422,000, is conditional on the Company completing the Phase 1 safety portion of the Phase 1/2 clinical trial and dedicating $2,711,000 of Company funds unrelated to the CPRIT Grant to be used in connection with the Company’s development program. The final milestone expected to be achieved by the Company using the advance of the third tranche of the CPRIT Grant is the completion of the Phase 2 efficacy portion of the Company’s proposed Phase 1/2 clinical study by Q1 of calendar 2018 depending on the enrollment rate and number of dose escalation steps (see “ESSA’s Products and Programs – Development Program” in Item 4 of this Annual Report).

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

The CPRIT Agreement terminates on December 31, 2017, subject to extension, unless terminated earlier (i) by mutual agreement of the parties, (ii) by ESSA for convenience on 30 days’ notice or (iii) by CPRIT if a key milestone is not met by ESSA, for certain material defaults of the CPRIT Agreement by ESSA or if allocated funds should become legally unavailable to CPRIT for use in the CPRIT Agreement and CPRIT is unable to obtain additional funding. If ESSA terminates the CPRIT Agreement for convenience or CPRIT terminates the CPRIT Agreement as a result of certain material defaults under the CPRIT Agreement by ESSA, or if ESSA relocates its development activities outside of Texas during the term of the CPRIT Agreement or within three years after the final payment of CPRIT Grant funds, ESSA must repay some or all CPRIT Grant funds, to the extent such default resulted in the CPRIT Grant being expended not in accordance with the CPRIT Agreement. In addition, if ESSA opts out of the CPRIT Agreement or if the CPRIT Agreement is terminated by CPRIT because of ESSA’s default, CPRIT may require that ESSA transfer and assign to CPRIT all of its rights, title and interest in all intellectual property rights and technologies developed as a result of the CPRIT Grant. If, at the time the CPRIT Agreement terminates, a portion of the funds awarded have not been used by the Company for permissible services, expenses or costs relating to the Project and the Company has not received approval for an extension of the term of the CPRIT Agreement (which may not exceed six months), the Company must return such unused funds to CPRIT.

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

In the fiscal year ended September 30, 2014, ESSA received an initial advance of $2,793,533 from the CPRIT Grant. The CPRIT Grant is detailed in the accompanying financial statements for the fiscal year ended September 30, 2015.

Also during the first quarter of 2014, the Company retained Bloom Burton, a Toronto-based financial advisory firm, to help develop a financing strategy for ESSA.

In April 2014, ESSA issued a convertible secured debenture to Bloom Burton Healthcare Structured Lending Fund in the amount of C$1,000,000 bearing interest at a rate of 12% per annum (the “Convertible Debenture”). Pursuant to its conversion terms, the Convertible Debenture, including all accrued interest thereon, was automatically converted into 517,500 Preferred Shares upon the closing of the first tranche of the 2014 Financing (as defined below).

Also during the second quarter of 2014, in connection with certain obligations under the CPRIT Grant, the Company established a wholly-owned subsidiary, ESSA Pharmaceuticals Corp., under the laws of the State of Texas, to manage the NTD development project related to the CPRIT Grant.

On July 29, 2014, ESSA completed a brokered private placement offering of 1,185,400 Preferred Shares at a price of C$2.00 per Preferred Share for aggregate gross proceeds of C$2,370,800 (the “2014 Financing”). The 2014 Financing was completed with a syndicate of agents led by Bloom Burton, as lead agent, and which included Mackie Research Capital Corporation and Richardson GMP Limited. Pursuant to its conversion terms, the Convertible Debenture, including all accrued interest thereon, was automatically converted into 517,500 Preferred Shares upon the closing of the 2014 Financing.

On October 22, 2014 and October 23, 2014, the Company carried out the 2014 Special Warrant Financing for gross proceeds of C$1,359,280. The Special Warrants issued in connection with the 2014 Special Warrant Financing were exercised into Preferred Shares on December 15, 2014.

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

2015

In January 2015, the Company issued the 2015 Special Warrants at a price of $2.75 per 2015 Special Warrant for gross proceeds of approximately $12,000,000 (the “2015 Special Warrant Financing”). Each 2015 Special Warrant was converted, without payment of any additional consideration, to one Common Share and deemed exercised upon completion of the Nasdaq listing in July 2015.

In connection with the 2015 Special Warrant Financing, Bloom Burton and Roth Capital Partners, LLC, as agents, and selling group members, received total cash commissions equal to approximately $706,800 and 257,018 Broker Warrants. Each such broker warrant is exercisable to purchase one Common Share until January 16, 2017 at a price of $2.75 per broker warrant.

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

In October 2015, ESSA received a second advance of $3,786,667 from the CPRIT Grant.

In November 2015, the Company opened its first clinical trial sites and enrolled the first patient in the Phase 1/2 clinical study of EPI-506. In its Phase 1/2 clinical trial, ESSA intends to demonstrate the safety, tolerability, maximum tolerated dose, pharmacokinetics, and efficacy of EPI-506 in metastatic CRPC patients who have failed abiraterone or enzalutamide therapy or both.

In December 2015, the Company filed a short form base shelf prospectus with securities regulatory authorities in British Columbia, Alberta and Ontario, and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the “SEC”) on Form F-10. The shelf prospectus and the Form F-10, subject to Canadian and U.S. securities regulatory requirements, respectively, provides for the potential public offering from time to time over a 25-month period in Canada and the United States, of up to an aggregate of $100 million of ESSA’s common shares, warrants, debt securities and other securities. The shelf prospectus and the Form F-10 are intended to give ESSA the flexibility to take advantage of financing opportunities when market conditions are favorable. The terms of such future offerings, if any, will be established at the time of such offerings.

2016

On January 7, 2016, Dr. David R. Parkinson was appointed as the Company’s President and Chief Executive Officer. Dr. Parkinson replaced Mr. Robert Rieder who announced his departure from the Company and resignation from the board of directors of the Company.

In January 2016, the Company completed a private placement of 4,545,452 units of the Company at $3.30 per unit for gross proceeds of approximately $15,000,000 (the “January 2016 Financing”). Each unit consists of one Common Share, one seven-year cash and cashless exercise warrant and one-half of one two-year cash exercise warrant (collectively, the “2016 Warrants”). Each of the 2016 Warrants has an exercise price of $3.30.

On January 14, 2016, effective on the closing of the January 2016 Financing, Scott Requadt, Managing Director of Clarus Ventures, LLC, was appointed to the Board of the Company. Pursuant to the terms of a subscription agreement between the Company and Clarus Lifesciences III, L.P. (“Clarus”) in connection with the January 2016 Financing, Clarus is entitled to nominate two directors to the Board of the Company, one of which must be an independent director and pre-approved by the Company. The nomination rights will continue for so long as Clarus holds greater than or equal to 1,060,606 common shares, subject to adjustment in certain circumstances.

On March 21, 2016, the Company completed a private placement of 1,666,666 common shares of the Company at $3.00 per share for aggregate gross proceeds of approximately $5,000,000 (the “March 2016 Financing”).

On August 1, 2016, the Company appointed Peter Virsik as Executive Vice-President and Chief Operating Officer.

On November 18, 2016, the Company entered into a $10,000,000 capital term loan facility agreement with Silicon Valley Bank (“SVB”), pursuant to which the Company has initially drawn down $8,000,000, with a conditional option to receive an additional $2,000,000 by April 28, 2017 upon positive data for its ongoing Phase 1 clinical trial of EPI-506 and receipt of the third and final tranche of the CPRIT grant of $5,422,000. The term loans bear an interest rate of Wall Street Journal Prime Rate plus 3% per annum and will mature on September 1, 2020. The loan agreement requires a final payment of 8.6% of the amount advanced under the term loans, due upon the earlier of the maturity or termination of the term loan facility. The term loans are secured by perfected first priority lien on all the company’s assets, with a negative pledge on intellectual property. The term loans are subject to standard events of default, including default in the event of a material adverse change. There are no financial covenants. Upon funding of the respective tranches, the Company granted to SVB warrants to purchase shares of the Company’s common stock equal to 4% of the amount advanced, divided by the exercise price of the warrants, based on the five-day volume-weighted average trading price of the Company’s common shares on the TSX, to be determined at the time of the issuance of the warrants. In connection with the initial $8,000,000 advance, the Company granted SVB and Life Sciences Loans II LLC an aggregate of 149,532 warrants, exercisable at a price of $2.14 per share for a period of seven years.

B.	Business Overview

Introduction

ESSA is a clinical stage development pharmaceutical company focused on developing novel and proprietary therapies for the treatment of prostate cancer in patients whose disease is progressing despite treatment with current therapies, including abiraterone and enzalutamide. ESSA believes its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from metastatic castration resistant prostate cancer can benefit from hormone-based therapies. Specifically, EPI-506 acts by disrupting the androgen receptor signaling pathway, which is the primary pathway that drives most prostate cancer growth. EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the N-terminal domain of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR by all currently known mechanisms of activation. In pre-clinical studies, blocking the NTD has demonstrated the capability to prevent AR activation and overcome the known AR-dependent mechanisms of CRPC.

Through ESSA’s ongoing Phase 1/2 clinical study, the Company will explore the safety, tolerability, maximum tolerated dose and pharmacokinetics of EPI-506, in addition to tumor response parameters in asymptomatic or minimally symptomatic patients with metastatic CRPC who are no longer responding to either abiraterone or enzalutamide treatments, or both. Efficacy endpoints include prostate specific antigen (“PSA”) reduction, as well as other progression criteria.

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

ESSA has initiated a Phase 1/2 clinical trial with the Phase 1 dose-escalation group being conducted at 5 sites in the United States and Canada. The Phase 2 dose expansion group study is anticipated to be conducted in the United States, Canada, the UK, and France. Key enrollment criteria are progressive, metastatic CRPC for patients who are no longer responding to abiraterone or enzalutamide. Efficacy endpoints include PSA response and radiographic progression criteria. ESSA will also assess biomarkers of resistance including splice variant status of patients. A biomarker is a measurable biological or chemical change that is believed to be associated with the severity or presence of a disease or condition. If the Phase 1/2 trial is successful, ESSA expects to seek approval from the FDA to commence a Phase 3 trial in a similar patient population.

The BCCA and UBC are joint owners of the intellectual property that constitutes ESSA’s primary asset. The Company has entered into a joint agreement with the two institutions which provides exclusive access to the patent and patent applications to its EPI-series compounds, including EPI-506.

One of ESSA's key resources is the experience embodied in its management team and scientific founders:

Management Team

Dr. David R. Parkinson, President and Chief Executive Officer

•	served as Vice President, Global Clinical Oncology for Novartis International AG, and Vice President, Oncology Development at Amgen, Inc.;

•	at both Novartis and Amgen, he was responsible for clinical development activities leading to a series of successful global drug registrations for important cancer therapeutics, including Gleevec, Femara, Zometa, Kepivance, and Vectibix.

Dr. Frank Perabo, Executive Vice-President of Clinical Development and Chief Medical Officer

•	at Astellas Pharma Global Development, Inc. led worldwide clinical development of enzalutamide;

•	also led two other successful urology development programs.

David Wood, Chief Financial Officer

•	10 years as Head of Finance and Corporate Development at Celator Pharmaceuticals Inc., where he helped take the company public;

•	20 years of experience in increasingly senior finance roles at various biotech companies.

Peter Virsik, Executive Vice-President and Chief Operating Officer

•	20 years of experience in corporate development, new product planning, licensing and alliance management with global pharmaceutical organizations;

•	at XenoPort, Inc., played a role in the licensing and commercialization of Horizant (gabapentin enacarbil).

Scientific Founders

Dr. Marianne Sadar, Chief Scientific Officer

•	internationally known for her research on identifying human mechanisms of activating the AR and developing therapeutics for advanced prostate cancer;

•	served on approximately 50 scientific panels and as President of the Society of Basic Urological Research.

Dr. Raymond Andersen, Chief Technical Officer

•	internationally known for his research on marine natural products and their potential as drug leads;

•	discoveries have represented core technologies of several pharmaceutical companies and progressed to the clinical trial stage.

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

Advancing EPI-506 through clinical development and regulatory approval in CRPC patients

On September 23, 2015, ESSA announced that the FDA had approved its IND application. ESSA is currently initiating a Phase 1/2 trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and potential therapeutic benefits of EPI-506 in CRPC patients. If the Phase 1/2 trial proceeds as planned, ESSA expects completion of the trial by Q1 of 2018 calendar year depending on the enrollment rate and number of dose escalation steps. If the Phase 1/2 trial is successful, ESSA expects to commence a Phase 3 trial in a similar patient population. In order to accelerate the development timeline, ESSA intends to prepare for Phase 3 development concurrently with the execution of the Phase 1/2 trial.

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

Over-expression of AR Coactivators

The AR requires interaction with an abundance of other proteins such as bridging factors and coactivators. An example of a bridging factor that is associated with CRPC is CREB-binding protein (“CBP”). CBP is a bridging factor that interacts with the NTD of the AR and is thought to be essential for AR transcriptional activity. CBP levels are increased in CRPC, which may lead to cancer growth driven by AR activity. Coactivators of AR have also been reported to be increased in CRPC which may subsequently results in abberant transactivation of AR.

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

ESSA’s drugs have been shown in peer-reviewed and published journal articles to be active on all of the above pathways. Specifically:

•	EPI-002 does not cause activation of mutated AR that is activated by antiandrogens;

•	EPI-002 is active against VCaP xenografts cell lines that overexpress AR;

•	EPI-002 is not competitive with androgen for the LBD, hence their effects cannot be competed away by high localized concentrations of androgen;

•	EPI-001 blocks the interaction of CBP and RAP74 which are required for transcriptional activity and may contribute to tumor growth;

•	EPI-001 blocks AR activation by IL-6, bone-derived factors and stimulation of the PKA pathway;

•	In vitro and in vivo, EPI-002 significantly inhibits LNCaP95 human prostate cancer cells that harbour constitutively-active AR splicer variant V7 and are resistant to enzalutamide; and
•	EPI-002 blocks gene expression regulated by full-length AR and V7.

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

ESSA has initiated a Phase 1/2 clinical trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics, and efficacy of EPI-506 in CRPC patients. EPI-506 is currently in Phase 1, where the trial will evaluate the benefit of once-daily dosing with EPI-506, in single- and multiple-dose escalations. If a suitable dose is determined in the Phase 1 (dose escalation) portion of the trial, the Phase 2 (dose expansion) portion of the trial will then evaluate activity in three patient cohorts: post-enzalutamide CRPC, post-abiraterone CRPC, and post-enzalutamide and -abiraterone CRPC.

ESSA has licensed the EPI-family of drugs from the UBC and BCCA whose initial lead compound was EPI-001. It is a mixture of four stereoisomers, each of which has the same chemical constitution, but different spatial orientation of its constituent atoms. While all the stereoisomers are active against the AR NTD, the most effective stereoisomer of EPI-001 is EPI-002 and substantial experimentation with EPI-002 has been completed and published. EPI-506 is a pro-drug of EPI-002, meaning that EPI-506 metabolizes to EPI-002 in vivo once it is dosed orally.

EPI-506 and its metabolite, EPI-002, have been shown to block AR-dependent proliferation of human prostate cancer cells that express full-length and splice-variant ARs, including the AR splice-variant V7, and have no effect on the viability of cells that do not rely on AR signaling for growth and survival at concentrations that block AR activity. EPI-506 and EPI-002 blocked tumor growth of full-length AR expressing LNCaP xenografts and AR V7 splice-variant positive LNCaP95 and VCaP xenografts in castrated male mice. Importantly, EPI-001, a mixture of EPI-002 and three stereoisomers, blocked AR-dependent tumor growth of LNCaP xenografts in intact (non-castrated) male mice.

Pre-clinical Studies

ESSA is focused on developing EPI-506 as its clinical-development product candidate. EPI-506 has been shown to be more potent than EPI-002 by oral dosing. ESSA believes that the improved potency of EPI-506 relates to its high lipophilicity and other drug product characteristics as compared to EPI-002. The in vivo efficacy of EPI compounds has been demonstrated using a variety of human prostate cancer xenograft models.

The Company’s initial work to support the CRPC indication consisted of pre-clinical pharmacodynamic and pharmacokinetic trials and bioanalytical development, as well as non-GLP and GLP toxicology trials in three species. To date, non-clinical data of EPI-506 suggest that the drug should be well-tolerated after daily oral administration. Formulation development work and bioanalytical development for pre-clinical studies and clinical research have been conducted at BRI Biopharmaceutical Research Inc. in Vancouver, Canada.

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

The Company has used Southwest Research Institute in San Antonio, Texas for Current Good Manufacturing Practices (“cGMP”) manufacturing of EPI-506 for early clinical trials. Manufacturing for the ongoing Phase 1 clinical trial is being conducted by Sigma Aldrich Fine Chemicals, based in Sheboygan Falls, Wisconsin. Formulation and cGMP production of the final product candidate for clinical trials is performed by Catalent Pharma Solutions, St. Petersburg, Florida.

Planned Clinical Development Program

Phase 1/2 Clinical Trial Design for Treating CRPC Patients:

ESSA received FDA approval for its IND on September 23, 2015. Additionally, Health Canada approved ESSA's clinical trial authorization application on November 5, 2015. ESSA has initiated a Phase 1/2 trial at sites in the U.S. and Canada to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and potential therapeutic benefits of EPI-506 in CRPC patients.

The Phase 1 portion of the trial is expected to enroll approximately 30 patients with CRPC. Following single-dose evaluation, patients are expected to then receive once-daily oral dosing for 28 days to assess safety for dose escalation. Further, patients will continue to receive trial drug for 12 weeks or longer to assess efficacy. The endpoints of this part of the trial will be to assess safety, tolerability, maximum tolerated dose and pharmacokinetics of EPI-506. Efficacy endpoints include PSA response and radiographic progression criteria. ESSA plans to conduct this Phase 1 portion of the trial at five sites and anticipates Phase 1 completion by approximately Q1 of calendar 2017 depending on the enrollment rate and number of dose escalation steps.

The Phase 2 portion is currently expected to focus on CRPC patients with progressive metastatic disease and rising PSA who are no longer responding to abiraterone or enzalutamide, or both. The main outcomes to be measured are expected to be:

•	PSA response (reduction in blood PSA level of 50% or more);

•	PSA progression;

•	radiographic progression; and

•	objective responses.

ESSA expects to collect circulating tumor cells so that the status of AR splice variant and other relevant biological markers related to AR signaling can be determined. If Phase 1 proceeds to completion in Q1 of calendar 2017 as planned, ESSA expects to conduct the Phase 2 portion in the United States, Canada, the UK, and France, and expects study completion by approximately Q1 of calendar 2018.

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

Currently approved or developmental therapies include:

GENERIC/PROGRAM NAME	BRAND NAME	COMPANY NAME(S)	STAGE
Enzalutamide	Xtandi	Astellas and Pfizer	Marketed
Abiraterone acetate	Zytiga	Johnson & Johnson	Marketed
Sipuleucel-T	Provenge	Valeant	Marketed
Docetaxel	n/a	Sanofi and various	Marketed
Cabazitaxel	Jevtana	Sanofi	Marketed
Radium-233	Xofigo	Bayer	Marketed
Apalutamide (ARN-509)	n/a	Johnson & Johnson	Phase III
ODM-201	n/a	Orion Corp. and Bayer	Phase III

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

Pursuant to an agreement among ESSA and the Licensors dated as of December 22, 2010, and amended on February 10, 2011 and on May 27, 2014 (the “License Agreement”), ESSA has been granted a worldwide, exclusive license to develop and commercialize products based on the Licensed IP. ESSA must pay a minimum annual royalty of C$40,000 in the 2014 calendar year, increasing to C$65,000 in each of 2015 and 2016 and C$85,000 in 2017 and for each year thereafter. An additional C$50,000 and C$900,000 must be paid upon enrollment of a patient in a Phase 2 and Phase 3 clinical trial, respectively,

The Licensors may terminate upon ESSA’s insolvency, or the License Agreement may be terminated by either party for certain material breaches by the other party, including the failure of ESSA and ESSA’s sublicensees to spend a total of at least C$5,000,000, in cash or in kind, in connection with the commercialization of products relating directly to the Licensed IP by December 22, 2015. ESSA has already spent more than C$5,000,000 in connection with the commercialization of products relating directly to the Licensed IP. ESSA is required to allocate reasonable time to the development and commercialization of the Licensed IP and to use reasonable efforts to promote, market and sell products covered by the Licensed IP. The terms of the License Agreement required ESSA to issue to the Licensors, in lieu of payment of an initial license fee, 1,000,034 Common Shares. If ESSA develops products covered by the Licensed IP in the future, it will be required to pay certain development and regulatory milestone payments up to an aggregate of C$2.4 million for the first drug product developed under the license and up to an aggregate of C$510,000 for each subsequent product. ESSA must also pay the Licensors low single-digit royalties based on aggregate worldwide net sales of products covered by the Licensed IP and a percentage of sublicensing revenue in the low teens. ESSA is also required to reimburse costs incurred by the Licensors related to the prosecution and maintenance of patents embodying the Licensed IP. The License Agreement will expire on the later of 20 years after the date of the License Agreement or the expiry of the last issued patent included in the Licensed IP.

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

ESSA has one issued United States patent that covers EPI-506 and includes claims that protect EPI-506 as a composition of matter and the use of EPI-506 in the treatment of conditions including castration-resistant prostate cancer. This United States patent has an expiration date of May 9, 2034. Counterpart non-U.S. patents will also have a standard expiration of May 9, 2034, subject to possible patent term extensions.

The remaining patents and pending applications licensed by ESSA are directed to alternative androgen receptor modulators, derivatives thereof, and methods for their use.

Pending Licensed Applications

TITLE	COUNTRY	STANDARD EXPIRATION DATES
DIGLYCIDIC ETHER DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	Brazil, Canada, Chile, China, Colombia, Europe, Hong Kong, Indonesia, India, Japan, the Republic of Korea, the Russian Federation, United States	July 2, 2029

BISPHENOL COMPOUNDS AND METHODS FOR THEIR USE	United States and Europe	April 6, 2032

ESTER DERIVATIVES OF ANDROGEN RECEPTOR MODULATORS AND METHODS FOR THEIR USE	ARIPO, Australia, Brazil, Canada, Chile, China, Colombia, Egypt, Europe, Hong Kong India, Indonesia, Israel, Japan, the Republic of Korea, Mexico, New Zealand, OAPI, Peru, Philippines, the Russian Federation, Saudi Arabia, Singapore, South Africa, Thailand, Trinidad & Tobago, Ukraine, United States	May 9, 2034

BISPHENOL DERIVATIVES AND THEIR USE AS ANDROGEN RECEPTOR ACTIVITY MODULATORS	Canada and Europe	January 6, 2031

BISPHENOL DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	United States	January 6, 2031

FLUORINATED BISPHENOL ETHER COMPOUNDS AND METHODS FOR THEIR USE	United States and Europe	August 17, 2032

FLUORO-CHLORO BISPHENOL ETHER COMPOUNDS AND METHODS FOR THEIR USE	Patent Convention Treaty Application	October 14, 2035

18F COMPOUNDS FOR CANCER IMAGING AND METHODS FOR THEIR USE	Patent Convention Treaty Application	October 14, 2035

HALOGENATED COMPOUNDS FOR CANCER IMAGING AND TREATMENT AND METHODS FOR THEIR USE	Australia, Canada, Europe, Japan, the Republic of Korea, New Zealand, Singapore, United States	September 9, 2034

BISPHENOL ETHER DERIVATIVES AND METHODS FOR USING THE SAME	Patent Convention Treaty Application	March 12, 2036

HETEROCYCLIC COMPOUNDS FOR CANCER IMAGING AND TREATMENT AND METHODS FOR THEIR USE	Patent Convention Treaty Application	January 13, 2036

CO-TARGETING ANDROGEN RECEPTOR SPLICE VARIANTS AND MTOR SIGNALING PATHWAY FOR THE TREATMENT OF CASTRATION-RESISTANT PROSTATE CANCER	Canada and United States	September 2, 2036

SMALL MOLECULE INHIBITORS OF N-TERMINUS ACTIVATION OF THE AR	United States, Canada, Chile, Hong Kong and India	August 24, 2029

ANDROGEN RECEPTOR MODULATORS AND METHODS FOR THEIR USE	United States and as a Patent Convention Treaty application	May 29, 2035

Granted Licensed Patents

TITLE	COUNTRY	STANDARD EXPIRATION DATES
DIGLYCIDIC ETHER DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	United States, Australia, Israel, Japan, the Russian Federation, Mexico, New Zealand, and South Africa	July 2, 2029

ESTER DERIVATIVES OF AR MODULATORS AND METHODS FOR THEIR USE	Australia, United States	May 9, 2034

BISPHENOL DERIVATIVES AND THEIR USE AS ANDROGEN RECEPTOR ACTIVITY MODULATORS	Japan and United States	January 6, 2031

AZIRIDINE BISPHENOL ETHERS AND RELATED COMPOUNDS AND METHODS FOR THEIR USE	United States	April 16, 2033

HALOGENATED COMPOUNDS FOR CANCER IMAGING AND TREATMENT AND METHODS FOR THEIR USE	United States	September 9, 2034

SMALL MOLECULE INHIBITORS OF N-TERMINUS ACTIVATION OF THE AR	Australia, China, France, Germany, Italy, Spain, United Kingdom, Mexico, New Zealand and the Russian Federation	August 24, 2029

Regulatory Environment

The production and manufacture of ESSA’s product candidate and its R&D activities are subject to regulation for safety, efficacy, quality and ethics by various governmental authorities around the world. In Canada, these activities are regulated by the Food and Drugs Act and the rules and regulations thereunder, which are enforced by the TPD. In the United States, drugs and biological products are subject to regulation by the FDA. Drug approval laws require licensing of manufacturing facilities, carefully controlled research and testing of products, government review and approval of experimental results prior to giving approval to sell drug products. Regulators also require that rigorous and specific standards such as cGMP, GLP and GCP are followed in the manufacture, testing and clinical development respectively of any drug product. See “Risk Factors” in Item 3.D elsewhere in this Annual Report.

The process of obtaining regulatory approvals and the corresponding compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of enforcement letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice (“DOJ”) or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of extensive nonclinical, sometimes referred to as preclinical laboratory tests, and preclinical animal trials and applicable requirements for the humane use of laboratory animals and formulation studies in compliance with applicable regulations, including GLPs;

•	submission to the FDA of an IND, which must take effect before human clinical trials may begin;

•	approval by an IRB, representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as GCP regulations and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

•	preparation and submission to the FDA of a NDA;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies (“REMS”) and post-approval studies required by the FDA.

Pre-Clinical Studies

Pre-clinical studies are conducted in vitro and in animals to evaluate pharmacokinetics, metabolism and possible toxic effects to provide evidence of the safety of the product candidate prior to its administration to humans in clinical studies and throughout development. The conduct of pre-clinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the pre-clinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, are submitted to the FDA as part of an IND. Some long-term pre-clinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. ESSA has completed GLP pre-clinical toxicology studies as required for the IND.

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

Phase 2 Clinical Trials

Phase 2 clinical trials typically involve a larger patient population than Phase 1 clinical trials and are conducted to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of a product candidate for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule. As discussed above, ESSA expects to dose up to 120 patients in its Phase 2 trial, potentially adding patient cohorts depending on the advice of its clinical advisors. ESSA intends to focus on PSA response, radiographic progression and progression-free survival as the key outcomes.

Phase 3 Clinical Trials

Phase 3 clinical trials typically involve testing an experimental drug on a much larger population of patients suffering from the targeted condition or disease – in ESSA’s case, CRPC. These studies involve testing the experimental drug in an expanded patient population at geographically dispersed test sites (multi-center trials) to establish clinical safety and effectiveness. These trials also generate information from which the overall risk-benefit relationship relating to the drug can be determined. As discussed above, ESSA expects to focus on survival measurements as the key outcome from this stage of its clinical development.

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

An NDS costs roughly $322,056 per submission and will also be subject to Drug Establishment Licensing fees, which currently exceed $16,000 per established facility.

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

The Canadian office space costs C$3,413 per month and is rented on a month to month basis. The United States office space costs $13,264 per month. ESSA believes that its current facilities are adequate to meet its ongoing needs and that, if ESSA requires additional space, it will be able to obtain additional facilities on commercially reasonable terms.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis of the financial condition and results of operations of ESSA should be read in conjunction with the audited financial statements as at and for the fiscal years ended September 30, 2016, 2015 and 2014, together with the notes thereto. The financial information contained in this Annual Report is derived from the financial statements, which were prepared in accordance with IFRS.

Overview

ESSA is a clinical stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of prostate cancer in patients whose disease is progressing despite treatment with current therapies, including abiraterone and enzalutamide. ESSA believes its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. Specifically, EPI-506 acts by disrupting the AR signaling pathway, which is the primary pathway that drives prostate cancer growth. ESSA has shown that EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the NTD of the AR. A functional NTD is essential for activation of the AR. In pre-clinical studies, blocking the NTD has demonstrated the capability to prevent AR activation and overcome the known AR-dependent mechanisms of CRPC.

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

ESSA has never been profitable and has incurred net losses since inception. ESSA's net losses were $13,139,788, $9,676,587, and $1,823,929 for the years ended September 30, 2016, 2015, and 2014, respectively. ESSA expects to incur losses for the foreseeable future, and it expects these losses to increase as it continues the development of, and seek regulatory approvals for, its product candidate. Because of the numerous risks and uncertainties associated with product development, ESSA is unable to predict the timing or amount of increased expenses or when, or if, it will be able to achieve or maintain profitability.

Results of Operations

The following table sets forth ESSA's consolidated statements of financial position and consolidated statements of loss and comprehensive loss as at and for the fiscal years ended September 30, 2016, 2015, and 2014:

(US$) Income Statement Data	Year Ended September 30, 2016	Year Ended September 30, 2015	Year Ended September 30, 2014
Revenue	-	-	-
Other Income	-	647	217
Total operating expenses	(19,642,164)	(10,328,849)	(1,824,537)
Research and development, net of recoveries	13,060,201	4,975,928	671,600
Financing costs	937,845	93,755	87,587
General and administration, net of recoveries	5,644,118	5,259,166	1,065,350
Loss before income taxes	(12,988,516)	(9,676,587)	(1,823,929)
Net loss, net of income tax	(13,139,788)	(9,676,587)	(1,823,929)
Balance Sheet Data
Cash	8,985,095	1,579,288	3,699,980
Other current assets	1,034,114	5,510,940	126,911
Intangible assets	255,623	284,081	360,840
Equipment	127,730	165,464	14,102
Total assets	10,402,562	7,539,773	4,201,833
Accounts payable and accrued liabilities	3,538,761	2,091,162	587,353
Income tax payable	91,191	-	-
Derivative liability	7,309,467	993,099	-
Product development and relocation grant	-	-	1,640,352
Shareholders’ equity (deficiency)	(536,857)	4,455,512	1,974,128
Total liabilities and shareholders’ equity (deficiency)	10,402,562	7,539,773	4,201,833

Results of Operations for the Fiscal Years Ended September 30, 2016 and 2015

There was no revenue in any of the fiscal years as reported. The Company incurred a comprehensive loss of $13,477,551 for the year ended September 30, 2016 compared to a comprehensive loss of $11,341,799 for the year ended September 30, 2015. Variations in ESSA’s expenses and net loss for the periods resulted primarily from the following factors:

Research and Development Expenditures

Expenses increased in all categories of R&D. R&D expense included the following major expenses by nature:

	Year ended September 30, 2016	Year ended September 30, 2015
Clinical	$2,920,104	$304,142
Consulting	1,333,323	1,072,039
Legal patents and license fees	905,392	554,712
Manufacturing	3,601,407	3,417,551
Other	306,657	299,470
Pharmacology	866,527	1,420,276
Program administration	381,429	428,096
Royalties	46,228	30,550
Salaries and benefits	2,194,047	1,671,567
Share-based payments	322,160	779,263
Travel	182,927	437,266
SRED tax credits	-	(59,666)
CPRIT grant claimed on eligible expenses	-	(5,379,298)
Total	$13,060,201	$4,975,928

The overall R&D expense for the year ended September 30, 2016 was $13,060,201 compared to $4,975,928 for the year ended September 30, 2015, net of R&D recoveries of $nil for the year ended September 30, 2016 and $5,438,964 for the year ended September 30, 2015. The gross expense for 2016 of $13,060,201 was higher as compared to $10,414,892 in 2015 due to increased overall activity following several significant financings in early 2016 that corresponded with the Company commencing Phase 1 of its clinical trial. Pharmacology costs of $866,527 (2015 - $1,420,276) have decreased compared to the comparative period in 2015 due to the completion of testing and experimentation on the Company’s EPI-series drugs. The investment for the comparative period was significant as the Company worked with its research facility partners to complete the documentation and information to supplement its IND application as filed at the end of March 2015. Manufacturing costs of $3,601,407 (2015 - $3,417,551) and clinical costs of $2,920,104 (2015 - $304,142) related to the commencement of the Phase 1/2 clinical trial in November 2015, including manufacture of batches of EPI-506 for use in the clinical trial, and work performed by the clinical research organization in preparation for and conducting of the clinical trial. Legal patent and license fees increased to $905,392 for the year ended September 30, 2016 (2015 - $554,712) as the Company has submitted a number of patent applications for which the Company owns the rights. Consulting costs increased to $1,333,323 for the year ended September 30, 2016 (2015 - $1,072,039) as the Company has engaged professionals in Texas to conduct specific R&D services for the Company in addition to regular payments made to the Company’s Chief Scientific Officer and Chief Technical Officer. Salaries and benefits of $2,194,047 for the year ended September 30, 2016 (2015 - $1,671,567) related to additional research support staff added to formal payroll during the period.

Share-based payments expense of $322,160 (2015 - $779,263) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments as measured by the Black-Scholes pricing model.

General and Administration Expenditures

General and administrative expenses include the following major expenses by nature:

	Year ended September 30, 2016	Year ended September 30, 2015
Amortization	$66,181	$42,223
Consulting and subcontractor fees	87,014	293,522
Director fees	204,049	128,362
Insurance	422,066	121,986
Investor relations	317,822	219,312
Office, insurance, IT and communications	288,968	275,200
Professional fees	776,339	1,807,112
Regulatory fees and transfer agent	131,302	535,088
Rent	620,023	278,570
Salaries and benefits	1,634,380	815,544
Share-based payments	897,043	637,524
Travel and entertainment	198,931	225,182
CPRIT grant claimed on eligible expenses	-	(120,459)
Total	$5,644,118	$5,259,166

General and administration expenses increased to $5,644,118 from $5,259,166 in the year ended September 30, 2015. Significant components of the expense in 2016 included $776,339 (2015 - $1,807,112) in professional fees for legal and accounting services in conjunction with corporate activities including the Company’s financing activities, initial listings on the TSX-V and the Nasdaq in fiscal 2015, and salaries and benefits expense of $1,634,380 (2015 - $815,544) related to the addition of administrative staff as well as the resignation of the former CEO and appointment of a new CEO and COO.

Share-Based Payments

Share-based payments expense of $897,043 (2015 - $637,524) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments and allocated to research and development, general and administration and financing expenditures relative to the activity of the underlying optionee.

Results of Operations for the Fiscal Year Ended September 30, 2015 and the Fiscal Year ended September 30, 2014

There was no revenue in any of the fiscal years as reported. The Company incurred a comprehensive loss of $11,341,799 for the year ended September 30, 2015 compared to a comprehensive loss of $1,895,667 for the year ended September 30, 2014. Variations in ESSA’s expenses and net loss for the periods resulted primarily from the following factors:

Research and Development Expenditures

Expenses increased in all categories of R&D. R&D expense included the following major expenses by nature:

	Year ended September 30, 2015	Year ended September 30, 2014
Clinical	$304,142	$-
Consulting	1,072,039	309,610
Legal patents and license fees	554,712	309,855
Manufacturing	3,417,551	411,078
Other	299,470	26,899
Pharmacology	1,420,276	385,260
Program administration	428,096	-
Royalties	30,550	36,722
Salaries and benefits	1,671,567	92,799
Share-based payments	779,263	321,524
Travel	437,226	63,774
SRED tax credits	(59,666)	(215,984)
CPRIT grant claimed on eligible expenses	(5,379,298)	(1,069,937)
Total	$4,975,928	$671,600

The overall R&D expense for the year ended September 30, 2015 was $4,975,928 compared to $671,600 for the year ended September 30, 2014. The expense for 2015 was higher as compared to 2014 due to increased overall activity following several significant financings in the latter part of fiscal 2014 that permitted a more robust research program compared to the prior period when the Company was focusing on achieving the CPRIT grant and financing objectives. Manufacturing and pharmacology costs were $3,417,551 and $1,420,276 in the year ending September 30, 2015, respectively, compared to $411,078 and $385,260, respectively in the year ending September 30, 2014. This increase is related to the increase in spending on contracted lab facilities to conduct testing and experimentation on the Company’s product candidates. Clinical costs were $304,142 in relation to work performed by the clinical trial organization in preparation for the clinical trial which commenced in November 2015. Legal patent and license fees increased to $554,712 for the year ended September 30, 2015 (2014 - $309,855) as the Company has submitted a number of patent applications for which the Company owns the rights. Consulting costs increased to $1,072,039 for the year ended September 30, 2015 (2014 - $309,610) as the Company has engaged professionals in Texas to conduct specific R&D services for the Company in addition to regular payments made to the Company’s Chief Scientific Officer and Chief Technical Officer. The fees to both the Chief Scientific Officer and Chief Technical Officer increased from C$60,000 per year to C$120,000 per year following the successful completion of C$5,000,000 in equity financings during fiscal 2015. Salaries and benefits of $1,671,567 for the year ended September 30, 2015 (2014 - $92,799) related to the Company’s Chief Medical Officer, Executive VP of Research and additional research support staff added to formal payroll in September 2014.

Share-based payments expense of $779,263 (2014 - $321,524) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments as measured by the Black-Scholes pricing model.

General and Administration Expenditures

General and administrative expenses include the following major expenses by nature:

	Year ended September 30, 2015	Year ended September 30, 2014
Amortization	$42,223	$23,385
Consulting and subcontractor fees	293,522	371,519
Director fees	128,362	-
Insurance	121,986	14,910
Investor relations	219,312	-
Office, insurance, IT and communications	275,200	34,072
Professional fees	1,807,112	442,133
Regulatory fees and transfer agent	535,088	9,456
Rent	278,570	36,194
Salaries and benefits	815,544	87,365
Share-based payments	637,524	117,215
Travel and entertainment	225,182	12,797
CPRIT grant claimed on eligible expenses	(120,459)	(83,696)
Total	$5,259,166	$1,065,350

General and administration expenses increased to $5,259,166 from $1,065,350 in the year ended September 30, 2014. Significant components of the expense in 2015 included $1,807,112 (2014 - $442,133) in professional fees for legal and accounting services in conjunction with corporate activities including the Company’s financing activities, listing on the TSX-V and the Nasdaq, and a salaries and benefits expense of $815,544 (2014 - $87,365) related to the establishment of the CEO and CFO as full time employees of the Company.

Share-Based Payments

Share-based payments expense of $637,524 (2014 - $117,215) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments and allocated to research and development, general and administration and financing expenditures relative to the activity of the underlying optionee.

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

For the Quarters Ended

	For the Quarters Ended
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Research and development expense	$3,951,799	$3,362,948	$2,544,517	$3,200,937
General and administration	1,236,873	1,305,780	1,874,597	1,226,868
Comprehensive loss	(4,236,768)	(3,865,757)	(1,335,215)	(4,039,811)
Basic and diluted loss per share	(0.15)	(0.13)	(0.04)	(0.18)
Total assets	10,402,562	13,666,625	17,470,959	4,622,698
Long-term liabilities	7,309,467	8,350,043	9,217,777	588,408

	For the Quarters Ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
Research and development expense (recoveries)	$(791,822)	$2,590,652	$2,532,553	$644,545
General and administration	2,177,188	1,065,563	1,320,088	696,327
Comprehensive loss	(469,155)	(4,858,400)	(4,569,637)	(1,444,608)
Basic and diluted earnings (loss) per share	0.02	(0.29)	(0.20)	(0.08)
Total assets	7,539,773	7,744,588	10,979,382	3,983,434
Long-term liabilities	993,099	2,239,274	880,516	296,975

Research and Development Expenditures

In the quarter ended December 31, 2014, the Company the 2014 Special Warrant Financing. In addition, on January 16, 2015, the Company completed the 2015 Special Warrant Financing. Accordingly, with these additional resources, the Company accelerated its work relating to the IND filing resulting in a significant increase in R&D expenses and comprehensive loss over prior periods. The IND application was filed on March 31, 2015 with additional chemistry and pharmaceutical data work provided to the FDA in the following quarters. The IND was ultimately approved in September 2015.

In the quarter ended September 30, 2015, the Company recorded a receivable of $3,786,667 for its second tranche of the CPRIT Grant, which was recognized as recoveries of R&D expenditures, resulting in a net recovery of $791,822 for the period.

General and Administration Expenditures

General and administrative expenses for the three month periods ended March 31, 2015, June 30, 2015 and September 30, 2015 have increased over the prior periods as the Company completed its Nasdaq listing and graduated to the TSX from the TSX-V, resulting in a higher overall corporate burden and engagement of professional services. Increased costs in the period were also related to the binding of directors’ and officers’ liability insurance as well as travel related to the private placement financing initiative.

General and administrative expenses for the three months ended March 31, 2016 have increased over the prior periods in relation to the January 2016 Financing and March 2016 Financing, pursuant to which the Company raised gross proceeds of $20,000,000.

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

ESSA is a clinical development stage company and does not currently generate revenue. In 2014, ESSA had sufficient funds from the money raised from a previous financing and from tax credit refunds to meet the operating plan for the majority of the year. These funds were supplemented by a convertible secured debenture issued by ESSA to Bloom Burton Healthcare Structured Lending Fund in the amount of C$1,000,000 bearing interest at a rate of 12% per annum (the “Convertible Debenture”), a brokered private placement offering of 1,185,400 preferred shares in ESSA’s capital at a price of C$2.00 per preferred share for aggregate gross proceeds of C$2,370,800 (the “2014 Financing”) and the first advance of the CPRIT Grant in the amount of US$2,791,333. The Convertible Debenture to Bloom Burton in April 2014, was converted, pursuant to its conversion terms, into 517,500 class A Preferred Shares concurrently with the completion of the 2014 Financing. In addition, on October 22, 2014 and October 23, 2014, ESSA issued an aggregate of 679,640 special warrants (“2014 Special Warrants”) by it at C$2.00 per 2014 Special Warrant (the “2014 Special Warrant Financing”) and, on January 16, 2015 ESSA issued 4,363,634 special warrants at a price of $2.75 per 2015 Special Warrant for gross proceeds of approximately $12,000,000 (the “2015 Special Warrant Financing”). All of these 2014 Special Warrants and 2015 Special Warrants have been converted to Common Shares. Immediately prior to the listing of Common Shares on the TSX-V, all of ESSA's outstanding Preferred Shares were converted to 2,382,540 Common Shares. In January 2016, the Company completed a private placement (the “January 2016 Financing”) of 4,545,452 Units of the Company at a price of $3.30 per Unit for gross proceeds of approximately $15,000,000. Each Unit consisted of one Common Share, one Seven-Year Warrant, and one-half of one Two-Year Warrant. In March 2016, the Company completed a private placement (the “March 2016 Financing”) of 1,666,666 common shares at a price of $3.00 per share for gross proceeds of approximately $5,000,000. On November 18, 2016, the Company completed a debt financing of up to $10,000,000, of which $8,000,000 has been advanced (discussed under “Item 4.A.2. Summary Corporate History”).

Operational activities during the year ended September 30, 2016, were financed mainly by proceeds from the equity financings completed in January 2015, January 2016, March 2016 and the CPRIT Grant. At September 30, 2016, ESSA had available cash reserves of $8,985,095 and $15,882 in accounts receivable related to refundable GST input tax credits, to settle current liabilities of $3,629,952. This compares to cash of $1,579,288 and $3,849,605 in accounts receivable comprised of the second tranche advance of the CPRIT Grant and refundable GST input tax credits at September 30, 2015 to settle current liabilities of $2,091,162.

The 2014 Financing was completed on July 29, 2014 for aggregate gross proceeds of C$2,370,800, the 2014 Special Warrant Financing was completed in October 2014 for aggregate gross proceeds of C$1,359,280, the 2015 Special Warrant Financing was completed in January 2015 for gross proceeds of approximately $12,000,000, the January 2016 Financing was completed for gross proceeds of $15,000,000 and the March 2016 Financing was completed for gross proceeds of $5,000,000, each as previously described above.

As of September 30, 2016, ESSA had cash on hand of $8,985,095, up from $1,579,288 at September 30, 2015. The increase of $7,405,807 was due primarily to financing cash flows of $22,744,129 including the second CPRIT tranche of $3,786,667, offset by operating cash flows of $15,300,969. During the year ended September 30, 2016, the Company also purchased furniture and equipment of $9,983 (2015 - $174,054) and received $37,659 (2015 - $252,185) in proceeds on exercise of stock options and warrants. In November 2016, the Company completed a debt financing of up to $10,000,000, of which $8,000,000 has been advanced. Management continues to seek sources of additional financing which would assure continuation of the Company’s operations and research programs. However, there is no certainty that such financing will be provided or provided on favourable terms. The Company believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. Consistent with the operating model, ESSA has no plans to build infrastructure; however, ESSA preclinical and clinical expenditures related to the Phase 1/2 trial during 2016-2017 are expected to be in excess of $1,900,000 per month.

Cash Flows from Operating Activities

For the year ended September 30, 2016, cash used in operating activities of $15,300,969 was attributable to a net loss of $13,139,788, net non-cash credits of $4,491,016, and net change of $2,329,835 in ESSA's net operating assets and liabilities. The non-cash credits consisted primarily of a $1,246,946 charge in share-based payments, finance expense of $910,101 attributable to the warrant portion of the Units issued in the January 2016 Financing, offset by a $6,574,105 gain for the fair value of the derivative liability arising on Seven-Year Warrants, Two-Year Warrants, and broker warrants denominated in Canadian dollars. The change in operating assets and liabilities was primarily attributable to a $644,089 net decrease in prepaid expenses due to recognition of deposits paid in prior periods to contract service organizations in relation to the ongoing Phase 1/2 trial, a $91,191 net increase in income tax payable, and a $1,545,577 net increase in accounts payable and accrued liabilities due to an increase in overall activity, including research and development costs associated with ESSA's clinical trial which commenced in November 2015.

For the year ended September 30, 2015, cash used in operating activities of $13,339,982 was attributable to a net loss of $9,676,587, net non-cash credits of $3,756,346, and net change of $92,951 in ESSA's net operating assets and liabilities. The non-cash credits consisted primarily of a $907,598 charge for the change in fair value of the derivative liability arising on broker warrants denominated in US dollars, $1,510,542 in share-based payments, offset by $5,427,020 in product and relocation grant funds applied against R&D expenditures. The change in operating assets and liabilities was primarily attributable to a $1,634,382 net increase in prepaid expenses due to deposits paid to contract service organizations in preparation for the Phase 1/2 trial, and a $1,736,929 net increase in accounts payable and accrued liabilities due to an increase in research and development costs associated with ESSA's pre-clinical studies, formulation work, preparation of the IND in order to initiate the clinical trial, corporate costs relating to preparation of documents for securities filings, and an increase in headcount.

Cash Flows from Investing Activities

For the year ended September 30, 2016, cash used in investing activities was $9,983 due to acquisition of equipment and furniture associated with the office space in Houston, Texas.

For the year ended September 30, 2015, cash used in investing activities was $174,054 due to acquisition of equipment and furniture associated with the establishment of office space in Houston, Texas.

Cash Flows from Financing Activities

For the year ended September 30, 2016, cash provided by financing activities was $22,744,129, consisting primarily of $3,786,667 in proceeds received from the second tranche of the CPRIT Grant, $19,999,992 in proceeds received from the January 2016 Financing and March 2016 Financing, $37,659 in proceeds received from the exercise of stock options and warrants, offset by $1,080,189 in share issuance costs.

For the year ended September 30, 2015, cash provided by financing activities was $12,591,482, consisting primarily of $13,208,938 in proceeds received from the issuance of ESSA’s 2014 and 2015 Special Warrants, $252,185 in proceeds received from the exercise of stock options and warrants, offset by $869,641 in share issuance costs.

ESSA's future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with Phase 1/2 clinical trials in 2015-2018 and to take advantage of strategic opportunities. In the future it may be necessary to raise additional funds. These funds may come from sources such as entering into strategic collaboration arrangements, the issuance of shares from treasury, or alternative sources of financing. However, there can be no assurance that ESSA will successfully raise funds to continue the development and commercialization of EPI-506 and its operational activities. See “Risk Factors” in Item 3.D elsewhere in this Annual Report.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

It is currently anticipated that ESSA will carry out the development of EPI-506 to completion of Phase 1/2 clinical proof-of-concept by approximately Q1 of the 2018 calendar year. See “Programs and Potential Products” in Item 4 of this Annual Report for further details of each stage of development.

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

The Company spent $13,060,201, $4,975,928, and $671,600, on R&D, net of recoveries, during the fiscal years ended September 30, 2016, 2015, and 2014, respectively. All of these costs have been recognized as an expense in the Company’s statement of profit and loss in the respective periods.

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

In 2015, a total of $13,208,938 was raised through private placements and pre-clinical work continued.  The IND application was prepared and submitted to the FDA in order to receive approval to commence the Phase 1/2 clinical study of EPI-506. Clinical sites were identified and agreements were negotiated with sites in order that the trial could commence once FDA approval of the IND was received.  Upon approval of the IND, the Company received the second tranche of funds from CPRIT in the amount of $3,786,667.  Manufacturing of clinical supplies for early clinical trials was performed by Southwest Research Institute in San Antonio, Texas. Current formulation and cGMP production of the final product candidate for clinical trials is being performed by Catalent Pharma Solutions, St. Petersburg, Florida and SAFC, Inc. in Madison, Wisconsin.

In 2016, the Company raised, through private placements, an additional $20,000,000, which supported continuing manufacturing and formulation work as well as the ongoing Phase 1 clinical trial underway at five sites.   The Company has also commenced preparation for the Phase 2 clinical study with regard to site identification and manufacture of clinical supplies of drug product.

D.	Trend Information

ESSA is a clinical development stage company and does not currently generate revenue. The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain Licensed IP. As at the date of this Annual Report, no products are in commercial production or use. The Company’s financial success will be dependent upon its ability to obtain regulatory approval for, and if approved, successfully commercialize EPI-506.

E.	Off-Balance Sheet Arrangements

ESSA has no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

As of September 30, 2016, and in the normal course of business, ESSA has the following obligations to make future payments, representing contracts and other commitments that are known and committed.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Minimum Annual Royalty per License Agreement with UBC/BC Cancer Agency (in C$)(1)(2)(3)	$1,240,000	$135,000	$170,000	$170,000	$765,000
Lease on office space (in C$)	163,812	40,953	81,906	40,953	-
Lease on U.S. office space (3)	578,095	186,220	347,401	44,474	-
Total (in US$)	$2,421,722	$417,299	$678,229	$321,519	$1,004,675

(1)	ESSA has the worldwide, exclusive right to develop products based on the Licensed IP pursuant to the License Agreement.

(2)	As consideration for the License Agreement with UBC and the BC Cancer Agency, there are certain cumulative milestone payments totaling C$2,400,000 for the first compound, to be paid in stages at the start of Phase II and Phase III clinical trials, at application for marketing approval, and with further milestone payments on the second and additional compounds. These milestone payments are not represented in the tabular disclosure above due to the uncertain timing of the triggering events and associated payments.

(3)	ESSA's agreements pertaining to the License Agreement with UBC and the BC Cancer Agency, and the lease on Canadian office space are valued in Canadian dollars. For the purposes of the calculations above, ESSA has converted the values to Canadian dollars based on the closing exchange rate on December 13, 2016, as reported by the Bank of Canada, being C$1.00=US$0.7614.

G.	Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name and Place of Residence	Age	Principal Occupations

Dr. Raymond Andersen British Columbia, Canada	69	Chief Technical Officer and Director (October 11, 2010-Present) and Secretary (January 6, 2009-Present),
		ESSA Pharma Inc.; Professor of Chemistry and Earth, Ocean & Atmospheric Sciences, University of British Columbia (2007-present)

Franklin Berger(1)(3) New York, USA	67	Director, ESSA Pharma Inc. (March 2015–Present);
Director, Five Prime Therapeutics, Inc. (October 2010 – Present);
Director, Immune Design Corp. (March 2014 – Present);
		Director, Bellus Health, Inc. (May 2010 – Present)

Dr. Paul Cossum Texas, USA	64	Executive Vice President, Research and Development (April 2014–Present); Director, Pivotal BioSciences (January 2014–Present); Chief Science Officer, Global BioDevelopment (January 2006–Present)

Richard M. Glickman(1)(2) British Columbia, Canada	58	Chairman of the Board, ESSA Pharma Inc. (October 2010-Present)
Co-founder and Executive Chairman, Aurinia Pharmaceuticals Inc. (September 2013 to February 2014)
		Chairman of the Board, Aurinia Pharmaceuticals Inc. (February 2014 to Present)

David Parkinson California, USA	66	President and Chief Executive Officer, ESSA Pharma Inc. (January 2016 – Present);
Director, ESSA Pharma Inc. (June 2015 – January 2016);
Venture Partner, New Enterprise Associates (2012 – Present);
Acting CEO, Zyngenia Inc. (2013 – 2014);
		President and CEO, Nodality (2007 – 2012)
76

Name and Place of Residence	Age	Principal Occupations

Dr. Frank Perabo Texas, USA	52	Executive Vice-President and Chief Medical Officer, ESSA Pharma Inc. (September 2014–Present);
Executive Director of Medical Science Oncology (July 2011 – September 2014),
Senior Director (August 2010 – June 2011) and Director (January 2008 – June 2011), Astellas Pharma Global Development, Inc.

Scott Requadt(2)(3) Massachusetts, USA	48	Director, ESSA Pharma Inc. (January 14, 2016-Present); Managing Director, Clarus Ventures, LLC (2005-Present)

Dr. Marianne Sadar British Columbia, Canada	55	Director (January 6, 2009-Present)
Chief Scientific Officer (October 11, 2010-Present) and President (January 6, 2009-October 11, 2010),
ESSA Pharma Inc. Distinguished Scientist (2012 - Present)
Senior Scientist (1998-2012)
British Columbia Cancer Agency Professor (2012 - Present)
Honorary Associate Professor (2009-2012)
Pathology and Laboratory Medicine, University of British Columbia; Provincial Program Leader for Prostate Cancer Research (2000-2012)
British Columbia Cancer Agency; Officer (2007-2015)
Past President (2014-2015) President (2013-2014)
Vice President (2012-2013)
Treasurer (2007-2011)
Society of Basic Urologic Research

Gary Sollis(1)(2)(3) British Columbia, Canada	63	Director, ESSA Pharma Inc. (April 26, 2012-Present); Partner, Dentons Canada LLP (May 1, 1995-Present)

Peter Virsik California, USA	45

Executive Vice-President and Chief Operating Officer, ESSA Pharma Inc. (August 2016–Present);

Senior Vice President (2013-2015) and Vice President (2011-2013), Corporate Development, XenoPort, Inc.

Vice President (2009-2011), Executive Director (2007-2009) and Senior Director (2005-2007), Business Development, XenoPort, Inc.

Associate Director (2004-2005) and Manager (2000-2004), Corporate Development, Gilead Sciences, Inc.

David Wood British Columbia, Canada	59

Chief Financial Officer, ESSA Pharma Inc., (July 2013-Present);
Head of Finance, Secretary & Treasurer, Celator Pharmaceuticals Inc. (April 2003-April 2013)

Cubist Pharmaceuticals Inc. (2000-2003)

Terragen Discovery Inc. (1996-2000)

(1)	Member of the Audit Committee (as defined herein).

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance Committee.

Biographies

Dr. Raymond Andersen, Chief Technical Officer, Secretary and Director

Dr. Raymond Andersen is one of ESSA's co-founders. He has served as ESSA's Secretary since January 2009, and as a director and Chief Technical Officer since October 2010. He is responsible for participating in the research and development of ESSA's product candidates, and with the assessment and review of business and scientific matters. As an independent consultant, he devotes approximately 20% of his time to ESSA's affairs. He is also a Professor at UBC in the departments of Chemistry and Earth & Ocean Sciences. He is internationally known for his research into the identity and structure of novel chemical compounds derived from marine organisms, the molecular routes to their biosynthesis, their role in ocean ecology, and their potential as new drugs. Among them are compounds that have anti-inflammatory and anti-cancer properties and these compounds are being developed as anti-asthma, and anti-tumour drugs. His industrial programs have led to deals with Aventis and Wyeth and the venture capital arms of Johnson & Johnson and Pfizer. Dr. Andersen received his B.Sc. degree from the University of Alberta, a M.Sc. from UC Berkeley, and Ph.D. from U.C. San Diego. He carried out postdoctoral research at the Massachusetts Institute of Technology. In recognition of his pioneering achievements, Dr. Andersen was inducted into the Royal Society of Canada and recently received the R. U. Lemieux Award from the Canadian Society for Chemistry and the Jacob Biely Research Prize from UBC.

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

Dr. Paul Cossum, Executive Vice President of Research and Development

Dr. Paul Cossum has more than 25 years of experience in product development roles in the biotechnology sector. Dr. Cossum has served as ESSA's Executive Vice President of Research and Development since August 2014. In this role, Dr. Cossum is responsible for the oversight of research and development of ESSA's product candidates. He began his career as a scientist in the Department of Pharmacological Sciences, and then Safety Evaluation, at Genentech. Thereafter followed roles of increasing responsibility at various biotech companies. He was Director of Pre-clinical Development at ISIS Pharmaceuticals, Vice-President of Pre-clinical R&D at Aronex Pharmaceuticals, Executive Vice-President of Development at NewBiotics, and CEO and head of Development at Proacta. The latter two companies were involved in the development of prodrugs for various cancer indications. Most recently he served as President of the Texas BioAlliance, a non-profit organization that supported applicants and awardees of CPRIT with product development expertise. Dr. Cossum received BSc, M. Pharmacy and PhD degrees from the University of Tasmania, Australia, and then completed a post-doctoral fellowship at the Chemical Industry Institute of Toxicology in Research Triangle Park, NC.

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

Dr. David Parkinson, President, Chief Executive Officer and Director

Dr. David Parkinson has served as a director of the Company since June 2015 and has been serving full-time as the Company’s President and Chief Executive Officer since January 2016. Since his appointment in January 2016, he has become a venture advisor at New Enterprise Associates, Inc., where previously he was a venture partner. From 2007 until 2012, Dr. Parkinson served as President and CEO of Nodality, a South San Francisco-based biotechnology company. Until 2007 Dr. Parkinson was Senior Vice President, Oncology Research and Development, at Biogen Idec. Prior to joining industry, Dr. Parkinson worked at the National Cancer Institute from 1990 to 1997, serving as Chief of the Investigational Drug Branch, then as Acting Associate Director of the Cancer Therapy Evaluation Program. Dr. Parkinson is a past Chairman of the FDA’s Biologics Advisory Committee. He currently serves as director on the boards of Threshold Pharmaceuticals and Cerulean Pharma Inc., public biopharma companies focused on the discovery and development of anti-cancer drugs. Dr. Parkinson received his medical degree from the University of Toronto. He has held academic positions both at Tufts and at the University of Texas MD Anderson Cancer Center, and has authored over 100 peer-reviewed publications.

Dr. Frank Perabo, Executive Vice President and Chief Medical Officer

Dr. Frank Perabo has been employed full time as ESSA's Chief Medical Officer since September 2014. He is responsible for developing a clinical advisory board and assisting with the pre-clinical development of ESSA's product candidate. Dr. Perabo has more than 18 years of experience in pre-clinical and clinical drug development in Urologic Oncology. Before joining the Company, he served as Executive Director of Medical Science Oncology for 5 years at Astellas Pharma Global Development, Inc. In this position he was instrumental in the development and global approvals of XTANDI (Enzalutamide). From January 2008 to June 2011, he served as a Director and then Senior Director at Astellas Europe, as Global Medical Lead in Urology, Gynecology and Pain working on pre-clinical to Phase 3 development, successfully directing Phase-3 programs for OAB and BPH, as well as various other pre-clinical and clinical compounds in development. From 2001 to 2006, Dr. Perabo worked as independent consultant in business development, and pre-clinical and clinical research and development. From 2000 to 2001, Dr. Perabo served as Scientific Director at Oncology World, Munich (a specialized CRO in Oncology) establishing clinical development and business strategies. He obtained his training in surgery and urology at the Universities of Munich, Freiburg and Bonn from 1993 to 1999 after graduating from the Medical School at the University of Munich with magna cum laude. He is a board certified urologist, and Associate Professor of Urology at Bonn University (Germany), and a Fellow of the European Board of Urology, next to being a member of several Urologic and Oncologic associations. In his career, he has received many awards and grants including an European Commission FP7 (Marie Curie Fellowship) grant, a grant from the Center for Translational Molecular Medicine, numerous awards for best scientific presentations, and the prestigious Maximilian-Nitze-Award of the German Urological Society for his work on tumor immune escape.

Scott Requadt, Director

Scott Requadt, JD, MBA, is currently a Managing Director at Clarus Ventures, a life sciences venture capital fund. Scott has over 15 years of operating and investment experience in the pharmaceutical industry. Prior to joining Clarus in 2005, Mr. Requadt was Director, Business Development of TransForm Pharmaceuticals, and previously practiced for several years as an M&A attorney at the NYC-based law firm of Davis Polk & Wardwell. Before that, Mr. Requadt was a law clerk for a senior judge at the Supreme Court of Canada. Mr. Requadt holds a B.Com (Economics & Finance) from McGill University, an LL.B from University of Toronto and an MBA from Harvard Business School (Baker Scholar). Mr. Requadt has been involved in multiple investments spanning both therapeutics and medtech, including Intercept Pharmaceuticals and several R&D risk-sharing collaborations with large pharma partners. He has previously been active on the Boards of TyRx, Catabasis, Oxford Immunotec, VBI Vaccines, Link Medicine and Biolex Therapeutics.

Dr. Marianne Sadar, Chief Scientific Officer and Director

Dr. Marianne Sadar is one of ESSA's co-founders. Dr. Sadar has been a director since January 2009, and has acted as ESSA's Chief Scientific Officer since October 2010. She is responsible for participating in the research and development of ESSA's product candidates, and with the assessment and review of business and scientific matters. As an independent consultant, she devotes approximately 20% of her time to ESSA's affairs. She is a Distinguished Scientist at the BCCA and a Professor of Pathology and Laboratory Medicine at UBC. Dr. Sadar is internationally known for her research on identifying mechanisms of activating the AR and developing therapeutics for advanced prostate cancer that target the N-terminal domain of the AR. Her research was the first to show that the N-terminal domain of the AR could be activated by alternative pathways and she proposed this domain as a therapeutic target in 1999. Later, Dr. Sadar provided the first proof-of-concept that targeting the N-terminus of the AR results in a therapeutic response in an in vivo model of CRPC. Dr. Sadar received her B.Sc. from Simon Fraser University, and Ph.D. from the University of Bradford, U.K. She carried out post-doctoral training at AstraZeneca (Astra Hässle), Department of Drug Metabolism and Pharmacokinetics in Mölndal, Sweden and at the BCCA. She has served on approximately 50 scientific panels, and has been a recipient of awards including the Terry Fox Young Investigator Award, Simon Fraser University Alumni Award for Academic Excellence, and the first non- American to receive the Society of Women in Urology/Society of Basic Urologic Research “Award for Excellence in Urologic Research”. She has served as President of the Society of Basic Urologic Research (USA), member of the Scientific Advisor Boards for the Prostate Cancer Foundation (USA) and Coalition to Cure Prostate Cancer (Canada). Dr. Sadar is FY2017 Chair of the Programmatic/Integration Panel of the U.S. Army’s Department of Defence Congressionally Directed Medical Research Programs Prostate Cancer Research Program (“PCRP”).

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

Peter Virsik, Executive Vice President and Chief Operating Officer

Peter Virsik joined the Company in August 2016 as Executive Vice President and Chief Operating Officer, bringing over 20 years of experience in corporate development, strategy, new product planning, alliance management, and finance. During his career, Mr. Virsik has completed over 30 licensing, M&A and financial transactions, totaling over $3 billion in value. Most recently, he served as Senior Vice President, Corporate Development for XenoPort (acquired by Arbor Pharmaceuticals), leading licensing, strategy, new product planning and alliance management for the company. During his tenure at XenoPort, Mr. Virsik played an integral role in the licensing and commercialization of Horizant® (gabapentin enacarbil). Prior to XenoPort, Mr. Virsik worked for Gilead Sciences from 2000 through 2005 in Corporate Development, where he was involved in building Gilead’s HIV franchise through the acquisition of Triangle Pharmaceuticals and the licensing of Vitekta® (elvitegravir). Before joining Gilead, Mr. Virsik worked at J.P. Morgan in the biotechnology equity research group and as a consultant for Ernst and Young. Mr. Virsik began his career in R&D at Genentech. Mr. Virsik received an MBA from the Kellogg Graduate School of Management at Northwestern University, an MS in Microbiology from the University of Michigan, Ann Arbor, and a BA in Molecular and Cellular Biology from the University of California, Berkeley.

David Wood, Chief Financial Officer

David Wood has been employed full time as ESSA's Chief Financial Officer since July 2013. He is responsible for managing all of ESSA's financial aspects, including financial reporting, treasury, and matters related to compliance and corporate governance, insurance, human resources, and facilities. Mr. Wood has over 30 years of experience in management positions in both large corporations and early stage companies in North America and the U.K. Prior to joining us in 2013, he was Head of Finance and Corporate Development, Secretary and Treasurer at Celator Pharmaceuticals Inc. from 2003 to 2013. Prior to 2003, he was Managing Director of Cubist Pharmaceuticals (UK) Ltd., Senior Director, International Operations of Cubist Pharmaceuticals Inc. and Finance Director at TerraGen Discovery, Inc., Vancouver, B.C. During over 18 years working in the biopharmaceutical industry, he has overseen several merger and acquisition transactions and numerous financings which raised over $150 million. Mr. Wood began his career in the finance and exploration departments at Chevron Corp. He received an M.B.A. from the University of Western Ontario, a B.Sc. Honors in Biology, Queen’s University, and a CPA, CMA accounting designation. Mr. Wood served on the governing body of the National Research Council of Canada from 2008 to 2014.

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

Each of Dr. David Parkinson, President and CEO, David Wood, CFO, Peter Virsik, Executive VP and Chief Operating Officer (“EVP & COO”), Dr. Frank Perabo, Executive Vice-President of Clinical Development and Chief Medical Officer (“EVP & CMO”), Dr. Paul Cossum, Executive Vice President of Research and Development (“EVP of  R&D”), and Dr. Marianne Sadar, Chief Scientific Officer (“CSO”), is an NEO of the Company for purposes of this disclosure.

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

Elements of Compensation

Base Salary – The base salary review of any NEO will take into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO. Base salary is not expected to be evaluated against a formal “peer group”. The base salaries for NEOs of ESSA as of the date of this Annual Report are:

NEO	BASE SALARY
Dr. David Parkinson (President & CEO)	US$430,000/year
David Wood (CFO)	C$265,200/year
Peter Virsik (EVP & COO)	US$365,000/year
Dr. Frank Perabo (EVP & CMO)	US$438,600/year
Dr. Paul Cossum (Executive VP of R&D)	US$285,600/year
Dr. Marianne Sadar (CSO)	C$180,000/year

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

The bonuses available to the NEOs as of the date of this Annual Report are:

NEO	BONUS PAYABLE
Dr. David Parkinson (CEO)	Up to 50% of Base Salary
David Wood (CFO)	Up to 40% of Base Salary
Peter Virsik (COO)	Up to 40% of Base Salary
Dr. Frank Perabo (EVP & CMO)	Up to 40% of Base Salary
Dr. Marianne Sadar (CSO)	C$10,000 per provisional patent application filed, C$10,000 per publication completed

Up to the date of this Annual Report, the Company has generally relied on a flexible and informal approach to executive compensation for certain NEOs. Accordingly, the bonuses noted above of up to 40% of base salary available to Mr. Wood, Mr. Virsik, and Dr. Perabo were selected based on the Board’s collective agreement regarding an appropriate bonus range and on discussions with Mr. Wood and Dr. Perabo about their expectations as CFO and EVP & CMO of the Company, respectively.

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

NEO	OPTIONS
Dr. David Parkinson (President & CEO)	50,000 Options (C$14.90 exercise price per Common Share, expiring June 23, 2025, 600,000 Options (C$6.25 exercise price per Common Share, expiring January 12, 2021)
David Wood (CFO)	75,000 Options (C$0.80 exercise price per Common Share, expiring May 20, 2019) and 200,000 Options (C$2.00 exercise price per Common Share, expiring July 30, 2019)
Peter Virsik (EVP & COO)	290,000 Options (C$3.49 exercise price per Common Share, expiring August 9, 2021)
Dr. Frank Perabo (EVP & CMO)	500,000 Options (C$2.00 exercise price per Common Share, expiring September 8, 2019)
Dr. Paul Cossum (EVP of R&D)	400,000 Options (C$2.00 exercise price per Common Share, expiring April 14, 2019)
Dr. Marianne Sadar (CSO)	300,000 Options (C$0.80 exercise price per Common Share, expiring January 31, 2018)

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

General Equity-Compensation Arrangements

On September 4, 2014, ESSA adopted the Stock Option Plan, which was later amended and restated on May 21, 2015 and on March 10, 2016. The Stock Option Plan is administered by the Chief Financial Officer of ESSA on the instructions of the Board or such director or other senior officer or employee of ESSA as may be designated by the Board from time to time.

Pursuant to the Stock Option Plan, ESSA may grant Options to any of its or its affiliates’ bona fide directors, officers, consultants and employees (including employees of persons providing certain management services to ESSA), and to any company, the 100% of share capital of which is beneficially owned by one or more of the foregoing persons. Option grants are contingent upon the determination of the Board that such grants and the exercise of such Options will not violate the securities laws of the jurisdiction in which the optionee resides. In addition, eligible persons cannot be granted an option that would exceed the “Insider Participation Limit” (as defined in the TSX Company Manual), and the aggregate number options granted to all “Insiders” (as defined in the TSX Company Manual) cannot exceed such “Insider Participation Limit”, unless, in either case, ESSA has obtained approval for disinterested shareholders to do so, in accordance with the TSX Company Manual. A person can receive grants of no more than 5% of ESSA’s issued and outstanding share capital in any 12 month period, with the exception of a consultant who may not receive grants of more than 2% of ESSA’s issued and outstanding share capital in any 12 month period; and, no more than an aggregate of 2% of ESSA’s issued and outstanding Common Shares may be reserved for issue upon exercise of option grants made to persons engaged in investor relations activities at any one time.

The Options granted under the Stock Option Plan must not have an exercise price that is less than the “Market Price” (as defined in the TSX Company Manual”) of ESSA’s Common Shares, and are prohibited from having an exercise period in excess of ten years following their award date. The Stock Option Plan contains a net settlement mechanism with respect to the exercise of Options whereby, in lieu of exercising an Option by delivery of an exercise notice along with payment of the exercise price, any optionee may elect to transfer and dispose of a specified number of Options to ESSA in exchange for a number of Common Shares having a fair market value equal to the intrinsic value of such Options disposed of and transferred to ESSA. The Options are non-assignable and non-transferable except in limited circumstances, including in the case of death or disability of an optionee.

The maximum number of Common Shares that may be reserved and available for issuance upon exercise of Options is 5,000,000 Common Shares. Any Common Shares subject to an Option that expires or terminates without having been fully exercised may be made the subject of a further Option. The Stock Option Plan provides for adjustments to the Options in various circumstances, including adjustments to the number of Common Shares available under the Stock Option Plan, the number of Common Shares subject to any Option and the exercise price therefor in the event of a declaration of a stock dividend, or a consolidation, subdivision or reclassification of the Common Shares, and adjustments in the Common Shares receivable on the exercise of an Option in the event of an amalgamation, merger or entry into a plan of arrangement by ESSA. Further, upon a “Change of Control” (as defined in the Stock Option Plan), all Options become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.

ESSA’s administration of the Stock Option Plan is consistent with the policies and rules of the TSX and the Nasdaq and will comply with such other stock exchanges on which the Common Shares may be listed in the future. Certain amendments to the Options require disinterested shareholder approval, including reductions in the exercise price of, and extension of the expiry date of, an Option previously granted to an insider, and amendments to remove or to exceed the “Insider Participation Limit”. Certain other amendments, including amendments, modifications or terminations of the Stock Option Plan with respect to all Common Shares in respect of Options which have not been granted thereunder, changes in provisions relating to the manner of exercise of Options, changes to the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, and changes to the provisions for termination or cancellation of Options may, subject to the requirements of the TSX Company Manual and the provisions of the Stock Option Plan, be made by the Board without consent or approval from any participant or shareholder of ESSA. In addition, the Stock Option Plan and any amendments thereto are subject to all necessary approvals of the applicable regulatory authorities.

NEO Compensation

As of September 30, 2016, ESSA had six NEOs: Dr. David Parkinson, President and CEO, David Wood, CFO, Peter Virsik, EVP & COO, Dr. Frank Perabo, EVP & CMO, Paul Cossum, EVP of R&D, and Dr. Marianne Sadar, CSO.

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

Specific termination and change-of-control provisions of each NEO include:

For Dr. David Parkinson:

•	A payment of six months of base salary upon termination without cause and a payment of one year of base salary upon termination without cause after 12 months of employment. This amount increases to 18 months if the termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. Had Dr. Parkinson’s employment been terminated without cause on September 30, 2016, he would have received $215,000. Had Dr. Parkinson’s employment been terminated without cause after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination, he would have received $645,000.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Dr. Parkinson held 650,000 options as of the date of this Annual Report.

For David Wood:

•	A payment to the employee of up to one year of base salary for termination without cause, whether or not the termination was caused by a change of control event. Had Mr. Wood been terminated without cause on September 30, 2016, whether or not the termination was caused by a change of control event, he would have received up to C$265,200.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Mr. Wood held 275,000 options as of the date of this Annual Report.

For Dr. Frank Perabo:

•	A payment to the employee of up to one year of base salary for termination without cause, whether or not the termination was caused by a change of control event. Had Dr. Perabo been terminated without cause on September 30, 2016, he would have received $430,000. If there is a change of control, and continuing employment is not offered, Dr. Perabo will receive one year of base salary.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Dr. Perabo held 500,000 options as of the date of this Annual Report.

For Dr. Paul Cossum:

•	A payment to the employee of up to one year of base salary for termination without cause, whether or not the termination was caused by a change of control event. Had Dr. Cossum been terminated without cause on September 30, 2016, he would have received up to $285,600. If there is a change of control, and continuing employment is not offered, Dr. Cossum will receive one year of base salary.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Dr. Cossum held 400,000 options as of the date of this Annual Report.

For Mr. Peter Virsik:

•	A payment of six months of base salary upon termination without cause and a payment of one year of base salary upon termination without cause after 12 months of employment. This amount increases to 18 months if the termination without cause occurs within 18 months after a change of control event. Had Mr. Virsik’s employment been terminated without cause on September 30, 2016, he would have received $182,500. Had Mr. Virsik’s employment been terminated without cause within 18 months after a change of control event, he would have received $547,500.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Mr. Virsik held 290,000 options as of the date of this Annual Report.

For Dr. Marianne Sadar:

•	None

Summary Compensation Table

ESSA's key management personnel include Dr. David Parkinson, CEO, David Wood, CFO, Peter Virsik, EVP & COO, Dr. Frank Perabo, EVP & CMO, Dr. Paul Cossum, EVP of R&D, Dr. Marianne Sadar, CSO and Director, and Dr. Raymond Andersen, CTO and Director. Compensation paid to key management personnel are as follows:

	YEAR ENDED	YEAR ENDED	YEAR ENDED
($)	SEPTEMBER 30, 2016	SEPTEMBER 30, 2015	SEPTEMBER 30, 2014

Salaries and consulting fees	2,454,401	1,710,995	439,239

Share-based payments	975,927	825,768	419,229

Total compensation	3,430,328	2,536,763	858,468

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

Incentive Plan Awards Outstanding

As at September 30, 2016, the end of the Company’s last fiscal year, non-NEO directors held 545,000 Options in the Company, granted in prior years, resulting in $53,951 vested or earned in the year ended September 30, 2016.

Options to Purchase Securities

As at the date of this Annual Report, 4,062,519 outstanding options to acquire Common Shares (the “Options”) are held by directors, consultants, employees and executive officers of the Company. Of these Options, 1,118,300 are exercisable at a price of C$0.80 per Common Share, 1,859,219 are exercisable at a price of C$2.00 per Common Share, 290,000 are exercisable at a price of C$3.49 per Common Share, 10,000 are exercisable at a price of C$5.15 per Common Share, 50,000 are exercisable at a price of C$5.35 per Common Share, 600,000 are exercisable at C$6.25 per Common Share, 20,000 are exercisable at a price of C$7.26 per Common Share, 60,000 are exercisable at a price of C$9.10 per Common Share, and 55,000 are exercisable at a price of C$14.90 per Common Share. The table below summarizes the 4,062,519 Options outstanding as at the date of this Annual Report.

Class of Optionee (Number)	Number of Common Share Options Held		Exercise Price (C$)	Expiry Date
Dr. Marianne Sadar	300,000	(1)	$0.80/Common Share	January 31, 2018
Chief Scientific Officer

Dr. Raymond Andersen	300,000	(1)	$0.80/Common Share	January 31, 2018
Chief Technical Officer

Jennifer Hamilton	15,300	(2)	$0.80/Common Share	October 21, 2017
Consultant

Dr. Roger Ulrich Consultant	50,000	(3)	$0.80/Common Share	November 20, 2017

Dr. Jim Bristol Consultant	50,000	(3)	$0.80/Common Share	November 20, 2017

Kim Hewitt	3,250	(2)	$0.80/Common Share	June 1, 2017
Consultant	6,750	(4)	$0.80/Common Share	May 20, 2019

Dr. Oreola Donini former VP of R&D	36,000	(6)	$0.80/Common Share	June 1, 2017

Bloom Burton & Co. Inc.	529,219	(7)	$2.00/Common Share	The later of October 24, 2019 or 48 months from the date the Company becomes a reporting issuer on a recognized stock exchange.

Dr. Paul Cossum EVP of Research & Development	400,000	(8)	$2.00/Common Share	April 14, 2019

Dr. Stephen Plymate Consultant	50,000	(9)	$0.80/Common Share	July 1, 2018

Gary Sollis Director	120,000	(10)	$0.80/Common Share	May 20, 2019

Kally Singh Consultant	25,000	(4)	$0.80/Common Share	May 20, 2019

David Wood	75,000	(5)	$0.80/Common Share	May 20, 2019
Chief Financial Officer	200,000	(11)	$2.00/Common Share	July 30, 2019

Richard Glickman Chairman	75,000	(12)	$0.80/Common Share	May 20, 2019
87

Daisy Wong Consultant	12,000	(4)	$0.80/Common Share	May 20, 2019

Dr. Frank Perabo EVP & Chief Medical Officer	500,000	(13)	$2.00/Common Share	September 8, 2019

Robert Rieder Former Chief Executive Officer	150,000	(14)	$2.00/Common Share	June 6, 2017

Sequoia Partners Inc.	50,000	(15)	$2.00/Common Share	December 18, 2019

Chandtip Chandhasin	10,000	(16)	$2.00/Common Share	November 23, 2019

Nkengyal Barber	10,000	(17)	$2.00/Common Share	November 23, 2019

Leah Dimascio	10,000	(18)	$2.00/Common Share	December 2, 2019

Erin Rudsinski	10,000	(19)	$5.15/Common Share	March 3, 2020

Franklin Berger	50,000	(20)	$5.35/Common Share	March 5, 2025

Erica Osbourne	5,000	(21)	$14.90/Common Share	June 23, 2020

David Parkinson	50,000	(22)	$14.90/Common Share	June 23, 2025
President & Chief Executive Officer	600,000	(26)	$6.25/Common Share	January 12, 2021

Loleta Harris	10,000	(23)	$9.10/Common Share	September 9, 2025

Steve Pondell	50,000	(23)	$9.10/Common Share	September 9, 2025

Neil Thapar	20,000	(25)	$7.26/Common Share	November 6, 2019

Peter Virsik EVP & Chief Operating Officer	290,000	(27)	$3.49/Common Share	August 9, 2021

(1)	These Options vest in equal monthly installments of 12,500 Options per month with the first installment of Options vesting on February 28, 2013.

(2)	These Options vested immediately.

(3)	These Options vested according to the following schedule: (1) 10,000 Options vest immediately on November 20, 2012; (2) 10,000 Options vest every three months after the anniversary date of the grant. All remaining Options will vest immediately upon any of the following events: (1) completion of a venture capital financing; (2) execution of a partnership agreement; (3) successful filing of IND application with the FDA.

(4)	These Options vest according to the following schedule: 20% on May 21, 2014; 20% in four equal monthly installments on the anniversary date of the grant.

(5)	These Options vest according to the following schedule: 20% on May 21, 2014; 20% in four equal monthly installments on the anniversary date of the grant.

(6)	These Options vested in equal monthly installments of 5,000 Options per month with the first installment of Options vesting on June 1, 2012.

(7)	100% of these Options vest 12 months from the date the Company becomes a reporting issuer on a recognized stock exchange.

(8)	These Options vest according to the following schedule: 10,000 options vest each month for the first 24 months of employment starting April 15, 2014. The remaining Options vest upon the following events: (1) 100,000 Options upon filing a successful IND; (2) 60,000 Options upon filing a successful IND application prior to February 28, 2015; and (3) all unvested Options vest upon completion of a sale of the Company. Vested Options will automatically expire one year after the optionee elects to terminate employment with the Company for any reason.

(9)	These Options vest according to the following schedule: (1) 20% on July 1, 2013; (2) 20% in four equal monthly installments on the anniversary date of the grant.

(10)	These Options vested in equal quarterly installments of 10,000 Options per quarter with the first installment of Options vesting on April 1, 2013.

(11)	These Options vest according to the following schedule: (1) 20% on July 30, 2014; (2) 20% in four equal monthly installments on the anniversary date of the grant.

(12)	These Options vest according to the following schedule: (1) 25% on May 21, 2014; (2) 25% in three equal monthly installments on the anniversary date of the grant.

(13)	These Options were granted pursuant to the terms of the Stock Option Plan and vest in equal monthly installments of 10,000 Options per month for 36 months with the first installment of Options vesting on September 8, 2014. The remaining Options vest upon the following events: (1) 40,000 Options upon dosing the first patient in a Phase 1/2 clinical trial; (2) 50,000 Options upon dosing such patient prior to July 31, 2015; (3) 50,000 Options upon completing enrollment for such study prior to September 30, 2017; and (4) all unvested Options vest upon completion of a sale of the Company. Vested Options will automatically expire one year after the optionee elects to terminate employment with the Company.

(14)	These Options originally vested according to the following schedule: 25% on December 31, 2014; and 25% in three equal annual installments beginning on December 31, 2015. Upon resignation of Mr. Rieder on January 6, 2016, these Options were immediately vested and will expire June 6, 2017.

(15)	These Options vest according to the following schedule: 10,000 Options on December 19, 2014; 10,000 Options three months after December 19, 2014; and 10,000 Options every three months thereafter.

(16)	These Options vest according to the following schedule: 20% on December 19, 2014; and 20% in four equal annual installments beginning on November 24, 2015.

(17)	These Options vest according to the following schedule: 20% on December 19, 2014; and 20% in four equal annual installments beginning on November 24, 2015.

(18)	These Options vest according to the following schedule: 20% on December 19, 2014; and 20% in four equal annual installments beginning on December 3, 2015.

(19)	The Options vest according to the following schedule: 20% on March 2, 2015; and 20% in four equal annual installments beginning March 2, 2016.

(20)	The Options vest according to the following schedule: 20,000 on March 5, 2015; 15,000 on March 5, 2016; and 15,000 on March 5, 2017.

(21)	These Options vest according to the following schedule: 20% on June 23, 2015; and 20% in four equal installments beginning June 23, 2016.

(22)	The Options vest according to the following schedule: 20,000 on June 23, 2015; 15,000 on June 23, 2016; and 15,000 on June 23, 2017.

(23)	These Options vest according to the following schedule: 20% on September 9, 2015; and 20% in four equal installments beginning September 9, 2016.

(24)	These Options vest according to the following schedule: 20% on November 6, 2015; and 20% in four equal installments beginning November 6, 2016.

(25)	These Options vest according to the following schedule: 20% on November 6, 2015; and 20% in four equal installments beginning November 6, 2016.

(26)	These Options vest according to the following schedule: 150,000 on January 12, 2017; and 12,500 every month thereafter.

(27)	These Options vest according to the following schedule: 72,500 on August 9, 2017; and 6,042 every month thereafter.

C.	Board Practices

Item 6.A., “Directors, Senior Management and Employees – Directors and Senior Management” above sets out each directors’ and officers’ date of expiration of their current term of office, as applicable, and the period during which such person has served in that office.

For specific termination and change-of-control provisions for the Company’s six NEO’s, Dr. David Parkinson, David Wood, Peter Virsik, Dr. Frank Perabo, Dr. Paul Cossum, and Dr. Marianne Sadar, see Item 6.B “Compensation.”

As of the date of this Annual Report, Richard Glickman, Gary Sollis, Dr. Marianne Sadar, Dr. Raymond Andersen, Franklin Berger, Dr. Frank Perabo and David Parkinson are not engaged in a contract providing for benefits upon termination of employment with the Company.

Audit Committee

The audit committee of the Board (the “Audit Committee”) is comprised of Franklin Berger (chair), Richard Glickman, and Gary Sollis, all of whom are “financially literate” as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the rules of the Nasdaq. Each member of the Audit Committee is considered independent pursuant to NI 52-110, Rule 10A-3 under the U.S. Exchange Act and the rules of the Nasdaq. Franklin Berger served as the Audit Committee’s financial expert for the 2016 fiscal year. A description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member may be found above under the heading “Directors, Senior Management and Employees – Directors and Senior Management”.

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

Financial Year Ending	Audit Fees		Audit- Related Fees		Tax Fees		All Other Fees
September 30, 2016	C$	56,610	$	nil	$	nil	$	nil
September 30, 2015	C$	45,000	$	nil	$	nil	$	nil
September 30, 2014	C$	32,000	$	nil	$	nil	$	nil
September 30, 2013	C$	15,000	$	nil	$	nil	$	nil
December 31, 2012	C$	15,000	$	nil	$	nil	$	nil

Compensation Committee

Prior to December 19, 2014, compensation matters were determined by the entire Board. At a meeting held on December 19, 2014, the Board formed a Compensation Committee. The Compensation Committee is currently comprised of Scott Requadt (chair), Richard Glickman and Gary Sollis. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee. All of ESSA’s compensation committee members meet these heightened standards. The Compensation Committee is responsible for reviewing the compensation plans and severance arrangements for management, to ensure they are commensurate with comparable companies. Factors that are taken into consideration when making compensation decisions include:

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

Composition of the Board

The Board is composed of seven directors, three of whom qualify as independent directors. For this purpose, a director is independent if he or she has no direct or indirect “material relationship” with ESSA. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. An individual who has been an employee or executive officer of the Company within the last three years is considered to have a material relationship with the Company.

Of the directors, Franklin Berger, Richard Glickman, and Gary Sollis are considered independent under Rule 5605(a)(2) of the Nasdaq listing standards. Three directors: (i) Dr. David Parkinson, President and Chief Executive Officer of the Company; (ii) Dr. Marianne Sadar, Chief Scientific Officer of the Company; (iii) Dr. Raymond Andersen, Secretary and Chief Technical Officer of the Company; and (iv) Scott Requadt, Managing Director of Clarus (a major shareholder) are considered not independent. The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board. The Board believes that management is effectively supervised by the three independent directors, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management not represented on the Board.

Directorships

Currently, the following directors serve on the following boards of directors of other public companies:

DIRECTOR	PUBLIC CORPORATION BOARD MEMBERSHIP
Richard Glickman	Cardiome Pharma Corp., Aurinia Pharmaceuticals Corp.
Franklin Berger	Five Prime Therapeutics, Inc., Immune Design Corp., Bellus Health, Inc.
David Parkinson	Threshold Pharmaceuticals, Inc., Cerulean Pharma Inc., 3SBio Inc.
Scott Requadt	VBI Vaccines Inc.

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

D. Employees

As of the date of this Annual Report, ESSA has a total of 25 employees and consultants on a full-time or part-time basis. ESSA has in the past, and may in the future, retain additional expert consultants on an ad-hoc basis if required in connection with the Company’s development program. None of ESSA’s employees are represented by a union. The following table sets forth the total number of ESSA’s employees at September 30, 2016, 2015 and 2014, respectively, and a breakdown of persons employed by category of activity and geographic location for the corresponding periods.

	September 30, 2016	September 30, 2015	September 30, 2014
Employees and consultants by category of activity:
Management	7	6	4
Administration	8	7	-
Research	10	10	1
Total Number of Employees and Consultants	25	23	5
Employees and consultants by geographic location:
Canada	8	9	2
United States	17	14	3
Total Number of Employees and Consultants	25	23	5

E.	Share Ownership

As at the date of this Annual Report, as a group, the Company’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over 8,755,478 Common Shares being 30.09% of the 29,096,889 Common Shares issued and outstanding.

The following table states the number of Common Shares beneficially owned by each person, directly or indirectly, or over which each person exercised control or direction as at December 14, 2016. The persons listed below are deemed to be the beneficial owners of Common Shares underlying stock options that are exercisable within 60 days from the above date.

Name of Beneficial Owner	Common Shares(1)	Percent of Common Shares(2)
Dr. David Parkinson	185,000	0.58%
Richard M. Glickman	831,250	2.60%
Dr. Marianne Sadar	3,189,296	9.98%
Dr. Raymond Andersen	3,186,296	9.97%
Gary Sollis	90,000	0.28%
David Wood	155,000	0.49%
Dr. Frank Perabo	380,000	1.19%
Dr. Paul Cossum	340,000	1.06%
Franklin Berger	398,636	1.25%

(1)	These numbers include Common Shares underlying stock options that are exercisable within 60 days from December 14, 2016.

(2)	Based on an aggregate total of 31,951,158 Common Shares, being the 29,096,889 Common Shares issued and outstanding as at December 14, 2016 plus the 2,854,269 Common Shares underlying stock options that are exercisable within 60 days from December 14, 2016.

Item 6.B., “Directors, Senior Management and Employees – Compensation” above sets out information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table shows the name and information about ESSA’s voting securities owned by each person or company which, as at December 14, 2016, owned of record, or which, to ESSA’s knowledge, owned beneficially, directly or indirectly, more than 5% of any class or series of the Company’s voting securities:

Name	Number and Type of Securities	Type of Ownership	Percentage of Class(1)	Percentage of Class on a Diluted Basis(2)
Dr. Marianne Sadar	2,889,296 Common Shares	Beneficial	9.93%	7.18%
Dr. Raymond Andersen	2,886,296 Common Shares	Beneficial	9.92%	7.17%
Eventide Asset Management	2,719,410 Common Shares	Beneficial	9.35%	6.75%
Deerfield Funds	2,121,601 Common Shares	Beneficial	7.29%	5.27%
Clarus Ventures	2,121,212 Common Shares	Beneficial	7.29%	5.27%

(1)	Based on 29,096,889 outstanding Common Shares as of December 14, 2016.

(2)	Based on an aggregate total of 40,258,949 outstanding Common Shares on a fully diluted basis as of December 14, 2016, being the 29,096,889 Common Shares issued and outstanding as at December 14, 2016, and assuming the exercise of all outstanding 4,062,519 Options, 25,000 Bloom Burton Warrants, 256,363 Broker Warrants, 4,545,452 7-Year Warrants, and 2,272,726 2-Year Warrants, each on a one to one basis.

No major shareholders have different voting rights.

The information in the table above was supplied by Computershare Trust Company of Canada, the Company’s registrar and transfer agent, and by the individuals themselves.

As of December 14, 2016, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

Location:	Number of registered shareholders of record	Number of Common Shares	Percentage of total Common Shares
Canada	51	17,308,077	85.00%
United States	7	11,680,359	11.67%
Other	2	108,453	3.33%
Total	100%	100%	100%

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

Employment Agreements

ESSA has entered into employment agreements with Dr. David Parkinson, President and Chief Executive Officer, David Wood, Chief Financial Officer, and Peter Virsik, Executive Vice President and Chief Operating Officer. Terms of employment for Dr. Frank Perabo, Executive Vice President of Clinical Development and Chief Medical Officer, and Dr. Paul Cossum, Executive Vice President of Research and Development, are as stated in letter agreements. For more information regarding certain of these agreements, see “Compensation” in Item 6.B of this Annual Report.

Consulting Agreements

ESSA has entered into consulting agreements with Dr. Marianne Sadar, Chief Scientific Officer, and Dr. Raymond Andersen, Chief Technical Officer. The specific provisions of each consulting agreement include:

For Dr. Marianne Sadar:

•	The term of this consulting agreement expires on January 31, 2018 and may be extended for additional periods of one year each by mutual written agreement between the parties.

•	An annual fee to the consultant of C$180,000 per year shall be paid in equal monthly installments of C$15,000 throughout the term of the agreement.

•	In connection with consulting services performed, on February 1, 2013 Dr. Sadar received options to purchase 300,000 Common Shares at an exercise price of C$0.80 per share. Such options vest monthly in 24 equal installments of 12,500 Common Shares. Any unvested options will vest immediately upon the closing of this offering. In addition, on May 1, 2011 ESSA granted Dr. Sadar options to purchase 120,000 Common Shares at an exercise price of C$0.50 per share. Such options vest monthly in 12 equal installments of 10,000 shares and vested options shall be exercisable any time and from time to time until April 30, 2016; these options were exercised for 106,862 Common Shares on a cashless basis during the year ended September 30, 2016.

•	Dr. Sadar shall receive a one-time bonus within 10 days of us reaching certain significant milestones described within the consulting agreement.

•	At all times during the term of the consulting agreement, and for a period of 12 months thereafter, Dr. Sadar will be restricted from competing against us.

For Dr. Raymond Andersen:

•	The term of this consulting agreement expires on January 31, 2018 and may be extended for additional periods of one year each by mutual written agreement between the parties.

•	An annual fee to the consultant of C$120,000 per year shall be paid in equal monthly installments of C$10,000 throughout the term of the agreement.
•	In connection with consulting services performed, on February 1, 2013 Dr. Andersen received options to purchase 300,000 Common Shares at an exercise price of C$0.80 per share. Such options vest monthly in 24 equal installments of 12,500 Common Shares. Any unvested options will vest immediately upon the closing of this offering. In addition, on May 1, 2011 ESSA granted Dr. Andersen options to purchase 120,000 Common Shares at an exercise price of C$0.50 per share. Such options vest monthly in 12 equal installments of 10,000 shares and vested options shall be exercisable any time and from time to time until April 30, 2016; these options were exercised for 106,862 Common Shares on a cashless basis during the year ended September 30, 2016.

•	Dr. Andersen shall receive a one-time bonus within 10 days of us reaching certain significant milestones described within the consulting agreement.
•	At all times during the term of the consulting agreement, and for a period of 12 months thereafter, Dr. Andersen will be restricted from competing against ESSA.

Equity Awards

Since ESSA's inception, it has granted equity awards to certain of its directors and officers. ESSA describes its equity plans under “Executive Compensation” in Item 6 of this Annual Report

Included in accounts payable and accrued liabilities at September 30, 2016 is $276,399 (compared to $82,414 on September 30, 2015) due to related parties with respect to the transactions described under “Executive Compensation” in Item 6 of this Annual Report and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Included in accounts payable and accrued liabilities at September 30, 2015 is $82,414 (compared to $21,709 on September 30, 2014) due to related parties with respect to the transactions described under “Executive Compensation” in Item 6 of this Annual Report and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

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

Significant Influence

The Company previously completed the January 2016 Financing, a private placement for gross proceeds of approximately $15,000,000. For greater detail see Item 4.A “History and development of the Company – 2016.”

As a result of the January 2016 Financing, Scott Requadt, Managing Director of Clarus Ventures, LLC, was appointed to the Board of the Company. Pursuant to the terms of a subscription agreement between the Company and Clarus in connection with the January 2016 Financing, Clarus is entitled to nominate two directors to the board of directors of the Company, one of which must be an independent director and pre-approved by the Company. The nomination rights will continue for so long as Clarus holds greater than or equal to 1,060,606 common shares, subject to adjustment in certain circumstances. As of the date of this Annual Report, Clarus has significant influence on the Company beneficially owning 2,121,212 Common Shares, representing 7.29% of the issued and outstanding Common Shares.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The Company’s audited consolidated financial statements as at and for the years ended September 30, 2016, 2015, and 2014, as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The audit report of Davidson & Company LLP is included herein immediately preceding the consolidated financial statements and schedules.

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

Other than the 2016 Loan and Security Agreement, there have been no significant changes in the Company’s financial condition since the most recent consolidated financial statements for the fiscal year ended September 30, 2016. See “Summary Corporate History and Intercorporate Relationships” in Item 4 of this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

As at the date of this Annual Report, the Company had 29,096,889 Common Shares outstanding. On January 27, 2015, the Common Shares began trading on the TSX-V under the symbol “EPI”. On July 28, 2015, ESSA delisted from the TSX-V and began trading its Common Shares on the TSX under the same symbol, “EPI”. On July 9, 2015, the Common Shares began trading on the Nasdaq under the symbol “EPIX”.

Using information from published sources, the following information shows the high and low trading values of ESSA’s Common Shares for the periods indicated:

NASDAQ (“EPIX”)

For the month ended	High ($)	Low ($)	Volume
November 30, 2016	2.48	1.80	87,745
October 31, 2016	2.75	2.10	25,313
September 30, 2016	2.75	2.26	71,003
August 31, 2016	2.75	2.60	74,808
July 31, 2016	2.95	2.61	102,903
June 30, 2016	3.12	2.86	66,740

For the quarter ended	High ($)	Low ($)	Volume
September 30, 2016	2.95	2.26	248,714
June 30, 2016	3.39	2.86	662,183
March 31, 2016	4.75	2.34	600,354
December 31, 2015	7.00	4.00	81,313
For the period from July 9, 2015 to September 30, 2015	9.45	4.90	105,092

For the year ended	High ($)	Low ($)	Volume
September 30, 2016	7.00	2.26	1,592,564
For the period from July 9, 2015 to September 30, 2015	9.45	4.90	105,092

TSX (“EPI”)

For the month ended	High (C$)	Low (C$)	Volume
November 30, 2016	3.35	2.39	273,630
October 31, 2016	3.55	2.90	190,700
September 30, 2016	3.75	3.05	83,800
August 31, 2016	3.57	3.40	196,600
July 31, 2016	3.80	3.40	205,500
June 30, 2016	4.00	3.65	310,700

For the quarter ended	High ($)	Low ($)	Volume
September 30, 2016	3.80	3.05	485,900
June 30, 2016	4.41	3.65	589,700
March 31, 2016	6.90	3.21	777,400
December 31, 2015	9.03	5.57	300,700
For the period from July 28, 2015 to September 30, 2015	9.50	6.60	447,500

For the year ended	High ($)	Low ($)	Volume
September 30, 2016	9.03	3.05	2,153,700
For the period from July 28, 2015 to September 30, 2015	9.50	6.60	447,500

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s Common Shares are listed on the Nasdaq under the symbol “EPIX”. The Company’s Common Shares commenced trading on the TSX under the symbol “EPI” on July 28, 2015, while the Company’s Common Shares were concurrently delisted from the TSX-V. The Company’s Common Shares trade in U.S. dollars on the Nasdaq and in Canadian dollars on the TSX. On December 13, 2016, the closing price of the Company’s Common Shares on the TSX and the Nasdaq was C$2.99 and $2.08, respectively.

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

Except for contracts entered into in the ordinary course of business, the only contracts entered into by ESSA within two years immediately preceding this Annual Report that are still in effect, which may be regarded as material, are as follows:

1.	Cancer Research Grant Contract between CPRIT and the Company dated July 9, 2014.

2.	License Agreement between the BC Cancer Agency, UBC and the Company dated December 22, 2010, as amended on February 10, 2011 and May 27, 2014.

3.	2014 Agency Agreement between the Company and Haywood Securities Inc. dated October 22, 2014.

4.	2015 Agency Agreement between the Company and Bloom Burton & Co. Limited dated January 16, 2015.

5.	2014 Special Warrant Indenture between the Company and the Special Warrant Agent dated October 22, 2014.

6.	2015 Special Warrant Indenture between the Company and the Special Warrant Agent dated January 16, 2015.

7.	Sublease for 2130 West Holcombe Boulevard, Houston, Texas, United States dated April 7, 2015.

8.	Employment Agreement for David Wood.

9.	Employment Agreement for David Parkinson.
10.	Employment Agreement for Peter Virsik.
11.	Loan and Security Agreement between the Company and Silicon Valley Bank dated November 18, 2016.

D.	Exchange Controls

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

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Company believes that it was not classified as a PFIC for the taxable year ending September 30, 2016, and the Company believes it will not be classified as a PFIC for the current taxable year and in future taxable years. However, the Company’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

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

The consolidated financial statements as of September 30, 2016, 2015 and 2014, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended September 30, 2016, 2015, and 2014, and a summary of significant accounting policies and other explanatory information included in this Annual Report have been audited by Davidson & Company LLP, 1200-609 Granville Street, Vancouver, B.C., Canada V7Y 1G6, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their consent and authority as experts in accounting and auditing.

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

The Company is exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. Refer to Item 18, ‘‘Financial Statements - Note 16 Financial Instruments and Risk’’ of the Company’s audited consolidated financial statements for the year ended September 30, 2016, for a qualitative and quantitative discussion of the Company’s exposure to these market risks.

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

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of September 30, 2016. Based on the evaluation, the Company’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(f) and 15d-15(f) promulgated under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act) – are effective as at September 30, 2016.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (“Section 404”), requires that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually. As of September 30, 2015, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management has assessed the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined the Company’s internal control over financial reporting was effective as of September 30, 2016. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of internal controls over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

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

D.	Changes in Internal Control over Financial Reporting

There were no significant changes to the Company’s internal control over financial reporting in the year ended September 30, 2016.

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

ESSA’s Common Shares are quoted for trading on the Nasdaq under the symbol EPIX. As a Canadian corporation listed on the Nasdaq, ESSA is not required to comply with most of the Nasdaq corporate governance standards, so long as it complies with Canadian corporate governance practices.

The following is a summary of the significant ways in which ESSA’s corporate governance practices differ from those required to be followed by U.S. domestic issuers under the Nasdaq corporate governance standards.

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

Director Independence

Rule 5605(b)(1) of the Nasdaq Marketplace Rules requires that a majority of the members of the board of directors of a listed company must be “independent directors” as defined in Rule 5605(a)(2). ESSA has informed the Nasdaq that it follows applicable Canadian laws with respect to independence requirements, which do not require that a majority of the members of the board of directors be independent. Upon the designation of Dr. David Parkinson as ESSA's Chief Executive Officer in January 2016, the number of independent members of the Board was reduced to a minority (three of seven). Further, Rule 5605(d)(2) of the Nasdaq Marketplace Rules requires that the compensation committee must be comprised of "independent directors" as defined in Rule 5605(a)(2) of the Nasdaq Marketplace Rules.   ESSA has informed the Nasdaq that it follows applicable Canadian laws with respect to compensation committee composition, which do not mandate a compensation committee comprised entirely of independent directors. Scott Requadt, who is not an independent director, was appointed to ESSA's compensation committee on March 10, 2016.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 “Financial Statements” located elsewhere in this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

The following attached financial statements are attached hereto, incorporated herein and found immediately following the text of this Annual Report:

1.	The Company’s audited consolidated financial statements as at and for the years ended September 30, 2016, 2015, and 2014, together with the notes thereto and the auditor’s report thereon.

ITEM 19.	EXHIBITS

1.	Articles of Incorporation*

4	Material Contracts

4.1	Cancer Research Contract between CPRIT and the Company, dated July 9, 2014*

4.2	License Agreement between the BC Cancer Agency, UBC and the Company, dated December 22, 2010, as amended on February 10, 2011 and May 27, 2014†*

4.3	2014 Agency Agreement between the Company and Haywood Securities Inc. dated October 22, 2014*

4.4	2015 Agency Agreement between the Company and Bloom Burton & Co. Limited dated January 16, 2015*

4.5	2014 Special Warrant Indenture between the Company and the Special Warrant Agent, dated October 22, 2014*

4.6	2015 Special Warrant Indenture between the Company and the Special Warrant Agent, dated January 16, 2015*

4.7	Sublease for 2130 West Holcombe Boulevard, Houston, Texas, United States dated April 7, 2015**

4.8	Employment Agreement for David Wood***

4.9	Employment Agreement for David Parkinson

4.10	Employment Agreement for Peter Virsik

4.11	Loan and Security Agreement between the Company and Silicon Valley Bank dated November 18, 2016****

8.1	List of Subsidiaries*

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002.

†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

*	Previously filed (No. 377-00939) with the SEC on Form 20-F of the Company on February 24, 2015.

**	Previously filed (No. 001-37410) with the SEC on Form 20-F of the Company on December 15, 2015.

***	Previously filed (No. 377-00939) with the SEC on Form 20-F of the Company on April 7, 2015.
****	Previously filed (No. 001-37410) with the SEC on Form 6-K of the Company on November 21, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ESSA PHARMA INC.

DATED: December 14, 2016

	By:	/s/ David Wood
David Wood
Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

The Company’s audited consolidated financial statements as at and for the years ended September 30, 2016, 2015, and 2014, together with the notes thereto and the auditor’s report thereon.	F-2

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

ESSA Pharma Inc.

We have audited the accompanying consolidated financial statements of ESSA Pharma Inc., which comprise the consolidated statements of financial position as of September 30, 2016, 2015, and 2014, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended September 30, 2016, 2015, and 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of ESSA Pharma Inc. as at September 30, 2016, 2015, and 2014 and its financial performance and its cash flows for the years ended September 30, 2016, 2015, and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicate that ESSA Pharma Inc. has suffered recurring losses from operations and has a net capital deficiency. These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

December 8, 2016

CONSENT OF Independent Registered Public Accounting Firm

We consent to the use in this Annual Report on Form 20-F of our report dated December 8, 2016, relating to the consolidated statements of financial position of ESSA Pharma Inc. as of September 30, 2016, 2015, and 2014, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended September 30, 2016, 2015, and 2014 of Essa Pharma Inc.

We also consent to the reference to us under the caption “Statement by Experts” in this Annual Report.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

December 14, 2016

ESSA PHARMA INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in United States dollars)

AS AT SEPTEMBER 30

	2016	2015	2014
		(Note 2)	(Note 2)
ASSETS

Current
Cash	$8,985,095	$1,579,288	$3,699,980
Receivables	15,882	3,849,605	64,503
Prepaids (Note 4)	1,018,232	1,661,335	62,408

	10,019,209	7,090,228	3,826,891

Equipment (Note 5)	127,730	165,464	14,102
Intangible assets (Note 6)	255,623	284,081	360,840

Total assets	$10,402,562	$7,539,773	$4,201,833

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$3,538,761	$2,091,162	$587,353
Income tax payable	91,191	-	-

	3,629,952	2,091,162	587,353

Product development and relocation grant (Note 17)	-	-	1,640,352
Derivative liability (Note 8)	7,309,467	993,099	-

Total liabilities	10,939,419	3,084,261	2,227,705

Shareholders' equity (deficiency)
Share capital (Note 9)	25,974,742	19,419,004	4,193,735
Preferred shares (Note 9)	-	-	2,836,268
Reserves (Note 10)	3,805,514	2,401,020	966,837
Accumulated other comprehensive loss	(2,076,479)	(1,738,716)	(73,503)
Deficit	(28,240,634)	(15,625,796)	(5,949,209)

	(536,857)	4,455,512	1,974,128

Total liabilities and shareholders’ equity (deficiency)	$10,402,562	$7,539,773	$4,201,833

Nature and continuance of operations (Note 1)

Commitments (Note 17)

Subsequent event (Note 19)

On behalf of the Board on December 8, 2016

“David Parkinson”	Director	“Franklin Berger”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30

	2016	2015	2014
		(Note 2)	(Note 2)

OPERATING EXPENSES
Research and development, net of recoveries (Note 18)	$13,060,201	$4,975,928	$671,600
Financing costs	937,845	93,755	87,587
General and administration, net of recoveries (Note 18)	5,644,118	5,259,166	1,065,350

Total operating expenses	(19,642,164)	(10,328,849)	(1,824,537)

Foreign exchange	79,543	1,559,213	391
Interest income	-	647	217
Gain (loss) on derivative liability (Note 8)	6,574,105	(907,598)	-

Net loss for the year before taxes	(12,988,516)	(9,676,587)	(1,823,929)

Income tax expense (Note 13)	(151,272)	-	-

Net loss for the year	(13,139,788)	(9,676,587)	(1,823,929)

OTHER COMPREHENSIVE LOSS
Cumulative translation adjustment	(337,763)	(1,665,212)	(71,738)

Comprehensive loss for the year	$(13,477,551)	$(11,341,799)	$(1,895,667)

Basic and diluted loss per common share	$(0.49)	$(0.53)	$(0.12)

Weighted average number of common shares outstanding	26,903,834	18,353,018	15,687,534

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30

	2016	2015	2014
		(Note 2)	(Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(13,139,788)	$(9,676,587)	$(1,823,929)
Items not affecting cash:
Accrued interest expense	-	-	32,105
Amortization	66,181	42,222	23,385
(Gain) loss on derivative liability	(6,574,105)	907,598	-
Financing costs	910,101	-	-
Product development and relocation grant	-	(5,427,020)	(1,153,181)
Unrealized foreign exchange	(140,139)	(789,689)	42,879
Share-based payments (Note 10)	1,246,946	1,510,542	494,221

Changes in non-cash working capital items:
Receivables	48,978	(9,596)	(54,605)
Prepaid expenses	644,089	(1,634,382)	(62,204)
Accounts payable and accrued liabilities	1,545,577	1,736,930	420,136
Income tax payable	91,191	-	-

Net cash used in operating activities	(15,300,969)	(13,339,982)	(2,081,193)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(9,983)	(174,054)	-

Net cash used in investing activities	(9,983)	(174,054)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Advance on product development and relocation grant	3,786,667	-	2,793,533
Proceeds on private placement	19,999,992	13,208,938	2,183,270
Issuance costs	(1,080,189)	(869,641)	(207,677)
Convertible debenture issued	-	-	911,000
Issuance costs	-	-	(21,446)
Options exercised	36,465	84,086	-
Warrants exercised	1,194	168,099	-

Net cash provided by financing activities	22,744,129	12,591,482	5,658,680

Effect of foreign exchange on cash	(27,370)	(1,198,138)	(102,776)

Change in cash for the year	7,405,807	(2,120,692)	3,474,711

Cash, beginning of year	1,579,288	3,699,980	225,269

Cash, end of year	$8,985,095	$1,579,288	$3,699,980

Supplemental Cash Flow Information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in United States dollars)

					Reserves
	Share capital	Preferred shares	Special warrants	Convertible debenture	Share-based payments	Warrants	Cumulative translation adjustment	Deficit	Total

Balance, Sept 30, 2013 (Note 2)	$4,193,735	$-	$-	$-	$411,632	$-	$(1,765)	$(4,125,280)	$478,322
Issuance of convertible debenture	-	-	-	911,000	-	-	-	-	911,000
Issuance costs	-	-	-	(36,381)	-	-	-	-	(21,446)
Financing costs	-	-	-	32,105	-	14,935	-	-	32,105
Conversion of debenture	-	906,724	-	(906,724)	-	-	-	-	-
Private placement	-	2,183,270	-	-	-	-	-	-	2,183,270
Financing costs	-	(253,726)	-	-	-	46,049	-	-	(207,677)
Share-based payments	-	-	-	-	494,221	-	-	-	494,221
Foreign currency adjustment	-	-	-	-	-	-	(71,738)	-	(71,738)
Loss for the year	-	-	-	-	-	-	-	(1,823,929)	(1,823,929)

Balance, Sept 30, 2014 (Note 2)	$4,193,735	$2,836,268	$-	$-	$905,853	$60,984	$(73,503)	$(5,949,209)	$1,974,128
Private placement	-	-	1,208,944	-	-	-	-	-	1,208,944
Issuance costs	-	-	(169,800)	-	-	44,434	-	-	(125,366)
Conversion of special warrants	-	1,039,144	(1,039,144)	-	-	-	-	-	-
Private placement – special warrants	-	-	11,999,994	-	-	-	-	-	11,999,994
Issuance costs	-	-	(1,026,564)	-	-	-	-	-	(1,026,564)
Conversion of preferred shares	3,872,737	(3,875,412)	2,675	-	-	-	-	-	-
Conversion of special warrants	10,976,105	-	(10,976,105)	-	-	-	-	-	-
Options exercised	145,285	-	-	-	(61,199)	-	-	-	84,086
Warrants exercised	231,142	-	-	-	-	(59,594)	-	-	255,634
Share-based payments	-	-	-	-	1,510,542	-	-	-	1,510,542
Foreign currency adjustment	-	-	-	-	-	-	(1,665,213)	-	(1,665,213)
Loss for the year	-	-	-	-	-	-	-	(9,676,587)	(9,676,587)

Balance, Sept 30, 2015 (Note 2)	$19,419,004	$-	$-	$-	$2,355,196	$45,824	$(1,738,716)	$(15,625,796)	$4,455,512
Private placement	6,581,815	-	-	-	-	-	-	-	6,581,815
Issuance costs	(170,091)	-	-	-	-	-	-	-	(170,091)
Options exercised	142,386	-	-	-	(105,921)	-	-	-	36,465
Warrants exercised	1,628	-	-	-	-	(434)	-	-	1,194
Share-based payments	-	-	-	-	1,246,946	-	-	-	1,246,946
Foreign currency adjustment	-	-	-	-	-	-	(54,574)	-	(54,574)
Effect of functional currency change	-	-	-	-	-	263,903	(283,189)	524,950	505,664
Loss for the year	-	-	-	-	-	-	-	(13,139,788)	(13,139,788)

Balance, September 30, 2016	$25,974,742	$-	$-	$-	$3,496,221	$309,293	$(2,076,479)	$(28,240,634)	$(536,857)

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

1.            NATURE AND CONTINUANCE OF OPERATIONS

Nature of Operations

ESSA Pharma Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia on January 6, 2009. The Company’s head office address is Suite 720 – 999 West Broadway, Vancouver, BC, V5Z 1K5. The registered and records office address is the 26th Floor at 595 Burrard Street, Three Bentall Centre, Vancouver, BC, V7X 1L3. The Company is listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “EPIX”, and on the Toronto Stock Exchange (“TSX”) under the symbol “EPI”.

The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain patents (the “NTD Technology”) which were the joint property of the British Columbia Cancer Agency and the University of British Columbia. As at September 30, 2016, no products are in commercial production or use.

Change in Presentation Currency

The Company has retroactively changed its presentation currency to the United States dollar (“US$”) from the Canadian dollar (“C$”). The change is detailed in Note 2.

Going Concern

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) assuming the Company will continue on a going-concern basis. The Company has incurred losses and negative operating cash flows since inception. The Company incurred a loss of $13,139,788 during the year ended September 30, 2016 and has an accumulated deficit of $28,240,634. The ability of the Company to continue as a going concern in the long-term depends upon its ability to develop profitable operations and to continue to raise adequate financing.  As at September 30, 2016, the Company has not advanced its research into a commercially viable product. The Company’s continuation as a going concern is dependent upon the successful development of its NTD Technology to a commercial standard. Management has forecasted that the Company’s current working capital will not be sufficient to execute its planned expenditures for the coming year. These matters indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern.

Subsequent to September 30, 2016, the Company entered into a $10,000,000 term credit loan facility agreement (Note 19) pursuant to which the Company has initially drawn down $8,000,000. Management continues to seek sources of additional financing which would assure continuation of the Company’s operations and research programs. However, there is no certainty that such financing will be provided or provided on favorable terms. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.

2.            BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of Presentation

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

2.            BASIS OF PRESENTATION (cont’d…)

Basis of Presentation (cont’d…)

All amounts expressed in these consolidated financial statements and the accompanying notes are expressed in United States dollars, except per share data and where otherwise indicated. References to “$” are to United States dollars and references to “C$” are to Canadian dollars.

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

Functional and Presentation Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. From inception to January 1, 2016, the functional currency of the Company has been the Canadian dollar and its subsidiary’s the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The financing completed in January 2016 and changes to the Company’s operations have resulted in a change to the currency in which the Company’s management conducts its operating, capital and financing decisions. Consequently, the functional currency of the Company became the US$ effective January 1, 2016.

The Company has adopted the US$ as the presentation currency for the consolidated entity retrospectively. For comparative reporting purposes, historical financial statements were translated into the US$ reporting currency whereby assets and liabilities were translated at the closing rate in effect at the end of the comparative periods; revenues, expenses and cash flows were translated at the average rate in effect for the comparative periods and equity transactions were translated at historic rates. The historic translation had an impact of $1,765 as an unrealized foreign exchange loss as at October 1, 2013. Upon the change of functional currency as at January 1, 2016, the Company recognized an impact of $283,189 to the accumulated comprehensive income (loss).

These financial statements are presented in United States dollars. All financial information is expressed in United States dollars unless otherwise stated.

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

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

2.            BASIS OF PRESENTATION (cont’d…)

Estimates (cont’d…)

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

Product development and relocation grant

Pursuant to the terms of the Company’s grant from the Cancer Prevention Research Institute of Texas (“CPRIT”), the Company must meet certain terms and conditions to qualify for the grant funding. The Company has assessed its performance relative to these terms as detailed in Note 17 and has judged that there is reasonable assurance the Company will meet the terms of the grant and qualify for the funding. The Company has therefore recognized in profit or loss, as recoveries of research and development expenditures, a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied and incurred in a future period.

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. Prior to listing on the TSX-V and the subsequent graduation to the TSX, the fair value of the underlying common shares was assessed as the most recent issuance price per common share for cash proceeds. Following graduation from the TSX-V to the TSX, the Company makes reference to prices quoted on the TSX. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 10.

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

2.            BASIS OF PRESENTATION (cont’d…)

Estimates (cont’d…)

Derivative financial instruments

Certain warrants are treated as derivative financial liabilities. The estimated fair value, based on the Black-Scholes model, is adjusted on a quarterly basis with gains or losses recognized in the statement of loss and comprehensive loss. The Black-Scholes model is based on significant assumptions such as volatility, dividend yield, expected term and liquidity discounts (Note 8).

3.            SIGNIFICANT ACCOUNTING POLICIES

Foreign exchange

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the United States dollar and its subsidiary’s is the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the United States dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in comprehensive loss.

On translation of the entities whose functional currency is other than the United States dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

Equipment

The Company has acquired office and computer equipment for use in its research and business activities.

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

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

3.            SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Intangible assets (cont’d…)

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

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

3.            SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Research and development costs (cont’d…)

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

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized through other comprehensive income (loss).

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

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

3.            SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

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

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

3.            SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Share-based payments

Share based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments granted to non-employees are accounted for as equity settled share based payment transactions and measured at the fair value of goods and services received. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or services.

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

Basic and diluted loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the weighted-average method. Since the Company has losses, the exercise of outstanding options and warrants has not been included in this calculation as it would be anti-dilutive.

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

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

3.            SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes (cont’d…)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

New standards not yet adopted

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 9 on the Company’s consolidated financial statements has not yet been determined.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 15 on the Company’s financial statements has not yet been determined.

IFRS 16, Leases

IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The impact of IFRS 16 on the Company’s leases has not yet been determined.

4.            PREPAID EXPENSES

	2016	2015	2014

Clinical program deposit	$677,357	$1,348,818	$-
Other deposits and prepaid expenses	340,875	312,517	62,408

Balance	$1,018,232	$1,661,335	$62,408

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

5.       EQUIPMENT

	Furniture and fixtures	Computer equipment	Total

Cost
Balance, September 30, 2014	$12,116	$1,986	$14,102
Additions	136,921	37,133	174,054
Net exchange differences	(363)	(99)	(462)

Balance, September 30, 2015	148,674	39,020	187,694
Additions	5,644	4,339	9,983

Balance, September 30, 2016	$154,318	$43,359	$197,677

Accumulated Amortization
Balance, September 30, 2014	$-	$-	$-
Amortization expense	15,806	6,047	21,853
Net exchange differences	273	104	377

Balance, September 30, 2015	16,079	6,151	22,230
Amortization expense	33,515	14,202	47,717

Balance, September 30, 2016	$49,594	$20,353	$69,947

Net Book Value
Balance, September 30, 2014	$12,116	$1,986	$14,102
Balance, September 30, 2015	$132,595	$32,869	$165,464
Balance, September 30, 2016	$104,724	$23,006	$127,730

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 18).

6.       INTANGIBLE ASSETS

NTD Technology

Cost
Balance, September 30, 2014	$446,125
Net exchange differences	(71,440)

Balance, September 30, 2015	374,685
Net exchange differences	(13,401)

Balance, September 30, 2016	$361,284

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

6.       INTANGIBLE ASSETS (cont’d…)

NTD Technology

Accumulated Amortization
Balance, September 30, 2014	$85,285
Amortization expense	20,369
Net exchange differences	(15,050)

Balance, September 30, 2015	90,604
Amortization expense	18,464
Net exchange differences	(3,407)

Balance, September 30, 2016	$105,661

Net Book Value
Balance, September 30, 2014	$360,840
Balance, September 30, 2015	$284,081
Balance, September 30, 2016	$255,623

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 18).

The NTD Technology is held under a License Agreement signed in fiscal 2010. As consideration for the License Agreement, the Company issued common shares of the Company. The License Agreement contains an annual royalty as a percentage of annual net revenue and a percentage of any annual sublicensing revenue earned with respect to the NTD Technology. The License Agreement stipulates certain minimum advance royalty payments of C$40,000 for 2013 and escalating to C$85,000 by 2017. In addition, there are certain milestone payments for the first compound, to be paid in stages as to C$50,000 at the start of a Phase II clinical trial, C$900,000 at the start of a Phase III clinical trial, C$1,450,000 at application for marketing approval, and with further milestone payments on the second and additional compounds.

7.       DEBENTURE

In April 2014, the Company issued a convertible debenture to the Bloom Burton Healthcare Structured Lending Fund LP (the “Lender”) for C$1,000,000. The convertible debenture terms include interest of 12% per annum payable at maturity (24 months from closing), as secured by various security agreements. The Company incurred transaction costs of C$23,541 and issued 25,000 warrants to the Lender valued at $14,935, each exercisable into one common share at a price of C$2.00 for a period of five years. The warrants were valued using the Black-Scholes model with a risk-free interest rate of 1.63%, term of 5 years, volatility of 80%, and dividend rate of 0%.

The principal and accrued interest are convertible into common shares of the Company at maturity at a conversion price of C$1.20 unless the Company opts to settle the balance in cash. The terms of the debenture maintained control of the conversion option in the hands of the Company; therefore, the instrument has been recorded as equity in the statement of financial position.

The Company and Lender agreed to proceed with early conversion of the debenture, including accrued interest, into 517,500 preferred shares of the Company upon the closing of the financing completed in July 2014 (Note 9(e)).

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

7.       DEBENTURE (cont’d…)

Amount

Balance, September 30, 2013	$-
Proceeds on issuance of convertible debenture	911,000
Issuance costs	(36,381)
Interest accrued	32,105
Conversion to preferred shares	(906,724)

Balance, September 30, 2014, 2015, and 2016	$-

8.       DERIVATIVE LIABILITIES

Broker Warrants Denominated in Foreign Currency

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of loss and comprehensive loss as they arise. The derivative liability was designated as a financial liability carried at fair value through profit and loss.

Warrants exercisable in US dollars prior to January 1, 2016 and warrants exercisable in Canadian dollars after January 1, 2016, the date marking the Company’s change in functional currency, are therefore classified as derivative liabilities.

In connection with the 2015 Special Warrant financing in January 2015 (Note 9), the Company issued 257,018 broker warrants. Each broker warrant is exercisable to purchase one common share until January 16, 2017 at a price of US$2.75 per broker warrant (Note 10).

On issuance of the broker warrants, the Company recorded a derivative liability of $282,287 using the Black-Scholes model. As at December 31, 2015, the derivative liability had a fair value of $588,407 (September 30, 2015 - $993,099), using the Black-Scholes model with a risk-free interest rate of 0.52%, term of 1.04 years, volatility of 80.0%, and dividend rate of 0%. The Company has recorded the resulting change in fair value of $382,649 (2015 - $Nil) in the statement of loss and comprehensive loss. On January 1, 2016, the Company de-recognized the derivative liability of $588,407.

In April 2014, in connection with the issuance of a convertible debenture for $1,000,000, the Company issued 25,000 broker warrants valued at $14,935 (C$16,394), each exercisable into one common share at a price of C$2.00 for a period of five years (Note 10). The warrants were valued using the Black-Scholes model with a risk-free interest rate of 1.63%, term of 5 years, volatility of 80% and dividend rate of 0%.

On January 1, 2016, the Company recorded a derivative liability of $82,743 using the Black-Scholes model. As at September 30, 2016, the derivative liability had a fair value of $42,202 (September 30, 2015 - $Nil). The Company has recorded the resulting change in fair value of $40,541 (2015 - $Nil) in the statement of loss and comprehensive loss.

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

8.       DERIVATIVE LIABILITIES (cont’d…)

2016 Warrants

In January 2016, the Company completed a private placement of 4,545,452 units of the Company at $3.30 per unit (“Unit”) for gross proceeds of $14,999,992. Each Unit consisted of one common share of the Company, one 7-year cash and cashless exercise warrant (the “7-Year Warrants”), and one half of one 2-year cash exercise warrant (the “2-Year Warrants”). The 7-Year Warrants and 2-Year Warrants have an exercise price of $3.30 per common share (collectively, the “2016 Warrants”). The holders of the 7-Year Warrants may elect, in lieu of exercising the 7-Year Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the 7-Year Warrants based on the number of 7-Year Warrants to be exercised multiplied by a ten-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per 7-Year Warrant.

Additionally, the 2016 Warrants contain provisions which may require the Company to redeem the 2016 Warrants, at the option of the holder, in the event of a major transaction, such as a change of control or sale of the Company’s assets (“Major Transaction”). The redemption value would be subject to a Black Scholes valuation at the time of exercise. In the event the consideration for a Major Transaction payable to the common shareholders is in cash, in whole or in part, the redemption of the 2016 Warrants would be made in cash pro-rata to the composition of the consideration. The potential for a cash settlement for the 2016 Warrants, in accordance with IFRS, requires the 2016 Warrants to be treated as financial liabilities measured at fair value through profit or loss.

On issuance of the 7-Year and 2-Year Warrants in January 2016, the Company recorded derivative liabilities of $10,181,817 and $3,236,363, respectively using the Black-Scholes model. The 2016 Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. As at September 30, 2016, the 7-Year Warrants derivative liability had a fair value of $6,005,794 (2015 - $Nil). As at September 30, 2016, the 2-Year Warrants derivative liability had a fair value of $1,261,471 (2015 - $Nil). The Company has recorded the resulting change in fair value of $6,150,915 (2015 - $Nil) in the statement of loss and comprehensive loss.

The Company uses the Black-Scholes option pricing model to estimate value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liabilities on initial recognition (January 1, 2016 with respect to the broker warrants and January 14, 2016 with respect to the 2016 Warrants) and September 30, 2016:

	September 30, 2016	January 14, 2016	January 1, 2016

Risk-free interest rate	1.21%	1.55%	0.62%
Expected life	4.62 years	5.33 years	3.29 years
Expected annualized volatility	70.0%	70.0%	80.0%
Dividend	-	-	-

The derivative warrants are a recurring Level 3 fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $1,105,837 as at September 30, 2016. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $1,065,832. If the volatility were to increase by 10%, this would increase the obligation by approximately $636,750. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $677,919 as at September 30, 2016.

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

8.       DERIVATIVE LIABILITIES (cont’d...)

2016 Warrants (cont’d…)

The following table is a continuity schedule of changes to the Company’s derivative liabilities:

Total

Balance, September 30, 2014	$-
Derivative liability on issuance of broker warrants	282,287
Exercise of broker warrants	(3,449)
Change in fair value	907,599
Net exchange differences	(193,338)

Balance, September 30, 2015	993,099
Derivative liability on change in functional currency	82,743
Derivative liability on issuance of warrants	13,418,180
Change in fair value	(6,574,105)
Net exchange differences	(22,043)
De-recognition of derivative liability on functional currency change	(588,407)

Balance, September 30, 2016	$7,309,467

9.       SHAREHOLDERS’ EQUITY

Authorized:

Unlimited common shares, without par value.

Unlimited preferred shares, without par value.

	Share capital		Preferred shares		Special warrants
	Number	Amount	Number	Amount	Number	Amount

Balance, September 30, 2013	15,687,534	$4,193,735	-	$-	-	$-

Conversion of debenture	-	-	517,500	906,724	-	-
Private placement	-	-	1,185,400	2,183,270	-	-
Financing costs	-	-	-	(253,726)	-	-

Balance, September 30, 2014	15,687,534	$4,193,735	1,702,900	$2,836,268	-	$-

Private placement	-	-	-	-	5,043,274	13,208,938
Financing costs	-	-	-	-	-	(1,193,689)
Conversion of special warrants	4,363,634	10,976,105	679,640	1,039,144	(5,043,274)	(12,015,249)
Conversion of preferred Shares	2,382,540	3,872,737	(2,382,540)	(3,875,412)	-	-
Options exercised	91,200	145,285	-	-	-	-
Warrants exercised	104,363	231,142	-	-	-	-

Balance, September 30, 2015	22,629,271	$19,419,004	-	$-	-	$-

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

9.       SHAREHOLDERS’ EQUITY (cont’d…)

Authorized: (cont’d…)

	Share capital		Preferred shares		Special warrants
	Number	Amount	Number	Amount	Number	Amount

Balance, September 30, 2015	22,629,271	$19,419,004	-	$-	-	$-

Private placement	6,212,118	6,581,815	-	-	-	-
Financing costs	-	(170,091)	-	-	-	-
Options exercised	254,724	142,386	-	-	-	-
Warrants exercised	776	1,628	-	-	-	-

Balance, September 30, 2016	29,096,889	$25,974,742	-	$-	-	$-

Listing on the TSX-V, TSX, and NASDAQ

The Company completed its listing on the TSX-V on January 27, 2015 (“Date of Listing”) and began trading under the symbol “EPI”. Immediately prior to the listing, all of the Company’s 2,382,540 issued and outstanding Preferred Shares were converted into common shares.

The Company completed its listing on the NASDAQ on July 9, 2015 and began trading under the symbol “EPIX”. As a result of the listing, each of the outstanding special warrants issued on January 16, 2015 was deemed to be exercised into one common share for no additional consideration on July 13, 2015.

The Company graduated from the TSX-V to the TSX on July 28, 2015 under its existing symbol “EPI”.

Restrictions on Transfer

(a) Lock-Up Restrictions

As at September 30, 2014, 5,092,000 common shares of the Company were exclusively subject to the voluntary lock-up agreement.  712,950 common shares were released on the Date of Listing, 763,872 common shares were released on March 5, 2015 and the remaining shares will be released in increments of 17.2% every 3 months beginning October 27, 2015 until the final 2.2% is released 21 months after the Date of Listing. As at September 30, 2016, 112,038 (2015 - 3,615,678) common shares remained subject to lock-up restrictions. Subsequent to September 30, 2016, 112,038 common shares were released from lock-up restrictions.

(b) Escrow Restrictions

As at September 30, 2014, 1,125,034 common shares of the Company were exclusively subject to the escrow agreement, whereby 10% of the common shares subject to escrow were released upon the Date of Listing with the remaining common shares to be released in 15% increments every 6 months thereafter.  On July 28, 2015 (the “TSX Listing Date”), the Company became an “established issuer” (as defined in the escrow agreement) by obtaining a listing on the Toronto Stock Exchange and the escrow release schedule was altered whereby 15% of the common shares subject to escrow were released on the TSX Listing Date with the remaining common shares to be released in 25% increments every 6 months following the Date of Listing. As at September 30, 2016, all common shares have been released from escrow (2015 - 562,528 common shares remained subject to escrow).

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

9.       SHAREHOLDERS’ EQUITY (cont’d…)

Restrictions on Transfer (cont’d…)

(c) Combined Restrictions

As at September 30, 2014, 9,470,000 common shares held by Marianne Sadar, Raymond Anderson, Robert Rieder and Richard Glickman (collectively, the “Founders”) were subject to supplementary lock-up restrictions in addition to restrictions under the escrow agreement and the voluntary lock-up agreement (the “Combined Restrictions”), whereby increments of 14%, 32.2%, 17.2%, 11.6%, 22.8% and 2.2% will be released 6, 9, 12, 15, 18 and 21 months after the Date of Listing, respectively.  The release schedule reflects the most restrictive agreement at any point in time. As at September 30, 2016, 208,340 (2015 - 8,144,200) common shares remained subject to the Combined Restrictions. Subsequent to September 30, 2016, 208,340 common shares were released from the Combined Restrictions.

Private placements

a) March 2016 Private Placement

In March 2016, the Company completed a private placement (the “March 2016 Financing”) of 1,666,666 common shares at a price of $3.00 per share for gross proceeds of approximately $5,000,000. The Company incurred financing costs of $62,797.

b) January 2016 Private Placement

In January 2016, the Company completed a private placement (the “January 2016 Financing”) of 4,545,452 Units of the Company at a price of $3.30 per Unit for gross proceeds of approximately $15,000,000. Each Unit consisted of one common share, one 7-Year Warrant, and one-half of one 2-Year Warrant. The 7-Year Warrant and 2-Year were assigned fair values using the Black-Scholes model (Note 8). The residual value was assigned to the common share in the Unit in accordance with IAS 32 Financial instruments: presentation. In connection with the January 2016 Financing, the Company paid a cash commission to a financial advisor of approximately $463,447 and incurred other financing costs of $553,942. The financing costs were recorded as $107,288 in equity for the issuance of the common shares and $910,101 to finance expense in the statement of loss and comprehensive loss for the issuance of the 2016 Warrants.

In connection with the January 2016 Financing, Clarus Lifesciences III, L.P. (“Clarus”) acquired 2,121,212 common shares, representing approximately 9.4% of the issued and outstanding common shares as at December 29, 2015 on a non-diluted basis and excluding the warrants which were issued to Clarus on the closing date and the common shares issuable upon exercise thereof. Pursuant to the terms of the subscription agreement between the Company and Clarus, Clarus is entitled to nominate two directors to the board of directors of the Company, one of which must be an independent director and preapproved by the Company. These nomination rights will continue for so long as Clarus holds greater than or equal to 1,060,606 common shares, subject to adjustment in certain circumstances.

In addition, on the closing of the January 2016 Financing, certain shareholders, who in the aggregate controlled approximately 9,482,800 common shares constituting 41.9% of the issued and outstanding common shares on a non-diluted basis as at December 29, 2015, entered into a voting agreement (the “Voting Agreement”) with Clarus providing that such shareholders will vote against certain change of control transactions, unless Clarus consents otherwise, and support Clarus’ nominees to the board of directors of the Company. The provisions of the Voting Agreement relating to change of control transactions will expire, at the latest, upon the six-month anniversary of the public release of the results of the completed Phase 2 portion of the Phase 1/2 clinical trial of EPI-506 by the Company or the public release of the results of the completed Phase 2 portion of an alternative program that is approved by the board of directors and the provisions relating to the Clarus nominees will continue for so long as Clarus is entitled to nominate directors to the Company’s board of directors.

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

9.       SHAREHOLDERS’ EQUITY (cont’d…)

Private placements (cont’d…)

c) January 2015 Special Warrant Financing

In January 2015, the Company issued 4,363,634 special warrants (the “2015 Special Warrants”) at a price of $2.75 per 2015 Special Warrant for gross proceeds of approximately $12,000,000. During the year ended September 30, 2015, the 2015 Special Warrants were converted into common shares of the Company at a rate of one common share per 2015 Special Warrant.

In connection with the 2015 Special Warrant financing, Bloom Burton & Co. and Roth Capital Partners, LLC, as Agents, and selling group members, received cash commissions equal to approximately $706,800 and 257,018 broker warrants. Each broker warrant is exercisable to purchase one common share until January 16, 2017 at a price of $2.75 per broker warrant. The warrants were valued at $282,287 using the Black-Scholes model with a risk-free interest rate of 0.87%, term of 2 years, volatility of 72.3%, and dividend rate of 0%, and had been recorded as a derivative liability until January 1, 2016 (Note 8).

d) October 2014 Special Warrant Financing

In October 2014, the Company issued 679,640 special warrants (the “2014 Special Warrants”) at a price of C$2.00 per 2014 Special Warrant for gross proceeds of C$1,359,280. Each 2014 Special Warrant was deemed exercised for, without payment of any additional consideration, one Class A Preferred share in the capital of the Company (each a “Preferred Share”) on December 15, 2014, being the fifth business day after the date on which a receipt for the final prospectus of the Company qualifying the distribution of the Preferred Shares issuable on exercise of the 2014 Special Warrants had been issued. During the year ended September 30, 2015, the Preferred Shares were converted into common shares of the Company.

In connection with the 2014 Special Warrant financing, the Company paid agent and finders’ fees at 7% of proceeds raised by those parties being $35,897, a cash fee to the Agent of $26,682 and other expenses of $62,786. In addition, the Agent, and associated selling group, were issued 22,675 special broker warrants (the “Special Broker Warrants”), representing 7% of the number of 2014 Special Warrants sold by the Agent, and the finders were issued 2,680 Special Broker Warrants, representing 7% of the number of 2014 Special Warrants sold to purchasers introduced to the Company by such finders. Each Special Broker Warrant was deemed exercised for, without payment of any additional consideration, one broker warrant (the “Broker Warrants”).  Each Broker Warrant is exercisable to acquire one common share, subject to adjustment in certain circumstances, at a price of C$2.00 until October 22, 2015. The Special Broker Warrants were valued at $44,434 using the Black-Scholes model with a risk-free interest rate of 1.00%, term of 1 year, volatility of 80% and dividend rate of 0%.

e) July 2014 Preferred Shares Financing

On July 29, 2014, the Company completed a brokered private placement of 1,185,400 Preferred Shares at a price of C$2.00 per Preferred Share for aggregate gross proceeds of C$2,370,800. During the year ended September 30, 2015, the Preferred Shares were converted into common shares of the Company.

In conjunction with the private placement, the Company issued 79,479 warrants to Bloom Burton, the Company’s advisor, and other finders exercisable at a price of C$2.00 for a period of one year. The warrants were valued at $50,004 using the Black-Scholes model with a risk-free interest rate of 1.08%, term of 1 year, volatility of 80% and dividend rate of 0%. The Company paid finders’ fees of C$158,956 and other share issue costs of C$66,560.

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

10.       RESERVES

Stock options

The Company has adopted a Stock Option Plan, pursuant to which up to a maximum of 5,000,000 shares may be reserved for issuance. The Stock Option Plan is consistent with the policies and rules of the TSX.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Balance, September 30, 2013	1,119,250	C$	0.73
Options granted	1,950,469		1.80

Balance, September 30 2014	3,069,719		1.41
Options granted	495,000		4.89
Options exercised	(91,200)		(1.15)

Balance, September 30, 2015	3,473,519		1.91
Options granted	910,000		5.39
Options exercised	(281,000)		(0.61)
Options expired/forfeited	(40,000)		(4.39)

Balance outstanding, September 30, 2016	4,062,519	C$	2.76
Balance exercisable, September 30, 2016	2,634,269	C$	1.84

At September 30, 2016, options were outstanding enabling holders to acquire common shares as follows:

Exercise price (C$)		Number of options	Weighted average remaining contractual life (years)

C$	0.80	1,118,300	1.67
	2.00	1,859,219	2.91
	3.49	290,000	4.86
	5.15	10,000	3.42
	5.35	50,000	8.43
	6.25	600,000	4.29
	7.26	20,000	4.10
	9.10	60,000	8.95
	14.90	55,000	8.28

		4,062,519	3.15

Restrictions on Transfer

The Company’s stock options exercisable at C$0.80 and 150,000 stock options exercisable at C$2.00 are subject to various exercise restrictions including the pooling agreement, the escrow agreement, the voluntary lock-up agreement and the supplementary lock-up agreement, which came into effect during the year ended September 30, 2014.

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

10.       RESERVES (cont’d…)

Restrictions on Transfer (cont’d…)

(a) Pooling Restrictions

As at September 30, 2014, 330,500 stock options exercisable at C$0.50 and C$0.80 were exclusively subject to pooling restrictions.  66,100 options were released on the Date of Listing, and the remaining options will be released in increments of 20% every 3 months thereafter.  As at September 30, 2016, all stock options have been released from pooling restrictions (2015 - 132,200 options remained subject to pooling restrictions).

(b) Escrow Restrictions

As at September 30, 2014, 195,000 stock options exercisable at C$0.50 and C$0.80 were exclusively subject to the escrow agreement, whereby 10% of the options subject to escrow were released upon the Date of Listing with the remaining options to be released in 15% increments every 6 months thereafter. Upon the Company becoming an established issuer, the escrow release schedule was altered whereby 15% of the stock options subject to escrow were released on the TSX Listing Date with the remaining stock options to be released in 25% increments every 6 months following the Date of Listing. As at September 30, 2016, all stock options have been released from escrow (2015 - 97,500 options remained subject to escrow).

(c) Lock-Up Restrictions

During the year ended September 30, 2015, the Company granted 150,000 stock options, exercisable at C$2.00, which are subject to both lock-up and supplementary lock-up restrictions, whereby increments of 14% 32.2%, 17,2%, 17.2%, 17.2% and 2.2% will be released 6, 9, 12, 15, 18 and 21 months after the Date of Listing, respectively.  As at September 30, 2016, 3,300 (2015 - 129,000) options remained subject to lock-up and supplementary lock-up restrictions.  Subsequent to September 30, 2016, all remaining stock options were released from lock-up and supplementary lock-up restrictions.

(d) Combined Restrictions

As at September 30, 2014, 915,000 stock options of the Founders, exercisable at C$0.50 and C$0.80 were subject to the Combined Restrictions, whereby increments of 14%, 32.2%, 17.2%, 11.6%, 22.8% and 2.2% will be released 6, 9, 12, 15, 18 and 21 months after the Date of Listing, respectively.  As at September 30, 2016, 20,130 (2015 - 786,900) stock options remained subject to the Combined Restrictions. Subsequent to September 30, 2016, all remaining stock options were released from the Combined Restrictions.

Share-based compensation

During year ended September 30, 2016, the Company granted 910,000 (2015 – 495,000, 2014 – 1,950,469) stock options with a weighted average fair value of $1.98 per option (2015 – $2.56; 2014 – $0.83). The Company recognized share-based payments expense of $1,246,946 (2015 - $1,510,542; 2014 - $494,221) for options granted and vesting during the year.

Share-based payments expense is allocated to its functional expense as follows:

	2016	2015	2014

Research and development expense (Note 18)	$322,160	$779,263	$321,524
Financing costs	27,743	93,755	55,482
General and administrative (Note 18)	897,043	637,524	117,215

	$1,246,946	$1,510,542	$494,221

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

10.       RESERVES (cont’d…)

Share-based compensation (cont’d…)

The following weighted average assumptions were used for the Black-Scholes option-pricing model valuation of stock options granted:

	2016	2015	2014

Risk-free interest rate	0.63%	1.39%	1.57%
Expected life of options	3.58 years	5.13 years	5.00 years
Expected annualized volatility	73.01%	79.13%	80.0%
Dividend	-	-	-

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, September 30, 2013	-	$-
Warrants granted	104,479	1.50

Balance, September 30, 2014	104,479	$1.50
Warrants granted	282,373	2.64
Warrants exercised	(104,363)	(1.51)

Balance, September 30, 2015	282,489	2.64
Warrants granted	6,818,178	3.30
Warrants exercised	(776)	(1.48)
Warrants expired	(350)	(1.48)

Balance outstanding and exercisable, September 30, 2016	7,099,541	$3.28

Warrants exercisable in Canadian dollars as at September 30, 2016 are translated at current rates to reflect the current weighted average exercise price in US dollars for all outstanding warrants.

At September 30, 2016, warrants were outstanding enabling holders to acquire common shares as follows:

Number of Warrants		Exercise Price	Expiry Date

25,000		C$2.00	April 15, 2019
256,363		US$2.75	January 16, 2017
4,545,452	(1)	US$3.30	January 14, 2023
2,272,726	(1)	US$3.30	January 14, 2018

7,099,541

(1)	Detailed terms of the 2016 Warrants are included in Note 8.
F-27

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

11.       SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended September 30, 2016, the Company:

(a)	Issued 213,724 common shares on the cashless exercise of 240,000 stock options.

(b)	On exercise of stock options and warrants, the Company transferred $105,921 and $434, respectively, from reserves to share capital.

(c)	Recognized a derivative liability of $13,418,180 on issuance of the 2-Year and 7-Year Warrants (Note 8).

During the year ended September 30, 2015, the Company:

(a)	Issued agent warrants valued at $44,434 (Note 9).

(b)	Recognized a derivative liability of $228,287 on the issuance of broker warrants denominated in US dollars (Note 8).

During the year ended September 30, 2014, the Company:

(c)	Accrued purchases of equipment of $15,806 through accounts payable and accrued liabilities.

12.       RELATED PARTY TRANSACTIONS

Key management personnel of the Company include the President and Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Scientific Officer, Chief Medical Officer, Executive VP and Chief Operating Officer, Executive VP of Research and Development, and Directors of the Company. Compensation paid to key management personnel is as follows:

	2016	2015	2014

Salaries, consulting fees, and director fees	$2,651,651	$1,662,575	$439,239
Share-based payments (a)	1,029,878	764,565	419,229
Total compensation	$3,681,529	$2,427,140	$858,468

(a)	Share-based payments to related parties represents the fair value of options granted and vested in the period to key management personnel.

During the year ended September 30, 2016, the Company granted 890,000 (2015 – 250,000; 2014 – 970,000) options to key management personnel. The vesting of these options and options granted to key management personnel in prior periods were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $1,029,878 (2015 - $1,154,548; 2014 - $419,229).

Included in accounts payable and accrued liabilities at September 30, 2016 is $276,399 (2015 – $82,414; 2014 - $21,709) due to related parties with respect to key management personnel compensation and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Commitments

The CEO is entitled to a payment of six months of base salary upon termination without cause, increasing to one year following one year of employment. Additionally, the CEO is entitled to 18 months of salary if termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination.

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

12.       RELATED PARTY TRANSACTIONS (cont’d…)

Commitments (cont’d…)

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

The COO is entitled to a payment of six months of base salary upon termination without cause, increasing to one year following one year of employment. Additionally, the COO is entitled to 18 months of salary if termination without cause occurs within 18 months after a change of control event.

Stock options held by the CEO, CFO, CMO, Executive Vice-President of Research and Development, and COO vest immediately upon a change of control.

13.       INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

For the years ended September 30	2016	2015	2014

Loss for the year before income tax	$(12,988,516)	$(9,676,587)	$(1,823,929)

Expected income tax recovery	$(3,377,000)	$(2,516,000)	$(474,000)
Non-deductible share-based payments	352,000	376,000	123,000
Other permanent differences including foreign exchange	(1,709,000)	(294,000)	-
Adjustment for deferred income	-	(383,000)	-
Financing costs	(142,000)	(119,000)	-
Changes in tax rates, foreign exchange rates	15,000	2,000	(32,000)
Adjustment to prior year provision versus statutory return	1,308,000	257,000	-
Change in unrecognized deductible temporary differences	3,704,272	2,677,000	383,000

Total income tax expense	$151,272	$-	$-

The significant components of the Company’s unrecognized temporary tax differences are as follows:

	2016	2015	2014

Operating losses carried forward	$29,384,000	$16,734,000	$4,053,000
Investment tax credits	147,000	144,000	-
Equipment and intangible assets	13,000	14,000	(346,000)
Financing costs	1,760,000	522,000	-

Operating losses carried forward as at September 30, 2016 expire from 2031 – 2036. Financing costs expire from 2037 to 2040. Investment tax credits expire in 2034.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

During the year ended September 30, 2016, the Company received $nil (2015 - $59,666; 2014 - $215,984) in Scientific Research and Experimental Development tax credits from the Government of Canada which are included in research and development costs in the statement of loss and comprehensive loss.

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

13.       INCOME TAXES (cont’d…)

The Company has recorded an income tax expense of $151,272 for the year ended September 30, 2016 (2015 - $nil, 2014 - $nil) in relation to income earned by its US subsidiary.

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

In December 2015, the Company filed a short form base shelf prospectus in British Columbia, Alberta, and Ontario, and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10, which enables issuances from time to time in order to increase the Company’s available capital which was used in connection with the financings completed during the year (Note 9). Future financings are dependent on market conditions and the ability to identify sources of investment. There can be no assurance the Company will be able to raise funds in the future.

There were no changes to the Company’s approach to capital management during the year. As at September 30, 2016, the Company is not subject to externally imposed capital requirements.

16.       FINANCIAL INSTRUMENTS AND RISK

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities and derivative liabilities. Cash is measured based on level 1 inputs of the fair value hierarchy. The fair value of receivables and accounts payable and accrued liabilities approximates their carrying values due to their short term to maturity. The derivative liabilities are measured using level 3 inputs (Note 8).

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

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and receivables. The Company’s receivables are primarily due from refundable GST and investment tax credits. The Company limits its exposure to credit loss by placing its cash with major financial institutions. Credit risk with respect to investment tax credits and GST is minimal as the amounts are due from government agencies.

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

16.       FINANCIAL INSTRUMENTS AND RISK (cont’d…)

Financial risk factors (cont’d…)

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2016, the Company had working capital of $6,389,257. During the year ended September 30, 2016, the Company completed financings totaling approximately $20,000,000 (Note 9). All of the Company’s current financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms. The Company does not generate revenue and will be reliant on external financing and proceeds from the CPRIT grant to fund operations. Debt and equity financing is dependent on market conditions and may not be available on favorable terms. The CPRIT grant is dependent on the Company completing all the milestones (Note 17).

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

(a)       Interest rate risk

As at September 30, 2016, the Company has cash balances and no interest-bearing debt and therefore is not exposed to risk in the event of interest rate fluctuations. Interest income is not significant to the Company’s projected operational budget.

(b)       Foreign currency risk

Historically, the Company has been exposed to foreign currency risk on fluctuations related to accounts payable and accrued liabilities that are denominated in US dollars as the Company was financed and functioning in Canadian dollars. Over time, the Company has become increasingly exposed to the US dollar due to the financings completed in US dollars, the US dollar-denominated CPRIT Grant (Note 17) and movement of operations to Houston pursuant to the terms of the CPRIT Grant; accordingly, the Company adopted the US dollar as its functional currency from the Canadian dollar as of January 1, 2016, so that the Company’s foreign currency risk exposure now relates to net monetary assets denominated in Canadian dollars. A 10% change in the foreign exchange rate between the Canadian and U.S. dollar would result in a fluctuation of $42,190 in the net loss realized for the year.

The Company does not currently engage in hedging activities.

(c)       Price risk

The Company is exposed to price risk with respect to equity prices. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

17.       COMMITMENTS

The Company has the following obligations over the next five years:

Contractual obligations	2017		2018		2019		2020		2021

Minimum annual royalty per License Agreement (Note 6)	C$	85,000	C$	85,000	C$	85,000	C$	85,000	C$	85,000
Lease on Vancouver office space		40,953		40,953		40,953		40,953		40,953

Total (in C$)	C$	125,953	C$	125,953	C$	125,953	C$	125,953	C$	125,953

Lease on US office spaces		$186,220		$172,235		$175,166		$44,474		$-

Product Development and Relocation Grant

In February 2014 the Company received notice that it had been awarded a product development and relocation grant by the CPRIT whereby the Company is eligible to receive up to $12,000,000 on eligible expenditures over a three year period related to the development of the Company’s androgen receptor n-terminus blocker program for prostate cancer. The funding under CPRIT is subject to a number of conditions including negotiation and execution of an award contract which details the milestones that must be met to release the tranched CPRIT funding, proof the Company has raised the 50% matching funds to release CPRIT monies, and relocation of the project to the State of Texas such that the substantial functions of the Company related to the project grant are in Texas and the Company uses Texas-based subcontractor and collaborators wherever possible.

During the year ended September 30, 2014, the Company received $2,793,533 as an advance on the CPRIT Grant, of which $1,153,181 in qualifying expenses was incurred in that same period. During the year ended September 30, 2015, the Company recognized the unclaimed portion of the grant from fiscal 2014 as well as the full balance of the grant received subsequent to September 30, 2015, $3,786,667, as a reduction in the product development and relocation grant liability in the statement of loss and comprehensive loss.

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or relocates its operations outside of the state of Texas, then the Company is required to repay any grant proceeds received.

Under the terms of the grant, the Company is also required to pay a royalty to CPRIT, comprised of 4% of revenues until aggregate royalty payments equal $24,000,000, and 2% of revenues thereafter. The Company has the option to terminate the grant agreement by paying a one-time, non-refundable buyout fee, based on certain factors including the grant proceeds, and the number of months between the termination date and the buyout fee payment date.

CPRIT Grant

Product development and relocation grant, September 30, 2013	$-
Advance received	2,793,533
Recoveries claimed	(1,153,181)

Product development and relocation grant, September 30, 2014	$1,640,352
Advance received	3,786,667
Recoveries claimed	(5,427,019)

Product development and relocation grant, September 30, 2015 and September 30, 2016	$-

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

17.       COMMITMENTS (cont’d…)

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

The October 2014 Special Warrant financing, and January 2015 Special Warrant financing were completed under the terms of the Advisory Contract (Note 9).

18.       EXPENSES BY NATURE

Research and development expenses include the following major expenses by nature:

For the year ended September 30	2016	2015	2014

Clinical	$2,920,104	$304,142	$-
Consulting	1,333,323	1,072,039	309,610
Legal patents and license fees	905,392	554,712	309,855
Manufacturing	3,601,407	3,417,551	411,078
Other	306,657	299,470	26,899
Pharmacology	866,527	1,420,276	385,260
Program administration	381,429	428,096	-
Royalties	46,228	30,550	36,722
Salaries and benefits	2,194,047	1,671,567	92,799
Share-based payments (Note 10)	322,160	779,263	321,524
Travel	182,927	437,226	63,774
SR&ED tax credits	-	(59,666)	(215,984)
CPRIT grant claimed on eligible expenses (Note 17)	-	(5,379,298)	(1,069,937)

Total	$13,060,201	$4,975,928	$671,600

ESSA PHARMA INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014

18.       EXPENSES BY NATURE (cont’d…)

General and administrative expenses include the following major expenses by nature:

For the year ended September 30	2016	2015	2014

Amortization	$66,181	$42,223	$23,385
Consulting and subcontractor fees	87,014	293,522	371,519
Director fees	204,049	128,362	-
Insurance	422,066	121,986	14,910
Investor relations	317,822	219,312	-
Office, IT and communications	288,968	275,200	34,072
Professional fees	776,339	1,807,112	442,133
Regulatory fees and transfer agent	131,302	535,088	9,456
Rent	620,023	278,570	36,194
Salaries and benefits	1,634,380	815,544	87,365
Share-based payments (Note 10)	897,043	637,524	117,215
Travel and entertainment	198,931	225,182	12,797
CPRIT grant claimed on eligible expenses (Note 17)	-	(120,459)	(83,696)

Total	$5,644,118	$5,259,166	$1,065,350

19.       SUBSEQUENT EVENT

Subsequent to September 30, 2016, the Company entered into a $10,000,000 capital term loan facility agreement with Silicon Valley Bank (“SVB”), pursuant to which the Company has initially drawn down $8,000,000, with a conditional option to receive an additional $2,000,000 by April 28, 2017 upon positive data for its ongoing Phase 1 clinical trial of EPI-506 and receipt of the third and final tranche of the CPRIT grant of $5,422,000. The term loans bear an interest rate of Wall Street Journal Prime Rate plus 3% per annum and will mature on September 1, 2020. The loan agreement requires a final payment of 8.6% of the amount advanced under the term loans, due upon the earlier of the maturity or termination of the term loan facility. The term loans are secured by perfected first priority lien on all the Company’s assets, with a negative pledge on intellectual property. The term loans are subject to standard events of default, including default in the event of a material adverse change. There are no financial covenants. Upon funding of the respective tranches, the Company granted to SVB warrants to purchase shares of the Company’s common stock equal to 4% of the amount advanced, divided by the exercise price of the warrants, based on the five-day volume-weighted average trading price of the Company’s common shares on the TSX, to be determined at the time of the issuance of the warrants. In connection with the initial $8,000,000 advance, the Company granted SVB and Life Sciences Loans II LLC an aggregate of 149,532 warrants, exercisable at a price of $2.14 per share for a period of seven years.

