Form 20-F
period 2017-09-30
ESSA Pharma Inc.
filed 2017-12-12
CIK 1633932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   September 30, 2017

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

David Wood, Chief Financial Officer; Tel (778) 331-0962; Fax (604) 738-4080
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

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes    ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes   ☒   No    ☐

Indicate by check mark whether the Registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files).     Yes   ☐    No   ☐

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act

Large accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging growth company ☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

ESSA uses the United States dollar as its reporting currency. All references to “$” or “US$” are to United States dollars and references to “C$” are to Canadian dollars. On December 11, 2017 the noon exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.7780. See also Item 3 - “Key Information” for more detailed currency and conversion information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws. All statements in this Annual Report, other than statements of historical facts, are forward-looking statements. These statements appear in a number of different places in this Annual Report and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, “projects”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	the Company’s ability to obtain funding for operations, including research funding;

•	the initiation, timing, cost, progress and success of ESSA’s research and development programs, preclinical studies and clinical trials;

•	the therapeutic benefits, properties, effectiveness and safety of the Company’s potential future product candidates, including the expected benefits, properties, effectiveness and safety of the Company’s next-generation Aniten compounds;

•	the Company’s ability to advance its potential future product candidates into, and successfully complete, clinical trials;

•	the Company’s ability to achieve profitability;

•	the Company’s ability to recruit sufficient numbers of patients for future clinical trials, and the benefits expected therefrom;

•	the Company’s ability to establish and maintain relationships with collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	the implementation of the Company’s business model and strategic plans;

•	the Company’s ability to identify, develop and commercialize product candidates;

•	the Company’s commercialization, marketing and manufacturing capabilities and strategy;

•	the Company’s ability to protect its intellectual property and operate its business without infringing upon the intellectual property rights of others;

•	the Company’s expectations regarding federal, state, provincial and foreign regulatory requirements, including the Company’s plans with respect to anticipated regulatory filings;

•	whether the Company will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada, the European Union and other jurisdictions;

•	the accuracy of the Company’s estimates of the size and characteristics of the markets that may be addressed by the Company’s potential future product candidates;

•	the rate and degree of market acceptance and clinical utility of the Company’s potential future product candidates, if any;

•	the timing of, and the Company’s ability and the Company’s collaborators’ ability, if any, to obtain and maintain regulatory approvals for the Company’s potential future product candidates;

•	the Company’s expectations regarding market risk, including interest rate changes and foreign currency fluctuations;

•	the Company’s ability to engage and retain the employees required to grow its business;

•	the compensation that is expected to be paid to the Company’s employees;

•	the Company’s future financial performance and projected expenditures;

•	developments relating to the Company’s competitors and its industry, including the success of competing therapies that are or may become available; and

•	estimates of the Company’s expenses, future revenue, capital requirements and its needs for additional financing.

Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause ESSA’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. In making the forward looking statements included in this Annual Report, the Company has made various material assumptions, including but not limited to:

•	the Company’s ability to identify a product candidate;

•	the Company’s ability to obtain approval to commence a clinical trial;

•	the Company’s ability to obtain positive results of its research and development activities, including clinical trials;

•	the Company’s ability to obtain required regulatory approvals;

•	the Company’s ability to successfully out-license or sell its future products, if any, and in-license and develop new products;

•	favorable general business and economic conditions;

•	the availability of financing on reasonable terms;

•	the Company’s ability to attract and retain skilled staff;

•	market competition;

•	the products and technology offered by the Company’s competitors; and

•	the Company’s ability to protect patents and proprietary rights.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors” in Item 3 of this Annual Report. Some of these risks and assumptions include, among others:

•	uncertainty as to the Company’s ability to raise additional funding;

•	the Company’s ability to continue as a going concern;

•	the Company’s incurrence of significant losses in every quarter since its inception and anticipation that it will continue to incur significant losses in the future;

•	risks related to raising additional capital, which may include dilution to the Company’s existing shareholders, restrictions on the Company’s operations or requirements to relinquish rights to ESSA’s technologies or any future product candidates;

•	the Company’s limited operating history;

•	risks related to the Company's ability to comply with the CPRIT Agreement;

•	uncertainty as to the Company’ ability to generate sufficient cash to service its indebtedness, which currently consists of its capital term loan facility with Silicon Valley Bank;

•	the Company’s ability to identify a product candidate through preclinical studies;

•	the Company’s future success is dependent primarily on identification through preclinical studies, the regulatory approval, and commercialization of a single product candidate;

•	risks related to the Company’s ability to continue to license its product candidates or technology from third parties;

•	uncertainty related to the Company’s ability to obtain required regulatory approvals for ESSA’s proposed products;

•	the Company’s ability to successfully develop potential future product candidates in a timely manner;

•	the Company's ability to successfully commercialize future product candidates;

•	the possibility that the Company’s potential future product candidates may have undesirable side effects:

•	risks related to clinical drug development;

•	risks related to the Company’s ability to conduct a clinical trial or submit a future NDA/NDS or IND/CTA (each, as defined herein);

•	risks related to the Company’s ability to enroll subjects in clinical trials;

•	risks that the FDA (as defined herein) may not accept data from trials conducted in such locations outside the United States;

•	risks related to the Company’s ongoing obligations and continued regulatory review;

•	risks related to potential administrative or judicial sanctions;

•	the risk of increased costs associated with prolonged, delayed or terminated clinical trials;

•	risks related to the Company’s failure to obtain regulatory approval in international jurisdictions;

•	risks related to recently enacted and future legislation in the United States that may increase the difficulty and cost for the Company to obtain marketing approval of, and commercialize, its potential future products and affect the prices the Company may obtain;

•	risks related to new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare;

•	the risk that third parties may not carry out their contractual duties;

•	the possibility that the Company’s relationships with CROs (as defined herein) may terminate;

•	risks related to the Company’s lack of experience manufacturing product candidates on a large clinical or commercial scale and its lack of manufacturing facility;

•	the Company’s reliance on proprietary technology;

•	the Company may not be able to protect its intellectual property rights throughout the world;

•	claims by third parties asserting that the Company, or its employees have misappropriated their intellectual property, or claiming ownership of what the Company regards as its intellectual property;

•	risks related to the Company's ability to manage growth;

•	risks related to the Company’s ability to attract and maintain highly-qualified personnel;

•	risks related to potential conflicts of interest between the Company and its directors and officers;

•	competition from other biotechnology and pharmaceutical companies;

•	risks related to movements in foreign currency exchange rates;

•	third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain the Company’s future revenues;

•	risks related to the Company’s ability to convince public payors and hospitals to include ESSA’s potential future products on their approved formulary lists;

•	risks related to the Company’s ability to establish an effective sales force and marketing infrastructure, or enter into acceptable third-party sales and marketing or licensing arrangements;

•	risks related to the Company’s ability to achieve or maintain expected levels of market acceptance for its products;

•	risks related to the Company’s ability to realize benefits from acquired businesses or products or form strategic alliances in the future;

•	risks related to collaborations with third parties;

•	risks that employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for ESSA and harm its reputation;

•	risks related to product liability lawsuits;

•	risks related to computer system failures;

•	business disruptions that could seriously harm the Company’s future revenues and financial condition and increase ESSA’s costs and expenses;

•	compulsory licensing and/or generic competition;

•	risks related to the Company’s dependence on the use of information technologies;

•	risks related to the increased costs and effort as a result of ESSA becoming a public company;

•	risks inherent in foreign operations;

•	laws and regulations governing international operations may preclude the Company from developing, manufacturing and selling certain product candidates outside of the United States and Canada and require ESSA to develop and implement costly compliance programs;

•	risks related to laws that govern fraud and abuse and patients' rights;

•	risks related to the Company’s ability to comply with environmental, health and safety laws and regulations;

•	risks related to the different disclosure obligations for a U.S. domestic reporting company and a foreign private issuer such as ESSA;

•	risks relating to the Company’s ability to maintain its status as a foreign private issuer in the future;

•	the risk that the Company could become a “passive foreign investment company;”

•	risks related to the Company’s status as an emerging growth company;

•	risks related to United States investors' ability to effect service of process or enforcement of actions against the Company;

•	risks related to the Company's dividend policy;

•	risks associated with future sales of the Company’s securities;

•	risks related to the Company’s ability to implement and maintain effective internal controls;

•	risks related to the Company's ability to maintain an active trading market for its Common Shares;

•	share price volatility associated with the Company’s thinly traded common shares;

•	risks related to market price and trading volume volatility; and

•	risks related to analyst coverage.

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

GLOSSARY OF TERMS

As used in this Annual Report, the following terms have the respective meaning as specified below:

“2015 Special Warrants Financing” means the 4,363,634 special warrants of the Company issued on January 16, 2015 at a price of US$2.75 per 2015 Special Warrant for gross proceeds of approximately US$12,000,000;

“ADME” means absorption, distribution, metabolism, and excretion;

“Aniten” refers to the Company’s proprietary series of compounds, a unique name granted to the Company by the United States Adopted Names Council ("USAN");

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

“CMO” means Chief Medical Officer;

“CMS” means Centers for Medicare & Medicaid Services;

“Common Shares” means the common shares in the capital of the Company;

“Convertible Debenture” has the meaning given to it under the heading “History and development of the Company ” in Item 4 of this Annual Report;

“COO” means Chief Operating Officer;

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

“PARP” means poly ADP ribose polymerase;

“Penalty Conversion Ratio” has the meaning given to it under the heading “Outstanding Security Data”;

“PFIC” means a passive foreign investment company;

“Preferred Shares” means the Class A preferred shares in the capital of the Company;

“Project” means ESSA’s development of EPI-506 towards completion of Phase I/II clinical proof-of-concept;

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

“SAR” means structure-activity relationship;

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

“USAN” means the United States Adopted Names Council;

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

The following table sets forth selected consolidated financial information for the periods indicated, prepared in accordance with IFRS. In 2013, the Company changed its fiscal year end from December 31 to September 30, commencing with the 2013 fiscal year and to continue each year going forward. The selected consolidated financial information as at and for the nine months ended September 30, 2013 and as at and for the years ended September 30, 2017, September 30, 2016, September 30, 2015, and September 30, 2014 has been derived from ESSA’s audited financial statements and accompanying notes.

The selected consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis” and the audited financial statements and accompanying notes contained elsewhere in this Annual Report. The selected consolidated financial information set out below may not be indicative of ESSA’s future performance.

Figures in US$ unless stated otherwise	Year Ended September 30, 2017	Year Ended September 30, 2016	Year Ended September 30, 2015	Year Ended September 30, 2014	Period from January 1, 2013 to September 30, 2013
Operating Revenues	—	—	—	—	—
Total Operating Expenses	(11,651,870)	(19,642,164)	(10,328,202)	(1,824,537)	(1,059,740)
Net Loss for the Period	(4,499,012)	(13,139,788)	(9,676,587)	(1,823,929)	(1,058,733)
Comprehensive Loss for the Period	(4,499,012)	(13,477,551)	(11,341,799)	(1,895,667)	(1,058,733)
Basic and diluted loss per Common Share	(0.15)	(0.49)	(0.53)	(0.12)	(0.07)
Total Assets	5,607,044	10,402,562	7,539,773	4,201,833	658,541
Net Assets	(4,274,003)	(536,857)	4,455,512	1,974,128	478,322
Capital Stock (1)	25,980,117	25,974,742	19,419,004	4,193,735	4,193,735
Number of Shares Adjusted to Reflect Changes in Capital	29,101,889	29,096,889	22,629,271	15,687,534	15,687,534
Dividends Declared per Share	—	—	—	—	—

(1)	Excluding long-term debt and redeemable preferred stock.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Management has forecasted that ESSA’s working capital will not be sufficient to execute its planned expenditures for the coming year. ESSA will require significant additional capital resources to continue and expand its business, including the development of its preclinical Aniten series of compounds. Advancing ESSA’s novel and proprietary therapies or acquisition and development of any new products or product candidates will require considerable resources and additional access to capital. In addition, ESSA’s future cash requirements may vary materially from those now expected. For example, ESSA’s future capital requirements may increase if:

•	the Company experiences setbacks in its progress with non-clinical studies or if future clinical trials are delayed;

•	the Company is required to perform additional non-clinical studies and clinical trials;

•	the Company elects to develop, acquire or license new technologies, products or businesses;

•	the Company experiences generic competition from other life sciences companies or in more markets than anticipated;

•	the Company experiences delays or unexpected increases in connection with obtaining regulatory approvals in the various markets where ESSA hopes to sell its products;

•	the Company experiences unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either ESSA or ESSA’s competition; or

•	the Company experiences scientific progress sooner than expected in its discovery and R&D projects, if ESSA expands the magnitude and scope of these activities, or if ESSA changes its focus as a result of ESSA’s discoveries.

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

ESSA’s 2017 year-end financial statements state that its recurring losses and limited cash resources raise substantial doubt as to its ability to continue as a going concern.

ESSA’s financial statements for the year ended September 30, 2017 were prepared on a “going concern basis” and the audit report contains a “going concern qualification” (see the Audit Report on the Financial Statements for the year ended September 30, 2017 and Note 1 to those Financial Statements). ESSA’s financial statements assume it will continue as a going concern, but to be able to do so it will need to raise additional capital to fund its operations until positive operating cash flow is achieved, if ever. As at September 30, 2017, ESSA had a working capital of $1,281,551, which the Company anticipates will fund operations through January 2018. There can be no assurance that ESSA will be able to raise sufficient additional capital at terms commercially acceptable, if at all, to continue its operations.

The Company has incurred significant losses in every quarter since its inception and anticipates that it will continue to incur significant losses in the future and may never generate profits from operations or maintain profitability.

ESSA is a preclinical stage pharmaceutical company with a limited operating history. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. ESSA does not have any products approved by regulatory authorities for marketing or commercial sale and have not generated any revenue from product sales, or otherwise, to date. Furthermore, ESSA continues to incur significant research, development and other expenses related to its ongoing operations. As a result, ESSA is not profitable and has incurred losses in every reporting period since inception in 2009. For the years ended September 30, 2017, September 30, 2016 and September 30, 2015, ESSA reported a net loss of $4,499,012, $13,139,788, and $9,676,587, respectively. As of September 30, 2017, ESSA had an accumulated deficit since inception of $32,964,012.

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

The Company’s operations to date have been primarily limited to organizing and staffing ESSA, acquiring the in-licensing of intellectual property, discovering and developing novel small molecule product candidates, conducting preliminary preclinical research, and execution of a Phase I clinical study of a first generation agent. ESSA is a development stage company with limited operating history and no revenue. ESSA has not identified a product candidate to advance through clinical development and does not have any products ready for commercialization. Consequently, evaluating ESSA’s performance, viability or future success will be more difficult than if ESSA had a longer operating history or approved products on the market.

The Company remains subject to the restrictions and conditions of the CPRIT Agreement. Failure to comply with the CPRIT Agreement may adversely affect ESSA’s financial condition and results of operations.

ESSA has relied on the CPRIT Grant to fund a portion of its preclinical and clinical development costs of clinical candidate EPI-506. The total of the CPRIT Grant was US$12 million, of which ESSA has received a total of US$11.7 million to date, as follows: US$2.8 million (on grant execution), US$3.7 million (upon the clearance of the IND of EPI-506, ESSA’s first generation agent, by the FDA) and US$5.2 million (upon commencement of the Phase I clinical trial of EPI-506). The CPRIT Grant is subject to ESSA’s compliance with the scope of work outlined in the CPRIT Agreement and demonstration of its progress towards achievement of the milestones set forth in the CPRIT Agreement. If ESSA fails to comply with the terms of the CPRIT Agreement, it may not receive the remaining funds of the CPRIT Grant or it may be required to reimburse some or the entire CPRIT Grant. Further, the CPRIT Grant may only be applied to a limited number of allowable expenses. Being required to reimburse all or a portion of the CPRIT Grant would impact ESSA’s ongoing operations, which may adversely affect its financial condition and results of operations.

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

ESSA may not be able to generate sufficient cash to service its indebtedness, which currently consists of its capital term loan facility with Silicon Valley Bank.

On November 18, 2016, the Company entered into a loan and security agreement with Silicon Valley Bank (the “2016 Loan and Security Agreement”), providing for a capital term loan facility in the total amount of $10,000,000. The Company has initially drawn down $8,000,000 of the 2016 Loan and Security Agreement, and had conditional option to draw down an additional $2,000,000 by July 31, 2017 upon (i) positive data for its ongoing Phase I clinical trial of EPI-506 and (ii) receipt of the third and final tranche of the CPRIT Grant of $5,422,000. As the Company is not proceeding with the development of EPI-506, the conditional option for the additional $2,000,000 has expired. The 2016 Loan and Security Agreement bears an interest rate of WSJ Prime Rate plus 3% per annum and will mature on September 1, 2020. The 2016 Loan and Security Agreement requires a final payment of 8.6% of the amount advanced, due upon the earlier of the maturity or termination of the 2016 Loan and Security Agreement. The Company is required to make interest only payments until December 31, 2017. The interest only payment period would have been extended by six months if the second tranche of $2,000,000 was drawn. The 2016 Loan and Security Agreement is secured by perfected first priority lien on all of the Company’s assets, with a negative pledge on intellectual property. The 2016 Loan and Security Agreement does not contain any financial covenants.

ESSA’s ability to make scheduled payments or to refinance its debt obligations depends on numerous factors including, but not limited to, the amount of its cash reserves, capital requirements and its ability to raise additional capital. ESSA may be unable to maintain a level of cash reserves or cash flows sufficient to permit it to pay the principal, premium, if any, and interest on its existing or future indebtedness. If the Company’s cash flows and capital resources are insufficient to fund its debt obligations, the Company may be required to seek additional capital, restructure or refinance its indebtedness, or delay or abandon its business expansion, R&D projects or other capital expenditures, which could have a material adverse effect on ESSA’s business, financial condition, prospects or results of operations. There is no assurance that ESSA would be able to take any of such actions, or that such actions would permit the Company to meet its scheduled debt service obligations. In addition, since the Company is in the clinical development stage, and does not currently generate revenue, it expects to finance future cash needs through a combination of private and public equity offerings, debt financings, strategic collaborations and alliances and licensing arrangement. However, additional capital may not be available on reasonable terms, if at all. Even if the Company is able to commercialize a product candidate, there can be no assurance that the Company will generate sufficient revenues or cash flow to service its debt obligations.

Further, in the event of the Company’s breach of the agreement with SVB providing for the SVB Term Loan, the Company may not be allowed to draw additional amounts under the agreement, may be required to repay any outstanding amounts earlier than anticipated and the lenders may foreclose on their security interest in the Company’s assets.

SVB may also declare the Company to be in breach of the SVB Term Loan agreement in the event of a “Material Adverse Change”, which has been defined to include a material impairment in the Company’s assets acting as collateral under the SVB Term Loan, a material adverse change in the business, operations, or condition (financial or otherwise) of the Company, or a material impairment of the prospect of repayment of any portion of its debt obligations. There can be no guarantee that the Company will not experience a “Material Adverse Change”.

Risks Relating to ESSA’s Common Shares

ESSA’s Common Shares could be delisted from the NASDAQ, which could affect ESSA’s Common Shares' market price and liquidity.

The Company’s listing on the NASDAQ is contingent upon meeting all the continued listing requirements of the NASDAQ, which include maintaining a minimum bid price of not less than US$1.00 per share and a minimum market value of US$35 million. NASDAQ listing rules provide that a failure to meet the minimum bid price requirement or the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days.

On June 7, 2017, the closing bid price of the Company’s common shares on the NASDAQ fell below US$1.00 and has not again reached the US$1.00 threshold since. On July 20, 2017, the Company announced that it had received written notice from the NASDAQ that for 30 consecutive business days (June 7, 2017 through July 19, 2017), its Common Shares did not maintain a minimum closing bid price of $1.00 per share as required by NASDAQ listing rule 5550(a)(2).

In accordance with NASDAQ listing rule 5810(c)(3)(A) and upon receipt of the NASDAQ notification, the Company has a compliance period of 180 calendar days, or until January 15, 2018, to regain compliance with NASDAQ listing rule 5550(a)(2). Compliance could be achieved automatically and without further action if the closing bid price of the Company’s Common Shares was at or above US$1.00 for a minimum of 10 consecutive business days at any time during the 180-day compliance period, in which case the NASDAQ would notify the Company of its compliance and the matter will be closed.

On July 21, 2017, the Company announced that it had received written notice from the NASDAQ that it was not in compliance with the minimum market value of listed securities requirement of US$35 million as required by NASDAQ listing rule 5550(b)(2).  In accordance with NASDAQ listing rule 5810(c)(3)(C) and upon receipt of the NASDAQ notification, the Company has a compliance period of 180 calendar days, or until January 16, 2018, to regain compliance with NASDAQ listing rule 5550(b)(2).  Compliance could be achieved automatically and without further action if the market value of the Company’s Common Shares is at least US$35 million for a minimum of 10 consecutive business days at any time during the 180-day compliance period, in which case the NASDAQ would notify the Company of its compliance and the matter will be closed.

If the Company’s common shares are delisted from the NASDAQ, its ability to raise capital in the future may be limited. Delisting could also result in less liquidity for the Company’s shareholders and a lower share price. Such a delisting would likely have a negative effect on the price of the Company’s Common Shares and could impair the Company shareholders’ ability to sell or purchase the Company’s Common Shares. For example, the Company’s shareholders in the United States may be required to resell their shares on the TSX-V if a liquid over-the-counter trading market did not develop in the United States following a delisting. In the event of a delisting, the Company expects to take actions to restore its compliance with the NASDAQ’s listing requirements, but it can provide no assurance that any action taken by the Company would result in its Common Shares becoming listed again, or that any such action would stabilize the market price or improve the liquidity of its Common Shares.

The market price and trading volume of ESSA's Common Shares may be volatile, which could result in rapid and substantial losses for its shareholders or securities litigation.

The market price of ESSA's Common Shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in the Common Shares may fluctuate and cause significant price variations to occur as demonstrated by ESSA’s share price’s low on the TSX (C$0.32) and corresponding high (C$4.45) for the year ended September 30, 2017. For the year ended September 30, 2017, ESSA’s share price’s low on the NASDAQ was $0.25 and corresponding high was $3.31. The market price of the Common Shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect ESSA's share price or result in fluctuations in the price or trading volume of the Common Shares include:

•	quarterly variations in operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	change in valuations;

•	changes in ESSA's operations;

•	expenses ESSA incurs related to future research;

•	regulatory approvals;

•	fluctuations in the demand for ESSA's product candidates;

•	changes in the industry in which ESSA operates;

•	announcements by ESSA or other companies of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments, plans, prospects, service offerings or operating results;

•	additions or departures of key personnel;

•	future sales of ESSA’s securities;

•	trading of ESSA’s securities by a large shareholder;

•	other risk factors discussed herein; and

•	other unforeseen events.

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

Maintaining effective internal control over financial reporting is necessary for ESSA to produce reliable financial reports and is important in helping to prevent financial fraud. If ESSA is unable to maintain adequate internal controls, ESSA’s business and operating results could be harmed. As a non-accelerated public company, ESSA is not currently required to comply with Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). ESSA is no longer considered a “venture issuer” by virtue of having its securities listed on the TSX in July 2015. Non-venture issuers must establish and maintain disclosure controls and procedures and internal control over financial reporting. ESSA will be required to certify that it has established disclosure controls and procedures and internal controls over financial reporting for the period ended September 30, 2017. Pursuant to National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”), ESSA evaluates how to document and test internal control procedures to satisfy the requirements of Section 404(a) of Sarbanes-Oxley and the related rules of the SEC and NI 52-109, which require, among other things, ESSA’s management to assess annually the effectiveness of ESSA’s internal control over financial reporting. During the course of this documentation and testing, ESSA may identify weaknesses or deficiencies that ESSA may be unable to remedy.

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

Although ESSA has listed the Common Shares on the NASDAQ and the TSX, an active trading market for the Common Shares may not be sustained. For example, certain trading days in the year ended September 30, 2017 resulted in no volume of trading of ESSA’s common shares on either of the NASDAQ or the TSX. If an active trading market for the Common Shares is not maintained, the liquidity of the Common Shares and the prices that may be obtained for the Common Shares will be adversely affected.

ESSA's Common Shares may be thinly traded, the prices at which Common Shares trade are volatile and the buying or selling actions of a few shareholders may adversely affect ESSA's share price.

As of September 30, 2017, ESSA's public float, which is defined as Common Shares outstanding minus Common Shares held by officers, directors, or beneficial holders of greater than 10% of ESSA's outstanding Common Shares, represented approximately 70% of ESSA's outstanding Common Shares. In addition, the Company is aware of a number of significant shareholders, defined as a holding greater than 5%, who have participated in recent financings. The average number of shares traded in any given day over the past year has been relatively small compared to the public float. Thus, the actions of a few shareholders either buying or selling ESSA's Common Shares may adversely affect the price of the Common Shares. Historically, securities similar to ESSA's Common Shares have experienced extreme price and volume fluctuations that do not necessarily relate to operating performance and could result in rapid and substantial losses for shareholders.

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

ESSA’s Product Candidate and Regulatory Matters

ESSA does not currently have a lead product candidate. If ESSA is unable to identify a product candidate to advance through research and development efforts, its business would be materially harmed.

Due to a strategic shift in the Company’s business focus, ESSA currently has not yet identified a lead product candidate suitable for advancing into clinical trials. Accordingly, ESSA continues to evaluate its next generation Aniten compounds to determine which, if any, are ready to move further into preclinical and clinical development. If ESSA determines that its next generation Aniten compounds do not contain any product candidates worthy of development, its business would be materially harmed.

ESSA’s future success is dependent primarily on the regulatory approval and commercialization of a single product candidate, which is still in the preclinical stage.

The Company does not have any products that have obtained regulatory approval. Currently, ESSA’s is engaged in the preclinical stage of determining a product candidate to take forward from its Aniten series of compounds through regulatory approval for a Phase I/II clinical study to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and potential therapeutic benefits of such a candidate in patients with metastatic castration-resistant prostate cancer (“CRPC”). As a result, the Company’s near-term prospects, including its ability to finance its operations and generate revenue, are substantially dependent on its ability to obtain regulatory approval for, and, if approved, to successfully commercialize a product candidate in a timely manner. ESSA cannot commercialize future product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, ESSA cannot commercialize future product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. The FDA review process typically varies in time and may take years to complete and approval is not guaranteed. Obtaining regulatory approval of ESSA’s product candidates will depend on many factors, including, but not limited to, the following:

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

If the Company breaches any of the agreements under which the Company licenses rights to its technology from third-parties, the Company could lose license rights that are important to ESSA’s business. ESSA’s current license agreement may not provide an adequate remedy for its breach by the licensor.

ESSA is developing its Aniten series product candidates pursuant to a License Agreement with UBC and the BC Cancer Agency. The Company is subject to a number of risks associated with the Company’s collaboration with UBC and the BC Cancer Agency, including the risk that UBC or the BC Cancer Agency may terminate the license agreement upon the occurrence of certain specified events. ESSA’s license agreement requires, among other things, that the Company make certain payments and use reasonable commercial efforts to meet certain clinical and regulatory milestones. See “Patents and Proprietary Rights” in Item 4 of this Annual Report. If ESSA fails to comply with any of these obligations or otherwise breaches this or similar agreements, UBC, the BC Cancer Agency or any future licensors may have the right to terminate the license. ESSA could also suffer the consequences of non-compliance or breaches by licensors in connection with ESSA’s license agreements. Such non-compliance or breaches by such third parties could in turn result in ESSA’s breaches or defaults under the Company’s agreements with the Company’s other collaboration partners, and the Company could be found liable for damages or lose certain rights, including rights to develop and/or commercialize a product or product candidate. Loss of ESSA’s rights to the Licensed IP or any similar license granted to ESSA in the future, or the exclusivity rights provided therein, could harm ESSA’s financial condition and operating results.

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

ESSA will not be permitted to market any potential products in the United States, Canada or in other countries where ESSA intends to market its potential future product candidates until such product candidate receives approval of a NDA from the FDA or similar approval in other countries as restrictions apply. In the United States, the FDA generally requires the completion of preclinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before an NDA is approved. This process can take many years and require the expenditure of substantial resources and may include post-marketing studies and surveillance. Regulatory authorities in other jurisdictions impose similar requirements. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization. To date, the Company has not submitted an NDA for any of the Company’s potential products to the FDA or comparable applications to other regulatory authorities. If the Company’s development efforts for potential products are not successful for the treatment of CRPC and regulatory approval is not obtained in a timely fashion or at all, the Company’s business will be adversely affected.

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

The FDA and other regulators have substantial discretion in the approval process and may refuse to accept any application or may decide that the Company’s data is insufficient for approval and require additional clinical trials, or other studies. In addition, varying interpretations of the data obtained from preclinical studies and clinical trials could delay, limit or prevent regulatory approval of the Company’s potential products. ESSA, or ESSA’s future collaborative partner, if any, must obtain and maintain regulatory authorization to conduct clinical trials. ESSA’s preclinical research is subject to GLP and other requirements and ESSA’s clinical research is subject to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate ESSA’s data. In addition, the relevant regulatory authority or independent review board may modify, suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Further, the process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon, among other things, the type, complexity and novelty of the prescription product candidates involved, the jurisdiction in which regulatory approval is sought and the substantial discretion of the regulatory authorities. If regulatory approval is obtained in one jurisdiction, it does not necessarily mean that ESSA’s potential products will receive regulatory approval in all jurisdictions in which the Company may seek approval, or any regulatory approval obtained may not be as broad as what was obtained in other jurisdictions. However, the failure to obtain approval for ESSA’s potential products in one or more jurisdictions may negatively impact the Company’s ability to obtain approval in a different jurisdiction. Accordingly, despite ESSA’s expenditures and investment of time and effort, it may be unable to receive required regulatory approvals for product candidates developed by it. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successful, ESSA’s business, financial condition and results of operations may be materially harmed.

Until September 2017, ESSA was largely dependent on the success of EPI-506, the development of which it has now suspended. All of the Company’s other potential future product candidates are still in preclinical development, and accordingly ESSA’s business is now dependent on its ability to successfully develop much earlier stage product candidates. If ESSA is unable to develop these potential future product candidates in a timely manner, its business will be materially harmed.

Until September 2017, ESSA’s business prospects and potential product revenues were largely dependent upon its ability to obtain regulatory approval of, and successfully commercialize, EPI-506. Due to a strategic shift in the Company’s business focus, it is now dependent on the successful development of preclinical stage Aniten compounds.

Before ESSA can commercialize these Aniten compounds it will need to:

•	conduct substantial research and development;

•	undertake nonclinical and clinical testing and engage in sampling activity and other costly and time consuming measures;

•	scale-up manufacturing processes; and

•	pursue and obtain marketing and manufacturing approvals and, in some jurisdictions, pricing and reimbursement approvals.

This process involves a high degree of risk and takes many years, and success is never guaranteed. ESSA’s Aniten compound development efforts may fail for many reasons, including:

•	ESSA’s inability to secure the funds to continue the operation of its business;

•	failure of potential future product candidates in nonclinical studies;

•	ESSA’s inability to obtain on a timely basis supplies of the applicable reference products to which its potential future product candidates must be compared;

•	delays or difficulty enrolling patients in clinical trials, particularly for disease indications with small patient populations;

•	patients exhibiting adverse reactions to potential future product candidates or indications of other safety concerns;

•	insufficient clinical trial data to support the bioequivalence of one or more of ESSA’s potential future product candidates with the applicable reference product;

•	inability to manufacture sufficient quantities of potential future product candidates for development or commercialization activities in a timely and cost-efficient manner, if at all;

•	potential patent litigation with innovator companies or others who may hold patents;

•	failure to obtain, or delays in obtaining, the required regulatory approvals for potential future product candidates, the facilities or the processes used to manufacture such product candidates; or

•	changes in the regulatory environment, including pricing and reimbursement that make development of ESSA’s potential future product candidates no longer desirable.

If ESSA’s product development efforts fail for any of these or other reasons, or it decides to abandon development of a potential future product candidate at any time, it would never realize revenue from those programs and its business could be materially harmed

ESSA may not be able to successfully commercialize its Aniten series of compounds.

Even if a candidate from ESSA’s Aniten series were to successfully obtain approval from the FDA and comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, may be subject to burdensome post-approval study or risk management requirements, or may be limited to a subset of CRPC patients with limited commercial value. If ESSA is unable to obtain regulatory approval in one or more jurisdictions, or any approval contains significant limitations, ESSA may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of any other future product candidates that ESSA may discover, in-license, develop or acquire in the future. Also, any regulatory approval of any future product candidates, once obtained, may be withdrawn. Furthermore, even if ESSA obtains regulatory approval for a product candidate, the commercial success of such product candidate will depend on a number of factors, including the following:

•	development of a commercial organization or establishment of a commercial collaboration with a commercial infrastructure;

•	establishment of commercially viable pricing and approval for adequate reimbursement from third-party and government payors;

•	the ability of ESSA’s third-party manufacturers to manufacture quantities of the compound using commercially efficient processes and at a scale sufficient to meet anticipated demand and enable ESSA to reduce its cost of manufacturing;

•	ESSA’s success in educating physicians and patients about the benefits, administration and use of the compound;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	the effectiveness of ESSA’s own or its potential strategic collaborators’ marketing, sales and distribution strategy and operations;

•	acceptance of the product candidate as safe and effective by patients and the medical community; and

•	a continued acceptable safety profile of a product candidate following approval.

Many of these factors are beyond ESSA’s control. If ESSA, or its potential commercialization collaborators, are unable to successfully commercialize a product candidate, ESSA may not be able to earn sufficient revenues to continue the Company’s business.

The Company’s potential future product candidates may have undesirable side effects that may delay or prevent marketing approval or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Although any future product candidates will undergo safety testing, not all adverse effects of drugs can be predicted or anticipated. Unforeseen side effects from any of ESSA’s potential future product candidates could arise either during clinical development or, if approved by regulatory authorities, after the approved product has been marketed.  The results of any future clinical trials may show that the product candidate(s) cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities, or result in marketing approval from the FDA and other regulatory authorities with restrictive label warnings, limited patient populations or potential product liability claims.

If any of ESSA’s potential future product candidates receive marketing approval and it or others later identify undesirable or unacceptable side effects caused by such products:

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

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, results of earlier studies and trials may not be predictive of future trial results and ESSA’s potential future product candidates may not have favourable results in later trials or in the commercial setting.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. ESSA’s planned clinical trials may produce negative or inconclusive results, and ESSA or any of its current and future collaborators may decide, or regulators may require ESSA, to conduct additional clinical or preclinical testing. The results of preclinical studies and early clinical trials may not be predictive of the results of later-stage clinical trials. Preclinical tests and Phase I and Phase II clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later large scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials. The Company cannot assure you that the FDA/TPD or other similar government bodies will view the results as the Company does, or that any future trials of ESSA’s proposed products for other indications will achieve positive results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials.

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

The Company will be required to demonstrate through larger-scale clinical trials that any potential future product is safe and effective for use in a diverse population before ESSA can seek regulatory approvals for its commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials. If ESSA’s potential products fail to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, the Company could experience potentially significant delays in, or be required to abandon development of a product candidate.

In addition, clinical trials and nonclinical studies performed by research organizations and other independent third parties may yield negative results regarding the effect of ESSA’s potential products on CRPC, either in absolute terms or relative to other products.

As an organization, ESSA has never submitted an NDA/NDS and may be unable to do so for any future products ESSA develops.

ESSA completed a Phase I clinical trial for EPI-506 which will not be taken forward into Phase II. ESSA will have to complete a Phase I clinical trial for any future product candidates. Additionally, ESSA will need to conduct Phase II and Phase III of clinical trials, which it has not previously undertaken. The conduct of Phase III clinical trials and the submission of a successful IND or CTA and NDA or NDS is a complicated process. As an organization, ESSA has limited experience in preparing, submitting and prosecuting regulatory filings and has not submitted an NDA/NDS. ESSA’s interactions with the FDA to date have been limited to the completed EPI-506 clinical trial. Consequently, even if ESSA’s initial clinical trials are successful, the Company may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to NDA or NDS submission and approval of ESSA’s proposed products or any other future product candidate ESSA may develop. The Company may require more time and incur greater costs than competitors and may not succeed in obtaining regulatory approvals of products that the Company develops. Failure to commence or complete, or delays in, ESSA’s planned clinical trials, would prevent ESSA from or delay ESSA in commercializing proposed products or any other future product candidate ESSA develops.

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

If ESSA experiences delays in the completion or termination of any clinical trial of any future product candidates, the commercial prospects of product candidates will be harmed, and ESSA’s ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing ESSA’s clinical trials will increase costs, slow down product candidate development and approval process and could shorten any periods during which ESSA may have the exclusive right to commercialize product candidates or allow competitors to bring products to market before ESSA does, and jeopardize ESSA’s ability to commence product sales, which would impair ESSA’s ability to generate revenues and may harm ESSA’s business, results of operations, financial condition and cash flows and future prospects. In addition, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of ESSA’s proposed products or future product candidates.

ESSA may conduct trials for future product candidates at sites outside the United States and the FDA may not accept data from trials conducted in such locations.

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

Even if the Company obtains marketing approval for any potential future products, the Company will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

Even if the Company obtains U.S. or Canadian regulatory approval for a future product candidate, which would not occur until the Company successfully completes multiple clinical trials, including Phase III clinical trials, the FDA or TPD may still impose significant restrictions on its indicated uses or marketing or the conditions of approval, or impose ongoing requirements for potentially costly and time-consuming post-approval studies, including Phase 4 clinical trials or clinical outcome studies and post-market surveillance to monitor the safety and efficacy of ESSA’s potential products. Even if the Company secures U.S. or Canadian regulatory approval, the Company would continue to be subject to ongoing regulatory requirements governing manufacturing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, recordkeeping and reporting of adverse events and other post-market information. These requirements include registration with the FDA, as well as continued compliance with GCP obligations, for any clinical trials that the Company conducts post approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents.

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

If clinical trials for ESSA’s potential future product candidates are prolonged, delayed or stopped, ESSA may be unable to obtain regulatory approval and commercialize such product candidates on a timely basis, or at all, which would require ESSA to incur additional costs and delay receipt of any product revenue.

ESSA may experience delays in any future preclinical studies or clinical trials, and ESSA does not know whether future preclinical studies or clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. The commencement of these planned clinical trials could be substantially delayed or prevented by several factors, including:

•	discussions with the FDA or other regulatory agencies regarding the scope or design of ESSA’s clinical trials;

•	the limited number of, and competition for, suitable sites to conduct ESSA’s clinical trials, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as ESSA’s product candidates;

•	any delay or failure to obtain regulatory approval or agreement to commence a clinical trial in any of the countries where enrollment is planned;

•	inability to obtain sufficient funds required for a clinical trial;

•	clinical holds on, or other regulatory objections to, a new or ongoing clinical trial;

•	delay or failure to manufacture sufficient supplies of the product candidate for ESSA’s clinical trials;

•	delay or failure to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or clinical research organizations (“CROs”), the terms of which can be subject to extensive negotiation and may vary significantly among different sites or CROs; and

•	delay or failure to obtain institutional review board, or IRB, approval to conduct a clinical trial at a prospective site.

The completion of ESSA’s clinical trials, once started, could also be substantially delayed or prevented by several factors, including:

•	slower than expected rates of patient recruitment and enrollment;

•	failure of patients to complete the clinical trial;

•	the inability to enroll a sufficient number of patients in studies to ensure adequate statistical power to detect statistically significant treatment effects;

•	unforeseen safety issues, including severe or unexpected drug-related adverse effects experienced by patients, including possible deaths;

•	lack of efficacy during clinical trials;

•	termination of ESSA’s clinical trials by one or more clinical trial sites;

•	inability or unwillingness of patients or clinical investigators to follow ESSA’s clinical trial protocols;

•	inability to monitor patients adequately during or after treatment by ESSA and/or ESSA’s CROs;

•	ESSA’s CROs or clinical study sites failing to comply with regulatory requirements or meet their contractual obligations to ESSA in a timely manner, or at all, deviating from the protocol or dropping out of a study;

•	the inability to produce or obtain sufficient quantities of the product candidate to complete clinical studies;

•	the inability to scale up manufacture of the product candidate into a commercially acceptable formulation at reasonable cost;

•	the inability to address any noncompliance with regulatory requirements or safety concerns that arise during the course of a clinical trial; and

•	the need to repeat or terminate clinical trials as a result of inconclusive or negative results or unforeseen complications in testing.

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

Failure to obtain regulatory approval in international jurisdictions would prevent any potential future product candidates from being marketed outside the United States or Canada.

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

In the United States, in recent years, Congress has considered reductions in Medicare reimbursement levels for drugs administered by physicians. CMS also has authority to revise reimbursement rates and to implement coverage restrictions for some drugs. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price ESSA can receive for those products. While Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

In March 2010, the Patient Protection and Affordable Care Act (or, the ACA) was signed into law. This law substantially changes the way healthcare is financed by both governmental and private insurers in the United States, and significantly impacts the pharmaceutical industry. The ACA is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms. Among other things, the ACA imposed an annual fee on manufacturers of branded prescription drugs, increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; expanded the healthcare fraud and abuse laws, implemented a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer discounts off negotiated prices; expanded the eligibility criteria for Medicaid programs; expanded the entities eligible for discounts under the Public Health Service Act pharmaceutical pricing program; and imposed a number of ssubstantial new compliance provisions related to pharmaceutical companies' interactions with healthcare practitioners. If not repealed or amended, it is likely that the Affordable Care Act will continue the pressure on pharmaceutical pricing, especially under the Medicare and Medicaid programs, and may also increase our regulatory burdens and operating costs

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, including a January 2017 Executive Order issued by President Trump that directed federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers , health insurers or manufacturers of pharmaceutical or medical devices. President Trump and the United States Congress have also proposed repealing and replacing the ACA, including the insurance mandate. It remains to be seen, however, precisely what the new legislation would provide, when it will be enacted and what impact it will have on the availability of healthcare and containing of lowering the cost of healthcare. Such reforms, however, could have an adverse effect on anticipated revenue from product candidates that ESSA may successfully develop and for which ESSA may obtain marketing approval and may affect ESSA’s overall financial condition and ability to develop or commercialize product candidates. For example, it is possible that these repeal and replacement initiatives, if enacted into law, could ultimately result in fewer individuals having health insurance coverage or in individuals having insurance coverage with less generous benefits. The scope of potential future legislation to repeal and replace the ACA provisions is highly uncertain in many respects, as is the effect of such future legislation on ESSA’s business and prospects.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. Beginning April 1, 2013, Medicare payments for all items and services, including drugs and biologics, were reduced by 2% under the sequestration (i.e., automatic spending reductions) required by the Budget Control Act of 2011, as amended by the American Taxpayer Relief Act of 2012. The Bipartisan Budget Act of 2013 extended the 2% reduction to 2023, and the Protecting Access to Medicare Act of 2014 extended the 2% reduction, on average, to 2025. If Congress does not take action in the future to modify these sequestrations, Medicare Part D plans could seek to reduce their negotiated prices for drugs. ESSA cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on its product candidates, if any, may be.

Further, the FDA's policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and biologics and spur innovation, but its ultimate implementation is unclear. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

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

ESSA relies on third parties to conduct its preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, this could substantially harm ESSA’s business because it may not be able to obtain regulatory approval for or commercialize potential future product candidates in a timely manner or at all.

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

ESSA’s CROs are not its employees, and except for remedies available to it under ESSA’s agreements with such CROs, it cannot control whether or not they devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, ESSA’s clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize future product candidates. As a result, ESSA’s results of operations and the commercial prospects for its future product candidates would be harmed, its costs could increase and its ability to generate revenues could be delayed.

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

ESSA has no experience manufacturing product candidates on a large clinical or commercial scale and has no manufacturing facility. As a result, ESSA may in the future be dependent on third party manufacturers for the manufacture of potential future product candidates as well as on third parties for ESSA’s supply chain, and if ESSA experiences problems with any future third parties, the manufacturing of ESSA’s potential future product candidates or products could be delayed.

ESSA does not own or operate facilities for the manufacture of future potential product candidates. ESSA currently has no plans to build internal clinical or commercial scale manufacturing capabilities. As a result, ESSA potentially may rely on third-party contract manufacturing organizations, in the future, for the chemical manufacture of active pharmaceutical ingredients for ESSA’s potential products. Also, ESSA may potentially rely on another contract manufacturing organization for the production of the final product formulation. To meet ESSA’s projected potential needs for clinical supplies to support its activities through regulatory approval and commercial manufacturing, the contract manufacturing organizations with whom ESSA may potentially work will need to increase the scale of production. ESSA may need to identify additional contract manufacturing organizations for continued production of supply for product candidates in the event the current potential contract manufacturing organizations ESSA chooses to utilize are unable to scale production, or if ESSA otherwise experiences any problems with them. Although alternative third-party suppliers with the necessary manufacturing and regulatory expertise and facilities exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers. ESSA may encounter technical difficulties or delays in the transfer of any future potential product manufacturing on a commercial scale to additional third-party manufacturers. ESSA may be unable to enter into agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms. If ESSA is unable to arrange for alternative third-party manufacturing sources or to do so on commercially reasonable terms or in a timely manner, ESSA may not be able to complete development of its potential product candidates, market or distribute them.

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

Filing, prosecuting and defending patents on ESSA’s potential future product candidates throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States or federal and provincial laws in Canada. Consequently, ESSA may not be able to prevent third-parties from practicing its inventions in all countries outside the United States or Canada, or from selling or importing products made using its inventions in and into the United States, Canada or other jurisdictions. Competitors may use ESSA’s technologies in jurisdictions where it has not obtained patent protection to develop their own products, and may export otherwise infringing products to territories where ESSA has patent protection, but where enforcement is not as strong as that in the United States or Canada. These products may compete with ESSA’s products in jurisdictions where it does not have any issued patents and its patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

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

Periodic maintenance and annuity fees on any issued patent are due to be paid to the United States Patent and Trademark Office (“USPTO”), the Canadian Intellectual Property Office (“CIPO”) and other foreign patent agencies in several stages over the lifetime of the patent. The USPTO, CIPO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If ESSA or its future potential licensors fail to maintain the patents and patent applications covering product candidates, ESSA’s competitive position would be adversely affected.

Other Risks Related to ESSA’s Business

Third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain the Company’s future revenues.

In many of the markets ESSA hopes to sell future products in, successful commercialization of any potential future product candidate will depend, in part, on the extent to which coverage and reimbursement for such product candidates and related treatments will be available from government healthcare programs, private health insurers, managed care plans and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require ESSA to provide scientific and clinical support for the use of ESSA’s products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

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

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Company’s potential competitors in the United States, Canada, and globally include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies and specialized cancer treatment companies. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as ESSA does. Due to the size of the prostate cancer treatment market and the large unmet medical need for products that treat CRPC, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with the Company’s future product candidates.

Many of the companies developing competing technologies and products in ESSA’s field have significantly greater financial resources and expertise in discovery, R&D, manufacturing, preclinical studies and clinical testing, obtaining regulatory approvals and marketing than ESSA does. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ESSA’s. There is a risk that one or more of ESSA’s competitors may develop more effective or more affordable products and that such competitors will commercialize products that will render its product candidates obsolete. ESSA faces competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others. In addition, these companies and institutions also compete with ESSA in recruiting and retaining qualified personnel. If the Company is not able to compete effectively against its current and future competitors, its business will not grow and its financial condition and operations will suffer materially adverse effects.

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

ESSA’s potential future products may, if approved for sale, not achieve or maintain expected levels of market acceptance, which could have a material adverse effect on its business, financial condition and results of operations and could cause the market value of its securities to decline.

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

Also, the anticipated benefit of any joint venture or acquisition may not materialize or such strategic alliance, joint venture or acquisition may be prohibited. In November 2016, ESSA entered into the 2016 Loan and Security Agreement, which restricts ESSA’s ability to pursue certain mergers, acquisitions, amalgamations or consolidations that it may believe to be in its best interest. Additionally, future acquisitions or dispositions could result in potentially dilutive issuances of ESSA’s equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm ESSA’s financial condition. ESSA cannot predict the number, timing or size of future joint ventures or acquisitions, or the effect that any such transactions might have on its operating results.

ESSA may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect ESSA’s business, financial condition or results of operations.

ESSA may seek to enter into collaborations with third parties for the development and commercialization of its potential future product candidates. If ESSA fails to enter into such collaborations, or such collaborations are not successful, it may not be able to capitalize on the market potential of its potential future product candidates.

The Company may seek third-party collaborators for development and commercialization of its potential future product candidates. ESSA is not currently party to any such arrangement. However, if ESSA does enter into any such arrangements with any third parties in the future, it will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of ESSA’s product candidates. The Company’s ability to generate revenues from these arrangements will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

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

If product liability lawsuits are brought against the Company, it may incur substantial liabilities and may be required to cease the sale, marketing and distribution of its potential future products.

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

Several key areas of ESSA’s business depend on the use of information technologies. Despite ESSA’s best efforts to prevent such behavior, third-parties may nonetheless attempt to hack into ESSA’s systems and obtain data relating to ESSA’s preclinical studies or proprietary information on potential products. If ESSA fails to maintain or protect ESSA’s information systems and data integrity effectively, ESSA could lose, have difficulty attracting customers, have difficulty preventing, detecting, and controlling fraud, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. While ESSA has invested in the protection of data and information technology, there can be no assurance that ESSA’s efforts, or those of ESSA’s third-party collaborators, if any, to implement adequate security and quality measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could have a material adverse effect on ESSA’s business, operating results and financial condition.

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

ESSA believes it was not classified as a PFIC for the taxable year ending September 30, 2017 and believes it will not be classified as a PFIC for the current taxable year and in future taxable years. However, the determination as to whether ESSA is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. If ESSA is a PFIC for any taxable year during which a U.S. Holder (as defined under “Certain United States Federal Income Tax Considerations”) holds the Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their own tax advisors regarding the likelihood and consequences of ESSA being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a qualified electing fund (“QEF”) election (including a protective election), which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

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

The Company’s registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3. The head office is located at Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5.

Since July 9, 2015, the Company has been trading its Common Shares on the NASDAQ under the symbol “EPIX”. Since July 28, 2015, the Company has been trading its Common Shares under the symbol “EPI” on the TSX after graduating from the TSX-V. On November 27, 2017, the Company delisted its common shares from the TSX and began trading on the TSX-V under the same symbol, “EPI”.

2.	Summary Corporate History and Intercorporate Relationships

Intercorporate Relationships

The Company has one wholly-owned subsidiary, ESSA Pharmaceuticals Corp. (“ESSA Texas”), existing under the laws of the State of Texas.

Overview

ESSA is a pharmaceutical company, currently in the preclinical stage, focused on the development of small molecule drugs for the treatment of castration-resistant prostate cancer (“CRPC”). The Company is developing drugs which selectively block the amino-terminal domain (“NTD”) of the androgen receptor (“AR”), potentially overcoming the known AR-dependent resistance mechanisms of CRPC and providing CRPC patients with the potential for increased progression-free and overall survival.

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

Drs. Sadar and Andersen incorporated ESSA in January 2009. In 2010, Robert Rieder and Richard Glickman, both former CEOs of NASDAQ-traded biopharmaceutical companies, completed the founding team at ESSA. Mr. Rieder was appointed CEO of the Company and Dr. Glickman was appointed Chairman of the board of directors of the Company (the “Board”).

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

On August 1, 2016, the Company appointed Peter Virsik as Executive Vice-President and Chief Operating Officer.

On November 18, 2016, the Company entered into a $10,000,000 capital term loan facility agreement with Silicon Valley Bank (“SVB”), pursuant to which the Company has initially drawn down $8,000,000, with a now-expired conditional option to receive an additional $2,000,000 by April 28, 2017, subsequently amended to July 31, 2017, upon positive data for its ongoing Phase I clinical trial of EPI-506 and receipt of the third and final tranche of the CPRIT grant of $5,422,000. The term loans bear an interest rate of Wall Street Journal Prime Rate plus 3% per annum and will mature on September 1, 2020. The loan agreement requires a final payment of 8.6% of the amount advanced under the term loans, due upon the earlier of the maturity or termination of the term loan facility. The term loans are secured by perfected first priority lien on all the company’s assets, with a negative pledge on intellectual property. The term loans are subject to standard events of default, including default in the event of a material adverse change. There are no financial covenants. Upon funding of the respective tranches, the Company granted to SVB warrants to purchase shares of the Company’s common stock equal to 4% of the amount advanced, divided by the exercise price of the warrants, based on the five-day volume-weighted average trading price of the Company’s common shares on the TSX, to be determined at the time of the issuance of the warrants. In connection with the initial $8,000,000 advance, the Company granted SVB and Life Sciences Loans II LLC an aggregate of 149,532 warrants, exercisable at a price of $2.14 per share for a period of seven years.

In January and March 2017, the Company received a total of $5,192,799 in advances from the CPRIT grant.

On July 12, 2017, the Company announced a proposed overnight marketed public offering in Canada and a concurrent private placement in the United States. The Company received sufficient investor interest to advance the proposed transaction but did not obtain conditional approval by financial regulators due to levels of insider and institutional participation. While alternative transaction structures were identified that may have been pursued, additional data was being received from the higher-dose cohorts in the Phase I clinical trial of EPI-506. As a result, the Company announced its plan to delay an offering until after such data was announced.

On July 20 and July 21, 2017, the Company received notifications from the NASDAQ indicating that it was not in compliance with two requirements for continued listing, being the maintenance of a minimum bid price of US$1 and a minimum market value of US$35,000,000, noncompliance constituting continued deficiency for a period of 30 consecutive business days. The NASDAQ has granted grace periods for 180 calendar days, to January 15 and January 16, 2018, respectively to regain compliance with these requirements. During this time, the Company’s common shares will continue to be listed and trade on the NASDAQ.

In July 2017, the Company’s Executive Vice President of Research and Development, Paul Cossum, passed away.

On September 11, 2017, the Company announced the results from the Phase I portion of its clinical study of EPI-506 and its strategic decision to discontinue further clinical development of EPI-506. Instead, the Company implemented a corporate restructuring plan to focus its resources on its next-generation Anitens targeting the AR-NTD. ESSA’s next-generation Aniten compounds represent a new class of drugs that are NTD inhibitors of the AR and are designed to improve upon a number of attributes of first-generation Aniten compound, EPI-506. The next-generation Anitens are considerably more potent than EPI-506 or its active metabolite, EPI-002, in an in vitro assay measuring inhibition of AR transcriptional activity. In addition, the compounds are designed to improve upon the pharmaceutical properties of EPI-506 to enable a more efficient and cost-effective formulation approach. The Aniten program is currently at the IND lead-selection stage with an IND filing expected to occur in early 2019.

B.	Business Overview

Introduction

ESSA is a preclinical stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of prostate cancer in patients whose disease is progressing despite treatment with current therapies, including abiraterone and enzalutamide. The Company believes its preclinical “Aniten” series of compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. Specifically, the compounds act by disrupting the AR signaling pathway, the primary pathway that drives prostate cancer growth, by preventing AR activation through selective binding to the Tau-5 region of the NTD of the AR. In this respect the ESSA compounds differ greatly from classical anti-androgens, since they interfere either with androgen synthesis, or with the binding of androgens to the ligand binding domain (“LBD”), which is located at the opposite end of the receptor. A functional NTD is essential for activation of the AR; blocking the NTD inhibits AR-driven transcription. We believe such transcription inhibition mechanism of the “Aniten” class of agents is unique, and has the advantage of bypassing identified mechanisms of resistance to the anti-androgens currently used in the treatment of CRPC. The Company has been granted by the United States Adopted Names ("USAN") Council a unique USAN stem "-aniten" to recognize this new mechanistic class. The Company refers to this series of proprietary compounds, currently in development, as the “Aniten” series. In preclinical studies, blocking the NTD has demonstrated the capability to prevent AR-driven gene expression. In addition, in a recently completed Phase I clinical trial of ESSA’s first generation agent EPI-506, prostate-specific antigens (“PSA”) declines, a sign of inhibition of AR-driven biology, were observed at the higher dose levels.

According to the American Cancer Society, in the United States, prostate cancer is the second most frequently diagnosed cancer among men, behind skin cancer. Approximately one-third of all prostate cancer patients who have been treated for local disease will subsequently have rising serum levels of PSA, which is an indication of recurrent or advanced disease. Patients with advanced disease often undergo androgen ablation therapy using analogues of luteinizing hormone releasing hormone (“LHRH”) or surgical castration; this approach is termed “androgen deprivation therapy”, or “ADT”. Most advanced prostate cancer patients initially respond to androgen ablation therapy; however, many experience a recurrence in tumor growth despite the reduction of testosterone to castrate levels, and at that point are considered to have CRPC. Following diagnosis of CRPC, patients have been generally treated with anti-androgens, which block the binding of androgens to the AR. More recently, greater benefit has been achieved by utilizing latest generation anti-androgens, such as abiraterone into combination in newly diagnosed metastatic prostate cancer.

It has been known for more than six decades that the growth of prostate tumors is mediated by an activated AR. Generally, there are three means of activating the AR. First, androgens such as dihydrotestosterone can activate AR by binding to its LBD. Second, CRPC can be driven by constitutively-active variants of AR (“vAR”) that lack a LBD and do not require androgen for activation. The third mechanism involves certain signaling pathways that activate AR independent of androgen activity. Current drugs for the treatment of prostate cancer work by focusing on the first mechanism in combination with either (i) interfering with the production of androgen, or (ii) preventing androgen from binding to the LBD. However, these approaches eventually fail due to mechanisms of resistance which all involve the LBD, whether at the DNA (AR amplification or LBD mutations) or RNA level (emergence of AR splice variants).

By directly and selectively blocking all known means of activating the AR, the Company believes the Aniten series of compounds hold the potential to be effective in cases where current therapies have failed. Both preclinical and clinical studies support this belief. In preclinical studies, the Aniten series of compounds has been shown to shrink benign prostate tissue in mice as well as prostate cancer xenografts, including both tumors sensitive and resistant to the current generation anti-androgens such as enzalutamide. Recent studies have also suggested the potential for combinations of ESSA’s Aniten compounds with anti-androgens. These two classes of drugs have the potential to inhibit AR-driven biology in unique and complementary mechanisms by affecting opposite ends of the AR receptor.

The Phase I clinical trial of the first generation Aniten, EPI-506, has confirmed the safety, tolerability, and provided proof of concept for this unique mechanism of transcription inhibition of AR-driven biology. Patients tolerated doses of the drug, which achieved exposures consistent with those associated with efficacy in animal models. PSA declines of up to 30% were observed in some patients. However, this first generation drug required high doses to achieve the desired exposures, and the relatively short half-life limited the 24-hour exposure of the drug. Due to such drawbacks, along with challenges in the manufacturability, stability, and formulation of the drug, the Company decided to accelerate development of the next generation of Anitens rather than to take EPI-506 into a Phase II clinical trial. This next generation of agents includes drugs that preclinical studies have shown to be more potent, with superior pharmaceutical properties, including improved manufacturability, improvements in formulation, and increased resistance to metabolism.

The NTD of AR is flexible with a high degree of intrinsic disorder making it difficult to be used for crystal structure-based drug design. The Company is not currently aware of any success by other drug development companies in finding drugs that bind to this drug target. The nature of the highly specific binding of the EPI compounds to the NTD, and the biological consequences of that binding, have been defined in recent scientific studies. The selectivity of the binding, based on in vivo imaging as well as in vitro studies, is consistent with the clean toxicological profile of EPI-506 and its generally favorable safety and tolerability in its Phase I clinical trial, despite administration of high doses, including of up to 3600 mg daily.

According to the Decision Resources Group, in 2014, there were approximately 213,000 prevalent cases of CRPC, and such prevalence is expected to increase to approximately 235,000 in 2023. The Company expects that the Aniten series of compounds could be effective for many of those patients. In its early clinical development, the Company intends to initially focus on patients who have failed abiraterone or enzalutamide therapies for the following reasons:

•	CRPC treatment remains the prostate cancer market segment with the greatest unmet need and is therefore a potentially large market;

•	ESSA believes that the unique mechanism of action of its Aniten compounds is well suited to treat those patients who have failed AR LBD focused therapies, and whose biological characterization reveals that their tumors are still largely driven by AR biology;

•	ESSA expects the large number of patients with unmet therapeutic need in this area will facilitate timely enrollment in its clinical trials; and

•	ESSA believes that the initial Phase I clinical trial will facilitate early study of the combination of the ESSA Aniten compound with anti-androgens such as enzalutamide.

The British Columbia Cancer Agency (“BCCA”) and the University of British Columbia (“UBC”) are joint owners of the intellectual property that constitutes the Company’s primary asset(s). The Company licensed the EPI-family of drugs from UBC and the BCCA whose initial lead compound was EPI-001. It is a mixture of four stereoisomers, each of which has the same chemical constitution but different spatial orientation of its constituent atoms and are active against the AR NTD. The Company is party to a license agreement with the BCCA and UBC dated December 22, 2010, as amended (“the License Agreement”), which provides the Company with exclusive access to the issued patents and the patent applications to EPI-series compounds, including next generation Aniten compounds.

A strong, defensive intellectual property position has been established by the Company for multiple EPI structural classes, with 17 patent families filed covering different EPI structural motifs/analogues. Patents have been granted in 27 countries and are pending in 10 jurisdictions for the first generation NTD inhibitor EPI-002, with expiry in 2029.

Patent applications are pending in the United States and Patent Cooperation Treaty (“PCT”) for the Aniten next-generation NTD inhibitors with expiry in 2037.

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

ESSA's Strategy

The Company’s initial therapeutic goal is to provide a safe and effective therapy for prostate cancer patients who have failed current therapies, and ultimately to treat all AR-dependent forms of prostate cancer, either as a single agent or in combination with other agents. The Company intends to accomplish those objectives while maximizing shareholder value. Specific components of the Company’s strategy include:

Identifying an Aniten compound to take into clinical trials

The purpose of the next-generation program is to identify drug candidates with improved potency and pharmacological properties compared to ESSA’s first-generation compounds. In internal preclinical studies, several candidate molecules have been screened which display 5-10 times higher potency than EPI-002 as measured in preclinical models of androgen receptor inhibition. ESSA intends to conduct additional preclinical studies to identify a possible lead candidate for further IND-enabling studies. If preclinical studies proceed as planned, the Company anticipates the nomination of a next-generation drug candidate could occur in calendar 2018 with filing of an IND by calendar Q1-2019.

Initial goals of the next-generation program are to increase potency, improve absorption, distribution, metabolism, and excretion (“ADME”) profile, and improve pharmaceutical properties of product candidate compounds. Significant structure-activity relationship (“SAR”) studies conducted on the chemical scaffold have elicited a new series of high-potency compounds. Additional changes in the chemical scaffold have also been incorporated to improve ADME and pharmaceutical properties of the chemical class.

Advancing a potential future product candidate through clinical development and regulatory approval in CRPC patients

If a product candidate is successfully identified, and following approval of an IND, the Company will conduct a Phase I/II clinical trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and potential therapeutic benefits of the drug in CRPC patients. It is currently estimated that the Phase I clinical trial will proceed to completion in the second half of calendar 2019. Once the Phase I clinical trial is complete, the Company plans to review the data, including the safety, tolerability, evidence of efficacy and pharmacological and biomarker data. This information will inform the final size, design and timing of a Phase II clinical trial.

Developing a potential future product candidate as an essential component of a new standard of care for the treatment of pre-CRPC and expanding usage earlier in the disease stage

An activated AR is required for the growth and survival of most prostate cancer; therefore, the Company believes the AR NTD is an ideal target for next-generation hormone therapy. If ESSA’s potential future product candidate is successful in treating CRPC patients, it is reasonable to expect that such clinical candidate may be effective in treating earlier stage patients. Therefore, the Company may conduct additional clinical studies potentially leading to approval of the clinical candidate for use in prostate cancer patients at an earlier disease stage. Such studies would likely include the clinical candidate in combination with anti-androgens; the Company is currently generating in vitro and in vivo data in collaboration with academic investigators in this regard. Other emerging potential clinical applications for NTD inhibitors are in salvage of anti-androgen refractory mCRPC patients, in combination with second generation anti-androgens in earlier mCRPC patient, and with other agents, such as poly ADP ribose polymerase (“PARP”) inhibitors, and in the subset of metastatic breast cancer patients whose tumors have been demonstrated to have activation of the AR pathway.

Evaluating strategic collaborations to maximize value

The Company currently retains all commercial rights for its EPI and Aniten series drug portfolio. The Company intends to evaluate potential collaborations that could enhance the value of its prostate cancer program and allow it to leverage the expertise of strategic collaborators.

Overview of Castration-Resistant Prostate Cancer

According to the American Cancer Society, in the United States, prostate cancer is the second most frequently diagnosed cancer among men, behind skin cancer. The American Cancer Society estimates that, in the United States during 2017, approximately 161,360 new cases of prostate cancer will be diagnosed, and approximately 26,730 men will die from the disease. Overall, in the United States, about one in seven men will be diagnosed with prostate cancer during his lifetime, and about one in 39 men will die from the disease.

Prostate cancer is most frequently diagnosed at an early stage, when it is confined to the prostate gland and its immediate surroundings. Advances in screening and diagnosis, including the widespread use of PSA screening, have allowed detection of the disease in its early stages. Patients with early-stage disease are typically treated with surgery or radiation therapy, or in certain circumstances, with both. For the majority of men, these procedures are successful in curing the disease. However, for others, these procedures are not curative and their prostate cancer ultimately recurs. Men with recurrent or metastatic prostate cancer are considered to have advanced prostate cancer. The Decision Resources Group estimates that approximately 151,000 men in the United States currently have advanced prostate cancer and are eligible for treatment with drug therapy.

Hormonal therapy of prostate cancer which is effective in inhibiting tumor growth typically use drugs conferring pharmacological castration (i.e. LHRH (Leuprolide), or abiraterone). Other drugs competitively bind in the ligand-binding pocket of the LBD of the AR prevent both the binding of androgen and interaction of the AR with co-regulatory proteins, and therefore also prevent AR transcriptional activity. Commonly, these drugs are called “antiandrogens”. Current antiandrogens used for prostate cancer include bicalutamide, cyproterone acetate, flutamide, nilutamide, and enzalutamide.

When the disease becomes resistant to initial androgen ablation therapy, second line hormonal treatments can be used depending on several factors that include the biology of the tumor, evidence of metastases, whether or not the patient is experiencing symptoms and if the disease comprises neurocrine or small cell carcinoma. However, castrate levels of androgen are typically maintained (i.e. patient remains on LHRH analogues) while other therapies are added to the patient’s regime. Asymptomatic patients with rising PSA and evidence of metastasis will typically go on to receive second-line hormonal therapies that include abiraterone acetate, corticosteroids or enzalutamide. For symptomatic CRPC patients, docetaxel or radium-233 for bone metastases are generally the treatments of choice. Prostate small cell carcinoma can be treated with chemotherapies such as docetaxel as those carcinomas usually do not respond to AR targeted therapies.

Abiraterone acetate plus prednisone was approved by the FDA and in many countries globally for patients with post-docetaxel metastatic CRPC in 2011. In the key clinical trials supporting initial approval for post-chemotherapy CRPC, abiraterone acetate plus prednisone demonstrated a statistically significant improvement in overall survival of 4.6 months in patients with metastatic CRPC who have failed one prior chemotherapy regimen. Abiraterone acetate plus prednisone has also been approved in the pre-chemotherapy setting. In the key supporting clinical trial, the co-primary endpoint showed a statistically significant increase in median radiographic progression-free survival with abiraterone plus prednisone versus prednisone alone of 16.5 months versus 8.3 months, whereas improvement in median overall survival only showed a trend towards statistical significance. Treatment with abiraterone requires the concomitant usage of prednisone to ameliorate symptoms of mineralocorticoid excess, including fluid overload, hypertension and hypokalemia; abiraterone plus prednisone must be used with caution in those with a significant cardiovascular history, including congestive heart failure. These effects, as well as treatment-associated elevations in liver enzymes, necessitate monitoring for blood pressure, serum potassium, fluid retention, aspartate aminotransferase (“AST”), alanine transaminase (“ALT”) and bilirubin levels. Furthermore, the pharmacokinetics of abiraterone acetate demonstrate a large food effect, with exposure increasing up to ten-fold in the presence of food. For safe administration, food must not be eaten two hours before the drug is taken and for one hour afterwards.

Enzalutamide was approved by the FDA as a treatment for patients with post-docetaxel metastatic CRPC in 2012. In the initial pivotal clinical trial supporting FDA approval in the post-chemotherapy CRPC population, the median overall survival was 18.4 months in the enzalutamide group versus 13.6 months in the placebo group. The label extension to metastatic CRPC is subsequently supported by data from a pivotal Phase III trial in chemo-naive CRPC, which demonstrated a statistically significant 29% reduction in the risk of death over placebo, despite enrolling patients with visceral disease, a population with a poorer prognosis that has historically been excluded from this trial setting. This survival benefit was achieved without the requirement for concomitant prednisone. The safety profile of enzalutamide is considered favorable despite a higher incidence of hypertension and a risk for seizure.

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

AR is unique from other steroid hormone receptors in that the AF-1 region in the NTD contributes to transcriptional activity, with little to no activity contributed from AF-2 in the LBD. AR LBD functions independent of the NTD and can still bind ligand even if the AF-1 region is deleted or mutated; however, no transcriptional activity can be achieved without the AF-1 region in the NTD. Previous research used deletion mutants of the AR to explore which regions of the AR were critical to its activity, with the following key findings:

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

Over-expression of AR Coactivators

The AR requires interaction with an abundance of other proteins such as bridging factors and coactivators. An example of a bridging factor that is associated with CRPC is CREB-binding protein (“CBP”). CBP is a bridging factor that interacts with the NTD of the AR and is thought to be essential for AR transcriptional activity. CBP levels are increased in CRPC, which may lead to cancer growth driven by AR activity. Coactivators of AR have also been reported to be increased in CRPC which may subsequently result in aberrant transactivation of AR.

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

Constitutively Active AR Splice Variants that Lack the Ligand-Binding Domain

CRPC may involve the expression of constitutively active splice-variants of the AR that lack the full ligand-binding domain. These AR splice variants are always activated and have a truncated LBD, thus do not require androgen to be transcriptionally active. Antiandrogens such as enzalutamide would have no effect on these AR splice variants because antiandrogens bind to the LBD which is not present in these variants.

ESSA’s drug candidates have been shown to be active on all of the above pathways. Specifically:

•	EPI-002 does not cause activation of mutated ARs that are activated by antiandrogens;

•	EPI-002 is active in vivo against VCaP xenografts that overexpress AR;

•	EPI-002 is not competitive with androgen for the LBD, hence its inhibitory effect cannot be competed away by high localized concentrations of androgen;

•	EPI-001 blocks the interaction of CBP and RAP74 which are required for transcriptional activity and may contribute to tumor growth;

•	EPI-001 blocks AR activation by IL-6, bone-derived factors and stimulation of the PKA pathway;

•	In vitro and in vivo, EPI-002 significantly inhibits LNCaP95 human prostate cancer cells that harbour constitutively-active AR splice variant V7 and are resistant to enzalutamide; and

•	EPI-002 blocks gene expression regulated by full-length AR and V7.

Programs and Potential Products

The Company’s EPI-Series Drugs

The Company’s compounds, based on EPI-001, are selective, oral, small molecules that block the NTD of the AR. The AR is required for the growth and survival of most prostate cancer; therefore, the NTD of the AR is an ideal target for next-generation hormone therapy. Consistent with the inhibition of AR activity by other EPI compounds, experimentation conducted in a test-tube or in a controlled environment outside a living organism (known as “in vitro” studies) and experimentation done in or on the living tissue of a whole, living organism (known as “in vivo” studies) show that stereoisomers of EPI-001 selectively block AR-dependent proliferation of human prostate cancer cells that express AR and do not inhibit the proliferation of cells that do not express functional AR or do not rely on the AR for growth and survival. By directly inhibiting the NTD of the AR, the Company believes EPI series molecules may be able to overcome resistance mechanisms in CRPC.

Preclinical Studies

The Company is focused on the advancement of next-generation NTD inhibitors designed to improve upon the properties of the first-generation compound, EPI-506, a prodrug of EPI-002. A series of oral small molecule compounds have been identified which, while retaining the common mechanism of action to interfere with AR-mediated signaling, include improved pharmaceutical properties such as enhanced potency, reduced susceptibility to metabolism and improved drug-like properties. Several of these compounds are currently being characterized in more detail with a goal of selecting a next-generation development compound based on certain established criteria. The Company also continues to conduct preclinical combination studies.

These next-generation compounds were discovered through chemical modification of the EPI-002 chemical scaffold. Specific chemical changes to the structure of EPI-002 resulted in increased potency in an in vitro AR-based gene transcription assay, exhibiting 5-10 times higher potency than EPI-002. The efficacy of the first in the series of these next-generation high-potency molecules was confirmed in a human prostate cancer xenograft model. In this preclinical study, the next-generation high-potency compound reduced tumor growth compared to the control using low daily doses of the drug.

In addition to higher potency, the next-generation compounds are designed to reduce the metabolism of these agents following oral dosing compared to EPI-002. Excessive metabolism of a drug candidate may reduce the effective exposure levels of a drug and necessitate frequent and excessive dosing requirements. Specific modifications in the chemical structure of these high-potency molecules were made in an attempt to block known sites of metabolism of EPI-002. A series of in vitro studies examining drug metabolism were conducted with the next-generation compounds. Results indicated that several of these high-potency compounds, with the additional chemical modifications, may be metabolized more slowly than EPI-002 in humans. If this in vitro data is replicated in animals and in patients, the reduced metabolism of the next-generation compounds may be expected to improve the pharmacokinetic profile and daily dose requirements following oral dosing compared to EPI-002.

Importantly, the next-generation high-potency compounds exhibiting less in vitro metabolism were tested against off-target screening. Significant off-target binding of drug candidates may lead to unanticipated toxicity. Several of these compounds show minimal non-specific binding properties, indicating a favorable profile for further development. The most promising of these high-potency low-metabolism next-generation compounds were selected for further preclinical characterization with the goal of selecting an IND candidate molecule from among these compounds.

Future Clinical Development Program

Phase I/II Clinical Trial Design for treating CRPC patients

If the Company successfully identifies a clinical candidate following preclinical studies of Aniten compounds, and approval of the IND and CTA are obtained, the Company will conduct a Phase I/II clinical trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics, and efficacy of the compound in CRPC patients. In a Phase I study, it is expected the clinical trial will evaluate the safety, tolerability, pharmacokinetics, and maximum-tolerated dose of the compound, in multiple-dose escalations. Learnings from the Phase I clinical trial of EPI- anti-androgens 506 will be incorporated into the design and conduct of potential future trials. Included, for example, will be extensive biological characterization of the patients entered into the clinical trial. Circulating tumor and, if available, contemporary tissue tumor DNA will be examined for relevant genomic change. Similarly RNA studies in circulating tumor cells will be used to confirm that the AR pathway is active in patients entered into the clinical trial. Similar gene expression-based assays will confirm the biological activity of the drug, and relate this to dose responsiveness and if relevant, drug dosing schedule. If the Phase I portion is successful, the Phase II portion (dose expansion) of the clinical trial will evaluate activity in a target group of biologically-characterized mCRPC patients.

Early Conduct of a Combination Phase I/II Clinical Trial

Given the evolution of prostate cancer therapeutics towards combination therapy strategies, the biological rationale for combining NTD and LBD inhibitors, and compelling early preclinical animal model results, the Company expects the early performance of combination studies of the next generation Aniten compound with current generation anti-androgens.

Phase III Clinical Trial

In order to obtain full regulatory approval, the Company expects that it will be required to carry out at least one Phase III clinical trial, most likely in patients similar to the population of CRPC patients that enrolled in the planned Phase I/II clinical trial. However, the results of the Phase I/II clinical trial may suggest modification of the initial patient population based on response and biomarker assessment. In a Phase III clinical trial, the key end-point is expected to be overall survival relative to patients receiving the standard-of-care. It is expected that such a Phase III clinical trial would be conducted at numerous sites around the world.

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

In this market, ESSA believes that its competitive position is strong because its product candidate, if successful, will focus mechanistically on the approach to prostate cancer that has been shown to make the biggest difference to the survival of recurrent prostate cancer patients: blocking AR activation. Since EPI compounds have been shown to directly block the AR NTD, they have the potential to overcome the AR-dependent resistance pathways (discussed above) that may develop as a result of treatment with current hormone-related therapies that target the AR LBD. If successful, ESSA believes this could represent a significant step forward in the treatment of prostate cancer. To ESSA’s knowledge, no other antagonist to the AR NTD is currently undergoing clinical trials for prostate cancer or any other indication.

Patents and Proprietary Rights

License Agreement with UBC and the BCCA

ESSA has in-licensed intellectual property embodied in issued patents, pending patents applications and know-how relating to compounds that modulate AR activity created through research work done at the BCCA and UBC (the “Licensors”) under the direction of Drs. Marianne Sadar and Raymond Andersen, respectively. ESSA refers to these intellectual property rights as the “Licensed IP.” ESSA’s Aniten series drugs are covered in the Licensed IP.

Pursuant to an agreement among ESSA and the Licensors dated as of December 22, 2010, and amended on February 10, 2011 and on May 27, 2014 (the “License Agreement”), ESSA has been granted a worldwide, exclusive license to develop and commercialize products based on the Licensed IP. ESSA must pay a minimum annual royalty of C$40,000 in the 2014 calendar year, increasing to C$65,000 in each of 2015 and 2016 and C$85,000 in 2017 and for each year thereafter. An additional C$50,000 and C$900,000 must be paid upon enrollment of a patient in a Phase II and Phase III clinical trial, respectively.

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

ESSA’s Intellectual Property Strategy

Both ESSA and the broader pharmaceutical industry attach significant importance to patents for the protection of new technologies, products and processes. Accordingly, ESSA’s success depends, in part, on its ability to obtain patents or rights thereto, to protect commercial secrets and carry on activities without infringing the rights of third parties. See “Risk Factors” in Item 3.D elsewhere in this Annual Report. Where appropriate, and consistent with management’s objectives, patents are pursued once concepts have been validated through appropriate laboratory work. To that end, ESSA will continue to seek patents in relation to those components or concepts that it perceives to be important.

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

Pending Licensed Applications

TITLE	COUNTRY	STANDARD EXPIRATION DATES
DIGLYCIDIC ETHER DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	Brazil, Chile, China, Europe, Hong Kong, Indonesia, India, the Russian Federation, United States	July 2, 2029

BISPHENOL COMPOUNDS AND METHODS FOR THEIR USE	United States and Europe	April 6, 2032

BISPHENOL DERIVATIVES AND THEIR USE AS ANDROGEN RECEPTOR ACTIVITY MODULATORS	Canada	January 6, 2031

BISPHENOL DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	United States	January 6, 2031

FLUORINATED BISPHENOL ETHER COMPOUNDS AND METHODS FOR THEIR USE	United States	August 17, 2032

HALOGENATED COMPOUNDS FOR CANCER IMAGING AND TREATMENT AND METHODS FOR THEIR USE	Australia, Canada, Europe, Japan, the Republic of Korea, New Zealand, Singapore, United States	September 9, 2034

BISPHENOL ETHER DERIVATIVES AND METHODS FOR USING THE SAME	United States	March 12, 2036

HETEROCYCLIC COMPOUNDS FOR CANCER IMAGING AND TREATMENT AND METHODS FOR THEIR USE	United States, Australia, Canada, Europe, Israel, Japan, New Zealand	January 13, 2036

CO-TARGETING ANDROGEN RECEPTOR SPLICE VARIANTS AND MTOR SIGNALING PATHWAY FOR THE TREATMENT OF CASTRATION-RESISTANT PROSTATE CANCER	Canada and United States	September 2, 2036

BISPHENOL DERIVATIVES AND THEIR USE AS ANDROGEN RECEPTOR ACTIVITY MODULATORS	United States and as a Patent Convention Treaty application	April 17, 2037

TITLE	COUNTRY	STANDARD EXPIRATION DATES
SMALL MOLECULE INHIBITORS OF N-TERMINUS ACTIVATION OF THE AR	United States, Chile, Hong Kong and India	August 24, 2029

ANDROGEN RECEPTOR MODULATORS AND METHODS FOR THEIR USE	United States, Australia, Canada, Europe, Israel, Japan, New Zealand	May 29, 2035

COMPOUNDS AND METHODS FOR TREATING DRUG-RESISTANT ANDROGEN RECEPTOR MEDIATED CANCERS	Patent Convention Treaty Application	September 8, 2037

COMPOUNDS AND COMPOSITIONS FOR RADIOIMMUNOTHERAPY AND METHODS OF USING THE SAME	Patent Convention Treaty Application	June 6, 2037

Granted Licensed Patents

TITLE	COUNTRY	STANDARD EXPIRATION DATES
DIGLYCIDIC ETHER DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	United States, Australia, Canada, China, Colombia, Israel, Japan, the Republic of Korea, the Russian Federation, Mexico, New Zealand, South Africa, Belgium, Denmark, France, Germany, Great Britain, Finland, Hungary, Iceland, Ireland, Italy , Netherlands, Norway, Spain, Sweden and Switzerland	July 2, 2029

BISPHENOL DERIVATIVES AND THEIR USE AS ANDROGEN RECEPTOR ACTIVITY MODULATORS	United States, Japan, Germany, France, Great Britain	January 6, 2031

FLUORINATED BISPHENOL ETHER COMPOUNDS AND METHODS FOR THEIR USE	Germany, Spain, Great Britain, France, Italy	August 17, 2032

AZIRIDINE BISPHENOL ETHERS AND RELATED COMPOUNDS AND METHODS FOR THEIR USE	United States	April 16, 2033

HALOGENATED COMPOUNDS FOR CANCER IMAGING AND TREATMENT AND METHODS FOR THEIR USE	United States	September 9, 2034

SMALL MOLECULE INHIBITORS OF N-TERMINUS ACTIVATION OF THE AR	United States, Australia, Canada, China, France, Germany, Italy, Spain, United Kingdom, Mexico, New Zealand and the Russian Federation	August 24, 2029

ANDROGEN RECEPTOR MODULATORS AND METHODS FOR THEIR USE	United States	May 29, 2035

Regulatory Environment

The production and manufacture of ESSA’s product candidate and its R&D activities are subject to regulation for safety, efficacy, quality and ethics by various governmental authorities around the world. In Canada, these activities are regulated by the Food and Drugs Act and the rules and regulations thereunder, which are enforced by the TPD. In the United States, drugs and biological products are subject to regulation by the FDA. Drug approval laws require registration of manufacturing facilities, carefully controlled research and testing of product candidates, government review and approval of experimental results prior to giving approval to sell drug products. Regulators also require that rigorous and specific standards such as cGMP, GLP and GCP are followed in the manufacture, testing and clinical development respectively of any drug product. See “Risk Factors” in Item 3.D elsewhere in this Annual Report.

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

Preclinical Studies

Preclinical studies are conducted in vitro and in animals to evaluate pharmacokinetics, metabolism and possible toxic effects to provide evidence of the safety of the product candidate prior to its administration to humans in clinical studies and throughout development. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. ESSA has completed GLP preclinical toxicology studies as required for the IND.

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

Phase I Clinical Trials

Phase I clinical trials for cancer therapeutics are typically conducted on a small number of patients to evaluate safety, dose limiting toxicities, tolerability, pharmacokinetics and to determine the dose for Phase II clinical trials in humans.

Phase II Clinical Trials

Phase II clinical trials typically involve a larger patient population than Phase I clinical trials and are conducted to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of a product candidate for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

Phase III Clinical Trials

Phase III clinical trials typically involve testing an experimental drug on a much larger population of patients suffering from the targeted condition or disease – in ESSA’s case, CRPC. These studies involve testing the experimental drug in an expanded patient population at geographically dispersed test sites (multi-center trials) to establish clinical safety and effectiveness. These trials also generate information from which the overall risk-benefit relationship relating to the drug can be determined.

In most cases FDA requires two adequate and well controlled Phase III clinical trials to demonstrate the efficacy of the drug. A single Phase III trial with other confirmatory evidence may be sufficient in rare instances where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

New Drug Application

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA, or the TPD as part of an NDS, requesting approval to market the drug product for one or more indications. The NDS or NDA is then reviewed by the applicable regulatory body for approval to market the drug.

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

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $2,421,000 and the manufacturer or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently exceeding $97,000 per product and $512,000 per establishment. These fees are typically increased annually.

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

The Company has one wholly-owned subsidiary, ESSA Pharmaceuticals Corp., existing under the laws of the State of Texas.

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

The Canadian office space costs C$3,850 per month and is rented on a month to month basis. The United States office space costs $14,045 per month. ESSA believes that its current facilities are adequate to meet its ongoing needs and that, if ESSA requires additional space, it will be able to obtain additional facilities on commercially reasonable terms.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis of the financial condition and results of operations of ESSA should be read in conjunction with the audited financial statements as at and for the fiscal years ended September 30, 2017, 2016, and 2015, together with the notes thereto. The financial information contained in this Annual Report is derived from the financial statements, which were prepared in accordance with IFRS.

Overview

ESSA is a preclinical stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of prostate cancer in patients whose disease is progressing despite treatment with current therapies, including abiraterone and enzalutamide. The Company believes its preclinical Aniten series of compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. Specifically, the Aniten compounds act by disrupting the AR signaling pathway, the primary pathway that drives prostate cancer growth, by preventing AR activation through selective binding to the Tau-5 region of the NTD of the AR. In this respect, ESSA’s Aniten compounds differ greatly from classical anti-androgens, since they interfere either with androgen synthesis, or with the binding of androgens to the LBD, which is located at the opposite end of the receptor. A functional NTD is essential for activation of the AR; blocking the NTD inhibits AR-driven transcription. We believe such transcription inhibition mechanism of the Aniten class of agents is unique, and has the advantage of bypassing identified mechanisms of resistance to the anti-androgens currently used in the treatment of CRPC. In preclinical studies, blocking the NTD has demonstrated the capability to prevent AR-driven gene expression. In addition, in a recently completed Phase I clinical trial of ESSA’s first generation agent EPI-506, PSA declines, a sign of inhibition of AR-driven biology, were observed at the higher dose levels.

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

ESSA has never been profitable and has incurred net losses since inception. ESSA's net losses were $4,499,012, $13,139,788, and $9,676,587 for the years ended September 30, 2017, 2016, and 2015, respectively. ESSA expects to incur losses for the foreseeable future, and it expects these losses to increase as it continues the development of, and seek regulatory approvals for, its product candidate. Because of the numerous risks and uncertainties associated with product development, ESSA is unable to predict the timing or amount of increased expenses or when, or if, it will be able to achieve or maintain profitability.

Results of Operations

The following table sets forth ESSA's consolidated statements of financial position and consolidated statements of loss and comprehensive loss as at and for the fiscal years ended September 30, 2017, 2016, and 2015:

(US$) Income Statement Data	Year Ended September 30, 2017	Year Ended September 30, 2016	Year Ended September 30, 2015
Revenue	—	—	—
Other Income	—	—	647
Total operating expenses	(11,651,870)	(19,642,164)	(10,328,202)
Research and development, net of recoveries	5,726,366	13,060,201	4,975,928
Financing costs	784,583	937,845	93,755
General and administration, net of recoveries	5,140,921	5,644,118	5,258,519
Loss before income taxes	(4,382,621)	(12,988,516)	(9,676,587)
Net loss, net of income tax	(4,499,012)	(13,139,788)	(9,676,587)

(US$) Income Statement Data	Year Ended September 30, 2017	Year Ended September 30, 2016	Year Ended September 30, 2015
Balance Sheet Data
Cash	3,957,185	8,985,095	1,579,288
Other current assets	1,101,578	1,034,114	5,510,940
Deferred financing costs	211,073	—	—
Equipment	99,882	127,730	165,464
Intangible assets	237,326	255,623	284,081
Total assets	5,607,044	10,402,562	7,539,773
Accounts payable and accrued liabilities	1,641,103	3,538,761	2,091,162
Income tax payable	109,521	91,191	—
Long-term debt	7,959,680	—	—
Derivative liability	170,743	7,309,467	993,099
Shareholders’ equity (deficiency)	(4,274,003)	(536,857)	4,455,512
Total liabilities and shareholders’ equity (deficiency)	5,607,044	10,402,562	7,539,773

Results of Operations for the Fiscal Years Ended September 30, 2017 and 2016

There was no revenue in any of the fiscal years as reported. The Company incurred a comprehensive loss of $4,499,012 for the year ended September 30, 2017 compared to a comprehensive loss of $13,477,551 for the year ended September 30, 2016. Variations in ESSA’s expenses and net loss for the periods resulted primarily from the following factors:

Research and Development Expenditures

Expenses increased in all categories of R&D. R&D expense included the following major expenses by nature:

	Year ended September 30, 2017	Year ended September 30, 2016
Clinical	$2,623,636	$2,920,104
Consulting	935,151	1,333,323
Legal patents and license fees	834,295	905,392
Manufacturing	3,571,106	3,601,407
Other	187,228	306,657
Pharmacology	407,373	866,527
Program administration	(38,534)	381,429
Royalties	48,863	46,228
Salaries and benefits	2,213,655	2,194,047
Share-based payments	(3,870)	322,160
Travel	140,262	182,927
CPRIT Grant claimed on eligible expenses	(5,192,799)	—
Total	$5,726,366	$13,060,201

The overall R&D expense for the year ended September 30, 2017 was $5,726,366 compared to $13,060,201 for the year ended September 30, 2016, net of R&D recoveries of $5,192,799 for the year ended September 30, 2017 and $nil for the year ended September 30, 2016. The gross expense for 2017 of $10,919,165 was lower as compared to $13,060,201 in 2016 due to reduced overall activity as the Company concluded Phase I of its clinical trial in September 2017. Pharmacology costs of $407,373 (2016 - $866,527) have decreased compared to the comparative period in 2016 due to the completion of testing and experimentation on the Company’s EPI-series drugs. Manufacturing costs of $3,571,106 (2016 - $3,601,407) and clinical costs of $2,623,636 (2016 - $2,920,104) related to the ongoing Phase I/II clinical trial which commenced in November 2015, including manufacture of batches of EPI-506 for use in the clinical trial, and work performed by the clinical research organization in conducting of the clinical trial. Legal patent and license fees decreased to $834,295 for the year ended September 30, 2017 (2016 - $905,392) as the Company has submitted a number of patent applications for which the Company owns the rights. Consulting costs decreased to $935,151 for the year ended September 30, 2017 (2016 - $1,333,323) relating to professionals engaged in Texas to conduct specific R&D services for the Company in addition to regular payments made to the Company’s Chief Scientific Officer and Chief Technical Officer. Salaries and benefits of $2,213,655 for the year ended September 30, 2017 (2016 - $2,194,047) related to research support staff on payroll during the period.

Share-based payments expense recovery of $3,870 (2016 - $322,160 expense) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments as measured by the Black-Scholes pricing model.

General and Administration Expenditures

General and administrative expenses include the following major expenses by nature:

	Year ended September 30, 2017	Year ended September 30, 2016
Amortization	$46,145	$66,181
Consulting and subcontractor fees	86,931	87,014
Director fees	191,500	204,049
Insurance	395,690	422,066
Investor relations	230,579	317,822
Office, insurance, IT and communications	187,364	288,968
Professional fees	612,865	776,339
Regulatory fees and transfer agent	74,600	131,302
Rent	470,716	620,023
Salaries and benefits	1,863,634	1,634,380
Share-based payments	762,797	897,043
Travel and entertainment	218,100	198,931
Total	$5,140,921	$5,644,118

General and administration expenses decreased to $5,140,921 from $5,644,118 in the year ended September 30, 2016. Significant components of the expense in 2017 included $612,865 (2016 - $776,339) in professional fees for legal and accounting services in conjunction with corporate activities including the Company’s regulatory and tax filings as compared to financing activities in the comparative period; salaries and benefits expense of $1,863,634 (2016 - $1,634,380) related to administrative staff and senior management costs.

Share-Based Payments

Share-based payments expense of $762,797 (2016 - $897,043) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments and allocated to research and development, general and administration and financing expenditures relative to the activity of the underlying optionee.

Results of Operations for the Fiscal Year Ended September 30, 2016 and the Fiscal Year ended September 30, 2015

There was no revenue in any of the fiscal years as reported. The Company incurred a comprehensive loss of $13,477,551 for the year ended September 30, 2016 compared to a comprehensive loss of $11,341,799 for the year ended September 30, 2015. Variations in ESSA’s expenses and net loss for the periods resulted primarily from the following factors:

Research and Development Expenditures

Expenses increased in all categories of R&D. R&D expense included the following major expenses by nature:

	Year ended September 30, 2016	Year ended September 30, 2015
Clinical	$2,920,104	$304,142
Consulting	1,333,323	1,072,039
Legal patents and license fees	905,392	554,712
Manufacturing	3,601,407	3,417,551
Other	306,657	299,470
Pharmacology	866,527	1,420,276
Program administration	381,429	428,096
Royalties	46,228	30,550
Salaries and benefits	2,194,047	1,671,567
Share-based payments	322,160	779,263
Travel	182,927	437,226
SRED tax credits	—	(59,666)
CPRIT Grant claimed on eligible expenses	—	(5,379,298)
Total	$13,060,201	$4,975,928

The overall R&D expense for the year ended September 30, 2016 was $13,060,201 compared to $4,975,928 for the year ended September 30, 2015, net of R&D recoveries of $nil for the year ended September 30, 2016 and $5,438,964 for the year ended September 30, 2015. The gross expense for 2016 of $13,060,201 was higher as compared to $10,414,892 in 2015 due to increased overall activity following several significant financings in early 2016 that corresponded with the Company commencing Phase I of its clinical trial. Pharmacology costs of $866,527 (2015 - $1,420,276) have decreased compared to the comparative period in 2015 due to the completion of testing and experimentation on the Company’s EPI-series drugs. The investment for the comparative period was significant as the Company worked with its research facility partners to complete the documentation and information to supplement its IND application as filed at the end of March 2015. Manufacturing costs of $3,601,407 (2015 - $3,417,551) and clinical costs of $2,920,104 (2015 - $304,142) related to the commencement of the Phase I/II clinical trial in November 2015, including manufacture of batches of EPI-506 for use in the clinical trial, and work performed by the clinical research organization in preparation for and conducting of the clinical trial. Legal patent and license fees increased to $905,392 for the year ended September 30, 2016 (2015 - $554,712) as the Company has submitted a number of patent applications for which the Company owns the rights. Consulting costs increased to $1,333,323 for the year ended September 30, 2016 (2015 - $1,072,039) as the Company has engaged professionals in Texas to conduct specific R&D services for the Company in addition to regular payments made to the Company’s Chief Scientific Officer and Chief Technical Officer. Salaries and benefits of $2,194,047 for the year ended September 30, 2016 (2015 - $1,671,567) related to additional research support staff added to formal payroll during the period.

Share-based payments expense of $322,160 (2015 - $779,263) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments as measured by the Black-Scholes pricing model.

General and Administration Expenditures

General and administrative expenses include the following major expenses by nature:

	Year ended September 30, 2016	Year ended September 30, 2015
Amortization	$66,181	$42,223
Consulting and subcontractor fees	87,014	293,522
Director fees	204,049	128,362
Insurance	422,066	121,986
Investor relations	317,822	219,312
Office, insurance, IT and communications	288,968	274,553
Professional fees	776,339	1,807,112
Regulatory fees and transfer agent	131,302	535,088
Rent	620,023	278,570
Salaries and benefits	1,634,380	815,544
Share-based payments	897,043	637,524
Travel and entertainment	198,931	225,182
CPRIT Grant claimed on eligible expenses	—	(120,459)
Total	$5,644,118	$5,258,519

General and administration expenses increased to $5,644,118 from $5,258,519 in the year ended September 30, 2015. Significant components of the expense in 2016 included $776,339 (2015 - $1,807,112) in professional fees for legal and accounting services in conjunction with corporate activities including the Company’s financing activities, initial listings on the TSX-V and the NASDAQ in fiscal 2015, and salaries and benefits expense of $1,634,380 (2015 - $815,544) related to the addition of administrative staff as well as the resignation of the former CEO and appointment of a new CEO and COO.

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

For the Quarters Ended

	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016

Research and development expense	$1,165,917	$2,920,181	$2,548,761	$(908,493)
General and administration	1,105,295	1,302,314	1,363,493	1,369,819
Comprehensive income (loss)	(1,945,299)	3,592,404	(7,610,579)	1,464,462
Basic and diluted earnings (loss) per share	(0.07)	0.12	(0.26)	0.05
Total assets	5,607,044	8,405,965	13,738,990	15,980,790
Long-term liabilities	6,103,835	7,105,830	15,931,442	13,029,510

	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015

Research and development expense	$3,951,799	$3,362,948	$2,544,517	$3,200,937
General and administration	1,236,873	1,305,780	1,874,597	1,226,868
Comprehensive loss	(4,236,768)	(3,865,757)	(1,335,215)	(4,039,811)
Basic and diluted earnings (loss) per share	(0.15)	(0.13)	(0.04)	(0.18)
Total assets	10,402,562	13,666,625	17,470,959	4,622,698
Long-term liabilities	7,309,467	8,350,043	9,217,777	588,408

Research and Development Expenditures

In the quarter ended December 31, 2015, the Company commenced the Phase I portion of its clinical trial.

In the quarter ended December 31, 2016, the Company recorded a receivable of $5,122,000 for a portion of its third tranche of the CPRIT Grant, which was recognized as recoveries of R&D expenditures, resulting in a net recovery of $908,493 for the period.

General and Administration Expenditures

General and administrative expenses for the three months ended March 31, 2016 have increased over the prior period in relation to the January 2016 Financing and March 2016 Financing, pursuant to which the Company raised gross proceeds of $20,000,000.

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

Long-term debt

The Company has made certain estimates regarding the expected timing of and value of cash flows with respect to long-term debt. The estimates will fluctuate in accordance with changes in interest rates and any prepayments made, should the Company elect to do so.

Derivative financial instruments

Certain warrants are treated as derivative financial liabilities. The estimated fair value, based on the Black-Scholes model, is adjusted on a quarterly basis with gains or losses recognized in the statement of loss and comprehensive loss. The Black-Scholes model is based on significant assumptions such as volatility, dividend yield, expected term and liquidity discounts.

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

JOBS Act

As a company with less than US$1.07 billion in revenue during the last fiscal year, ESSA qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States.

The JOBS Act also permits an emerging growth company such as ESSA to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. ESSA will not take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This election is irrevocable. ESSA will remain an emerging growth company until the earliest of:

•	the last day of the Company’s fiscal year during which it has total annual gross revenues of at least US$1.07 billion;

•	the last day of the Company’s fiscal year following the fifth anniversary of the completion of an initial public offering;

•	the date on which Company has, during the previous three-year period, issued more than US$1.07 billion in non-convertible debt securities; or

•	the date on which the Company is deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of ESSA’s Common Shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter.

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

ESSA is a preclinical stage company and does not currently generate revenue. In January 2016, the Company completed a private placement (the “January 2016 Financing”) of 4,545,452 Units of the Company at a price of $3.30 per Unit for gross proceeds of approximately $15,000,000. Each Unit consisted of one Common Share, one Seven-Year Warrant, and one-half of one Two-Year Warrant. In March 2016, the Company completed a private placement (the “March 2016 Financing”) of 1,666,666 common shares at a price of $3.00 per share for gross proceeds of approximately $5,000,000. On November 18, 2016, the Company completed a debt financing of up to $10,000,000, of which $8,000,000 has been advanced (discussed under “Item 4.A.2. Summary Corporate History”).

Operational activities during the year ended September 30, 2017, were financed mainly by proceeds from the equity financings completed in January 2015, January 2016, March 2016 and the CPRIT Grant. At September 30, 2017, ESSA had available cash reserves of $3,957,185 and $29,475 in accounts receivable related to refundable GST input tax credits, to settle current liabilities of $3,777,212. This compares to cash of $8,985,095 and $15,882 in accounts receivable related to refundable GST input tax credits at September 30, 2016 to settle current liabilities of $3,629,952.

The 2015 Special Warrant Financing was completed in January 2015 for gross proceeds of approximately $12,000,000, the January 2016 Financing was completed for gross proceeds of $15,000,000 and the March 2016 Financing was completed for gross proceeds of $5,000,000, each as previously described above.

As of September 30, 2017, ESSA had cash on hand of $3,957,185, down from $8,985,095 at September 30, 2016. The decrease of $5,027,910 was due primarily to financing cash flows of $12,326,784 including the partial third CPRIT tranche of $5,192,799 and the SVB Term Loan advance of $8,000,000, offset by operating cash flows of $17,354,811. During the year ended September 30, 2016, the Company also purchased furniture and equipment of $9,983 and received $37,659 in proceeds on exercise of stock options and warrants. Management continues to seek sources of additional financing which would assure continuation of the Company’s operations and research programs. However, there is no certainty that such financing will be provided or provided on favourable terms. The Company believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.

Cash Flows from Operating Activities

For the year ended September 30, 2017, cash used in operating activities of $17,354,811 was attributable to a net loss of $4,499,012, net non-cash credits of $10,937,756, and net change of $1,918,043 in ESSA's net operating assets and liabilities. The non-cash credits consisted primarily of a $758,927 charge in share-based payments and finance expense of $784,583 attributable to the accretion of the SVB Term Loan obtained in November 2016, offset by a $7,305,746 gain for the fair value of the derivative liability arising on Seven-Year Warrants, Two-Year Warrants, and broker warrants denominated in Canadian dollars. The change in operating assets and liabilities was primarily attributable to a $1,867,853 net decrease in accounts payable and accrued liabilities due to a decrease in overall activity, including research and development costs associated with ESSA's EPI-506 clinical trial, which concluded in September 2017.

For the year ended September 30, 2016, cash used in operating activities of $15,300,969 was attributable to a net loss of $13,139,788, net non-cash credits of $4,491,016, and net change of $2,329,835 in ESSA's net operating assets and liabilities. The non-cash credits consisted primarily of a $1,246,946 charge in share-based payments, finance expense of $910,101 attributable to the warrant portion of the Units issued in the January 2016 Financing, offset by a $6,574,105 gain for the fair value of the derivative liability arising on Seven-Year Warrants, Two-Year Warrants, and broker warrants denominated in Canadian dollars. The change in operating assets and liabilities was primarily attributable to a $644,089 net decrease in prepaid expenses due to recognition of deposits paid in prior periods to contract service organizations in relation to the ongoing Phase I/II trial, a $91,191 net increase in income tax payable, and a $1,545,577 net increase in accounts payable and accrued liabilities due to an increase in overall activity, including research and development costs associated with ESSA's clinical trial which commenced in November 2015.

Cash Flows from Investing Activities

There were no cash flows from investing activities for the year ended September 30, 2017.

For the year ended September 30, 2016, cash used in investing activities was $9,983 due to acquisition of equipment and furniture associated with the office space in Houston, Texas.

Cash Flows from Financing Activities

For the year ended September 30, 2017, cash provided by financing activities was $12,326,784, consisting primarily of $5,192,799 in proceeds received from the partial third tranche of the CPRIT Grant, $8,000,000 in proceeds received from the SVB Term Loan obtained in November 2016, $2,939 in proceeds received from the exercise of stock options, offset by $211,073 and $436,944 in transaction costs and interest paid, respectively, on the SVB Term Loan.

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

ESSA's future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with future preclinical work and to take advantage of strategic opportunities, such as partnering collaborations or mergers and acquisitions activities. In the future, it may be necessary to raise additional funds. These funds may come from sources such as entering into strategic collaboration arrangements, the issuance of shares from treasury, or alternative sources of financing. However, there can be no assurance that ESSA will successfully raise funds to continue its operational activities. See “Risk Factors” in Item 3.D elsewhere in this Annual Report.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

It is currently expected that ESSA will continue its preclinical studies, anticipating the nomination of a next-generation drug candidate in calendar 2018 with filing of an IND by calendar Q1-2019. See “Programs and Potential Products” in Item 4 of this Annual Report for further details of each stage of development.

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

The Company spent $5,726,366, $13,060,201, and $4,975,928, on R&D, net of recoveries, during the fiscal years ended September 30, 2017, 2016, and 2015, respectively. All of these costs have been recognized as an expense in the Company’s statement of profit and loss in the respective periods.

It is not possible to always estimate the timing of project completion due to the uncertainty of preclinical research and development projects and the results of associated scientific experiments. Analysis of costs between projects are influenced by the length and nature of the study and costs of material used.

In 2015, a total of $13,208,938 was raised through private placements and preclinical work continued.  The IND application was prepared and submitted to the FDA in order to receive approval to commence the Phase I/II clinical study of EPI-506. Clinical sites were identified and agreements were negotiated with sites in order that the trial could commence once FDA approval of the IND was received.  Upon approval of the IND, the Company received the second tranche of funds from CPRIT in the amount of $3,786,667.  Manufacturing of clinical supplies for early clinical trials was performed by Southwest Research Institute in San Antonio, Texas. Current formulation and cGMP production of the final product candidate for clinical trials is being performed by Catalent Pharma Solutions, St. Petersburg, Florida and SAFC, Inc. in Madison, Wisconsin.

In 2016, the Company raised, through private placements, an additional $20,000,000, which supported continuing manufacturing and formulation work as well as the ongoing Phase I clinical trial underway at five sites.   The Company has also commenced preparation for the Phase II clinical study with regard to site identification and manufacture of clinical supplies of drug product.

In 2017, the Company announced its decision to discontinue further clinical development of EPI-506 and to implement a corporate restructuring plan to focus R&D resources on its next-generation Anitens targeting the AR-NTD.

D.	Trend Information

ESSA is a preclinical development stage company and does not currently generate revenue. The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain Licensed IP. As at the date of this Annual Report, no products are in commercial production or use. The Company’s financial success will be dependent upon its ability to continue development of its compounds through preclinical and clinical stages to commercialization.

E.	Off-Balance Sheet Arrangements

ESSA has no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

As of September 30, 2017, and in the normal course of business, ESSA has the following obligations to make future payments, representing contracts and other commitments that are known and committed.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Minimum Annual Royalty per License Agreement with UBC/BC Cancer Agency (in C$)(1)(2)(3)	$1,190,000	$85,000	$170,000	$170,000	$765,000
Collaborative research agreement with BC Cancer Agency (in C$) (3)	77,938	—	—	—	—
SVB Term Loan	9,681,046	2,558,103	7,122,942	—	—
Lease on U.S. office space	390,125	170,485	219,640	—	—
Total (in US$)	$11,057,626	$2,855,353	$7,474,843	$132,260	$595,170

(1)	ESSA has the worldwide, exclusive right to develop products based on the Licensed IP pursuant to the License Agreement.

(2)	As consideration for the License Agreement with UBC and the BC Cancer Agency, there are certain cumulative milestone payments totaling C$2,400,000 for the first compound, to be paid in stages at the start of Phase II and Phase III clinical trials, at application for marketing approval, and with further milestone payments on the second and additional compounds. These milestone payments are not represented in the tabular disclosure above due to the uncertain timing of the triggering events and associated payments.

(3)	ESSA's agreements pertaining to the License Agreement with UBC and the BC Cancer Agency, and the lease on Canadian office space are valued in Canadian dollars. For the purposes of the calculations above, ESSA has converted the values to Canadian dollars based on the closing exchange rate on December 11, 2017, as reported by the Bank of Canada, being C$1.00=US$0.7780.

G.	Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name and Place of Residence	Age	Principal Occupations

Dr. Raymond Andersen British Columbia, Canada	70

Chief Technical Officer and Director (October 11, 2010 – Present), Secretary (January 6, 2009 – Present), ESSA Pharma Inc.;

Professor of Chemistry and Earth, Ocean & Atmospheric Sciences, University of British Columbia (1977 – Present)

Franklin Berger(1)(3) New York, USA	68

Director, ESSA Pharma Inc. (March 2015 – Present);
Director, Five Prime Therapeutics, Inc. (October 2010 – Present);
Director, Immune Design Corp. (March 2014 – Present);
Director, Bellus Health, Inc. (May 2010 – Present);

Director, Seattle Genetics, Inc. (2003 – May 2014)

Richard M. Glickman(1)(2) British Columbia, Canada	59	Chairman of the Board, ESSA Pharma Inc. (October 2010 – Present);
		Co-Founder and Executive Chairman (September 2013 – February 2014), Chief Executive Officer and Chairman of the Board (February 2014 – Present), Aurinia Pharmaceuticals Inc.

David Parkinson California, USA	67	President and Chief Executive Officer (January 2016 – Present), Director (June 2015 – January 2016), ESSA Pharma Inc.;
Venture Advisor, New Enterprise Associates (2012 – Present);
Acting CEO, Zyngenia Inc. (2013 – 2014);
		President and CEO, Nodality (2007 – 2012)

Dr. Frank Perabo Texas, USA	53	Executive Vice-President of Clinical Development and Chief Medical Officer, ESSA Pharma Inc. (September 2014 – Present);
		Executive Director of Medical Science Oncology (July 2011 – September 2014), Senior Director (August 2010 – June 2011) and Director (January 2008 – June 2011), Astellas Pharma Global Development, Inc.

Scott Requadt(2)(3) Massachusetts, USA	49	Director, ESSA Pharma Inc. (January 14, 2016 – Present); Director, VBI Vaccines (formerly SciVac Therapeutics) (May 2016 – Present); Managing Director, Clarus Ventures, LLC (2005 – Present)
Dr. Marianne Sadar British Columbia, Canada	56

Director (January 6, 2009 – Present), Chief Scientific Officer (October 11, 2010 – Present) and President (January 6, 2009 – October 11, 2010),
ESSA Pharma Inc.;

Director, Canada Science and Technology Museum (Nov 1, 2017 – Present);

Distinguished Scientist (2012 – Present), Senior Scientist (1998 – 2012), British Columbia Cancer Agency Professor (2012 – Present), Honorary Associate Professor (2009 – 2012), Pathology and Laboratory Medicine, University of British Columbia;

Provincial Program Leader for Prostate Cancer Research (2000 – 2012),
British Columbia Cancer Agency;

Officer (2007 – 2015), Past President (2014 – 2015), President (2013 – 2014), Vice President (2012 – 2013), Treasurer (2007 – 2011), Society of Basic Urologic Research

Gary Sollis(1)(2)(3) British Columbia, Canada	64	Director, ESSA Pharma Inc. (April 26, 2012 – Present); Partner, Dentons Canada LLP (May 1, 1995 – Present)

Peter Virsik California, USA	46

Executive Vice-President and Chief Operating Officer, ESSA Pharma Inc. (August 2016 – Present);

Senior Vice President (2013 – 2015) and Vice President (2011 – 2013), Corporate Development, XenoPort, Inc.

Vice President (2009 – 2011), Executive Director (2007 – 2009) and Senior Director (2005 – 2007), Business Development, XenoPort, Inc.;

Associate Director (2004 – 2005) and Manager (2000 – 2004), Corporate Development, Gilead Sciences, Inc.

David Wood British Columbia, Canada	60

Chief Financial Officer, ESSA Pharma Inc., (July 2013-Present);
Head of Finance, Secretary & Treasurer, Celator Pharmaceuticals Inc. (April 2003-April 2013);

Cubist Pharmaceuticals Inc. (2000-2003)

Terragen Discovery Inc. (1996-2000)

(1)	Member of the Audit Committee (as defined herein).

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance Committee.

Biographies

Dr. Raymond Andersen, Chief Technical Officer, Secretary and Director

Dr. Raymond Andersen is one of ESSA's co-founders. He has served as the Secretary of the Company since January 2009, and as a director and Chief Technical Officer of the Company since October 2010. He is responsible for participating in the research and development of ESSA’s drug candidates, and with the assessment and review of business and scientific matters. As an independent consultant, he devotes approximately 20% of his time to the affairs of the Company. He is also a Professor at UBC in the departments of Chemistry and Earth & Ocean Sciences. He is internationally known for his research into the identity and structure of novel chemical compounds derived from marine organisms, the molecular routes to their biosynthesis, their role in ocean ecology, and their potential as new drugs. Among them are compounds that have anti-inflammatory and anti-cancer properties and these compounds are being developed as anti-asthma, and anti-tumour drugs. His discoveries represented core technologies of the UBC spinoff companies Aquinox Pharmaceuticals Inc. and Inflazyme Pharmaceuticals. His industrial programs have led to deals with Aventis and Wyeth and the venture capital arms of Johnson & Johnson and Pfizer. Dr. Andersen received his B.Sc. degree from the University of Alberta, a M.Sc. from the University of California, Berkeley, and Ph.D. from the University of California, San Diego. He carried out postdoctoral research at the Massachusetts Institute of Technology. In recognition of his pioneering achievements, Dr. Andersen was inducted into the Royal Society of Canada and recently received the R. U. Lemieux Award from the Canadian Society for Chemistry and the Jacob Biely Research Prize from UBC. Dr. Andersen’s consulting agreement contains non-competition and confidentiality clauses.

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

Dr. Frank Perabo, Executive Vice-President of Clinical Development and Chief Medical Officer

Dr. Frank Perabo has been employed full time as ESSA's Chief Medical Officer since September 2014. He is responsible for developing a clinical advisory board and assisting with the preclinical development of ESSA's product candidate. Dr. Perabo has more than 18 years of experience in preclinical and clinical drug development in Urologic Oncology. Before joining the Company, he served as Executive Director of Medical Science Oncology for 5 years at Astellas Pharma Global Development, Inc. In this position he was instrumental in the development and global approvals of XTANDI (Enzalutamide). From January 2008 to June 2011, he served as a Director and then Senior Director at Astellas Europe, as Global Medical Lead in Urology, Gynecology and Pain working on preclinical to Phase III development, successfully directing Phase-3 programs for OAB and BPH, as well as various other preclinical and clinical compounds in development. From 2001 to 2006, Dr. Perabo worked as independent consultant in business development, and preclinical and clinical research and development. From 2000 to 2001, Dr. Perabo served as Scientific Director at Oncology World, Munich (a specialized CRO in Oncology) establishing clinical development and business strategies. He obtained his training in surgery and urology at the Universities of Munich, Freiburg and Bonn from 1993 to 1999 after graduating from the Medical School at the University of Munich with magna cum laude. He is a board certified urologist, and Associate Professor of Urology at Bonn University (Germany), and a Fellow of the European Board of Urology, next to being a member of several Urologic and Oncologic associations. In his career, he has received many awards and grants including an European Commission FP7 (Marie Curie Fellowship) grant, a grant from the Center for Translational Molecular Medicine, numerous awards for best scientific presentations, and the prestigious Maximilian-Nitze-Award of the German Urological Society for his work on tumor immune escape.

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

Peter Virsik, Executive Vice President and Chief Operating Officer

Peter Virsik joined the Company in August 2016 as Executive Vice President and Chief Operating Officer, bringing over 20 years of experience in corporate development, strategy, new product planning, alliance management, and finance. During his career, Mr. Virsik has completed over 30 licensing, M&A and financial transactions, totaling over $3 billion in value. Most recently, he served as Senior Vice President, Corporate Development for XenoPort (acquired by Arbor Pharmaceuticals), leading licensing, strategy, new product planning and alliance management for the company. During his tenure at XenoPort, Mr. Virsik played an integral role in the licensing and commercialization of Horizant® (gabapentin enacarbil). Prior to XenoPort, Mr. Virsik worked for Gilead Sciences from 2000 through 2005 in Corporate Development, where he was involved in building Gilead’s HIV franchise through the acquisition of Triangle Pharmaceuticals and the licensing of Vitekta® (elvitegravir). Before joining Gilead, Mr. Virsik spent time at J.P. Morgan in the biotechnology equity research group and as a consultant for Ernst and Young. Mr. Virsik began his career in R&D at Genentech. Mr. Virsik received an MBA from the Kellogg Graduate School of Management at Northwestern University, an MS in Microbiology from the University of Michigan, Ann Arbor, and a BA in Molecular and Cellular Biology from the University of California, Berkeley.

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

Each of Dr. David Parkinson, President and CEO, David Wood, CFO, Peter Virsik, Executive VP and Chief Operating Officer (“COO”), Dr. Frank Perabo, Chief Medical Officer (“EVP & CMO”), Dr. Paul Cossum, Former Executive Vice President of Research and Development (“Executive VP of R&D”), and Dr. Marianne Sadar, Chief Scientific Officer (“CSO”), is an NEO of the Company for purposes of this disclosure.

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

Elements of Compensation

Base Salary – The base salary review of any NEO will take into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO. Base salary is not expected to be evaluated against a formal “peer group”. The base salaries for NEOs of ESSA as of the date of this Annual Report are:

NEO	BASE SALARY
Dr. David Parkinson (CEO)	US$438,600/year
David Wood (CFO)	US$230,000/year
Peter Virsik (EVP & COO)	US$365,000/year
Dr. Frank Perabo (EVP & CMO)	US$447,372/year
Dr. Marianne Sadar (CSO)	C$180,000/year

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

The bonuses available to the NEOs as of the date of this Annual Report are:

NEO	BONUS PAYABLE
Dr. David Parkinson (CEO)	Up to 50% of Base Salary
David Wood (CFO)	Up to 30% of Base Salary
Peter Virsik (EVP & COO)	Up to 40% of Base Salary
Dr. Marianne Sadar (CSO)	C$10,000 per provisional patent application filed, C$10,000 per publication completed

Up to the date of this Annual Report, the Company has generally relied on a flexible and informal approach to executive compensation for certain NEOs. Accordingly, the bonuses noted above of up to a certain percentage of base salary available to Mr. Wood, Mr. Virsik, and Dr. Perabo were selected based on the Board’s collective agreement regarding an appropriate bonus range and on discussions with Mr. Wood and Dr. Perabo about their expectations as CFO and EVP & CMO of the Company, respectively.

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

NEO	OPTIONS
Dr. David Parkinson (CEO)	50,000 Options (C$14.90 exercise price per Common Share, expiring June 23, 2025, 600,000 Options (C$6.25 exercise price per Common Share, expiring January 12, 2021)
David Wood (CFO)	75,000 Options (C$0.80 exercise price per Common Share, expiring October 1, 2018) and 200,000 Options (C$2.00 exercise price per Common Share, expiring July 30, 2019)
Peter Virsik (EVP & COO)	290,000 Options (C$3.49 exercise price per Common Share, expiring August 9, 2021)
Dr. Frank Perabo (EVP & CMO)	450,000 Options (C$2.00 exercise price per Common Share, expiring September 8, 2019)
Estate of Dr. Paul Cossum (Former EVP of R&D)	340,000 Options (C$2.00 exercise price per Common Share, expiring April 14, 2019)
Dr. Marianne Sadar (CSO)	300,000 Options (C$0.80 exercise price per Common Share, expiring January 31, 2018)

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

General Equity-Compensation Arrangements

On September 4, 2014, ESSA adopted a stock option plan, which was later amended and restated on May 21, 2015, March 10, 2016, March 8, 2017 and on November 27, 2017 (the “Plan”), in connection with ESSA’s listing on the TSX-V. The stock option plan is administered by the Chief Financial Officer of ESSA on the instructions of the Board or such director or other senior officer or employee of ESSA as may be designated by the Board from time to time.

The Plan was adopted as the successor to ESSA’s previously amended and restated stock option plan as of March 8, 2017 (the “Prior Plan”). Pursuant to the plan, all outstanding option awards granted prior to February 28, 2017 will be governed by the terms and conditions of the Prior Plan. With any award granted on or after February 28, 2017 being governed by the terms and conditions of the Plan.

The Board may grant Options to any director, officer, employee, consultants or affiliates. Option grants are contingent upon the determination by the Board that such grants and the exercise of such Options will not violate the securities laws of the jurisdiction in which the Optionee resides. Grants of Options to “Insiders” (as defined in the policy manual of the TSX-V) are subject to the policies of the TSX-V so long as the Common Shares are listed on the TSX-V.

A person can receive grants of no more than 5% of ESSA’s issued and outstanding share capital in any 12 month period, with the exception of a consultant who may not receive grants of more than 2% of ESSA’s issued and outstanding share capital in any 12 month period; and, no more than an aggregate of 2% of ESSA’s issued and outstanding Common Shares may be reserved for issue to persons engaged in investor relations activities at any one time.

The Options granted under the Plan must not have an exercise price that is less than the “Market Price” meaning an amount which is not less than the closing market price for the ESSA’s Common Shares on the trading day prior to the date of the grant. Further, an Option shall not establish a minimum exercise price until it has been awarded to a particular person. Any reduction in the exercise price of Options granted to Insiders, provided that the Optionee is an Insider at the time of the proposed reduction, requires Disinterested Shareholder Approval (as defined in the policy manual of the TSX-V).

The Options granted under the Plan are prohibited from having an exercise period in excess of ten years following their award date. No Option may be granted under the Plan following August 28, 2027 unless ESSA’s shareholders have approved an extension of the Plan. No Options granted on or after February 28, 2017 shall be exercisable until prior approval of the Plan has been obtained and disinterested shareholder approval has been obtained for the grants of such Options. The maximum number of Common Shares that will be available to Directors, Officers, Employees, Consultants and Affiliates may be reserve red and made available for issuance, under the Plan, is 5,000,000 Common Shares of which no more than 4,500,000 will be available for employees to acquire pursuant to an incentive stock option plan (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States. The Common Shares may be subject to a four month resale restriction imposed by the TSX-V on certain shares.

Options will be granted by the Board and the Board may determine and impose terms upon which the Option shall vest provided that if the Common Shared are listed on the TSX-V, Options granted to persons employed to conduct investor relations activities must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period.

The Options are non-assignable and non-transferable except in limited circumstances, including but not limited to the case of death or disability of an Optionee. If an Option expires, cancels or otherwise terminates without having been exercised in full, the number of Common Shares in respect of which the Option was not exercised will again be available for the purposes of the Plan.

The Plan provides for adjustments to the Options in various circumstances, including adjustments to the number of Common Shares available under the Plan, the number of Common Shares subject to any Option and the exercise price therefore in the event of a declaration of a stock dividend, or a consolidation, subdivision or reclassification of the Common Shares, and adjustments in the Common Shares receivable on the exercise of an Option in the event of an amalgamation, merger or entry into a plan of arrangement by ESSA. Further, upon a “Change of Control” (as defined in the Plan), all Options become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.

ESSA’s administration of the Plan is consistent with the policies and rules of the TSX-V and the NASDAQ and will comply with such other stock exchanges on which the Common Shares may be listed in the future. Subject to the acceptance of the TSX-V and any other applicable regulatory authorities, the Board can terminate, suspend or amend the terms of the Plan, however, the Board may not do so without first obtaining, within 12 months either before or after the Boards adoption of a resolution authorizing such action, approval by the affirmative votes of the holders of a majority of the voting securities of ESSA. Further, certain amendments to the Options require Disinterested Shareholder Approval, including, but are not limited to: the maximum number of Common Shares that may be reserved under the Plan; a grant to Insiders (within a 12 month period) of Options exceeding 10% of the issued and outstanding Common Shares; an issue to any Optionee (within a 12 month period) of Common Shares exceeding 5% of ESSA’s Common Shares; and an extension of the duration of the Plan.

Certain other amendments including amendments that are administrative in nature, any amendment necessary to comply with applicable law or any amendment required to clarify an existing provision of the Plan (provided that such changes do not affect the scope, nature, or intent of the Plan) may be made by the Board without consent or approval from any participant or shareholder of ESSA.

NEO Compensation

As of September 30, 2017, ESSA had five NEOs: Dr. David Parkinson, President and CEO, David Wood, CFO, Peter Virsik, EVP & COO, Dr. Frank Perabo, EVP & CMO, and Dr. Marianne Sadar, CSO.

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

Specific termination and change-of-control provisions of each NEO include:

For Dr. David Parkinson:

•	A payment of six months of base salary upon termination without cause and a payment of one year of base salary upon termination without cause after 12 months of employment. This amount increases to 18 months if the termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. Had Dr. Parkinson’s employment been terminated without cause on September 30, 2017, he would have received $219,300. Had Dr. Parkinson’s employment been terminated without cause after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination, he would have received $657,900.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Dr. Parkinson held 650,000 options as of the date of this Annual Report.

For David Wood:

•	A payment to the employee of up to one year of base salary for termination without cause, whether or not the termination was caused by a change of control event. Had Mr. Wood been terminated without cause on September 30, 2017, whether or not the termination was caused by a change of control event, he would have received up to $230,000.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Mr. Wood held 275,000 options as of the date of this Annual Report.

For Dr. Frank Perabo:

•	A payment to the employee of up to one year of base salary for termination without cause, whether or not the termination was caused by a change of control event. Had Dr. Perabo been terminated without cause on September 30, 2017, he would have received $447,372. If there is a change of control, and continuing employment is not offered, Dr. Perabo will receive one year of base salary.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Dr. Perabo held 450,000 options as of the date of this Annual Report.

For Mr. Peter Virsik:

•	A payment of six months of base salary upon termination without cause and a payment of one year of base salary upon termination without cause after 12 months of employment. This amount increases to 18 months if the termination without cause occurs within 18 months after a change of control event. Had Mr. Virsik’s employment been terminated without cause on September 30, 2017, he would have received $182,500. Had Mr. Virsik’s employment been terminated without cause within 18 months after a change of control event, he would have received $547,500.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Mr. Virsik held 290,000 options as of the date of this Annual Report.

For Dr. Marianne Sadar:

•	None

Summary Compensation Table

ESSA's key management personnel include Dr. David Parkinson, CEO, David Wood, CFO, Peter Virsik, EVP & COO, Dr. Frank Perabo, EVP & CMO, Dr. Paul Cossum, former EVP of R&D, Dr. Marianne Sadar, CSO and Director, and Dr. Raymond Andersen, CTO and Director. Compensation paid to key management personnel are as follows:

	YEAR ENDED	YEAR ENDED	YEAR ENDED
($)	SEPTEMBER 30, 2017	SEPTEMBER 30, 2016	SEPTEMBER 30, 2015

Salaries and consulting fees	1,988,326	2,454,401	1,710,995

Share-based payments	756,154	975,927	825,768

Total compensation	2,744,480	3,430,328	2,536,763

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

Incentive Plan Awards Outstanding

As at September 30, 2017, the end of the Company’s last fiscal year, non-NEO directors held 545,000 Options in the Company, granted in prior years, resulting in $14,068 vested or earned in the year ended September 30, 2017.

Options to Purchase Securities

As at the date of this Annual Report, 3,546,219 outstanding options to acquire Common Shares (the “Options”) are held by directors, consultants, employees and executive officers of the Company. Of these Options, 962,000 are exercisable at a price of C$0.80 per Common Share, 1,579,219 are exercisable at a price of C$2.00 per Common Share, 290,000 are exercisable at a price of C$3.49 per Common Share, 10,000 are exercisable at a price of C$5.15 per Common Share, 50,000 are exercisable at a price of C$5.35 per Common Share, 600,000 are exercisable at C$6.25 per Common Share, and 55,000 are exercisable at a price of C$14.90 per Common Share. The table below summarizes the 3,546,219 Options outstanding as at the date of this Annual Report.

Class of Optionee (Number)	Number of Common Share Options Held		Exercise Price (C$)	Expiry Date
Dr. Marianne Sadar	300,000	(1)	$0.80/Common Share	January 31, 2018
Chief Scientific Officer

Dr. Raymond Andersen	300,000	(1)	$0.80/Common Share	January 31, 2018
Chief Technical Officer

Kim Hewitt	5,000	(2)	$0.80/Common Share	May 20, 2019
Consultant

Bloom Burton & Co. Inc.	529,219	(4)	$2.00/Common Share	The later of October 24, 2019 or 48 months from the date the Company becomes a reporting issuer on a recognized stock exchange.

Estate of Dr. Paul Cossum Former EVP of Research & Development	340,000	(5)	$2.00/Common Share	April 14, 2019

Dr. Stephen Plymate Consultant	50,000	(6)	$0.80/Common Share	July 1, 2018

Gary Sollis Director	120,000	(7)	$0.80/Common Share	May 20, 2019

Kally Singh Consultant	25,000	(2)	$0.80/Common Share	May 20, 2019

David Wood	75,000	(3)	$0.80/Common Share	October 1, 2018
Chief Financial Officer	200,000	(8)	$2.00/Common Share	July 30, 2019

Richard Glickman Chairman	75,000	(9)	$0.80/Common Share	May 20, 2019

Daisy Wong Consultant	12,000	(2)	$0.80/Common Share	May 20, 2019

Dr. Frank Perabo EVP & Chief Medical Officer	450,000	(10)	$2.00/Common Share	September 8, 2019

Sequoia Partners Inc.	50,000	(11)	$2.00/Common Share	December 18, 2019

Leah DiMascio	10,000	(12)	$2.00/Common Share	December 2, 2019

Erin Rudsinski	10,000	(13)	$5.15/Common Share	March 3, 2020

Franklin Berger	50,000	(14)	$5.35/Common Share	March 5, 2025

Erica Osbourne	5,000	(15)	$14.90/Common Share	June 23, 2020

David Parkinson	50,000	(16)	$14.90/Common Share	June 23, 2025
Chief Executive Officer	600,000	(17)	$6.25/Common Share	January 12, 2021

Peter Virsik EVP & Chief Operating Officer	290,000	(18)	$3.49/Common Share	August 9, 2021

(1)	These Options vest in equal monthly installments of 12,500 Options per month with the first installment of Options vesting on February 28, 2013.

(2)	These Options vest according to the following schedule: 20% on May 21, 2014; 20% in four equal monthly installments on the anniversary date of the grant.

(3)	These Options vest according to the following schedule: 20% on May 21, 2014; 20% in four equal monthly installments on the anniversary date of the grant.

(4)	100% of these Options vest 12 months from the date the Company becomes a reporting issuer on a recognized stock exchange.

(5)	These Options vest according to the following schedule: 10,000 options vest each month for the first 24 months of employment starting April 15, 2014. The remaining Options vest upon the following events: (1) 100,000 Options upon filing a successful IND; and (2) all unvested Options vest upon completion of a sale of the Company. Vested Options will automatically expire one year after the optionee elects to terminate employment with the Company for any reason.

(6)	These Options vest according to the following schedule: (1) 20% on July 1, 2013; (2) 20% in four equal monthly installments on the anniversary date of the grant.

(7)	These Options vested in equal quarterly installments of 10,000 Options per quarter with the first installment of Options vesting on April 1, 2013.

(8)	These Options vest according to the following schedule: (1) 20% on July 30, 2014; (2) 20% in four equal monthly installments on the anniversary date of the grant.

(9)	These Options vest according to the following schedule: (1) 25% on May 21, 2014; (2) 25% in three equal monthly installments on the anniversary date of the grant.

(10)	These Options were granted pursuant to the terms of the Stock Option Plan and vest in equal monthly installments of 10,000 Options per month for 36 months with the first installment of Options vesting on September 8, 2014. The remaining Options vested upon the following events: (1) 40,000 Options upon dosing the first patient in a Phase I/II clinical trial; (2) 50,000 Options upon completing enrollment for such study prior to September 30, 2017; and (3) all unvested Options vest upon completion of a sale of the Company. Vested Options will automatically expire one year after the optionee elects to terminate employment with the Company.

(11)	These Options vest according to the following schedule: 10,000 Options on December 19, 2014; 10,000 Options three months after December 19, 2014; and 10,000 Options every three months thereafter.

(12)	These Options vest according to the following schedule: 20% on December 19, 2014; and 20% in four equal annual installments beginning on December 3, 2015.

(13)	The Options vest according to the following schedule: 20% on March 2, 2015; and 20% in four equal annual installments beginning March 2, 2016.

(14)	The Options vest according to the following schedule: 20,000 on March 5, 2015; 15,000 on March 5, 2016; and 15,000 on March 5, 2017.

(15)	These Options vest according to the following schedule: 20% on June 23, 2015; and 20% in four equal installments beginning June 23, 2016.

(16)	The Options vest according to the following schedule: 20,000 on June 23, 2015; 15,000 on June 23, 2016; and 15,000 on June 23, 2017.

(17)	These Options vest according to the following schedule: 150,000 on January 12, 2017; and 12,500 every month thereafter.

(18)	These Options vest according to the following schedule: 72,500 on August 9, 2017; and 6,042 every month thereafter.

C.	Board Practices

Item 6.A., “Directors, Senior Management and Employees – Directors and Senior Management” above sets out each directors’ and officers’ date of expiration of their current term of office, as applicable, and the period during which such person has served in that office.

For specific termination and change-of-control provisions for the Company’s five NEO’s, Dr. David Parkinson, David Wood, Peter Virsik, Dr. Frank Perabo, and Dr. Marianne Sadar, see Item 6.B “Compensation.”

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

Financial Year Ending	Audit Fees		Audit- Related Fees		Tax Fees		All Other Fees
September 30, 2017	C$	55,080	$	nil	$	nil	$	nil
September 30, 2016	C$	56,610	$	nil	$	nil	$	nil
September 30, 2015	C$	45,000	$	nil	$	nil	$	nil
September 30, 2014	C$	32,000	$	nil	$	nil	$	nil
September 30, 2013	C$	15,000	$	nil	$	nil	$	nil
December 31, 2012	C$	15,000	$	nil	$	nil	$	nil

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

Of the directors, Franklin Berger, Richard Glickman, and Gary Sollis are considered independent under Rule 5605(a)(2) of the NASDAQ listing standards. Four directors: (i) Dr. David Parkinson, President and Chief Executive Officer of the Company; (ii) Dr. Marianne Sadar, Chief Scientific Officer of the Company; (iii) Dr. Raymond Andersen, Secretary and Chief Technical Officer of the Company; and (iv) Scott Requadt, Managing Director of Clarus (a major shareholder) are considered not independent. The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board. The Board believes that management is effectively supervised by the three independent directors, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management not represented on the Board.

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

D. Employees

As of the date of this Annual Report, ESSA has a total of 15 employees and consultants on a full-time or part-time basis. ESSA has in the past, and may in the future, retain additional expert consultants on an ad-hoc basis if required in connection with the Company’s development program. None of ESSA’s employees are represented by a union. The following table sets forth the total number of ESSA’s employees at September 30, 2017, 2016, and 2015, respectively, and a breakdown of persons employed by category of activity and geographic location for the corresponding periods.

	September 30, 2017	September 30, 2016	September 30, 2015
Employees and consultants by category of activity:
Management	6	7	6
Administration	6	8	7
Research	3	10	10
Total Number of Employees and Consultants	15	25	23
Employees and consultants by geographic location:
Canada	8	8	9
United States	7	17	14
Total Number of Employees and Consultants	15	25	23

E.	Share Ownership

As at the date of this Annual Report, as a group, the Company’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over 6,914,328 Common Shares being 23.76% of the 29,101,889 Common Shares issued and outstanding.

The following table states the number of Common Shares beneficially owned by each person, directly or indirectly, or over which each person exercised control or direction as at December 11, 2017. The persons listed below are deemed to be the beneficial owners of Common Shares underlying stock options that are exercisable within 60 days from the above date.

Name of Beneficial Owner	Common Shares(1)	Percent of Common Shares(2)
Dr. David Parkinson	349,976	1.09%
Richard M. Glickman	850,000	2.65%
Dr. Marianne Sadar	3,189,296	9.93%
Dr. Raymond Andersen	3,186,296	9.92%
Gary Sollis	120,000	0.37%
David Wood	275,100	0.86%
Dr. Frank Perabo	450,000	1.40%
Dr. Paul Cossum	340,000	1.06%
Franklin Berger	413,636	1.29%
Peter Virsik	108,752	0.34%

(1)	These numbers include Common Shares underlying stock options that are exercisable within 60 days from December 11, 2017.

(2)	Based on an aggregate total of 32,124,004 Common Shares, being the 29,101,889 Common Shares issued and outstanding as at December 11, 2017 plus the 3,022,115 Common Shares underlying stock options that are exercisable within 60 days from December 11, 2017.

Item 6.B., “Directors, Senior Management and Employees – Compensation” above sets out information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table shows the name and information about ESSA’s voting securities owned by each person or company which, as at December 11, 2017, owned of record, or which, to ESSA’s knowledge, owned beneficially, directly or indirectly, more than 5% of any class or series of the Company’s voting securities:

Name	Number and Type of Securities	Type of Ownership	Percentage of Class(1)	Percentage of Class on a Diluted Basis(2)
Dr. Marianne Sadar	2,889,296 Common Shares	Beneficial	9.93%	7.29%
Dr. Raymond Andersen	2,886,296 Common Shares	Beneficial	9.92%	7.28%
Eventide Asset Management, LLC	2,719,410 Common Shares	Beneficial	9.34%	6.86%
Clarus Ventures LLC	2,121,212 Common Shares	Beneficial	7.29%	5.35%
Omega Fund Management LLC	1,696,969 Common Shares	Beneficial	5.83%	4.28%

(1)	Based on 29,101,889 outstanding Common Shares as of December 11, 2017.

(2)	Based on an aggregate total of 39,640,818 outstanding Common Shares on a fully diluted basis as of December 11, 2017, being the 29,101,889 Common Shares issued and outstanding as at December 11, 2017, and assuming the exercise of all outstanding 3,546,219 Options, 25,000 Bloom Burton Warrants, 4,545,452 7-Year Warrants, 2,272,726 2-Year Warrants, and 149,532 SVB Warrants, each on a one to one basis.

No major shareholders have different voting rights.

The information in the table above was supplied by Computershare Trust Company of Canada, the Company’s registrar and transfer agent, and by the individuals themselves.

As of December 11, 2017, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

Location:	Number of registered shareholders of record	Number of Common Shares	Percentage of total Common Shares
Canada	31	17,321,952	59.52%
United States	5	11,671,484	40.11%
Other	2	108,453	0.37%
Total	100%	100%	100%

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

Employment Agreements

ESSA has entered into employment agreements with Dr. David Parkinson, President and Chief Executive Officer, David Wood, Chief Financial Officer, and Peter Virsik, Executive Vice President and Chief Operating Officer. Terms of employment for Dr. Frank Perabo, Executive Vice President of Clinical Development and Chief Medical Officer, and Dr. Paul Cossum, Executive Vice President of Research and Development are as stated in letter agreements. For more information regarding certain of these agreements, see “Compensation” in Item 6.B of this Annual Report.

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

Equity Awards

Since ESSA's inception, it has granted equity awards to certain of its directors and officers. ESSA describes its equity plans under “Executive Compensation” in Item 6 of this Annual Report.

Included in accounts payable and accrued liabilities at September 30, 2017 is $219,031 (compared to $276,399 on September 30, 2016) due to related parties with respect to the transactions described under “Executive Compensation” in Item 6 of this Annual Report and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

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

A.	Consolidated Statements and Other Financial Information

The Company’s audited consolidated financial statements as at and for the years ended September 30, 2017, 2016, and 2015, as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The audit report of Davidson & Company LLP is included herein immediately preceding the consolidated financial statements and schedules.

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

Other than the 2016 Loan and Security Agreement executed in November 2016, there have been no significant changes in the Company’s financial condition since the most recent consolidated financial statements for the fiscal year ended September 30, 2017. See “Summary Corporate History and Intercorporate Relationships” in Item 4 of this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

As at the date of this Annual Report, the Company had 29,101,889 Common Shares outstanding. On January 27, 2015, the Common Shares began trading on the TSX-V under the symbol “EPI”. On July 28, 2015, ESSA delisted from the TSX-V and began trading its Common Shares on the TSX under the same symbol, “EPI”. On July 9, 2015, the Common Shares began trading on the NASDAQ under the symbol “EPIX”. On November 27, 2017, ESSA delisted from the TSX and began trading its Common Shares on the TSX-V under the same symbol, “EPI”.

Using information from published sources, the following information shows the high and low trading values of ESSA’s Common Shares for the periods indicated:

NASDAQ (“EPIX”)

For the month ended	High ($)	Low ($)
November 30, 2017	0.32	0.25
October 31, 2017	0.35	0.26
September 30, 2017	0.49	0.28
August 31, 2017	0.37	0.28
July 31, 2017	0.54	0.25
June 30, 2017	2.10	0.55

For the quarter ended	High ($)	Low ($)
September 30, 2017	0.54	0.25
June 30, 2017	3.00	0.55
March 31, 2017	3.31	1.83
December 31, 2016	2.75	1.80
September 30, 2016	2.95	2.26
June 30, 2016	3.39	2.86
March 31, 2016	4.75	2.34
December 31, 2015	7.00	4.00

For the year ended	High ($)	Low ($)
September 30, 2017	3.31	2.25
September 30, 2016	7.00	2.26
For the period from July 9 to September 30, 2015	9.45	4.90

TSX (“EPI”)

For the month ended	High ($)	Low ($)
For the period from November 1 to November 24, 2017	0.39	0.32
October 31, 2017	0.37	0.32
September 30, 2017	0.60	0.34
August 31, 2017	0.47	0.36
July 31, 2017	0.73	0.32
June 30, 2017	2.83	0.70

For the quarter ended	High ($)	Low ($)
September 30, 2017	0.73	0.32
June 30, 2017	4.05	0.70
March 31, 2017	4.45	2.40
December 31, 2016	3.55	2.34
September 30, 2016	3.80	3.05
June 30, 2016	4.41	3.65
March 31, 2016	6.90	3.21
December 31, 2015	9.03	5.57

For the year ended	High ($)	Low ($)
September 30, 2017	4.45	0.32
September 30, 2016	9.03	3.05
For the period from July 28 to September 30, 2015	9.50	6.60

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s Common Shares are listed on the NASDAQ under the symbol “EPIX”. The Company’s Common Shares commenced trading on the TSX under the symbol “EPI” on July 28, 2015, while the Company’s Common Shares were concurrently delisted from the TSX-V. On November 27, 2017, the Company downlisted from the TSX and began trading its Common Shares on the TSX-V. The Company’s Common Shares trade in U.S. dollars on the NASDAQ and in Canadian dollars on the TSX. On December 11, 2017, the closing price of the Company’s Common Shares on the TSX-V and the NASDAQ was C$0.27 and $0.22, respectively.

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

Except for contracts entered into in the ordinary course of business, the only contracts entered into by ESSA within two years immediately preceding this Annual Report that are still in effect, which may be regarded as material, are as follows:

1.	Cancer Research Grant Contract between CPRIT and the Company dated July 9, 2014.

2.	License Agreement between the BC Cancer Agency, UBC and the Company dated December 22, 2010, as amended on February 10, 2011 and May 27, 2014.

3.	Sublease for 2130 West Holcombe Boulevard, Houston, Texas, United States dated April 7, 2015.

4.	Employment Agreement for David Wood.

5.	Employment Agreement for David Parkinson.

6.	Employment Agreement for Peter Virsik.

7.	Loan and Security Agreement between the Company and Silicon Valley Bank dated November 18, 2016.

D.	Exchange Controls

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

U.S. Federal Income Tax Considerations

The following is a summary of the anticipated U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the ownership and disposition of Common Shares. This summary addresses only holders who acquire and hold Common Shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder (as defined below) as a result of the ownership and disposition of Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds the Common Shares, persons that will own, or will have owned, directly, indirectly or constructively 10% or more (by vote or value) of ESSA’s stock, persons that hold the common shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar).

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

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

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

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Common Shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the ownership and disposition of Common Shares.

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

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Company believes that it was not classified as a PFIC for the taxable year ending September 30, 2017, and the Company believes it will not be classified as a PFIC for the current taxable year and in future taxable years. However, the Company’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If the Company is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned rateably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of the Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Common Shares).

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

The consolidated financial statements as of September 30, 2017, 2015 and 2014, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended September 30, 2017, 2015, and 2014, and a summary of significant accounting policies and other explanatory information included in this Annual Report have been audited by Davidson & Company LLP, 1200-609 Granville Street, Vancouver, B.C., Canada V7Y 1G6, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their consent and authority as experts in accounting and auditing.

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

The Company is exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. Refer to Item 18, ‘‘Financial Statements—Note 16 Financial Instruments and Risk’’ of the Company’s audited consolidated financial statements for the year ended September 30, 2017, for a qualitative and quantitative discussion of the Company’s exposure to these market risks.

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

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of September 30, 2017. Based on the evaluation, the Company’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(f) and 15d-15(f) promulgated under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act) – are effective as at September 30, 2017.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (“Section 404”), requires that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually. As of September 30, 2017, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management has assessed the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined the Company’s internal control over financial reporting was effective as of September 30, 2017. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of internal controls over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

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

D.	Changes in Internal Control over Financial Reporting

There were no significant changes to the Company’s internal control over financial reporting in the year ended September 30, 2017.

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

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 “Financial Statements” located elsewhere in this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

The following attached financial statements are attached hereto, incorporated herein and found immediately following the text of this Annual Report:

1.	The Company’s audited consolidated financial statements as at and for the years ended September 30, 2017, 2016, and 2015, together with the notes thereto and the auditor’s report thereon.

ITEM 19.       EXHIBITS

1.	Articles of Incorporation*

4	Material Contracts

	4.1	Cancer Research Contract between CPRIT and the Company, dated July 9, 2014*

	4.2	License Agreement between the BC Cancer Agency, UBC and the Company, dated December 22, 2010, as amended on February 10, 2011 and May 27, 2014†*

	4.3	Sublease for 2130 West Holcombe Boulevard, Houston, Texas, United States dated April 7, 2015**

	4.4	Employment Agreement for David Wood***

	4.5	Employment Agreement for David Parkinson****

	4.6	Employment Agreement for Peter Virsik****

	4.7	Loan and Security Agreement between the Company and Silicon Valley Bank dated November 18, 2016*****

8.1	List of Subsidiaries*

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002.

†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

*	Previously filed (No. 377-00939) with the SEC on Form 20-F of the Company on February 24, 2015.
**	Previously filed (No. 001-37410) with the SEC on Form 20-F of the Company on December 11, 2015.
***	Previously filed (No. 377-00939) with the SEC on Form 20-F of the Company on April 7, 2015.
****	Previously filed (No. 001-37410) with the SEC on Form 20-F of the Company on December 14, 2016.
*****	Previously filed (No. 001-37410) with the SEC on Form 6-K of the Company on November 21, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ESSA PHARMA INC.

DATED: December 11, 2017

	By:	/s/ David Wood
David Wood
Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

The Company’s audited consolidated financial statements as at and for the years ended September 30, 2017, 2016, and 2015, together with the notes thereto and the auditor’s report thereon.	F-2

F-1

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

ESSA Pharma Inc.

We have audited the accompanying consolidated financial statements of ESSA Pharma Inc., which comprise the consolidated statements of financial position as of September 30, 2017 and 2016, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended September 30, 2017, 2016, and 2015 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of ESSA Pharma Inc. as at September 30, 2017 and 2016 and its financial performance and its cash flows for the years ended September 30, 2017, 2016, and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

December 11, 2017

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)
AS AT SEPTEMBER 30

	2017	2016

ASSETS

Current
Cash	$3,957,185	$8,985,095
Receivables	29,475	15,882
Prepaids (Note 4)	1,072,103	1,018,232

	5,058,763	10,019,209

Equipment (Note 5)	99,882	127,730
Intangible assets (Note 6)	237,326	255,623
Deferred financing costs (Note 9)	211,073	-

Total assets	$5,607,044	$10,402,562

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$1,641,103	$3,538,761
Current portion of long-term debt (Note 7)	2,026,588	-
Income tax payable	333,887	91,191

	4,001,578	3,629,952

Long-term debt (Note 7)	5,933,092	-
Derivative liabilities (Note 8)	170,743	7,309,467

Total liabilities	10,105,413	10,939,419

Shareholders' equity (deficiency)
Share capital (Note 9)	25,980,117	25,974,742
Reserves (Note 10)	4,562,005	3,805,514
Accumulated other comprehensive loss	(2,076,479)	(2,076,479)
Deficit	(32,964,012)	(28,240,634)

	(4,498,369)	(536,857)

Total liabilities and shareholders’ equity (deficiency)	$5,607,044	$10,402,562

Nature and continuance of operations (Note 1)

Commitments (Note 17)

Subsequent events (Note 19)

On behalf of the Board on December 13, 2017

“David R. Parkinson”	Director	“Franklin Berger”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30

	2017	2016	2015

OPERATING EXPENSES
Research and development, net of recoveries (Note 18)	$5,726,366	$13,060,201	$4,975,928
Financing costs	784,583	937,845	93,755
General and administration, net of recoveries (Note 18)	5,140,921	5,644,118	5,258,519

Total operating expenses	(11,651,870)	(19,642,164)	(10,328,202)

Foreign exchange	(36,497)	79,543	1,559,213
Gain (loss) on derivative liability (Note 8)	7,305,746	6,574,105	(907,598)

Net loss for the year before taxes	(4,382,621)	(12,988,516)	(9,676,587)

Income tax expense (Note 13)	(340,757)	(151,272)	-

Net loss for the year	(4,723,378)	(13,139,788)	(9,676,587)

OTHER COMPREHENSIVE LOSS
Cumulative translation adjustment	-	(337,763)	(1,665,212)

Comprehensive loss for the year	$(4,723,378)	$(13,477,551)	$(11,341,799)

Basic and diluted loss per common share	$(0.16)	$(0.49)	$(0.53)

Weighted average number of common shares outstanding	29,098,725	26,903,834	18,353,018

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30

	2017	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(4,723,378)	$(13,139,788)	$(9,676,587)
Items not affecting cash:
Amortization	46,145	66,181	42,222
(Gain) loss on derivative liability	(7,305,746)	(6,574,105)	907,598
Financing costs	784,583	910,101	-
Product development and relocation grant	(5,192,799)	-	(5,427,020)
Unrealized foreign exchange	(28,866)	(140,139)	(789,689)
Share-based payments (Note 10)	758,927	1,246,946	1,510,542

Changes in non-cash working capital items:
Receivables	(14,649)	48,978	(9,596)
Prepaid expenses	(53,871)	644,089	(1,634,382)
Accounts payable and accrued liabilities	(1,867,853)	1,545,577	1,736,930
Income tax payable	242,696	91,191	-

Net cash used in operating activities	(17,354,811)	(15,300,969)	(13,339,982)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	-	(9,983)	(174,054)

Net cash used in investing activities	-	(9,983)	(174,054)

CASH FLOWS FROM FINANCING ACTIVITIES
Advance on product development and relocation grant	5,192,799	3,786,667	-
Proceeds on private placement	-	19,999,992	13,208,938
Proceeds on loan advance	8,000,000	-	-
Issuance costs	-	(1,080,189)	(869,641)
Financing costs	(220,937)	-	-
Interest paid	(436,944)	-	-
Deferred financing costs	(211,073)	-	-
Options exercised	2,939	36,465	84,086
Warrants exercised	-	1,194	168,099

Net cash provided by financing activities	12,326,784	22,744,129	12,591,482

Effect of foreign exchange on cash	117	(27,370)	(1,198,138)

Change in cash for the year	(5,027,910)	7,405,807	(2,120,692)

Cash, beginning of year	8,985,095	1,579,288	3,699,980

Cash, end of year	$3,957,185	$8,985,095	$1,579,288

Supplemental Cash Flow Information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

				Reserves
	Share capital	Preferred shares	Special warrants	Share-based payments	Warrants	Cumulative translation adjustment	Deficit	Total

Balance, September 30, 2014	$4,193,735	$2,836,268	$-	$905,853	$60,984	$(73,503)	$(5,949,209)	$1,974,128
Private placement	-	-	1,208,944	-	-	-	-	1,208,944
Issuance costs	-	-	(169,800)	-	44,434	-	-	(125,366)
Conversion of special warrants	-	1,039,144	(1,039,144)	-	-	-	-	-
Private placement – special warrants	-	-	11,999,994	-	-	-	-	11,999,994
Issuance costs	-	-	(1,026,564)	-	-	-	-	(1,026,564)
Conversion of preferred shares	3,872,737	(3,875,412)	2,675	-	-	-	-	-
Conversion of special warrants	10,976,105	-	(10,976,105)	-	-	-	-	-
Options exercised	145,285	-	-	(61,199)	-	-	-	84,086
Warrants exercised	231,142	-	-	-	(59,594)	-	-	255,634
Share-based payments	-	-	-	1,510,542	-	-	-	1,510,542
Foreign currency adjustment	-	-	-	-	-	(1,665,213)	-	(1,665,213)
Loss for the year	-	-	-	-	-	-	(9,676,587)	(9,676,587)

Balance, September 30, 2015	$19,419,004	$-	$-	$2,355,196	$45,824	$(1,738,716)	$(15,625,796)	$4,455,512
Private placement	6,581,815	-	-	-	-	-	-	6,581,815
Issuance costs	(170,091)	-	-	-	-	-	-	(170,091)
Options exercised	142,386	-	-	(105,921)	-	-	-	36,465
Warrants exercised	1,628	-	-	-	(434)	-	-	1,194
Share-based payments	-	-	-	1,246,946	-	-	-	1,246,946
Foreign currency adjustment	-	-	-	-	-	(54,574)	-	(54,574)
Effect of functional currency change	-	-	-	-	263,903	(283,189)	524,950	505,664
Loss for the year	-	-	-	-	-	-	(13,139,788)	(13,139,788)

Balance, September 30, 2016	$25,974,742	$-	$-	$3,496,221	$309,293	$(2,076,479)	$(28,240,634)	$(536,857)
Options exercised	5,375	-	-	(2,436)	-	-	-	2,939
Share-based payments	-	-	-	758,927	-	-	-	758,927
Loss for the year	-	-	-	-	-	-	(4,723,378)	(4,723,378)

Balance, September 30, 2017	$25,980,117	$-	$-	$4,252,712	$309,293	$(2,076,479)	$(32,964,012)	$(4,498,369)

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

1.	NATURE AND CONTINUANCE OF OPERATIONS

Nature of Operations

ESSA Pharma Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia on January 6, 2009. The Company’s head office address is Suite 720 – 999 West Broadway, Vancouver, BC, V5Z 1K5. The registered and records office address is the 26th Floor at 595 Burrard Street, Three Bentall Centre, Vancouver, BC, V7X 1L3. The Company is listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “EPIX”, and on the Toronto Venture Exchange (“TSX-V”) under the symbol “EPI”.

The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain patents (the “NTD Technology”) which were the joint property of the British Columbia Cancer Agency and the University of British Columbia. As at September 30, 2017, no products are in commercial production or use. From November 2015 until September 2017, the Company’s primary activity was the Phase I clinical development of clinical candidate EPI-506. On September 11, 2017, the Company announced its decision to discontinue further clinical development of EPI-506 and to implement a corporate restructuring plan to focus research and development resources on its next-generation compounds. The restructuring included a decrease in headcount and reduction of operational expenditures related to the clinical program.

Going Concern

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) assuming the Company will continue on a going-concern basis. The Company has incurred losses and negative operating cash flows since inception. The Company incurred a net loss of $4,723,378 during the year ended September 30, 2017 and has an accumulated deficit of $32,964,012. The ability of the Company to continue as a going concern in the long-term depends upon its ability to develop profitable operations and to continue to raise adequate financing.  As at September 30, 2017, the Company has not advanced its research into a commercially viable product. The Company’s continuation as a going concern is dependent upon the successful development of its NTD Technology to a commercial standard. Management has forecasted that the Company’s current working capital will not be sufficient to execute its planned expenditures for the coming year. These matters indicate the existence of material uncertainties that raises substantial doubt about the Company’s ability to continue as a going concern.

During the year ended September 30, 2017, the Company drew down $8,000,000 on a term credit loan facility agreement. The term credit loan facility is subject to certain covenants which, if triggered, could affect the timing of repayment (Note 7). During the year ended September 30, 2017, the Company also received $5,192,799, a portion of the third and final tranche of Cancer Prevention Research Institute of Texas (“CPRIT”) funding of $5,422,000 (Note 17). Management continues to seek sources of additional financing which would assure continuation of the Company’s operations and research programs. However, there is no certainty that such financing will be provided or provided on favorable terms. Management believes that it will complete a financing in sufficient time to continue to execute its planned expenditures without interruption.

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
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

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

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

2.	BASIS OF PRESENTATION (cont’d…)

Estimates (cont’d…)

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

Long-term debt

The Company has made certain estimates regarding the expected timing of and value of cash flows with respect to long-term debt. The estimates will fluctuate in accordance with changes in interest rates and any prepayments made, should the Company elect to do so (Note 7).

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

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

2.	BASIS OF PRESENTATION (cont’d…)

Estimates (cont’d…)

Share-based payments and compensation (cont’d…)

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The Company makes reference to prices quoted on the TSX and NASDAQ. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 10.

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

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Intangible assets (cont’d…)

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
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

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
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

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

The Company’s accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. The derivative liabilities are classified as fair value through profit or loss.

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

Embedded derivatives

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized as gains or losses on derivative instruments in the statement of loss and comprehensive loss.

Preferred shares

Preferred shares of the Company automatically converted to an equivalent number of common shares immediately prior to the listing of the common shares on an approved exchange. The preferred shares are a residual interest in the assets of the entity and are therefore classified within shareholders’ equity (deficiency).

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

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Share-based payments (cont’d…)

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

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

IFRS 16 Leases

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

4.	PREPAID EXPENSES

	2017	2016

Clinical program deposit	$659,899	$677,357
Other deposits and prepaid expenses	412,204	340,875

Balance	$1,072,103	$1,018,232

5.	EQUIPMENT

	Furniture and fixtures	Computer equipment	Total

Cost
Balance, September 30, 2015	$148,674	$39,020	$187,694
Additions	5,644	4,339	9,983

Balance, September 30, 2016 and September 30, 2017	$154,318	$43,359	$197,677

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

5.	EQUIPMENT (cont’d…)

	Furniture and fixtures	Computer equipment	Total

Accumulated Amortization
Balance, September 30, 2015	$16,079	$6,151	$22,230
Amortization expense	33,515	14,202	47,717

Balance, September 30, 2016	49,594	20,353	69,947
Amortization expense	20,945	6,903	27,848

Balance, September 30, 2017	$70,539	$27,256	$97,795

Net Book Value
Balance, September 30, 2016	$104,724	$23,006	$127,730
Balance, September 30, 2017	$83,779	$16,103	$99,882

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 18).

6.	INTANGIBLE ASSETS

NTD Technology

Cost
Balance, September 30, 2015	$374,685
Net exchange differences	(13,401)

Balance, September 30, 2016 and September 30, 2017	$361,284

Accumulated Amortization
Balance, September 30, 2015	$90,604
Amortization expense	18,464
Net exchange differences	(3,407)

Balance, September 30, 2016	105,661
Amortization expense	18,297

Balance, September 30, 2017	$123,958

Net Book Value
Balance, September 30, 2016	$255,623
Balance, September 30, 2017	$237,326

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 18).

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

6.	INTANGIBLE ASSETS (cont’d…)

The NTD Technology is held under a License Agreement signed in fiscal 2010. As consideration for the License Agreement, the Company issued common shares of the Company. The License Agreement contains an annual royalty as a percentage of annual net revenue and a percentage of any annual sublicensing revenue earned with respect to the NTD Technology. The License Agreement stipulates certain minimum advance royalty payments of C$85,000. In addition, there are certain milestone payments for the first compound, to be paid in stages as to C$50,000 at the start of a Phase II clinical trial, C$900,000 at the start of a Phase III clinical trial, C$1,450,000 at application for marketing approval, and with further milestone payments on the second and additional compounds.

7.	LONG-TERM DEBT

On November 18, 2016, Silicon Valley Bank (“SVB”) entered into a $10,000,000 capital term loan facility agreement (“SVB Term Loan”) with the Company. The Company has drawn down $8,000,000 from the SVB Term Loan. There was a conditional option to receive an additional $2,000,000 upon positive data for the Company’s Phase 1 clinical trial of EPI-506 and receipt of the third and final tranche of the CPRIT grant.

The SVB Term Loan bears an interest rate of the Wall Street Journal Prime Rate (“WSJ Prime Rate”) plus 3% per annum and will mature on September 1, 2020. The SVB Term Loan requires a final payment of 8.6% of the amount advanced (“Final Payment”), due upon the earlier of the maturity or termination of the SVB Term Loan. The Company is required to make interest only payments until December 31, 2017. The SVB Term Loan contains a voluntary prepayment option whereby the principal amount can be prepaid in whole, or in part, for a fixed fee if a prepayment is made on or before the second anniversary of the SVB Term Loan.

The SVB Term Loan is secured by a perfected first priority lien on all of the Company’s assets, with a negative pledge on the Company’s intellectual property. The SVB Term Loan is subject to standard events of default, including default in the event of a material adverse change. SVB may declare the Company to be in breach of the agreement in the event of a material adverse change, which has been defined to include a material impairment in the Company’s assets acting as collateral under the SVB Term Loan, a material adverse change in the business, operations, or condition (financial or otherwise) of the Company, or a material impairment of the prospect of repayment of any portion of its debt obligations. There are no financial covenants under the SVB Term Loan.

In connection with the $8,000,000 draw, the Company granted an aggregate of 149,532 warrants to SVB (the “SVB Warrants”), exercisable at a price of $2.14 per share for a period of seven years until November 18, 2023, with an initial fair value of $167,022, which has been recognized as a derivative liability (Note 8). The Company incurred total additional transaction costs of $220,898 related to the SVB Term Loan and First Amendment. The transaction costs and Final Payment are being amortized into profit and loss over the estimated term of the facility, being the legal term, at an effective interest rate of 11.98%.

Total

Balance, September 30, 2015 and 2016	$-
Loan advance	8,000,000
Transaction costs	(387,959)
Interest paid	(436,944)
Accretion	784,583

Balance, September 30, 2017	$7,959,680

Current portion, September 30, 2017	$2,026,588
Long-term portion, September 30, 2017	$5,933,092

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

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

In 2015, the Company issued 257,018 broker warrants. Each broker warrant was exercisable to purchase one common share until January 16, 2017 at a price of US$2.75 per broker warrant (Note 10). On issuance of the broker warrants, the Company recorded a derivative liability of $282,287 using the Black-Scholes model. As at December 31, 2015, the derivative liability had a fair value of $588,407, using the Black-Scholes model with a risk-free interest rate of 0.52%, term of 1.04 years, volatility of 80.0%, and dividend rate of 0%. On January 1, 2016, the Company de-recognized the derivative liability of $588,407. On January 16, 2017, the remaining 256,363 outstanding warrants expired unexercised.

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

On January 1, 2016, the Company recorded a derivative liability of $82,743 using the Black-Scholes model. As at September 30, 2017, the derivative liability had a fair value of $206 (2016 - $42,202). The Company has recorded the resulting change in fair value of $41,996 (2016 - $40,541) in the statement of loss and comprehensive loss.

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

Additionally, the 2016 Warrants contain provisions which may require the Company to redeem the 2016 Warrants, at the option of the holder, in the event of a major transaction, such as a change of control or sale of the Company’s assets (“Major Transaction”). The redemption value would be subject to a Black-Scholes valuation at the time of exercise. In the event the consideration for a Major Transaction payable to the common shareholders is in cash, in whole or in part, the redemption of the 2016 Warrants would be made in cash pro-rata to the composition of the consideration. The potential for a cash settlement for the 2016 Warrants, in accordance with IFRS, requires the 2016 Warrants to be treated as financial liabilities measured at fair value through profit or loss.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

8.	DERIVATIVE LIABILITIES (cont’d…)

2016 Warrants (cont’d…)

On issuance of the 7-Year and 2-Year Warrants in January 2016, the Company recorded derivative liabilities of $10,181,817 and $3,236,363, respectively using the Black-Scholes model. The 2016 Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. As at September 30, 2017, the 7-Year Warrants derivative liability had a fair value of $160,262 (2016 - $6,005,794). As at September 30, 2017, the 2-Year Warrants derivative liability had a fair value of $Nil (2016 - $1,261,471). The Company has recorded the resulting change in fair value of $1,261,471 (2016 - $1,974,892) in the statement of loss and comprehensive loss.

SVB Warrants

In connection with the $8,000,000 draw on the SVB Term Loan (Note 7), the Company granted an aggregate of 149,532 warrants to SVB (the “SVB Warrants”), exercisable at a price of $2.14 per share for a period of seven years until November 18, 2023. The holders of the SVB Warrants may elect, in lieu of exercising the SVB Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the SVB Warrants based on the number of SVB Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per SVB Warrant.

Additionally, the SVB Warrants contain provisions which require the Company to redeem the SVB Warrants, on a cashless basis, at the option of the holder, in the event of a major transaction, such as a change of control or sale of the Company’s assets (“Acquisition”) where the Company’s shareholders receive cash or shares or a combination thereof, and the five-day weighted average market price is greater than the exercise price.

On issuance of the SVB Warrants, the Company recorded a derivative liability of $167,022 using the Black-Scholes model. The SVB Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. As at September 30, 2017, the SVB Warrants derivative liability had a fair value of $10,275 (2016 - $Nil). The Company has recorded the resulting change in fair value of $156,747 (2016 - $Nil) in the statement of loss and comprehensive loss.

Valuation

The Company uses the Black-Scholes option pricing model to estimate value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liabilities on initial recognition (January 1, 2016 with respect to the broker warrants, January 14, 2016 with respect to the 2016 Warrants, November 18, 2016 with respect to the SVB Warrants), September 30, 2016, and September 30, 2017:

	September 30, 2017	November 18, 2016	September 30, 2016	January 14, 2016	January 1, 2016

Risk-free interest rate	1.78%	1.32%	1.21%	1.55%	0.62%
Expected life	3.67 years	7.00 years	4.62 years	5.33 years	3.29 years
Expected annualized volatility	74.2%	75.4%	70.0%	70.0%	80.0%
Dividend	-		-	-	-

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

8.	DERIVATIVE LIABILITIES (cont’d...)

Sensitivity

The derivative warrants are a recurring Level 3 fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $35,549 as at September 30, 2017. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $28,295 as at September 30, 2017. If the volatility were to increase by 10%, this would increase the obligation by approximately $68,318 as at September 30, 2017. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $55,656 as at September 30, 2017.

The following table is a continuity schedule of changes to the Company’s derivative liabilities:

Total

Balance, September 30, 2015	$993,099
Derivative liability on change in functional currency	82,743
Derivative liability on issuance of warrants	13,418,180
Change in fair value	(6,574,105)
Net exchange differences	(22,043)
De-recognition of derivative liability on functional currency change	(588,407)

Balance, September 30, 2016	7,309,467
Derivative liability on issuance of warrants	167,022
Change in fair value	(7,305,746)

Balance, September 30, 2017	$170,743

Derivatives with expected life of less than one year	$-
Derivatives with expected life greater than one year	$170,743

9.	SHAREHOLDERS’ EQUITY (DEFICIENCY)

Authorized:

Unlimited common shares, without par value.

Unlimited preferred shares, without par value.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

9.	SHAREHOLDERS’ EQUITY (DEFICIENCY) (cont’d…)

	Share capital		Preferred shares		Special warrants
	Number	Amount	Number	Amount	Number	Amount

Balance, September 30, 2014	15,687,534	$4,193,735	1,702,900	$2,836,268	-	$-
Private placement	-	-	-	-	5,043,274	13,208,938
Financing costs	-	-	-	-	-	(1,193,689)
Conversion of special warrants	4,363,634	10,976,105	679,640	1,039,144	(5,043,274)	(12,015,249)
Conversion of preferred Shares	2,382,540	3,872,737	(2,382,540)	(3,875,412)	-	-
Options exercised	91,200	145,285	-	-	-	-
Warrants exercised	104,363	231,142	-	-	-	-

Balance, September 30, 2015	22,629,271	$19,419,004	-	$-	-	$-
Private placement	6,212,118	6,581,815	-	-	-	-
Financing costs	-	(170,091)	-	-	-	-
Options exercised	254,724	142,386	-	-	-	-
Warrants exercised	776	1,628	-	-	-	-

Balance, September 30, 2016	29,096,889	$25,974,742	-	$-	-	$-
Options exercised	5,000	5,375	-	-	-	-

Balance, September 30, 2017	29,101,889	$25,980,117	-	$-	-	$-

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

On July 21, 2017, the Company received notifications from the NASDAQ that it was not in compliance with two requirements for continued listing, being the maintenance of a minimum bid price of US$1 and a minimum market value of US$35,000,000, noncompliance constituting continued deficiency for a period of 30 consecutive business days. The Company has been provided a grace period for 180 calendar days to regain compliance with these requirements.

The Company graduated from the TSX-V to the TSX on July 28, 2015 under its existing symbol “EPI”.

Private placements

a) March 2016 Private Placement

In March 2016, the Company completed a private placement (the “March 2016 Financing”) of 1,666,666 common shares at a price of $3.00 per share for gross proceeds of approximately $5,000,000. The Company incurred financing costs of $62,797.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

9.	SHAREHOLDERS’ EQUITY (DEFICIENCY) (cont’d…)

Private placements (cont’d…)

b) January 2016 Private Placement

In January 2016, the Company completed a private placement (the “January 2016 Financing”) of 4,545,452 Units of the Company at a price of $3.30 per Unit for gross proceeds of approximately $15,000,000. Each Unit consisted of one common share, one 7-Year Warrant, and one-half of one 2-Year Warrant. The 7-Year Warrant and 2-Year were assigned fair values using the Black-Scholes model (Note 8). The residual value was assigned to the common share in the Unit in accordance with IAS 32 Financial instruments: presentation. In connection with the January 2016 Financing, the Company paid a cash commission to a financial advisor of approximately $463,447 and incurred other financing costs of $553,942. The financing costs were recorded as $107,288 in equity for the issuance of the common shares and $910,101 to finance expense in the statement of income (loss) and comprehensive income (loss) for the issuance of the 2016 Warrants.

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

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

9.	SHAREHOLDERS’ EQUITY (DEFICIENCY) (cont’d…)

Private placements (cont’d…)

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

10.	RESERVES

Stock options

The Company has adopted a Stock Option Plan (the “Plan”), pursuant to which up to a maximum of the greater of (i) 5,000,000 Common Shares and (ii) a rolling number equal to 15% of the total number of issued and outstanding Common Shares (on an non-diluted basis) at the relevant time may be reserved for issuance. The Stock Option Plan is consistent with the policies and rules of the TSX and NASDAQ. Pursuant to the Plan, options may be granted with expiry terms of up to 10 years, and vesting criteria and periods are approved by the Board of Directors at its discretion. The options issued under the Plan are accounted for as equity-settled share-based payments.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Balance, September 30, 2015	3,473,519	C$	1.91
Options granted	910,000		5.39
Options exercised	(281,000)		(0.61)
Options expired/forfeited	(40,000)		(4.39)

Balance, September 30, 2016	4,062,519	C$	2.76
Options exercised	(5,000)		(0.80)
Options expired/forfeited	(340,000)		(2.56)

Balance outstanding, September 30, 2017	3,717,519	C$	2.78
Balance exercisable, September 30, 2017	3,135,795	C$	2.33

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

10.	RESERVES (cont’d…)

Stock options (cont’d…)

At September 30, 2017, options were outstanding enabling holders to acquire common shares as follows:

Exercise price (C$)		Number of options	Weighted average remaining contractual life (years)

C$	0.80	1,077,300	0.67
	2.00	1,591,219	1.88
	3.49	290,000	3.86
	5.15	10,000	2.42
	5.35	50,000	7.43
	6.25	600,000	3.29
	7.26	8,000	3.10
	9.10	36,000	7.95
	14.90	55,000	7.28
		3,717,519	2.13

Share-based compensation

During year ended September 30, 2017, the Company granted Nil (2016 – 910,000; 2015 – 495,000) stock options with a weighted average fair value of $Nil per option (2016 – $1.98; 2015 - $2.56).

The Company recognized share-based payments expense for options granted and vesting during the year with allocations to its functional expense as follows:

	2017	2016	2015

Research and development expense (Note 18)	$(3,780)	$322,160	$779,263
Financing costs	-	27,743	93,755
General and administrative (Note 18)	762,797	897,043	637,524
	$758,927	$1,246,946	$1,510,542

The following weighted average assumptions were used for the Black-Scholes option-pricing model valuation of stock options granted:

	2017	2016	2015

Risk-free interest rate	-	0.63%	1.39%
Expected life of options	-	3.58 years	5.13 years
Expected annualized volatility	-	73.01%	79.13%
Dividend	-	-	-

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

10.	RESERVES (cont’d…)

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, September 30, 2014	104,479	$1.50
Warrants granted	282,373	2.64
Warrants exercised	(104,363)	(1.51)

Balance, September 30, 2015	282,489	$2.64
Warrants granted	6,818,178	3.30
Warrants exercised	(776)	(1.48)
Warrants expired	(350)	(1.48)

Balance, September 30, 2016	7,099,541	$3.28
Warrants granted	149,532	2.14
Warrants expired	(256,363)	2.75

Balance outstanding and exercisable, September 30, 2017	6,992,710	$3.27

Warrants exercisable in Canadian dollars as at September 30, 2017 are translated at current rates to reflect the current weighted average exercise price in US dollars for all outstanding warrants.

At September 30, 2017, warrants were outstanding enabling holders to acquire common shares as follows:

Number of Warrants		Exercise Price	Expiry Date

25,000		C$2.00	April 15, 2019
4,545,452	(1)	US$3.30	January 14, 2023
2,272,726	(1)	US$3.30	January 14, 2018
149,532		US$2.14	November 18, 2023
6,992,710

(1)	Detailed terms of the 2016 Warrants are included in Note 8.

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended September 30, 2017, the Company:

(a)	Issued warrants valued at $167,022 in connection with the SVB Term Loan (Note 7).

(b)	On exercise of stock options, the Company transferred $2,436 from reserves to share capital.

During the year ended September 30, 2016, the Company:

(a)	Issued 213,724 common shares on the cashless exercise of 240,000 stock options.

(b)	On exercise of stock options and warrants, the Company transferred $105,921 and $434, respectively, from reserves to share capital.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont’d…)

(c)	Recognized a derivative liability of $13,418,180 on issuance of the 2-Year and 7-Year Warrants (Note 8).

During the year ended September 30, 2015, the Company:

(a)	Issued agent warrants valued at $44,434 (Note 9).

(b)	Recognized a derivative liability of $282,287 on the issuance of broker warrants denominated in US dollars (Note 8).

12.	RELATED PARTY TRANSACTIONS

Key management personnel of the Company include the President and Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Scientific Officer, Chief Medical Officer, Executive VP and Chief Operating Officer, former Executive VP of Research and Development, and Directors of the Company. Compensation paid to key management personnel is as follows:

	2017	2016	2015

Salaries, consulting fees, and director fees	$2,179,826	$2,651,651	$1,841,625
Share-based payments (a)	770,222	1,029,878	1,154,548
Total compensation	$2,950,048	$3,681,529	$2,996,173

(a)	Share-based payments to related parties represents the fair value of options granted and vested in the year to key management personnel.

During the year ended September 30, 2017, the Company granted Nil (2016 – 890,000; 2015 – 250,000) options to key management personnel. The vesting of these options and options granted to key management personnel in prior periods were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $770,222 (2016 - $1,029,878; 2015 - $1,154,548).

Included in accounts payable and accrued liabilities at September 30, 2017 is $219,031 (2016 – $276,399; 2015 - $82,414) due to related parties with respect to key management personnel compensation and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

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

The CFO is entitled to a payment of one year of base salary upon termination without cause, whether or not the termination was caused by a change of control event. The CMO is entitled to a payment of six months of base salary upon termination without cause, and one year of base salary if the termination was caused by a change of control event.

The COO is entitled to a payment of six months of base salary upon termination without cause, increasing to one year following one year of employment. Additionally, the COO is entitled to 18 months of salary if termination without cause occurs within 18 months after a change of control event.

Stock options held by the CEO, CFO, CMO, and COO vest immediately upon a change of control.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

13.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

For the years ended September 30	2017	2016	2015

Loss for the year before income tax	$(4,382,621)	$(12,988,516)	$(9,676,587)

Expected income tax recovery	$(1,139,000)	$(3,377,000)	$(2,516,000)
Non-deductible share-based payments	233,000	352,000	376,000
Other permanent differences including foreign exchange	(1,899,000)	(1,709,000)	(294,000)
Adjustment for deferred income	-	-	(383,000)
Financing costs	(142,000)	(142,000)	(119,000)
Changes in tax rates, foreign exchange rates	68,000	15,000	2,000
Adjustment to prior year provision versus statutory return	(490,000)	1,308,000	257,000
Change in unrecognized deductible temporary differences	3,709,757	3,704,272	2,677,000

Total income tax expense	$340,757	$151,272	$-

The significant components of the Company’s unrecognized temporary tax differences are as follows:

	2017	2016	2015

Operating losses carried forward	$43,966,000	$29,384,000	$16,734,000
Investment tax credits	154,000	147,000	144,000
Equipment and intangible assets	71,000	13,000	14,000
Financing costs	1,710,000	1,760,000	522,000

Operating losses carried forward as at September 30, 2017 expire from 2031 – 2036. Financing costs expire from 2037 to 2040. Investment tax credits expire in 2034.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

During the year ended September 30, 2017, the Company received $nil (2016 - $nil; 2015 - $59,666) in Scientific Research and Experimental Development tax credits from the Government of Canada which are included in research and development costs in the statement of loss and comprehensive loss.

The Company has recorded an income tax expense of $340,757 for the year ended September 30, 2017 (2016 - $151,272; 2015 - $nil) in relation to taxable income generated by its US subsidiary.

14.	SEGMENTED INFORMATION

The Company works in one industry being the development of small molecule drugs for prostate cancer. The Company’s equipment is located in the USA.

15.	CAPITAL MANAGEMENT

The Company considers its capital to include working capital, long-term debt and the components of shareholders’ equity. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new equity if available on favourable terms.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

15.	CAPITAL MANAGEMENT (cont’d…)

In December 2015, the Company filed a short form base shelf prospectus in British Columbia, Alberta, and Ontario, and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10, which enables issuances from time to time in order to increase the Company’s available capital which was used in connection with the financings completed during the year ended September 30, 2016 (Note 9). Future financings are dependent on market conditions and the ability to identify sources of investment. There can be no assurance the Company will be able to raise funds in the future.

On November 18, 2016, the Company entered into the SVB Term Loan (Note 7), pursuant to which the Company has drawn down $8,000,000 as at September 30, 2017.

Other than the SVB Term Loan, there were no changes to the Company’s approach to capital management during the year ended September 30, 2017. As at September 30, 2017, the Company is not subject to externally imposed capital requirements.

16.	FINANCIAL INSTRUMENTS AND RISK

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, long-term debt and derivative liabilities. Cash is measured based on level 1 inputs of the fair value hierarchy. The fair value of receivables and accounts payable and accrued liabilities approximates their carrying values due to their short term to maturity. The fair value of the SVB Term Loan is approximately $8,736,000 which includes the principal and financing costs assessed on settlement as at September 30, 2017. The derivative liabilities are measured using level 3 inputs (Note 8).

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

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and receivables. The Company’s receivables are primarily due to refundable GST and investment tax credits. The Company limits its exposure to credit loss by placing its cash with major financial institutions. Credit risk with respect to investment tax credits and GST is minimal as the amounts are due from government agencies.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2017, the Company had working capital of $1,057,185. During the year ended September 30, 2017, the Company received $5,192,799, a portion of the third and final tranche of CPRIT funding of $5,422,000 (Note 17), which has been recorded as research and development recoveries in profit and loss. The SVB Term Loan is repayable over 33 months following an interest-only period ending December 31, 2017. The Company does not generate revenue and will be reliant on external financing to fund operations and repay the SVB Term Loan. Debt and equity financing is dependent on market conditions and may not be available on favorable terms. The CPRIT grant is dependent on the Company completing all the milestones (Note 17).

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

16.	FINANCIAL INSTRUMENTS AND RISK (cont’d…)

Financial risk factors (cont’d…)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

(a)	Interest rate risk

As at September 30, 2017, the Company has cash balances which are interest bearing. Interest income is not significant to the Company’s projected operational budget and related interest rate fluctuations are not significant to the Company’s risk assessment.

The Company’s SVB Term Loan is interest-bearing debt at a variable rate. A 10% change in the WSJ Prime Rate would result in an increase of $38,696 or decrease of $13,981 in the net loss realized for the period.

(b)	Foreign currency risk

Historically, the Company has been exposed to foreign currency risk on fluctuations related to accounts payable and accrued liabilities that are denominated in US dollars as the Company was financed and functioning in Canadian dollars. Over time, the Company has become increasingly exposed to the US dollar due to the financings completed in US dollars, the US dollar-denominated CPRIT Grant (Note 17) and movement of operations to the State of Texas pursuant to the terms of the CPRIT Grant; accordingly, the Company adopted the US dollar as its functional currency from the Canadian dollar as of January 1, 2016, so that the Company’s foreign currency risk exposure now relates to net monetary assets denominated in Canadian dollars. A 10% change in the foreign exchange rate between the Canadian and U.S. dollar would result in a fluctuation of $30,583 in the net loss realized for the year.

The Company does not currently engage in hedging activities.

(c)	Price risk

The Company is exposed to price risk with respect to equity prices. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

17.	COMMITMENTS

The Company has the following obligations over the next five years:

Contractual obligations	2018		2019		2020		2021		2022

Minimum annual royalty per License Agreement (Note 6)	C$	85,000	C$	85,000	C$	85,000	C$	85,000	C$	85,000
Collaborative Research Agreement with BC Cancer Agency		77,938		-		-		-		-

Total (in C$)	C$	162,938	C$	85,000	C$	85,000	C$	85,000	C$	85,000

SVB loan payments (Note 7)		$2,558,103		$3,217,471		$3,905,471		$-		$-
Lease on US office spaces		$170,485		$175,166		$44,474		$-		$-

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

17.	COMMITMENTS (cont’d…)

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

As at September 30, 2016, the Company had received the first two tranches of the CPRIT Grant, totalling $6,578,000, which have been recognized as research and development recoveries in the statements of loss and comprehensive loss over fiscal years 2014, 2015, and 2016. During the year ended September 30, 2017, the Company received $5,192,799, representing a partial payment of the third and final tranche of the grant of $5,422,000; the remaining balance of $229,201 is expected to be received after the completion of the grant term of December 31, 2017 and on approval of subsequent final compliance reporting.

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

Agency Engagements

In the year ended September 30, 2017, the Company executed Engagement Letters with Bloom Burton & Co. (“Bloom Burton”) and H.C. Wainwright & Co. (“HCW”), investment banks, to retain their services to act as its exclusive agents in Canada and the United States, respectively, in connection with a proposed financing in July 2017. In exchange for their services, on successful completion of the financing, Bloom Burton and HCW would receive a cash fee based on a percentage of any funds raised and warrants based on a percentage of the aggregate number of common shares placed in the financing. The Company will pay all legal and other expenses incurred by Bloom Burton and HCW. In addition, for a period of 12 months, HCW will have a right of participation to act as a placement agent or underwriter on any equity financings for the Company, for which HCW shall receive a fee of no less than 25% of the fee on such financings.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

18.	EXPENSES BY NATURE

Research and development expenses include the following major expenses by nature:

For the year ended September 30	2017	2016	2015

Clinical	$2,623,636	$2,920,104	$304,142
Consulting	935,151	1,333,323	1,072,039
Legal patents and license fees	834,295	905,392	554,712
Manufacturing	3,571,106	3,601,407	3,417,551
Other	187,228	306,657	299,470
Pharmacology	407,373	866,527	1,420,276
Program administration	(38,534)	381,429	428,096
Royalties	48,863	46,228	30,550
Salaries and benefits	2,213,655	2,194,047	1,671,567
Share-based payments (Note 10)	(3,870)	322,160	779,263
Travel	140,262	182,927	437,226
SR&ED tax credits	-	-	(59,666)
CPRIT grant claimed on eligible expenses (Note 17)	(5,192,799)	-	(5,379,298)

Total	$5,726,366	$13,060,201	$4,975,928

General and administrative expenses include the following major expenses by nature:

For the year ended September 30	2017	2016	2015

Amortization	$46,145	$66,181	$42,223
Consulting and subcontractor fees	86,931	87,014	293,522
Director fees	191,500	204,049	128,362
Insurance	395,690	422,066	121,986
Investor relations	230,579	317,822	219,312
Office, IT and communications	187,364	288,968	274,553
Professional fees	612,865	776,339	1,807,112
Regulatory fees and transfer agent	74,600	131,302	535,088
Rent	470,716	620,023	278,570
Salaries and benefits	1,863,634	1,634,380	815,544
Share-based payments (Note 10)	762,797	897,043	637,524
Travel and entertainment	218,100	198,931	225,182
CPRIT grant claimed on eligible expenses (Note 17)	-	-	(120,459)

Total	$5,140,921	$5,644,118	$5,258,519

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 and 2015

19.	SUBSEQUENT EVENTS

Subsequent to September 30, 2017:

(a)	A total of 115,300 stock options with a weighted exercise price of C$0.80 expired unexercised and 56,000 stock options with a weighted average exercise price of C$7.32 were forfeited unexercised.

(b)	The Company voluntarily delisted from the TSX and began trading on the TSX-V on November 27, 2017 under the symbol “EPI”.

