Form 20-F
period 2018-09-30
ESSA Pharma Inc.
filed 2018-12-13
CIK 1633932

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number:  001-37410

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,776,098 Common Shares (as at September 30, 2018).

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act     Yes    ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes    ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes   ☒   No    ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes   ☒    No   ☐

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act

Large accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

ESSA uses the United States dollar as its reporting currency. All references to “$” or “US$” are to United States dollars and references to “C$” are to Canadian dollars. On December 12, 2018 the daily average exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.7493. See also Item 3 - “Key Information” for more detailed currency and conversion information.

Effective April 25, 2018, ESSA consolidated its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every twenty (20) pre-consolidation common shares (the “Consolidation”). Unless otherwise stated, all warrant, stock option, share and per share amounts have been restated retrospectively to reflect this share consolidation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws. All statements in this Annual Report, other than statements of historical facts, are forward-looking statements. These statements appear in a number of different places in this Annual Report and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	the Company’s ability to obtain funding for operations, including research funding, and the timing of potential sources of such funding;

•	the initiation, timing, cost, location, progress and success of, strategy and plans with respect to, ESSA’s research and development programs (including research programs and related milestones with regards to next-generation drug candidates and compounds), preclinical studies and clinical trials;

•	the therapeutic benefits, properties, effectiveness, pharmacokinetic profile and safety of the Company’s potential future product candidates, including the expected benefits, properties, effectiveness, pharmacokinetic profile and safety of the Company’s next-generation Aniten compounds;

•	the Company’s ability to advance its potential future product candidates into, and successfully complete, clinical trials;

•	the Company’s ability to achieve profitability;

•	the CPRIT Grant (as defined herein) and payments thereunder, including residual obligations;

•	the Company’s use of proceeds from funding and financings;

•	the Company’s ability to recruit sufficient numbers of patients for future clinical trials, and the benefits expected therefrom;

•	the Company’s ability to establish and maintain relationships with collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	the implementation of the Company’s business model and strategic plans, including strategic plans with respect to patent applications and strategic collaborations partnerships;

•	the Company’s ability to identify, develop and commercialize product candidates;

•	the Company’s commercialization, marketing and manufacturing capabilities and strategy;

•	the Company’s ability to protect its intellectual property and operate its business without infringing upon the intellectual property rights of others;

•	the Company’s expectations regarding federal, state, provincial and foreign regulatory requirements, including the Company’s plans with respect to anticipated regulatory filings;

•	whether the Company will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada and other jurisdictions;

•	the accuracy of the Company’s estimates of the size and characteristics of the markets that may be addressed by the Company’s potential future product candidates;

•	the rate and degree of market acceptance and clinical utility of the Company’s potential future product candidates, if any;

•	the timing of, and the Company’s ability and the Company’s collaborators’ ability, if any, to obtain and maintain regulatory approvals for the Company’s potential future product candidates;

•	the Company’s expectations regarding market risk, including interest rate changes and foreign currency fluctuations;

•	the Company’s ability to engage and retain the employees required to grow its business;

•	the compensation that is expected to be paid to the Company’s employees;

•	the Company’s future financial performance and projected expenditures;

•	developments relating to the Company’s competitors and its industry, including the success of competing therapies that are or may become available; and

•	estimates of the Company’s financial condition, expenses, future revenue, capital requirements, its needs for additional financing and potential sources of capital and funding.

Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause ESSA’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this Annual Report, the Company has made various material assumptions, including but not limited to:

•	the Company’s ability to identify a product candidate or product candidates;

•	the availability of financing on reasonable terms;

•	the Company’s ability to repay debt;

•	the Company’s ability to obtain regulatory and other approvals to commence a clinical trial involving future product candidates;

•	the Company’s ability to obtain positive results from its research and development activities, including clinical trials;

•	the Company’s ability to obtain required regulatory approvals;

•	the Company’s ability to protect patents and proprietary rights;

•	the Company’s ability to successfully out-license or sell its future products, if any, and in-license and develop new products;

•	favorable general business and economic conditions;

•	the Company’s ability to attract and retain skilled staff;

•	market competition; and

•	the products and technology offered by the Company’s competitors.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors” in Item 3 of this Annual Report. Some of these risks and assumptions include, among others:

•	uncertainty as to the Company’s ability to raise additional funding;

•	risks related to the Company’s ability to raise additional capital on favorable terms;

•	uncertainty as to the Company’ ability to generate sufficient cash to service its indebtedness;

•	risks related to the Company's ability to comply with residual obligations of the CPRIT Agreement;

•	risks related to the Company’s ability to continue as a going concern;

•	risks related to the Company’s incurrence of significant losses in every quarter since its inception and the Company’s anticipation that it will continue to incur significant losses in the future;

•	risks related to the Company’s limited operating history;

•	risks related to the Company’s ability to identify a product candidate through preclinical studies and obtain regulatory approval of an IND (as defined herein) application to commence a clinical trial;

•	risks related to the Company’s future success being dependent primarily on identification through preclinical studies, regulatory approval, and commercialization of a single product candidate;

•	risks related to the Company’s ability to continue to license its product candidates or technology from third parties;

•	uncertainty related to the Company’s ability to obtain required regulatory approvals for ESSA’s proposed products;

•	risks related to the Company’s ability to successfully identify and develop potential future product candidates in a timely manner;

•	risks related to the Company's ability to successfully commercialize future product candidates;

•	risks related to the possibility that the Company’s potential future product candidates may have undesirable side effects;

•	risks related to clinical drug development;

•	risks related to the Company’s ability to conduct a clinical trial or submit a future NDA/NDS or IND/CTA (each, as defined herein);

•	risks related to the Company’s ability to enroll subjects in future clinical trials;

•	risks that the FDA (as defined herein) may not accept data from trials conducted in such locations outside the United States;

•	risks related to the Company’s ongoing obligations and continued regulatory review;

•	risks related to potential administrative or judicial sanctions;

•	the risk of increased costs associated with prolonged, delayed or terminated clinical trials;

•	risks related to the Company’s failure to obtain regulatory approval in international jurisdictions;

•	risks related to recently enacted and future legislation in the United States that may increase the difficulty and cost for the Company to obtain marketing approval of, and commercialize, its potential future products and affect the prices the Company may obtain;

•	risks related to new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare;

•	the risk that third parties may not carry out their contractual duties;

•	risks related to the possibility that the Company’s relationships with academic institutions or CROs (as defined herein) may terminate;

•	risks related to the Company’s lack of experience manufacturing product candidates on a large clinical or commercial scale and its lack of manufacturing facility;

•	the Company’s reliance on proprietary technology;

•	the Company may not be able to protect its intellectual property rights throughout the world;

•	risks related to claims by third parties asserting that the Company, or its employees have misappropriated their intellectual property, or claiming ownership of what the Company regards as its intellectual property;

•	risks related to the Company’s ability to comply with governmental patent agency requirements in order to maintain patent protection;

•	risks related to computer system failures or security breaches;

•	risks related to business disruptions that could seriously harm the Company’s future revenues and financial condition and increase ESSA’s costs and expenses;

•	risks related to the Company’s dependence on the use of information technologies;

•	risks related to the Company’s ability to attract and maintain highly-qualified personnel;

•	third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain the Company’s future revenues;

•	risks related to potential conflicts of interest between the Company and its directors and officers;

•	risks related to competition from other biotechnology and pharmaceutical companies;

•	risks related to movements in foreign currency exchange rates;

•	risks related to the Company’s ability to convince public payors and hospitals to include ESSA’s potential future products on their approved formulary lists;

•	risks related to the Company’s ability to establish an effective sales force and marketing infrastructure, or enter into acceptable third-party sales and marketing or licensing arrangements;

•	risks related to the Company's ability to manage growth;

•	risks related to the Company’s ability to achieve or maintain expected levels of market acceptance for its products;

•	risks related to the Company’s ability to realize benefits from acquired businesses or products or form strategic alliances in the future;

•	risks related to collaborations with third parties;

•	risks that employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for ESSA and harm its reputation;

•	risks related to product liability lawsuits;

•	risks related to compulsory licensing and/or generic competition;

•	risks related to the increased costs and effort as a result of ESSA being a public company;

•	risks inherent in foreign operations;

•	laws and regulations governing international operations may preclude the Company from developing, manufacturing and selling certain product candidates outside of the United States and Canada and require ESSA to develop and implement costly compliance programs;

•	risks related to laws that govern fraud and abuse and patients' rights;

•	risks related to the Company’s ability to comply with environmental, health and safety laws and regulations;

•	risks related to the different disclosure obligations for a U.S. domestic reporting company and a foreign private issuer such as ESSA;

•	risks relating to the Company’s ability to maintain its status as a foreign private issuer in the future;

•	the risk that the Company could become a “passive foreign investment company;”

•	risks related to the Company’s status as an emerging growth company;

•	risks related to United States investors' ability to effect service of process or enforcement of actions against the Company;

•	risks related to the Company’s ability to maintain compliance with Nasdaq listing requirements;

•	risks related to market price and trading volume volatility;

•	risks related to the Company's dividend policy;

•	risks associated with future sales of the Company’s securities;

•	risks related to the Company’s ability to implement and maintain effective internal controls;

•	risks related to the Company's ability to maintain an active trading market for its Common Shares;

•	risks related to share price volatility associated with the Company’s thinly traded common shares; and

•	risks related to analyst coverage.

Should one or more of these risks or uncertainties, or a risk that is not currently known to ESSA, materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Annual Report and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and are inherently uncertain. Accordingly, investors are cautioned not to put undue reliance on forward-looking statements.

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

“Auditor” means Davidson & Company LLP;

“BC Cancer Agency” means the British Columbia Cancer Agency;

“Bloom Burton” means Bloom Burton & Co. Limited;

“Bloom Burton Warrants” means the 1,250 warrants issued to Bloom Burton Healthcare Structured Lending Fund to purchase 1,250 Common Shares at an exercise price of C$40.00 per Common Share and expiring on April 15, 2019;

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

“IND” means Investigational New Drug;

“IRB” means Institutional Review Boards;

“January 2018 Financing” means the 4,321,000 common shares and 2,189,000 pre-funded warrants of the Company issued on January 9 and 16, 2018 at a price of US$4.00 per common share and pre-funded warrant for gross proceeds of US$26,040,000;

“January 2016 Financing” means the 227,273 units of the Company issued in January 2016 at a price of $66.00 per unit for gross proceeds of approximately $15,000,000. Each unit consisted of one Common Share, one Seven-Year Warrant, and one-half of one Two-Year Warrant;

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

“March 2016 Financing” means the 83,333 common shares of the Company issued in March 2016 at a price of $66.00 per common share for gross proceeds of approximately $5,000,000;

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

“Stock Option Plan” means the stock option plan of the Company dated April 25, 2018;

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table sets forth selected consolidated financial information for the periods indicated, prepared in accordance with IFRS. The selected consolidated financial information as at and for the years ended September 30, 2018, September 30, 2017, September 30, 2016, September 30, 2015 and September 30, 2014 has been derived from ESSA’s audited financial statements and accompanying notes.

The selected consolidated financial information should be read in conjunction with the audited financial statements and accompanying notes thereto contained elsewhere in this Annual Report and discussions in Part I Item 5 “Operating and Financial Review and Prospects” included in this Annual Report. The selected consolidated financial information set out below may not be indicative of ESSA’s future performance.

Figures in US$ unless stated otherwise	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016	Year Ended September 30, 2015	Year Ended September 30, 2014
Operating Revenues	—	—	—	—	—
Total Operating Expenses	(11,713,965)	(11,651,870)	(19,642,164)	(10,328,202)	(1,824,537)
Net Loss for the Period	(11,629,440)	(4,499,012)	(13,139,788)	(9,676,587)	(1,823,929)
Comprehensive Loss for the Period	(11,629,440)	(4,499,012)	(13,477,551)	(11,341,799)	(1,895,667)
Basic and diluted loss per Common Share	(2.55)	(3.09)	(9.77)	(10.60)	(2.40)
Total Assets	16,017,074	5,607,044	10,402,562	7,539,773	4,201,833
Net Assets	9,152,072	(4,274,003)	(536,857)	4,455,512	1,974,128
Capital Stock (1)	40,205,997	25,980,117	25,974,742	19,419,004	4,193,735
Number of Shares Adjusted to Reflect Changes in Capital	5,776,098	1,455,098	1,454,848	1,131,467	784,380
Dividends Declared per Share	—	—	—	—	—

(1)	Excluding long-term debt and redeemable preferred stock.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Management has forecasted that ESSA’s working capital will be sufficient to execute its planned expenditures for the coming fiscal year provided there are no significant changes in capital structure and debt obligations, but not sufficient to fund a Phase 1 study of a next-generation aniten compound. ESSA will require significant additional capital resources to continue and expand its business, including the development of its preclinical Aniten series of compounds (“Aniten”). Advancing ESSA’s novel and proprietary therapies or acquisition and development of any new products or product candidates will require considerable resources and additional access to capital. In addition, ESSA’s future cash requirements may vary materially from those now expected. For example, ESSA’s future capital requirements may increase if:

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

ESSA could potentially seek additional funding through strategic collaborations, alliances and licensing arrangements, through public or private equity or debt financing, or through other transactions. However, if sales are slow to increase or if capital market conditions in general, or with respect to life sciences companies such as ESSA’s, are unfavorable, ESSA’s ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. There is no certainty that any such financing will be provided or provided on favorable terms.

If sufficient capital is not available, ESSA may be required to delay or abandon its business expansion or R&D projects, either of which could have a material adverse effect on ESSA’s business, financial condition, prospects or results of operations.

ESSA may not be able to raise additional capital on favorable terms, which may result in dilution to ESSA’s existing shareholders, restrictions on ESSA’s operations or the requirement for ESSA to relinquish rights to technologies or any future product candidates.

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

On November 18, 2016, the Company entered into a loan and security agreement (the “SVB Term Loan”) with Silicon Valley Bank (“SVB”), providing for a capital term loan facility in the total amount of up to $10,000,000. The Company initially drew down $8,000,000 of the SVB Term Loan, and had a conditional option to draw down an additional $2,000,000 by July 31, 2017 upon (i) positive data for its ongoing Phase I clinical trial of EPI-506 and (ii) receipt of the third and final tranche of the CPRIT Grant of $5,422,000. As the Company is not proceeding with the development of EPI-506, the conditional option for the additional $2,000,000 has expired. The SVB Term Loan bears interest at a rate of the WSJ Prime Rate plus 3% per annum and will mature on September 1, 2020. The SVB Term Loan requires a final payment of 8.6% of the amount advanced, due upon the earlier of the maturity or termination of the SVB Term Loan. The Company was required to make interest only payments until December 31, 2017. The SVB Term Loan is secured by a perfected first priority lien on all of the Company’s assets, with a negative pledge on intellectual property. The SVB Term Loan does not contain any financial covenants.

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

Further, in the event of the Company’s breach of the agreement with SVB providing for the SVB Term Loan, the Company may be required to repay any outstanding amounts earlier than anticipated and the lenders may foreclose on their security interest in the Company’s assets.

SVB may also declare the Company to be in breach of the SVB Term Loan agreement in the event of a “Material Adverse Change”, which has been defined to include a material impairment in the Company’s assets acting as collateral under the SVB Term Loan, a material adverse change in the business, operations or condition (financial or otherwise) of the Company, or a material impairment of the prospect of repayment of any portion of its debt obligations. There can be no guarantee that the Company will not experience a “Material Adverse Change”.

The Company remains subject to the restrictions and conditions of the CPRIT Agreement. Failure to comply with the CPRIT Agreement may adversely affect ESSA’s financial condition and results of operations.

ESSA has relied on the CPRIT Grant to fund a portion of its preclinical and clinical development costs of clinical candidate EPI-506. The total of the CPRIT Grant was US$12 million, of which ESSA has received a total of US$11.7 million to date, as follows: US$2.8 million (on grant execution), US$3.7 million (upon the clearance of the IND of EPI-506, ESSA’s first-generation agent, by the FDA) and US$5.2 million (upon commencement of the Phase I clinical trial of EPI-506). The CPRIT Grant is subject to various requirements, including ESSA’s compliance with the scope of work outlined in the CPRIT Agreement and demonstration of its progress towards achievement of the milestones set forth in the CPRIT Agreement. If ESSA fails to comply with the terms of the CPRIT Agreement, is found to have used any grant proceeds for purposes other than intended, or fails to maintain the required level of operations in the State of Texas for three years following the final payment of grant funds, CPRIT could determine that ESSA is in default of its obligations under the CPRIT Agreement and could, among other things, seek reimbursement of all proceeds of the CPRIT Grant received by ESSA. ESSA has received and responded to a request for information from CPRIT regarding the nature and extent of the Company’s operations in Texas. Although the Company believes it has at all times acted in compliance with the CPRIT Agreement and believes its response to CPRIT’s request for information is satisfactory, there can be no assurance that CPRIT will agree with ESSA’s determination. If ESSA is found to be in default under the CPRIT Agreement and such default is not waived by CPRIT, the Company may not receive the remaining funds of the CPRIT Grant or could be required to reimburse all of the CPRIT Grant. ESSA cannot be certain that its assets or cash flows or ability to raise additional capital will be sufficient to fully repay the CPRIT Grant. Being required to reimburse all or a portion of the CPRIT Grant would impact ESSA’s ongoing operations, which could materially and adversely affect its financial condition and results of operations.

ESSA’s 2018 year-end financial statements state that its recurring losses and limited cash resources raise substantial doubt as to its ability to continue as a going concern.

ESSA’s financial statements for the year ended September 30, 2018 were prepared on a “going concern basis” and the audit report contains a “going concern qualification” (see the Audit Report on the Financial Statements for the year ended September 30, 2018 and Note 1 to those Financial Statements). ESSA’s financial statements assume it will continue as a going concern, but to be able to do so it will need to raise additional capital to fund its operations until positive operating cash flow is achieved, if ever. As at September 30, 2018, ESSA had working capital of $12,252,309, which the Company anticipates will fund operations through September 2019, provided there are no significant changes in capital structure and debt obligations. There can be no assurance that ESSA will be able to raise sufficient additional capital at terms commercially acceptable, if at all, to continue its operations.

The Company has incurred significant losses in every quarter since its inception and anticipates that it will continue to incur significant losses in the future and may never generate profits from operations or maintain profitability.

ESSA is a preclinical stage pharmaceutical company with a limited operating history. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. ESSA does not have any products approved by regulatory authorities for marketing or commercial sale and has not generated any revenue from product sales, or otherwise, to date. Furthermore, ESSA continues to incur significant research, development and other expenses related to its ongoing operations. As a result, ESSA is not profitable and has incurred losses in every reporting period since inception in 2009. For the years ended September 30, 2018, September 30, 2017 and September 30, 2016, ESSA reported net losses of $11,629,440, $4,499,012 and $13,139,788, respectively. As of September 30, 2018, ESSA had an accumulated deficit since inception of $44,369,086.

The Company expects to continue to incur significant expenses and operating losses for the foreseeable future. ESSA anticipates these losses will increase as it continues the research and development of, and seeks regulatory approvals for, any of its potential future product candidates and potentially begins to commercialize any products that may achieve regulatory approval. ESSA may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its financial condition. The size of ESSA’s future net losses will depend, in part, on the rate of future growth of ESSA’s expenses and ESSA’s ability to generate revenues. The Company’s prior losses and expected future losses have had and will continue to have an adverse effect on the Company’s financial condition.

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

The Company’s operations to date have been primarily limited to organizing and staffing ESSA, acquiring the in-licensing of intellectual property, discovering and developing novel small molecule product candidates, conducting preliminary preclinical research, and execution of a Phase I clinical study of a first-generation agent. ESSA is a development stage company with limited operating history and no revenue. ESSA has not identified a product candidate to advance through clinical development and does not have any products ready for commercialization. Consequently, evaluating ESSA’s performance, viability or future success will be more difficult than if ESSA had a longer operating history or approved products on the market.

ESSA’s Product Candidate and Regulatory Matters

ESSA does not currently have a clinical product candidate. If ESSA is unable to identify a product candidate that is suitable for advancing into clinical trials, its business would be materially harmed.

Due to a strategic shift in the Company’s business focus away from the development of EPI-506, ESSA is currently conducting preclinical studies on a select group of next-generation Aniten molecules, but has not yet identified a lead product candidate suitable for advancing into clinical trials. Accordingly, ESSA continues to evaluate its next-generation Aniten compounds to determine which, if any, are ready to move further into preclinical and clinical development. If ESSA determines that its next-generation Aniten compounds do not contain any product candidates worthy of development or cannot obtain regulatory approval for clinical development, its business would be materially harmed.

ESSA’s future success is dependent primarily on the regulatory approval and commercialization of a single product candidate, which has not yet been selected and which is still in the preclinical stage.

The Company does not have any products that have obtained regulatory approval for clinical development or commercialization. Currently, ESSA is engaged in the preclinical stage of identifying a product candidate to take forward from its Aniten series of compounds through preclinical and clinical development to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and potential therapeutic benefits of such a candidate in patients with metastatic castration-resistant prostate cancer (“CRPC”), and to ultimately receive regulatory approval. As a result, the Company’s near-term prospects, including its ability to finance its operations and generate revenue, are substantially dependent on its ability to obtain regulatory approval for, and, if approved, to successfully commercialize a product candidate in a timely manner. ESSA cannot commercialize future product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, ESSA cannot commercialize future product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. The FDA review process typically varies in time and may take years to complete and approval is not guaranteed. Obtaining regulatory approval and successful commercialization of ESSA’s product candidates will depend on many factors, including, but not limited to, the following:

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

The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, pricing, export, import and distribution of drug products developed by ESSA or ESSA’s future collaborative partners, if any, is subject to extensive regulation by federal, provincial, state and local governmental authorities and those regulations differ from country to country. ESSA’s potential future product candidates will be principally regulated in the United States by the FDA, in the European Union by the EMA and the regulators in the individual European Union member countries, in Canada by the TPD, and by other similar regulatory authorities in Japan and other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, is time-consuming and has become more costly than in the past. Any product developed by ESSA or ESSA’s future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

ESSA will not be permitted to market any potential products in the United States, Europe, Japan, Canada or in other countries where ESSA intends to market its potential future product candidates until such product candidate receives approval of a NDA from the FDA or similar approval in other countries as restrictions apply. In the United States, the FDA generally requires the completion of preclinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before an NDA is approved. This process can take many years and require the expenditure of substantial resources and may include post-marketing studies and surveillance. Regulatory authorities in other jurisdictions impose similar requirements. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization. To date, the Company has not submitted an NDA for any of the Company’s potential products to the FDA or comparable applications to other regulatory authorities. If the Company’s development efforts for potential products are not successful for the treatment of CRPC and regulatory approval is not obtained in a timely fashion or at all, the Company’s business will be adversely affected.

The receipt of required regulatory approvals for the Company’s potential future products is uncertain and subject to a number of risks, including the following:

•	the FDA, IRBs or comparable foreign regulatory authorities may disagree with the design or implementation of the Company’s clinical trials;

•	the Company may not be able to provide acceptable evidence of the safety, efficacy or quality of its potential products;

•	the results of the Company’s clinical trials may not meet the level of statistical or clinical significance required by the FDA or other regulatory agencies for marketing approval;

•	the dosing of the Company’s potential products in a particular clinical trial may not be at an optimal level;

•	patients in the Company’s clinical trials may suffer adverse effects for reasons that may or may not be related to the Company’s potential products;

•	the data collected from the Company’s clinical trials may not be sufficient to support the submission of an NDA for the Company’s potential products or to obtain regulatory approval in the United States, Europe, Japan, Canada, or elsewhere;

•	the FDA or comparable foreign regulatory authorities may find deficiencies in the manufacturing processes or facilities of third-party manufacturers with which the Company contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering the Company’s clinical data insufficient for approval.

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

Until September 2017, ESSA was largely dependent on the success of EPI-506, the development of which it has now suspended. All of the Company’s other potential future product candidates are still in preclinical development, and accordingly ESSA’s business is now dependent on its ability to successfully identify and develop much earlier stage product candidates. If ESSA is unable to develop these potential future product candidates in a timely manner, its business will be materially harmed.

Until September 2017, ESSA’s business prospects and potential product revenues were largely dependent upon its ability to obtain regulatory approval of, and successfully commercialize, EPI-506. Due to a strategic shift in the Company’s business focus, it is now dependent on the successful identification and development of preclinical stage Aniten compounds.

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

This process involves a high degree of risk and takes many years, and success is never guaranteed. ESSA’s Aniten compound development efforts may fail for many reasons, including:

•	ESSA’s inability to secure the funds to continue the operation of its business;

•	failure of potential future product candidates in nonclinical studies;

•	delays or difficulty enrolling patients in clinical trials, particularly for disease indications with small patient populations;

•	patients exhibiting adverse reactions to potential future product candidates or indications of other safety concerns;

•	insufficient clinical trial data to support the bioequivalence of one or more of ESSA’s potential future product candidates with the applicable reference product;

•	inability to manufacture sufficient quantities of potential future product candidates for development or commercialization activities in a timely and cost-efficient manner, if at all;

•	potential patent litigation with innovator companies or others who may hold patents;

•	failure to obtain, or delays in obtaining, the required regulatory approvals for potential future product candidates, the facilities or the processes used to manufacture such product candidates;

•	changes in the regulatory environment, including pricing and reimbursement that make development of ESSA’s potential future product candidates no longer desirable; or

•	ESSA’s inability, in any future clinical trial that might require one or more comparative products, to obtain on a timely basis supplies of the applicable reference products to which its potential future product candidates must be compared.

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

If any of ESSA’s potential future product candidates receive marketing approval and it or others later identify undesirable or unacceptable side effects caused by such products:

•	regulatory authorities may require us to take ESSA’s approved product off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•	it may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	it may be subject to limitations on how it may promote or distribute the product;

•	sales of the product may decrease significantly;

•	it may be subject to litigation or product liability claims; and

•	ESSA’s reputation may suffer.

Any of these events could prevent ESSA or its future collaborative partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent ESSA from generating significant revenue from the sale of ESSA’s products.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, results of earlier studies and trials may not be predictive of future trial results and ESSA’s potential future product candidates may not have favorable results in later trials or in the commercial setting.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. ESSA’s planned clinical trials may produce negative or inconclusive results, and ESSA or any of its current and future collaborators may decide, or regulators may require ESSA, to conduct additional clinical or preclinical testing. The results of preclinical studies and early clinical trials may not be predictive of the results of later-stage clinical trials. Preclinical tests and Phase I and Phase II clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favorable results in early trials may not be repeated in later trials. The Company cannot assure you that the FDA, TPD or EMA or other similar government bodies will view the results as the Company does, or that any future trials of ESSA’s proposed products for other indications will achieve positive results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials.

A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Any future clinical trial results for ESSA’s proposed products may not be successful. Similarly, preclinical interim results of a clinical trial do not necessarily predict final results. A number of factors could contribute to a lack of favorable safety and efficacy results for ESSA’s proposed products for other indications. For example, such trials could result in increased variability due to varying site characteristics, such as local standards of care, differences in evaluation period and due to varying patient characteristics including demographic factors and health status. There can be no assurance that the Company’s clinical trials will demonstrate sufficient safety and efficacy for the FDA EMA to approve ESSA’s potential products for the treatment of CRPC, or any other indication that the Company may consider in any additional NDA or NDS submissions for ESSA’s potential products.

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

ESSA completed a Phase I clinical trial for EPI-506 which will not be taken forward into Phase II. ESSA will have to complete a Phase I clinical trial for any future product candidates. Additionally, ESSA will need to conduct Phase II and Phase III of clinical trials, which it has not previously undertaken. The conduct of Phase III clinical trials and the submission of a successful IND or CTA and NDA or NDS is a complicated process. As an organization, ESSA has limited experience in preparing, submitting and prosecuting regulatory filings and has not submitted an NDA or NDS. ESSA’s interactions with the FDA to date have been limited to the completed EPI-506 clinical trial. Consequently, even if ESSA’s initial clinical trials are successful, the Company may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to NDA or NDS submission and approval of ESSA’s proposed products or any other future product candidate ESSA may develop. The Company may require more time and incur greater costs than competitors and may not succeed in obtaining regulatory approvals of products that the Company develops. Failure to commence or complete, or delays in, ESSA’s planned clinical trials, would prevent ESSA from or delay ESSA in commercializing proposed products or any other future product candidate ESSA develops.

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

Even if the Company obtains U.S., Canadian or European regulatory approval for a future product candidate, which would not occur until the Company successfully completes multiple clinical trials, including Phase III clinical trials, the FDA, TPD or EMA may still impose significant restrictions on its indicated uses or marketing or the conditions of approval, or impose ongoing requirements for potentially costly and time-consuming post-approval studies, including Phase 4 clinical trials or clinical outcome studies and post-market surveillance to monitor the safety and efficacy of ESSA’s potential products. Even if the Company secures U.S., Canadian or European regulatory approval, the Company would continue to be subject to ongoing regulatory requirements governing manufacturing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, recordkeeping and reporting of adverse events and other post-market information. These requirements include registration with the FDA, as well as continued compliance with GCP obligations, for any clinical trials that the Company conducts post approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents.

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

Sales and marketing of pharmaceutical products are subject to extensive federal and state or other laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing and are also subject to consumer protection and unfair competition laws. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on ESSA and ESSA’s collaborators. To the extent any future ESSA products are marketed by collaborators, ESSA’s ability to ensure their compliance with applicable regulations will be limited. In addition, ESSA is subject to regulations governing the design, testing, control, manufacturing, distribution, labeling, quality assurance, packaging, storage, shipping, import and export of ESSA’s products and product candidates.

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

Product development costs for any of ESSA’s potential products will increase if it has delays in testing or approval or if the Company needs to perform more or larger clinical studies than planned. Additionally, changes in regulatory requirements and policies may occur and the Company may need to amend clinical study protocols to reflect these changes. Amendments may require the Company to resubmit its clinical study protocols to the FDA, EMA, TPD or similar regulatory authorities or IRBs for re-examination, which may impact the costs, timing or successful completion of that study. Any delays in completing the Company’s future clinical trials will increase its costs, slow down its development and approval process and jeopardize its ability to generate revenues. Any of these occurrences may have a material adverse effect on the Company’s business, financial condition and prospects.

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

In recent years, the U.S. Congress has considered reductions in Medicare reimbursement levels for drugs administered by physicians. CMS also has authority to revise reimbursement rates and to implement coverage restrictions for some drugs. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price ESSA can receive for those products, if approved. While Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

In March 2010, the Patient Protection and Affordable Care Act (the “ACA”) was signed into law. This law substantially changes the way healthcare is financed by both governmental and private insurers in the United States, and significantly impacts the pharmaceutical industry. The ACA is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms. Among other things, the ACA imposed an annual fee on manufacturers of branded prescription drugs, increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; expanded the healthcare fraud and abuse laws, implemented a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer discounts off negotiated prices; expanded the eligibility criteria for Medicaid programs; expanded the entities eligible for discounts under the Public Health Service Act pharmaceutical pricing program; and imposed a number of substantial new compliance provisions related to pharmaceutical companies' interactions with healthcare practitioners. If not repealed or amended, it is likely that the Affordable Care Act will continue the pressure on pharmaceutical pricing, especially under the Medicare and Medicaid programs, and may also increase our regulatory burdens and operating costs

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, including a January 2017 Executive Order issued by President Trump that directed federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers , health insurers or manufacturers of pharmaceutical or medical devices. President Trump and the United States Congress have also proposed repealing and replacing the ACA, including the insurance mandate. It remains to be seen, however, precisely what the new legislation would provide, when it will be enacted and what impact it will have on the availability of healthcare and containing of lowering the cost of healthcare. Such reforms, however, could have an adverse effect on anticipated revenue from product candidates that ESSA may successfully develop and for which ESSA may obtain marketing approval and may affect ESSA’s overall financial condition and ability to develop or commercialize product candidates. For example, it is possible that these repeal and replacement initiatives, if enacted into law, could ultimately result in fewer individuals having health insurance coverage or in individuals having insurance coverage with less generous benefits. The scope of potential future legislation to repeal and replace the ACA provisions is highly uncertain in many respects, as is the effect of such future legislation on ESSA’s business and prospects.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. Beginning April 1, 2013, Medicare payments for all items and services, including drugs and biologics, were reduced by 2% under the sequestration (i.e., automatic spending reductions) required by the Budget Control Act of 2011 and will remain in effect through 2027, unless additional Congressional action is taken. Similarly, in January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. New laws may result in additional reductions in Medicare and other healthcare funding, which may materially adversely affect future customer demand and affordability for any future our products, if approved and, accordingly, the results of our financial operations.

Further, the FDA's policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act (“Cures Act”) was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and biologics and spur innovation, but its ultimate implementation is unclear. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability. In addition, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 (“Right to Try Act”) was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act. ESSA cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on its product candidates, if any, may be.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action in the United States. For example, the Trump Administration has issued a number of Executive Orders, applicable to all executive agencies, including the FDA, which imposes budget restriction on agencies contemplating issuing new regulations and requires such agencies to identify at least two existing regulations to be repealed, unless prohibited by law. It is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA's ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA's ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Also, there has been heightened governmental scrutiny recently over the manner in which pharmaceutical companies set and advertise prices for their marketed products, which have resulted in several Congressional inquiries and proposed federal legislation, as well as state efforts, designed to, among other things, bring more transparency to product pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a “Blueprint,” or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. For example, the CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019, and also proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. While some proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states in the United States are increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

ESSA has extensively relied upon and plans to continue to extensively rely upon entities outside of its control, including academic institutions and CROs, to monitor and manage data for its ongoing preclinical and clinical programs. ESSA relies on these parties for execution of its preclinical studies and clinical trials, and it controls only some aspects of their activities. Nevertheless, ESSA is responsible for ensuring that each of its studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and ESSA’s reliance on academic institutions and CROs does not relieve it of these responsibilities. ESSA also relies on third parties to assist in conducting its preclinical studies in accordance with GLP and the Animal Welfare Act requirements. ESSA and the third parties that it relies on are required to comply with federal regulations and current GCP, which are international standards meant to protect the rights and health of patients that are enforced by the FDA and comparable foreign regulatory authorities for all of ESSA’s products in clinical development. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If ESSA or any of the third parties it relies on fail to comply with applicable GCP, the clinical data generated in ESSA’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require ESSA to perform additional clinical trials before approving ESSA’s marketing applications. ESSA cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical trials comply with GCP requirements. In addition, ESSA’s clinical trials must be conducted with product produced under cGMP requirements. Failure to comply with these regulations may require ESSA to repeat preclinical studies and clinical trials, which would delay the regulatory approval process.

The third parties that ESSA relies upon are not its employees, and except for remedies available to the Company under its agreements with such third parties, ESSA cannot control whether or not they devote sufficient time and resources to the Company’s ongoing clinical, nonclinical and preclinical programs. Academic institutions may not operate under the same commercial standards as other third-party CROs that undertake such work and may not be able to devote adequate time and resources to preclinical studies. If academic institutions or CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the preclinical or clinical data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, ESSA’s preclinical or clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize future product candidates. As a result, ESSA’s results of operations and the commercial prospects for its future product candidates would be harmed, its costs could increase and its ability to generate revenues could be delayed.

Because ESSA has relied on third parties, its internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to ESSA’s standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires ESSA to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. ESSA currently has a small number of employees, which limits the internal resources we have available to identify and monitor third-party providers. To the extent ESSA is unable to identify and successfully manage the performance of third-party service providers in the future, its business may be adversely affected. Though ESSA carefully manages its relationships with academic institutions and CROs, there can be no assurance that it will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on ESSA’s business, results of operations, financial condition and cash flows and future prospects.

If ESSA’s relationships with academic institutions or CROs terminate, its drug development efforts could be delayed.

ESSA relies on entities outside of its control, including academic institutions and CROs, for preclinical studies and clinical trials related to its drug development efforts. Switching or adding additional academic institutions or CROs would involve additional cost and would require management time and focus. The academic institutions and CROs that ESSA relies on have the right to terminate their agreements with the Company in the event of an uncured material breach. If any of ESSA’s relationships with academic institutions or CROs terminate, the Company could experience a significant delay in identifying, qualifying and managing performance of a comparable third-party service provider, which could adversely affect its development programs. In addition, there is a natural transition period when a new academic institution or CRO commences work and the new academic institution or CRO may not provide the same type or level of services as the original provider. ESSA may not be able to enter into arrangements with alternative academic institutions or CROs or be able to do so on commercially reasonable terms.

ESSA has limited experience manufacturing product candidates on a large clinical or commercial scale and has no manufacturing facility. As a result, ESSA may in the future be dependent on third party manufacturers for the manufacture of potential future product candidates as well as on third parties for ESSA’s supply chain, and if ESSA experiences problems with any future third parties, the manufacturing of ESSA’s potential future product candidates or products could be delayed.

ESSA does not own or operate facilities for the manufacture of future potential product candidates. ESSA currently has no plans to build internal clinical or commercial scale manufacturing capabilities. As a result, ESSA potentially may rely on third-party contract manufacturing organizations, in the future, for the manufacture of active pharmaceutical ingredients for ESSA’s potential products. Also, ESSA may potentially rely on another contract manufacturing organization for the production of the final product formulation. To meet ESSA’s projected potential needs for clinical supplies to support its activities through regulatory approval and commercial manufacturing, the contract manufacturing organizations with whom ESSA may potentially work will need to increase the scale of production. ESSA may need to identify additional contract manufacturing organizations for continued production of supply for product candidates in the event the current potential contract manufacturing organizations ESSA chooses to utilize are unable to scale production, or if ESSA otherwise experiences any problems with them. Although alternative third-party suppliers with the necessary manufacturing and regulatory expertise and facilities exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers. ESSA may encounter technical difficulties or delays in the transfer of any future potential product manufacturing on a commercial scale to additional third-party manufacturers. ESSA may be unable to enter into agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms. If ESSA is unable to arrange for alternative third-party manufacturing sources or to do so on commercially reasonable terms or in a timely manner, ESSA may not be able to complete development of its potential product candidates, market or distribute them.

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

Periodic maintenance and annuity fees on any issued patent are due to be paid to the United States Patent and Trademark Office (“USPTO”) and other foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If ESSA or its future potential licensors fail to maintain the patents and patent applications covering product candidates, ESSA’s competitive position would be adversely affected.

Other Risks Related to ESSA’s Business

The Company’s business and operations would suffer in the event of computer system failures or security breaches.

In the ordinary course of ESSA’s business, the Company collects, stores and transmits confidential information, including intellectual property, proprietary business information and personal information. Despite the implementation of security measures, ESSA’s internal computer systems, and those of other third parties on which the Company relies, are vulnerable to damage from computer viruses, unauthorized access, cyberattacks, natural disasters, fire, terrorism, war and telecommunication and electrical failures. Cyberattacks are increasing in their frequency, sophistication and intensity. Cyberattacks could include the deployment of harmful malware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Significant disruptions of ESSA’s information technology systems or security breaches could adversely affect ESSA’s business operations and/or result in the loss, misappropriation, and/or unauthorized access, use or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), and could result in financial, legal, business and reputational harm to the Company. If such disruptions were to occur and cause interruptions in ESSA’s operations, it could result in a material disruption of ESSA’s drug development program. For example, the loss of preclinical study or clinical trial data from completed, ongoing or planned preclinical studies or clinical trials could result in delays in ESSA’s efforts to identify a potential future product candidate and significantly increase its costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of, or damage to, ESSA’s data or applications, or inappropriate disclosure of confidential or proprietary information, the Company could incur liability and the further development of EPI compounds or the Company’s potential future product candidates could be delayed.

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

Several key areas of ESSA’s business depend on the use of information technologies. Despite ESSA’s best efforts to prevent such behavior, third-parties may nonetheless attempt to hack into ESSA’s systems and obtain data relating to ESSA’s preclinical studies or proprietary information on potential products. If ESSA fails to maintain or protect ESSA’s information systems and data integrity effectively, ESSA could lose or have difficulty attracting customers, have difficulty preventing, detecting and controlling fraud, have regulatory sanctions or penalties imposed, experience increases in operating expenses, incur expenses or lose revenues, or suffer other adverse consequences as a result of a data privacy breach. While ESSA has invested in the protection of data and information technology, there can be no assurance that ESSA’s efforts, or those of ESSA’s third-party collaborators, if any, to implement adequate security and quality control measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could have a material adverse effect on ESSA’s business, operating results and financial condition.

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

Also, the anticipated benefit of any joint venture or acquisition may not materialize or such strategic alliance, joint venture or acquisition may be prohibited. In November 2016, ESSA entered into the SVB Term Loan, which restricts ESSA’s ability to pursue certain mergers, acquisitions, amalgamations or consolidations that it may believe to be in its best interest. Additionally, future acquisitions or dispositions could result in potentially dilutive issuances of ESSA’s equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm ESSA’s financial condition. ESSA cannot predict the number, timing or size of future joint ventures or acquisitions, or the effect that any such transactions might have on its operating results.

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

As a public company, ESSA incurs significant legal, accounting and other expenses that it did not incur as a private company or as a Canadian public company. For example, ESSA is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. ESSA’s continued compliance with these requirements increase its legal and financial compliance costs and make some activities more time consuming and costly. In addition, ESSA’s management and other personnel need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, ESSA may or in the future incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley, which involves annual assessments of a company’s internal controls over financial reporting. ESSA may in the future need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. ESSA cannot always predict or estimate the amount of additional costs incurred as a result of being a public company or the timing of such costs.

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

In addition, as a foreign private issuer, ESSA has the option to follow certain Canadian corporate governance practices rather than those required of U.S. domestic issuers, except to the extent contrary to U.S. securities laws, and provided that ESSA disclose the requirements ESSA is not following and describe the Canadian practices ESSA follows instead. As a result, ESSA’s shareholders may not have the same protections afforded to shareholders of companies that are subject to all domestic U.S. corporate governance requirements.

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

ESSA is and there is a risk that ESSA may continue to be a “passive foreign investment company” which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors.

ESSA believes it was classified as a PFIC for the taxable year ending September 30, 2018, and believes it may be classified as a PFIC for the current taxable year and in future taxable years. However, the determination as to whether ESSA is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. If ESSA is a PFIC for any taxable year during which a U.S. Holder (as defined under “Certain United States Federal Income Tax Considerations”) holds the Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their own tax advisors regarding the consequences of ESSA being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a qualified electing fund (“QEF”) election (including a protective election), which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

The Company’s status as an Emerging Growth Company and the reduced disclosure requirements applicable to Emerging Growth Companies, may make the Common Shares less attractive to investors.

ESSA is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley.

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

ESSA could be an emerging growth company until the last day of the first fiscal year following the fifth anniversary of its U.S. initial public offering, although circumstances could cause ESSA to lose that status earlier if annual revenues exceed US$1.07 billion, if ESSA issues more than US$1.0 billion in non-convertible debt in any three-year period or if ESSA becomes a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

It may be difficult for United States investors to effect services of process or enforcement of actions against the Company or certain of its directors and officers under U.S. federal securities laws.

The Company is incorporated under the laws of the Province of British Columbia, Canada. Its directors and officers reside in Canada or the United States. Because a number of these persons and a substantial portion of the assets of the Company are located outside the United States, it will be difficult for United States investors to effect service of process in the United States upon the Company or the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act or other United States laws. There is substantial doubt as to whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities and whether a judgment of a United States court predicated solely upon such civil liabilities would be enforceable in Canada by a Canadian court.

Risks Relating to ESSA’s Common Shares

ESSA’s Common Shares could be delisted from the Nasdaq, which could affect ESSA’s Common Shares' market price and liquidity.

The Company’s listing on the Nasdaq is contingent upon meeting all the continued listing requirements of the Nasdaq, which include maintaining (i) a minimum bid price of not less than $1.00 per share and (ii) either a minimum stockholders’ equity of $2,500,000, a minimum market value of $35 million or a minimum $500,000 of net income from continuing operations. Nasdaq listing rules provide that noncompliance with such requirements exists if the deficiency continues for a period of 30 consecutive business days.

If the Company’s Common Shares are delisted from the Nasdaq, its ability to raise capital in the future may be limited. Delisting could also result in less liquidity for the Company’s shareholders and a lower share price. Such a delisting would likely have a negative effect on the price of the Company’s Common Shares and could impair the Company shareholders’ ability to sell or purchase the Company’s Common Shares. For example, the Company’s shareholders in the United States may be required to resell their shares on the TSX-V if a liquid over-the-counter trading market did not develop in the United States following a delisting. In the event of a delisting, the Company would expect to take actions to restore its compliance with the Nasdaq’s listing requirements, but it can provide no assurance that any action taken by the Company would result in its Common Shares becoming listed again, or that any such action would stabilize the market price or improve the liquidity of its Common Shares.

The market price and trading volume of ESSA's Common Shares may be volatile, which could result in rapid and substantial losses for its shareholders or securities litigation.

The market price of ESSA's Common Shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in the Common Shares may fluctuate and cause significant price variations to occur as demonstrated by ESSA’s share price’s low on the TSX (C$3.00) and corresponding high (C$9.00), after giving effect to the Consolidation, for the year ended September 30, 2018. For the year ended September 30, 2018, ESSA’s share price’s low on the Nasdaq was $2.67 and high was $7.00, after giving effect to the Consolidation. The market price of the Common Shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect ESSA's share price or result in fluctuations in the price or trading volume of the Common Shares include:

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

Maintaining effective internal control over financial reporting is necessary for ESSA to produce reliable financial reports and is important in helping to prevent financial fraud. If ESSA is unable to maintain adequate internal controls, ESSA’s business and operating results could be harmed. As a non-accelerated public company, ESSA is not currently required to comply with Section 404(b) of the Sarbanes-Oxley Act. ESSA is not considered a “venture issuer” under applicable Canadian securities laws by virtue of having its securities listed on the Nasdaq. Non-venture issuers must establish and maintain disclosure controls and procedures and internal control over financial reporting. ESSA will be required to certify that it has established disclosure controls and procedures and internal controls over financial reporting for the period ended September 30, 2018. Pursuant to National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”), ESSA evaluates how to document and test internal control procedures to satisfy the requirements of Section 404(a) of Sarbanes-Oxley and the related rules of the SEC and NI 52-109, which require, among other things, ESSA’s management to assess annually the effectiveness of ESSA’s internal control over financial reporting. During the course of this documentation and testing, ESSA may identify weaknesses or deficiencies that ESSA may be unable to remedy.

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

The process of designing and implementing effective internal controls and procedures, and expanding ESSA’s internal accounting capabilities, is a continuous effort that requires ESSA to anticipate and react to changes in ESSA’s business and the economic and regulatory environments and expend significant resources to establish and maintain a system of internal controls that is adequate to satisfy ESSA’s reporting obligations as a public company. The standards that must be met for management to assess the internal control over financial reporting as effective are complex, and require significant documentation, testing and possible remediation to meet the detailed standards. ESSA cannot be certain at this time whether the Company will be able to successfully complete the continuing implementation of controls and procedures or the certification and attestation requirements of Section 404(a) of Sarbanes-Oxley and NI 52-109 on a continuous basis.

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

Although ESSA has listed the Common Shares on the Nasdaq and the TSX-V, an active trading market for the Common Shares may not be sustained. For example, certain trading days in the year ended September 30, 2018 resulted in no volume of trading of ESSA’s Common Shares on either of the Nasdaq or the TSX. If an active trading market for the Common Shares is not maintained, the liquidity of the Common Shares and the prices that may be obtained for the Common Shares will be adversely affected.

ESSA's Common Shares may be thinly traded, the prices at which Common Shares trade are volatile and the buying or selling actions of a few shareholders may adversely affect ESSA's share price.

As of September 30, 2018, ESSA's public float, which is defined as Common Shares outstanding minus Common Shares held by officers, directors, or beneficial holders of greater than 10% of ESSA's outstanding Common Shares, represented approximately 56.4% of ESSA's outstanding Common Shares. In addition, the Company is aware of a number of significant shareholders, defined as a holding greater than 5%, who have participated in recent financings. The average number of shares traded in any given day over the past year has been relatively small compared to the public float. Thus, the actions of a few shareholders either buying or selling ESSA's Common Shares may adversely affect the price of the Common Shares. Historically, securities similar to ESSA's Common Shares have experienced extreme price and volume fluctuations that do not necessarily relate to operating performance and could result in rapid and substantial losses for shareholders.

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

1.	Name, Address and Incorporation; Trading Market

The Company was incorporated under the name “ESSA Pharma Inc.” pursuant to the Business Corporations Act (British Columbia) on January 6, 2009. The Company’s articles of incorporation (the “Articles”) were amended on December 16, 2010 to attach certain special rights and restrictions to the Common Shares, on April 22, 2014 to authorize the creation of a new class of preferred shares in the capital of the Company, issuable in one or more series, and again on July 28, 2014 to create the class A preferred shares in the capital of the Company (the “Preferred Shares”) and attach certain special rights and restrictions to such Preferred Shares.

The Company’s registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3. The Company’s head office is located at Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5.

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

2.	Summary Corporate History and Intercorporate Relationships

Intercorporate Relationships

The Company has one wholly-owned subsidiary, ESSA Pharmaceuticals Corp. (“ESSA Texas”), existing under the laws of the State of Texas. The head office of ESSA Texas is located at Suite 1400, 1001 Texas Avenue, Houston, Texas, USA 77002.

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

ESSA began substantive operations in 2010 with the licensing of intellectual property related to the research of Drs. Sadar and Andersen from the BC Cancer Agency and UBC (see “Patents and Proprietary Rights” in Item 4 of this Annual Report), and completion of a seed round financing. The 2010 seed financing raised a total of C$1,350,000 at a pre-Consolidation price of C$0.50 per Common Share from qualified investors on a private placement basis.

2012 to 2014

Between April and July 2012, ESSA undertook a second financing, raising an aggregate of C$2,390,000 at a price of C$320.00 per Common Share.

Also in 2012, ESSA applied to the Cancer Prevention and Research Institute of Texas (“CPRIT”) for a $12,000,000 grant (the “CPRIT Grant”) to help fund the clinical development of ESSA’s program. On July 9, 2014, the Chief Executive Officer of CPRIT executed the CPRIT Agreement of $12,000,000 to be used in connection with ESSA’s development of EPI-506 towards completion of the Phase I/II clinical trial.

The initial advance of $2,793,533 from the CPRIT Grant was received in the fiscal year ended September 30, 2014.

During the second quarter of 2014, in connection with certain obligations under the CPRIT Grant, the Company established a wholly-owned subsidiary, ESSA Pharmaceuticals Corp., under the laws of the State of Texas, to manage the NTD development project related to the CPRIT Grant.

On July 29, 2014, ESSA completed a brokered private placement offering, raising an aggregate of C$2,370,800 at a price of C$40.00 per Preferred Share.

On October 22, 2014 and October 23, 2014, the Company completed a private placement, raising gross proceeds of C$1,359,280 at a price of C$40.00 per Special Warrant, which were exercised into Preferred Shares on December 15, 2014.

Year Ended September 30, 2015

In January 2015, the Company issued the 218,182 special warrants at a price of US$55.00 per special warrant for gross proceeds of approximately $12,000,000 (the “2015 Special Warrant Financing”). Each 2015 Special Warrant was converted, without payment of any additional consideration, into one Common Share and deemed exercised upon completion of the Nasdaq listing in July 2015.

An IND application was filed with the FDA on March 31, 2015 and was approved on September 23, 2015, which permitted the Company to initiate its planned Phase I/II clinical trial of its novel agent, EPI-506. The Health Protection Branch of Health Canada issued a “no objection letter” on November 5, 2015, which allowed ESSA to include Canadian sites in its Phase I/II clinical study. Accordingly, the Company’s Phase I/II clinical trial of EPI-506 commenced in November 2015.

Year Ended September 30, 2016

In October 2015, ESSA received a second advance of $3,786,667 from the CPRIT Grant.

On January 7, 2016, Dr. David R. Parkinson was appointed as the Company’s President and Chief Executive Officer. Dr. Parkinson replaced Mr. Robert Rieder who announced his departure from the Company and resignation from the Board of the Company.

In January 2016, the Company completed a private placement of 227,273 units of the Company at $66.00 per unit for gross proceeds of approximately $15,000,000 (the “January 2016 Financing”). Each unit consists of one Common Share, one seven-year cash and cashless exercise warrant and one-half of one two-year cash exercise warrant (“Two-Year Warrants”, and together with the “Seven-Year Warrants”, the “2016 Warrants”). Each of the 2016 Warrants has an exercise price of $66.00.

On January 14, 2016, effective on the closing of the January 2016 Financing, Scott Requadt, then Managing Director of Clarus Ventures, LLC, was appointed to the Board of the Company. Pursuant to the terms of a subscription agreement between the Company and Clarus Lifesciences III, L.P. (“Clarus”) in connection with the January 2016 Financing, Clarus is entitled to nominate two directors to the Board of the Company, one of which must be an independent director and pre-approved by the Company. The nomination rights will continue for so long as Clarus holds greater than or equal to 53,030 Common Shares, subject to adjustment in certain circumstances.

On March 21, 2016, the Company completed a private placement of 83,333 Common Shares of the Company at $60.00 per share for aggregate gross proceeds of approximately $5,000,000 (the “March 2016 Financing”).

On August 1, 2016, the Company appointed Peter Virsik as Executive Vice-President and Chief Operating Officer.

Year Ended September 30, 2017

On November 18, 2016, the Company entered into the $10,000,000 SVB Term Loan, pursuant to which the Company initially drew down $8,000,000, and had a now-expired conditional option to receive an additional $2,000,000 by April 28, 2017, subsequently amended to July 31, 2017, upon (i) positive data for its ongoing Phase I clinical trial of EPI-506 and (ii) receipt of the third and final tranche of the CPRIT grant of $5,422,000. The SVB Term Loan bears interest at a rate of the Wall Street Journal Prime Rate plus 3% per annum and will mature on September 1, 2020. The SVB Term Loan requires a final payment of 8.6% of the amount advanced under the term loans, due upon the earlier of the maturity or termination of the term loan facility. The SVB Term Loan is secured by a perfected first priority lien on all the company’s assets, with a negative pledge on intellectual property. The SVB Term Loan is subject to standard events of default, including default in the event of a material adverse change. There are no financial covenants. Upon funding of the respective tranches, the Company granted to SVB warrants to purchase Common Shares equal to 4% of the amount advanced, divided by the exercise price of the warrants, based on the five-day volume-weighted average trading price of the Company’s Common Shares on the TSX-V, to be determined at the time of the issuance of the warrants. In connection with the initial $8,000,000 advance, the Company granted SVB and Life Sciences Loans II LLC an aggregate of 7,477 warrants, exercisable at a price of $42.80 per warrant for a period of seven years.

In January and March 2017, the Company received a total of $5,192,799 in advances from the CPRIT grant.

On July 20 and July 21, 2017, the Company received notifications from the Nasdaq indicating that it was not in compliance with two requirements for continued listing, being (i) the maintenance of a minimum bid price of $1.00 and (ii) either a minimum stockholders’ equity of $2,500,000, a minimum market value of $35,000,000 or a minimum of $500,000 of net income from continuing operations. Nasdaq listing rules provide that noncompliance with such requirements exists if the deficiency continues for a period of 30 consecutive business days. The Nasdaq granted grace periods for 180 calendar days, to January 15 and January 16, 2018, respectively, to regain compliance with these requirements. During this time, the Company’s Common Shares continued to be listed and traded on the Nasdaq. The Company subsequently regained compliance with the Nasdaq listing requirements, as described below.

In July 2017, the Company’s Executive Vice President of Research and Development, Paul Cossum, passed away.

On September 11, 2017, the Company announced the results from the Phase I portion of its clinical study of EPI-506 and its strategic decision to discontinue further clinical development of EPI-506. Instead, the Company implemented a corporate restructuring plan to focus its resources on a pre-clinical program around its next-generation Anitens targeting the AR-NTD. ESSA’s next-generation Aniten compounds represent a new class of drugs that are NTD inhibitors of the AR and are designed to improve upon a number of attributes of first-generation Aniten compound, EPI-506. The next-generation Anitens are more potent than EPI-506 or its active metabolite, EPI-002, as demonstrated in an in vitro assay measuring inhibition of AR transcriptional activity. In addition, the compounds are designed to improve upon the pharmaceutical properties of EPI-506 to enable a more efficient and cost-effective formulation approach. The Aniten program is currently at the IND lead-selection stage with an IND filing expected to occur nine to twelve months after the selection of an IND candidate.

Year Ended September 30, 2018

On November 27, 2017, the Company voluntarily delisted from the TSX and began trading its Common Shares on the TSX-V under the same symbol, “EPI”, to allow for improved operating efficiency, lower costs and enhanced financing flexibility, while providing shareholders continued liquidity on a recognized stock exchange.

On January 9 and 16, 2018, the Company closed the first and second tranches of the January 2018 Financing, respectively, issuing an aggregate of 4,321,000 common shares and 2,189,000 pre-funded warrants at a price of $4.00 each, for total gross proceeds of $26,040,000. Each pre-funded warrant is exercisable, for a nominal exercise price of $0.002, into one Common Share for a period of five years. In connection with the first tranche of the January 2018 Financing, the Company paid total cash commissions of $1,556,800, incurred other financing costs of $829,099 including $211,073 of deferred financing costs at September 30, 2017, and issued 238,937 broker warrants, each exercisable into one Common Share at a price of $4.00 per Common Share for a period of five years.

On January 16, 2018, effective on the closing of the January 2018 Financing, Hugo Beekman of Omega Fund Management, LLC (“Omega”), was appointed to the Board of the Company. Omega is entitled to nominate one director to the Board of the Company, who must be an independent director and pre-approved by the Company. These nomination rights will continue for so long as Omega holds at least 9.99% of the issued and outstanding Common Shares of the Company.

On January 18, 2018, the Company received notification from the Nasdaq indicating that (i) it had demonstrated compliance with the minimum stockholders’ equity standard upon completion of the January 2018 Financing, and (ii) a further grace period of 180 calendar days, to July 16, 2018, had been granted to the Company in relation to regaining a minimum bid price of $1.00. Effective April 25, 2018, the Company completed the Consolidation on a basis of one (1) post-Consolidation Common Share for every twenty (20) pre-Consolidation Common Shares. As a result, the Company issued a press release on May 10, 2018 that stated the Company received written confirmation from the Listing Qualifications Department of the Nasdaq notifying the Company that it had regained compliance with Nasdaq Listing Rule 5550(a)(2) as a result of maintaining the $1.00 minimum closing bid price for at least ten consecutive trading days. Nasdaq informed the Company that this matter was closed.

On January 26, 2018, the Company announced that Dr. Frank Perabo, the Company’s CMO, had resigned from the Company, effective January 31, 2018. Dr. Perabo continues to serve the Company in an advisory capacity.

On January 30, 2018, the voting agreement among certain of the Company’s shareholders, dated January 14, 2016, as further described in the Company’s management information circular dated January 27, 2017, was terminated.

On May 30, 2018, Mr. Beekman resigned from the Board of the Company as a result of his departure from Omega.

On June 28, 2018, the Company filed a registration statement on Form F-3 (the “Form F-3”) with the SEC, allowing the issuance of up to $100,000,000 in Common Shares, preferred shares, debt securities, subscription receipts, warrants or units of the Company. Concurrently, the Company filed a preliminary short form prospectus with securities regulators in the provinces of British Columbia, Alberta and Ontario.

On July 12, 2018, the Company filed an amendment to the Form F-3 with the SEC, concurrently with a final short form base shelf prospectus with securities regulators in the provinces of British Columbia, Alberta and Ontario. The Form F-3 was declared effective by the SEC on July 27, 2018 and, in conjunction with the Canadian final short form base shelf prospectus, will allow the Company to maintain financial flexibility.

Recent Developments

On October 1, 2018, the Company issued 535,000 Common Shares to Omega upon the exercise of 535,000 pre-funded warrants originally issued in the January 2018 Financing.

On October 18, 2018, Dr. Otello Stampacchia of Omega was appointed to the Board of the Company. Concurrently, the Company granted 12,000 stock options, exercisable at $3.58 per share for a period of ten years, to Dr. Stampacchia in relation to his appointment.

The SEC maintains an Internet site (http://www.sec.gov) that makes available reports and other information that the Company files or furnishes electronically with it. The Company’s Internet site can be found at http://www.essapharma.com.

B.	Business Overview

Introduction

ESSA is a pharmaceutical company currently in preclinical stage, focused on developing novel and proprietary therapies for the treatment of prostate cancer in patients whose disease is progressing despite treatment with current therapies, including abiraterone and enzalutamide. The Company believes its preclinical series of compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. Specifically, the compounds act by disrupting the AR signaling pathway, the primary pathway that drives prostate cancer growth, by preventing AR activation through selective binding to the Tau-5 region of the NTD of the AR. In this respect ESSA’s compounds differ from classical anti-androgens, which interfere either with the binding of androgens to the ligand-binding domain (“LBD”) located at the opposite end of the receptor from the NTD. A functional NTD is essential for activation of the AR; blocking the NTD inhibits AR-driven transcription and therefore androgen-driven biology. We believe that the transcription inhibition mechanism of ESSA’s preclinical series of compounds is unique and has the advantage of bypassing identified mechanisms of resistance to the anti-androgens currently used in the treatment of CRPC. The Company has been granted by the United States Adopted Names ("USAN") Council a unique USAN stem "-aniten" to recognize this new mechanistic class. The Company refers to this series of proprietary compounds, currently in development, as the Aniten series. In preclinical studies, blocking the NTD has demonstrated the capability to prevent AR-driven gene expression. A recently completed Phase I clinical trial of ESSA’s first-generation agent EPI-506 demonstrated prostate-specific antigens (“PSA”) declines, a sign of inhibition of AR-driven biology, at the higher dose levels.

According to the American Cancer Society, prostate cancer is the second most frequently diagnosed cancer among men in the United States, behind skin cancer. Using a dynamic progression model, Scher et al have projected a 2020 incidence of 546,955 and prevalence of 3,072,480 for prostate cancer among men in the United States1. Approximately one-third of all prostate cancer patients who have been initially treated for local disease will subsequently have rising serum levels of PSA, which is an indication of recurrent or advanced disease. Patients with advanced disease often undergo androgen ablation therapy using analogues of luteinizing hormone releasing hormone (“LHRH”) or surgical castration; this approach is termed “androgen deprivation therapy”, or “ADT”. Most advanced prostate cancer patients initially respond to androgen ablation therapy; however, many patients experience a recurrence in tumor growth despite the reduction of testosterone to castrate levels, and at that point are considered to have CRPC. Following diagnosis of CRPC, patients have been generally treated with anti-androgens that block the binding of androgens (enzalutamide, apalutamide or bicalutamide) to the AR, or inhibit synthesis of androgens (abiraterone). More recently, important results have been achieved by utilizing this latest generation of anti-androgens, in combination with ADT, in newly diagnosed metastatic prostate cancer.

The growth of prostate tumors is mediated by an activated AR. Generally, there are three means of activating the AR. First, androgens such as dihydrotestosterone can activate AR by binding to its LBD. Second, CRPC can be driven by constitutively-active variants of AR (“vAR”) that lack an LBD and do not require androgen for activation. The third mechanism involves certain signaling pathways that activate AR independent of androgen activity. Generally, current drugs for the treatment of prostate cancer work by focusing on the first mechanism in combination with either (i) interfering with the production of androgen, or (ii) preventing androgen from binding to the LBD. However, over time these approaches eventually fail due to mechanisms of resistance which all involve the LBD, whether at the DNA (AR amplification or LBD mutations) or RNA level (emergence of AR splice variants).

Through their potential to directly and selectively block all known means of activating the AR, the Company believes the Aniten series of compounds hold the potential to be effective in cases where current therapies have failed. Both preclinical and clinical studies support this belief. In preclinical studies, the Aniten series of compounds has been shown to shrink benign prostate tissue in mice as well as prostate cancer xenografts, including tumors both sensitive and resistant to the current generation anti-androgens such as enzalutamide. Recent studies have also suggested the potential for combinations of ESSA’s Aniten compounds with anti-androgens to potentially inhibit AR-driven biology more completely in unique and complementary mechanisms by affecting opposite ends of the AR receptor.

The Phase I clinical trial of first-generation ralaniten acetate (“EPI-506”), has confirmed the safety and tolerability for this mechanism of transcription inhibition of AR-driven biology as patients tolerated doses of the drug at overall exposures consistent with those associated with efficacy in animal models. Possible proof of concept was shown with short duration PSA declines of up to 29% being observed in some patients highly refractory to current anti-androgens. However, unlike in animals, this first-generation drug was significantly metabolized in humans, leading to a very short half-life of circulating drug. Consequently, very high doses were required to achieve the desired overall exposures, with the relatively short half-life limiting the therapeutic level exposure of the drug within a 24-hour period. This limitation, together with unfavorable pharmaceutical properties, led to the Company’s decision to discontinue EPI-506 development in favor of focusing on the development of the next generation of Anitens. The Company is now focused on developing this next generation, including significantly more potent drugs with increased resistance to metabolism as well as improved pharmaceutical properties, including expected improvements to manufacturability, stability, and likelihood of successful commercial formulation.

The NTD of the AR is flexible with a high degree of intrinsic disorder making it difficult to be used for crystal structure-based drug design. The Company is not currently aware of any success by other drug development companies in finding drugs that bind specifically to this drug target. The nature of the highly specific binding of the Aniten compounds to the NTD, and the biological consequences of that binding, have been defined in recent scientific studies. The selectivity of the binding, based on in vivo imaging as well as in vitro studies, is consistent with the clean toxicological profile observed with first-generation EPI-506 and the subsequent safety profile in the Phase 1 trial.

1 Scher HI, Solo K, Valant J, Todd MB, Mehra M (2015) Prevalence of Prostate Cancer Clinical States and Mortality in the United States: Estimates Using a Dynamic Progression Model. PLoS ONE 10(10): e0139440. doi:10.1371/journal.pone.0139440

As noted above, the incidence of both metastatic and non-metastatic CPRC continues to rise. Using a dynamic progression model, Scher et al have projected a 2020 incidence of 546,955 and prevalence of 3,072,480 for prostate cancer in the United States2.The Company expects that the Aniten series of compounds could be effective for many of those patients. In its early clinical development, the Company intends to initially focus on patients who have failed abiraterone or enzalutamide therapies for the following reasons:

•	CRPC treatment remains a prostate cancer market segment with an apparent and significant unmet therapeutic need and is therefore a potentially large market;

•	ESSA believes that the unique mechanism of action of its Aniten compounds is well suited to treat those patients who have failed AR LBD focused therapies, and whose biological characterization reveals that their tumors are still largely driven by AR biology;

•	ESSA expects that the large number of patients with an apparent unmet therapeutic need in this area will facilitate timely enrollment in its clinical trials; and

•	ESSA believes that a successful Phase I clinical trial will facilitate the early study of the combination of the ESSA Aniten compound with anti-androgens such as enzalutamide or apalutamide.

The British Columbia Cancer Agency (“BCCA”) and the University of British Columbia (“UBC”) are joint owners of the intellectual property that constitutes the Company’s initial series of compounds, including EPI-506. The Company licensed the original EPI-family of drugs from UBC and the BCCA. The Company is party to a license agreement with the BCCA and UBC dated December 22, 2010, as amended (“the License Agreement”), which provides the Company with exclusive world-wide rights to the issued patents and the patent applications in respect of the EPI-series compounds, including the next-generation Aniten compounds.

The Company believes that it has developed a strong and defensive intellectual property position for multiple EPI and Aniten structural classes, with 18 patent families filed covering different structural motifs/analogues.

Patent applications are pending in the United States and in contracting states to the Patent Cooperation Treaty (“PCT”) for the Aniten next-generation NTD inhibitors with expiry between 2034-2038.

Management Team

One of ESSA's key resources is the experience embodied in its management team and scientific founders:

Dr. David R. Parkinson, President and Chief Executive Officer

•	served as Vice President, Global Clinical Oncology for Novartis International AG (“Novartis”), and Vice President, Oncology Development at Amgen, Inc.(“Amgen”);
•	at both Novartis and Amgen, he was responsible for clinical development activities leading to a series of successful global drug registrations for important cancer therapeutics, including Gleevec, Femara, Zometa, Kepivance, and Vectibix.

David Wood, Chief Financial Officer

•	10 years as Head of Finance and Corporate Development at Celator Pharmaceuticals Inc., where he helped take the company public;
•	22 years of experience in increasingly senior finance roles at various biotech companies.

Peter Virsik, Executive Vice-President and Chief Operating Officer

•	20 years of experience in corporate development, new product planning, licensing and alliance management with global pharmaceutical organizations;
•	at XenoPort, Inc., played a role in the licensing and commercialization of Horizant (gabapentin enacarbil).

2 Scher HI, Solo K, Valant J, Todd MB, Mehra M (2015) Prevalence of Prostate Cancer Clinical States and Mortality in the United States: Estimates Using a Dynamic Progression Model. PLoS ONE 10(10): e0139440. doi:10.1371/journal.pone.0139440

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

ESSA's Strategy

The Company’s initial therapeutic goal is to develop a safe and effective therapy for prostate cancer patients whose tumors have progressed on current anti-androgen therapy. However, the action of the NTD-inhibiting Aniten compounds suggests that there may ultimately be additional therapeutic advantage to combining these agents with anti-androgens at an earlier stage of treatment. Therefore, while the first priority is to select and enter into Phase 1 development of an optimal NTD inhibitor, in parallel the Company is also conducting preclinical studies of combination therapy with academic and industry collaborators.

Identifying an Aniten compound to take into clinical trials

The purpose of the next-generation program is to identify drug candidates with improved potency, reduced metabolic susceptibility and superior pharmaceutical properties compared to ESSA’s first-generation compounds. Structure-activity relation (“SAR”) studies conducted on the chemical scaffold of ESSA’s first-generation compounds have resulted in generation of a new series of compounds that have demonstrated significantly higher potency and predicted longer half-lives while retaining the NTD specificity. Additional changes in the chemical scaffold have also been incorporated with the goal of improving absorption, distribution, metabolism and excretion (“ADME”) and pharmaceutical properties of the chemical class.

In preclinical models of AR inhibition, several candidate molecules have displayed greater than 10 times higher potency than EPI-002. Considerable progress has been made towards making a final IND candidate selection. Our current estimate is that a final IND candidate will be selected in the first quarter of calendar 2019, with the filing of an IND with the FDA and a CTA with Health Canada expected an estimated nine to twelve months thereafter.

Advancing a potential future product candidate through clinical development and regulatory approval in CRPC patients

Following successful identification, characterization and IND approval of a development candidate, the Company intends to conduct a Phase I clinical trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and potential therapeutic benefits of the drug in mCRPC patients. Depending on the number of cohorts enrolled, the Phase I clinical trial is expected to take nine to twelve months. At this time, it is expected that the design of the Phase I clinical trial will be the standard three patients per dose cohort. All patients will be characterized biologically for underlying tumor genomic characteristics, for evidence of AR pathway activation, and for dose-related pharmacological and pharmacodynamic effects. Once the Phase I clinical trial is complete, the Company plans to review the data, including the safety, tolerability, evidence of efficacy and pharmacological and biomarker data. This information will inform the final size, design, timing and clinical as well as biological characteristics of the patients to be entered into a potential Phase II clinical trial.

Developing a potential future product candidate as an essential component of a new standard of care for the treatment of pre-CRPC and expanding usage earlier in the disease stage

An activated AR is required for the growth and survival of most prostate cancer; and NTD inhibition of AR-directed biology occurs both in full length AR, vARs and in the setting of the multiple, resistance mechanisms affecting the anti-androgens which work through the opposite end of the AR. The Company, therefore, believes that the AR-NTD is an ideal target for next-generation hormone therapy. If ESSA’s potential future product candidate is successful in treating CRPC patients, it is reasonable to expect that such clinical candidate may be effective in treating earlier stage patients. Therefore, the Company may conduct additional clinical studies potentially leading to the approval of a clinical candidate for use in prostate cancer patients at an earlier disease stage, likely in combination with anti-androgens. The Company is currently generating in vitro and in vivo data in collaboration with academic and industry investigators in this regard. Preliminary data indicates that there may be potential benefits to combining an NDT inhibitor, such as an Aniten compound, with an anti-androgen that works through inhibition of the LBD of the AR. Other emerging potential clinical applications for NTD inhibitors are in combination with other agents, such as poly ADP ribose polymerase (“PARP”) inhibitors, as well as in the subset of metastatic breast cancer patients whose tumors have been demonstrated to have activation of the AR pathway.

Evaluating strategic collaborations to maximize value

The Company currently retains all commercial rights for its EPI and Aniten series drug portfolios. The Company continues to evaluate potential collaborations that could enhance the value of its prostate cancer program and allow it to leverage the expertise of such strategic collaborators.

Overview of Castration-Resistant Prostate Cancer

According to the American Cancer Society, prostate cancer is the second most frequently diagnosed cancer among men in the United States, behind skin cancer. Using a dynamic progression model, Scher et al have projected a 2020 incidence of 546,955 and prevalence of 3,072,480 for prostate cancer among men in the United States3. Overall, in the United States, about one in nine men will be diagnosed with prostate cancer during his lifetime, and about one in 41 men will die from the disease.

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

Hormonal therapy of prostate cancer which is effective in inhibiting tumor growth typically use drugs conferring pharmacological castration (i.e. LHRH (Leuprolide), or abiraterone). Other drugs competitively bind in the ligand-binding pocket of the LBD of the AR prevent both the binding of androgen and interaction of the AR with co-regulatory proteins, and therefore also prevent AR transcriptional activity. Commonly, these drugs are called “anti-androgens”. Current anti-androgens used for prostate cancer include apalutamide, bicalutamide, cyproterone acetate, flutamide, nilutamide and enzalutamide.

When the disease becomes resistant to initial androgen ablation therapy, second line hormonal treatments can be used depending on several factors that include the biology of the tumor, evidence of metastases, whether or not the patient is experiencing symptoms and if the disease comprises neuroendocrine or small cell carcinoma. However, castrate levels of androgen are typically maintained (i.e. patient remains on LHRH analogues) while other therapies are added to the patient’s regime. Asymptomatic patients with rising PSA and evidence of metastasis will typically go on to receive second-line hormonal therapies that include abiraterone acetate, corticosteroids or enzalutamide. For symptomatic CRPC patients, docetaxel or radium-233 for bone metastases are generally the treatments of choice. Prostate small cell carcinoma can be treated with chemotherapies such as docetaxel as those carcinomas usually do not respond to AR targeted therapies.

3 Scher HI, Solo K, Valant J, Todd MB, Mehra M (2015) Prevalence of Prostate Cancer Clinical States and Mortality in the United States: Estimates Using a Dynamic Progression Model. PLoS ONE 10(10): e0139440. doi:10.1371/journal.pone.0139440

Abiraterone acetate plus prednisone was approved by the FDA and in many countries globally for patients with post-docetaxel metastatic CRPC in 2011. In the key clinical trials supporting initial approval for post-chemotherapy CRPC, abiraterone acetate plus prednisone demonstrated a statistically significant improvement in overall survival of 4.6 months in patients with metastatic CRPC who have failed one prior chemotherapy regimen. Abiraterone acetate plus prednisone has also been approved in the pre-chemotherapy setting. In the key supporting clinical trial, the co-primary endpoint showed a statistically significant increase in median radiographic progression-free survival with abiraterone plus prednisone versus prednisone alone of 16.5 months versus 8.3 months, whereas improvement in median overall survival only showed a trend towards statistical significance. Treatment with abiraterone requires the concomitant usage of prednisone to ameliorate symptoms of mineralocorticoid excess, including fluid overload, hypertension and hypokalemia; abiraterone plus prednisone must be used with caution in those with a significant cardiovascular history, including congestive heart failure. These effects, as well as treatment-associated elevations in liver enzymes, necessitate monitoring for blood pressure, serum potassium, fluid retention, aspartate aminotransferase (“AST”), alanine transaminase (“ALT”) and bilirubin levels. Furthermore, the pharmacokinetics of abiraterone acetate demonstrate a large food effect, with exposure increasing up to ten-fold in the presence of food. For safe administration, food must not be eaten two hours before the drug is taken and for one hour afterwards.

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

Apalutamide was approved by the FDA for the treatment of prostate cancer in February 2018. It is a non-steroidal anti-androgen specifically indicated for use in conjunction with castration in the treatment of non-metastatic castration-resistant prostate cancer, and acts as an antagonist of the androgen receptor.

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

Radium-223 has been shown to extend survival in CRPC patients with symptomatic bone metastases and no known visceral metastatic disease. Limitations include the incidence of bone marrow suppression, primarily thrombocytopenia, and the need for this injectable radiopharmaceutical to be administered by trained personnel at select centers able to handle this product. In addition, the administration of radium-233 is associated with potential risks for other persons (e.g. medical staff, care givers and members of the patient’s family) from radiation or contamination from body fluids such as spills of urine, feces and vomit. Therefore, radiation protection precautions must be taken in accordance with national and local regulations.

Androgen and the Androgen Receptor

Androgens such as testosterone and dihydrotestosterone mediate their biological effects through the AR. In adult males, the testes produce the majority of androgen with some contribution from the adrenal glands and other tissues. Androgens play a role in a wide range of developmental and physiological responses and are involved in male sexual differentiation, maintenance of spermatogenesis and male gonadotropin regulation. The growth and survival of the prostate is dependent on androgen. When androgens increase in males during puberty there is an increase in growth of the prostate gland, and in adult males when androgens are reduced by castration there is involution of the prostate and apoptosis, or cell death, of prostate epithelial cells. This dependency of the prostate epithelium on androgens provides the underlying rationale for treating advanced prostate cancer with androgen ablation.

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

ESSA’s drug candidates have been shown to be active on all of the above pathways. Specifically, ESSA’s first-generation compounds demonstrated:

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

Programs and Potential Products

The Company’s EPI-Series Drugs

The Company’s first-generation compounds, based on EPI-001, are selective, oral, small molecules that block the NTD of the AR. The AR is required for the growth and survival of most prostate cancer; therefore, the NTD of the AR is an ideal target for next-generation hormone therapy. Consistent with the inhibition of AR activity by other EPI compounds, experimentation conducted in a test-tube or in a controlled environment outside a living organism (known as “in vitro” studies) and experimentation done in or on the living tissue of a whole, living organism (known as “in vivo” studies) show that stereoisomers of EPI-001 selectively block AR-dependent proliferation of human prostate cancer cells that express AR and do not inhibit the proliferation of cells that do not express functional AR or do not rely on the AR for growth and survival. By directly inhibiting the NTD of the AR, the Company believes EPI series molecules may be able to overcome resistance mechanisms in CRPC.

Completed Phase I Clinical Study of EPI-506

The Company conducted an initial proof-of-concept Phase I clinical study utilizing the first-generation Aniten compound, EPI-506. The objective of the EPI-506 Phase I clinical trial was to explore the safety, tolerability, maximum tolerated dose and pharmacokinetics of EPI-506, in addition to tumor response rates in asymptomatic or minimally symptomatic patients with metastatic CRPC (“mCRPC”) who were no longer responding to either abiraterone or enzalutamide treatments, or both. Efficacy endpoints, such as PSA reduction, and other progression criteria were evaluated. Details relating to the design of the Phase I/II clinical trial of EPI-506 are available on the U.S. National Institutes of Health clinical trials website (see https://clinicaltrials.gov).

The IND application to the FDA for EPI-506, to begin a Phase I clinical trial, was accepted in September 2015, with the first clinical patient enrolled in November 2015. The Company’s CTA submission to Health Canada was subsequently also accepted. Based on allometric scaling, an initial dose level of EPI-506 of 80 mg was determined. However, following the enrollment of the initial cohorts, it became apparent that levels of EPI-506 were much lower in humans than the projections from the animal studies. Supported by the large therapeutic index from toxicology studies, EPI-506 dosing was escalated aggressively to allow patients in the clinical study greater exposure to the drug. The highest dose patients ultimately received was 3600 mg of EPI-506, administered in a single dose or split into two doses daily. The initial data from the Phase I clinical trial was presented at the European Society of Medical Oncology meeting in September 2017.

Conducted at five sites in the United States and Canada, the open-label, single-arm, dose-escalation study evaluated the safety, pharmacokinetics, maximum-tolerated dose and anti-tumor activity of EPI-506 in men with end-stage mCRPC who had progressed after prior enzalutamide and/or abiraterone treatment and who may have received one prior line of chemotherapy. Twenty-eight patients were available for analysis, with each patient having received four or more prior therapies for prostate cancer at the time of study entry. Patients self-administered oral doses of EPI-506 ranging from 80 mg to 3600 mg, with a mean drug exposure of 85 days (range of eight to 535 days). Four patients underwent prolonged treatment (with a median of 318 days; and a range of 219 to 535 days at data cut-off), following intra-patient dose escalation. PSA declines, an indication of efficacy, ranging from 4% to 29% were observed in five patients, which occurred predominantly in the higher dose cohorts (≥1280 mg).

EPI-506 was generally well-tolerated with a favorable safety profile having been demonstrated across all doses up to 2400 mg. At a dose of 3600 mg, gastrointestinal adverse events (nausea, vomiting and abdominal pain) were observed in two patients: one patient in the once-daily (“QD”) dosing cohort and one patient in the 1800 mg twice-daily dosing cohort, leading to study discontinuation and a dose-limiting toxicity (“DLT”) due to more than 25% of doses being missed in the 28-day safety reporting period. A separate patient in the 3600 mg QD cohort experienced a transient Grade 3 increase in liver enzymes (AST/ALT), which also constituted a DLT, and enrollment was consequently concluded in this cohort.

Although the safety profile and possible signs of efficacy at higher-dose levels support the concept that inhibiting the AR NTD may provide a clinical benefit to mCRPC patients, the pharmacokinetic and metabolic studies revealed that the challenges encountered in achieving exposures similar to those associated with efficacy in the animal models were due to the greatly increased metabolism of EPI-506 in patients as compared to rodents. In light of these discoveries, ESSA concluded that prioritizing the development of one of its Aniten next-generation NTD inhibitors that, in the Company’s discovery program, had demonstrated greater potency, reduced metabolism and other enhanced pharmaceutical properties offered a more compelling regulatory and commercial pathway forward. As a result, the Company announced on September 11, 2017 its decision to discontinue the further clinical development of EPI-506 and to implement a corporate restructuring plan to focus research and development resources on its next-generation Anitens targeting the AR NTD. The restructuring included a decrease in headcount and a reduction of operational expenditures related to the clinical program.

ESSA’s next-generation Aniten compounds represent chemical scaffold changes to the first-generation drugs and appear to retain the specific binding and NTD inhibition of the AR. However, they have demonstrated an ability to improve upon a number of attributes of the first-generation compound, EPI-506. In in vitro assays measuring inhibition of AR transcriptional activity, these drugs demonstrate greater than 10 times higher potency than EPI-506 or its active metabolite, EPI-002. In addition, the compounds demonstrate resistance to metabolism in preclinical studies, indicative of longer half-lives in humans. Lastly, the compounds demonstrate significantly improved pharmaceutical properties relative to EPI-506. They represent potential improvements in ease and cost of large-scale manufacture, drug product stability and suitability for commercialization globally. The Aniten program is currently in the final stages of IND lead-selection with IND and CTA filings expected to occur an estimated nine to twelve months after a candidate is nominated.

Preclinical Studies

The Company is focused on the advancement of next-generation Aniten NTD inhibitors designed to improve upon the properties of the first-generation compound, EPI-506, a prodrug of EPI-002. A series of oral small molecule compounds have been identified which, while retaining the common mechanism of action to interfere with AR-mediated signaling, hold the promise of improved properties such as enhanced potency, reduced susceptibility to metabolism and improved drug-like properties. Several of these compounds are currently being characterized in more detail with the goal of selecting a next-generation development compound based on certain established criteria. The Company also continues to conduct preclinical combination studies.

These next-generation compounds were discovered through chemical modification of the first-generation drug, EPI-002. Specific chemical changes to the structure of EPI-002 have resulted in increased potency in an in vitro AR-based gene transcription assay, exhibiting greater than 10 times higher potency than EPI-002. The ability of the first in the series of these next-generation molecules to reduce tumor growth was confirmed in a human prostate cancer xenograft model. In this preclinical study, the next-generation compound reduced tumor growth compared to the control using low daily doses of the drug. This next-generation compound also inhibited in vitro cellular proliferation of an enzalutamide-resistant cell line.

In addition to higher potency, the next-generation compounds are designed to reduce the metabolism of these agents following oral dosing compared to EPI-002. Excessive metabolism of a drug candidate may reduce the effective exposure levels of a drug and necessitate frequent and excessive dosing requirements. Specific modifications in the chemical structure of these molecules were made in an attempt to block known sites of metabolism of EPI-002. A series of in vitro studies examining drug metabolism were conducted with the next-generation compounds. Results indicated that several of these compounds, with the additional chemical modifications, may be metabolized more slowly than EPI-002 in humans. Currently, the Company is conducting animal pharmacokinetic studies to verify the initial in vitro metabolism results. If this in vitro and in vivo data is replicated in animals and in patients, the reduced metabolism of the next-generation compounds may be expected to improve their pharmacokinetic profile and daily dose requirements following oral dosing compared to EPI-002.

Importantly, the next-generation compounds exhibiting less in vitro metabolism were tested against off-target screening. Significant off-target binding of drug candidates could lead to unanticipated off-target toxicity. Broad characterization of these compounds has demonstrated minimal non-specific binding properties in this screening, indicating a favorable selectivity profile for further development. The most promising of these next-generation compounds are in the final stages of preclinical characterization, as required to select a final IND candidate.

Future Clinical Development Program

Phase I/II Clinical Trial Design for treating CRPC patients

If the Company successfully identifies a clinical candidate and approval of any IND or CTA, the Company will conduct a Phase I/II clinical trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and efficacy of the compound in CRPC patients. In a Phase I study, it is expected the clinical trial will evaluate the safety, tolerability, pharmacokinetics and maximum-tolerated dose of the compound, in multiple-dose escalations. Learnings from the Phase I clinical trial of EPI-506 will be incorporated into the design and conduct of potential future trials. The Company plans to include, for example, extensive biological characterization of the patients entered into the trial. If the Phase I portion of the clinical trial is successful, the Phase II portion (dose expansion) of the clinical trial will evaluate activity in a target group of biologically-characterized mCRPC patients.

Early Conduct of a Combination Phase I/II Clinical Trial

Given the evolution of prostate cancer therapeutics towards combination therapy strategies, the biological rationale for combining NTD and LBD inhibitors, and compelling early in vitro and preclinical animal model results, the Company may perform combination studies of the next-generation Aniten compound with current generation anti-androgens.

Phase III Clinical Trial

In order to ultimately obtain full regulatory approval, the Company expects that at least one Phase III clinical trial will be required, most likely in patients similar to the population of mCRPC patients that will have been enrolled in the planned Phase I/II clinical trial. However, the results of the Phase I/II clinical trial may also suggest modification of the initial patient population based on response and biomarker assessment. In a Phase III clinical trial, the key end-point is expected to be progression-free survival or overall survival relative to patients receiving the standard-of-care. It is expected that such a Phase III clinical trial would be conducted at numerous sites around the world.

Competition

The competition in the prostate cancer market is very high, with several pharmaceutical therapies already approved and many new molecules being tested for their effect in this patient population.

Currently approved or developmental therapies in clinical trials include:

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

Patents and Proprietary Rights

License Agreement with UBC and the BCCA

ESSA has in-licensed intellectual property embodied in issued patents, pending patents applications and know-how relating to compounds that modulate AR activity created through research work done at the BCCA and UBC (together, the “Licensors”) under the direction of Drs. Marianne Sadar and Raymond Andersen, respectively. ESSA refers to these intellectual property rights as the “Licensed IP”.

Pursuant to an agreement among ESSA and the Licensors dated as of December 22, 2010 and amended on February 10, 2011 and on May 27, 2014 (the “License Agreement”), ESSA has been granted a worldwide, exclusive license to develop and commercialize products based on the Licensed IP. ESSA paid a minimum annual royalty of C$40,000 in the 2014 calendar year, increasing to C$65,000 in each of 2015 and 2016 and C$85,000 in 2017 and 2018, and must continue to pay a minimum of C$85,000 for each year thereafter. An additional C$50,000 and C$900,000 must be paid upon enrollment of a patient in a Phase II and Phase III clinical trial, respectively.

The Licensors may terminate the License Agreement upon ESSA’s insolvency, or the License Agreement may be terminated by either party for certain material breaches by the other party. ESSA has already spent more than C$5,000,000 in connection with the commercialization of products relating directly to the Licensed IP. ESSA is required to allocate reasonable time to the development and commercialization of the Licensed IP and to use reasonable efforts to promote, market and sell products covered by the Licensed IP. The terms of the License Agreement required ESSA to issue to the Licensors, in lieu of payment of an initial license fee, 1,000,034 pre-Consolidation Common Shares. If ESSA develops products covered by the Licensed IP in the future, it will be required to pay certain development and regulatory milestone payments up to an aggregate of C$2.4 million for the first drug product developed under the license and up to an aggregate of C$510,000 for each subsequent product. ESSA must also pay the Licensors low single-digit royalties based on aggregate worldwide net sales of products covered by the Licensed IP and a percentage of sublicensing revenue in the low teens. ESSA is also required to reimburse costs incurred by the Licensors related to the prosecution and maintenance of patents embodying the Licensed IP. The License Agreement will expire on the later of 20 years after the date of the License Agreement or the expiry of the last issued patent included in the Licensed IP.

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

Patent Applications

ESSA has licensed certain patent rights, with respect to its compounds that modulate AR activity, from the Licensors, jointly. ESSA has the right to acquire ownership of the licensed patents and patent applications upon specified payment to the Licensors, and providing that payments required under the License Agreement continue to be made. ESSA currently has 18 active patent families which cover multiple EPI- and Aniten structural classes of compounds with different structural motifs/analogues, that provide a strong and defensive intellectual property portfolio.

Regulatory Environment

The production and manufacture of ESSA’s potential future product candidates and its R&D activities are subject to regulation for safety, efficacy, quality and ethics by various governmental authorities around the world. In Canada, these activities are regulated by the Food and Drugs Act and the rules and regulations thereunder, which are enforced by the TPD. In the United States, drugs and biological products are subject to regulation by the FDA. Drug approval laws require registration of manufacturing facilities, carefully controlled research and testing of product candidates, government review and approval of experimental results prior to giving approval to sell drug products. Regulators also require that rigorous and specific standards such as cGMP, GLP and GCP are followed in the manufacture, testing and clinical development respectively of any drug product. See “Risk Factors” in Item 3.D elsewhere in this Annual Report.

The process of obtaining regulatory approvals and the corresponding compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of enforcement letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

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

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $2,500,000 and the manufacturer or sponsor under an approved new drug application are also subject to significant annual program and establishment user fees. These fees are typically increased annually.

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

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product generally will receive orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

C.	Organizational Structure

The Company has one wholly-owned subsidiary, ESSA Pharmaceuticals Corp., existing under the laws of the State of Texas.

D.	Property, Plants and Equipment

ESSA’s operating plan does not include building infrastructure in the form of an in-house laboratory, capital equipment, headcount, or administrative burden.

ESSA operates from its head office located in Vancouver, Canada. Operations related to the Aniten development program are based in Houston, Texas and South San Francisco, California. ESSA does not own any real property. The following table outlines significant properties that ESSA currently leases:

LOCATION	AREA (IN SQUARE FEET)	LEASE EXPIRATION DATE	USE
Vancouver, Canada	200	Monthly	Office Space
Houston, United States	170	Monthly	Office Space
South San Francisco, United States	3,021	March 31, 2021	Office Space

The Canadian office space costs C$3,850 per month and is rented on a month to month basis. The Houston office space costs $1,673 per month and is rented on a month to month basis. The South San Francisco office space costs $9,516 per month. ESSA believes that its current facilities are adequate to meet its ongoing needs and that, if ESSA requires additional space, it will be able to obtain additional facilities on commercially reasonable terms.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis of the financial condition and results of operations of ESSA should be read in conjunction with the audited financial statements as at and for the fiscal years ended September 30, 2018, 2017 and 2016, together with the notes thereto. The financial information contained in this Annual Report is derived from the financial statements, which were prepared in accordance with IFRS.

Overview

ESSA is a pharmaceutical company currently in preclinical stage, focused on developing novel and proprietary therapies for the treatment of prostate cancer in patients whose disease is progressing despite treatment with current therapies, including abiraterone and enzalutamide. The Company believes its Aniten series of compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. Specifically, the Aniten compounds act by disrupting the AR signaling pathway, the primary pathway that drives prostate cancer growth, by preventing AR activation through selective binding to the Tau-5 region of the NTD of the AR. In this respect, ESSA’s Aniten compounds differ greatly from classical anti-androgens, since they interfere either with androgen synthesis, or with the binding of androgens to the LBD, which is located at the opposite end of the receptor. A functional NTD is essential for activation of the AR; blocking the NTD inhibits AR-driven transcription. We believe such transcription inhibition mechanism of the Aniten class of agents is unique, and has the advantage of bypassing identified mechanisms of resistance to the anti-androgens currently used in the treatment of CRPC. In preclinical studies, blocking the NTD has demonstrated the capability to prevent AR-driven gene expression. A recently completed Phase I clinical trial of ESSA’s first-generation agent EPI-506, demonstrated PSA declines, a sign of inhibition of AR-driven biology, at the higher dose levels.

According to the American Cancer Society, prostate cancer is the second most frequently diagnosed cancer among men in the United States, behind skin cancer. Using a dynamic progression model, Scher et al have projected a 2020 incidence of 546,955 and prevalence of 3,072,480 for prostate cancer in the United States4. Approximately one-third of all prostate cancer patients who have been treated for local disease will subsequently have rising serum levels of PSA, which is an indication of recurrent or advanced disease. Patients with advanced disease often undergo androgen ablation therapy using analogues of LHRH or surgical castration. Most advanced prostate cancer patients initially respond to androgen ablation therapy, however many experience a recurrence in tumor growth despite the reduction of testosterone to castrate levels, and at that point are considered to be suffering from CRPC. Following diagnosis of CRPC, patients are often treated with anti-androgens, which block the binding of androgens to the AR.

ESSA has never been profitable and has incurred net losses since inception. ESSA's net losses were $11,629,440, $4,499,012 and $13,139,788 for the years ended September 30, 2018, 2017 and 2016, respectively. ESSA expects to incur losses for the foreseeable future, and it expects these losses to increase as it continues the development of, and seek regulatory approvals for, its product candidate. Because of the numerous risks and uncertainties associated with product development, ESSA is unable to predict the timing or amount of increased expenses or when, or if, it will be able to achieve or maintain profitability.

4 Scher HI, Solo K, Valant J, Todd MB, Mehra M (2015) Prevalence of Prostate Cancer Clinical States and Mortality in the United States: Estimates Using a Dynamic Progression Model. PLoS ONE 10(10): e0139440. doi:10.1371/journal.pone.0139440

Results of Operations

The following table sets forth ESSA's consolidated statements of financial position and consolidated statements of loss and comprehensive loss as at and for the fiscal years ended September 30, 2018, 2017 and 2016:

(US$) Income Statement Data	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016
Revenue	—	—	—
Other Income	—	—	—
Total operating expenses	(11,713,965)	(11,651,870)	(19,642,164)
Research and development, net of recoveries	4,873,335	5,726,366	13,060,201
Financing costs	911,959	784,583	937,845
General and administration, net of recoveries	5,928,671	5,140,921	5,644,118
Loss before income taxes	(11,602,411)	(4,382,621)	(12,988,516)
Net loss, net of income tax	(11,629,440)	(4,499,012)	(13,139,788)
Balance Sheet Data
Cash	14,829,144	3,957,185	8,985,095
Other current assets	767,503	1,101,578	1,034,114
Deposits	201,399	—	—
Deferred financing costs	—	211,073	—
Equipment	—	99,882	127,730
Intangible assets	219,028	237,326	255,623
Total assets	16,017,074	5,607,044	10,402,562
Accounts payable and accrued liabilities	523,669	1,641,103	3,538,761
Income tax payable	4,722	109,521	91,191
Long-term debt	6,316,963	7,959,680	—
Derivative liability	19,648	170,743	7,309,467
Shareholders’ equity (deficiency)	9,152,072	(4,274,003)	(536,857)
Total liabilities and shareholders’ equity (deficiency)	16,017,074	5,607,044	10,402,562

Results of Operations for the Fiscal Years Ended September 30, 2018 and 2017

There was no revenue in any of the fiscal years as reported. The Company incurred a comprehensive loss of $11,629,440 for the year ended September 30, 2018 compared to a comprehensive loss of $4,499,012 for the year ended September 30, 2017. Variations in ESSA’s expenses and net loss for the periods resulted primarily from the following factors:

Research and Development Expenditures

R&D expense included the following major expenses by nature:

	Year ended September 30, 2018	Year ended September 30, 2017
Clinical	$1,177,179	$2,623,636
Consulting	624,879	935,151
Legal patents and license fees	561,099	834,295
Manufacturing	219,526	3,571,106
Other	40,845	187,228
Pharmacology	372,509	407,373
Preclinical	446,748	—
Research grants and administration	385,085	(38,534)
Royalties	66,929	48,863
Salaries and benefits	845,428	2,213,655
Share-based payments	324,528	(3,870)
Travel	37,781	140,262
CPRIT Grant claimed on eligible expenses	(229,201)	(5,192,799)
Total	$4,873,335	$5,726,366

The overall R&D expense for the year ended September 30, 2018 was $4,873,335 compared to $5,726,366 for the year ended September 30, 2017, net of R&D recoveries of $229,201 for the year ended September 30, 2018 and $5,192,799 for the year ended September 30, 2017. The gross expense for 2018 of $5,102,536 was lower as compared to $10,919,165 in 2017 before recognition of qualifying CPRIT Grant funds of $229,201 (2017 - $5,192,799). R&D expense in 2018 was incurred primarily in preclinical research on the Company’s next-generation Aniten compounds, while R&D expense in 2017 reflects the costs related to the EPI-506 Phase I/II clinical trial, which commenced in November 2015 and terminated in September 2017, and associated chemistry, manufacturing and controls (“CMC”) costs. Manufacturing costs of $219,526 (2017 - $3,571,106) have decreased compared to the comparative period in 2017 as the Company concluded the EPI-506 Phase I/II clinical trial in September 2017. Preclinical costs of $446,748 (2017 - $nil) and pharmacology costs of $372,509 (2017 - $407,373) were incurred in the development of the Company’s next-generation Aniten compounds, while in the comparative period in 2017 costs were incurred on studies related to the characteristics of EPI-506. Clinical costs of $1,177,179 (2017 - $2,623,636) related to the winding up of the EPI-506 Phase I/II clinical trial which was concluded in September 2017. Legal patent and license fees decreased to $561,099 for the year ended September 30, 2018 (2017 - $834,295) as the Company streamlined its patent portfolio, including the abandonment of the family of patents related to the Company’s EPI-series drugs. Research grants and administration costs were $385,085 (2017 - $38,534 recovery) and relate to amounts payable pursuant to collaborative research agreements with the BCCA and UBC. In the comparative period in 2017, the Company incurred total costs of $392,704, and also negotiated a new collaborative research agreements, which superseded the previous agreements and resulted in the write off of $431,238, which had been overaccrued under the previous agreements while the new agreements were in negotiation. Consulting costs decreased to $624,879 for the year ended September 30, 2018 (2017 - $935,151) relating to fewer professionals engaged in Texas to conduct specific R&D services for the Company. Consulting costs also include regular payments made to the Company’s Chief Scientific Officer and Chief Technical Officer. Salaries and benefits of $845,428 for the year ended September 30, 2018 (2017 - $2,213,655) related to a reduced number of preclinical and clinical staff on payroll during the period as a result of the corporate restructuring in September 2017.

Share-based payments expense of $324,528 (2017 - $3,870 recovery) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments as measured by the Black-Scholes pricing model.

General and Administration Expenditures

General and administrative expenses include the following major expenses by nature:

	Year ended September 30, 2018	Year ended September 30, 2017
Amortization	$34,488	$46,145
Consulting and subcontractor fees	96,986	86,931
Director fees	196,472	191,500
Insurance	449,972	395,690
Investor relations	235,416	230,579
Office, insurance, IT and communications	216,714	187,364
Professional fees	860,435	612,865
Regulatory fees and transfer agent	150,913	74,600
Rent	415,744	470,716
Salaries and benefits	2,010,613	1,863,634
Share-based payments	1,076,886	762,797
Travel and entertainment	184,032	218,100
Total	$5,928,671	$5,140,921

General and administration expenses increased to $5,928,671 from $5,140,921 in the year ended September 30, 2017. Professional fees of $860,435 (2017 - $612,865) were incurred for legal and accounting services in conjunction with corporate activities including the voluntary downlisting from the TSX to the TSX-V, the January 2018 Financing, the annual general meeting held in March 2018, the Consolidation, and the recently filed base shelf prospectuses. Salaries and benefits expense of $2,010,613 (2017 - $1,863,634) related to an increase in administrative staff and senior management costs.

Share-Based Payments

Share-based payments expense of $1,076,886 (2017 - $762,797) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments, net of expiries and forfeitures, and allocated to research and development, general and administration and financing expenditures relative to the activity of the underlying optionee.

Results of Operations for the Fiscal Years Ended September 30, 2017 and 2016

There was no revenue in any of the fiscal years as reported. The Company incurred a comprehensive loss of $4,499,012 for the year ended September 30, 2017 compared to a comprehensive loss of $13,477,551 for the year ended September 30, 2016. Variations in ESSA’s expenses and net loss for the periods resulted primarily from the following factors:

Research and Development Expenditures

R&D expense included the following major expenses by nature:

	Year ended September 30, 2017	Year ended September 30, 2016
Clinical	$2,623,636	$2,920,104
Consulting	935,151	1,333,323
Legal patents and license fees	834,295	905,392
Manufacturing	3,571,106	3,601,407
Other	187,228	306,657
Pharmacology	407,373	866,527
Research grants and administration	(38,534)	381,429
Royalties	48,863	46,228
Salaries and benefits	2,213,655	2,194,047
Share-based payments	(3,870)	322,160
Travel	140,262	182,927
CPRIT Grant claimed on eligible expenses	(5,192,799)	—
Total	$5,726,366	$13,060,201

The overall R&D expense for the year ended September 30, 2017 was $5,726,366 compared to $13,060,201 for the year ended September 30, 2016, net of R&D recoveries of $5,192,799 for the year ended September 30, 2017 and $nil for the year ended September 30, 2016. The gross expense for 2017 of $10,919,165 was lower as compared to $13,060,201 in 2016 due to reduced overall activity as the Company concluded Phase I of its clinical trial in September 2017. Pharmacology costs of $407,373 (2016 - $866,527) decreased compared to the comparative period in 2016 due to the completion of testing and experimentation on the Company’s EPI-series drugs. Manufacturing costs of $3,571,106 (2016 - $3,601,407) and clinical costs of $2,623,636 (2016 - $2,920,104) related to the Phase I/II clinical trial which commenced in November 2015, including manufacture of batches of EPI-506 for use in the clinical trial and work performed by the clinical research organization conducting the clinical trial. Legal patent and license fees decreased to $834,295 for the year ended September 30, 2017 (2016 - $905,392) as the Company submitted a number of patent applications for which the Company owned the rights. Research grants and administration costs were a recovery of $38,534 (2016 - $381,429) and relate to amounts payable pursuant to collaborative research agreements with the BCCA and UBC. In the current period, the Company incurred total costs of $392,704, and also negotiated a new collaborative research agreements, which superseded the previous agreements and resulted in the write off of $431,238 which had been overaccrued under the previous agreements while the new agreements were in negotiation. Consulting costs decreased to $935,151 for the year ended September 30, 2017 (2016 - $1,333,323) relating to professionals engaged in Texas to conduct specific R&D services for the Company in addition to regular payments made to the Company’s Chief Scientific Officer and Chief Technical Officer. Salaries and benefits of $2,213,655 for the year ended September 30, 2017 (2016 - $2,194,047) related to research support staff on payroll during the period.

Share-based payments recovery of $3,870 (2016 - $322,160 expense) relates to the value assigned to stock options granted to key management and consultants of the Company. The recovery is recognized in relation to the grant and vest of these equity instruments, net of expiries or forfeitures, as measured by the Black-Scholes pricing model.

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

General and administration expenses decreased to $5,140,921 from $5,644,118 in the year ended September 30, 2016. Significant components of the expense in 2017 included $612,865 (2016 - $776,339) in professional fees for legal and accounting services in conjunction with corporate activities including the Company’s regulatory and tax filings as compared to financing activities in the comparative period. Salaries and benefits expense of $1,863,634 (2016 - $1,634,380) related to administrative staff and senior management costs.

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

Quarterly Results of Operations

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with IFRS. This data should be read in conjunction with the Company’s audited financial statements and accompanying notes thereto included elsewhere in this Annual Report. These quarterly operating results are not necessarily indicative of ESSA’s operating results for a full year or any future period.

For the Quarters Ended

	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017

Research and development expense	$926,839	$987,792	$1,989,107	$969,597
General and administration	1,211,159	1,579,420	2,179,717	958,375
Comprehensive income (loss)	(2,276,430)	(2,880,113)	(4,382,956)	(2,089,941)
Basic and diluted earnings (loss) per share	(0.39)	(0.50)	(0.83)	(1.44)
Total assets	16,017,074	18,512,377	22,334,083	3,433,234
Long-term liabilities	3,520,664	4,134,529	4,797,841	5,421,942

	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016

Research and development expense	$1,165,917	$2,920,181	$2,548,761	$(908,493)
General and administration	1,105,295	1,302,314	1,363,493	1,369,819
Comprehensive loss	(1,945,299)	3,592,404	(7,610,579)	1,464,462
Basic and diluted earnings (loss) per share	(1.34)	2.40	(5.23)	1.01
Diluted earnings (loss) per share	(1.34)	2.32	(5.23)	1.01
Total assets	5,607,044	8,405,965	13,738,990	15,980,790
Long-term liabilities	6,103,835	7,105,830	15,931,442	13,029,510

The Company’s quarterly results have varied and may, in the future, vary depending on numerous factors, including the rate of expenditure relative to financial capacity and operational plans, the timing of CPRIT Grant funding, fluctuations in the Company’s derivative liabilities, and whether the Company has granted any stock options or other equity awards. Certain of these factors may not be predictable to the Company. CPRIT Grant funding is taken proportionately into income against R&D expenses incurred to date, which in some cases may have been incurred in previous quarters. Fluctuations on derivative liabilities are discussed below under the subheading “Derivative liabilities” section below. The granting of stock options and restricted share units results in share-based payment charges, reflecting the vesting of such stock options and restricted share units.

In the quarters ended December 31, 2016, March 31, 2017, and September 30, 2018, the Company recorded the partial receipts of the third and final tranche of the CPRIT Grant of $3,992,799, $1,200,000, and $229,201, respectively, which were recognized as recoveries of R&D expenditures. The CPRIT Grant is detailed in the accompanying consolidated financial statements.

In the quarter ended September 30, 2017, the Company announced the corporate restructuring which included a decrease in headcount and reduction of operational expenditures related to the clinical program. This resulted in a lower research and development expense over the following quarters. In the quarter ended March 31, 2018, the Company completed the January 2018 Financing for gross proceeds of approximately $26,040,000 resulting in an increase in assets

Critical Accounting Policies and Estimates

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

Product development and relocation grant

Pursuant to the terms of the Company’s CPRIT Grant, the Company has met certain terms and conditions to qualify for the grant funding. The Company has therefore taken into income a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied.

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

The JOBS Act also permits an emerging growth company such as ESSA to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. ESSA will not take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This election is irrevocable. ESSA will remain an emerging growth company until the earliest of:

•	the last day of the Company’s fiscal year during which it has total annual gross revenues of at least US$1.07 billion;

•	the last day of the Company’s fiscal year following the fifth anniversary of the completion of an initial public offering;

•	the date on which Company has, during the previous three-year period, issued more than US$1 billion in non-convertible debt securities; or

•	the date on which the Company is deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of ESSA’s Common Shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter.

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

ESSA is a preclinical stage company and does not currently generate revenue. In January 2018, the Company completed the January 2018 Financing of 4,321,000 Common Shares and 2,189,000 pre-funded warrants of the Company issued on January 9 and 16, 2018 at a price of US$4.00 per Common Share and pre-funded warrant for gross proceeds of US$26,040,000. In March 2016, the Company completed the March 2016 Financing for gross proceeds of approximately $5,000,000. In January 2016, the Company completed the January 2016 Financing for gross proceeds of approximately $15,000,000. On November 18, 2016, the Company completed a debt financing of up to $10,000,000, of which $8,000,000 has been advanced pursuant to the SVB Term Loan (discussed further under “Item 4.A.2. Summary Corporate History”).

Operational activities during the year ended September 30, 2018, were financed mainly by proceeds from the equity financings completed in January 2018, the SVB Term Loan and the CPRIT Grant. At September 30, 2018, ESSA had available cash reserves of $14,829,144 and $297,349 in accounts receivable related to the CPRIT Grant and refundable GST input tax credits, to settle current liabilities of $3,344,338. This compares to cash of $3,957,185 and $29,475 in accounts receivable related to refundable GST input tax credits at September 30, 2017, to settle current liabilities of $3,777,212.

As of September 30, 2018, ESSA had cash on hand of $14,829,144, up from $3,957,185 at September 30, 2017. The increase of $10,871,959 was facilitated by financing cash flows of $21,310,498, offset by operating cash outflows of $10,218,046 and investing cash outflows of $201,399. During the year ended September 30, 2017, the Company also received the partial third CPRIT tranche of $5,192,799 and the SVB Term Loan advance of $8,000,000. Management continues to seek sources of additional financing which would assure continuation of the Company’s operations and research programs. However, there is no certainty that such financing will be provided or provided on favorable terms. The Company believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.

Cash Flows from Operating Activities

For the year ended September 30, 2018, cash used in operating activities of $10,218,046 was attributable to a net loss of $11,629,440, net non-cash credits of $2,070,951, and net change of $659,557 in ESSA's net operating assets and liabilities. The non-cash credits consisted primarily of a $1,401,414 charge in share-based payments and finance expense of $911,959 attributable to the accretion of the SVB Term Loan obtained in November 2016, offset by the remaining third CPRIT tranche of $229,201 which was recorded as a recovery against research and development expenses for the period. The change in operating assets and liabilities was primarily attributable to a $1,120,833 net decrease in accounts payable and accrued liabilities due to a decrease in overall activity, including research and development costs associated with ESSA’s EPI-506 clinical trial, which concluded in September 2017, offset by a $601,949 net decrease in prepaid expenses due primarily to a draw down of clinical trial deposits in the period.

For the year ended September 30, 2017, cash used in operating activities of $17,354,811 was attributable to a net loss of $4,499,012, net non-cash credits of $10,937,756, and net change of $1,918,043 in ESSA's net operating assets and liabilities. The non-cash credits consisted primarily of a $758,927 charge in share-based payments and finance expense of $784,583 attributable to the accretion of the SVB Term Loan obtained in November 2016, offset by a $7,305,746 gain for the fair value of the derivative liability arising on Seven-Year Warrants, Two-Year Warrants and broker warrants denominated in Canadian dollars. The change in operating assets and liabilities was primarily attributable to a $1,867,853 net decrease in accounts payable and accrued liabilities due to a decrease in overall activity, including research and development costs associated with ESSA's EPI-506 clinical trial, which concluded in September 2017.

Cash Flows from Investing Activities

For the year ended September 30, 2018, cash used in investing activities was $201,399 (2017 - $nil) in relation to a deposit paid on an office lease.

Cash Flows from Financing Activities

For the year ended September 30, 2018, cash provided by financing activities was $21,310,498, consisting primarily of $26,040,000 in proceeds received from January 2018 Financing, offset by $2,174,826 in share issuance costs and $1,991,378 and $563,298 in principal and interest paid, respectively, on the SVB Term Loan.

For the year ended September 30, 2017, cash provided by financing activities was $12,326,784, consisting primarily of $5,192,799 in proceeds received from the partial third tranche of the CPRIT Grant, $8,000,000 in proceeds received from the SVB Term Loan obtained in November 2016, $2,939 in proceeds received from the exercise of stock options, offset by $220,937 and $436,944 in transaction costs and interest paid, respectively, on the SVB Term Loan, and $211,073 in deferred financing costs.

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

Research and Development

It is currently expected that ESSA will continue its preclinical studies, anticipating the nomination of a next-generation drug candidate in the first quarter of calendar 2019 with filing of an IND expected to occur nine to twelve months following thereafter. See “Programs and Potential Products” in Item 4 of this Annual Report for further details of each stage of development.

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

In 2015, the IND application was prepared and submitted to the FDA in order to receive approval to commence the Phase I/II clinical study of EPI-506. Clinical sites were identified and agreements were negotiated with sites in order that the trial could commence once FDA approval of the IND was received.  Upon approval of the IND, the Company received the second tranche of funds from CPRIT in the amount of $3,786,667.  Manufacturing of clinical supplies for early clinical trials was performed by Southwest Research Institute in San Antonio, Texas. Current formulation and cGMP production of the final product candidate for clinical trials is being performed by Catalent Pharma Solutions, St. Petersburg, Florida and SAFC, Inc. in Madison, Wisconsin.

In 2016, the Company continued manufacturing and formulation work as well as the ongoing Phase I clinical trial underway at five sites.   The Company has also commenced preparation for the Phase II clinical study with regard to site identification and manufacture of clinical supplies of drug product.

In 2017, the Company announced its decision to discontinue further clinical development of EPI-506 and to implement a corporate restructuring plan to focus R&D resources on its next-generation Anitens targeting the AR-NTD.

In 2018, the Company continued to support the ongoing development of its next-generation Anitens.

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

F.	Tabular Disclosure of Contractual Obligations

As of September 30, 2018, and in the normal course of business, ESSA has the following obligations to make future payments, representing contracts and other commitments that are known and committed.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Minimum Annual Royalty per License Agreement with UBC and BCCA (in C$)(1)(2)(3)	$1,105,000	$85,000	$170,000	$170,000	$680,000
Collaborative research agreement with the BCCA (in C$) (3)	174,037	174,037	—	—	—
SVB Term Loan	7,243,084	3,210,752	4,032,332	—	—
Lease on U.S. office space	305,959	115,906	190,053	—	—
Total (in US$)	$8,507,410	$3,520,751	$4,349,764	$127,379	$509,516

(1)	ESSA has the worldwide, exclusive right to develop products based on the Licensed IP pursuant to the License Agreement.

(2)	As consideration for the License Agreement with UBC and the BCCA, there are certain cumulative milestone payments totaling C$2,400,000 for the first compound, to be paid in stages at the start of Phase II and Phase III clinical trials, at application for marketing approval, and with further milestone payments on the second and additional compounds. These milestone payments are not represented in the tabular disclosure above due to the uncertain timing of the triggering events and associated payments.

(3)	ESSA's agreements pertaining to the License Agreement with UBC and the BCCA, and the collaborative research agreement with the BCCA are valued in Canadian dollars. For the purposes of the calculations above, ESSA has converted the values to Canadian dollars based on the daily average rate on December 12, 2018, as reported by the Bank of Canada, being C$1.00=US$0.7493.

G.	Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name and Place of Residence	Principal Occupations

Dr. Raymond Andersen British Columbia, Canada

▪  Chief Technical Officer and Director (October 11, 2010 – Present),
Secretary (January 6, 2009 – Present), ESSA Pharma Inc.;

▪  Professor of Chemistry and Earth, Ocean & Atmospheric Sciences (1977 – Present),
University of British Columbia

Franklin Berger(1)(3) New York, USA

▪  Director (March 2015 – Present), ESSA Pharma Inc.;

▪  Director (November 2016 – Present), Kezar Life Sciences Inc.;

▪  Director (February 2016 – Present), Proteostasis Therapeutics, Inc.;

▪  Director (December 2015 – Present), Tocagen Inc.;

▪  Director (March 2014 – Present), Immune Design Corp.;

▪  Director (October 2010 – Present), Five Prime Therapeutics, Inc.;

▪  Director (May 2010 – Present), Bellus Health, Inc.;

▪  Director (July 2004 – May 2014), Seattle Genetics, Inc.

Richard M. Glickman(1)(2) British Columbia, Canada

▪  Chairman of the Board (October 2010 – Present), ESSA Pharma Inc.;

▪  Chief Executive Officer and Chairman of the Board (February 2014 – Present), Executive Chairman (September 2013 – February 2014), Acting Interim Chief Executive Officer and Chairman of the Board (October 2012 – November 2013), Aurinia Pharmaceuticals Inc.

▪  Director (July 2018 – Present), Correvio Pharma Corp. (formerly Cardiome Pharma Corp.)

▪  Chairman of the Board (October 2010 – Present), enGene Inc.;

▪  Venture Partner (March 2016 – Present), Lumira Ventures

David Parkinson California, USA

▪  President and Chief Executive Officer (January 2016 – Present), Director (June 2015 – January 2016), ESSA Pharma Inc.;

▪  Director (June 2017 – Present), CTI BioPharma Corp.;

▪  Director (May 2015 – Present), Tocagen Inc.;

▪  Director (May 2015 – Present), 3SBio Inc.;

▪  Director (February 2016 – March 2018), Pierian Biosciences (formerly DiaTech Oncology, LLC);

▪  Director (May 2010 – June 2017), Threshold Pharmaceuticals Inc.;

▪  Venture Advisor, New Enterprise Associates (April 2012 – January 2016);

▪  Director and Interim Chief Executive Officer (April 2012 – 2014), Zyngenia Inc.;

▪  President and CEO, Nodality (2007 – 2012)

Scott Requadt(2) Massachusetts, USA

▪  Director, ESSA Pharma Inc. (January 14, 2016 – Present);

▪  Chief Executive Officer (November 2018 – Present), Regenerex, Inc.;

▪  Director (May 2016 – Present), VBI Vaccines (formerly SciVac Therapeutics);

▪  Director (June 2016 – December 2018), AVROBIO, Inc.;

▪  Managing Director (January 2005 – October 2018), Clarus Ventures, LLC

Dr. Marianne Sadar British Columbia, Canada

▪  Director (January 2009 – Present), Chief Scientific Officer (October 2010 – Present), President (January 2009 – October 2010),
ESSA Pharma Inc.;

▪  Director (November 2017 – Present), Canada Science and Technology Museum;

▪  Distinguished Scientist (June 2012 – Present), Senior Scientist (April 1998 – May 2012), Michael Smith Genome Science Centre, British Columbia Cancer Agency;

▪  Professor (September 2012 – Present), Honorary Associate Professor (July 2009 – August 2012), Pathology and Laboratory Medicine, University of British Columbia;

▪  Provincial Program Leader for Prostate Cancer Research (April 2000 – May 2012), British Columbia Cancer Agency;

▪  Officer (2007 – 2015), Past President (2014 – 2015), President (2013 – 2014), Vice President (2012 – 2013), Treasurer (2007 – 2011),
Society of Basic Urologic Research

Gary Sollis(1)(3) British Columbia, Canada	▪ Director (April 26, 2012 – Present), ESSA Pharma Inc.; and ▪ Partner (May 1, 1995 – Present), Dentons Canada LLP.

Otello Stampacchia(2)(3) Massachusetts, USA

▪  Director (October 2018 – Present), ESSA Pharma Inc.;

▪  Founder (2004 – Present), Omega Funds Management;

▪  Director (January 2018 – Present), Gossamer Bio, Inc.;

▪  Director (May 2018 – Present), Kronos Bio Inc.;

▪  Director (September 2014 – Present), Median Technologies SA; and

▪  Director (September 2015 – Present), Replimune Limited.

Peter Virsik California, USA

▪  Executive Vice-President and Chief Operating Officer (August 2016 – Present), ESSA Pharma Inc.;

▪  Senior Vice President (2013 – October 2015), Vice President, Corporate Development (2009 – 2013), Executive Director (2007 – 2009) and Senior Director, Business Development (2005 – 2007), XenoPort, Inc.

▪  Associate Director (2004 – 2005) and Manager, Corporate Development (2000 – 2004), Gilead Sciences, Inc.

David Wood British Columbia, Canada

▪  Chief Financial Officer (July 2013-Present), ESSA Pharma Inc.;
Head of Finance, Secretary & Treasurer (April 2003-April 2013), Celator Pharmaceuticals Inc.;

▪  Senior Director, International Operations (2000-2003), Cubist Pharmaceuticals Inc.;

▪  Director, Finance, Secretary & Treasurer (1996-2000), Terragen Discovery Inc.

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

Franklin Berger, Director

Franklin Berger spent 12 years in sell-side equity research, most recently as Managing Director, U.S. Equity Research at J.P. Morgan Securities, Inc. (“JPM”) from May 1998 to March 2003. During his five years at as a Managing Director at JPM, he was involved with the issuance of over $12 billion in biotechnology company equity or equity-linked securities. The majority of these transactions were book-run and lead-managed by the JPM biotech team. He was associated with several notable financings in the biotechnology sector including the Genentech Inc. initial public offering, the first large Celgene Corporation financings as well as financings of several large-cap biotechnology companies in their rapid growth phase. His team covered 26 publicly-traded biotechnology companies. Mr. Berger began his career as a sell-side analyst at Josephthal & Co. in 1991, subsequently moving to Salomon Smith Barney in 1997 serving as Director, Equity Research and Senior Biotechnology Analyst. Mr. Berger currently serves on the board of directors of six other public biotechnology companies: Five Prime Therapeutics, Inc., Immune Design Corp., Bellus Health, Inc., Tocagen Inc., Protestasis Therapeutics, Inc., and Kezar Life Sciences, Inc. Mr. Berger received an AB in International Relations from Johns Hopkins University, a MA in International Economics from Johns Hopkins University for Advanced International Studies and a MBA from Harvard University.

Richard M. Glickman, Chairman of the Board

Dr. Richard M. Glickman has served as ESSA's Founding Chairman of the Board since October 2010. In this role, Dr. Glickman is responsible for the management of the Board to ensure ESSA has appropriate objectives and an effective strategy, and that ESSA is operating in accordance with a high standard of corporate governance. He currently serves as Aurinia Pharmaceuticals Inc.’s (“Aurinia”) CEO and Chairman of the Board, Chairman of the Board of enGene Inc. and Director of Correvio Pharma Corp. He is also a Venture Partner at Lumira Ventures, one of Canada’s most successful healthcare focused venture capital firms. Dr. Glickman was a co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals Inc. (“Aspreva”) which was acquired by Galenica AG for $915 million. Prior to establishing Aspreva, Dr. Glickman was the co-founder and Chief Executive Officer of StressGen Biotechnologies Corporation. Dr. Glickman has served on numerous biotechnology and community boards, including as a member of the federal government’s National Biotechnology Advisory Committee, Director of the Canadian Genetic Disease Network, Chairman of Life Sciences B.C. and a member of the British Columbia Innovation Council. Dr. Glickman is the recipient of numerous awards including the Ernst and Young Entrepreneur of the Year, a recipient of both British Columbia’s and Canada’s Top 40 under 40 award, the BC Lifesciences Leadership Award and the Corporate Leadership Award from the Lupus Foundation of America.

Dr. David Parkinson, President, Chief Executive Officer and Director

Dr. David Parkinson has served as a director of the Company since June 2015 and has been serving full-time as the Company’s President and Chief Executive Officer since January 2016.  Prior to his joining ESSA, David was a venture partner at New Enterprise Associates, Inc. From 2007 until 2012, Dr. Parkinson served as President and CEO of Nodality, a South San Francisco-based biotechnology company focused on diagnostics development. Prior to 2007, Dr. Parkinson held a series of industry positions, including heading the global clinical oncology development at Novartis, heading the Oncology Therapeutic Area at Amgen and leading Oncology Research and Development, at Biogen Idec. Prior to joining industry, Dr. Parkinson had previously held positions at the National Cancer Institute from 1990 to 1997, serving as Chief of the Investigational Drug Branch, then as Acting Associate Director of the Cancer Therapy Evaluation Program. Dr. Parkinson is a past Chairman of the FDA’s Biologics Advisory Committee, a past member of the FDA Science Board, and recipient of the FDA’s Cody medal. He currently serves as director on the boards of 3S Bio Inc., CTI BioPharma Corp. and Tocagen, Inc., public biopharma companies focused on the discovery and development of anti-cancer drugs.  Dr. Parkinson received his medical degree from the University of Toronto, has held academic positions both at Tufts and at the University of Texas MD Anderson Cancer Center, and has authored over 100 peer-reviewed publications.

Scott Requadt, Director

Scott Requadt, JD, MBA, is currently the CEO of Regenerex LLC, a private cell therapy company. From 2005 to October 2018, he was a Managing Director at Clarus, a specialist life sciences investment fund. He remains a Venture Partner with Clarus. Mr. Requadt was nominated to the Board of the Company pursuant to certain nomination rights held by Clarus. Mr. Requadt has over 17 years of operating and investment experience in the pharmaceutical industry. Prior to joining Clarus in 2005, Mr. Requadt was Director, Business Development of TransForm Pharmaceuticals, and previously practiced for several years as an M&A attorney at the NYC-based law firm of Davis Polk & Wardwell. Before that, Mr. Requadt was a law clerk for a senior judge at the Supreme Court of Canada. Mr. Requadt holds a B.Com (Jt Honors, Economics & Finance) from McGill University, an LL.B from University of Toronto and an MBA from Harvard Business School (Baker Scholar). Mr. Requadt has been involved in many investments spanning both therapeutics and medtech, including Intercept Pharmaceuticals and several R&D risk-sharing collaborations with large pharma partners. He has previously been active on the Boards of AVROBIO, TyRx, Catabasis, Oxford Immunotec, VBI Vaccines, Link Medicine and Biolex Therapeutics.

Dr. Marianne Sadar, Chief Scientific Officer and Director

Dr. Marianne Sadar is one of ESSA's co-founders. Dr. Sadar has been a director since January 2009, and has acted as ESSA's Chief Scientific Officer since October 2010. She is responsible for participating in the research and development of ESSA's product candidates, and with the assessment and review of business and scientific matters. As an independent consultant, she devotes approximately 20% of her time to ESSA's affairs. She is a Distinguished Scientist at the BCCA and a Professor of Pathology and Laboratory Medicine at UBC. Dr. Sadar is internationally known for her research on identifying mechanisms of activating the AR and developing therapeutics for advanced prostate cancer that target the N-terminal domain of the AR. Her research was the first to show that the N-terminal domain of the AR could be activated by alternative pathways and she proposed this domain as a therapeutic target in 1999. Later, Dr. Sadar provided the first proof-of-concept that targeting the N-terminus of the AR results in a therapeutic response in an in vivo model of CRPC. Dr. Sadar received her B.Sc. from Simon Fraser University, and Ph.D. from the University of Bradford, U.K. She carried out post-doctoral training at AstraZeneca (Astra Hässle), Department of Drug Metabolism and Pharmacokinetics in Mölndal, Sweden and at the BCCA. She has served on approximately 50 scientific panels and has been a recipient of awards including an Honorary Doctorate (Doctor of Letters, honoris causa), the Terry Fox Young Investigator Award, Simon Fraser University Alumni Award for Academic Excellence, and the first non- American to receive the Society of Women in Urology/Society of Basic Urologic Research “Award for Excellence in Urologic Research”. She has served as President of the Society of Basic Urologic Research (USA), member of the Scientific Advisor Boards for the Prostate Cancer Foundation (USA) and Coalition to Cure Prostate Cancer (Canada). Dr. Sadar is FY2017 Chair of the Programmatic/Integration Panel of the U.S. Army’s Department of Defence Congressionally Directed Medical Research Programs Prostate Cancer Research Program (“PCRP”).

Gary Sollis, Director

Mr. Gary Sollis, has served as a director of the Company since April 2012. Mr. Sollis is a partner at the law firm of Dentons Canada LLP. He represents clients in the areas of corporate and securities law, with a focus on acquisitions, financings, reorganizations, and corporate governance. Mr. Sollis is an adjunct professor of securities regulation at the Faculty of Law of UBC, a frequent lecturer on corporate law for the British Columbia bar admission program and a regular contributor to the American Bar Association’s mergers and acquisitions deal point studies.

Dr. Otello Stampacchia, Director

Dr. Stampacchia has served as a director since October 2018. Dr. Stampacchia was nominated to the Board of the Company pursuant to certain nomination rights held by Omega. Dr. Stampacchia founded Omega Funds in 2004 and leads the firm's investor relations and strategic initiatives. He is a member of Omega's investment committee and is also heavily involved in a number of the firm's therapeutic areas of interest, particularly in oncology, rare diseases and inflammatory disorders. Previously, Dr. Stampacchia led life sciences direct investments and diligence for health care venture fund investments at AlpInvest Partners, one of the largest private equity asset managers worldwide. Previously, he was the portfolio manager of the Lombard Odier Immunology Fund, a $3 billion listed investment vehicle in Geneva, Switzerland, investing in public and private health care companies worldwide. Prior to this, Dr. Stampacchia was a member of the health care corporate finance and mergers and acquisitions team at Goldman Sachs (London and New York offices). Previously, he helped co-found the health care investment activities at Index Securities (now Index Ventures). Dr. Stampacchia has a PhD in molecular biology from the University of Geneva, holds a European doctorate in biotechnology from the European Union and obtained an MSc in genetics from the University of Pavia.

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

David Wood, Chief Financial Officer

David Wood has been ESSA's Chief Financial Officer since July 2013. He is responsible for managing all of ESSA's financial aspects, including financial reporting, treasury, and matters related to compliance and corporate governance, insurance, human resources, and facilities. Mr. Wood has over 35 years of experience in management positions in both large corporations and early stage companies in North America and the U.K. Prior to joining us in 2013, he was Head of Finance and Corporate Development, Secretary and Treasurer at Celator Pharmaceuticals Inc. from 2003 to 2013. Prior to 2003, he was Managing Director of Cubist Pharmaceuticals (UK) Ltd., Senior Director, International Operations of Cubist Pharmaceuticals Inc. and Finance Director at TerraGen Discovery, Inc., Vancouver, B.C. During over 20 years working in the biopharmaceutical industry, he has overseen several merger and acquisition transactions and numerous financings which raised over $200 million. Mr. Wood began his career in the finance and exploration departments at Chevron Corp. He received an M.B.A. from the University of Western Ontario, a B.Sc. Honors in Biology, Queen’s University, and a CPA, CMA accounting designation. Mr. Wood served on the governing body of the National Research Council of Canada from 2008 to 2014.

B.	Compensation

Executive Compensation

Compensation Discussion and Analysis

For the purposes of this Annual Report, a named executive officer (“NEO”) of the Company, using the definition contained in applicable Canadian securities laws, means each of the following individuals:

(a)	the Chief Executive Officer (“CEO”) of the Company;

(b)	the Chief Financial Officer (“CFO”) of the Company;

(c)	each of the three most highly compensated Executive Officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000. “Executive Officer” means the chairman, and any vice-chairman, president, secretary or any vice-president and any officer of the Company or a subsidiary who performs a policymaking function in respect of the Company; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

Each of Dr. David Parkinson, President and CEO, David Wood, CFO, Peter Virsik, Executive VP and Chief Operating Officer (“COO”), Dr. Raymond Andersen, Chief Technology Officer (“CTO”), and Dr. Marianne Sadar, Chief Scientific Officer (“CSO”), is an NEO of the Company for purposes of this disclosure.

Compensation Philosophy and Objectives

ESSA’s compensation philosophy for NEOs will be focused on its belief that capable and qualified employees are critical to the Company’s success. Therefore, its compensation plan is designed to attract the very best individuals in each expertise arena and to use salaries and long-term incentive compensation in the form of stock options or other suitable long-term incentives to attract and retain such employees. In making its determinations regarding the various elements of executive stock option grants, ESSA will seek to meet the following objectives:

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

Elements of Compensation

Base Salary – The base salary review of any NEO will take into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO. Base salary is not expected to be evaluated against a formal “peer group”. The base salaries for NEOs of ESSA as of the date of this Annual Report are:

NEO	BASE SALARY
Dr. David Parkinson (CEO)	US$451,758/year
David Wood (CFO)	US$236,900/year
Peter Virsik (EVP & COO)	US$375,950/year
Dr. Raymond Andersen (CTO)	C$180,000/year
Dr. Marianne Sadar (CSO)	C$180,000/year

Performance-Based Cash Bonuses – The Company may elect to utilize cash bonus incentives where the role-related context and competitive environment suggest that such a compensation modality is appropriate. When and if utilized, the amount of cash bonus compensation will normally be paid on the basis of timely achievement of specific pre-agreed milestones. Each milestone will be selected based upon consideration of its impact on shareholder value creation and the ability of the Company to achieve the milestone during a specific interval. The amount of bonus compensation will be determined based upon achievement of the milestone, its importance to the Company’s near and long term goals at the time such bonus is being considered, the bonus compensation awarded to similarly situated executives in similarly situated development-stage life-sciences companies or any other factors the Company may consider appropriate at the time such performance-based bonuses are decided upon. The quantity of bonus will normally be a percentage of base salary not to exceed 100%. However, in exceptional circumstances, the quantity of bonus paid may be connected to the shareholder value creation embodied in the pre-agreed milestones.

The bonuses available to the NEOs as of the date of this Annual Report are:

NEO	BONUS PAYABLE
Dr. David Parkinson (CEO)	Up to 50% of Base Salary
David Wood (CFO)	Up to 40% of Base Salary
Peter Virsik (EVP & COO)	Up to 40% of Base Salary
Dr. Raymond Andersen (CTO)	Up to 25% of Base Salary
Dr. Marianne Sadar (CSO)	Up to 25% of Base Salary

Up to the date of this Annual Report, the Company has generally relied on a flexible and informal approach to executive compensation for certain NEOs. Accordingly, the bonuses noted above of up to a certain percentage of base salary available to Mr. Wood, and Mr. Virsik were selected based on the Board’s collective agreement regarding an appropriate bonus range and on discussions with Mr. Wood about his expectations as CFO.

Stock Options and Restricted Share Units (as defined below) – Stock options and restricted share units are a key compensation element for companies such as ESSA. Because many of the most capable employees in ESSA’s industry work for pharmaceutical companies who can offer attractive cash and bonus compensation and a high level of employment security, stock options and restricted share units represent a compensation element that balances the loss of employment security that such employees must accept when moving to a small development-stage company like ESSA. Stock options and restricted share units are also an important component of aligning the objectives of ESSA employees with those of shareholders. ESSA has issued significant stock options positions to senior employees and lesser amounts to lower-level employees. The precise amount of stock options to be offered was governed by the importance of the role within ESSA, by the competitive environment within which ESSA operates and by the regulatory limits on stock option and restricted share unit grants that cover organizations such as ESSA. This reflects ESSA’s commitment to attracting and retaining world-level expertise to the Company. The stock options granted to the Company’s NEOs as of the date of this Annual Report are:

NEO	OPTIONS
Dr. David Parkinson (CEO)

2,500 Options ($4.00 exercise price per Common Share, expiring June 23, 2025)

30,000 Options ($4.00 exercise price per Common Share, expiring January 12, 2026)

235,000 Options ($4.00 exercise price per Common Share, expiring February 21, 2028)

David Wood (CFO)

3,750 Options (C$4.90 exercise price per Common Share, expiring July 30, 2024)

10,000 Options (C$4.90 exercise price per Common Share, expiring July 30, 2024)

66,250 Options (C$4.90 exercise price per Common Share, expiring February 21, 2028)

Peter Virsik (EVP & COO)	14,500 Options ($4.00 exercise price per Common Share, expiring August 9, 2026) 173,000 Options ($4.00 exercise price per Common Share, expiring February 21, 2028)
Dr. Raymond Andersen (CTO)	80,000 Options (C$4.90 exercise price per Common Share, expiring February 21, 2028)
Dr. Marianne Sadar (CSO)	80,000 Options (C$4.90 exercise price per Common Share, expiring February 21, 2028)

The Company has not granted any restricted share units to its NEOs as of the date of this Annual Report.

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

Stock Option Plan

On September 4, 2014, ESSA adopted a stock option plan, which was later amended and restated on May 21, 2015, March 10, 2016, March 8, 2017 and on April 25, 2018 (the “Plan”). The stock option plan is administered by the Chief Financial Officer of ESSA on the instructions of the Board or such director or other senior officer or employee of ESSA as may be designated by the Board from time to time.

The Plan was adopted as the successor to ESSA’s previously amended and restated stock option plan as of March 8, 2017 (the “Prior Plan”). Pursuant to the Plan, all outstanding option awards granted prior to February 28, 2017 will be governed by the terms and conditions of the Prior Plan. With any award granted on or after February 28, 2017 being governed by the terms and conditions of the Plan.

The Board may grant stock options (the “Options”) to any director, officer, employee, consultants or affiliates. Option grants are contingent upon the determination by the Board that such grants and the exercise of such Options will not violate the securities laws of the jurisdiction in which the recipient of the Option (“Optionee”) resides. Grants of Options to “Insiders” (as defined in the policy manual of the TSX-V) are subject to the policies of the TSX-V, so long as the Common Shares are listed on the TSX-V.

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

The Options granted under the Plan must not have an exercise price that is less than the “Market Price”, meaning an amount which is not less than the closing market price for the ESSA’s Common Shares on the trading day prior to the date of the grant. Further, an Option shall not establish a minimum exercise price until it has been awarded to a particular person. Any reduction in the exercise price of Options granted to Insiders, provided that the Optionee is an Insider at the time of the proposed reduction, requires Disinterested Shareholder Approval (as defined in the policy manual of the TSX-V).

The Options granted under the Plan are prohibited from having an exercise period in excess of ten years following their award date. No Option may be granted under the Plan following April 25, 2028 unless ESSA’s shareholders have approved an extension of the Plan. The maximum number of Common Shares that will be available to directors, officers, employees, consultants and affiliates may be reserved and made available for issuance, under the Plan, is 1,155,218 Common Shares of which no more than 1,000,000 will be available for employees to acquire pursuant to an incentive stock option plan (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States. The Common Shares may be subject to a four month resale restriction imposed by the TSX-V on certain shares.

Options will be granted by the Board and the Board may determine and impose terms upon which the Option shall vest, provided that if the Common Shared are listed on the TSX-V, Options granted to persons employed to conduct investor relations activities must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period.

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

Restricted Share Unit Plan

On February 21, 2018, ESSA adopted a restricted share unit plan (the “RSU Plan”) for the benefit of the Company’s directors, officers, employees and consultants. The RSU Plan has been established as a vehicle by which equity-based incentives may be awarded to the employees, consultants, directors and officers of the Company, to recognize and reward their significant contributions to the long-term success of the Company, including to align the employees’, consultants’, directors’ and officers’ interests more closely with the shareholders of the Company.

The Board intends to use Restricted Share Units (“RSUs”) issued under the RSU Plan, as well as the Options issued under the Plan as part of the Company’s overall executive compensation plan. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of holders thereof with those of the shareholders by tying compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced persons by rewarding those individuals who make a long-term commitment to the Company.

The RSU Plan is administered by the Compensation Committee or such other committee as the Board determines.

Pursuant to the RSU Plan, RSUs may be granted to any director, officer, employee or consultant (collectively, the “Eligible Persons”), from time to time by the Board, subject to the limitations set forth in the RSU Plan, but may not be granted when that grant would be prohibited by or in breach of applicable laws or any blackout period then in effect.

The number of Common Shares which may be reserved for issuance under the RSU Plan shall not exceed 1,155,218 Common Shares, provided that at no time may the number of Common Shares issuable under any and all of the Company’s equity incentive plans in existence, including the Plan, exceed 1,155,218 Common Shares.

The RSU Plan provides for the following limits on grants, unless approval by disinterested shareholders in accordance with the rules of the TSX-V is obtained:

(a)	the maximum number of Common Shares which may be issuable to insiders of the Company under the RSU Plan and all of the Company’s other share compensation arrangements in existence from time to time may not exceed 10% of the issued and outstanding Common Shares;

(b)	the maximum number of Common Shares which may be issuable to any one Eligible Person under the RSU Plan and all of the Company’s other share compensation arrangements in existence from time to time may not exceed 5% of the issued and outstanding Common Shares;

(c)	the maximum number of Common Shares which may be issuable to any one consultant under the RSU Plan and all of the Company’s other share compensation arrangements in existence from time to time may not exceed 2% of the issued and outstanding Common Shares; and

(d)	the maximum number of Common Shares which may be issuable to all Eligible Persons retained by the Company to provide investor relations activities (as defined by the policies of the TSX-V) as a group, under the RSU Plan and all of the Company’s other share compensation arrangements in existence from time to time may not exceed 2% of the issued and outstanding Common Shares.

The Compensation Committee may in its own discretion, at any time, and from time to time, grant RSUs to Eligible Persons as it determines appropriate, subject to the limitations set out in the RSU Plan.

Unless redeemed earlier in accordance with the RSU Plan and subject to any blackout periods then in effect, each one RSU will be redeemed by the Company on or about its applicable vesting date and, at such time, the holder thereof will be entitled to receive (i) one Common Share, (ii) cash representing the fair market value of such Common Share on the vesting date or (iii) a combination of (i) and (ii) above, as determined by the Compensation Committee in its sole discretion.

RSUs are non-assignable and non-transferable except by will or by the laws of descent and distribution. All benefits and rights granted under the RSU Plan may only be exercised by the Eligible Persons.

The RSU Plan contains provisions for the adjustment in the number of Common Shares subject to the RSU Plan and issuable on redemption of RSUs in the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than ordinary dividends) of the Company assets to shareholders or any other similar corporate transaction or event which the Board determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of Eligible Persons under the RSU Plan.

ESSA’s administration of the RSU Plan is consistent with the policies of the TSX-V and the Nasdaq and will comply with such other stock exchanges on which the Common Shares may be listed in the future.

Subject to applicable laws and regulatory approvals, the RSU Plan may be amended without shareholder approval for the following:

(a)	amendments to the terms and conditions of the RSU Plan necessary to ensure that the RSU Plan complies with the applicable regulatory requirements, including the rules of the TSX-V and Nasdaq, in place from time to time;

(b)	amendments to the provisions of the RSU Plan respecting administration of the RSU Plan and eligibility for participation under the RSU Plan;

(c)	amendments to the provisions of the RSU Plan respecting the terms and conditions on which RSUs may be granted pursuant to the plan, including the provisions relating to the payment of the RSUs; and

(d)	minor changes of a “house-keeping nature”.

Disinterested shareholder approval is required for any amendments related to:

(a)	the number or percentage of issued and outstanding Common Shares available for grant under the RSU Plan;

(b)	a change in the method of calculation of redemption of RSUs held by Eligible Persons; and

(c)	an extension to the term for redemption of RSUs held by Eligible Persons.

NEO Compensation

As of September 30, 2018, ESSA had five NEOs: Dr. David Parkinson, President and CEO, David Wood, CFO, Peter Virsik, EVP & COO, Dr. Raymond Andersen, CTO, and Dr. Marianne Sadar, CSO.

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

Specific termination and change-of-control provisions of each NEO include:

For Dr. David Parkinson:

•	A payment of one year of base salary upon termination without cause. This amount increases to 18 months if the termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. Had Dr. Parkinson’s employment been terminated without cause on September 30, 2018, he would have received $451,758. Had Dr. Parkinson’s employment been terminated without cause after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination, he would have received $677,637.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Dr. Parkinson held 267,500 options as of the date of this Annual Report.

For Mr. David Wood:

•	A payment to the employee of up to one year of base salary for termination without cause, whether or not the termination was caused by a change of control event. Had Mr. Wood been terminated without cause on September 30, 2018, whether or not the termination was caused by a change of control event, he would have received up to $236,900.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Mr. Wood held 80,000 options as of the date of this Annual Report.

For Mr. Peter Virsik:

•	A payment of one year of base salary upon termination without cause. This amount increases to 18 months if the termination without cause occurs within 18 months after a change of control event. Had Mr. Virsik’s employment been terminated without cause on September 30, 2018, he would have received $375,950. Had Mr. Virsik’s employment been terminated without cause within 18 months after a change of control event, he would have received $563,925.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Mr. Virsik held 187,500 options as of the date of this Annual Report.

For Dr. Raymond Andersen:

•	Immediate vesting of all stock options upon occurrence of a change of control event. Dr. Andersen held 80,000 options as of the date of this Annual Report.

For Dr. Marianne Sadar:

•	Immediate vesting of all stock options upon occurrence of a change of control event. Dr. Sadar held 80,000 options as of the date of this Annual Report.

Summary Compensation Table

ESSA's key management personnel for the periods indicated below include Dr. David Parkinson, CEO, David Wood, CFO, Peter Virsik, EVP & COO, Dr. Frank Perabo, former EVP & CMO, Dr. Paul Cossum, former EVP of R&D, Dr. Marianne Sadar, CSO and Director and Dr. Raymond Andersen, CTO and Director. Compensation paid to key management personnel are as follows:

($)	YEAR ENDED SEPTEMBER 30, 2018	YEAR ENDED SEPTEMBER 30, 2017	YEAR ENDED SEPTEMBER 30, 2016

Salaries and consulting fees	2,242,950	1,988,326	2,454,401

Share-based payments	1,340,513	756,154	975,927

Total compensation	3,583,463	2,744,480	3,430,328

Director Compensation

On January 1, 2015, ESSA adopted a compensation plan for independent members of the Board. Pursuant to this compensation plan, both cash payments and Options are offered to independent directors. Each independent director will receive a retainer of $25,000 per annum. In addition, the Chair of the Board will receive a premium of $25,000 per annum and the Chair of each sub-committee will receive a premium of $10,000 per annum. Independent directors will also be paid a cash fee of $1,500 per in-person meeting, and $1,000 per teleconference meeting, $1,000 per sub-committee meeting, and receive an Option grant of 12,000 Options, vesting in 48 equal monthly instalments beginning on the first month anniversary of the grant. Directors who are ESSA’s officers, employees or consultants will receive no compensation under the terms of this compensation plan.

Incentive Plan Awards Outstanding

As at September 30, 2018, the end of the Company’s last fiscal year, non-NEO directors held 48,000 Options in the Company, granted in current and prior years, resulting in $88,541 vested or earned in the year ended September 30, 2018.

Options to Purchase Securities

As at the date of this Annual Report, 900,709 outstanding Options are held by directors, consultants, employees and executive officers of the Company. Of these Options, 12,000 are exercisable at a price of $3.58 per Common Share, 572,748 are exercisable at a price of $4.00 per Common Share, 12,500 are exercisable at a price of $4.10 per Common Share, 286,000 are exercisable at a price of C$4.90 per Common Share, 250 are exercisable at a price of C$16.00 per Common Share, and 28,961 are exercisable at a price of C$40.00 per Common Share. The table below summarizes the Options issued and outstanding to directors and senior management as at the date of this Annual Report.

Class of Optionee (Number)	Number of Common Share Options Held		Exercise Price	Expiry Date
Dr. Marianne Sadar	80,000	(1)	C$4.90/Common Share	February 21, 2028
Chief Scientific Officer

Dr. Raymond Andersen	80,000	(1)	C$4.90/Common Share	February 21, 2028
Chief Technical Officer

Gary Sollis	6,000	(1)	C$4.90/Common Share	May 21, 2024
Director	6,000	(1)	C$4.90/Common Share	February 21, 2028

David Wood	3,750	(1)	C$4.90/Common Share	October 1, 2023
Chief Financial Officer	10,000	(1)	C$4.90/Common Share	July 30, 2024
	66,250	(1)	C$4.90/Common Share	February 21, 2028

Richard Glickman	3,750	(1)	C$4.90/Common Share	May 21, 2024
Chairman	8,250	(1)	C$4.90/Common Share	February 21, 2028

Dr. Frank Perabo Former EVP & Chief Medical Officer	8,000	(1)	$4.00/Common Share	September 8, 2024

Franklin Berger	2,500	(1)	$4.00/Common Share	March 5, 2025
Director	9,500	(1)	$4.00/Common Share	February 21, 2028

David Parkinson	2,500	(1)	$4.00/Common Share	June 23, 2025
Chief Executive Officer	30,000	(1)	$4.00/Common Share	January 12, 2026
	235,000	(1)	$4.00/Common Share	February 21, 2028

Peter Virsik	14,500	(1)	$4.00/Common Share	August 9, 2026
EVP & Chief Operating Officer	173,000	(1)	$4.00/Common Share	February 21, 2028

Scott Requadt Director	12,000	(1)	$4.00/Common Share	February 21, 2028

Class of Optionee (Number)	Number of Common Share Options Held		Exercise Price	Expiry Date

Michele Benjamin	4,750	(1)	$4.00/Common Share	February 21, 2028
Senior Director, Administration	7,250	(2)	$4.00/Common Share	April 4, 2028

Dr. Otello Stampacchia Director	12,000	(3)	$3.58/Common Share	October 18, 2028

(1)	These Options vest in 48 equal monthly installments with the first installment of Options vesting on March 21, 2018.

(2)	These Options vest in 48 equal monthly installments with the first installment of Options vesting on May 4, 2018.

(3)	These Options vest in 48 equal monthly installments with the first installment of Options vesting on November 18, 2018.

C.	Board Practices

Item 6.A., “Directors, Senior Management and Employees – Directors and Senior Management” above sets out each directors’ and officers’ date of expiration of their current term of office, as applicable, and the period during which such person has served in that office.

For specific termination and change-of-control provisions for the Company’s five NEO’s, Dr. David Parkinson, David Wood, Peter Virsik, Dr. Raymond Andersen, and Dr. Marianne Sadar, see Item 6.B “Compensation.”

As of the date of this Annual Report, Richard Glickman, Gary Sollis, Franklin Berger, Scott Requadt and Dr. Otello Stampacchia are not engaged in a contract providing for benefits upon termination of employment with the Company.

Audit Committee

The audit committee of the Board (the “Audit Committee”) is comprised of Franklin Berger (chair), Richard Glickman, and Gary Sollis, all of whom are “financially literate” as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the rules of the Nasdaq. Each member of the Audit Committee is considered independent pursuant to NI 52-110, Rule 10A-3 under the U.S. Exchange Act and the rules of the Nasdaq. Franklin Berger served as the Audit Committee’s financial expert for the 2018 fiscal year. A description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member may be found above under the heading “Directors, Senior Management and Employees – Directors and Senior Management”.

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

Financial Year Ending	Audit Fees		Audit- Related Fees		Tax Fees		All Other Fees
September 30, 2018	C$	74,215		$17,120	$	nil	$	nil
September 30, 2017	C$	55,080	$	nil	$	nil	$	nil
September 30, 2016	C$	56,610	$	nil	$	nil	$	nil

Compensation Committee

Prior to December 19, 2014, compensation matters were determined by the entire Board. At a meeting held on December 19, 2014, the Board formed a Compensation Committee. The Compensation Committee is currently comprised of Scott Requadt (chair), Richard Glickman and Dr. Otello Stampacchia. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee. ESSA follows applicable Canadian laws with respect to compensation committee composition, which do not mandate a compensation committee composed entirely of independent directors, as permitted by the Nasdaq Marketplace Rules. See Item 16G “Corporate Governance” below. The Compensation Committee is responsible for reviewing the compensation plans and severance arrangements for management, to ensure they are commensurate with comparable companies. Factors that are taken into consideration when making compensation decisions include:

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

Composition of the Board

The Board is composed of eight directors, three of whom qualify as independent directors. For this purpose, a director is independent if he or she has no direct or indirect “material relationship” with ESSA. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. An individual who has been an employee or executive officer of the Company within the last three years is considered to have a material relationship with the Company.

Of the directors, Franklin Berger, Richard Glickman, and Gary Sollis are considered independent under Rule 5605(a)(2) of the Nasdaq listing standards. Five directors: (i) Dr. David Parkinson, President and Chief Executive Officer of the Company; (ii) Dr. Marianne Sadar, Chief Scientific Officer of the Company; (iii) Dr. Raymond Andersen, Secretary and Chief Technical Officer of the Company; (iv) Scott Requadt, Venture Partner of Clarus (a major shareholder); and (v) Dr. Otello Stampacchia, Founder of Omega Funds (a major shareholder), are considered not independent. The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board. The Board believes that management is effectively supervised by the three independent directors, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management not represented on the Board.

Directorships

Currently, the following directors serve on the following boards of directors of other public companies:

DIRECTOR	PUBLIC CORPORATION BOARD MEMBERSHIP
Richard Glickman	Correvio Pharma Corp. (formerly Cardiome Pharma Corp.), Aurinia Pharmaceuticals Corp.
Franklin Berger	Five Prime Therapeutics, Inc., Immune Design Corp., Bellus Health, Inc., Tocagen Inc., Proteostasis Therapeutics, Inc., Kezar Life Sciences Inc.
David Parkinson	3SBio Inc., Tocagen Inc., CTI BioPharma Corp.
Scott Requadt	VBI Vaccines Inc., AVROBIO Inc.
Dr. Otello Stampacchia	Median Technologies SA, Replimune Limited

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

As of the date of this Annual Report, ESSA has a total of 15 employees and consultants on a full-time or part-time basis. ESSA has in the past, and may in the future, retain additional expert consultants on an ad-hoc basis if required in connection with the Company’s development program. None of ESSA’s employees are represented by a union. The following table sets forth the total number of ESSA’s employees at September 30, 2018, 2017 and 2016, respectively, and a breakdown of persons employed by category of activity and geographic location for the corresponding periods.

	September 30, 2018	September 30, 2017	September 30, 2016
Employees and consultants by category of activity:
Management	3	4	5
Administration	7	6	8
Research	5	5	12
Total Number of Employees and Consultants	15	15	25
Employees and consultants by geographic location:
Canada	8	8	8
United States	7	7	17
Total Number of Employees and Consultants	15	15	25

E.	Share Ownership

As at the date of this Annual Report, as a group, the Company’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over 805,468 Common Shares being 12.7% of the 6,311,098 Common Shares issued and outstanding.

The following table states the number of Common Shares beneficially owned by each person, directly or indirectly, or over which each person exercised control or direction as at December 13, 2018. The persons listed below are deemed to be the beneficial owners of Common Shares underlying stock options that are exercisable within 60 days from the above date.

Name of Beneficial Owner	Common Shares(1)	Percent of Common Shares(2)
Dr. David Parkinson	73,803	1.13%
Richard M. Glickman	45,250	*
Dr. Marianne Sadar	162,802	2.48%
Dr. Raymond Andersen	162,802	2.48%
Gary Sollis	8,749	*
David Wood	34,676	*
Franklin Berger	177,182	2.70%
Peter Virsik	42,966	*
Scott Requadt	2,750	*
Dr. Otello Stampacchia	750	*

(1)	These numbers include Common Shares underlying stock options that are exercisable within 60 days from December 13, 2018.

(2)	Based on an aggregate total of 6,555,383 Common Shares, being the 6,311,098 Common Shares issued and outstanding as at December 13, 2018 plus the 244,285 Common Shares underlying stock options that are exercisable within 60 days from December 13, 2018.

(3)	Less than 1% of Common Shares issued and outstanding as at December 13, 2018.

Item 6.B., “Directors, Senior Management and Employees – Compensation” above sets out more detailed information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table shows the name and information about ESSA’s voting securities owned by each person or company which, as at December 13, 2018, owned of record, or which, to ESSA’s knowledge, owned beneficially, directly or indirectly, more than 5% of any class or series of the Company’s voting securities:

Name	Number and Type of Securities	Type of Ownership	Percentage of Class(1)	Percentage of Class on a Diluted Basis(2)
Clarus Ventures LLC	1,668,560 Common Shares	Beneficial	26.44%	17.84%
Omega Fund IV, LP	1,084,848 Common Shares	Beneficial	17.19%	11.60%
BVF Partners, LP	580,367 Common Shares	Beneficial	9.20%	6.21%
Eventide Asset Management, LLC	481,970 Common Shares	Beneficial	7.64%	5.15%

(1)	Based on 6,311,098 outstanding Common Shares as of December 13, 2018.

(2)	Based on an aggregate total of 9,352,493 outstanding Common Shares on a fully diluted basis as of December 13, 2018, being the 6,311,098 Common Shares issued and outstanding as at December 13, 2018, and assuming the exercise of all outstanding 912,459 Options, 1,654,000 pre-funded warrants, 1,250 Bloom Burton Warrants, 227,273 7-Year Warrants, 7,477 SVB Warrants and 238,938 broker warrants, each on a one-to-one basis.

On October 1, 2018, Omega exercised its 10,700,000 pre-funded pre-Consolidation common share purchase warrants, which were issued in connection with the Company’s January 2018 Financing, for a total of 535,000 Common Shares (after giving effect to the Consolidation), representing approximately 9.3% of the issued and outstanding Common Shares.

No major shareholders have different voting rights.

The information in the table above was supplied by Computershare Trust Company of Canada, the Company’s registrar and transfer agent, and by the individuals themselves.

As of December 13, 2018, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

Location:	Number of registered shareholders of record	Number of Common Shares	Percentage of total Common Shares
Canada	6	5,202,994	82.44%
United States	2	1,108,104	17.56%
Other	nil	nil	nil %
Total	8	6,311,098%	100%

The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. The Company is not aware of any arrangement, the operation of which may result in a change of control of the Company.

B.	Related Party Transactions

In addition to the compensation arrangements discussed under Item 6.B “Compensation”, the following is a description of the material terms of those transactions with related parties to which ESSA is a party and which it is required to disclose pursuant to the disclosure rules of the SEC and the British Columbia Securities Commission.

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

Consulting Agreements

ESSA has entered into consulting agreements with Dr. Marianne Sadar, Chief Scientific Officer, and Dr. Raymond Andersen, Chief Technical Officer. The specific provisions of each consulting agreement include:

For Dr. Marianne Sadar:

•	The term of this consulting agreement expires on February 1, 2022 and may be extended for additional periods of one year each by mutual written agreement between the parties.
•	An annual fee to the consultant of C$180,000 (C$15,000 monthly) for the first and second year of the term and an annual consulting fee of C$120,000 (C$10,000 monthly) for the third and fourth year of the term.
•	In connection with consulting services performed, on February 21, 2018 Dr. Sadar received options to purchase 80,000 Common Shares at an exercise price of C$4.90 per share. Such options vest monthly in 48 equal installments of 1,666 Common Shares and vested options shall be exercisable any time and from time to time until February 21, 2028.
•	Dr. Sadar may receive an annual bonus of up to 25% of the annual fee upon accomplishment of objectives as determined by the Company and agreed to by Dr. Sadar.
•	At all times during the term of the consulting agreement, and for a period of 3 months thereafter, Dr. Sadar will be restricted from competing against us.

For Dr. Raymond Andersen:

•	The term of this consulting agreement expires on February 1, 2022 and may be extended for additional periods of one year each by mutual written agreement between the parties.
•	An annual fee to the consultant of C$180,000 (C$15,000 monthly) for the first and second year of the term and an annual consulting fee of C$120,000 (C$10,000 monthly) for the third and fourth year of the term.
•	In connection with consulting services performed, on February 21, 2018 Dr. Andersen received options to purchase 80,000 Common Shares at an exercise price of C$4.90 per share. Such options vest monthly in 48 equal installments of 1,666 Common Shares and vested options shall be exercisable any time and from time to time until February 21, 2028.
•	Dr. Andersen may receive an annual bonus of up to 25% of the annual fee upon accomplishment of objectives as determined by the Company and agreed to by Dr. Andersen.
•	At all times during the term of the consulting agreement, and for a period of 3 months thereafter, Dr. Andersen will be restricted from competing against us.

Equity Awards

Since ESSA's inception, it has granted equity awards to certain of its directors and officers. ESSA describes its equity plans under “Executive Compensation” in Item 6 of this Annual Report.

Included in accounts payable and accrued liabilities at September 30, 2018 is $128,035 (compared to $219,031 on September 30, 2017 and $276,399 on September 30, 2016) due to related parties with respect to the transactions described under “Executive Compensation” in Item 6 of this Annual Report and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

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

Significant Influence

The Company previously completed the January 2018 Financing for gross proceeds of approximately $26,040,000. For greater detail see Item 4.A “History and development of the Company.”

As a result of the January 2018 Financing, Hugo Beekman of Omega was appointed to the Board of the Company. Pursuant to the terms of a nomination rights agreement between the Company and Omega, Omega is entitled to nominate one director to the board of directors of the Company, who must be an independent director and preapproved by the Company. These nomination rights will continue for so long as Omega holds at least 9.99% of the issued and outstanding common shares of the Company. Mr. Beekman resigned from the Board on May 30, 2018 and Dr. Otello Stampacchia was appointed to the Board on October 18, 2018 pursuant to Omega’s nomination rights. As of the date of this Annual Report, Omega has significant influence on the Company, beneficially owning 1,084,848 Common Shares, representing 17.19% of the issued and outstanding Common Shares.

The Company previously completed the January 2016 Financing for gross proceeds of approximately $15,000,000. For greater detail see Item 4.A “History and development of the Company.”

As a result of the January 2016 Financing, Scott Requadt, then Managing Director of Clarus, was appointed to the Board of the Company. Pursuant to the terms of a subscription agreement between the Company and Clarus in connection with the January 2016 Financing, Clarus is entitled to nominate two directors to the board of directors of the Company, one of which must be an independent director and pre-approved by the Company. The nomination rights will continue for so long as Clarus holds greater than or equal to 53,030 common shares, subject to adjustment in certain circumstances. As of the date of this Annual Report, Clarus has significant influence on the Company beneficially owning 1,668,561 Common Shares, representing 26.44% of the issued and outstanding Common Shares.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The Company’s audited consolidated financial statements as at and for the years ended September 30, 2018, 2017, and 2016, as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The audit report of Davidson & Company LLP is included herein immediately preceding the consolidated financial statements and schedules.

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

There have been no significant changes in the Company’s financial condition since the most recent consolidated financial statements for the fiscal year ended September 30, 2018. See “Summary Corporate History and Intercorporate Relationships” in Item 4 of this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

As at the date of this Annual Report, the Company had 6,311,098 Common Shares outstanding. On January 27, 2015, the Common Shares began trading on the TSX-V under the symbol “EPI”. On July 28, 2015, ESSA delisted from the TSX-V and began trading its Common Shares on the TSX under the same symbol, “EPI”. On July 9, 2015, the Common Shares began trading on the Nasdaq under the symbol “EPIX”. On November 27, 2017, ESSA delisted from the TSX and began trading its Common Shares on the TSX-V under the same symbol, “EPI”.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s Common Shares are listed on the Nasdaq under the symbol “EPIX”. The Company’s Common Shares commenced trading on the TSX under the symbol “EPI” on July 28, 2015, while the Company’s Common Shares were concurrently delisted from the TSX-V. On November 27, 2017, the Company downlisted from the TSX and began trading its Common Shares on the TSX-V under the same symbol “EPI”. The Company’s Common Shares trade in U.S. dollars on the Nasdaq and in Canadian dollars on the TSX-V.

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

Except for contracts entered into in the ordinary course of business, the only contracts entered into by ESSA within two years immediately preceding this Annual Report that are still in effect, which may be regarded as material, are as follows:

1.	Cancer Research Grant Contract between CPRIT and the Company dated July 9, 2014.

2.	License Agreement between the BC Cancer Agency, UBC and the Company dated December 22, 2010, as amended on February 10, 2011 and May 27, 2014.

3.	Employment Agreement for David Wood.

4.	Employment Agreement for Dr. David Parkinson.

5.	Employment Agreement for Peter Virsik.

6.	Loan and Security Agreement between the Company and Silicon Valley Bank dated November 18, 2016.

7.	Subscription Agreement between the Company and Clarus Lifesciences III, L.P. dated January 14, 2016.

8.	Nomination Rights Agreement between the Company and Omega Fund IV, L.P. dated January 15, 2018.

9.	Consulting agreement for Dr. Marianne Sadar dated February 1, 2018.

10.	Consulting agreement for Dr. Raymond Andersen dated February 1, 2018.

11.	Lease for 400 Oyster Point Boulevard, South San Francisco, California, United States dated March 5, 2018.

D.	Exchange Controls

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

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Company believes that it was classified as a PFIC for the taxable year ending September 30, 2018, and the Company believes it will be classified as a PFIC for the current taxable year and in future taxable years. However, the Company’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

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

During any taxable year in which the Company or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder generally may be required to file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

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

Certain Material Canadian Federal Income Tax Considerations

The following is a summary, as of today’s date, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) that generally apply to an investor who acquires Common Shares, who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length, and is not affiliated with ESSA and who acquires and holds Common Shares, as capital property (a “Holder”). Generally, Common Shares will be considered to be capital property to a Holder provided that the Holder does not use Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

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

This summary only applies to Holders who (i) for the purposes of the Tax Act, have not and will not be resident in Canada at any time, (ii) do not use or hold the common shares in carrying on a business in Canada, and (iii) are resident in the United States for income tax purposes and entitled to benefits under the Treaty. Special rules, which are not discussed in this summary, may apply to such a Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.

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

Provided Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX-V and the Nasdaq), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently:

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

Not applicable.

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

The Company is exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. Refer to Item 18, ‘‘Financial Statements—Note 16 Financial Instruments and Risk’’ of the Company’s audited consolidated financial statements for the year ended September 30, 2018, for a qualitative and quantitative discussion of the Company’s exposure to these market risks.

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

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of September 30, 2018. Based on the evaluation, the Company’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act are effective as at September 30, 2018.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Section 404 of Sarbanes-Oxley, requires that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually. As of September 30, 2018, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management has assessed the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined the Company’s internal control over financial reporting was effective as of September 30, 2018. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of internal controls over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

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

D.	Changes in Internal Control over Financial Reporting

There were no significant changes to the Company’s internal control over financial reporting in the year ended September 30, 2018.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Franklin Berger, an individual serving on the audit committee of the Company’s Board, is an audit committee financial expert as defined in Item 16.A of Form 20-F under the Exchange Act and is independent as that term is defined in the listing standards of the Nasdaq. See “Directors, Senior Management and Employees – Directors and Senior Management” in Item 6.A of this Annual Report for a description of Franklin Berger’s relevant financial experience.

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

Director Independence

Rule 5605(b)(1) of the Nasdaq Marketplace Rules requires that a majority of the members of the board of directors of a listed company must be “independent directors” as defined in Rule 5605(a)(2). ESSA has informed the Nasdaq that it follows applicable Canadian laws with respect to independence requirements, which do not require that a majority of the members of the board of directors be independent. Upon the designation of Dr. David Parkinson as ESSA's Chief Executive Officer in January 2016, the number of independent members of the Board was reduced to a minority (three of eight). Further, Rule 5605(d)(2) of the Nasdaq Marketplace Rules requires that the compensation committee must be comprised of "independent directors" as defined in Rule 5605(a)(2) of the Nasdaq Marketplace Rules.  ESSA has informed the Nasdaq that it follows applicable Canadian laws with respect to compensation committee composition, which do not mandate a compensation committee comprised entirely of independent directors. Scott Requadt and Dr. Otello Stampacchia, who are not independent directors, were appointed to ESSA's compensation committee on March 10, 2016 and October 18, 2018, respectively.

Shareholder Approval of the January 2018 Transaction

Rule 5635(d) of the Nasdaq Marketplace Rules requires a listed company to obtain shareholder approval prior to completing a transaction, other than a public offering, if such transaction involves the issuance of 20% or more of the company’s common stock outstanding before the issuance and is at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement; or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement. ESSA informed the Nasdaq, as permitted by Rule 5615(a)(3) of the Nasdaq Marketplace Rules, that it did not seek shareholder approval prior to the completion of the January 2018 Financing and that not seeking shareholder approval in this regard was not prohibited by applicable Canadian law or by the rules of the TSX-V.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 “Financial Statements” located elsewhere in this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

The following attached financial statements are attached hereto, incorporated herein and found immediately following the text of this Annual Report:

1.	The Company’s audited consolidated financial statements as at and for the years ended September 30, 2018, 2017, and 2016, together with the notes thereto and the auditor’s report thereon.

ITEM 19.	EXHIBITS

1.	Articles of Incorporation*

4	Material Contracts

	4.1	Cancer Research Contract between CPRIT and the Company, dated July 9, 2014*

	4.2	License Agreement between the BC Cancer Agency, UBC and the Company, dated December 22, 2010, as amended on February 10, 2011 and May 27, 2014†*

	4.3	Sublease for 2130 West Holcombe Boulevard, Houston, Texas, United States dated April 7, 2015**

	4.4	Employment Agreement for David Wood***

	4.5	Employment Agreement for David Parkinson****

	4.6	Employment Agreement for Peter Virsik****

	4.7	Loan and Security Agreement between the Company and Silicon Valley Bank dated November 18, 2016*****

	4.8	Subscription Agreement between the Company and Clarus Lifesciences III, L.P. dated January 14, 2016.

	4.9	Nomination Rights Agreement between the Company and Omega Fund IV, L.P. dated January 15, 2018.

	4.10	Consulting Agreement for Dr. Marianne Sadar

4.11	Consulting Agreement for Dr. Raymond Andersen

4.12	Lease for 400 Oyster Point Boulevard, South San Francisco, California, United States dated March 5, 2018

8.1	List of Subsidiaries*

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File

†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

*	Previously filed (No. 377-00939) with the SEC on Form 20-F of the Company on February 24, 2015.
**	Previously filed (No. 001-37410) with the SEC on Form 20-F of the Company on December 11, 2015.
***	Previously filed (No. 377-00939) with the SEC on Form 20-F of the Company on April 7, 2015.
****	Previously filed (No. 001-37410) with the SEC on Form 20-F of the Company on December 14, 2016.
*****	Previously filed (No. 001-37410) with the SEC on Form 6-K of the Company on November 21, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ESSA PHARMA INC.

DATED: December 13, 2018
	By:	/s/ David Wood
David Wood
Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

The Company’s audited consolidated financial statements as at and for the years ended September 30, 2018, 2017, and 2016, together with the notes thereto and the auditor’s report thereon.	F-2

F-1

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

ESSA Pharma Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of ESSA Pharma Inc. (the “Company”), which comprise the consolidated statements of financial position as of September 30, 2018 and 2017, the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended September 30, 2018, 2017, and 2016 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2018 and 2017 and its financial performance and its cash flows for the years ended September 30, 2018, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that the Company incurred a consolidated net loss of $11,629,440 during the year ended September 30, 2018 and, as of that date, the Company’s consolidated deficit was $44,369,086. As stated in Note 1 to the consolidated financial statements, these events or conditions, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

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

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 2011.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada Chartered Professional Accountants

December 12, 2018

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)
AS AT SEPTEMBER 30

	2018	2017

ASSETS

Current
Cash	$14,829,144	$3,957,185
Receivables (Note 17)	297,349	29,475
Prepaids (Note 4)	470,154	1,072,103

	15,596,647	5,058,763

Deposits	201,399	-
Equipment (Note 5)	-	99,882
Intangible assets (Note 6)	219,028	237,326
Deferred financing costs (Note 9)	-	211,073

Total assets	$16,017,074	$5,607,044

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$523,669	$1,641,103
Current portion of long-term debt (Note 7)	2,815,947	2,026,588
Income tax payable	4,722	109,521

	3,344,338	3,777,212

Long-term debt (Note 7)	3,501,016	5,933,092
Derivative liabilities (Note 8)	19,648	170,743

Total liabilities	6,865,002	9,881,047

Shareholders' equity (deficiency)
Share capital (Note 9)	40,205,997	25,980,117
Reserves (Note 10)	15,391,640	4,562,005
Accumulated other comprehensive loss	(2,076,479)	(2,076,479)
Deficit	(44,369,086)	(32,739,646)

	9,152,072	(4,274,003)

Total liabilities and shareholders’ equity (deficiency)	$16,017,074	$5,607,044

Nature and continuance of operations (Note 1)

Commitments (Note 17)

Subsequent events (Note 19)

On behalf of the Board on December 12, 2018

“David R. Parkinson”	Director	“Franklin Berger”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30

	2018	2017	2016

OPERATING EXPENSES
Research and development, net of recoveries (Note 18)	$4,873,335	$5,726,366	$13,060,201
Financing costs	911,959	784,583	937,845
General and administration, net of recoveries (Note 18)	5,928,671	5,140,921	5,644,118

Total operating expenses	(11,713,965)	(11,651,870)	(19,642,164)

Foreign exchange	1,417	(36,497)	79,543
Interest income	42,734	-	-
Loss of disposal of equipment (Note 5)	(83,692)	-	-
Gain on derivative liability (Note 8)	151,095	7,305,746	6,574,105

Net loss for the year before taxes	(11,602,411)	(4,382,621)	(12,988,516)

Income tax expense (Note 13)	(27,029)	(116,391)	(151,272)

Net loss for the year	(11,629,440)	(4,499,012)	(13,139,788)

OTHER COMPREHENSIVE LOSS
Cumulative translation adjustment	-	-	(337,763)

Comprehensive loss for the year	$(11,629,440)	$(4,499,012)	$(13,477,551)

Basic and diluted loss per common share	$(2.55)	$(3.09)	$(9.77)

Weighted average number of common shares outstanding – basic and diluted	4,566,519	1,454,936	1,345,192

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30

	2018	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(11,629,440)	$(4,499,012)	$(13,139,788)
Items not affecting cash:
Amortization	34,488	46,145	66,181
Gain on derivative liability	(151,095)	(7,305,746)	(6,574,105)
Finance expense	911,959	784,583	910,101
Product development and relocation grant	(229,201)	(5,192,799)	-
Unrealized foreign exchange	19,694	(28,866)	(140,139)
Share-based payments (Note 10)	1,401,414	758,927	1,246,946
Loss on disposal of equipment (Note 5)	83,692	-	-

Changes in non-cash working capital items:
Receivables	(35,874)	(14,649)	48,978
Prepaid expenses	601,949	(53,871)	644,089
Accounts payable and accrued liabilities	(1,120,833)	(1,867,853)	1,545,577
Income tax payable	(104,799)	18,330	91,191

Net cash used in operating activities	(10,218,046)	(17,354,811)	(15,300,969)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	-	-	(9,983)
Deposits	(201,399)	-	-

Net cash used in investing activities	(201,399)	-	(9,983)

CASH FLOWS FROM FINANCING ACTIVITIES
Advance on product development and relocation grant	-	5,192,799	3,786,667
Proceeds on financing	26,040,000	-	19,999,992
Share issuance costs	(2,174,826)	(211,073)	(1,080,189)
Proceeds on loan advance	-	8,000,000	-
Financing costs	-	(220,937)	-
Loan principal repaid	(1,991,378)	-	-
Interest paid	(563,298)	(436,944)	-
Options exercised	-	2,939	36,465
Warrants exercised	-	-	1,194

Net cash provided by financing activities	21,310,498	12,326,784	22,744,129

Effect of foreign exchange on cash	(19,094)	117	(27,370)

Change in cash for the year	10,871,959	(5,027,910)	7,405,807

Cash, beginning of year	3,957,185	8,985,095	1,579,288

Cash, end of year	$14,829,144	$3,957,185	$8,985,095

Supplemental Disclosure with respect to Cash Flow (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

			Reserves
	Number of shares	Share capital	Share-based payments	Warrants	Cumulative translation adjustment	Deficit	Total

Balance, September 30, 2015	1,131,467	$19,419,004	$2,355,196	$45,824	$(1,738,716)	$(15,625,796)	$4,455,512
Private placement	310,606	6,581,815	-	-	-	-	6,581,815
Issuance costs	-	(170,091)	-	-	-	-	(170,091)
Options exercised	12,736	142,386	(105,921)	-	-	-	36,465
Warrants exercised	39	1,628	-	(434)	-	-	1,194
Share-based payments	-	-	1,246,946	-	-	-	1,246,946
Foreign currency adjustment	-	-	-	-	(54,574)	-	(54,574)
Effect of functional currency change	-	-	-	263,903	(283,189)	524,950	505,664
Loss for the year	-	-	-	-	-	(13,139,788)	(13,139,788)

Balance, September 30, 2016	1,454,848	$25,974,742	$3,496,221	$309,293	$(2,076,479)	$(28,240,634)	$(536,857)
Options exercised	250	5,375	(2,436)	-	-	-	2,939
Share-based payments	-	-	758,927	-	-	-	758,927
Loss for the year	-	-	-	-	-	(4,499,012)	(4,499,012)

Balance, September 30, 2017	1,455,098	$25,980,117	$4,252,712	$309,293	$(2,076,479)	$(32,739,646)	$(4,274,003)
Financing	4,321,000	17,284,000	-	8,756,000	-	-	26,040,000
Share issuance costs	-	(3,058,120)	-	672,221	-	-	(2,385,899)
Share-based payments	-	-	1,401,414	-	-	-	1,401,414
Loss for the year	-	-	-	-	-	(11,629,440)	(11,629,440)

Balance, September 30, 2018	5,776,098	$40,205,997	$5,654,126	$9,737,514	$(2,076,479)	$(44,369,086)	$9,152,072

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

1.	NATURE AND CONTINUANCE OF OPERATIONS

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

The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain patents (the “NTD Technology”) which were the joint property of the British Columbia Cancer Agency and the University of British Columbia. As at September 30, 2018, no products are in commercial production or use. From November 2015 until September 2017, the Company’s primary activity was the Phase I clinical development of clinical candidate EPI-506. On September 11, 2017, the Company announced its decision to discontinue further clinical development of EPI-506, including a decrease in headcount and reduction of operational expenditures related to the clinical program. The Company implemented a corporate restructuring plan to focus resources on preclinical development of its next-generation compounds.

Share Consolidation

Effective April 25, 2018, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 20 pre-consolidation shares. Unless otherwise stated, all share and per share amounts have been restated retrospectively to reflect this share consolidation.

Going Concern

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) assuming the Company will continue on a going-concern basis. The Company has incurred losses and negative operating cash flows since inception. The Company incurred a net loss of $11,629,440 during the year ended September 30, 2018 and has an accumulated deficit of $44,369,086. The ability of the Company to continue as a going concern in the long-term depends upon its ability to develop profitable operations and to continue to raise adequate financing.  As at September 30, 2018, the Company has not advanced its research into a commercially viable product. The Company’s continuation as a going concern is dependent upon the successful development of its NTD Technology to a commercial standard. These matters indicate the existence of material uncertainties that raises substantial doubt about the Company’s ability to continue as a going concern.

During the year ended September 30, 2018, the Company completed a financing of $26,040,000 in gross proceeds (Note 9). Management continues to seek sources of additional financing which would assure continuation of the Company’s operations and research programs. However, there is no certainty that such financing will be provided or provided on favorable terms. Management believes that it will complete a financing in sufficient time to continue to execute its planned expenditures without interruption.

2.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

2.	BASIS OF PRESENTATION (cont’d…)

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
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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

Product development and relocation grant

Pursuant to the terms of the Company’s grant from the Cancer Prevention Research Institute of Texas (“CPRIT”), the Company has met certain terms and conditions as detailed in Note 17 to qualify for the grant funding. The Company has therefore recognized in profit or loss, as recoveries of research and development expenditures, a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied.

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

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

2.	BASIS OF PRESENTATION (cont’d…)

Estimates (cont’d…)

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The Company has made reference to prices quoted on the Toronto Stock Exchange (“TSX”), TSX-V and NASDAQ. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 10.

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

Equipment

The Company acquired office and computer equipment for use in its research and business activities.

Depreciation has been recognized using the straight-line method at the rate of 30% per annum for computer equipment and 20% for office equipment.

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
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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

Share-based payments

Share based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments granted to non-employees are accounted for as equity settled share-based payment transactions and measured at the fair value of goods and services received. If the fair value of the goods or services received cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or services.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

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
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

New standards not yet adopted

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. IFRS 9 is not expected to have a significant impact on the Company’s financial statements.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. IFRS 15 is not expected to have a significant impact on the Company’s financial statements.

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

4.	PREPAID EXPENSES

	2018	2017

Clinical program deposit	$-	$659,899
Prepaid insurance	381,098	374,121
Other deposits and prepaid expenses	89,056	38,083

Balance	$470,154	$1,072,103

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

5.	EQUIPMENT

	Furniture and fixtures	Computer equipment	Total

Cost
Balance, September 30, 2016, and 2017	$154,318	$43,359	$197,677
Disposals	(154,318)	(43,359)	(197,677)
Balance, September 30, 2018	-	-	-

Accumulated Amortization
Balance, September 30, 2016	$49,594	$20,353	$69,947
Amortization expense	20,945	6,903	27,848
Balance, September 30, 2017	70,539	27,256	97,795
Amortization expense	12,567	3,623	16,190
Disposals	(83,106)	(30,879)	(113,985)
Balance, September 30, 2018	$-	$-	$-

Net Book Value
Balance, September 30, 2017	$83,779	$16,103	$99,882
Balance, September 30, 2018	$-	$-	$-

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 18). In the year ended September 30, 2018, the Company disposed of all equipment for $nil proceeds due to office restructuring and recorded a loss on disposal of $83,692.

6.	INTANGIBLE ASSETS

NTD Technology

Cost
Balance, September 30, 2016, 2017, and 2018	$361,284

Accumulated Amortization
Balance, September 30, 2016	$105,661
Amortization expense	18,297

Balance, September 30, 2017	$123,958
Amortization expense	18,298

Balance, September 30, 2018	$142,256

Net Book Value
Balance, September 30, 2017	$237,326
Balance, September 30, 2018	$219,028

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

6.	INTANGIBLE ASSETS (cont’d…)

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 18).

The NTD Technology is held under a License Agreement signed in fiscal 2010. As consideration for the License Agreement, the Company issued common shares of the Company. The License Agreement contains an annual royalty as a percentage of annual net revenue and a percentage of any annual sublicensing revenue earned with respect to the NTD Technology. The License Agreement stipulates annual minimum advance royalty payments of C$85,000. In addition, there are certain milestone payments for the first compound, to be paid in stages as to C$50,000 at the start of a Phase II clinical trial, C$900,000 at the start of a Phase III clinical trial, C$1,450,000 at application for marketing approval, and with further milestone payments on the second and additional compounds.

7.	LONG-TERM DEBT

On November 18, 2016, Silicon Valley Bank (“SVB”) entered into a $10,000,000 capital term loan facility agreement (“SVB Term Loan”) with the Company. The Company has drawn down $8,000,000 from the SVB Term Loan. The option to draw an additional $2,000,000 lapsed on July 31, 2017.

The SVB Term Loan bears an interest rate of the Wall Street Journal Prime Rate (“WSJ Prime Rate”) plus 3% per annum and will mature on September 1, 2020. The SVB Term Loan requires a final payment of 8.6% of the amount advanced (“Final Payment”), due upon the earlier of the maturity or termination of the SVB Term Loan. The Company was required to make interest only payments until December 31, 2017. The SVB Term Loan contains a voluntary prepayment option whereby the principal amount can be prepaid in whole, or in part, for a fixed fee if a prepayment is made on or before the second anniversary of the SVB Term Loan.

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

In connection with the $8,000,000 draw, the Company granted an aggregate of 7,477 warrants to SVB (the “SVB Warrants”), exercisable at a price of $42.80 per share for a period of seven years until November 18, 2023, with an initial fair value of $167,022, which has been recognized as a derivative liability (Note 8). The Company incurred total additional transaction costs of $220,898 related to the SVB Term Loan and First Amendment. The transaction costs and Final Payment are being amortized into profit and loss over the estimated term of the facility, being the legal term, at an effective interest rate of 12.15% (2017 - 12.07%).

SVB Term Loan

Balance, September 30, 2016	$-
Loan advance	8,000,000
Transaction costs	(387,959)
Interest paid	(436,944)
Accretion	784,583

Balance, September 30, 2017	$7,959,680
Continued…

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

7.	LONG-TERM DEBT (cont’d…)

…continued	SVB Term Loan

Balance, September 30, 2017	$7,959,680
Principal repaid	(1,991,378)
Interest paid	(563,298)
Accretion	911,959

Balance, September 30, 2018	$6,316,963

Current portion	$2,815,947
Long-term portion	$3,501,016

8.	DERIVATIVE LIABILITIES

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

Warrants exercisable in US dollars prior to January 1, 2016 and warrants exercisable in Canadian dollars after January 1, 2016, the date marking the Company’s change in functional currency, are therefore classified as derivative liabilities. On January 1, 2016, the Company derecognized derivative liabilities of $588,407 for warrants outstanding denominated in Canadian dollars which have since expired.

In April 2014, in connection with the issuance of a convertible debenture for $1,000,000, the Company issued 1,250 broker warrants valued at $14,935 (C$16,394), each exercisable into one common share at a price of C$40.00 for a period of five years (Note 10). The warrants were valued using the Black-Scholes model with a risk-free interest rate of 1.63%, term of 5 years, volatility of 80% and dividend rate of 0%. On January 1, 2016, the Company recorded a derivative liability of $82,743 using the Black-Scholes model.

As at September 30, 2018, the derivative liability had a fair value of $nil (2017 - $206). The Company has recorded the resulting change in fair value of $206 (2017 - $41,996) in the statement of loss and comprehensive loss.

2016 Warrants

In January 2016, the Company completed a private placement of 227,273 units of the Company at $66.00 per unit (“Unit”) for gross proceeds of $14,999,992. Each Unit consisted of one common share of the Company, one 7-year cash and cashless exercise warrant (the “7-Year Warrants”), and one half of one 2-year cash exercise warrant (the “2-Year Warrants”). The 7-Year Warrants and 2-Year Warrants have an exercise price of $66.00 per common share (collectively, the “2016 Warrants”). The holders of the 7-Year Warrants may elect, in lieu of exercising the 7-Year Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the 7-Year Warrants based on the number of 7-Year Warrants to be exercised multiplied by a ten-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per 7-Year Warrant.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

8.	DERIVATIVE LIABILITIES (cont’d…)

2016 Warrants (cont’d…)

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

The 2016 Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. On January 13, 2018, the 2-Year Warrants expired unexercised. As at September 30, 2018, the 7-Year Warrants derivative liability had a fair value of $17,679 (2017 - $160,262). The Company has recorded the resulting change in fair value of $142,583 (2017 - $7,107,003) in the statement of loss and comprehensive loss.

SVB Warrants

In connection with the $8,000,000 draw on the SVB Term Loan (Note 7), the Company granted an aggregate of 7,477 warrants to SVB (the “SVB Warrants”), exercisable at a price of $42.80 per share for a period of seven years until November 18, 2023. The holders of the SVB Warrants may elect, in lieu of exercising the SVB Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the SVB Warrants based on the number of SVB Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per SVB Warrant.

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

On issuance of the SVB Warrants, the Company recorded a derivative liability of $167,022 using the Black-Scholes model. The SVB Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. As at September 30, 2018, the SVB Warrants derivative liability had a fair value of $1,969 (2017 - $10,275). The Company has recorded the resulting change in fair value of $8,306 (2017 - $156,747) in the statement of loss and comprehensive loss.

Valuation

The Company uses the Black-Scholes option pricing model to estimate fair value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liabilities on initial recognition in the fiscal periods presented (November 18, 2016 with respect to the SVB Warrants), September 30, 2017 and September 30, 2018:

	September 30, 2018	September 30, 2017	November 18, 2016

Risk-free interest rate	3.06%	1.78%	1.32%
Expected life	4.29 years	3.67 years	7.00 years
Expected annualized volatility	68.0%	74.2%	75.4%
Dividend	-	-	-

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

8.	DERIVATIVE LIABILITIES (cont’d...)

Sensitivity

The derivative warrants are a recurring Level 3 fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $5,057 as at September 30, 2018. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $4,503 as at September 30, 2018. If the volatility were to increase by 10%, this would increase the obligation by approximately $14,598 as at September 30, 2018. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $10,039 as at September 30, 2018.

The following table is a continuity schedule of changes to the Company’s derivative liabilities:

Total

Balance, September 30, 2016	$7,309,467
Derivative liability on issuance of warrants	167,022
Change in fair value	(7,305,746)

Balance, September 30, 2017	$170,743
Change in fair value	(151,095)

Balance, September 30, 2018	$19,648

Derivatives with expected life of less than one year	$-
Derivatives with expected life greater than one year	$19,648

9.	SHAREHOLDERS’ EQUITY (DEFICIENCY)

Authorized

Unlimited common shares, without par value.

Unlimited preferred shares, without par value.

Effective April 25, 2018, the Company consolidated its issued and outstanding common shares on a basis of one post-consolidation share for 20 pre-consolidation shares. Unless otherwise stated, all share and per share amounts have been restated respectively to reflect this share consolidation.

a) January 2018 Financing

On January 9, 2018, the Company closed the first tranche of a brokered equity offering (“January 2018 Financing”), issuing 3,427,250 common shares and 1,654,000 pre-funded warrants at a price of $4.00 each, for total gross proceeds of $20,325,000. Each warrant is exercisable, for a nominal exercise price, into one common share of the Company for a period of five years. In connection with the first tranche of the January 2018 Financing, the Company paid a cash commission of $1,204,000, incurred other financing costs of $810,500 including $211,073 of deferred financing costs as at September 30, 2017, and issued 175,937 broker warrants each exercisable into one common share of the Company at a price of $4.00 per share for a period of five years. The broker warrants were valued at $495,033 using the Black-Scholes model with a risk-free interest rate of 2.33%, term of 5 years, volatility of 82.00%, and dividend rate of 0%.

Concurrently, the Company completed a non-brokered private placement of 168,750 common shares at $4.00 per share as purchased by certain directors of the Company for total gross proceeds of $675,000.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

9.	SHAREHOLDERS’ EQUITY (DEFICIENCY) (cont’d…)

a) January 2018 Financing (cont’d…)

On January 16, 2018, the Company closed the second tranche of the January 2018 Financing, issuing 465,000 common shares and 535,000 pre-funded warrants at a price of $4.00 each, for total gross proceeds of $4,000,000. Each warrant is exercisable, for a nominal exercise price, into one common share of the Company for a period of five years. In connection with the second tranche of the January 2018 Financing, the Company paid a cash commission of $352,800, incurred other financing costs of $18,599, and issued 63,000 broker warrants each exercisable into one common share of the Company at a price of $4.00 per share for a period of five years. The broker warrants were valued at $177,188 using the Black-Scholes model with a risk-free interest rate of 2.36%, term of 5 years, volatility of 81.90%, and dividend rate of 0%. Furthermore, on January 16, 2018, the Company’s agent partially exercised its over-allotment option for 260,000 additional common shares for additional proceeds to the Company of approximately $1,040,000.

b) March 2016 Private Placement

In March 2016, the Company completed a private placement (the “March 2016 Financing”) of 83,333 common shares at a price of $60.00 per share for gross proceeds of approximately $5,000,000. The Company incurred financing costs of $62,797.

c) January 2016 Private Placement

In January 2016, the Company completed a private placement (the “January 2016 Financing”) of 227,273 Units of the Company at a price of $66 per Unit for gross proceeds of approximately $15,000,000. Each Unit consisted of one common share, one 7-Year Warrant, and one-half of one 2-Year Warrant. The 7-Year Warrant and 2-Year were assigned fair values using the Black-Scholes model (Note 8). The residual value was assigned to the common share in the Unit. In connection with the January 2016 Financing, the Company paid a cash commission to a financial advisor of approximately $463,447 and incurred other financing costs of $553,942. The financing costs were recorded as $107,288 in equity for the issuance of the common shares and $910,101 to finance expense in the statement of loss and comprehensive loss for the issuance of the 2016 Warrants.

Nomination Rights

In connection with the January 2016 Financing, Clarus Lifesciences III, L.P. (“Clarus”) acquired 106,061 common shares. Clarus is entitled to nominate two directors to the board of directors of the Company, one of which must be an independent director and preapproved by the Company. These nomination rights will continue for so long as Clarus holds greater than or equal to 53,030 common shares, subject to adjustment in certain circumstances.

In connection with the January 2018 Financing, Omega Fund IV, L.P. (“Omega”) acquired 465,000 common shares and 535,000 pre-funded warrants (exercised subsequent to year end). Pursuant to the terms of a nomination rights agreement between the Company and Omega, Omega is entitled to nominate one director to the board of directors of the Company (Note 19). These nomination rights will continue for so long as Omega holds at least 9.99% of the issued and outstanding common shares.

10.	RESERVES

Equity incentive plans

Stock option plan

The Company has adopted a Stock Option Plan consistent with the policies and rules of the TSX-V and NASDAQ. Pursuant to the Stock Option Plan, options may be granted with expiry terms of up to 10 years, and vesting criteria and periods are approved by the Board of Directors at its discretion. The options issued under the Stock Option Plan are accounted for as equity-settled share-based payments.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

10.	RESERVES (cont’d…)

Equity incentive plans (cont’d…)

Restricted share units plan

The Company has adopted a Restricted Share Unit Plan (“RSU Plan”) consistent with the policies and rules of the TSX-V and NASDAQ. Pursuant to the RSU Plan, RSUs may be granted with vesting criteria and periods are approved by the Board of Directors at its discretion. The RSUs issued under the RSU Plan may be accounted for as either equity-settled or cash-settled share-based payments. At September 30, 2018, there are no RSUs outstanding.

The Stock Option Plan and RSU Plan have a combined maximum of 1,155,218 common shares which may be reserved for issuance.

Stock options

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price*

Balance, September 30, 2015	173,676	$29.51
Options granted	45,500	83.28
Options exercised	(14,050)	(19.42)
Options expired/forfeited	(2,000)	(67.83)

Balance, September 30, 2016	203,126	$42.81
Options exercised	(250)	(12.41)
Options expired/forfeited	(17,000)	(39.71)

Balance, September 30, 2017	185,876	$44.53
Options granted	803,400	3.94
Options expired/forfeited	(88,817)	(21.83)

Balance outstanding, September 30, 2018	900,459	$4.80
Balance exercisable, September 30, 2018	152,530	$9.06

Options exercisable in Canadian dollars as at September 30, 2018 are translated at current rates to reflect the current weighted average exercise price in US dollars for all outstanding options.

At September 30, 2018, options were outstanding enabling holders to acquire common shares as follows:

Exercise price		Number of options	Weighted average remaining contractual life (years)

	$4.00	572,748	9.18
	$4.10	12,500	9.71
C$	4.90	286,000	9.07
C$	16.00	250	0.64
C$	40.00	28,961	1.08
		900,459	8.89

Share-based compensation

During year ended September 30, 2018, the Company granted a total of 803,400 (2017 – Nil; 2016 – 45,500) stock options with a weighted average fair value of $3.08 per option (2017 – $Nil; 2016 - $39.60).

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

10.	RESERVES (cont’d…)

Share-based compensation (cont’d…)

During the year ended September 30, 2018, the Company amended the exercise prices and expiry dates of 83,350 outstanding stock options to exercise prices of either C$4.90 or $4.00 and expiry dates ranging from October 1, 2023 to August 9, 2026. This resulted in additional share-based payments expense of $78,747 for the year ended September 30, 2018. The weighted average assumptions used for the Black-Scholes valuation of the modified options were annualized volatility of 77.80%, risk-free interest rate of 2.66%, expected life of 7.28 years and a dividend rate of Nil%.

The Company recognized share-based payments expense for options granted and vesting, net of recoveries on cancellations of unvested options, during the year with allocations to its functional expense as follows:

	2018	2017	2016

Research and development expense (Note 18)	$324,528	$(3,870)	$322,160
Financing costs	-	-	27,743
General and administrative (Note 18)	1,076,886	762,797	897,043
	$1,401,414	$758,927	$1,246,946

The following weighted average assumptions were used for the Black-Scholes option-pricing model valuation of stock options granted:

	2018	2017	2016

Risk-free interest rate	2.37%	-	0.63%
Expected life of options	10.00 years	-	3.58 years
Expected annualized volatility	80.89%	-	73.01%
Dividend	-	-	-

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, September 30, 2015	14,125	$52.80
Warrants granted	340,909	66.00
Warrants exercised	(39)	(29.60)
Warrants expired	(18)	(29.60)

Balance, September 30, 2016	354,977	$65.60
Warrants granted	7,476	42.80
Warrants expired	(12,818)	55.00

Balance, September 30, 2017	349,635	$65.38
Warrants granted	2,427,937	0.40
Warrants expired	(113,636)	66.00

Balance outstanding and exercisable, September 30, 2018	2,663,936	$6.13

Warrants exercisable in Canadian dollars as at September 30, 2018 are translated at current rates to reflect the current weighted average exercise price in US dollars for all outstanding warrants.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

10.	RESERVES (cont’d…)

Warrants (cont’d…)

At September 30, 2018, warrants were outstanding enabling holders to acquire common shares as follows:

Number of Warrants		Exercise Price		Expiry Date

1,250		C$	40.00	April 15, 2019
227,273	(1)	US$	66.00	January 14, 2023
7,476		US$	42.80	November 18, 2023
1,653,999	(2)	US$	0.002	January 9, 2023
175,938		US$	4.00	January 9, 2023
535,000	(2)(3)	US$	0.002	January 16, 2023
63,000		US$	4.00	January 16, 2023
2,663,936

(1)	Detailed terms of the 2016 Warrants are included in Note 8.
(2)	Pre-funded warrants are included in reserves at the price paid by holders of $4.00 per pre-funded warrant (Note 9).
(3)	Exercised subsequent to September 30, 2018.

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended September 30, 2018, the Company issued broker warrants valued at $672,221 in connection with the January 2018 Financing (Note 9).

During the year ended September 30, 2017, the Company:

(a)	Issued warrants valued at $167,022 in connection with the SVB Term Loan (Note 7).

(b)	On exercise of stock options, the Company transferred $2,436 from reserves to share capital.

During the year ended September 30, 2016, the Company:

(a)	Issued 10,686 common shares on the cashless exercise of 12,000 stock options.

(b)	On exercise of stock options and warrants, the Company transferred $105,921 and $434, respectively, from reserves to share capital.

12.	RELATED PARTY TRANSACTIONS

Key management personnel of the Company include the President and Chief Executive Officer, Executive VP and Chief Operating Officer, Chief Financial Officer, Chief Technical Officer, Chief Scientific Officer, former Chief Medical Officer, former Executive VP of Research and Development, and Directors of the Company. Compensation paid to key management personnel is as follows:

	2018	2017	2016

Salaries, consulting fees, and director fees	$2,439,422	$2,179,826	$2,651,651
Share-based payments, net of cancellations (a)	1,429,053	770,222	1,029,878
Total compensation	$3,868,475	$2,950,048	$3,681,529

(a)	Share-based payments to related parties represents the fair value of options granted and vested in the period to key management personnel net of expense reversed for options cancelled before vesting.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

12.	RELATED PARTY TRANSACTIONS (cont’d…)

During the year ended September 30, 2018, the Company modified 73,000 (2017 – Nil; 2016 – Nil) options held by and granted 682,000 (2017 – Nil; 2016 – 44,500) options to key management personnel. The vesting of these options and options granted to key management personnel in prior periods were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $1,429,053 (2017 - $770,222; 2016 - $1,029,878).

Included in accounts payable and accrued liabilities at September 30, 2018 is $128,035 (2017 - $219,031) due to related parties with respect to key management personnel compensation and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Commitments

The CEO is entitled to a payment of one year of base salary upon termination without cause. Additionally, the CEO is entitled to 18 months of salary if termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. The CFO is entitled to a payment of one year of base salary upon termination without cause, whether or not the termination was caused by a change of control event. The COO is entitled to a payment of one year of base salary upon termination without cause. Additionally, the COO is entitled to 18 months of salary if termination without cause occurs within 18 months after a change of control event.

Stock options held by the CEO, CFO, and COO vest immediately upon a change of control.

13.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

For the years ended September 30	2018	2017	2016

Loss for the year before income tax	$(11,602,411)	$(4,382,621)	$(12,988,516)

Expected income tax recovery	$(3,104,000)	$(1,139,000)	$(3,377,000)
Non-deductible share-based payments	378,000	233,000	352,000
Other permanent differences including foreign exchange	(41,000)	(1,899,000)	(1,709,000)
Financing costs	(638,000)	(142,000)	(142,000)
Changes in statutory and foreign tax rates and other	(463,000)	15,000	15,000
Adjustment to prior year provision versus statutory return	290,000	(490,000)	1,308,000
Change in unrecognized deductible temporary differences	3,605,029	3,538,391	3,704,272

Total income tax expense	$27,029	$116,391	$151,272

The significant components of the Company’s unrecognized temporary tax differences are as follows:

	2018	2017	2016

Operating losses carried forward	$53,568,000	$43,306,000	$29,384,000
Investment tax credits	149,000	154,000	147,000
Equipment and intangible assets	128,000	71,000	13,000
Financing costs	2,771,000	1,710,000	1,760,000

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

13.	INCOME TAXES (cont’d…)

In September 2017, the British Columbia (BC) Government proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been remeasured to reflect the increase in the Company's combined Federal and Provincial (BC) general corporate income tax rate from 26% to 27%.

In December 2017, the United States Government proposed changes to the Federal corporate income tax rate to reduce the rate from 34% to 21% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on December 22, 2017. The relevant deferred tax balances have been remeasured to reflect the decrease in the Company's Federal income tax rate from 34% to 21% applicable to the Company's US subsidiary.

Operating losses carried forward as at September 30, 2018 expire from 2031 – 2038. Financing costs expire from 2039 to 2042. Investment tax credits expire in 2035.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

The Company has recorded an income tax expense of $27,029 for the year ended September 30, 2018 (2017 - $116,391; 2016 - $151,272) in relation to taxable income generated by its US subsidiary.

14.	SEGMENTED INFORMATION

The Company works in one industry being the development of small molecule drugs for prostate cancer. The Company’s equipment was located in the USA.

15.	CAPITAL MANAGEMENT

The Company considers its capital to include working capital, long-term debt and the components of shareholders’ equity. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new equity if available on favorable terms. Future financings are dependent on market conditions and the ability to identify sources of investment. There can be no assurance the Company will be able to raise funds in the future.

On November 18, 2016, the Company entered into the SVB Term Loan (Note 7), pursuant to which the Company has drawn down $8,000,000 as at September 30, 2018.

In January 2018, the Company completed financings totaling $26,040,000 in gross proceeds (Note 9).

There were no changes to the Company’s approach to capital management during the year ended September 30, 2018. As at September 30, 2018, the Company is not subject to externally imposed capital requirements.

16.	FINANCIAL INSTRUMENTS AND RISK

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, long-term debt and derivative liabilities. Cash is measured based on level 1 inputs of the fair value hierarchy. The fair value of receivables and accounts payable and accrued liabilities approximates their carrying values due to their short term to maturity. The fair value of the SVB Term Loan is approximately $6,736,846 which includes the principal and financing costs assessed on settlement as at September 30, 2018. The derivative liabilities are measured using level 3 inputs (Note 8).

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
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

16.	FINANCIAL INSTRUMENTS AND RISK (cont’d…)

Financial risk factors (cont’d…)

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2018, the Company had a working capital of $12,453,708. The SVB Term Loan is repayable over a 33-month period ending September 1, 2020. The Company does not generate revenue and will be reliant on external financing to fund operations and repay the SVB Term Loan. Debt and equity financing are dependent on market conditions and may not be available on favorable terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

(a)	Interest rate risk

As at September 30, 2018, the Company has cash balances which are interest bearing. Interest income is not significant to the Company’s projected operational budget and related interest rate fluctuations are not significant to the Company’s risk assessment.

The Company’s SVB Term Loan is interest-bearing debt at a variable rate. A 10% change in the WSJ Prime Rate would result in an increase of $81,065 or decrease of $3,329 in the net loss realized for the period.

(b)	Foreign currency risk

The Company’s foreign currency risk exposure relates to net monetary assets denominated in Canadian dollars. The Company maintains its cash in US dollars and converts on an as needed basis to discharge Canadian denominated expenditures. A 10% change in the foreign exchange rate between the Canadian and U.S. dollar would result in a fluctuation of $13,751 in the net loss realized for the year. The Company does not currently engage in hedging activities.

(c)	Price risk

The Company is exposed to price risk with respect to equity prices. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

17.	COMMITMENTS

Product Development and Relocation Grant

In February 2014 the Company received notice that it had been awarded a product development and relocation grant by CPRIT whereby the Company is eligible to receive up to $12,000,000 on eligible expenditures over a three-year period related to the development of the Company’s androgen receptor n-terminus blocker program for prostate cancer. The funding under CPRIT is subject to a number of conditions including negotiation and execution of an award contract which details the milestones that must be met to release the tranched CPRIT funding, proof the Company has raised the 50% matching funds to release CPRIT monies, and relocation of the project to the State of Texas such that the substantial functions of the Company related to the project grant are in Texas and the Company uses Texas-based subcontractor and collaborators wherever possible.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

17.	COMMITMENTS (cont’d…)

Product Development and Relocation Grant (cont’d…)

As at September 30, 2016, the Company had received the first two tranches of the CPRIT Grant, totalling $6,578,000, which have been recognized as research and development recoveries in the statements of loss and comprehensive loss over fiscal years 2014, 2015, and 2016. During the year ended September 30, 2017, the Company received $5,192,799, representing a partial payment of the third and final tranche of the grant of $5,422,000. The remaining balance of $229,201 has been recorded as a receivable as at September 30, 2018.

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or fails to maintain the required level of operations in the State of Texas for three years following the final payment of grant funds, then the Company could be required to repay any grant proceeds received.

Under the terms of the grant, the Company is also required to pay a royalty to CPRIT, comprised of 4% of revenues the Company receives from sale of commercial product or commercial service, until aggregate royalty payments equal $24,000,000, and 2% of revenues thereafter. The Company has the option to terminate the grant agreement by paying a one-time, non-refundable buyout fee, based on certain factors including the grant proceeds, and the number of months between the termination date and the buyout fee payment date.

The Company has the following obligations over the next five years:

Contractual obligations	2019		2020		2021		2022		2023

Minimum annual royalty per License Agreement (Note 6)	C$	85,000	C$	85,000	C$	85,000	C$	85,000	C$	85,000
Collaborative Research Agreement with BC Cancer Agency		174,037		-		-		-		-

Total (in C$)	C$	259,037	C$	85,000	C$	85,000	C$	85,000	C$	85,000

SVB loan payments (Note 7)		$3,210,752		$4,032,332		$-		$-		$-
Lease on US office spaces		$115,906		$119,383		$70,670		$-		$-

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

18.	EXPENSES BY NATURE

Research and development expenses include the following major expenses by nature:

For the year ended September 30	2018	2017	2016

Clinical	$1,177,179	$2,623,636	$2,920,104
Consulting	624,879	935,151	1,333,323
Legal patents and license fees	561,099	834,295	905,392
Manufacturing	219,526	3,571,106	3,601,407
Other	40,845	187,228	306,657
Pharmacology	372,509	407,373	866,527
Preclinical	446,748	-	-
Program administration	385,085	(38,534)	381,429
Royalties	66,929	48,863	46,228
Salaries and benefits	845,428	2,213,655	2,194,047
Share-based payments (Note 10)	324,528	(3,870)	322,160
Travel	37,781	140,262	182,927
CPRIT grant claimed on eligible expenses (Note 17)	(229,201)	(5,192,799)	-

Total	$4,873,335	$5,726,366	$13,060,201

General and administrative expenses include the following major expenses by nature:

For the year ended September 30	2018	2017	2016

Amortization	$34,488	$46,145	$66,181
Consulting and subcontractor fees	96,986	86,931	87,014
Director fees	196,472	191,500	204,049
Insurance	449,972	395,690	422,066
Investor relations	235,416	230,579	317,822
Office, IT and communications	216,714	187,364	288,968
Professional fees	860,435	612,865	776,339
Regulatory fees and transfer agent	150,913	74,600	131,302
Rent	415,744	470,716	620,023
Salaries and benefits	2,010,613	1,863,634	1,634,380
Share-based payments (Note 10)	1,076,886	762,797	897,043
Travel and entertainment	184,032	218,100	198,931

Total	$5,928,671	$5,140,921	$5,644,118

19.	SUBSEQUENT EVENTS

Subsequent to September 30, 2018, the Company:

(a)	Issued 535,000 common shares to Omega upon the exercise of 535,000 pre-funded warrants (Note 9).

(b)	Granted 12,000 stock options, exercisable at $3.58 per share for a period of 10 years, to Dr. Otello Stampacchia upon his appointment to the Board of Directors as nominated by Omega.

