Form 20-F
period 2019-09-30
ESSA Pharma Inc.
filed 2019-12-20
CIK 1633932

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2019

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
Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Common Shares	EPIX	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,762,374 Common Shares (as at September 30, 2019).

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

ESSA uses the United States dollar as its reporting currency. All references to “$” or “US$” are to United States dollars and references to “C$” are to Canadian dollars. On December 18, 2019 the daily average exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = 0.7623. See also Item 3 - “Key Information” for more detailed currency and conversion information.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws. All statements in this Annual Report, other than statements of historical facts, are forward-looking statements. These statements appear in a number of different places in this Annual Report and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	the Company’s ability to obtain funding for operations, including research funding, and the timing and potential sources of such funding;

•	the initiation, timing, cost, location, progress and success of, strategy and plans with respect to, ESSA’s research and development programs (including research programs and related milestones with regards to next-generation drug candidates and compounds), preclinical studies and clinical trials;

•	the therapeutic benefits, properties, effectiveness, pharmacokinetic profile and safety of the Company’s product candidate and potential future product candidates, including the expected benefits, properties, effectiveness, pharmacokinetic profile and safety of the Company’s next-generation Aniten compounds;

•	the Company’s ability to advance its product candidate and potential future product candidates into, and successfully complete, clinical trials;

•	the Company’s ability to achieve profitability;

•	the CPRIT Grant (as defined herein) and payments thereunder, including residual obligations;

•	the Company’s use of proceeds from funding and financings;

•	the Company’s ability to effectively liquidate Realm (as defined herein) and assume the related obligations;

•	the Company’s intended use of proceeds from the Realm Acquisition and the August 2019 Financing (each as defined herein);

•	the Company’s ability to recruit sufficient numbers of patients for future clinical trials, and the benefits expected therefrom;

•	the Company’s ability to establish and maintain relationships with collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	the implementation of the Company’s business model and strategic plans, including strategic plans with respect to patent applications and strategic collaborations partnerships;

•	the Company’s ability to identify, develop and commercialize product candidates;

•	the Company’s commercialization, marketing and manufacturing capabilities and strategy;

•	the Company’s ability to protect its intellectual property and operate its business without infringing upon the intellectual property rights of others;

•	the Company’s expectations regarding federal, state, provincial and foreign regulatory requirements, including the Company’s plans with respect to anticipated regulatory filings;

•	whether the Company will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada and other jurisdictions;

•	the accuracy of the Company’s estimates of the size and characteristics of the markets that may be addressed by the Company’s product candidate and potential future product candidates;

•	the rate and degree of market acceptance and clinical utility of the Company’s product candidate and potential future product candidates, if any;

•	the timing of, and the Company’s ability and the Company’s collaborators’ ability, if any, to obtain and maintain regulatory approvals for the Company’s product candidate and potential future product candidates;

•	the Company’s expectations regarding market risk, including interest rate changes and foreign currency fluctuations;

•	the Company’s ability to engage and retain the employees required to grow its business;

•	the compensation that is expected to be paid to the Company’s employees;

•	the Company’s future financial performance and projected expenditures;

•	developments relating to the Company’s competitors and its industry, including the success of competing therapies that are or may become available; and

•	estimates of the Company’s financial condition, expenses, future revenue, capital requirements, its needs for additional financing and potential sources of capital and funding.

Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause ESSA’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this Annual Report, the Company has made various material assumptions, including but not limited to:

•	the Company’s ability to continue as a going concern;

•	the Company’s ability to advance its clinical candidate(s);

•	the availability of financing on reasonable terms;

•	the Company’s ability to repay debt;

•	the Company’s ability to obtain regulatory and other approvals to commence a clinical trial involving future product candidates;

•	the Company’s ability to obtain positive results from its research and development activities, including clinical trials;

•	the Company’s ability to obtain required regulatory approvals;

•	the Company’s ability to protect patents and proprietary rights;

•	the Company’s ability to successfully out-license or sell its future products, if any, and in-license and develop new products;

•	favorable general business and economic conditions;

•	the Company’s ability to attract and retain skilled staff;

•	market competition; and

•	the products and technology offered by the Company’s competitors.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors” in Item 3 of this Annual Report. Some of these risks and assumptions include, among others:

•	risks related to the Company’s ability to obtain regulatory approval of an IND (as defined herein) application to commence a clinical trial;

•	risks related to the Company’s future success being dependent primarily on identification through preclinical studies, regulatory approval, and commercialization of a single product candidate;

•	risks related to the Company’s ability to continue to license its product candidates or technology from third parties;

•	uncertainty related to the Company’s ability to obtain required regulatory approvals for ESSA’s proposed products;

•	risks related to the Company’s ability to successfully identify and develop product candidates in a timely manner;

•	risks related to clinical drug development;

•	risks related to the Company’s ability to conduct a clinical trial or submit a future NDA/NDS or IND/CTA (each, as defined herein);

•	risks related to the Company's ability to successfully commercialize future product candidates;

•	risks related to the possibility that the Company’s product candidate and potential future product candidates may have undesirable side effects;

•	risks related to the Company’s ability to enroll subjects in future clinical trials;

•	risks that the FDA (as defined herein) may not accept data from trials conducted in locations outside the United States;

•	risks related to the Company’s ongoing obligations and continued regulatory review;

•	risks related to potential administrative or judicial sanctions;

•	the risk of increased costs associated with prolonged, delayed or terminated clinical trials;

•	the risk that third parties may not carry out their contractual duties;

•	risks related to the possibility that the Company’s relationships with CROs (as defined herein) or academic institutions may terminate;

•	risks related to the Company’s lack of experience manufacturing product candidates on a large clinical or commercial scale and its lack of manufacturing facility;

•	risks related to the Company’s failure to obtain regulatory approval in international jurisdictions;

•	risks related to recently enacted and future legislation in the United States that may increase the difficulty and cost for the Company to obtain marketing approval of, and commercialize, its product candidate and potential future products and affect the prices the Company may obtain;

•	risks related to new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare;

•	uncertainty as to the Company’s ability to raise additional funding;

•	risks related to the Company’s ability to raise additional capital on favorable terms;

•	risks related to the Realm Acquisition, the liquidation of Realm, and the assumption of related obligations;

•	risks that the Company may default on the residual obligations of the agreement providing for the CPRIT Grant, which may result in the Company not receiving the remaining CPRIT Grant funds and/or having to reimburse all of the CPRIT Grant, if such default is not waived by CPRIT;

•	risks related to the Company’s incurrence of significant losses in every quarter since its inception and the Company’s anticipation that it will continue to incur significant losses in the future;

•	risks related to the Company’s limited operating history;

•	risks related to the Company’s reliance on proprietary technology;

•	risks related to the Company’s ability to protect its intellectual property rights throughout the world;

•	risks related to claims by third parties asserting that the Company, or its employees or consultants have misappropriated their intellectual property, or claiming ownership of what the Company regards as its intellectual property;

•	risks related to the Company’s ability to comply with governmental patent agency requirements in order to maintain patent protection;

•	risks related to computer system failures or security breaches;

•	risks related to business disruptions that could seriously harm the Company’s future revenues and financial condition and increase ESSA’s costs and expenses;

•	risks related to the Company’s dependence on the use of information technologies;

•	risks related to the Company’s ability to attract and maintain highly-qualified personnel;

•	third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain the Company’s future revenues;

•	risks related to potential conflicts of interest between the Company and its directors and officers;

•	risks related to competition from other biotechnology and pharmaceutical companies;

•	risks related to movements in foreign currency exchange rates;

•	risks related to the Company’s ability to convince public payors and hospitals to include ESSA’s product candidate and potential future products on their approved formulary lists;

•	risks related to the Company’s ability to establish an effective sales force and marketing infrastructure, or enter into acceptable third-party sales and marketing or licensing arrangements;

•	risks related to the Company's ability to manage growth;

•	risks related to the Company’s ability to achieve or maintain expected levels of market acceptance for its products;

•	risks related to the Company’s ability to realize benefits from acquired businesses or products or form strategic alliances in the future;

•	risks related to collaborations with third parties;

•	risks that employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for ESSA and harm its reputation;

•	risks related to product liability lawsuits;

•	risks related to compulsory licensing and/or generic competition;

•	risks related to the increased costs and effort as a result of ESSA being a public company;

•	risks inherent in foreign operations;

•	laws and regulations governing international operations may preclude the Company from developing, manufacturing and selling certain product candidates outside of the United States and Canada and require ESSA to develop and implement costly compliance programs;

•	risks related to laws that govern fraud and abuse and patients' rights;

•	risks related to the Company’s ability to comply with environmental, health and safety laws and regulations;

•	risks related to the different disclosure obligations for a U.S. domestic reporting company and a foreign private issuer such as ESSA;

•	risks relating to the Company’s ability to maintain its status as a foreign private issuer in the future;

•	the risk that the Company is a “passive foreign investment company;”

•	risks related to the Company’s status as an emerging growth company;

•	risks related to United States investors' ability to effect service of process or enforcement of actions against the Company;

•	risks related to the Company’s ability to maintain compliance with Nasdaq listing requirements;

•	risks related to market price and trading volume volatility;

•	risks related to the Company's dividend policy;

•	risks associated with future sales of the Company’s securities;

•	risks related to the Company’s ability to implement and maintain effective internal controls;

•	risks related to the Company's ability to maintain an active trading market for its Common Shares;

•	risks related to share price volatility associated with the Company’s thinly traded common shares; and

•	risks related to analyst coverage.

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

“AACR” means the American Association for Cancer Research;

“ADME” means absorption, distribution, metabolism, and excretion;

“Aniten” refers to the Company’s proprietary series of compounds, a unique name granted to the Company by the United States Adopted Names Council ("USAN");

“AR” means androgen receptor;

“Articles” means the Articles of the Company;

“Astellas” means Astellas Pharma Inc.;

“Audit Committee” means the Company’s audit committee;

“Auditor” means Davidson & Company LLP;

“August 2019 Financing” means offering, on a public basis in Canada and a private placement basis in the United States, of 6,080,596 Common Shares and 11,919,404 pre-funded warrants of the Company on August 27, 2019 at a price of US$2.00 per Common Share and pre-funded warrant, for gross proceeds of US$36,000,000;

“BCCA” or “BC Cancer Agency” means the British Columbia Cancer Agency;

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

“EMA” means European Medicine Agency;

“EORTC” means European Organisation for Research and Treatment of Cancer;

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

“IND” means Investigational New Drug application, the approval of which is the key step in obtaining FDA approval to commence clinical trials in the United States;

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

“NCI” means National Cancer Institute;

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

“PSA” means prostate-specific antigen;

“QEF” means qualified electing fund;

“R&D” means research and development;

“Realm” means Realm Therapeutics plc, a corporation existing under the laws of the United Kingdom and its wholly owned subsidiary, Realm Therapeutics Inc., a corporation existing under the laws of the State of Delaware;

“Realm Acquisition” means the Company’s acquisition of Realm pursuant to a scheme of arrangement under Part 26 of the U.K. Companies Act 2006 (“Scheme”) as sanctioned by the High Court of Justice in England and Wales, on July 29, 2019 and completed on July 31, 2019, whereby ESSA acquired all of the issued and outstanding shares of Realm, and Realm shareholders received a total of 6,718,150 common shares of the Company (“New ESSA Shares”) at a ratio of 0.5763 New ESSA Share per each one share of Realm (or 1.4409 New ESSA Shares for every one Realm ADS (as defined in the Scheme), representing 25 Realm shares), based on a 60-day volume-weighted average price of $3.19 per share of ESSA on May 14, 2019;

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

The following table sets forth selected consolidated financial information for the periods indicated, prepared in accordance with IFRS. The selected consolidated financial information as at and for the years ended September 30, 2019, September 30, 2018, September 30, 2017, September 30, 2016, and September 30, 2015 has been derived from ESSA’s audited financial statements and accompanying notes.

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

Figures in US$ unless stated otherwise	Year Ended September 30, 2019	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016	Year Ended September 30, 2015
Operating Revenues	—	—	—	—	—
Total Operating Expenses	(12,772,464)	(11,713,965)	(11,651,870)	(19,642,164)	(10,328,202)
Net Loss for the Period	(10,441,865)	(11,629,440)	(4,499,012)	(13,139,788)	(9,676,587)
Comprehensive Loss for the Period	(10,441,865)	(11,629,440)	(4,499,012)	(13,477,551)	(11,341,799)
Basic and diluted loss per Common Share	(1.24)	(2.55)	(3.09)	(9.77)	(10.60)
Total Assets	54,773,824	16,017,074	5,607,044	10,402,562	7,539,773
Net Assets	49,180,901	9,152,072	(4,274,003)	(536,857)	4,455,512
Capital Stock (1)	76,212,154	40,205,997	25,980,117	25,974,742	19,419,004
Number of Shares Adjusted to Reflect Changes in Capital	20,762,374	5,776,098	1,455,098	1,454,848	1,131,467
Dividends Declared per Share	—	—	—	—	—

(1)	Excluding long-term debt and redeemable preferred stock.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Company does not have any products that have obtained regulatory approval for clinical development or commercialization. Currently, ESSA is engaged in the preclinical testing of a product candidate, EPI-7386, to take forward from its Aniten series of compounds through preclinical and clinical development to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and potential therapeutic benefits of such candidate in patients with metastatic castration-resistant prostate cancer (“CRPC”), and to ultimately receive regulatory approval. As a result, the Company’s near-term prospects, including its ability to finance its operations and generate revenue, are substantially dependent on its ability to develop, obtain regulatory approval for, and, if approved, to successfully commercialize a product candidate in a timely manner. ESSA cannot commercialize its product candidates in the United States without first conducting multiple preclinical and clinical trials to establish the product’s safety and efficacy and obtaining regulatory approval for the product from the FDA; similarly, ESSA cannot commercialize its product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. The FDA development and review process typically varies in time and may take years to complete and approval is not guaranteed. Developing, obtaining regulatory approval for and successfully commercializing ESSA’s product candidates will depend on many factors, including, but not limited to, the following:

•	successfully completing formulation and process development activities;

•	completing multiple clinical trials that demonstrate the efficacy and safety of ESSA’s product candidates;

•	receiving marketing approval from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities;

•	launching commercial sales, marketing and distribution operations;

•	acceptance of ESSA’s product candidates by patients, the medical community and third-party payors;

•	a continued acceptable safety profile following approval; and

•	competing effectively with other therapies, including with respect to the sales and marketing of ESSA’s product candidates, if approved.

Many of these factors are wholly or partially beyond ESSA’s control, including clinical development, the regulatory submission process and changes in the competitive landscape. If ESSA does not achieve one or more of these factors in a timely manner, it could experience significant delays or an inability to develop ESSA’s product candidates at all.

If the Company breaches any of the agreements under which the Company licenses rights to its technology from third parties, the Company could lose license rights that are important to ESSA’s business. ESSA’s current license agreement may not provide an adequate remedy for its breach by the licensor.

ESSA entered into a License Agreement with UBC and the BC Cancer Agency that covers certain Aniten compound candidates. The Company is subject to a number of risks associated with the Company’s collaboration with UBC and the BC Cancer Agency, including the risk that UBC or the BC Cancer Agency may terminate the License Agreement upon the occurrence of certain specified events. ESSA’s License Agreement requires, among other things, that the Company make certain payments and use reasonable commercial efforts to meet certain clinical and regulatory milestones. See “Patents and Proprietary Rights” in Item 4 of this Annual Report. If ESSA fails to comply with any of these obligations or otherwise breaches this or similar agreements, UBC, the BC Cancer Agency or any future licensors may have the right to terminate the license. ESSA could also suffer the consequences of non-compliance or breaches by licensors in connection with ESSA’s license agreements. Such non-compliance or breaches by such third parties could in turn result in ESSA’s breaches or defaults under the Company’s agreements with the Company’s other collaboration partners, and the Company could be found liable for damages or lose certain rights, including rights to develop and/or commercialize a product or product candidate. Loss of ESSA’s rights to the Licensed IP or any similar license granted to ESSA in the future, or the exclusivity rights provided therein, could harm ESSA’s financial condition and operating results.

The Company may not be able to obtain required regulatory approvals for the Company’s proposed products.

The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, pricing, export, import and distribution of drug products developed by ESSA or ESSA’s future collaborative partners, if any, is subject to extensive regulation by federal, provincial, state and local governmental authorities and those regulations differ from country to country. ESSA’s product candidate and potential future product candidates will be principally regulated in the United States by the FDA, in the European Union by the EMA and the regulators in the individual European Union member countries, in Canada by the TPD, and by other similar regulatory authorities in Japan and other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, is time-consuming and has become more costly than in the past. Any product developed by ESSA or ESSA’s future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

ESSA will not be permitted to market any potential products in the United States, Europe, Japan, Canada or in other countries where ESSA intends to market its product candidate and potential future product candidates until such product candidate receives approval of a NDA from the FDA or similar approval in other countries as restrictions apply. In the United States, the FDA generally requires the completion of preclinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before an NDA is approved. This process takes many years and requires the expenditure of substantial resources and may include post-marketing studies and surveillance. Regulatory authorities in other jurisdictions impose similar requirements. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization. Other than the IND submitted for EPI-506, the Company has not submitted an IND or an NDA to date for any of the Company’s potential products to the FDA or comparable applications to other regulatory authorities. If the Company’s development efforts for potential products are not successful for the treatment of CRPC and regulatory approval is not obtained in a timely fashion or at all, the Company’s business will be adversely affected.

The receipt of required regulatory approvals for the Company’s product candidate and potential future product candidate(s) is uncertain and subject to a number of risks, including the following:

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

Until September 2017, ESSA was largely dependent on the success of EPI-506, the development of which it has now suspended. The Company’s product candidate and potential future product candidates are still in preclinical development, and accordingly ESSA’s business is now dependent on its ability to successfully develop much earlier stage product candidates. If ESSA is unable to develop these product candidates in a timely manner, its business will be materially harmed.

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

This process involves a high degree of risk and takes many years, and success is never guaranteed. ESSA’s Aniten compound development efforts may fail for many reasons, including:

•	ESSA’s inability to secure the funds to continue the operation of its business;

•	failure of ESSA’s product candidate and potential future product candidates in nonclinical studies;

•	delays or difficulty enrolling patients in clinical trials, particularly for disease indications with small patient populations;

•	patients exhibiting adverse reactions to ESSA’s product candidate and potential future product candidates or indications of other safety concerns;

•	insufficient clinical trial data to support the bioequivalence of one or more of ESSA’s product candidate and potential future product candidates with the applicable reference product;

•	inability to manufacture sufficient quantities of ESSA’s product candidate and potential future product candidates for development or commercialization activities in a timely and cost-efficient manner, if at all;

•	potential patent litigation with innovator companies or others who may hold patents;

•	failure to obtain, or delays in obtaining, the required regulatory approvals for ESSA’s product candidate and potential future product candidates, the facilities or the processes used to manufacture such product candidates;

•	changes in the regulatory environment, including pricing and reimbursement that make development of ESSA’s product candidate and potential future product candidates no longer desirable; or

•	ESSA’s inability, in any future clinical trial that might require one or more comparative products, to obtain on a timely basis supplies of the applicable reference products to which its product candidate and potential future product candidates must be compared.

If ESSA’s product development efforts fail for any of these or other reasons, or it decides to abandon development of its product candidate and potential future product candidate at any time, it would never realize revenue from those programs and its business could be materially harmed

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, results of earlier studies and trials may not be predictive of future trial results and ESSA’s product candidate and potential future product candidates may not have favorable results in later trials or in the commercial setting.

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

The Company will be required to demonstrate through large scale clinical trials that any product candidate and potential future product candidate is safe and effective for use in a diverse population before ESSA can seek regulatory approvals for its commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials. If ESSA’s potential products fail to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, the Company could experience potentially significant delays in, or be required to abandon development of a product candidate.

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

Even if a candidate from ESSA’s Aniten series were to be successfully developed and obtain approval from the FDA and comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, may be subject to burdensome post-approval study or risk management requirements, or may be limited to a subset of CRPC patients with limited commercial value. If ESSA is unable to obtain regulatory approval in one or more jurisdictions, or any approval contains significant limitations, ESSA may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of any other future product candidates that ESSA may discover, in-license, develop or acquire in the future. Also, any regulatory approval of any future product candidates, once obtained, may be withdrawn. Furthermore, even if ESSA obtains regulatory approval for a product candidate, the commercial success of such product candidate will depend on a number of factors, including the following:

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

The Company’s product candidate and potential future product candidates may have undesirable side effects that may delay or prevent marketing approval or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Although any future product candidates will undergo safety testing, not all adverse effects of drugs can be predicted or anticipated. Unforeseen side effects from any of ESSA’s product candidate and potential future product candidates could arise either during clinical development or, if approved by regulatory authorities, after the approved product has been marketed.  The results of any future clinical trials may show that the product candidate(s) cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities, or result in marketing approval from the FDA and other regulatory authorities with restrictive label warnings, limited patient populations or potential product liability claims.

If any of ESSA’s product candidate and potential future product candidates receive marketing approval and it or others later identify undesirable or unacceptable side effects caused by such products:

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

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of subjects to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, ability to obtain and maintain patient consents, risk that enrolled subjects will drop out before completion, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications ESSA is investigating. Furthermore, ESSA plans to rely on CROs and clinical trial sites to ensure the proper and timely conduct of the Company’s clinical trials, and while the Company has agreements governing their committed activities, the Company has limited influence over their actual performance.

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

Even if the Company obtains marketing approval for any product candidate and potential future products, the Company will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

Even if the Company obtains U.S., Canadian or European regulatory approval for a future product candidate, which would not occur until the Company successfully completes multiple clinical trials, including Phase III clinical trials, the FDA, TPD or EMA may still impose significant restrictions on its indicated uses or marketing or the conditions of approval, or impose ongoing requirements for potentially costly and time-consuming post-approval studies, including Phase 4 clinical trials or clinical outcome studies and post-market surveillance to monitor the safety and efficacy of ESSA’s potential products. Even if the Company secures U.S., Canadian or European regulatory approval, the Company would continue to be subject to ongoing regulatory requirements governing manufacturing, labeling, packaging, storage, quality assurance, distribution, import, export, safety surveillance, advertising, promotion, recordkeeping and reporting of adverse events and other post-market information. These requirements include registration with the FDA, as well as continued compliance with GCP obligations, for any clinical trials that the Company conducts post approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents.

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

Sales and marketing of pharmaceutical products are subject to extensive federal and state or other laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing and are also subject to consumer protection and unfair competition laws. Compliance with these extensive regulatory requirements will require training and monitoring of any future sales force, which will impose a substantial cost on ESSA and ESSA’s collaborators. To the extent any future ESSA products are marketed by collaborators, ESSA’s ability to ensure their compliance with applicable regulations will be limited.

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

If clinical trials for ESSA’s product candidate and potential future product candidates are prolonged, delayed or stopped, ESSA may be unable to obtain regulatory approval and commercialize such product candidates on a timely basis, or at all, which would require ESSA to incur additional costs and delay receipt of any product revenue.

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

ESSA relies on third parties to conduct its preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, this could substantially harm ESSA’s business because it may not be able to obtain regulatory approval for or commercialize product candidates in a timely manner or at all.

ESSA has extensively relied upon and plans to continue to extensively rely upon entities outside of its control, including CROS and academic institutions, to monitor and manage data for its ongoing preclinical and clinical programs. ESSA relies on these parties for execution of its preclinical studies and clinical trials, and it controls only some aspects of their activities. Nevertheless, ESSA is responsible for ensuring that each of its studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and ESSA’s reliance on CROS and academic institutions does not relieve it of these responsibilities. ESSA also relies on third parties to assist in conducting its preclinical studies in accordance with GLP and the Animal Welfare Act requirements. ESSA and the third parties that it relies on are required to comply with federal regulations and current GCP, which are international standards meant to protect the rights and health of patients that are enforced by the FDA and comparable foreign regulatory authorities for all of ESSA’s products in clinical development. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If ESSA or any of the third parties it relies on fail to comply with applicable GCP, the clinical data generated in ESSA’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require ESSA to perform additional clinical trials before approving ESSA’s marketing applications. ESSA cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical trials comply with GCP requirements. In addition, ESSA’s clinical trials must be conducted with product produced under cGMP requirements. Failure to comply with these regulations may require ESSA to repeat preclinical studies and clinical trials, which would delay the regulatory approval process.

The third parties that ESSA relies upon are not its employees, and except for remedies available to the Company under its agreements with such third parties, ESSA cannot control whether or not they devote sufficient time and resources to the Company’s ongoing clinical, nonclinical and preclinical programs. Academic institutions may not operate under the same commercial standards as other third-party CROs that undertake such work and may not be able to devote adequate time and resources to preclinical studies. If CROs or academic institutions do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the preclinical or clinical data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, ESSA’s preclinical or clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize future product candidates. As a result, ESSA’s results of operations and the commercial prospects for its future product candidates would be harmed, its costs could increase and its ability to generate revenues could be delayed.

Because ESSA has relied on third parties, its internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to ESSA’s standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires ESSA to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. ESSA currently has a small number of employees, which limits the internal resources we have available to identify and monitor third-party providers. To the extent ESSA is unable to identify and successfully manage the performance of third-party service providers in the future, its business may be adversely affected. Though ESSA carefully manages its relationships with CROs and academic institutions, there can be no assurance that it will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on ESSA’s business, results of operations, financial condition and cash flows and future prospects.

If ESSA’s relationships with CROs or academic institutions terminate, its drug development efforts could be delayed.

ESSA relies on entities outside of its control, including CROs and academic institutions, for preclinical studies and clinical trials related to its drug development efforts. Switching or adding additional CROs or academic institutions would involve additional cost and would require management time and focus. The CROs and academic institutions that ESSA relies on have the right to terminate their agreements with the Company in the event of an uncured material breach. If any of ESSA’s relationships with CROs and academic institutions terminate, the Company could experience a significant delay in identifying, qualifying and managing performance of a comparable third-party service provider, which could adversely affect its development programs. In addition, there is a natural transition period when a new CRO or academic institution commences work and the new CRO or academic institution may not provide the same type or level of services as the original provider. ESSA may not be able to enter into arrangements with alternative CROs or academic institutions or be able to do so on commercially reasonable terms.

ESSA has limited experience manufacturing product candidates on a large clinical or commercial scale and has no manufacturing facility. As a result, ESSA may in the future be dependent on third party manufacturers for the manufacture of product candidates as well as on third parties for ESSA’s supply chain, and if ESSA experiences problems with any future third parties, the manufacturing of ESSA’s product candidates or products could be delayed.

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

Reliance on third-party manufacturers entails risks to which ESSA would not be subject if ESSA manufactured product candidates or products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond ESSA’s control, including a failure to synthesize and manufacture product candidates or any products ESSA may eventually commercialize in accordance with ESSA’s specifications and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to ESSA. In addition, the FDA and other regulatory authorities require that ESSA’s product candidates and any products that ESSA may eventually commercialize be manufactured according to cGMP and similar foreign standards. Any failure by ESSA’s third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of ESSA’s potential product candidates and could cause ESSA to incur higher costs and prevent ESSA from commercializing product candidates successfully. In addition, such failure could be the basis for the FDA to issue a warning letter, withdraw approvals for product candidates previously granted to ESSA, or take other regulatory or legal action, including recall or seizure of outside supplies of the product candidate, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention or product, refusal to permit the import or export of products, injunction, or imposing civil and criminal penalties.

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

Failure to obtain regulatory approval in international jurisdictions would prevent any product candidates from being marketed outside the United States or Canada.

In order to market and sell ESSA’s products in the European Union and many other jurisdictions, it must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA or TPD approval. The regulatory approval process outside of the United States or Canada generally includes all of the risks associated with obtaining FDA or TPD approval. In addition, in many countries outside the United States or Canada, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for ESSA and could delay or prevent the introduction of its potential products in certain countries. ESSA may not obtain approvals from regulatory authorities outside the United States or Canada on a timely basis, if at all. A failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. ESSA may not be able to file for marketing approvals and may not receive necessary approvals to commercialize its potential products in any market. If ESSA is unable to obtain approval of any of its future product candidates by regulatory authorities in the European Union or another jurisdiction, the commercial prospects of that product candidate may be significantly diminished and its business prospects could decline.

Recently enacted and future legislation in the United States may increase the difficulty and cost for the Company to obtain marketing approval of, and commercialize, its products and affect the prices the Company may obtain.

In the United States, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for ESSA’s products, restrict or regulate post-approval activities and affect the Company’s ability to profitably sell products. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. The Company does not know whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of ESSA’s products, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject the Company to more stringent product labeling and post-marketing testing and other requirements.

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

In March 2010, the Patient Protection and Affordable Care Act (the “ACA”) was signed into law. This law, which was intended to broaden access to health insurance, significantly impacted the pharmaceutical industry. Among other things, the ACA imposed an annual fee on manufacturers of branded prescription drugs, increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; expanded the healthcare fraud and abuse laws, implemented a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer discounts off negotiated prices; expanded the eligibility criteria for Medicaid programs; expanded the entities eligible for discounts under the Public Health Service Act pharmaceutical pricing program; and imposed a number of substantial new compliance provisions related to pharmaceutical companies' interactions with healthcare practitioners.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. For example, the Tax Cuts and Jobs Act, signed into law by President Trump in 2017, repealed the individual health insurance mandate, which is considered a key component of the ACA. In December 2018, a Texas federal district court judge struck down the ACA on the grounds that the individual health insurance mandate is unconstitutional, although this ruling has been stayed pending appeal. The ongoing challenges to the ACA and new legislative proposals have resulted in uncertainty regarding the ACA’s future viability and destabilization of the health care market. These reforms, however, could have an adverse effect on anticipated revenue from product candidates that ESSA may successfully develop and for which ESSA may obtain marketing approval and may affect ESSA’s overall financial condition and ability to develop or commercialize product candidates. For example, it is possible that efforts to repeal the ACA, if enacted into law, could ultimately result in fewer individuals having health insurance coverage or in individuals having insurance coverage with less generous benefits. The scope of potential future legislation to repeal and replace the ACA provisions is highly uncertain in many respects, as is the effect of such future legislation on ESSA’s business and prospects.

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

Also, there has been heightened governmental scrutiny recently over the manner in which pharmaceutical companies set and advertise prices for their marketed products, which have resulted in several Congressional inquiries and proposed federal legislation, as well as state efforts, designed to, among other things, bring more transparency to product pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, in 2018, the Trump administration released a “Blueprint,” or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Trump administration also proposed to establish an “international pricing index” that would be used as a benchmark to determine the costs and potentially limit the reimbursement of drugs under Medicare Part B. The volume of drug pricing-related bills has dramatically increased under the current Congress and, among other recent proposals, Congress has proposed bills to change the Medicare Part D benefit to impose an inflation-based rebate in Medicare Part D and to alter the benefit structure to increase manufacturer contributions in the catastrophic phase. The Department of Health also proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product, and has been active in proposing rules that would alter the existing safe harbors to the U.S. Anti-Kickback Statute in an effort to reduce drug prices. While some proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

At the state level, individual states in the United States are increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries, such as Canada, as well as bulk purchasing. There has also been increased discussion at the federal level, including by the Trump Administration, of proposals intended to encourage re-importation. These and other potential reforms could have a significant impact on the pharmaceutical industry and on the development and potential future pricing of ESSA’s product candidates.

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

In recent years, national, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the European Union, the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Furthermore, in certain foreign markets, the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While ESSA cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of the Company’s existing and potential products. Significant changes in the healthcare system in the European Union and other countries may have a substantial impact on the manner in which ESSA conducts its business. Such changes could also have a material adverse effect on ESSA’s business, financial condition and results of operations.

Risks Related to ESSA’s Financial Position and Need for Additional Capital

ESSA will have significant additional future capital needs and there are uncertainties as to the Company’s ability to raise additional funding.

Management has forecasted that ESSA’s working capital will be sufficient to execute its planned expenditures for the coming fiscal year. On current plans, ESSA believes it has sufficient capital resources to continue and expand its business, including the development of its preclinical Aniten series of compounds (“Aniten”) through the conduct of the initial Phase I trial of its IND candidate EPI-7386, a subsequent initial expansion phase, and an initial Phase I combination trial of EPI-7386 with an anti-androgen. Advancing ESSA’s novel and proprietary therapies beyond these activities or acquisition and development of any new products or product candidates would require considerable resources and additional access to capital. In addition, ESSA’s future cash requirements may vary materially from those now expected. For example, ESSA’s future capital requirements may increase if:

•	the Company experiences setbacks in its progress with non-clinical studies or if future clinical trials are delayed;

•	the Company is required to perform additional non-clinical studies and clinical trials;

•	the Company elects to develop, acquire or license new technologies, products or businesses;

•	the Company experiences competition from other life sciences companies or in more markets than anticipated;

•	the Company experiences delays or unexpected increases in connection with obtaining regulatory approvals in the various markets where ESSA hopes to sell its products;

•	the Company experiences unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either ESSA or ESSA’s competition; or

•	the Company experiences scientific progress sooner than expected in its discovery and R&D projects, if ESSA expands the magnitude and scope of these activities, or if ESSA changes its focus as a result of ESSA’s discoveries.

ESSA could potentially seek additional funding through strategic collaborations, alliances and licensing arrangements, through public or private equity or debt financing, or through other transactions. However, if future sales are slow to increase or if capital market conditions in general, or with respect to life sciences companies such as ESSA’s, are unfavorable, ESSA’s ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. There is no certainty that any such financing will be provided or provided on favorable terms.

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

The Company remains subject to the restrictions and conditions of the CPRIT Agreement. Failure to comply with the CPRIT Agreement may materially and adversely affect ESSA’s financial condition and results of operations.

ESSA relied on the CPRIT Grant to fund a portion of its preclinical and clinical development costs of clinical candidate EPI-506, which ceased development in September 2017. The total of the CPRIT Grant was US$12 million, of which ESSA has received a total of US$11.7 million to date, as follows: US$2.8 million (on grant execution), US$3.7 million (upon the clearance of the IND of EPI-506, ESSA’s first-generation agent, by the FDA) and US$5.2 million (upon commencement of the Phase I clinical trial of EPI-506 in November 2015). The CPRIT Grant is subject to various requirements, including ESSA’s compliance with the scope of work outlined in the CPRIT Agreement and demonstration of its progress towards achievement of the milestones set forth in the CPRIT Agreement. If ESSA fails to comply with the terms of the CPRIT Agreement, is found to have used any grant proceeds for purposes other than intended, or fails to maintain the required level of operations in the State of Texas for three years following the final payment of grant funds, CPRIT could determine that ESSA is in default of its obligations under the CPRIT Agreement and could, among other things, seek reimbursement of all proceeds of the CPRIT Grant received by ESSA. ESSA received and responded to a request in October 2018 for information from CPRIT regarding the nature and extent of the Company’s operations in Texas. Although the Company believes it has at all times acted in compliance with the CPRIT Agreement and believes its response to CPRIT’s request for information is satisfactory, there can be no assurance that CPRIT will agree with ESSA’s determination. If ESSA is found to be in default under the CPRIT Agreement and such default is not waived by CPRIT, the Company may not receive the remaining funds of the CPRIT Grant or could be required to reimburse a portion or all of the CPRIT Grant. ESSA cannot be certain that its assets or cash flows or ability to raise additional capital will be sufficient to fully repay the CPRIT Grant. Being required to reimburse all or a portion of the CPRIT Grant would impact ESSA’s ongoing operations, which could materially and adversely affect its financial condition and results of operations.

The Company has incurred significant losses in every quarter since its inception and anticipates that it will continue to incur significant losses in the future and may never generate profits from operations or maintain profitability.

ESSA is a preclinical stage pharmaceutical company with a limited operating history. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. ESSA does not have any products approved by regulatory authorities for marketing or commercial sale and has not generated any revenue from product sales, or otherwise, to date. Furthermore, ESSA continues to incur significant research, development and other expenses related to its ongoing operations. As a result, ESSA is not profitable and has incurred losses in every reporting period since inception in 2009. For the years ended September 30, 2019, September 30, 2018, and September 30, 2017, ESSA reported net losses of $10,441,865, $11,629,440, and $4,499,012, respectively. As of September 30, 2019, ESSA had an accumulated deficit since inception of $54,810,951.

The Company expects to continue to incur significant expenses and operating losses for the foreseeable future. ESSA anticipates these losses will increase as it continues the research and development of, and seeks regulatory approvals for, its product candidate and any of its potential future product candidates and potentially begins to commercialize any products that may achieve regulatory approval. ESSA may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its financial condition. The size of ESSA’s future net losses will depend, in part, on the rate of future growth of ESSA’s expenses and ESSA’s ability to generate revenues. The Company’s prior losses and expected future losses have had and will continue to have an adverse effect on the Company’s financial condition.

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

The Company’s operations in 2019 have been primarily limited to organizing and staffing ESSA, establishing relationships with consultants and contract vendors with relevant expertise, acquiring the in-licensing of intellectual property, discovering and developing novel small molecule product candidates, conducting preliminary preclinical research, and preparing for the execution of a Phase I clinical study of its next-generation agent EPI-7386. ESSA is a development stage company with limited operating history and no revenue. ESSA has identified a product candidate, EPI-7386, to advance through clinical development but does not have any products ready for commercialization. Consequently, evaluating ESSA’s performance, viability or future success will be more difficult than if ESSA had a longer operating history or approved products on the market.

Risks Related to ESSA’s Intellectual Property

ESSA relies on proprietary technology, the protection of which can be unpredictable and costly.

The Company’s activities depend, in part, on its ability to (i) obtain and maintain patents, trade secret protection and operate without infringing the intellectual proprietary rights of third parties, (ii) successfully defend these patents (including patents owned by or licensed to the Company) against third-party challenges and (iii) successfully enforce these patents against third-party competitors. There is no assurance that the Company will be granted such patents or proprietary technology or that such granted patents or proprietary technology will not be circumvented through the adoption of a competitive, though non-infringing, process or product. The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in interpretations of patent laws may diminish the value of the Company’s intellectual property. Accordingly, the Company cannot predict the breadth of claims that may be allowable or enforceable in its patents (including patents owned by or licensed to the Company). Failure to protect the Company’s existing and future intellectual property rights could seriously harm its business and prospects and may result in the loss of its ability to exclude others from using the Company’s technology or its own right to use the technologies. If the Company does not adequately ensure the right to use certain technologies, it may have to pay others for the right to use their intellectual property, pay damages for infringement or misappropriation or be enjoined from using such intellectual property. The Company’s patents do not guarantee the right to use the technologies if other parties own intellectual property rights that are necessary in order to use such technologies. The Company’s patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. The Company’s and the Company’s licensors’ patents and patent applications, if issued, may be challenged, invalidated or circumvented by third parties. U.S. patents and patent applications may also be subject to interference proceedings, re-examination proceedings, derivation proceedings, post-grant review or inter partes review in the United States Patent and Trademark Office, or USPTO, challenging the Company’s or the Company’s licensors’ patent rights. Foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office.

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

In any case, there can be no assurance that:

•	any rights under U.S., Canadian, or foreign patents owned by the Company or other patents that third parties license to the Company will not be curtailed;

•	the Company was the first inventor of inventions covered by its issued patents or pending applications or that the Company was the first to file patent applications for such inventions;

•	the Company’s pending or future patent applications will be issued with the breadth of claim coverage sought by the Company, or be issued at all;

•	the Company’s competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company’s technologies;

•	third parties will not attempt to circumvent ESSA’s patents by means of alternative designs and processes or that third parties will not also independently develop similar products, duplicate any of ESSA’s products not under patent protection, or design around the inventions ESSA claims in any of the Company’s existing patents, existing patent applications or future patents or patent applications;

•	any of the Company’s trade secrets will not be learned independently by its competitors; or

•	the steps the Company takes to protect its intellectual property will be adequate.

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

An adverse outcome in litigation, or interference or derivation proceeding to determine priority or other proceeding in a court or patent or selling office could subject ESSA to significant liabilities, require disputed rights to be licensed from third parties or require ESSA to cease using certain technology or products, any of which may have a material adverse effect on the Company’s business, financial condition and results of operations.

ESSA may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on ESSA’s product candidate and potential future product candidates throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States or federal and provincial laws in Canada. Consequently, ESSA may not be able to prevent third parties from practicing its inventions in all countries outside the United States or Canada, or from selling or importing products made using its inventions in and into the United States, Canada or other jurisdictions. Competitors may use ESSA’s technologies in jurisdictions where it has not obtained patent protection to develop their own products, and may export otherwise infringing products to territories where ESSA has patent protection, but where enforcement is not as strong as that in the United States or Canada. These products may compete with ESSA’s products in jurisdictions where it does not have any issued patents and its patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

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

ESSA may be subject to claims by third parties asserting that ESSA, or ESSA’s employees or consultants have misappropriated their intellectual property, or claiming ownership of what ESSA regards as its own intellectual property.

Certain of ESSA’s current or former employees or consultants, including senior management, were previously employed, or continue to be employed, at universities or other public institutions, or at other biotechnology or pharmaceutical companies, including ESSA’s competitors or potential competitors. Some of these employees, executed proprietary rights, nondisclosure and noncompetition agreements, in connection with such previous employment. ESSA may be subject to claims that ESSA, or these employees, have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. If ESSA fails in prosecuting or defending any such claims, in addition to paying monetary damages, ESSA may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third-party, and ESSA could be required to obtain a license from such third-party to commercialize ESSA’s technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if ESSA is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

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

In the ordinary course of ESSA’s business, the Company collects, stores and transmits confidential information, including intellectual property, proprietary business information and personal information. Despite the implementation of security measures, ESSA’s internal computer systems, and those of other third parties on which the Company relies, are vulnerable to damage from computer viruses, unauthorized access, cyberattacks, natural disasters, fire, terrorism, war and telecommunication and electrical failures. Cyberattacks are increasing in their frequency, sophistication and intensity. Cyberattacks could include the deployment of harmful malware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Significant disruptions of ESSA’s information technology systems or security breaches could adversely affect ESSA’s business operations and/or result in the loss, misappropriation, and/or unauthorized access, use or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), and could result in financial, legal, business and reputational harm to the Company. If such disruptions were to occur and cause interruptions in ESSA’s operations, it could result in a material disruption of ESSA’s drug development program. For example, the loss of preclinical study or clinical trial data from completed, ongoing or planned preclinical studies or clinical trials could result in delays in ESSA’s efforts to identify and develop product candidates and significantly increase its costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of, or damage to, ESSA’s data or applications, or inappropriate disclosure of confidential or proprietary information, the Company could incur liability and the further development of EPI compounds or the Company’s product candidates could be delayed.

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

Several key areas of ESSA’s business depend on the use of information technologies. Despite ESSA’s best efforts to prevent such behavior, third parties may nonetheless attempt to hack into ESSA’s systems and obtain data relating to ESSA’s preclinical studies or proprietary information on potential products. If ESSA fails to maintain or protect ESSA’s information systems and data integrity effectively, ESSA could lose or have difficulty attracting customers, have difficulty preventing, detecting and controlling fraud, have regulatory sanctions or penalties imposed, experience increases in operating expenses, incur expenses or lose revenues, or suffer other adverse consequences as a result of a data privacy breach. While ESSA has invested in the protection of data and information technology, there can be no assurance that ESSA’s efforts, or those of ESSA’s third-party collaborators, if any, to implement adequate security and quality control measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could have a material adverse effect on ESSA’s business, operating results and financial condition.

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

If ESSA is not able to convince public payors and hospitals to include ESSA’s products on their approved formulary lists, revenues may not meet expectations and ESSA’s business, results of operations and financial condition may be adversely affected.

Hospitals establish formularies, which are lists of drugs approved for use in the hospital. If a drug is not included on the hospital’s formulary, the ability to promote and sell ESSA’s products may be limited or denied. If ESSA fails to secure and maintain formulary inclusion for products on favorable terms or are significantly delayed in doing so, ESSA may have difficulty achieving market acceptance of products and ESSA’s business, results of operations and financial condition could be materially adversely affected.

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

ESSA’s product candidate and potential future products may, if approved for sale, not achieve or maintain expected levels of market acceptance, which could have a material adverse effect on its business, financial condition and results of operations and could cause the market value of its securities to decline.

Even if ESSA is able to obtain regulatory approvals for its product candidates, the success of those products is dependent upon achieving and maintaining market acceptance. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for ESSA’s products could be impacted by several factors, many of which are not within ESSA’s control, including but not limited to:

•	demonstration of clinical safety and efficacy of ESSA’s potential products and other possible AR-NTD inhibitors generally;

•	safety, efficacy, convenience and cost-effectiveness of ESSA’s products compared to products of its competitors;

•	the prevalence and severity of any adverse side effects;

•	scope of approved uses and marketing approval;

•	limitations or warnings contained in FDA-approved labeling;

•	timing of market approvals and market entry;

•	the willingness of physicians to prescribe ESSA’s potential products and of the target patient population to try new therapies;

•	the inclusion of AR-NTD inhibitor products in applicable treatment guidelines;

•	new procedures or methods of treatment that may reduce the incidences of any of the indications for which ESSA’s potential products shows utility;

•	difficulty in, or excessive costs to, manufacture;

•	infringement or alleged infringement of the patents or intellectual property rights of others;

•	the introduction of any new products, including generic AR-NTD inhibitor products, that may in the future become available to treat indications for which ESSA’s potential product may be approved;

•	availability of alternative products from ESSA’s competitors;

•	acceptance of the price of ESSA’s products; and

•	ability to market ESSA’s products effectively at the retail level.

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

ESSA may seek to enter into collaborations with third parties for the development and commercialization of its product candidate and potential future product candidates. If ESSA fails to enter into such collaborations, or such collaborations are not successful, it may not be able to capitalize on the market potential of its product candidate and potential future product candidates.

The Company may seek third-party collaborators for development and commercialization of its product candidate and potential future product candidates. ESSA is not currently party to any such arrangement. However, if ESSA does enter into any such arrangements with any third parties in the future, it will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of ESSA’s product candidates. The Company’s ability to generate revenues from these arrangements will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

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

If product liability lawsuits are brought against the Company, it may incur substantial liabilities and may be required to cease the sale, marketing and distribution of its product candidate and potential future products.

The Company could face a potential risk of product liability as a result of its potential sales, marketing and distribution activities relating to any future commercialization of any future product. For example, the Company may be sued if any product it develops allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under U.S. state or Canadian provincial or other foreign consumer protection legislation. If the Company cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to cease the sale, marketing and distribution of its products. Even successful defense against product liability claims would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any future products that the Company may develop;

•	injury to the Company’s reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of management’s time and the Company’s resources;

•	substantial monetary awards to consumers, trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize;

•	the inability to continue the sale, marketing and distribution of ESSA’s product candidate and potential future products; and

•	a decline in the price of the Common Shares or other outstanding securities.

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

As a public company, ESSA incurs significant legal, accounting and other expenses. For example, ESSA is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. ESSA’s continued compliance with these requirements increase its legal and financial compliance costs and make some activities more time consuming and costly. In addition, ESSA’s management and other personnel need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, ESSA may or in the future incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley, which involves annual assessments of a company’s internal controls over financial reporting. ESSA may in the future need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. ESSA cannot always predict or estimate the amount of additional costs incurred as a result of being a public company or the timing of such costs.

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

Efforts to ensure that ESSA’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that ESSA’s business practices do not comply with current or future statutes, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If ESSA’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to ESSA, the Company may be subject to penalties, including without limitation, significant civil, criminal and administrative penalties, damages, fines, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings, and the curtailment or restructuring of ESSA’s operations. If any physicians or other healthcare providers or entities with whom ESSA expects to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Moreover, ESSA expects there will continue to be federal and state laws and regulations, proposed and implemented, that could impact ESSA’s operations and business. The extent to which future legislation or regulations, if any, relating to healthcare fraud abuse laws or enforcement, may be enacted or what effect such legislation or regulation would have on ESSA’s business remains uncertain.

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

ESSA believes it was classified as a PFIC for the taxable year ending September 30, 2019, and believes it may be classified as a PFIC for the current taxable year and in future taxable years. However, the determination as to whether ESSA is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. If ESSA is a PFIC for any taxable year during which a U.S. Holder (as defined under “Certain United States Federal Income Tax Considerations”) holds the Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their own tax advisors regarding the consequences of ESSA being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a qualified electing fund (“QEF”) election (including a protective election), which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

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

The market price of ESSA's Common Shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in the Common Shares may fluctuate and cause significant price variations to occur as demonstrated by ESSA’s share price’s low on the TSX (C$2.00) and corresponding high (C$5.50) for the year ended September 30, 2019. For the year ended September 30, 2019, ESSA’s share price’s low on the Nasdaq was $1.46 and high was $4.09. The market price of the Common Shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect ESSA's share price or result in fluctuations in the price or trading volume of the Common Shares include:

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

Additionally, as of September 30, 2019, there are 11,919,404 pre-funded warrants outstanding, which are exercisable into Common Shares at a nominal exercise price. If holders of these pre-funded warrants exercise these securities, existing shareholders will suffer dilution to their voting power and the Company may experience dilution in its earnings per share, as well as a negative impact on its share price.

If ESSA is unable to implement and maintain effective internal controls over financial reporting in the future, ESSA may not be able to report financial results accurately or prevent fraud. In that case, investors may lose confidence in the accuracy and completeness of ESSA’s financial reports and the market price of ESSA’s common shares may be negatively affected.

Maintaining effective internal control over financial reporting is necessary for ESSA to produce reliable financial reports and is important in helping to prevent financial fraud. If ESSA is unable to maintain adequate internal controls, ESSA’s business and operating results could be harmed. As a non-accelerated public company, ESSA is not currently required to comply with Section 404(b) of the Sarbanes-Oxley Act. ESSA is not considered a “venture issuer” under applicable Canadian securities laws by virtue of having its securities listed on the Nasdaq. Non-venture issuers must establish and maintain disclosure controls and procedures and internal control over financial reporting. ESSA will be required to certify that it has established disclosure controls and procedures and internal controls over financial reporting for the period ended September 30, 2019. Pursuant to National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”), ESSA evaluates how to document and test internal control procedures to satisfy the requirements of Section 404(a) of Sarbanes-Oxley and the related rules of the SEC and NI 52-109, which require, among other things, ESSA’s management to assess annually the effectiveness of ESSA’s internal control over financial reporting. During the course of this documentation and testing, ESSA may identify weaknesses or deficiencies that ESSA may be unable to remedy.

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

Although ESSA has listed the Common Shares on the Nasdaq and the TSX-V, an active trading market for the Common Shares may not be sustained. For example, certain trading days in the year ended September 30, 2019 resulted in no volume of trading of ESSA’s Common Shares on either of the Nasdaq or the TSX. If an active trading market for the Common Shares is not maintained, the liquidity of the Common Shares and the prices that may be obtained for the Common Shares will be adversely affected.

ESSA's Common Shares may be thinly traded, the prices at which Common Shares trade are volatile and the buying or selling actions of a few shareholders may adversely affect ESSA's share price.

As of September 30, 2019, ESSA's public float, which is defined as Common Shares outstanding minus Common Shares held by officers, directors, or beneficial holders of greater than 10% of ESSA's outstanding Common Shares, represented approximately 33.11% of ESSA's outstanding Common Shares. In addition, the Company is aware of a number of significant shareholders, defined as a holding greater than 5%, who have participated in recent financings. The average number of shares traded in any given day over the past year has been relatively small compared to the public float. Thus, the actions of a few shareholders either buying or selling ESSA's Common Shares may adversely affect the price of the Common Shares. Historically, securities similar to ESSA's Common Shares have experienced extreme price and volume fluctuations that do not necessarily relate to operating performance and could result in rapid and substantial losses for shareholders.

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

Since July 9, 2015, the Company’s Common Shares have traded on the Nasdaq under the symbol “EPIX”. The Company’s Common Shares traded under the symbol “EPI” on the TSX from July 28, 2015 until November 24, 2017. On November 27, 2017, the Company delisted its Common Shares from the TSX and began trading on the TSX-V under the same symbol, “EPI”.

2.	Summary Corporate History and Intercorporate Relationships

Intercorporate Relationships

The Company has the following wholly owned subsidiaries:

•	ESSA Pharmaceuticals Corp. (“ESSA Texas”), existing under the laws of the State of Texas. The head office of ESSA Texas is located at Suite 1300, 700 Milam Street, Houston, Texas, USA 77002; and

•	Realm Therapeutics plc. (“Realm”), existing under the laws of the England and Wales, and its wholly owned subsidiary Realm Therapeutics Inc., existing under the laws under the State of Delaware. The Company is in the process of liquidating Realm, which was acquired on July 31, 2019 in the Realm Acquisition, and its subsidiary.

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

In 1999, Dr. Marianne Sadar, a Distinguished Scientist at the British Columbia Cancer Agency (the “BC Cancer Agency”), elucidated a unique drug target on the AR: the NTD. In 2003, Dr. Sadar and Dr. Raymond Andersen, a Professor at the University of British Columbia (“UBC”) known for his natural product libraries and medicinal chemistry experience and expertise, began a collaboration focused on discovery of small-molecule inhibitors of the AR-NTD. By mid-2008, they together discovered a family of compounds that selectively inhibit the NTD target on the AR and demonstrated the efficacy of those molecules in recognized laboratory models of prostate cancer. These compounds are potential drugs for treatment of CRPC.

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

2012 to 2014

Between April and July 2012, ESSA undertook a second financing, raising an aggregate of C$2,390,000 at a price of C$16.00 per Common Share.

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

During the second quarter of 2014, in connection with certain obligations under the CPRIT Grant, the Company established a wholly owned subsidiary, ESSA Pharmaceuticals Corp., under the laws of the State of Texas, to manage the NTD development project related to the CPRIT Grant.

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

On August 1, 2016, the Company appointed Peter Virsik as Executive Vice-President and Chief Operating Officer.

Year Ended September 30, 2017

On November 18, 2016, the Company entered into the $10,000,000 SVB Term Loan, pursuant to which the Company initially drew down $8,000,000, and had a now-expired conditional option to receive an additional $2,000,000 by April 28, 2017, subsequently amended to July 31, 2017, upon (i) positive data for its ongoing Phase I clinical trial of EPI-506 and (ii) receipt of the third and final tranche of the CPRIT grant of $5,422,000. The SVB Term Loan bore interest at a rate of the Wall Street Journal Prime Rate plus 3% per annum and would have matured on September 1, 2020. The SVB Term Loan required a final payment of 8.6% of the amount advanced under the term loans, due upon the earlier of the maturity or termination of the term loan facility. The SVB Term Loan was secured by a perfected first priority lien on all the company’s assets, with a negative pledge on intellectual property and was subject to standard events of default, including default in the event of a material adverse change. There were no financial covenants. Upon funding of the respective tranches, the Company granted to SVB warrants to purchase Common Shares equal to 4% of the amount advanced, divided by the exercise price of the warrants, based on the five-day volume-weighted average trading price of the Company’s Common Shares on the TSX-V, to be determined at the time of the issuance of the warrants. In connection with the initial $8,000,000 advance, the Company granted SVB and Life Sciences Loans II LLC an aggregate of 7,477 warrants, exercisable at a price of $42.80 per warrant for a period of seven years. The SVB Term Loan was subsequently repaid in full, as described below.

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

In July 2017, the Company’s Executive Vice President of Research and Development, Paul Cossum, passed away.

On September 11, 2017, the Company announced the results from the Phase I portion of its clinical study of EPI-506 and its strategic decision to discontinue further clinical development of EPI-506. Instead, the Company implemented a corporate restructuring plan to focus its resources on a pre-clinical program around its next-generation Anitens targeting the AR-NTD. ESSA’s next-generation Aniten compounds represent a new class of drugs that are NTD inhibitors of the AR and are designed to advance upon a number of attributes of first-generation Aniten compound, EPI-506. The next-generation Anitens are more potent than EPI-506 or its active metabolite, EPI-002, as demonstrated in an in vitro assay measuring inhibition of AR transcriptional activity. In addition, the compounds are designed to advance upon the pharmaceutical properties of EPI-506 to enable a more efficient and cost-effective formulation approach. The Company subsequently announced the nomination of EPI-7386 as its lead clinical candidate, as described below.

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

On January 16, 2018, effective on the closing of the January 2018 Financing, Hugo Beekman of Omega Fund Management, LLC (“Omega”), was appointed to the Board of the Company. Omega was entitled to nominate one director to the Board of the Company, who was required to be an independent director and pre-approved by the Company. These nomination rights have since expired and Omega’s nominees have since resigned from the Board, as described below.

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

On June 28, 2018, the Company filed a registration statement on Form F-3 (the “2018 Form F-3”) with the SEC, allowing the issuance of up to $100,000,000 in Common Shares, preferred shares, debt securities, subscription receipts, warrants or units of the Company. Concurrently, the Company filed a preliminary short form prospectus with securities regulators in the provinces of British Columbia, Alberta and Ontario.

On July 12, 2018, the Company filed an amendment to the 2018 Form F-3 with the SEC, concurrently with a final short form base shelf prospectus with securities regulators in the provinces of British Columbia, Alberta and Ontario. The 2018 Form F-3 was declared effective by the SEC on July 27, 2018 and, in conjunction with the Canadian final short form base shelf prospectus, will allow the Company to maintain financial flexibility.

Year Ended September 30, 2019

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

On February 8, 2019, the Company granted a total of 238,000 stock options to directors, officers, employees and consultants, exercisable at either C$5.06 or US$3.81 for a period of 10 years.

On March 26, 2019, the Company announced the nomination of EPI-7386 as its lead clinical candidate for the treatment of metastatic CRPC (“mCRPC”) through inhibition of the N-terminal domain of the androgen receptor. In preclinical studies, EPI-7386 has displayed activity in vitro in numerous prostate cancer models including models where current antiandrogens are inactive and compared to ESSA’s first generation compound, EPI-506, EPI-7386 is significantly more potent, metabolically stable and more effective in preclinical studies. In addition, EPI-7386 has demonstrated a favorable tolerability profile in all animal studies of the compound conducted to date. On May 4, 2019, the Company announced an oral poster presentation titled “A New Generation of N-terminal Domain Androgen Receptor Inhibitors in Castration-Resistant Prostate Cancer Models” was delivered at the 2019 American Urological Association Meeting, presenting a deeper preclinical characterization of EPI-7386. IND-enabling studies are currently underway, and ESSA expects to file an IND in the first calendar quarter of 2020.

On June 10, 2019, the Company granted 5,000 stock options to an employee, exercisable at $2.20 for a period of 10 years.

On June 25, 2019, at the 2019 Annual General Meeting of Shareholders, all nominated directors were re-elected to the Board except for Dr. Marianne Sadar, who did not stand for re-election.

On June 26, 2019, the Company issued 1,652,530 Common Shares upon the cashless exercise of 1,653,999 pre-funded warrants originally issued in the January 2018 Financing.

On July 31, 2019, the Company completed the Realm Acquisition pursuant to a scheme of arrangement under Part 26 of the U.K. Companies Act 2006 (“Scheme”) as sanctioned by the High Court of Justice in England and Wales, on July 29, 2019. Under the terms of the Realm Acquisition, ESSA acquired all of the issued and outstanding shares of Realm, and Realm shareholders received a total of 6,718,150 Common Shares of the Company (“New ESSA Shares”) at a ratio of 0.5763 New ESSA Share per each one share of Realm (or 1.4409 New ESSA Shares for every one Realm ADS (as defined in the Scheme), representing 25 Realm shares), based on a 60-day volume-weighted average price of $3.19 per share of ESSA on May 14, 2019. At the closing of the Realm Acquisition, the Company acquired net assets of $20,247,296 from Realm, including $22,244,248 in cash. The Company is in the process of liquidating Realm and its subsidiary.

On July 31, 2019, pursuant to the closing of the Realm Acquisition and the terms of the Scheme, Dr. Raymond Andersen resigned from the Board, and Mr. Alex Martin, Ms. Marella Thorell, and Mr. Sanford Zweifach were appointed to the Board.

On August 27, 2019, the Company closed the August 2019 Financing. The Company issued a total of 6,080,596 Common Shares and 11,919,404 pre-funded warrants in lieu of Common Shares of the Company at a price of $2.00 per security for aggregate gross proceeds of $36,000,000. Each pre-funded warrant entitles the holder thereof to acquire one Common Share at a nominal exercise price for a period of five years. In connection with the August 2019 Financing, the Company paid total cash commissions of $1,978,770 and incurred other financing costs of $687,510. The August 2019 Financing was led by Soleus Capital and includes RA Capital Management as a new investor. Existing investors, including BVF Partners LP, Omega Funds, and Eventide Funds, among others, also participated.

Recent Developments

On October 4, 2019, the Company granted 1,441,530 stock options to directors, officers, employees and consultants at an exercise price of $3.23 for a period of 10 years. Additionally, the Board approved an amended stock option and amended restricted share unit plan to provide for a maximum of 6,251,469 common shares. The Company granted 2,551,470 stock options under the amended stock option plan to certain employees at a weighted average price of $3.23 for a period of 10 years. Options granted under the amended stock option plan may not be exercised by the optionees until the amended plan is approved by the shareholders and regulators.

On October 9, 2019, the Company filed a registration statement on Form F-3 (the “2019 Form F-3”) with the SEC, allowing the resale of 20,491,618 in Common Shares of the Company.

On October 17, 2019, the Company repaid the SVB Term Loan, originally maturing on September 1, 2020, in full totalling $3,652,471, comprising $2,953,968 in principal, $10,503 in accrued interest, and the final payment of $688,000.

On October 17, 2019, Dr. Otello Stampacchia resigned from the Board. The board approved the immediate vesting and extension of a total of 42,000 stock options held by Dr. Stampacchia for a period of one year after resignation date. Concurrently, Dr. Ari Brettman, nominee of Clarus Lifsciences III, L.P., was appointed to the Board.

On October 30, 2019, the Company granted 225,000 stock options to non-executive members of the board of directors at an exercise price of $4.67 for a period of 10 years.

On November 5, 2019, the Company filed an amendment to the 2019 Form F-3 with the SEC, which declared the 2019 Form F-3 effective on November 5, 2019.

The SEC maintains a website (http://www.sec.gov) that makes available reports and other information that the Company files or furnishes electronically with it. The Company’s website can be found at http://www.essapharma.com.

B.	Business Overview

Introduction

ESSA is a pharmaceutical company currently in preclinical stage, focused on developing novel and proprietary therapies for the treatment of prostate cancer in patients whose disease is progressing despite treatment with current standard of care therapies, including second-generation anti-androgen drugs such as abiraterone, enzalutamide, apalutamide, and darolutamide. The Company believes its preclinical series of compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from anti-hormone-based therapies. Specifically, the compounds act by disrupting the AR signaling pathway, the primary pathway that drives prostate cancer growth, by preventing AR activation through selective binding to the NTD of the AR. In this respect ESSA’s compounds differ from classical anti-androgens, which interfere either with the binding of androgens to the ligand-binding domain (“LBD”) located at the opposite end of the receptor from the NTD. A functional NTD is essential for activation of the AR; blocking the NTD inhibits AR-driven transcription and therefore androgen-driven biology. We believe that the transcription inhibition mechanism of ESSA’s preclinical series of compounds is unique and has the advantage of bypassing identified mechanisms of resistance to the anti-androgens currently used in the treatment of CRPC. The Company has been granted by the United States Adopted Names ("USAN") Council a unique USAN stem "-aniten" to recognize this new mechanistic class. The Company refers to this series of proprietary compounds, currently in development, as the Aniten series. In preclinical studies, blocking the NTD has demonstrated the capability to prevent AR-driven gene expression. A recently completed Phase I clinical trial of ESSA’s first-generation agent EPI-506 demonstrated prostate-specific antigens (“PSA”) declines, a sign of inhibition of AR-driven biology, at the higher dose levels administered to patients with mCRPC refractory to current standard of care therapies.

According to the American Cancer Society, prostate cancer is the second most frequently diagnosed cancer among men in the United States, behind skin cancer. Using a dynamic progression model, Scher et al have projected a 2020 incidence of 546,955 and prevalence of 3,072,480 for prostate cancer among men in the United States1. Approximately one-third of all prostate cancer patients who have been initially treated for local disease will subsequently have rising serum levels of PSA, which is an indication of recurrent or advanced disease. Patients with advanced disease often undergo androgen ablation therapy using analogues of luteinizing hormone releasing hormone (“LHRH”) or surgical castration; this approach is termed “androgen deprivation therapy”, or “ADT”. Most advanced prostate cancer patients initially respond to androgen ablation therapy; however, many patients experience a recurrence in tumor growth despite the reduction of testosterone to castrate levels, and at that point are considered to have CRPC. Following diagnosis of CRPC, patients have been generally treated with anti-androgens that block the binding of androgens (darolutamide, enzalutamide, apalutamide or bicalutamide) to the AR, or inhibit synthesis of androgens (abiraterone). More recently, significant improvements in progression-free survival have been achieved by utilizing this latest generation of anti-androgens, in combination with ADT, in newly diagnosed metastatic prostate cancer.

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

Through their potential to directly and selectively block all known means of activating the AR, the Company believes the Aniten series of compounds hold the potential to be effective in cases where current therapies have failed. Both preclinical and clinical studies support this belief. In preclinical studies, the Aniten series of compounds has been shown to shrink prostate cancer xenografts, including tumors both sensitive and resistant to the second-generation anti-androgens such as enzalutamide. Recent studies have also suggested the potential for combinations of ESSA’s Aniten compounds with anti-androgens to potentially inhibit AR-driven biology more completely in unique and complementary mechanisms by affecting opposite ends of the AR receptor.

1 Scher HI, Solo K, Valant J, Todd MB, Mehra M (2015) Prevalence of Prostate Cancer Clinical States and Mortality in the United States: Estimates Using a Dynamic Progression Model. PLoS ONE 10(10): e0139440. doi:10.1371/journal.pone.0139440

The Phase I clinical trial of first-generation ralaniten acetate (“EPI-506”), has indicated the safety and tolerability for this mechanism of transcription inhibition of AR-driven biology as patients tolerated doses of the drug at overall exposures consistent with those associated with efficacy in animal models. Possible proof of concept was shown with short duration PSA declines of up to 37% being observed in some patients whose disease was highly refractory to second-generation anti-androgens treatment. However, unlike in animals, this first-generation drug was significantly metabolized in humans, leading to a very short half-life of circulating drug and suboptimal drug exposures. Consequently, very high doses were required to achieve the modest drug exposures, with the relatively short half-life limiting the therapeutic level exposure of the drug within a 24-hour period. This limitation, together with unfavorable pharmaceutical properties, led to the Company’s decision to discontinue EPI-506 development in favor of focusing on the development of the next generation of Anitens. The Company is now focused on developing this next generation of anitens, including significantly more potent drugs with increased resistance to metabolism as well as advanced pharmaceutical properties, including expected advancements in manufacturability, stability, and likelihood of successful commercial formulation.

The NTD of the AR is flexible with a high degree of intrinsic disorder making it difficult to be used for crystal structure-based drug design. The Company is not currently aware of any success by other drug development companies in finding drugs that bind specifically to this drug target. The nature of the highly specific binding of the first-generation Aniten compounds to the NTD, and the biological consequences of that binding, have been defined in scientific studies conducted at the University of Barcelona by De Mol et al2. The selectivity of the binding, based on in vivo imaging as well as in vitro studies, is consistent with the clean toxicological profile observed with first-generation EPI-506 and the subsequent safety profile in the Phase 1 trial.

As noted above, the incidence of both metastatic and non-metastatic CPRC continues to rise. Using a dynamic progression model, Scher et al have projected a 2020 incidence of 546,955 and prevalence of 3,072,480 for prostate cancer in the United States3.The Company expects that the Aniten series of compounds could be effective for many of those patients. In its early clinical development, the Company intends to initially focus on patients who have failed second-generation anti-androgen therapies (i.e. abiraterone and/or lutamides) for the following reasons:

•	CRPC treatment remains a prostate cancer market segment with an apparent and significant unmet therapeutic need and is therefore a potentially large market;

•	ESSA believes that the unique mechanism of action of its Aniten compounds is well suited to treat those patients who have failed AR LBD focused therapies, and whose biological characterization reveals that their tumors are still largely driven by AR biology; and

•	ESSA expects that the large number of patients with an apparent unmet therapeutic need in this area will facilitate timely enrollment in its clinical trials.

Furthermore, ESSA believes that a successful Phase I clinical trial will facilitate the early study of the combination of the ESSA Aniten compound with second-generation anti-androgens. The Company and its collaborators have developed preclinical in vitro and in vivo evidence supporting the combination of NTD inhibitors together with the LBD inhibiting anti-androgens. The application of two independent, complementary mechanisms of AR transcription inhibition may result in greater suppression of androgen activity and the delay or prevention of drug resistance. Recent progress in the clinical treatment of prostate cancer has resulted from the earlier utilization of anti-androgens in combination with classic ADT, consistent with the premise that more effective androgen suppression yields clinical benefit. The introduction of NTD inhibitors would have the potential of further improving androgen suppression and delaying the emergence of resistance.

The Company is party to a license agreement with the British Columbia Cancer Agency (“BCCA”) and the University of British Columbia (“UBC”) dated December 22, 2010, as amended (“the License Agreement”), which provides the Company with exclusive world-wide rights to the issued patents and the patent applications related to the EPI-002 compound.

2 De Mol E, Fenwick RB, Phang CT, et al. EPI-001, A Compound Active against Castration-Resistant Prostate Cancer, Targets Transactivation Unit 5 of the Androgen Receptor. ACS Chem Biol. 2016;11(9):2499–2505. doi:10.1021/acschembio.6b00182

3 Scher HI, Solo K, Valant J, Todd MB, Mehra M (2015) Prevalence of Prostate Cancer Clinical States and Mortality in the United States: Estimates Using a Dynamic Progression Model. PLoS ONE 10(10): e0139440. doi:10.1371/journal.pone.0139440

The Company believes that it has developed a strong and defensive intellectual property position for multiple EPI and Aniten structural classes, with 16 pending and maintained patent families covering different structural motifs/analogues.

Patent applications are pending in the United States and in contracting states to the Patent Cooperation Treaty (“PCT”) for the Aniten next-generation NTD inhibitors with expiry between 2036-2040.

Management Team

One of ESSA's key resources is the experience embodied in its management team and scientific founders:

Dr. David R. Parkinson, President and Chief Executive Officer

•	served as Vice President, Global Clinical Oncology for Novartis International AG (“Novartis”), and Vice President, Oncology Development at Amgen, Inc.(“Amgen”);

•	at both Novartis and Amgen, he was responsible for clinical development activities leading to a series of successful global drug registrations for important cancer therapeutics, including Gleevec, Femara, Zometa, Kepivance, and Vectibix.

David Wood, Chief Financial Officer

•	10 years as Head of Finance and Corporate Development at Celator Pharmaceuticals Inc., where he helped take the company public;

•	22 years of experience in increasingly senior finance roles at various biotech companies.

Peter Virsik, Executive Vice-President and Chief Operating Officer

•	20 years of experience in corporate development, new product planning, licensing and alliance management with global pharmaceutical organizations;

•	at XenoPort, Inc., played a role in the licensing and commercialization of Horizant (gabapentin enacarbil).

Dr. Alessandra Cesano, Chief Medical Officer

•	Over 20 years of experience in clinical development, research and drug development with broad experience in development and clinical use of biomarkers for the more efficient development of targeted therapeutics;

•	served as Vice President, Clinical Development Oncology for Biogen Inc. (former Biogen Idec) and played a key role in the approval of Vectibix and Kepivance while at Amgen Inc.

Scientific Founders

Dr. Marianne Sadar

•	internationally known for her research on identifying human mechanisms of activating the AR and developing therapeutics for advanced prostate cancer;

•	served on approximately 50 scientific panels and as President of the Society of Basic Urological Research.

Dr. Raymond Andersen

•	internationally known for his research on marine natural products and their potential as drug leads;

•	discoveries have represented core technologies of several pharmaceutical companies and progressed to the clinical trial stage.

ESSA's Strategy

The Company’s initial therapeutic goal is to develop a safe and effective therapy for prostate cancer patients whose tumors have progressed on current anti-androgen therapy. However, the action of the NTD-inhibiting Aniten compounds suggests that there may ultimately be additional therapeutic advantage to combining these agents with anti-androgens at an earlier stage of treatment. Therefore, while the first priority is to characterize and enter into Phase 1 development of an optimal NTD inhibitor, in parallel the Company is also conducting preclinical studies of combination therapy with academic and industry collaborators as well as exploring other potential applications for AR-NTD inhibitors, including breast cancer.

Identifying and characterizing an Aniten compound to take into clinical trials

The purpose of the next-generation program is to identify drug candidates with increased potency, reduced metabolic susceptibility and superior pharmaceutical properties compared to ESSA’s first-generation compounds. Structure-activity relation (“SAR”) studies conducted on the chemical scaffold of ESSA’s first-generation compounds have resulted in generation of a new series of compounds that have demonstrated higher potency and predicted longer half-lives. Multiple changes in the chemical scaffold have also been incorporated with the goal of improving absorption, distribution, metabolism and excretion (“ADME”) and pharmaceutical properties of the chemical class.

In preclinical models of AR inhibition, several candidate molecules met these goals, and on March 26, 2019, the Company announced the nomination of EPI-7386 as its lead clinical candidate for the treatment of mCRPC through inhibition of the NTD of the AR. In preclinical studies, EPI-7386 has displayed activity in vitro in numerous prostate cancer models including models where second-generation anti-androgens are inactive and compared to ESSA’s first generation compound, EPI-506, EPI-7386 is significantly more potent, metabolically stable and more effective in preclinical studies. In addition, EPI-7386 has demonstrated a favorable tolerability profile in all animal studies of the compound conducted to date.

On October 28, 2019 at the 2019 AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics, an oral poster presentation titled “Treatment of castrated resistant prostate cancer, with EPI-7386, a second generation N-terminal domain androgen receptor inhibitor”, presented a deeper preclinical characterization of EPI-7386. The poster showed that pre-clinical studies demonstrate that EPI-7386 (i) displays similar in vitro IC50 potency compared to the lutamide class of antiandrogens in an in vitro androgen receptor (AR) inhibition assay; (ii) shows in vitro activity in several enzalutamide-resistant prostate cancer cell models; (iii) exhibits a favorable metabolic profile across three preclinical animal species (which suggests that EPI-7386 will have high exposure and a long half-life in humans) (iv) provides similar antitumor activity to enzalutamide in the enzalutamide-sensitive LNCaP prostate cancer xenograft model, and (v) provides superior antitumor activity to enzalutamide, as a single agent or in combination with enzalutamide, in the enzalutamide emerging-resistant VCaP prostate cancer xenograft model, specifically showing AR inhibition with both an N-terminal domain inhibitor (EPI-7386) and a ligand binding domain inhibitor (enzalutamide), induces deeper and more consistent anti-tumor responses in the enzalutamide emerging-resistant VCaP xenograft model; (vi) antitumor activity in enzalutamide-resistant prostate cancer xenograft models, 22Rv1 and LNCaP95, with no antitumor activity, as expected, in a non-functional androgen receptor PC-3 prostate cancer xenograft model; (vii) wide therapeutic index as demonstrated by a broad dose response in the VCaP model; (viii) high plasma exposures in animal studies using a new suspension formulation.

IND-enabling studies are currently underway, and ESSA expects to file an IND in the first calendar quarter of 2020.

Advancing a product candidate through clinical development and regulatory approval in CRPC patients

Following IND approval of EPI-7386, the Company intends to conduct a Phase I clinical trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and potential therapeutic benefits of the drug in mCRPC patients. Depending on the number of cohorts enrolled, the Phase I clinical trial is expected to take nine to twelve months. At this time, it is expected that the design of the Phase I clinical trial will be the standard three patients per dose cohort. All patients will be characterized biologically for underlying tumor genomic characteristics, for evidence of AR pathway activation, and for dose-related pharmacological and pharmacodynamic effects. Once the Phase I clinical trial is complete, the Company plans to review the data, including the safety, tolerability, evidence of efficacy and pharmacological and biomarker data. This information will inform the final size, design, timing and clinical as well as biological characteristics of the patients to be entered into a potential Phase II clinical trial.

Developing a product candidate as an essential component of a new standard of care for the treatment of pre-CRPC and expanding usage earlier in the disease stage

An activated AR is required for the growth and survival of most prostate cancer; and NTD inhibition of AR-directed biology occurs both in full length AR, vARs and in the setting of the multiple, resistance mechanisms affecting the anti-androgens which work through the opposite end of the AR. The Company, therefore, believes that the AR-NTD is an ideal target for next-generation anti-androgen hormone therapy. If ESSA’s product candidate is successful in treating CRPC patients, it is reasonable to expect that such clinical candidate may be effective in treating earlier stage disease. Therefore, the Company may conduct additional clinical studies potentially leading to the approval of a clinical candidate for use in prostate cancer patients at an earlier disease stage, likely in combination with second-generation anti-androgens. The Company is currently generating in vitro and in vivo data in collaboration with academic and industry investigators in this regard. Preliminary data indicates that there may be potential benefits to combining an NDT inhibitor, such as an Aniten compound, with an anti-androgen that works through inhibition of the LBD of the AR. Other emerging potential clinical applications for NTD inhibitors are in combination with other agents, such as poly ADP ribose polymerase (“PARP”) inhibitors, as well as in the subset of metastatic breast cancer patients whose tumors have been demonstrated to have activation of the AR pathway.

Evaluating strategic collaborations to maximize value

The Company currently retains all commercial rights for its EPI and Aniten series drug portfolios. The Company continues to evaluate potential collaborations that could enhance the value of its prostate cancer program and allow it to leverage the expertise of such strategic collaborators.

Overview of Castration-Resistant Prostate Cancer

According to the American Cancer Society, prostate cancer is the second most frequently diagnosed cancer among men in the United States, behind skin cancer. Using a dynamic progression model, Scher et al have projected a 2020 incidence of 546,955 and prevalence of 3,072,480 for prostate cancer among men in the United States4. Overall, in the United States, about one in nine men will be diagnosed with prostate cancer during his lifetime, and about one in 41 men will die from the disease.

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

Hormonal therapy of prostate cancer which is effective in inhibiting tumor growth typically use drugs conferring pharmacological castration (i.e. LHRH (Leuprolide), or abiraterone). Other drugs competitively bind in the ligand-binding pocket of the LBD of the AR prevent both the binding of androgen and interaction of the AR with co-regulatory proteins, and therefore also prevent AR transcriptional activity. Commonly, these drugs are called “anti-androgens”. Current anti-androgens used for prostate cancer include apalutamide, bicalutamide, cyproterone acetate, flutamide, nilutamide, enzalutamide, and darolutamide.

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

4 Scher HI, Solo K, Valant J, Todd MB, Mehra M (2015) Prevalence of Prostate Cancer Clinical States and Mortality in the United States: Estimates Using a Dynamic Progression Model. PLoS ONE 10(10): e0139440. doi:10.1371/journal.pone.013944

Abiraterone acetate plus prednisone was approved by the FDA and in many countries globally for patients with post-docetaxel mCRPC in 2011. In the key clinical trials supporting initial approval for post-chemotherapy mCRPC, abiraterone acetate plus prednisone demonstrated a statistically significant improvement in overall survival (over placebo plus prednisone) of 4.6 months in patients with mCRPC who have failed one prior chemotherapy regimen. Abiraterone acetate plus prednisone has also been approved in the pre-chemotherapy setting for mCRPC. In the key supporting clinical trial, the co-primary endpoint showed a statistically significant increase in median radiographic progression-free survival with abiraterone plus prednisone versus prednisone alone of 16.5 months versus 8.3 months, and a statistically significant improvement in overall survival (from 30.3 months in the control group to 34.7 months in the group receiving abiraterone plus prednisone. In 2018, abiraterone acetate plus prednisone was approved by the FDA for the treatment of high-risk mCRPC based on the results of a pivotal trial showing a statistically significant improvement in overall survival for the patients receiving abiraterone plus prednisone versus those receiving placeo (hazard ratio=0.66). Treatment with abiraterone requires the concomitant usage of prednisone to ameliorate symptoms of mineralocorticoid excess, including fluid overload, hypertension and hypokalemia; abiraterone plus prednisone must be used with caution in those with a significant cardiovascular history, including congestive heart failure. These effects, as well as treatment-associated elevations in liver enzymes, necessitate monitoring for blood pressure, serum potassium, fluid retention, aspartate aminotransferase (“AST”), alanine transaminase (“ALT”) and bilirubin levels. Furthermore, the pharmacokinetics of abiraterone acetate demonstrate a large food effect, with exposure increasing up to ten-fold in the presence of food. For safe administration, food must not be eaten two hours before the drug is taken and for one hour afterwards.

Enzalutamide was approved by the FDA as a treatment for patients with post-docetaxel mCRPC in 2012. In the initial pivotal clinical trial supporting FDA approval in the post-chemotherapy mCRPC population, the median overall survival was 18.4 months in the enzalutamide group versus 13.6 months in the placebo group. The label extension to mCRPC chemotherapy naïve disease is subsequently supported by data from a pivotal Phase III trial in chemo-naïve mCRPC, which demonstrated a statistically significant 29% reduction in the risk of death over placebo, despite enrolling patients with visceral disease, a population with a poorer prognosis that has historically been excluded from this trial setting. In 2018, enzalutamide was approved by the FDA for the treatment of non-metastatic CRPC based on the results of a Phase III trial showing a statistically significant improvement in metastasis-free survival in patients randomized to receive enzalutamide versus placebo. Enzalutamide can be administered without prednisone since it is not associated with mineral-corticoid excess. The safety profile of enzalutamide is considered favorable despite a high incidence of seizure, posterior reversible encephalophaty syndrome (“PRES”), ischemic heart disease, and falls and fractures.

Apalutamide was approved by the FDA for the treatment of non-metastatic CRPC in February 2018. It is a non-steroidal anti-androgen of the lutamides family, with whom it shares the mechanism of action (i.e. antagonism of the AR by binding to the LBD). In the pivotal study, a statistically significant improvement in metastasis-free survival was observed in patients with non-metastatic CRPC randomized to receive apalutamide versus placebo. The safety profile of apalutamide is similar to the one of enzalutamide, with seizures and falls and fractures being observed with increased frequency over the placebo group.

Darolutamide was approved by the FDA in July 2019 for the treatment of non-metastatic CRPC. Like enzalutamide and apalutamide, it belongs to the chemical family of the lutamides with whom it shares the mechanism of action (i.e. antagonism of the AR by binding to the LBC). In the pivotal study, a statistically significant improvement in metastatis-free survival was observed in patients with non-metastatic CRPC randomized to receive darolutamide versus placebo. The safety profile of darolutamide is the most favorable of the approved lutamides; specifically, no increased risk of seizure and falls and fractures was observed in the pivotal study for patients receiving darolutamide versus placebo.

The immunotherapy sipuleucel-T has been shown to increase the median survival time of mCRPC patients by four months over placebo. Sipuleucel-T is generally considered a treatment option in advanced patients who are either asymptomatic or minimally symptomatic and with a good performance status (“ECOG 0-1”). Sipuleucel-T is not indicated for patients with hepatic metastases or less than six-month life expectancy. In clinical trials, sipuleucel-T has shown no effect on serum PSA levels and does not affect the time to disease progression.

Radium-223 has been shown to extend survival in mCRPC patients with symptomatic bone metastases and no known visceral metastatic disease. Limitations include the incidence of bone marrow suppression, primarily thrombocytopenia, and the need for this injectable radiopharmaceutical to be administered by trained personnel at select nuclear medicine facilities able to handle this radioactive product. In addition, the administration of radium-233 is associated with potential risks for other persons (e.g. medical staff, care givers and members of the patient’s family) from radiation or contamination from body fluids such as spills of urine, feces and vomit. Therefore, radiation protection precautions must be taken in accordance with national and local regulations.

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

AR is unique from other steroid hormone receptors in that the AF-1 region in the NTD contributes to transcriptional activity, with little to no activity contributed from AF-2 in the LBD. AR LBD functions independent of the NTD and can still bind ligand even if the AF-1 region is deleted or mutated; however, no transcriptional activity can be achieved without the AF-1 region in the NTD. Previous research used deletion mutants of the AR to explore which regions of the AR were critical to its activity, with the following key findings:

•	truncated AR (AR1-653) that lacked the LBD was found to be constitutively active, and mimicked the AR splice variants that were reported more than one decade later in 2008;

•	deletion of AF-1 (residues 245-527) in the AR-NTD yielded a receptor that could still bind androgen but was transcriptionally dead; and

•	deletion of AF1 also blocked all transcriptional activity of the truncated variant AR.

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

Residual Androgens Activate AR

While in mature men, the majority of androgen is produced by the testes, androgen is produced by a number of other tissues including the adrenal glands and in some prostate cancers, the tumor itself. A variety of different pathways can produce androgen, as well. As blood levels of androgen are reduced through use of current androgen-suppressing drugs or surgical castration, androgen production by alternate pathways may become an important way in which ARs become activated. Recently, it has been shown that prostate cancer tumor tissue can synthesize androgen, leading potentially to concentrations of intra-tumoral androgen that are sufficient to activate the full-length AR.

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

Constitutively Active AR Splice Variants that Lack the Ligand-Binding Domain

CRPC may involve the expression of constitutively active splice-variants of the AR that lack the full ligand-binding domain. These AR splice variants are always activated and have a truncated LBD, thus do not require androgen to be transcriptionally active. Anti-androgens such as lutamides would have no effect on these AR splice variants because these anti-androgens bind to the LBD, which is not present in these variants.

ESSA’s drug candidates have been shown to be active on all of the above pathways. Specifically, ESSA’s first-generation compounds demonstrated:

•	EPI-002 does not cause activation of mutated ARs that are activated by antiandrogens;

•	EPI-002 is active in vivo against VCaP xenografts that overexpress AR;

•	EPI-002 is not competitive with androgen for the LBD binding, hence its inhibitory effect cannot be competed away by high localized concentrations of androgen;

•	EPI-001, the racemic version of EPI-002, blocks the interaction of CBP and RAP74 which are required for transcriptional activity and may contribute to tumor growth;

•	EPI-001 blocks AR activation by IL-6, bone-derived factors and stimulation of the PKA pathway;

•	In vitro and in vivo, EPI-002 significantly inhibits LNCaP95 human prostate cancer cells that harbor constitutively-active AR splice variant V7 and are resistant to enzalutamide; and

•	EPI-002 blocks gene expression regulated by full-length AR and V7.

Programs and Potential Products

The Company’s EPI-Series Drugs

The Company’s first-generation compounds, based on EPI-001, were selective, oral, small molecules that block the NTD of the AR. The AR is required for the growth and survival of most prostate cancer; therefore, the NTD of the AR is an ideal target for next-generation hormone therapy. Consistent with the inhibition of AR activity by other EPI compounds, experimentation conducted in a test-tube or in a controlled environment outside a living organism (known as “in vitro” studies) and experimentation done in or on the living tissue of a whole, living organism (known as “in vivo” studies) showed that stereoisomers of EPI-001 selectively block AR-dependent proliferation of human prostate cancer cells that express AR and do not inhibit the proliferation of cells that do not express functional AR or do not rely on the AR for growth and survival. By directly inhibiting the NTD of the AR, the Company believes EPI series molecules may be able to overcome resistance mechanisms in CRPC.

Completed Phase I Clinical Study of EPI-506

The Company conducted an initial proof-of-concept Phase I clinical study utilizing the first-generation Aniten compound, EPI-506. The objective of the EPI-506 Phase I clinical trial was to explore the safety, tolerability, maximum tolerated dose and pharmacokinetics of EPI-506, in addition to anti-tumor activity in asymptomatic or minimally symptomatic patients with metastatic CRPC who were no longer responding to either abiraterone or enzalutamide treatments, or both. Efficacy endpoints, such as PSA reduction, and other disease progression criteria were evaluated. Details relating to the design of the Phase I/II clinical trial of EPI-506 are available on the U.S. National Institutes of Health clinical trials website (see https://clinicaltrials.gov).

The IND application to the FDA for EPI-506, to begin a Phase I clinical trial, was accepted in September 2015, with the first clinical patient enrolled in November 2015. The Company’s CTA submission to Health Canada was subsequently also accepted. Based on allometric scaling, an initial dose level of EPI-506 of 80 mg was determined. However, following the enrollment of the initial cohorts, it became apparent that EPI-506 exposure was much lower in humans than projected. EPI-506 dosing was escalated aggressively to allow patients in the clinical study greater exposure to the drug. The highest dose patients ultimately received was 3600 mg of EPI-506, administered in a single dose or split into two doses daily. The initial data from the Phase I clinical trial was presented at the European Society of Medical Oncology meeting in September 2017.

Conducted at five sites in the United States and Canada, the open-label, single-arm, dose-escalation study evaluated the safety, pharmacokinetics, maximum-tolerated dose and anti-tumor activity of EPI-506 in men with end-stage mCRPC who had progressed after prior enzalutamide and/or abiraterone treatment and who may have received one prior line of chemotherapy. Twenty-eight patients were available for analysis, with each patient having received four or more prior therapies for prostate cancer at the time of study entry. Patients self-administered oral doses of EPI-506 ranging from 80 mg to 3600 mg, with a mean drug exposure of 85 days (range of eight to 535 days). Four patients underwent prolonged treatment (with a median of 318 days; and a range of 219 to 535 days at data cut-off), following intra-patient dose escalation. PSA declines, an indication of efficacy, ranging from 4% to 37% were observed in five patients, which occurred predominantly in the higher dose cohorts (≥1280 mg).

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

Although the safety profile and possible signs of anti-tumor activity at higher-dose levels support the concept that inhibiting the AR-NTD may provide a clinical benefit to mCRPC patients, the pharmacokinetic and metabolic studies revealed that the challenges encountered in achieving exposures similar to those associated with anti-tumor activity in the animal models were due to the greatly increased metabolism of EPI-506 in patients as compared to rodents. In light of these discoveries, ESSA concluded that prioritizing the development of one of its Aniten next-generation NTD inhibitors that, in the Company’s discovery program, had demonstrated greater potency, reduced metabolism and other enhanced pharmaceutical properties offered a more compelling regulatory and commercial pathway forward. As a result, the Company announced on September 11, 2017 its decision to discontinue the further clinical development of EPI-506 and to implement a corporate restructuring plan to focus research and development resources on its next-generation Anitens targeting the AR-NTD. The restructuring included a decrease in headcount and a reduction of operational expenditures related to the clinical program.

ESSA’s next-generation Aniten compounds represent multiple chemical scaffold changes to the first-generation drugs and appear to retain the specific binding and NTD inhibition of the AR. However, they have demonstrated an ability to advance upon a number of attributes of the first-generation compound, EPI-506. In in vitro assays measuring inhibition of AR transcriptional activity, these drugs demonstrate greater than 20 times higher potency than EPI-506 or its active metabolite, EPI-002. In addition, the compounds demonstrate resistance to metabolism in preclinical studies, suggesting likely longer half-lives in humans. Lastly, the compounds demonstrate significantly superior pharmaceutical properties relative to EPI-506. They represent potential advancements in ease and cost of large-scale manufacture, drug product stability and suitability for commercialization globally. From this series of next-generation compounds, EPI-7386 was selected as the IND candidate and preparations for IND filing are currently underway.

Preclinical Studies

The Company is focused on the advancement of EPI-7386, a next-generation Aniten NTD inhibitor.

This next-generation compound was discovered through significant chemical structure-based activity efforts. In an in vitro AR-based gene transcription assay, EPI-7386 exhibits greater than 20 times higher potency than EPI-002. The ability of EPI-7386 to reduce tumor growth was confirmed in a human prostate cancer xenograft model. In this preclinical study, the next-generation compound reduced tumor growth compared to the control using low daily doses of the drug. This next-generation compound also inhibited in vitro cellular proliferation of an enzalutamide-resistant cell line.

In addition to higher potency, EPI-7386 and other next-generation compounds are designed to reduce the metabolism of these agents following oral dosing compared to EPI-002. Excessive metabolism of a drug candidate may reduce the effective exposure levels of a drug and necessitate frequent and excessive dose administration. Specific modifications in the chemical structure were made in an attempt to block the known sites of metabolism of EPI-002. A series of in vitro studies examining drug metabolism were conducted with EPI-7386 and other next-generation compounds. Results indicated that several of these compounds, including EPI-7386, may be metabolized more slowly than EPI-002 in humans. The Company has conducted animal pharmacokinetic studies which verify the initial in vitro metabolism results and predict a drug half-life in patients over 24 hours.

Importantly, the next-generation compounds exhibiting less in vitro metabolism were tested against off-target screening. Significant off-target binding of drug candidates could lead to unanticipated off-target toxicity. Broad characterization of EPI-7386 and other Anitens has demonstrated minimal non-specific binding properties in this screening, indicating a favorable selectivity profile for further development. Following the preclinical characterization of the most promising of these next-generation compounds, the Company selected EPI-7386 as its IND candidate and IND-preparation toxicology studies are being conducted.

Future Clinical Development Program

Phase I/II Clinical Trial Design for treating CRPC patients

The Company has recently selected EPI-7386 as its IND candidate and IND-preparatory studies are underway. If the Company successfully attains approval of any IND or CTA, the Company will conduct a Phase I clinical trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics, and efficacy of the compound in CRPC patients. In a Phase I study, it is expected the clinical trial will evaluate the safety, tolerability, pharmacokinetics, and maximum-tolerated dose of the compound, in multiple-dose escalations. Learnings from the Phase I clinical trial of EPI-506 will be incorporated into the design and conduct of the Phase I and future trials. The Company plans to include, for example, extensive biological characterization of the patients entered into the trial. If the Phase I portion of the clinical trial is successful, the Phase II portion (dose expansion) of the clinical trial will evaluate activity in a target group of biologically-characterized mCRPC patients and it is the Company’s intent to conduct early studies of EPI-7386 in combination with anti-androgens.

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

Phase III Clinical Trial

In order to ultimately obtain full regulatory approval, the Company expects that at least one Phase III clinical trial will be required, most likely in patients similar to the population of mCRPC patients who will have been enrolled in the planned Phase I/II clinical trial. However, the results of the Phase I/II clinical trial may also suggest modification of the initial patient population based on anti-tumor response and biomarker assessment. In a Phase III clinical trial, the key end-point is expected to be progression-free survival or overall survival relative to patients receiving the standard-of-care. It is expected that such a Phase III clinical trial would be conducted at numerous sites around the world.

Competition

The competition in the prostate cancer market is very high, with several pharmaceutical therapies already approved and many new molecules being tested for their effect in this patient population. In addition, generic forms of Zytiga (abiraterone acetate) are now approved and commercially available in the U.S.

Currently approved therapies include:

GENERIC/PROGRAM NAME	BRAND NAME	COMPANY NAME(S)	STAGE
Enzalutamide	Xtandi	Astellas and Pfizer	Marketed
Abiraterone acetate	Zytiga	Johnson & Johnson	Marketed
Sipuleucel-T	Provenge	Valeant	Marketed
Docetaxel	n/a	Sanofi and various	Marketed
Cabazitaxel	Jevtana	Sanofi	Marketed
Radium-233	Xofigo	Bayer	Marketed
Apalutamide (ARN-509)	Erlead	Johnson & Johnson	Marketed
Darolutamide	Nubega	Bayer	Marketed
Pembrolizumab	Keytruda	Merck	Marketed
Olaparib	Lynparza	AstraZeneca	Pending FDA approval

In this market, ESSA believes that its competitive position is strong because its product candidate, if successful, will focus mechanistically on a unique, differentiated approach to prostate cancer that has been shown to make the biggest difference to the survival of recurrent prostate cancer patients: blocking AR activation. Since EPI compounds have been shown to directly block the AR-NTD, they have the potential to overcome the AR-dependent resistance pathways (discussed above) that may develop as a result of treatment with current hormone-related therapies that target the AR LBD. If successful, ESSA believes this could represent a significant step forward in the treatment of prostate cancer. To ESSA’s knowledge, no other antagonist to the AR-NTD is currently undergoing clinical trials for prostate cancer or any other indication. Other approaches to interfering with AR signaling include strategies to degrade the AR (Arvinas).

Patents and Proprietary Rights

License Agreement with UBC and the BCCA

ESSA has in-licensed intellectual property embodied in issued patents, pending patents applications and know-how relating to compounds that modulate AR activity created through research work done at the BCCA and UBC (together, the “Licensors”) under the direction of Drs. Raymond Andersen and Marianne Sadar, respectively. ESSA refers to these intellectual property rights as the “Licensed IP”.

Pursuant to an agreement among ESSA and the Licensors dated as of December 22, 2010 and amended on February 10, 2011 and on May 27, 2014 (the “License Agreement”), ESSA has been granted a worldwide, exclusive license to develop and commercialize products based on the Licensed IP. ESSA paid a minimum annual royalty of C$40,000 in the 2014 calendar year, increasing to C$65,000 in each of 2015 and 2016 and C$85,000 in 2017, 2018, and 2019 and must continue to pay a minimum of C$85,000 for each year thereafter. For a First Compound entering clinical development, an additional C$50,000 and C$900,000 must be paid upon enrollment of a patient in a Phase II and Phase III clinical trial, respectively.

The Licensors may terminate the License Agreement upon ESSA’s insolvency, or the License Agreement may be terminated by either party for certain material breaches by the other party. ESSA has already spent more than C$5,000,000 in connection with the commercialization of products relating directly to the Licensed IP, as required under the License Agreement. ESSA is required to allocate reasonable time to the development and commercialization of the Licensed IP and to use reasonable efforts to promote, market and sell products covered by the Licensed IP. The terms of the License Agreement required ESSA to issue to the Licensors, in lieu of payment of an initial license fee, 1,000,034 pre-Consolidation Common Shares. If ESSA develops products covered by the Licensed IP in the future, it will be required to pay certain development and regulatory milestone payments up to an aggregate of C$2.4 million for the first drug product developed under the license and up to an aggregate of C$510,000 for each subsequent product. ESSA must also pay the Licensors low single-digit royalties based on aggregate worldwide net sales of products covered by the Licensed IP and a percentage of sublicensing revenue in the low teens. ESSA is also required to reimburse costs incurred by the Licensors related to the prosecution and maintenance of patents embodying the Licensed IP. The License Agreement will expire on the later of 20 years after the date of the License Agreement or the expiry of the last issued patent included in the Licensed IP.

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

Patent Applications

ESSA has licensed certain patent rights, with respect to some of its compounds that modulate AR activity, from the Licensors, jointly. ESSA has the right to acquire ownership of the licensed patents and patent applications upon specified payment to the Licensors, and providing that payments required under the License Agreement continue to be made.

ESSA currently has 16 pending and maintained patent families which cover multiple EPI- and Aniten structural classes of compounds with different structural motifs/analogues, that provide a strong and defensive intellectual property portfolio.

Regulatory Environment

The production and manufacture of ESSA’s product candidate and potential future product candidates and its R&D activities are subject to regulation for safety, efficacy, quality and ethics by various governmental authorities around the world. In the United States, drugs and biological products are subject to regulation by the FDA. In Canada, these activities are regulated by the Food and Drugs Act and the rules and regulations thereunder, which are enforced by the TPD. Drug approval laws require registration of manufacturing facilities, carefully controlled research and testing of product candidates, government review and approval of experimental results prior to giving approval to sell drug products. Regulators also require that rigorous and specific standards such as cGMP, GLP and GCP are followed in the manufacture, testing and clinical development respectively of any drug product. See “Risk Factors” in Item 3.D elsewhere in this Annual Report.

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

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of extensive nonclinical, sometimes referred to as preclinical laboratory tests, and preclinical animal trials in compliance with applicable requirements for the humane use of laboratory animals and formulation studies, including GLPs;

•	submission to the FDA of an IND, which must take effect before human clinical trials may begin;

•	approval by an IRB, representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as GCP regulations and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed drug product for its intended use;

•	preparation and submission to the FDA of a NDA;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies (“REMS”) and post-approval studies required by the FDA.

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

An NDS costs roughly $350,000 per submission and will also be subject to Drug Establishment Licensing fees, which currently exceed $20,000 per established facility.

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

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, significant changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

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

C.	Organizational Structure

The Company has the following wholly owned subsidiaries:

•	ESSA Pharmaceuticals Corp. (“ESSA Texas”), existing under the laws of the State of Texas. The head office of ESSA Texas is located at Suite 1300, 700 Milam Street, Houston, Texas, USA 77002; and

•	Realm Therapeutics plc. (“Realm”), existing under the laws of England and Wales, and its wholly owned subsidiary Realm Therapeutics Inc., existing under the laws under the State of Delaware. The Company is in the process of liquidating Realm, which was acquired on July 31, 2019 in the Realm Acquisition, and its subsidiary.

D.	Property, Plants and Equipment

ESSA’s operating plan does not include building infrastructure in the form of an in-house laboratory, capital equipment, headcount, or administrative burden.

ESSA operates from its head office located in Vancouver, Canada and offices in Houston, Texas and South San Francisco, California. ESSA does not own any real property. The following table outlines significant properties that ESSA currently leases:

LOCATION	AREA (IN SQUARE FEET)	LEASE EXPIRATION DATE	USE
Vancouver, Canada	360	Monthly	Office Space
Houston, United States	150	Monthly	Office Space
South San Francisco, United States	3,021	March 31, 2021	Office Space

The Canadian office space costs C$3,850 per month and is rented on a month to month basis. The Houston office space costs $1,629 per month and is rented on a month to month basis. The South San Francisco office space costs $10,069 per month. ESSA believes that its current facilities are adequate to meet its ongoing needs and that, if ESSA requires additional space, it will be able to obtain additional facilities on commercially reasonable terms.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis of the financial condition and results of operations of ESSA should be read in conjunction with the audited financial statements as at and for the fiscal years ended September 30, 2019, 2018, and 2017, together with the notes thereto. The financial information contained in this Annual Report is derived from the financial statements, which were prepared in accordance with IFRS.

Overview

ESSA is a pharmaceutical company currently in preclinical stage, focused on developing novel and proprietary therapies for the treatment of prostate cancer in patients whose disease is progressing despite treatment with current standard of care therapies, including second-generation anti-androgen drugs such as abiraterone, enzalutamide, apalutamide, and darolutamide. The Company believes its Aniten series of compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from anti-hormone-based therapies. Specifically, the Aniten compounds act by disrupting the AR signaling pathway, the primary pathway that drives prostate cancer growth, by preventing AR activation through selective binding to the Tau-5 region of the NTD of the AR. In this respect, ESSA’s Aniten compounds differ greatly from classical non-steroid anti-androgens, since they interfere either with androgen synthesis, or with the binding of androgens to the LBD, which is located at the opposite end of the receptor (i.e. “lutamides”) or to androgen synthesis (i.e. abiraterone). A functional NTD is essential for activation of the AR; blocking the NTD inhibits AR-driven transcription. We believe such transcription inhibition mechanism of the Aniten class of agents is unique, and has the advantage of bypassing identified mechanisms of resistance to the anti-androgens currently used in the treatment of CRPC. In preclinical studies, blocking the NTD has demonstrated the capability to prevent AR-driven gene expression. A Phase I clinical trial of ESSA’s first-generation agent EPI-506, demonstrated PSA declines, a sign of inhibition of AR-driven biology, at the higher dose levels administered to patients with mCRPC refractory to current standard of care therapies.

According to the American Cancer Society, prostate cancer is the second most frequently diagnosed cancer among men in the United States, behind skin cancer. Using a dynamic progression model, Scher et al have projected a 2020 incidence of 546,955 and prevalence of 3,072,480 for prostate cancer in the United States5. Approximately one-third of all prostate cancer patients who have been treated for local disease will subsequently have rising serum levels of PSA, which is an indication of recurrent or advanced disease. Patients with advanced disease often undergo androgen ablation therapy using analogues of LHRH or surgical castration. Most advanced prostate cancer patients initially respond to androgen ablation therapy, however, many experience a recurrence in tumor growth despite the reduction of testosterone to castrate levels, and at that point are considered to be suffering from CRPC. Following diagnosis of CRPC, patients have been generally treated with anti-androgens that block the binding of androgens (darolutamide, enzalutamide, apalutamide or bicalutamide) to the AR, or inhibit synthesis of androgens (abiraterone). More recently, significant improvements in progression-free survival have been achieved by utilizing this latest generation of anti-androgens in combination with ADT in newly diagnosed metastatic prostate cancer.

ESSA has never been profitable and has incurred net losses since inception. ESSA's net losses were $10,441,865, $11,629,440, and $4,499,012 for the years ended September 30, 2019, 2018, and 2017, respectively. ESSA expects to incur losses for the foreseeable future, and it expects these losses to increase as it continues the development of, and seek regulatory approvals for, its product candidate. Because of the numerous risks and uncertainties associated with product development, ESSA is unable to predict the timing or amount of increased expenses or when, or if, it will be able to achieve or maintain profitability.

Results of Operations

The following table sets forth ESSA's consolidated statements of financial position and consolidated statements of loss and comprehensive loss as at and for the fiscal years ended September 30, 2019, 2018, and 2017:

5 Scher HI, Solo K, Valant J, Todd MB, Mehra M (2015) Prevalence of Prostate Cancer Clinical States and Mortality in the United States: Estimates Using a Dynamic Progression Model. PLoS ONE 10(10): e0139440. doi:10.1371/journal.pone.0139440

(US$) Income Statement Data	Year Ended September 30, 2019	Year Ended September 30, 2018	Year Ended September 30, 2017
Revenue	—	—	—
Other Income	2,368,519	111,554	7,269,249
Total operating expenses	(12,772,464)	(11,713,965)	(11,651,870)
Research and development, net of recoveries	6,696,234	4,873,335	5,726,366
Financing costs	602,744	911,959	784,583
General and administration, net of recoveries	5,473,486	5,928,671	5,140,921
Loss before income taxes	(10,403,945)	(11,602,411)	(4,382,621)
Net loss, net of income tax	(10,441,865)	(11,629,440)	(4,499,012)
Balance Sheet Data
Cash	53,322,723	14,829,144	3,957,185
Other current assets	976,285	767,503	1,101,578
Deposits	274,085	201,399	—
Deferred financing costs	—	—	211,073
Equipment	—	—	99,882
Intangible assets	200,731	219,028	237,326
Total assets	54,773,824	16,017,074	5,607,044
Accounts payable and accrued liabilities	1,565,789	523,669	1,641,103
Income tax payable	300,000	4,722	109,521
Long-term debt	3,708,955	6,316,963	7,959,680
Derivative liability	18,179	19,648	170,743
Shareholders’ equity (deficiency)	49,180,901	9,152,072	(4,274,003)
Total liabilities and shareholders’ equity (deficiency)	54,773,824	16,017,074	5,607,044

Results of Operations for the Fiscal Years Ended September 30, 2019 and 2018

There was no revenue in any of the fiscal years as reported. The Company incurred a comprehensive loss of $10,441,865 for the year ended September 30, 2019 compared to a comprehensive loss of $11,629,440 for the year ended September 30, 2018. Variations in ESSA’s expenses and net loss for the periods resulted primarily from the following factors:

Research and Development Expenditures

R&D expense included the following major expenses by nature:

	Year ended September 30, 2019	Year ended September 30, 2018
Clinical	$80,021	$1,177,179
Consulting	301,817	624,879
Legal patents and license fees	781,133	561,099
Manufacturing	946,705	219,526
Other	111,750	40,845
Pharmacology	—	372,509
Preclinical	2,789,753	446,748
Research grants and administration	254,970	385,085
Royalties	65,405	66,929
Salaries and benefits	1,012,344	845,428
Share-based payments	304,786	324,528
Travel	47,550	37,781
CPRIT Grant claimed on eligible expenses	—	(229,201)
Total	$6,696,234	$4,873,335

The overall R&D expense for the year ended September 30, 2019 was $6,696,234 compared to $4,873,335 for the year ended September 30, 2018, net of R&D recoveries of $nil for the year ended September 30, 2019 and $229,201 for the year ended September 30, 2018. The gross expense for 2019 of $6,696,234 was higher as compared to $5,102,536 in 2018 before recognition of qualifying CPRIT Grant funds of $nil (2018 - $229,201). R&D expense in 2019 and 2018 was incurred primarily in preclinical research and IND-enabling work on the Company’s next-generation Aniten compounds; the increase in 2019 reflects higher external costs, compared to preclinical work in 2018 which was primarily incurred internally and under the collaborative research agreements with the BCCA and UBC – see the discussion of research grants and administration costs below. Clinical costs of $80,021 (2018 - $1,177,179) relate to clinical consulting work in preparation for the expected IND filing and Phase I clinical trial of EPI-7386, compared to 2018 costs incurred in relation to the winddown and completion costs of the EPI-506 Phase I/II clinical trial, which was terminated in September 2017. Preclinical costs of $2,789,753 (2018 - $446,748) and manufacturing costs of $946,705 (2018 - $219,526) for the year ended September 30, 2019 were incurred in the development of the Company’s next-generation Aniten compounds, including cGMP manufacturing of EPI-7386. Legal patents and license fees have increased to $781,133 (2018 - $561,099) compared to the comparative period in 2018 due to the Company’s patent applications on its next-generation compounds. Research grants and administration costs were $254,970 (2018 - $385,085) and relate to amounts payable pursuant to collaborative research agreements with the BCCA and UBC; amounts incurred vary in relation to timing of milestone payments pursuant to such agreements. Consulting costs decreased to $301,817 for the year ended September 30, 2019 (2018 - $624,879) relating to fewer professionals engaged in Texas to conduct specific R&D services for the Company. Consulting costs also include regular consulting fees paid to the Drs. Marianne Sadar and Raymond Andersen. Salaries and benefits, related to preclinical and clinical staff, have increased to $1,012,344 (2018 - $845,428) as a result of increased preclinical and clinical staff involved in the development of the Company’s next-generation Aniten compounds, including the appointment of the Company’s Chief Medical Officer in July 2019.

Share-based payments expense of $304,786 (2018 - $324,528) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments as measured by the Black-Scholes pricing model.

General and Administration Expenditures

General and administrative expenses include the following major expenses by nature:

	Year ended September 30, 2019	Year ended September 30, 2018
Amortization	$18,297	$34,488
Consulting and subcontractor fees	142,780	96,986
Director fees	252,000	196,472
Insurance	471,852	449,972
Investor relations	319,373	235,416
Office, insurance, IT and communications	155,208	216,714
Professional fees	675,412	860,435
Regulatory fees and transfer agent	91,764	150,913
Rent	192,479	415,744
Salaries and benefits	2,072,746	2,010,613
Share-based payments	841,921	1,076,886
Travel and entertainment	239,654	184,032
Total	$5,473,486	$5,928,671

General and administration expenses decreased to $5,473,486 for the year ended September 30, 2019 from $5,928,671 in the year ended September 30, 2018. Professional fees of $675,412 (2018 - $860,435) were incurred for legal and accounting services in conjunction with corporate activities and decreased compared to activities in 2018, which included the voluntary down-listing from the TSX to the TSX-V, the Consolidation, and the filing of base shelf prospectuses. Salaries and benefits expense of $2,072,746 (2018 - $2,010,613) related to an increase in administrative staff and senior management costs.

Share-Based Payments

Share-based payments expense of $841,921 (2018 - $1,076,886) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments, net of expiries and forfeitures, and allocated to research and development, general and administration and financing expenditures relative to the activity of the underlying optionee.

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

The overall R&D expense for the year ended September 30, 2018 was $4,873,335 compared to $5,726,366 for the year ended September 30, 2017, net of R&D recoveries of $229,201 for the year ended September 30, 2018 and $5,192,799 for the year ended September 30, 2017. The gross expense for 2018 of $5,102,536 was lower as compared to $10,919,165 in 2017 before recognition of qualifying CPRIT Grant funds of $229,201 (2017 - $5,192,799). R&D expense in 2018 was incurred primarily in preclinical research on the Company’s next-generation Aniten compounds, while R&D expense in 2017 reflects the costs related to the EPI-506 Phase I/II clinical trial, which commenced in November 2015 and terminated in September 2017, and associated chemistry, manufacturing and controls (“CMC”) costs. Manufacturing costs of $219,526 (2017 - $3,571,106) have decreased compared to the comparative period in 2017 as the Company concluded the EPI-506 Phase I/II clinical trial in September 2017. Preclinical costs of $446,748 (2017 - $nil) and pharmacology costs of $372,509 (2017 - $407,373) were incurred in the development of the Company’s next-generation Aniten compounds, while in the comparative period in 2017 costs were incurred on studies related to the characteristics of EPI-506. Clinical costs of $1,177,179 (2017 - $2,623,636) related to the winding up of the EPI-506 Phase I/II clinical trial which was concluded in September 2017. Legal patent and license fees decreased to $561,099 for the year ended September 30, 2018 (2017 - $834,295) as the Company streamlined its patent portfolio, including the abandonment of the family of patents related to the Company’s first-generation EPI-series drugs. Research grants and administration costs were $385,085 (2017 - $38,534 recovery) and relate to amounts payable pursuant to collaborative research agreements with the BCCA and UBC. In the comparative period in 2017, the Company incurred total costs of $392,704, and also negotiated a new collaborative research agreements, which superseded the previous agreements and resulted in the write off of $431,238, which had been overaccrued under the previous agreements while the new agreements were in negotiation. Consulting costs decreased to $624,879 for the year ended September 30, 2018 (2017 - $935,151) relating to fewer professionals engaged in Texas to conduct specific R&D services for the Company. Consulting costs also include regular payments made to the Company’s Chief Scientific Officer and Chief Technical Officer. Salaries and benefits of $845,428 for the year ended September 30, 2018 (2017 - $2,213,655) related to a reduced number of preclinical and clinical staff on payroll during the period as a result of the corporate restructuring in September 2017.

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

General and administration expenses increased to $5,928,671 for the year ended September 30, 2018 from $5,140,921 in the year ended September 30, 2017. Professional fees of $860,435 (2017 - $612,865) were incurred for legal and accounting services in conjunction with corporate activities including the voluntary down-listing from the TSX to the TSX-V, the January 2018 Financing, the annual general meeting held in March 2018, the Consolidation, and the base shelf prospectuses. Salaries and benefits expense of $2,010,613 (2017 - $1,863,634) related to an increase in administrative staff and senior management costs.

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

For the Quarters Ended

	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Research and development expense	$2,004,750	$1,951,084	$1,454,077	$1,286,323
General and administration	1,251,000	1,213,166	1,762,212	1,247,108
Comprehensive income (loss)	(999,527)	(3,301,784)	(3,429,787)	(2,710,767)
Basic and diluted earnings (loss) per share	(0.07)	(0.52)	(0.54)	(0.43)
Total assets	54,773,824	7,072,204	9,612,421	13,214,847
Long-term liabilities	18,179	1,413,047	2,215,701	2,824,827

	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Research and development expense	$926,839	$987,792	$1,989,107	$969,597
General and administration	1,211,159	1,579,420	2,179,717	958,375
Comprehensive income (loss)	(2,276,430)	(2,880,113)	(4,382,956)	(2,089,941)
Basic and diluted earnings (loss) per share	(0.39)	(0.50)	(0.83)	(1.44)
Total assets	16,017,074	18,512,377	22,334,083	3,433,234
Long-term liabilities	3,520,664	4,134,529	4,797,841	5,421,942

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

In the quarter ended September 30, 2019, the Company completed the Realm Acquisition, acquiring net assets of $20,247,296, incurring professional fees of $1,925,145 and recognizing a gain on acquisition of $2,332,954. The Company also completed the August 2019 Financing for gross proceeds of approximately $36,000,000, resulting in an increase in assets.

In the quarter ended September 30, 2018, the Company recorded the partial receipt of the third and final tranche of the CPRIT Grant of $229,201, which was recognized as recoveries of R&D expenditures. The CPRIT Grant is detailed in the accompanying consolidated financial statements.

In the quarter ended March 31, 2018, the Company completed the January 2018 Financing for gross proceeds of approximately $26,040,000 resulting in an increase in assets.

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

Income tax

The determination of income tax is inherently complex and requires making certain estimates and assumptions about future events. Changes in facts and circumstances as a result of income tax audits, reassessments, changes to corporate structure and associated domiciling, jurisprudence and any new legislation may result in an increase or decrease the provision for income taxes. The value of deferred tax assets is evaluated based on the probability of realization; the Company has assessed that it is improbable that such assets will be realized and has accordingly not recognized a value for deferred taxes.

Functional Currency

The functional currency of the Company and its subsidiaries is the currency of their respective primary economic environment, and the Company reconsiders the functional currency if there is a change in events and conditions, which determined the primary economic environment. The functional currencies of the Company’s entities have been judged as detailed in Note 2 of the consolidated financial statements.

Acquisition of Realm

The acquisition of Realm required management to make a judgment as to whether Realm constituted a business combination or an asset acquisition under the definitions of IFRS 3. The assessment required management to assess the inputs, processes and ability of Realm to produce outputs at the time of acquisition. Pursuant to the assessment, Realm was considered an asset acquisition (Note 4 of the consolidated financial statements).

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company has applied estimates with respect to the valuation of pre-funded warrants issued for cash. Pre-funded warrants are valued at an amount equal to the cash proceeds received.

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

ESSA is a preclinical stage company and does not currently generate revenue. In October 2019, the Company paid off the SVB Term Loan in full, totaling $3,652,471, comprising $2,953,968 in principal, $10,503 in accrued interest, and the final payment of $688,000. In August 2019, the Company completed the August 2019 Financing of 6,080,596 Common Shares and 11,919,404 pre-funded warrants at a price of US$2.00 for gross proceeds of US$36,000,000. In July 2019, the Company completed the Realm Acquisition, issuing 6,718,150 Common Shares for net assets of $20,247,296, including $22,244,248 in cash. In January 2018, the Company completed the January 2018 Financing of 4,321,000 Common Shares and 2,189,000 pre-funded warrants of the Company issued on January 9 and 16, 2018 at a price of US$4.00 per Common Share and pre-funded warrant for gross proceeds of US$26,040,000. In March 2016, the Company completed the March 2016 Financing for gross proceeds of approximately $5,000,000. In January 2016, the Company completed the January 2016 Financing for gross proceeds of approximately $15,000,000. On November 18, 2016, the Company completed a debt financing of up to $10,000,000, of which $8,000,000 has been advanced pursuant to the SVB Term Loan (discussed further under “Item 4.A.2. Summary Corporate History”).

Operational activities during the year ended September 30, 2019, were financed mainly by proceeds from the equity financings completed in January 2018 and August 2019, the SVB Term Loan and the Realm Acquisition. At September 30, 2019, ESSA had available cash reserves of $53,322,723 and $360,800 in accounts receivable related to the CPRIT Grant and refundable GST input tax credits, to settle current liabilities of $5,292,923. This compares to cash of $14,829,144 and $297,349 in accounts receivable related to refundable GST input tax credits at September 30, 2018, to settle current liabilities of $3,344,338.

As of September 30, 2019, ESSA had cash on hand of $53,322,723, up from $14,829,144 at September 30, 2018. The increase of $38,493,579 was facilitated by financing cash flows of $50,810,826 (2018 - $21,310,498), offset by operating cash outflows of $12,249,935 (2018 - $10,218,046) and investing cash inflows of $201,399 (2018 - $201,399 outflows). Management continues to seek sources of additional financing which would assure continuation of the Company’s operations and research programs. However, there is no certainty that such financing will be provided or provided on favorable terms. The Company believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.

Cash Flows from Operating Activities

For the year ended September 30, 2019, cash used in operating activities of $12,249,935 was attributable to a net loss of $10,441,865, net non-cash charges of $550,218, and net change of $1,257,852 in ESSA's net operating assets and liabilities. The non-cash charges consisted primarily of a gain of $2,332,954 on the Realm Acquisition, offset by a $1,146,707 charge in share-based payments and finance expense of $602,744 attributable to the accretion of the SVB Term Loan obtained in November 2016. The change in operating assets and liabilities was primarily attributable to a $1,314,049 net decrease in accounts payable and accrued liabilities, offset by a $295,278 net increase in income tax payable and a $179,416 net increase in prepaid expenses due primarily to increased insurance premiums paid in the period.

For the year ended September 30, 2018, cash used in operating activities of $10,218,046 was attributable to a net loss of $11,629,440, net non-cash credits of $2,070,951, and net change of $659,557 in ESSA's net operating assets and liabilities. The non-cash credits consisted primarily of a $1,401,414 charge in share-based payments and finance expense of $911,959 attributable to the accretion of the SVB Term Loan obtained in November 2016, offset by the remaining third CPRIT tranche of $229,201 which was recorded as a recovery against research and development expenses for the period. The change in operating assets and liabilities was primarily attributable to a $1,120,833 net decrease in accounts payable and accrued liabilities due to a decrease in overall activity, including research and development costs associated with ESSA’s EPI-506 clinical trial, which concluded in September 2017, offset by a $601,949 net decrease in prepaid expenses due primarily to a draw-down of clinical trial deposits in the period.

Cash Flows from Investing Activities

For the year ended September 30, 2019, cash used in investing activities was $45,507 (2018 - $201,399), including $246,906 paid on the termination of the Realm sublease, offset by $201,399 in relation to the refund of a deposit paid on an office lease in the prior year.

Cash Flows from Financing Activities

For the year ended September 30, 2019, cash provided by financing activities was $50,810,826, consisting primarily of $22,244,248 in cash acquired from the Realm Acquisition, $36,000,000 in proceeds received from August 2019 Financing, offset by $1,860,341 in Realm Acquisition transaction costs, $2,362,239 in share issuance costs and $2,808,823 and $401,929 in principal and interest paid, respectively, on the SVB Term Loan.

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

Research and Development

Subsequent to ESSA’s nomination of EPI-7386 as its next-generation drug candidate in March 2019, it is currently expected that the filing of an IND expected to occur in the first calendar quarter of 2020. See “Programs and Potential Products” in Item 4 of this Annual Report for further details of each stage of development.

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

In 2019, the Company nominated EPI-7386 as its next-generation clinical candidate and expects to file an IND in the first calendar quarter of 2020.

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

F.	Tabular Disclosure of Contractual Obligations

As of September 30, 2019, and in the normal course of business, ESSA has the following obligations to make future payments, representing contracts and other commitments that are known and committed.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Minimum Annual Royalty per License Agreement with UBC and BCCA (in C$)(1)(2)(3)	$1,020,000	$85,000	$170,000	$170,000	$595,000
SVB Term Loan	4,045,500	4,045,500	—	—	—
Lease on U.S. office space	190,053	119,383	70,670	—	—
Total (in US$)	$4,999,827	$4,228,573	$198,049	$127,379	$445,826

(1)	ESSA has the worldwide, exclusive right to develop products based on the Licensed IP pursuant to the License Agreement.

(2)	As consideration for the License Agreement with UBC and the BCCA, there are certain cumulative milestone payments totaling C$2,400,000 for the first compound, to be paid in stages at the start of Phase II and Phase III clinical trials, at application for marketing approval, and with further milestone payments on the second and additional compounds. These milestone payments are not represented in the tabular disclosure above due to the uncertain timing of the triggering events and associated payments.

(3)	ESSA's agreements pertaining to the License Agreement with UBC and the BCCA, and the collaborative research agreement with the BCCA are valued in Canadian dollars. For the purposes of the calculations above, ESSA has converted the values to Canadian dollars based on the daily average rate on December 18, 2019, as reported by the Bank of Canada, being C$1.00=US$0.7623.

G.	Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

▪  Director (March 2014 – Present), Immune Design Corp.;

▪  Director (October 2010 – Present), Five Prime Therapeutics, Inc.;

▪  Director (May 2010 – Present), Bellus Health, Inc.;

▪  Director (July 2004 – May 2014), Seattle Genetics, Inc.

Dr. Ari Brettman Massachusetts, USA

▪  Clinical Research Fellow (June 2009 – September 2014), Massachusetts General Hospital;

▪  Associate, Principal (September 2014 – November 2018), Clarus Ventures LLC;

▪  Principal (December 2018 – Present), Blackstone Life Sciences

Dr. Alessandra Cesano California, USA

▪  Chief Medical Officer (July 2019 – Present), ESSA Pharma Inc.;

▪  Chief Medical Officer (July 2015 – July 2019), Nanostring Technologies, Inc.;

▪  Chief Medical Officer (May 2014 – June 2015), Cleave Biosciences.;

▪  Chief Operations Officer (March 2008 – March 2014), Nodality, Inc.

Richard M. Glickman(2) British Columbia, Canada

▪  Chairman of the Board (October 2010 – Present), ESSA Pharma Inc.;

▪  Chief Executive Officer and Chairman of the Board (February 2014 – April 2019), Executive Chairman (September 2013 – February 2014), Acting Interim Chief Executive Officer and Chairman of the Board (October 2012 – November 2013), Aurinia Pharmaceuticals Inc.;

▪  Director (July 2018 – Present), Correvio Pharma Corp. (formerly Cardiome Pharma Corp.);

▪  Chairman of the Board (October 2010 – Present), enGene Inc.;

▪  Venture Partner (March 2016 – Present), Lumira Ventures

Alex Martin Pennsylvania, USA

▪  Chief Executive Officer (August 2019 – Present), Palladio BioSciences, Inc.;

▪  Chief Executive Officer (June 2015 – August 2019), Realm Therapeutics plc;

▪  President, Business Development (July 2011 – May 2015), Vice President, Business Development (November 2011 – June 2011), Unigene Laboratories.

David Parkinson California, USA

▪  President and Chief Executive Officer (January 2016 – Present), Director (June 2015 – January 2016), ESSA Pharma Inc.;

▪  Director (June 2017 – Present), CTI BioPharma Corp.;

▪  Director (May 2015 – Present), Tocagen Inc.;

▪  Director (May 2015 – Present), 3SBio Inc.;

▪  Chairman, Board of Directors (2016 – Present), Refuge Biotechnologies Inc.;

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

▪  Director and Interim Chief Executive Officer (April 2012 – 2014), Zyngenia Inc.;

▪  President and CEO, Nodality (2007 – 2012)

Scott Requadt(2) Massachusetts, USA

▪  Director, ESSA Pharma Inc. (January 14, 2016 – Present);

▪  Chief Executive Officer (November 2018 – Present), Talaris Therapeutics, Inc.;

▪  Director (May 2016 – March 2019), VBI Vaccines (formerly SciVac Therapeutics);

▪  Director (June 2016 – December 2018), AVROBIO, Inc.;

▪  Managing Director (January 2005 – October 2018), Clarus Ventures, LLC.

Gary Sollis(1)(3) British Columbia, Canada	▪ Director (April 26, 2012 – Present), ESSA Pharma Inc.; and ▪ Partner (May 1, 1995 – Present), Dentons Canada LLP.

Marella Thorell Pennsylvania, USA

▪  Chief Financial Officer (October 2019 – Present), Palladio BioSciences, Inc.;

▪  Director (August 2019 – Present), ESSA Pharma Inc.;

▪  Director, Chief Financial Officer & Chief Operating Officer (March 2013 – August 2019), Realm Therapeutics plc.

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

▪  Associate Director (2004 – 2005) and Manager, Corporate Development (2000 – 2004), Gilead Sciences, Inc.

David Wood British Columbia, Canada

▪  Chief Financial Officer (July 2013 – Present), ESSA Pharma Inc.;
Head of Finance, Secretary & Treasurer (April 2003 – April 2013), Celator Pharmaceuticals Inc.;

▪  Senior Director, International Operations (2000 – 2003), Cubist Pharmaceuticals Inc.;

▪  Director, Finance, Secretary & Treasurer (1996 – 2000), Terragen Discovery Inc.

Sanford Zweifach(1)(2) California, USA

▪  Director (March 2019 – Present), Palladio BioSciences, Inc.;

▪  Director (2016 – Present), IMIDomics SL.;

▪  Director (June 2018 – Present), Compugen, Ltd.;

▪  Director (November 2017 - August 2019), Realm Therapeutics plc;

▪  Chief Executive Officer (November 2015 – November 2019), Nuvelution Pharma Inc.;

▪  Chief Executive Officer (January 2010 – May 2015), Ascendancy Healthcare

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

Dr. Ari Brettman, Director

Dr. Ari Brettman is a Principal in the Blackstone Life Sciences group, having joined Blackstone as part of its acquisition of Clarus in December of 2018. Dr. Brettman joined Clarus in September 2014.

Dr. Brettman is focused on investments across the firm’s portfolio, including startups and partnerships with pharmaceutical companies. Prior to Clarus, Dr. Brettman completed a residency in internal medicine and a fellowship in cardiology at Massachusetts General Hospital. Dr. Brettman was also an NIH-sponsored post-doctoral fellow at the MGH Center for Systems Biology, where he studied the autophagy of lipid droplets and used electronic medical record-based big data analytics at Partners Healthcare to conduct clinical research and improve disease management. Dr. Brettman is a member of the Board of Directors of Praxis Precision Medicines, and Anthos Therapeutics as well as an observer on the Board of Directors of Talaris Therapeutics. He previously served as an observer on the Board of Directors of Entasis Therapeutics and AvroBio Inc.

Dr. Brettman received his M.D. from Duke University and his AB in History and Science from Harvard College. While a medical student, he was a Sarnoff Cardiovascular Research Foundation Fellow at Stanford University, where he studied angiogenesis.

Dr. Alessandra Cesano, Chief Medical Officer

Alessandra Cesano, MD, PhD joined ESSA as Chief Medical Officer in July 2019. Previously, she was the Chief Medical Officer of NanoString Inc. from July 2015 until June 2019 where she focused on the development of translational and diagnostic multi-plexed assays for the characterization and measurement of mechanisms of immune response/resistance. Prior to NanoString, Dr. Cesano was Chief Medical Officer at Cleave Biosciences, Inc. and before that she served as Chief Medical Officer and Chief Operations Officer at Nodality, Inc., where she built and led the Research & Development group, while providing the overall clinical vision for the organization. Between 1998 and 2008, Dr. Cesano held various management positions at Amgen Inc., Biogen Inc. (formerly Biogen Idec) and SmithKline Beecham Pharmaceuticals, where she helped to advance various oncology drugs through late stage development and FDA approvals. Early in her professional career, Dr. Cesano spent 12 years conducting research in tumor immunology, including nine years at the Wistar Institute, an NCI Basic Cancer Center connected with the University of Pennsylvania. She also holds membership in several professional and scientific societies including ASCO, ESMO, ASH, EHA, AACR and the Society of Immunotherapy of Cancer (“SITC”). In the latter she serves as co-chair in the SITC Industry Committee, Associate Editor for the Biomarker section of the Journal for ImmunoTherapy of Cancer, co-chair of the SITC Biomarker Working Group, and as the elected At-Large Director of the SITC for the 2020-2023 term. Over her career, Dr. Cesano has been an author on over 130 publications. Dr. Cesano received an MD summa cum laude, a Board Certification in Oncology and a PhD in Tumor Immunology from the University of Turin.

Richard M. Glickman, Chairman of the Board

Dr. Richard M. Glickman has served as ESSA's Founding Chairman of the Board since October 2010. In this role, Dr. Glickman is responsible for the management of the Board to ensure ESSA has appropriate objectives and an effective strategy, and that ESSA is operating in accordance with a high standard of corporate governance. He currently serves as Chairman of the Board of enGene Inc. and Director of Correvio Pharma Corp. He recently retired as the CEO and Chairman of the Board of directors at Aurinia Pharmaceuticals Inc. He is also a Venture Partner at Lumira Ventures, one of Canada’s most successful healthcare focused venture capital firms. Dr. Glickman was a co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals Inc. (“Aspreva”) which was acquired by Galenica AG for $915 million. Prior to establishing Aspreva, Dr. Glickman was the co-founder and Chief Executive Officer of StressGen Biotechnologies Corporation. Dr. Glickman has served on numerous biotechnology and community boards, including as a member of the federal government’s National Biotechnology Advisory Committee, Director of the Canadian Genetic Disease Network, Chairman of Life Sciences B.C. and a member of the British Columbia Innovation Council. Dr. Glickman is the recipient of numerous awards including the Ernst and Young Entrepreneur of the Year, a recipient of both British Columbia’s and Canada’s Top 40 under 40 award, the BC Lifesciences Leadership Award and the Corporate Leadership Award from the Lupus Foundation of America.

Alex Martin, Director

Mr. Alex Martin is Chief Executive Officer of Palladio BioSciences Inc., a clinical stage biopharmaceutical company developing medicines for orphan diseases of the kidney. He joined the ESSA Board in July 2019 following ESSA’s acquisition of Realm where he had served as Chief Executive Officer since 2015. Mr. Martin brings more than 25 years of experience in senior executive roles in the life science industry, with a focus on business development, operations, and raising capital. In his career he has served as Chief Executive Officer of Affectis Pharmaceuticals, President of moksha8, Chief Operating Officer of Intercept Pharmaceuticals and Chief Finance Officer at Bioxell. He began his career at SmithKline Beecham Pharmaceuticals where he held roles of increasing responsibility in marketing and strategic product development and later joined Novartis as Vice President, Global Business Development & Licensing. He is an active coach and mentor to other senior executives, and is a guest lecturer at Wharton and Columbia Business School on biotech, entrepreneurship, and financing. Mr. Martin holds a BA from Cornell University and an MBA from Harvard.

Dr. David Parkinson, President, Chief Executive Officer and Director

Dr. David Parkinson has served as a director of the Company since June 2015 and has been serving full-time as the Company’s President and Chief Executive Officer since January 2016.  Prior to his joining ESSA, Dr. Parkinson was a venture partner at New Enterprise Associates, Inc. From 2007 until 2012, he served as President and CEO of Nodality, a South San Francisco-based biotechnology company focused on diagnostics development. Prior to 2007, Dr. Parkinson held a series of industry positions, including heading the global clinical oncology development at Novartis, heading the Oncology Therapeutic Area at Amgen and leading Oncology Research and Development, at Biogen Idec. Dr. Parkinson had previously held positions at the National Cancer Institute from 1990 to 1997, serving as Chief of the Investigational Drug Branch, then as Acting Associate Director of the Cancer Therapy Evaluation Program. Dr. Parkinson is a past Chairman of the FDA’s Biologics Advisory Committee, a past member of the FDA Science Board, and recipient of the FDA’s Cody medal. He currently serves as director on the boards of 3S Bio Inc., CTI BioPharma Corp. and Tocagen, Inc., public biopharma companies focused on the discovery and development of anti-cancer drugs. He was a co-founder of Refuge Biotechnologies, Inc. and serves as Chairman of its board of directors. Dr. Parkinson received his medical degree from the University of Toronto, has held academic positions both at Tufts and at the University of Texas MD Anderson Cancer Center, and has authored over 100 peer-reviewed publications.

Scott Requadt, Director

Scott Requadt, JD, MBA, is the CEO of Talaris Therapeutics, Inc. and serves on its the Board of Directors. Mr. Requadt has over 17 years of operating and investment experience in the biopharmaceutical industry. He was previously a Managing Director of Clarus (now Blackstone Life Sciences), where he sourced, led and managed multiple investments for Clarus spanning therapeutics, medtech and diagnostics. He currently serves on the Board of Directors of ESSA Pharma Inc., and previously served on the Boards of Edev S.a.r.l., Avrobio, VBI Vaccines and TyRx, Inc.

Mr. Requadt remains a Venture Partner advisor to Blackstone Life Sciences. Prior to joining Clarus in 2005, he was Director, Business Development of TransForm Pharmaceuticals, Inc until it was acquired by Johnson & Johnson. Prior to TransForm, Mr. Requadt was an M&A attorney at the NYC-based law firm of Davis Polk & Wardwell, where he represented numerous private equity, pharma and technology clients. Before that, he was a law clerk for a senior judge at the Supreme Court of Canada. Mr. Requadt holds a B.Com (Economics & Finance) from McGill University (First Class Honors), a J.D. from University of Toronto and an MBA from Harvard Business School, where he was a Baker Scholar.

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

Marella Thorell, Director

Marella Thorell is Chief Financial Officer of Palladio BioSciences, Inc. Ms. Thorell has more than 25 years of experience in executive financial and operational roles and has successfully led multiple M&A, licensing, and fundraising transactions. Most recently, Ms. Thorell served as CFO/COO and an Executive Director of Realm Therapeutics, which was acquired by ESSA Pharma in July 2019, having previously held a number of other senior positions within Realm. Ms. Thorell was appointed a director of ESSA following the acquisition. Ms. Thorell worked at Campbell Soup Company, in several financial and management roles of increasing responsibility. She was also an executive consultant focusing on financial and human capital projects. She began her career and earned her CPA qualification with Ernst & Young, LLP. Ms. Thorell earned a BS in Business from Lehigh University, magna cum laude.

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

David Wood, Chief Financial Officer

David Wood has been ESSA's Chief Financial Officer since July 2013. He is responsible for managing all of ESSA's financial aspects, including financial reporting, treasury, and matters related to compliance and corporate governance, insurance, and asset management. Mr. Wood has over 35 years of experience in management positions in both large corporations and early stage companies in North America and the U.K. Prior to joining us in 2013, he was Head of Finance and Corporate Development, Secretary and Treasurer at Celator Pharmaceuticals Inc. from 2003 to 2013. Prior to 2003, he was Managing Director of Cubist Pharmaceuticals (UK) Ltd., Senior Director, International Operations of Cubist Pharmaceuticals Inc. and Finance Director at TerraGen Discovery, Inc., Vancouver, B.C. During over 20 years working in the biopharmaceutical industry, he has overseen several merger and acquisition transactions and numerous financings which raised over $200 million. Mr. Wood began his career in the finance and exploration departments at Chevron Corp. He received an M.B.A. from the University of Western Ontario, a B.Sc. Honors in Biology, Queen’s University, and a CPA, CMA accounting designation. Mr. Wood served on the governing body of the National Research Council of Canada from 2008 to 2014.

Sanford Zweifach, Director

Most recently, Sanford (Sandy) Zweifach was the Co-Founder and Chief Executive Officer of Nuvelution Pharma, Inc. Previously, Mr. Zweifach was the Co-founder and CEO of Ascendancy Healthcare, Inc. He has also been a Partner at Reedland Capital Partners, CEO of Pathways Diagnostics, Managing Director and CFO of Bay City Capital, and President and CFO of Epoch Biosciences, which was acquired by Nanogen. Mr. Zweifach currently serves as the Chair of Palladio Biosciences, Inc., Executive Chair of Janpix, Inc., Chair of IMIDomics SL, and Non-Executive Board Member of Compugen, Inc. (NASDAQ: CGEN) . He is also Sr Advisor to Nuvelution Pharma, Inc. He received his BA in Biology from UC San Diego and an MS in Human Physiology from UC Davis.

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

Each of Dr. David Parkinson, President and CEO, David Wood, CFO, Peter Virsik, Executive VP and Chief Operating Officer (“COO”), Dr. Raymond Andersen, former Chief Technology Officer (“Former CTO”), and Dr. Marianne Sadar, former Chief Scientific Officer (“Former CSO”), is an NEO of the Company for purposes of this disclosure.

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

Elements of Compensation

Base Salary – The base salary review of any NEO will take into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO. Base salary is not expected to be evaluated against a formal “peer group”. The base salaries for NEOs of ESSA as of the date of this Annual Report are:

NEO	BASE SALARY
Dr. David Parkinson (CEO)	US$474,346/year
David Wood (CFO)	US$246,376/year
Peter Virsik (EVP & COO)	US$400,387/year
Dr. Raymond Andersen (Former CTO)	C$180,000/year
Dr. Marianne Sadar (Former CSO)	C$180,000/year

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

The bonuses available to the NEOs as of the date of this Annual Report are:

NEO	BONUS PAYABLE
Dr. David Parkinson (CEO)	Up to 50% of Base Salary
David Wood (CFO)	Up to 40% of Base Salary
Peter Virsik (EVP & COO)	Up to 40% of Base Salary
Dr. Raymond Andersen (Former CTO)	Up to 25% of Base Salary
Dr. Marianne Sadar (Former CSO)	Up to 25% of Base Salary

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
Dr. David Parkinson (CEO)

2,500 Options ($4.00 exercise price per Common Share, expiring June 23, 2025)

30,000 Options ($4.00 exercise price per Common Share, expiring January 12, 2026)

235,000 Options ($4.00 exercise price per Common Share, expiring February 21, 2028)

45,000 Options ($3.81 exercise price per Common Share, expiring February 8, 2029)

1,028,530 Options ($3.23 exercise price per Common Share, expiring October 4, 2029)

171,470 Options ($3.23 exercise price per Common Share, expiring October 4, 2029) pending shareholder approval

David Wood (CFO)

3,750 Options (C$4.90 exercise price per Common Share, expiring July 30, 2024)

10,000 Options (C$4.90 exercise price per Common Share, expiring July 30, 2024)

66,250 Options (C$4.90 exercise price per Common Share, expiring February 21, 2028)

25,000 Options ($3.81 exercise price per Common Share, expiring February 8, 2029)

330,000 Options ($3.23 exercise price per Common Share, expiring October 4, 2029) pending shareholder approval

Peter Virsik (EVP & COO)

14,500 Options ($4.00 exercise price per Common Share, expiring August 9, 2026)

173,000 Options ($4.00 exercise price per Common Share, expiring February 21, 2028)

40,000 Options ($3.81 exercise price per Common Share, expiring February 8, 2029)

970,000 Options ($3.23 exercise price per Common Share, expiring October 4, 2029) pending shareholder approval

Dr. Raymond Andersen (Former CTO)

80,000 Options (C$4.90 exercise price per Common Share, expiring February 21, 2028)

12,500 Options (C$5.06 exercise price per Common Share, expiring February 8, 2029)

50,000 Options ($3.23 exercise price per Common Share, expiring October 4, 2029)

Dr. Marianne Sadar (Former CSO)

80,000 Options (C$4.90 exercise price per Common Share, expiring February 21, 2028)

12,500 Options (C$5.06 exercise price per Common Share, expiring February 8, 2029)

50,000 Options ($3.23 exercise price per Common Share, expiring October 4, 2029)

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

Stock Option Plan

On September 4, 2014, ESSA adopted a stock option plan, which was later amended and restated on May 21, 2015, March 10, 2016, March 8, 2017, April 25, 2018, and on June 26, 2019 (the “Plan”). The stock option plan is administered by the Chief Financial Officer of ESSA on the instructions of the Board or such director or other senior officer or employee of ESSA as may be designated by the Board from time to time.

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

The Options granted under the Plan are prohibited from having an exercise period in excess of ten years following their award date. No Option may be granted under the Plan following April 25, 2028 unless ESSA’s shareholders have approved an extension of the Plan. The maximum number of Common Shares that will be available to directors, officers, employees, consultants and affiliates may be reserved and made available for issuance, under the Plan, is 2,563,991 Common Shares of which no more than 1,000,000 will be available for employees to acquire pursuant to an incentive stock option plan (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States. The Common Shares may be subject to a four-month resale restriction imposed by the TSX-V on certain shares.

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

The number of Common Shares which may be reserved for issuance under the RSU Plan shall not exceed 2,563,991 Common Shares, provided that at no time may the number of Common Shares issuable under any and all of the Company’s equity incentive plans in existence, including the Plan, exceed 2,563,991 Common Shares.

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

Employee Stock Purchase Plan

On June 25, 2019, ESSA adopted an employee stock purchase plan (the “ESPP”) for the benefit of the Company’s employees. The ESPP is intended to encourage eligible employees to acquire Common Shares so that they may participate in the future growth of the Company by acquiring or increasing their interest in Common Shares and to encourage eligible employees to remain in the employ of the Company. The ESPP constitutes an “employee stock purchase plan” within the meaning of Section 423(b) of the United States Internal Revenue Code of 1986, as amended.

The ESPP is administered by the Compensation Committee or such other committee as the Board determines.

The number of Common Shares which may be reserved for issuance under the ESPP shall not exceed 284,887 Common Shares, provided that at no time may the number of Common Shares issuable under any and all of the Company’s equity incentive plans in existence, including the Plan, exceed 2,563,991 Common Shares.

All individuals classified as “Eligible Employees” on the payroll system of the Company may participate in the Employee Stock Purchase Plan. An individual is classified as an eligible employee (an “Eligible Employee”) under the ESPP if they are, as of the first business day of the applicable Purchase Period (as defined herein), customarily employed by the Company or a designated subsidiary of the Company for more than 20 hours a week, or any lesser number of hours established by the Compensation Committee.

Eligible Employees that participate in the Employee Stock Purchase Plan (the “ESPP Participants”) accumulate funds for the purchase of Common Shares through payroll deductions which accumulate over six-month periods (each a “Purchase Period” and collectively, the “Purchase Periods”) commencing on January 1 and July 1 and ending on June 30 and December 31 of each calendar year. The Compensation Committee may, from time to time, establish different Purchase Periods having a duration of between three and 24 months.

On the first business day of each Purchase Period, each ESPP Participant will be granted a Purchase Right which is exercisable on the last day of such Purchase Period (the “Purchase Date”). Each Eligible Employee who then continues to be an ESPP Participant on the Purchase Date shall be deemed to have exercised their Purchase Right and to have purchased from the Company such number of whole Common Shares obtained by dividing the ESPP Participant’s accumulated payroll deductions by the purchase price of the Common Shares determined by the Board (the “Purchase Price”). The Common Shares purchased by ESPP Participants will be issued to the ESPP Participant as soon as practicable after each Purchase Date.

ESSA’s administration of the ESPP is consistent with the policies of the TSX-V and the Nasdaq and will comply with such other stock exchanges on which the Common Shares may be listed in the future.

The ESPP provides for the following restrictions:

(a)	each ESPP Participant may only authorize payroll deductions in an amount (expressed as a whole percentage) not less than one percent and not more than fifteen percent of such ESPP Participant’s gross base salary for each pay period falling within the applicable Purchase Period;

(b)	no ESPP Participant may be granted Purchase Rights under the ESPP in any calendar year where the value of the corresponding Common Shares would exceed US$25,000 in fair market value for each calendar year in which the Purchase Right is outstanding; and

(c)	no ESPP Participant may be granted a Purchase Right if, immediately after the Purchase Right was granted, that ESPP Participant would own or have the right to own Common Shares possessing five percent (5%) or more of the total combined voting power or value of all classes of shares of the Company or of any parent or subsidiary of the Company.

The Purchase Price to be paid by each ESPP Participant shall be specified by the Board, in its discretion; however, the Board shall not specify a Purchase Price that is less than the lesser of:

(a)	85% of the market price of the Common Shares on the date that the Purchase Right is granted, rounded up to the nearest cent; or;

(b)	85% of the market price of the Common Shares on the date that the Purchase Right is exercisable, rounded up to the nearest cent.

An ESPP Participant’s Purchase Rights will terminate under the Employee Stock Purchase Plan if the ESPP Participant:

(a)	ceases to be an Eligible Employee before the Purchase Date of any Purchase Period;

(b)	receives a notice of termination from the Company before the Purchase Date of any Purchase Period; or

(b)	delivers a notice of withdrawal from the Employee Stock Purchase Plan to the Company at least one business day before the Purchase Date of any Purchase Period.

The Plan may be terminated at any time by the Board but such termination shall not affect Purchase Rights then outstanding under the Plan unless so determined by the Board, in which case the Board may, notwithstanding any other provision of this Plan, provide that all Purchase Rights then outstanding under the Plan shall terminate at such time as designated by the Board and Participants shall have no rights under their respective Purchase Rights or this Plan other than to receive from the Company the entire balance of the Participant’s payroll deduction account, without interest. The Plan will terminate in any case when all of the unissued Common Shares reserved for the purposes of the Plan have been purchased. If at any time Common Shares reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase rights, the available Common Shares shall be allocated pro rata among Participants in proportion to the amount of payroll deductions accumulated on behalf of each Participant that would otherwise be used to purchase Common Shares, and the Plan shall terminate. Upon any termination of the Plan, all payroll deductions not used to purchase Common Shares will be refunded, without interest.

The Committee or the Board may, from time to time, amend the Plan or any portion thereof at any time, provided that no such amendment may be made without obtaining any required regulatory or shareholder approvals. Notwithstanding the foregoing, the Company will be required to obtain shareholder approval and, where required, disinterested shareholder approval for any amendment that may: (i) increase the number of Common Shares that may be issued under the Plan (other than pursuant to an equitable adjustment under Article 15); (ii) change the entities which may participate in the Plan; (iii) increase the Purchase Price discount as further described in Article 8; or (iv) change the entity which grants shares under the Plan or the securities available under the Plan (other than pursuant to an equitable adjustment under Article 15).

Subject to the qualifications set out in the immediately following paragraph, all other amendments to the Plan, including but not limited to any reasonable amendment to the mechanism for determining the Market Price, may be made without the approval of shareholders. Without limiting the generality of the foregoing and except as otherwise provided in the preceding paragraph of this Article 21, the Board may make the following amendments to the Plan, without obtaining shareholder approval, unless required to comply with Section 423 of the Code: (i) amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of Nasdaq or the TSX-V, in place from time to time; (ii) amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan; and (iii) amendments to the Plan that are of a “housekeeping” nature.

Notwithstanding any other provision in the Plan, any modification or amendment to the Plan shall be completed in a manner that is compliant with all applicable laws and requirements of any stock exchange or governmental or regulatory body, including the requirements of Section 423 of the Code and the listing standards of the Nasdaq. In addition, any modification or amendment to the Plan will be subject to the prior approval of the TSX-V to the extent that the Common Shares are listed on the TSX-V at the time of such proposed termination, modification or amendment.

NEO Compensation

As of September 30, 2019, ESSA had five NEOs: Dr. David Parkinson, President and CEO, David Wood, CFO, Peter Virsik, EVP & COO, Dr. Raymond Andersen, former CTO, and Dr. Marianne Sadar, former CSO.

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

Specific termination and change-of-control provisions of each NEO include:

For Dr. David Parkinson:

•	A payment of one year of base salary upon termination without cause. This amount increases to 18 months if the termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. Had Dr. Parkinson’s employment been terminated without cause on September 30, 2019, he would have received $474,346. Had Dr. Parkinson’s employment been terminated without cause after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination, he would have received $711,519.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Dr. Parkinson held 1,512,500 options (including 1,028,530 options pending shareholder approval) as of the date of this Annual Report.

For Mr. David Wood:

•	A payment to the employee of up to one year of base salary for termination without cause. This amount increases to 18 months if the termination without cause occurs within 18 months after a change of control event. Had Mr. Wood been terminated without cause on September 30, 2019, he would have received up to $246,376. Had Mr. Wood’s employment been terminated without cause within 18 months after a change of control event, he would have received $369,564.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Mr. Wood held 435,000 options (including 330,000 options pending shareholder approval) as of the date of this Annual Report.

For Mr. Peter Virsik:

•	A payment of one year of base salary upon termination without cause. This amount increases to 18 months if the termination without cause occurs within 18 months after a change of control event. Had Mr. Virsik’s employment been terminated without cause on September 30, 2019, he would have received $400,387. Had Mr. Virsik’s employment been terminated without cause within 18 months after a change of control event, he would have received $600,581.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Mr. Virsik held 1,197,000 options (including 970,000 options pending shareholder approval) as of the date of this Annual Report.

For Dr. Raymond Andersen:

•	Immediate vesting of all stock options upon occurrence of a change of control event. Dr. Andersen held 142,500 options as of the date of this Annual Report.

For Dr. Marianne Sadar:

•	Immediate vesting of all stock options upon occurrence of a change of control event. Dr. Sadar held 142,500 options as of the date of this Annual Report.

Summary Compensation Table

ESSA's key management personnel for the periods indicated below include Dr. David Parkinson, CEO, David Wood, CFO, Peter Virsik, EVP & COO, Dr. Alessandra Cesano, CMO, Dr. Frank Perabo, former EVP & CMO (resigned January 2018), Dr. Paul Cossum, former EVP of R&D (passed away July 2017), Dr. Marianne Sadar, former CSO and Director (did not stand for re-election in June 2019), and Dr. Raymond Andersen, former CTO and Director (resigned July 2019). Compensation paid to key management personnel are as follows:

($)	YEAR ENDED SEPTEMBER 30, 2019	YEAR ENDED SEPTEMBER 30, 2018	YEAR ENDED SEPTEMBER 30, 2017
Salaries and consulting fees	1,855,096	2,242,950	1,988,326

Share-based payments	897,798	1,340,513	756,154

Total compensation	2,752,894	3,583,463	2,744,480

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

Incentive Plan Awards Outstanding

As at September 30, 2019, the end of the Company’s last fiscal year, non-NEO directors held 90,000 Options in the Company, granted in current and prior years, resulting in $95,880 vested or earned in the year ended September 30, 2019.

Options to Purchase Securities

As at the date of this Annual Report, 5,314,000 outstanding Options are held by directors, consultants, employees and executive officers of the Company. Of these Options, 5,000 are exercisable at a price of $2.20 per Common Share, 3,953,000 are exercisable at a price of $3.23 per Common Share (including 2,511,470 options pending shareholder approval), 40,000 are exercisable at a price of $3.33 per Common Share pending shareholder approval, 12,000 are exercisable at a price of $3.58 per Common Share, 193,000 are exercisable at a price of $3.81 per Common Share, 552,500 are exercisable at a price of $4.00 per Common Share, 225,000 are exercisable at a price of $4.67 per Common Share, 286,000 are exercisable at a price of C$4.90 per Common Share, 45,000 are exercisable at a price of C$5.06 per Common Share, and 2,500 are exercisable at a price of C$40.00 per Common Share. The table below summarizes the Options issued and outstanding to directors and senior management as at the date of this Annual Report.

Class of Optionee (Number)	Number of Common Share Options Held		Exercise Price	Expiry Date
David Parkinson	2,500	(1)	$4.00/Common Share	June 23, 2025
Chief Executive Officer	30,000	(1)	$4.00/Common Share	January 12, 2026
	235,000	(1)	$4.00/Common Share	February 21, 2028
	45,000	(4)	$3.81/Common Share	February 8, 2029
	1,028,530	(5)	$3.23/Common Share	October 4, 2029
	171,470	(5)(7)	$3.23/Common Share	October 4, 2029

Peter Virsik	14,500	(1)	$4.00/Common Share	August 9, 2026
EVP & Chief Operating Officer	173,000	(1)	$4.00/Common Share	February 21, 2028
	40,000	(4)	$3.81/Common Share	February 8, 2029
	970,000	(5)(7)	$3.23/Common Share	October 4, 2029

David Wood	3,750	(1)	C$4.90/Common Share	October 1, 2023
Chief Financial Officer	10,000	(1)	C$4.90/Common Share	July 30, 2024
	66,250	(1)	C$4.90/Common Share	February 21, 2028
	25,000	(4)	$3.81/Common Share	February 8, 2029
	330,000	(5)(7)	$3.23/Common Share	October 4, 2029

Dr. Alessandra Cesano	25,000	(4)	$3.81/Common Share	February 8, 2029
Chief Medical Officer	400,000	(5)(7)	$3.23/Common Share	October 4, 2029

Richard Glickman	3,750	(1)	C$4.90/Common Share	May 21, 2024
Chairman	8,250	(1)	C$4.90/Common Share	February 21, 2028
	10,000	(4)	C$5.06/Common Share	February 8, 2029
	30,000	(5)	$3.23/Common Share	October 4, 2029
	25,000	(6)	$4.67/Common Share	October 30, 2029

Gary Sollis	6,000	(1)	C$4.90/Common Share	May 21, 2024
Director	6,000	(1)	C$4.90/Common Share	February 21, 2028
	5,000	(4)	C$5.06/Common Share	February 8, 2029
	25,000	(5)	$3.23/Common Share	October 4, 2029
	25,000	(6)	$4.67/Common Share	October 30, 2029

Franklin Berger	2,500	(1)	$4.00/Common Share	March 5, 2025
Director	9,500	(1)	$4.00/Common Share	February 21, 2028
	5,000	(4)	$3.81/Common Share	February 8, 2029
	25,000	(5)	$3.23/Common Share	October 4, 2029
	25,000	(6)	$4.67/Common Share	October 30, 2029

Scott Requadt	12,000	(1)	$4.00/Common Share	February 21, 2028
Director	5,000	(4)	$3.81/Common Share	February 8, 2029
	25,000	(5)	$3.23/Common Share	October 4, 2029
	25,000	(6)	$4.67/Common Share	October 30, 2029

Class of Optionee (Number)	Number of Common Share Options Held		Exercise Price	Expiry Date
Dr. Otello Stampacchia	12,000	(3)	$3.58/Common Share	October 18, 2028
Director	5,000	(4)	$3.81/Common Share	February 8, 2029

Alex Martin	25,000	(5)	$3.23/Common Share	October 4, 2029
Director	25,000	(6)	$4.67/Common Share	October 30, 2029

Marella Thorell	25,000	(5)	$3.23/Common Share	October 4, 2029
Director	25,000	(6)	$4.67/Common Share	October 30, 2029

Sanford Zweifach	25,000	(5)	$3.23/Common Share	October 4, 2029
Director	25,000	(6)	$4.67/Common Share	October 30, 2029

Dr. Ari Brettman	25,000	(5)	$3.23/Common Share	October 4, 2029
Director	25,000	(6)	$4.67/Common Share	October 30, 2029

Dr. Marianne Sadar	80,000	(1)	C$4.90/Common Share	February 21, 2028
Former Chief Scientific Officer	12,500	(4)	C$5.06/Common Share	February 8, 2029
	50,000	(5)	$3.23/Common Share	October 4, 2029

Dr. Raymond Andersen	80,000	(1)	C$4.90/Common Share	February 21, 2028
Former Chief Technical Officer	12,500	(4)	C$5.06/Common Share	February 8, 2029
	50,000	(5)	$3.23/Common Share	October 4, 2029

Dr. Edward Scolnick	25,000	(5)	$3.23/Common Share	October 4, 2029
Scientific Advisor	25,000	(6)	$4.67/Common Share	October 30, 2029

(1)	These Options vest in 48 equal monthly installments with the first installment of Options vesting on March 21, 2018.

(2)	These Options vest in 48 equal monthly installments with the first installment of Options vesting on May 4, 2018.

(3)	These Options vest in 48 equal monthly installments with the first installment of Options vesting on November 18, 2018.

(4)	These Options vest in 48 equal monthly installments with the first installment of Options vesting on March 8, 2019.

(5)	These Options vest in 48 equal monthly installments with the first installment of Options vesting on November 4, 2019.

(6)	These Options vest in 48 equal monthly installments with the first installment of Options vesting on November 30, 2019.

(7)	These Options are exercisable pending shareholder approval.

C.	Board Practices

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

As of the date of this Annual Report, Richard Glickman, Gary Sollis, Franklin Berger, Scott Requadt, Dr. Otello Stampacchia, Alex Martin, Marella Thorell, Sanford Zweifach, and Dr. Ari Brettman are not engaged in a contract providing for benefits upon termination of employment with the Company.

Audit Committee

The audit committee of the Board (the “Audit Committee”) was re-constituted on October 17, 2019 and is currently comprised of Franklin Berger (chair), Gary Sollis, and Sanford Zweifach all of whom are “financially literate” as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the rules of the Nasdaq. Each member of the Audit Committee is considered independent pursuant to NI 52-110, Rule 10A-3 under the U.S. Exchange Act and the rules of the Nasdaq. Franklin Berger served as the Audit Committee’s financial expert for the 2018 fiscal year. A description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member may be found above under the heading “Directors, Senior Management and Employees – Directors and Senior Management”.

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

Financial Year Ending	Audit Fees		Audit- Related Fees		Tax Fees		All Other Fees
September 30, 2019	C$	62,179		$4,646	$	nil	$	nil
September 30, 2018	C$	74,215		$17,120	$	nil	$	nil
September 30, 2017	C$	55,080	$	nil	$	nil	$	nil

Compensation Committee

Prior to December 19, 2014, compensation matters were determined by the entire Board. At a meeting held on December 19, 2014, the Board formed a Compensation Committee. The Compensation Committee was re-constituted on October 17, 2019 and is currently comprised of Scott Requadt (chair), Richard Glickman and Sanford Zweifach. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee. ESSA follows applicable Canadian laws with respect to compensation committee composition, which do not mandate a compensation committee composed entirely of independent directors, as permitted by the Nasdaq Marketplace Rules. See Item 16G “Corporate Governance” below. The Compensation Committee is responsible for reviewing the compensation plans and severance arrangements for management, to ensure they are commensurate with comparable companies. Factors that are taken into consideration when making compensation decisions include:

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

Of the directors, Franklin Berger, Richard Glickman, Gary Sollis, and Sanford Zweifach are considered independent under Rule 5605(a)(2) of the Nasdaq listing standards. Five directors: (i) Dr. David Parkinson, President and Chief Executive Officer of the Company; (ii) Scott Requadt, former Venture Partner of Clarus (a major shareholder); and (iii) Dr. Ari Brettman, Principal of Blackstone Life Sciences, which owns Clarus (a major shareholder); (iv) Alex Martin, former CEO of Realm; and (v) Marella Thorell, former CFO/COO of Realm, are considered not independent. The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board. The Board believes that management is effectively supervised by the three independent directors, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management not represented on the Board.

Directorships

Currently, the following directors serve on the following boards of directors of other public companies:

DIRECTOR	PUBLIC CORPORATION BOARD MEMBERSHIP
Richard Glickman	Correvio Pharma Corp. (formerly Cardiome Pharma Corp.)
Franklin Berger	Five Prime Therapeutics, Inc., Immune Design Corp., Bellus Health, Inc., Tocagen Inc., Proteostasis Therapeutics, Inc., Kezar Life Sciences Inc.
David Parkinson	3SBio Inc., Tocagen Inc., CTI BioPharma Corp.
Sanford Zweifach	Compugen, Inc.

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

As of the date of this Annual Report, ESSA has a total of 25 employees and consultants on a full-time or part-time basis. ESSA has in the past, and may in the future, retain additional expert consultants on an ad-hoc basis if required in connection with the Company’s development program. None of ESSA’s employees are represented by a union. The following table sets forth the total number of ESSA’s employees at September 30, 2019, 2018, and 2017, respectively, and a breakdown of persons employed by category of activity and geographic location for the corresponding periods.

	September 30, 2019	September 30, 2018	September 30, 2017
Employees and consultants by category of activity:
Management	4	4	4
Administration	8	6	6
Research	13	5	5
Total Number of Employees and Consultants	25	15	15
Employees and consultants by geographic location:
Canada	9	8	8
United States	16	7	7
Total Number of Employees and Consultants	25	15	15

E.	Share Ownership

As at the date of this Annual Report, as a group, the Company’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over 860,733 Common Shares being 4.0% of the 20,762,374 Common Shares issued and outstanding.

The following table states the number of Common Shares beneficially owned by each person, directly or indirectly, or over which each person exercised control or direction as at December 18, 2019. The persons listed below are deemed to be the beneficial owners of Common Shares underlying stock options that are exercisable within 60 days from the above date.

Name of Beneficial Owner	Common Shares(1)	Percent of Common Shares(2)
Dr. David Parkinson	264,639	1.22%
Richard M. Glickman	52,458	*
Dr. Marianne Sadar	192,798	*
Dr. Raymond Andersen	192,798	*
Gary Sollis	11,937	*
David Wood	62,935	*
Franklin Berger	498,625	2.30%
Peter Virsik	103,750	*
Scott Requadt	11,937	*
Alex Martin	18,986	*
Marella Thorell	7,568	*
Sanford Zweifach	4,687	*
Ari Brettman	4,687	*

(1)	These numbers include Common Shares underlying stock options that are exercisable within 60 days from December 18, 2019.

(2)	Based on an aggregate total of 21,680,962 Common Shares, being the 20,762,374 Common Shares issued and outstanding as at December 18, 2019 plus the 918,588 Common Shares underlying stock options that are exercisable within 60 days from December 18, 2019.

(3)	Less than 1% of Common Shares issued and outstanding as at December 18, 2019.

Item 6.B., “Directors, Senior Management and Employees – Compensation” above sets out more detailed information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table shows the name and information about ESSA’s voting securities owned by each person or company which, as at December 18, 2019, owned of record, or which, to ESSA’s knowledge, owned beneficially, directly or indirectly, more than 5% of any class or series of the Company’s voting securities:

Name	Number and Type of Securities(1)	Type of Ownership	Percentage of Class(2)	Percentage of Class on a Diluted Basis(3)
Clarus Ventures LLC	3,373,054 Common Shares	Beneficial	16.25%	9.92%
BVF Partners, LP	3,403,998 Common Shares	Beneficial	12.72%	9.99%
Omega Fund IV, LP	1,709,848 Common Shares	Beneficial	8.24%	5.03%
OrbiMed Advisors LLC	1,471,853 Common Shares	Beneficial	7.09%	4.32%
Eventide Funds	2,010,168 Common Shares	Beneficial	9.68%	5.90%
Soleus Funds	3,403,998 Common Shares	Beneficial	6.02%	9.99%

(1)	These numbers include Common Shares underlying pre-funded warrants.

(2)	Based on 20,762,374 outstanding Common Shares as of December 18, 2019.

(3)	Based on an aggregate total of 34,074,054 outstanding Common Shares on a fully diluted basis as of December 18, 2019, being the 20,762,374 Common Shares issued and outstanding as at December 18, 2019, and assuming the exercise of all outstanding 918,588 Options exercisable within 60 days from December 18, 2019, 11,919,404 pre-funded warrants, 227,273 7-Year Warrants, 7,477 SVB Warrants and 238,938 broker warrants, each on a one-to-one basis.

No major shareholders have different voting rights. Clarus is entitled to nominate two directors to the Board of the Company, one of which must be an independent director and pre-approved by the Company; these nomination rights will continue for so long as Clarus holds greater than or equal to 53,030 Common Shares, subject to adjustment in certain circumstances.

The information in the table above was supplied by Computershare Trust Company of Canada, the Company’s registrar and transfer agent, and by the individuals themselves.

As of December 18, 2019, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

Location:	Number of registered shareholders of record	Number of Common Shares	Percentage of total Common Shares
Canada	6	3,930,504	18.93%
United States	32	16,653,033	80.21%
Other	322	178,837	0.86%
Total	360	20,762,374	100%

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

Consulting Agreements

ESSA has entered into consulting agreements with founding scientists Dr. Marianne Sadar (Former CSO) and Dr. Raymond Andersen (Former CTO). The specific provisions of each consulting agreement include:

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

Included in accounts payable and accrued liabilities at September 30, 2019 is $93,033 (compared to $128,035 on September 30, 2018 and $219,031 on September 30, 2017) due to related parties with respect to the transactions described under “Executive Compensation” in Item 6 of this Annual Report and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

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

As a result of the January 2016 Financing, Scott Requadt, then Managing Director of Clarus, was appointed to the Board of the Company. Pursuant to the terms of a subscription agreement between the Company and Clarus in connection with the January 2016 Financing, Clarus is entitled to nominate two directors to the board of directors of the Company, one of which must be an independent director and pre-approved by the Company. Dr. Ari Brettman, Principal of Blackstone Life Sciences, which owns Clarus, was appointed to the Board on October 18, 2019. The nomination rights will continue for so long as Clarus holds greater than or equal to 53,030 common shares, subject to adjustment in certain circumstances. As of the date of this Annual Report, Clarus has significant influence on the Company beneficially owning 3,373,054 Common Shares, representing 16.25% of the issued and outstanding Common Shares.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The Company’s audited consolidated financial statements as at and for the years ended September 30, 2019, 2018, and 2017, as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The audit report of Davidson & Company LLP is included herein immediately preceding the consolidated financial statements and schedules.

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

There have been no significant changes in the Company’s financial condition since the most recent consolidated financial statements for the fiscal year ended September 30, 2019. See “Summary Corporate History and Intercorporate Relationships” in Item 4 of this Annual Report.

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

The Company’s Common Shares are listed on the Nasdaq under the symbol “EPIX”. The Company’s Common Shares commenced trading on the TSX under the symbol “EPI” on July 28, 2015, while the Company’s Common Shares were concurrently delisted from the TSX-V. On November 27, 2017, the Company down-listed from the TSX and began trading its Common Shares on the TSX-V under the same symbol “EPI”. The Company’s Common Shares trade in U.S. dollars on the Nasdaq and in Canadian dollars on the TSX-V.

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

Except for contracts entered into in the ordinary course of business, the only contracts entered into by ESSA within two years immediately preceding this Annual Report that are still in effect, which may be regarded as material, are as follows:

1.	Employment Agreement for Dr. Alessandra Cesano

2.	Consulting agreement for Dr. Marianne Sadar dated February 1, 2018.

3.	Consulting agreement for Dr. Raymond Andersen dated February 1, 2018.

4.	Lease for 400 Oyster Point Boulevard, South San Francisco, California, United States dated March 5, 2018.

D.	Exchange Controls

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

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder (as defined below) as a result of the ownership and disposition of Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds Common Shares, persons that will own, or will have owned, directly, indirectly or constructively 10% or more (by vote or value) of our stock, persons that hold Common Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, former citizens or permanent residents of the United States, or persons whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”), and judicial decisions and the Canada-United States Income Tax Convention (1980), as amended, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders (as defined below) should consult their own tax advisers regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to different interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

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

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that holds Common Shares may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Common Shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the ownership and disposition of Common Shares.

Taxation of Common Shares

Passive Foreign Investment Company Rules

A foreign corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, certain rents and royalties, and certain gains. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. ESSA believes that it was classified as a PFIC for the taxable year ending September 30, 2019, and ESSA believes it may be classified as a PFIC for the current taxable year and in future taxable years. However, our actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If we are classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which we are treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which we are treated as a PFIC with respect to such U.S. Holder and any of our subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in us.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC. Consequently, if we are classified as a PFIC, it may be advantageous for a U.S. Holder to elect to treat us as a “qualified electing fund” with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF election with respect to ESSA, the electing U.S. Holder would be required in each taxable year that we are considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of ESSA and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of ESSA, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to ESSA will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

If we determines that we, and any subsidiary in which we own, directly or indirectly, more than 50% of such subsidiary’s total aggregate voting power, is likely a PFIC in any taxable year, we intend to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to ESSA and any such subsidiary for such taxable year. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to ESSA and any Subsidiary PFIC.

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF election is made.

Alternatively, if we were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury Regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case we are classified as a PFIC in any taxable year.

During any taxable year in which we or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder generally must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Distributions on Common Shares

In general, subject to the passive foreign investment company rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. We may not calculate our earnings and profits each year under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the passive foreign investment company rules discussed above, distributions on Common Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates provided we are not treated as a PFIC for the taxable year of the distribution or the preceding taxable year. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

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

Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Common Shares exchanged therefor. Subject to the passive foreign investment company rules discussed above, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of the Common Shares.

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

The Company is exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. Refer to Item 18, ‘‘Financial Statements—Note 16 Financial Instruments and Risk’’ of the Company’s audited consolidated financial statements for the year ended September 30, 2019, for a qualitative and quantitative discussion of the Company’s exposure to these market risks.

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

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of September 30, 2019. Based on the evaluation, the Company’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act are effective as at September 30, 2019.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Section 404 of Sarbanes-Oxley, requires that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually. As of September 30, 2019, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management has assessed the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined the Company’s internal control over financial reporting was effective as of September 30, 2019. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of internal controls over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

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

D.	Changes in Internal Control over Financial Reporting

There were no significant changes to the Company’s internal control over financial reporting in the year ended September 30, 2019.

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

Director Independence

Rule 5605(b)(1) of the Nasdaq Marketplace Rules requires that a majority of the members of the board of directors of a listed company must be “independent directors” as defined in Rule 5605(a)(2). ESSA has informed the Nasdaq that it follows applicable Canadian laws with respect to independence requirements, which do not require that a majority of the members of the board of directors be independent. Further, Rule 5605(d)(2) of the Nasdaq Marketplace Rules requires that the compensation committee must be comprised of "independent directors" (as defined in Rule 5605(a)(2)).  ESSA has informed the Nasdaq that it follows applicable Canadian laws with respect to compensation committee composition, which do not mandate a compensation committee comprised entirely of independent directors. Additionally, Rule 5605(e) of the Nasdaq Marketplace Rules requires director nominees be selected or recommended for the Board's selection by either "independent directors" (as defined in Rule 5605(a)(2)) constituting a majority of the Board's independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors. ESSA has informed the Nasdaq that it follows applicable Canadian laws with respect to selection and recommendation of director nominees, which do not include such requirements.

Shareholder Approval of the January 2018 Financing and August 2019 Financing

Rule 5635(d) of the Nasdaq Marketplace Rules requires a listed company to obtain shareholder approval prior to completing a transaction, other than a public offering, if such transaction involves the issuance of 20% or more of the company’s common stock outstanding before the issuance and is at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement; or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement. ESSA informed the Nasdaq, as permitted by Rule 5615(a)(3) of the Nasdaq Marketplace Rules, that it did not seek shareholder approval prior to the completion of the January 2018 Financing or the August 2019 Financing and that not seeking shareholder approval in this regard was not prohibited by applicable Canadian law or by the rules of the TSX-V.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 “Financial Statements” located elsewhere in this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

The following attached financial statements are attached hereto, incorporated herein and found immediately following the text of this Annual Report:

1.	The Company’s audited consolidated financial statements as at and for the years ended September 30, 2019, 2017, and 2016, together with the notes thereto and the auditor’s report thereon.

ITEM 19.	EXHIBITS

1.	Articles of Incorporation*

4	Material Contracts

	4.1	Cancer Research Contract between CPRIT and the Company, dated July 9, 2014*

	4.2	License Agreement between the BC Cancer Agency, UBC and the Company, dated December 22, 2010, as amended on February 10, 2011 and May 27, 2014†*

	4.3	Sublease for 2130 West Holcombe Boulevard, Houston, Texas, United States dated April 7, 2015**

	4.4	Employment Agreement for David Wood***

	4.5	Employment Agreement for David Parkinson****

	4.6	Employment Agreement for Peter Virsik****

	4.7	Employment Agreement for Alessandra Cesano

	4.8	Subscription Agreement between the Company and Clarus Lifesciences III, L.P. dated January 14, 2016 ******

4.09	Consulting Agreement for Dr. Marianne Sadar******

4.10	Consulting Agreement for Dr. Raymond Andersen******

4.11	Lease for 400 Oyster Point Boulevard, South San Francisco, California, United States dated March 5, 2018******

8.1	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File

†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

*	Previously filed (No. 377-00939) with the SEC on Form 20-F of the Company on February 24, 2015.
**	Previously filed (No. 001-37410) with the SEC on Form 20-F of the Company on December 11, 2015.
***	Previously filed (No. 377-00939) with the SEC on Form 20-F of the Company on April 7, 2015.
****	Previously filed (No. 001-37410) with the SEC on Form 20-F of the Company on December 14, 2016.
*****	Previously filed (No. 001-37410) with the SEC on Form 6-K of the Company on November 21, 2016.
******	Previously filed (No. 001-37410) with the SEC on Form 20-F of the Company on December 12, 2018.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ESSA PHARMA INC.

DATED: December 18, 2019
	By:	/s/ David Wood
David Wood
Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

The Company’s audited consolidated financial statements as at and for the years ended September 30, 2019, 2018, and 2017, together with the notes thereto and the auditor’s report thereon.	F-2

F-1

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

ESSA Pharma Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of ESSA Pharma Inc. (the “Company”), which comprise the consolidated statements of financial position as of September 30, 2019 and 2018, the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended September 30, 2019, 2018, and 2017 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2019 and 2018 and its financial performance and its cash flows for the years ended September 30, 2019, 2018, and 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that the Company incurred a consolidated net loss of $10,441,865 during the year ended September 30, 2019 and, as of that date, the Company’s accumulated deficit was $54,810,951. As stated in Note 1 to the consolidated financial statements, these events or conditions, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

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

December 18, 2019

ESSA PHARMA INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in United States dollars)

AS AT SEPTEMBER 30

	2019	2018
ASSETS

Current
Cash	$53,322,723	$14,829,144
Receivables (Note 18)	360,800	297,349
Prepaids (Note 5)	615,485	470,154

	54,299,008	15,596,647

Deposits	274,085	201,399
Intangible assets (Note 7)	200,731	219,028

Total assets	$54,773,824	$16,017,074

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,565,789	$523,669
Current portion of long-term debt (Note 8)	3,708,955	2,815,947
Income tax payable	300,000	4,722

	5,574,744	3,344,338

Long-term debt (Note 8)	-	3,501,016
Derivative liabilities (Note 9)	18,179	19,648

Total liabilities	5,592,923	6,865,002

Shareholders' equity
Share capital (Note 10)	76,212,154	40,205,997
Reserves (Note 11)	29,856,177	15,391,640
Accumulated other comprehensive loss	(2,076,479)	(2,076,479)
Deficit	(54,810,951)	(44,369,086)

	49,180,901	9,152,072

Total liabilities and shareholders’ equity	$54,773,824	$16,017,074

Nature and continuance of operations (Note 1)

Commitments (Note 18)

Subsequent events (Note 20)

On behalf of the Board on December 18, 2019

“David R. Parkinson”	Director	“Franklin Berger”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30

	2019	2018	2017
OPERATING EXPENSES
Research and development (Note 19)	$6,696,234	$4,873,335	$5,726,366
Financing costs (Note 8)	602,744	911,959	784,583
General and administration (Note 19)	5,473,486	5,928,671	5,140,921

Total operating expenses	(12,772,464)	(11,713,965)	(11,651,870)

Foreign exchange	7,845	1,417	(36,497)
Interest income	26,251	42,734	-
Loss on disposal of equipment (Note 6)	-	(83,692)	-
Gain on derivative liability (Note 9)	1,469	151,095	7,305,746
Gain on acquisition of Realm Therapeutics plc (Note 4)	2,332,954	-	-

Loss for the year before taxes	(10,403,945)	(11,602,411)	(4,382,621)

Income tax expense (Note 14)	(37,920)	(27,029)	(116,391)

Loss and comprehensive loss for the year	$(10,441,865)	(11,629,440)	(4,499,012)

Basic and diluted loss per common share	$(1.24)	$(2.55)	$(3.09)

Weighted average number of common shares outstanding – basic and diluted	8,433,441	4,566,519	1,454,936

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30

	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(10,441,865)	$(11,629,440)	$(4,499,012)
Items not affecting cash:
Amortization	18,297	34,488	46,145
Gain on derivative liability	(1,469)	(151,095)	(7,305,746)
Gain on acquisition of Realm Therapeutics plc	(2,332,954)	-	-
Finance expense	602,744	911,959	784,583
Product development and relocation grant	-	(229,201)	(5,192,799)
Unrealized foreign exchange	16,457	19,694	(28,866)
Share-based payments	1,146,707	1,401,414	758,927
Loss on disposal of equipment	-	83,692	-

Changes in non-cash working capital items:
Receivables	(59,665)	(35,874)	(14,649)
Prepaid expenses	(179,416)	601,949	(53,871)
Accounts payable and accrued liabilities	(1,014,049)	(1,120,833)	(1,867,853)
Income tax payable	(4,722)	(104,799)	18,330

Net cash used in operating activities	(12,249,935)	(10,218,046)	(17,354,811)

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits	201,399	(201,399)	-
Termination costs on Realm sublease (Note 4)	(246,906)	-	-

Net cash used in investing activities	(45,507)	(201,399)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Advance on product development and relocation grant	-	-	5,192,799
Cash acquired on acquisition of Realm	22,244,248	-	-
Transaction costs on acquisition of Realm	(1,860,341)	-	-
Proceeds on financing	36,000,000	26,040,000	-
Share issuance costs	(2,362,329)	(2,174,826)	(211,073)
Proceeds on loan advance	-	-	8,000,000
Financing costs	-	-	(220,937)
Loan principal repaid	(2,808,823)	(1,991,378)	-
Interest paid	(401,929)	(563,298)	(436,944)
Options exercised	-	-	2,939

Net cash used in financing activities	50,810,826	21,310,498	12,326,784

Effect of foreign exchange on cash	(21,805)	(19,094)	117

Change in cash for the year	38,493,579	10,871,959	(5,027,910)

Cash, beginning of year	14,829,144	3,957,185	8,985,095

Cash, end of year	$53,322,723	$14,829,144	$3,957,185

Supplemental Disclosure with respect to Cash Flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in United States dollars)

			Reserves
	Number of shares	Share capital	Share-based payments	Warrants	Cumulative translation adjustment	Deficit	Total
Balance, September 30, 2016	1,454,848	$25,974,742	$3,496,221	$309,293	$(2,076,479)	$(28,240,634)	$(536,857)
Share issuance costs	250	5,375	(2,436)	-	-	-	2,939
Share-based payments	-	-	758,927	-	-	-	758,927
Loss for the year	-	-	-	-	-	(4,499,012)	(4,499,012)

Balance, September 30, 2017	1,455,098	$25,980,117	$4,252,712	$309,293	$(2,076,479)	$(32,739,646)	$(4,274,003)
Financing	4,321,000	17,284,000	-	8,756,000	-	-	26,040,000
Share issuance costs	-	(3,058,120)	-	672,221	-	-	(2,385,899)
Share-based payments	-	-	1,401,414	-	-	-	1,401,414
Loss for the year	-	-	-	-	-	(11,629,440)	(11,629,440)

Balance, September 30, 2018	5,776,098	$40,205,997	$5,654,126	$9,737,514	$(2,076,479)	$(44,369,086)	$9,152,072
Acquisition of Realm	6,718,150	15,989,197	-	-	-	-	15,989,197
Financing	6,080,596	12,161,192	-	23,838,808	-	-	36,000,000
Share issuance costs	-	(901,298)	-	(1,764,982)	-	-	(2,666,280)
Pre-funded warrants exercised	2,187,530	8,757,066	-	(8,755,996)	-	-	1,070
Share-based payments	-	-	1,146,707	-	-	-	1,146,707
Loss for the year	-	-	-	-	-	(10,441,865)	(10,441,865)

Balance, September 30, 2019	20,762,374	$76,212,154	$6,800,833	$23,055,344	$(2,076,479)	$(54,810,951)	$49,180,901

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

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

The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain patents (the “NTD Technology”) which were the joint property of the British Columbia Cancer Agency and the University of British Columbia. As at September 30, 2019, no products are in commercial production or use. Since September 2017, the Company has been focused on preclinical development of its next-generation compounds, and in March 2019 announced the selection of EPI-7386 as a final Investigational New Drug candidate. Prior to that, the Company’s primary activity was the Phase I clinical development of clinical candidate EPI-506, which was discontinued on September 11, 2017.

Acquisition of Realm Therapeutics plc

On July 31, 2019, the Company acquired all of the issued and outstanding shares of Realm Therapeutics plc (“Realm”) pursuant to a Scheme of Arrangement as sanctioned on July 29, 2019 by the High Court of Justice in England and Wales (the “Realm Acquisition”) (Note 4).

Share Consolidation

Effective April 25, 2018, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 20 pre-consolidation shares. Unless otherwise stated, all share and per share amounts have been restated retrospectively to reflect this share consolidation.

Going Concern

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) assuming the Company will continue on a going-concern basis. The Company has incurred losses and negative operating cash flows since inception. The Company incurred a net loss of $10,441,865 during the year ended September 30, 2019 and has an accumulated deficit of $54,810,951. The ability of the Company to continue as a going concern in the long-term depends upon its ability to develop profitable operations and to continue to obtain adequate financing.  As at September 30, 2019, the Company has not advanced its research into a commercially viable product. The Company’s continuation as a going concern is dependent upon the successful development of its NTD Technology to a commercial standard. During the year ended September 30, 2019, the Company completed a financing and acquired capital resources in the Realm Acquisition which are anticipated to provide funds to deliver on an operating plan through the next fiscal year and beyond.

The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The Company’s operations and research programs are dependent on the Company’s ability to receive financial support once the current resources have been depleted.

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
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

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

Basis of Consolidation and Functional Currency

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

The consolidated financial statements comprise the accounts of ESSA Pharma Inc., the parent company, and its wholly owned subsidiaries.

Functional Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates.

The functional currency of the Company and its subsidiaries have been determined as follows:

	Country of Incorporation	Effective Interest	Functional Currency
ESSA Pharmaceuticals Corp.	USA	100%	US Dollar
Realm Therapeutics plc (1)	United Kingdom	100%	Pound Sterling
Realm Therapeutics Inc. (1)	USA	100%	US Dollar

(1)	In the process of liquidation and dissolution as at September 30, 2019.

Estimates and Judgments

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

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

2.	BASIS OF PRESENTATION (cont’d…)

Estimates and Judgments (cont’d…)

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

Product development and relocation grant

Pursuant to the terms of the Company’s grant from the Cancer Prevention Research Institute of Texas (“CPRIT”), the Company has met certain terms and conditions as detailed in Note 18 to qualify for the grant funding. The Company has therefore recognized in profit or loss, as recoveries of research and development expenditures, a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied.

Long-term debt

The Company has made certain estimates regarding the expected timing of and value of cash flows with respect to long-term debt. The estimates will fluctuate in accordance with changes in interest rates and any prepayments made, should the Company elect to do so (Note 8).

Income tax

The determination of income tax is inherently complex and requires making certain estimates and assumptions about future events. Changes in facts and circumstances as a result of income tax audits, reassessments, changes to corporate structure and associated domiciling, jurisprudence and any new legislation may result in an increase or decrease the provision for income taxes. The value of deferred tax assets is evaluated based on the probability of realization; the Company has assessed that it is improbable that such assets will be realized and has accordingly not recognized a value for deferred taxes.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

2.	BASIS OF PRESENTATION (cont’d…)

Estimates and Judgments (cont’d…)

Functional Currency

The functional currency of the Company and its subsidiaries is the currency of their respective primary economic environment, and the Company reconsiders the functional currency if there is a change in events and conditions, which determined the primary economic environment. The functional currencies of the Company’s entities have been judged as detailed in Note 2.

Acquisition of Realm

The acquisition of Realm required management to make a judgment as to whether Realm constituted a business combination or an asset acquisition under the definitions of IFRS 3. The assessment required management to assess the inputs, processes and ability of Realm to produce outputs at the time of acquisition. Pursuant to the assessment, Realm was considered an asset acquisition (Note 4).

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company has applied estimates with respect to the valuation of pre-funded warrants issued for cash. Pre-funded warrants are valued at an amount equal to the cash proceeds received.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The Company has made reference to prices quoted on the TSX-V and NASDAQ. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 11.

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

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

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

Financial instruments

On October 1, 2018, the Company adopted IFRS 9 Financial Instruments (“IFRS 9”), which was issued by the IASB in October 2010. IFRS 9 incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. There was no impact to the Company’s financial instruments resulting from the adoption of IFRS 9.

Financial assets

The Company classifies its financial assets in the following categories: fair value through profit or loss, amortized cost or fair value through other comprehensive income. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded in profit or loss.

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

Financial assets (cont’d…)

Amortized cost

Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not classified or designated as at fair value through profit and loss: 1) the Company’s objective for these financial assets is to collect their contractual cash flows and 2) the asset’s contractual cash flows represent ‘solely payments of principal and interest’. The Company’s cash and receivables are recorded at amortized cost as they meet the required criteria.

Fair value through other comprehensive income ("OCI")

For financial assets that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at fair value through other comprehensive income ("FVOCI"), with all subsequent changes in fair value being recognized in other comprehensive income. This election is available for each separate investment. Under this new FVOCI category, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the investment the cumulative change in fair value is not recycled to profit or loss, rather transferred to deficit. The Company does not have any financial assets designated as FVOCI.

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

Amortized cost: This category consists of liabilities carried at amortized cost using the effective interest method.

The Company’s accounts payable and accrued liabilities and long-term debt are classified as amortized cost. The derivative liabilities are classified as fair value through profit or loss.

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
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

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
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes (cont’d…)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

IFRS 15 Revenue from Contracts with Customers

On October 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service. IFRS 15 did not have an impact on the Company’s financial statements.

New standards not yet adopted

IFRS 16 Leases

IFRS 16 Leases (“IFRS 16”) is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. On adoption of IFRS 16, the Company expects to capitalize leases currently disclosed in Note 18 resulting in an increase in lease liabilities and corresponding right-of-use assets of $165,500.

4.	REALM ACQUISITION

On July 31, 2019, the Company acquired all of the issued and outstanding shares of Realm. Realm shareholders received a total of 6,718,150 common shares of the Company (“New ESSA Shares”) at a ratio of 0.05763 of a New ESSA Share per share of Realm (or 1.4409 New ESSA Shares for every one Realm ADS, representing 25 Realm shares). The fair value of the New ESSA Shares issued on July 31, 2019 was $15,989,197.

Realm is not considered to be a business under IFRS 3 Business Combinations; accordingly, the Realm Acquisition is accounted for as an asset acquisition.

Consideration:
6,718,150 common shares	$15,989,197
Transaction costs	1,925,145

17,914,342

Net assets of Realm acquired:
Cash	22,244,248
Receivables and other current assets	240,000
Accounts payable and accrued liabilities	(2,236,952)

Total net assets	20,247,296

Gain on Realm Acquisition	$2,332,954

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

4.	REALM ACQUISITION (cont’d…)

Included in accounts payable and accrued liabilities is $246,906 in costs associated with the termination of Realm’s office lease, which was completed in September 2019, and $300,000 in taxes payable.

5.	PREPAID EXPENSES

	2019	2018
Prepaid insurance	$524,257	$381,098
Other deposits and prepaid expenses	91,228	89,056

Balance	$615,485	$470,154

6.	EQUIPMENT

	Furniture and fixtures	Computer equipment	Total
Cost
Balance, September 30, 2017	$154,318	$43,359	$197,677
Disposals	(154,318)	(43,359)	(197,677)
Balance, September 30, 2018 and 2019	$-	$-	$-

Accumulated Amortization
Balance, September 30, 2017	$70,539	$27,256	$97,795
Amortization expense	12,567	3,623	16,190
Disposals	(83,106)	(30,879)	(113,985)
Balance, September 30, 2018 and 2019	$-	$-	$-

Net Book Value
Balance, September 30, 2018	$-	$-	$-
Balance, September 30, 2019	$-	$-	$-

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 19). In the year ended September 30, 2018, the Company disposed of all equipment for $nil proceeds due to office restructuring and recorded a loss on disposal of $83,692.

7.	INTANGIBLE ASSETS

NTD Technology
Cost
Balance, September 30, 2017, 2018 and 2019	$361,284

Accumulated Amortization
Balance, September 30, 2017	$123,958
Amortization expense	18,298
Balance, September 30, 2018	$142,256
Amortization expense	18,297
Balance, September 30, 2019	$160,553

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

7.	INTANGIBLE ASSETS (cont’d…)

NTD Technology
Net Book Value
Balance, September 30, 2018	$219,028
Balance, September 30, 2019	$200,731

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 19).

The NTD Technology is held under a license agreement signed in fiscal 2010 (the “License Agreement”). As consideration for the License Agreement, the Company issued common shares of the Company. The License Agreement contains an annual royalty as a percentage of annual net revenue and a percentage of any annual sublicensing revenue earned with respect to the NTD Technology. The License Agreement stipulates annual minimum advance royalty payments of C$85,000. In addition, there are certain milestone payments for the first compound, to be paid in stages as to C$50,000 at the start of a Phase II clinical trial, C$900,000 at the start of a Phase III clinical trial, C$1,450,000 at application for marketing approval, and with further milestone payments on the second and additional compounds.

8.	LONG-TERM DEBT

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

In connection with the $8,000,000 draw, the Company granted an aggregate of 7,477 warrants to SVB (the “SVB Warrants”), exercisable at a price of $42.80 per share for a period of seven years until November 18, 2023, with an initial fair value of $167,022, which has been recognized as a derivative liability (Note 9). The Company incurred total additional transaction costs of $220,898 related to the SVB Term Loan and First Amendment. The transaction costs and Final Payment are being amortized into profit and loss over the estimated term of the facility, being the legal term, at an effective interest rate of 12.19% (2018 - 12.07%).

ESSA PHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

8.	LONG-TERM DEBT (cont’d…)

SVB Term Loan
Balance, September 30, 2017	$7,959,680
Principal repaid	(1,991,378)
Interest paid	(563,298)
Accretion	911,959

Balance, September 30, 2018	$6,316,963

Principal repaid	(2,808,823)
Interest paid	(401,929)
Accretion	602,744

Balance, September 30, 2019	$3,708,955

Current portion	$3,708,955
Long-term portion	$-

The SVB Term Loan was paid off in full subsequent to September 30, 2019 (Note 20).

9.	DERIVATIVE LIABILITIES

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

In April 2014, in connection with the issuance of a convertible debenture for $1,000,000, the Company issued 1,250 broker warrants valued at $14,935 (C$16,394), each exercisable into one common share at a price of C$40.00 for a period of five years. As at September 30, 2019, the derivative liability had a fair value of $nil (2018 - $nil). The Company has recorded the resulting change in fair value of $nil (2018 - $206) in the statement of loss and comprehensive loss. These warrants expired unexercised during the year ended September 30, 2019.

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

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

9.	DERIVATIVE LIABILITIES (cont’d…)

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

The 2016 Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. On January 13, 2018, the 2-Year Warrants expired unexercised. As at September 30, 2019, the 7-Year Warrants derivative liability had a fair value of $16,521 (2018 - $17,679). The Company has recorded the resulting change in fair value of $1,159 (2018 - $142,583) in the statement of loss and comprehensive loss.

SVB Warrants

In connection with the $8,000,000 draw on the SVB Term Loan (Note 8), the Company granted an aggregate of 7,477 warrants to SVB (the “SVB Warrants”), exercisable at a price of $42.80 per share for a period of seven years until November 18, 2023. The holders of the SVB Warrants may elect, in lieu of exercising the SVB Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the SVB Warrants based on the number of SVB Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per SVB Warrant.

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

The SVB Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. As at September 30, 2019, the SVB Warrants derivative liability had a fair value of $1,659 (2018 - $1,969). The Company has recorded the resulting change in fair value of $310 (2018 - $8,306) in the statement of loss and comprehensive loss.

Valuation

The Company uses the Black-Scholes option pricing model to estimate fair value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liabilities on September 30, 2018 and 2019:

	2019	2018
Risk-free interest rate	3.31%	3.06%
Expected life	3.31 years	4.29 years
Expected annualized volatility	74.7%	68.0%
Dividend	-	-

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

9.	DERIVATIVE LIABILITIES (cont’d…)

Sensitivity

The derivative warrants are a recurring Level 3 fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $4,945 as at September 30, 2019. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $4,316 as at September 30, 2019. If the volatility were to increase by 10%, this would increase the obligation by approximately $14,343 as at September 30, 2019. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $9,569 as at September 30, 2019.

The following table is a continuity schedule of changes to the Company’s derivative liabilities:

Total
Balance, September 30, 2017	$170,743
Change in fair value	(151,095)

Balance, September 30, 2018	$19,648
Change in fair value	(1,469)

Balance, September 30, 2019	$18,179

Derivatives with expected life of less than one year	$-
Derivatives with expected life greater than one year	$18,179

10.	SHAREHOLDERS’ EQUITY

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

August 2019 Financing

On August 27, 2019, the Company closed a public offering of equity securities of the Company in Canada and a concurrent private placement of equity securities in the United States (the “August 2019 Financing”). The Company issued a total of 6,080,596 common shares and 11,919,404 pre-funded warrants in lieu of common shares of the Company at a price of $2.00 per security for aggregate gross proceeds of $36,000,000. Each pre-funded warrant entitles the holder thereof to acquire one common share at a nominal exercise price for a period of five years. In connection with the August 2019 Financing, the Company paid cash commissions of $1,978,770 and incurred other financing costs of $687,510.

Realm Acquisition

On July 31, 2019, the Company issued 6,718,150 shares in relation to the Realm Acquisition (Note 4).

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

10.	SHAREHOLDERS’ EQUITY (cont’d…)

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

Nomination Rights

In connection with a January 2016 private placement of 227,273 Units, a Unit consisting of one common share, one 7-year warrant and one-half of one 2-year warrant, of the Company, Clarus Lifesciences III, L.P. (“Clarus”) acquired 106,061 common shares. Clarus is entitled to nominate two directors to the board of directors of the Company, one of which must be an independent director and preapproved by the Company. These nomination rights will continue for so long as Clarus holds greater than or equal to 53,030 common shares, subject to adjustment in certain circumstances.

In connection with the January 2018 Financing, Omega Fund IV, L.P. (“Omega”) acquired 465,000 common shares and 535,000 pre-funded warrants (exercised during the year). Pursuant to the terms of a nomination rights agreement between the Company and Omega, Omega was entitled to nominate one director to the board of directors of the Company, so long as Omega held at least 9.99% of the issued and outstanding common shares; these nomination rights expired during the year ended September 30, 2019.

11.	RESERVES

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

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

11.	RESERVES (cont’d…)

Restricted share units plan

The Company has adopted a Restricted Share Unit Plan (“RSU Plan”) consistent with the policies and rules of the TSX-V and NASDAQ. Pursuant to the RSU Plan, RSUs may be granted with vesting criteria and periods are approved by the Board of Directors at its discretion. The RSUs issued under the RSU Plan may be accounted for as either equity-settled or cash-settled share-based payments. At September 30, 2019, there are no RSUs outstanding.

As at September 30, 2019 the Stock Option Plan and RSU Plan have a combined maximum of 2,563,991 common shares which may be reserved for issuance.

Employee Share Purchase Plan

The Company has adopted an Employee Share Purchase Plan (“ESPP”) under which qualifying employees may be granted purchase rights (“Purchase Rights”) to the Company’s common shares at not less of 85% of the market price at the lesser of the date the Purchase Right is granted or exercisable. A Purchase Right will have a purchase period of between three and 24 months. Purchase Rights are administered by the Board of Directors within the terms and limitations of employee participation. As at September 30, 2019, there are no Purchase Rights outstanding.

As at September 30, 2019, the ESPP has a maximum of 284,447 common shares reserved for issuance.

Stock options

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price*
Balance, September 30, 2016	203,126	$42.81
Options exercised	(250)	(12.41)
Options expired/forfeited	(17,000)	(39.71)

Balance, September 30, 2017	185,876	$44.53
Options granted	803,400	3.94
Options expired/forfeited	(88,817)	(21.83)

Balance, September 30, 2018	900,459	$4.80
Options granted	255,000	3.77
Options expired/forfeited	(32,998)	(4.10)

Balance outstanding, September 30, 2019	1,122,461	$4.59
Balance exercisable, September 30, 2019	397,370	$5.88

*Options exercisable in Canadian dollars as at September 30, 2019 are translated at current rates to reflect the current weighted average exercise price in US dollars for all outstanding options.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

11.	RESERVES (cont’d…)

Stock options (cont’d…)

At September 30, 2019, options were outstanding enabling holders to acquire common shares as follows:

Exercise price		Number of options	Weighted average remaining contractual life (years)
	$2.20	5,000	9.70
	$3.58	12,000	9.06
	$3.81	193,000	9.37
	$4.00	552,500	8.22
C$	4.90	286,000	8.07
C$	5.06	45,000	9.37
C$	40.00	28,961	0.02	*
		1,122,461	8.23

* 26,461 options expired unexercised subsequent to September 30, 2019.

Share-based compensation

During the year ended September 30, 2019, the Company granted a total of 255,000 (2018 – 803,400; 2017 - Nil) stock options with a weighted average fair value of $3.00 per option (2018 – $3.08; 2017 - $Nil).

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

The Company recognized share-based payments expense for options granted and vesting, net of recoveries on cancellations of unvested options, during the years ended September 30, 2019 and 2018 with allocations to its functional expense as follows:

	2019	2018	2017
Research and development expense (Note 19)	$304,786	$324,528	$(3,870)
General and administrative (Note 19)	841,921	1,076,886	762,797

	$1,146,707	$1,401,414	$758,927

The following weighted average assumptions were used for the Black-Scholes option-pricing model valuation of stock options granted:

	2019	2018	2017
Risk-free interest rate	2.55%	2.37%	-
Expected life of options	10.00 years	10.00 years	-
Expected annualized volatility	79.33%	80.89%	-
Dividend	-	-	-

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

11.	RESERVES (cont’d…)

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price*
Balance, September 30, 2016	354,977	$65.60
Warrants granted	7,477	42.80
Warrants expired	(12,818)	55.00

Balance, September 30, 2017	349,636	$65.38
Warrants granted	2,427,937	0.40
Warrants expired	(113,636)	66.00

Balance, September 30, 2018	2,663,937	$6.13
Warrants granted	11,919,404	0.0001
Warrants exercised	(2,188,999)	0.002
Warrants expired	(1,250)	31.17

Balance outstanding and exercisable, September 30, 2019	12,393,092	$1.31

*Warrants exercisable in Canadian dollars as at September 30, 2019 are translated at current rates to reflect the current weighted average exercise price in US dollars for all outstanding warrants.

At September 30, 2019, warrants were outstanding enabling holders to acquire common shares as follows:

Number of Warrants		Exercise Price		Expiry Date

227,273	(1)	US$	66.00	January 14, 2023
7,477		US$	42.80	November 18, 2023
175,938		US$	4.00	January 9, 2023
63,000		US$	4.00	January 16, 2023
11,919,404		US$	0.0001	August 23, 2024
12,393,092

(1)	Detailed terms of the 2016 Warrants are included in Note 9.

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended September 30, 2019, the Company:

a)	issued 1,652,530 common shares upon the cashless exercise of 1,653,999 pre-funded warrants. The pre-funded warrants were issued in connection with the January 2018 Financing (Note 10);

b)	incurred $64,804 in transaction costs through accounts payable and accrued liabilities (Note 4); and

c)	incurred $303,951 in share issuance costs through accounts payable and accrued liabilities.

During the year ended September 30, 2018, the Company issued broker warrants valued at $672,221 in connection with the January 2018 Financing (Note 10).

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont’d…)

During the year ended September 30, 2017, the Company:

(a)	Issued warrants valued at $167,022 in connection with the SVB Term Loan (Note 8).

(b)	On exercise of stock options, the Company transferred $2,436 from reserves to share capital.

13.	RELATED PARTY TRANSACTIONS

Key management personnel of the Company include the President and Chief Executive Officer (“CEO”), Executive VP and Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”), Chief Technical Officer, Chief Scientific Officer, Chief Medical Officer (“CMO”), former Executive VP of Research and Development, and Directors of the Company. Compensation paid to key management personnel is as follows:

	2019	2018	2017
Salaries, consulting fees, and director fees	$2,107,096	$2,439,422	$2,179,826
Share-based payments, net of cancellations (a)	1,006,143	1,429,053	770,222
Total compensation	$3,113,239	$3,868,475	$2,950,048

(a)	Share-based payments to related parties represents the fair value of options granted and vested in the period to key management personnel net of expense reversed for options cancelled before vesting.

During the year ended September 30, 2019, the Company modified nil (2018 – 73,000; 2017 – Nil) options held by and granted 202,000 (2018 – 682,000; 2017 - Nil) options to key management personnel. The vesting of these options and options granted to key management personnel in prior periods were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $1,006,143 (2018 - $1,429,053; 2017 - $770,222).

Included in accounts payable and accrued liabilities at September 30, 2019 is $108,331 (2018 - $128,035) due to related parties with respect to key management personnel compensation and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Commitments

The CEO is entitled to a payment of one year of base salary upon termination without cause. Additionally, the CEO is entitled to 18 months of salary if termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. The CFO, COO and CMO are entitled to a payment of one year of base salary upon termination without cause. Additionally, the CFO, COO and CMO are entitled to 18 months of salary if termination without cause occurs within 18 months after a change of control event.

Stock options held by the CEO, CFO, COO, and CMO vest immediately upon a change of control.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

14.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

For the years ended September 30	2019	2018	2017
Loss for the year before income tax	$(10,403,945)	$(11,602,411)	$(4,382,621)

Expected income tax recovery	$(2,688,000)	$(3,104,000)	$(1,139,000)
Non-deductible share-based payments	310,000	378,000	233,000
Acquisition gain	(1,297,000)	-	-
Other permanent differences including foreign exchange	7,000	(41,000)	(1,899,000)
Financing costs	(720,000)	(638,000)	(142,000)
Changes in statutory and foreign tax rates and other	443,920	(463,000)	15,000
Adjustment to prior year provision versus statutory return	(196,000)	290,000	(490,000)
Change in unrecognized deductible temporary differences	4,178,000	3,605,029	3,538,391

Total income tax expense	$37,920	$27,029	$116,391

The significant components of the Company’s unrecognized temporary tax differences are as follows:

	2019	2018	2017
Operating losses carried forward	$67,215,000	$53,568,000	$43,306,000
Investment tax credits	149,000	149,000	154,000
Equipment and intangible assets	85,000	128,000	71,000
Financing costs	5,832,000	2,771,000	1,710,000

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

In December 2017, the United States Government proposed changes to the Federal corporate income tax rate to reduce the rate from 34% to 21% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on December 22, 2017. The relevant deferred tax balances have been remeasured to reflect the decrease in the Company's Federal income tax rate from 34% to 21% applicable to the Company's US subsidiary. Operating losses carried forward as at September 30, 2019 expire from 2031 – 2039. Financing costs expire from 2040 to 2044. Investment tax credits expire in 2035.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

The Company has recorded an income tax expense of $37,920 for the year ended September 30, 2019 (2018 - $27,029 2017 - $116,391) in relation to taxable income generated by its US subsidiary.

15.	SEGMENTED INFORMATION

The Company works in one industry being the development of small molecule drugs for prostate cancer. The Company’s equipment was located in the USA.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

16.	CAPITAL MANAGEMENT

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

There were no changes to the Company’s approach to capital management during the year ended September 30, 2019. As at September 30, 2019, the Company is not subject to externally imposed capital requirements. Subsequent to September 30, 2019, the Company repaid the SVB Term Loan in full (Note 20).

17.	FINANCIAL INSTRUMENTS AND RISK

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, long-term debt and derivative liabilities. The fair value of cash, receivables and accounts payable and accrued liabilities approximates their carrying values due to their short term to maturity. The fair value of the SVB Term Loan is approximately $3,926,075 which includes the principal and financing costs assessed on settlement as at September 30, 2019. The derivative liabilities are measured using level 3 inputs (Note 9).

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

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2019, the Company had a working capital of $48,724,264. The SVB Term Loan is repayable over a 33-month period ending September 1, 2020. The Company does not generate revenue and will be reliant on external financing to fund operations and repay the SVB Term Loan. Debt and equity financing are dependent on market conditions and may not be available on favorable terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

17.	FINANCIAL INSTRUMENTS AND RISK (cont’d…)

Financial risk factors (cont’d…)

Market risk (cont’d…)

(a)     Interest rate risk

As at September 30, 2019, the Company has cash balances which are interest bearing. Interest income is not significant to the Company’s projected operational budget and related interest rate fluctuations are not significant to the Company’s risk assessment.

The Company’s SVB Term Loan is interest-bearing debt at a variable rate. A 10% change in the WSJ Prime Rate would result in an increase of $11,371 or decrease of $40,146 in the net loss realized for the year.

(b)     Foreign currency risk

The Company’s foreign currency risk exposure relates to net monetary assets denominated in Canadian dollars. The Company maintains its cash in US dollars and converts on an as needed basis to discharge Canadian denominated expenditures. A 10% change in the foreign exchange rate between the Canadian and U.S. dollar would result in a fluctuation of $21,465 in the net loss realized for the period. The Company does not currently engage in hedging activities.

(c)     Price risk

The Company is exposed to price risk with respect to equity prices. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

18.	COMMITMENTS

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

As at September 30, 2016, the Company had received the first two tranches of the CPRIT Grant, totalling $6,578,000, which have been recognized as research and development recoveries in the statements of loss and comprehensive loss over fiscal years 2014, 2015, and 2016. During the year ended September 30, 2017, the Company received $5,192,799, representing a partial payment of the third and final tranche of the grant of $5,422,000. The remaining balance of $229,201 has been recorded as a receivable as at September 30, 2018 and 2019.

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or fails to maintain the required level of operations in the State of Texas for three years following the final payment of grant funds, then the Company could be required to repay any grant proceeds received.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

18.	COMMITMENTS (cont’d…)

Product Development and Relocation Grant (cont’d…)

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

The Company has the following obligations over the next five years:

Contractual obligations	2020		2021		2022		2023		2024
Minimum annual royalty per License Agreement (Note 7)	C$	85,000	C$	85,000	C$	85,000	C$	85,000	C$	85,000

SVB loan payments (Note 8)		$4,045,500		$-		$-		$-		$-
Lease on US office spaces		$119,383		$70,670		$-		$-		$-

Advisory Contract

In April 2019 the Company executed an Engagement Letter with Oppenheimer & Co. Inc. (“Oppenheimer”), an investment bank, to retain their services to act as its lead financial advisor for which it obtained a percentage of funds raised on successful completion of the financing in August 2019. Oppenheimer would receive compensation on certain capital transactions while the Engagement Letter is in effect. The Company may terminate the agreement on 30 days’ written notice. Oppenheimer retains a right of first refusal as lead agent on all future financings occurring up to 12 months following the termination of the agreement.

19.	EXPENSES BY NATURE

Research and development expenses include the following major expenses by nature:

For the year ended September 30	2019	2018	2017
Clinical	$80,021	$1,177,179	$2,623,636
Consulting	301,817	624,879	935,151
Legal patents and license fees	781,133	561,099	834,295
Manufacturing	946,705	219,526	3,571,106
Other	111,750	40,845	187,228
Pharmacology	-	372,509	407,373
Preclinical	2,789,753	446,748	-
Research grants and administration	254,970	385,085	(38,534)
Royalties	65,405	66,929	48,863
Salaries and benefits	1,012,344	845,428	2,213,655
Share-based payments (Note 11)	304,786	324,528	(3,870)
Travel	47,550	37,781	140,262
CPRIT Grant claimed on eligible expenses (Note 18)	-	(229,201)	(5,192,799)

Total	$6,696,234	$4,873,335	$5,726,366

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

19.	EXPENSES BY NATURE (cont’d…)

General and administrative expenses include the following major expenses by nature:

For the year ended September 30	2019	2018	2017
Amortization (Notes 6 and 7)	$18,297	$34,488	$46,145
Consulting and subcontractor fees	142,780	96,986	86,931
Director fees	252,000	196,472	191,500
Insurance	471,852	449,972	395,690
Investor relations	319,373	235,416	230,579
Office, IT and communications	155,208	216,714	187,364
Professional fees	675,412	860,435	612,865
Regulatory fees and transfer agent	91,764	150,913	74,600
Rent	192,479	415,744	470,716
Salaries and benefits	2,072,746	2,010,613	1,863,634
Share-based payments (Note 11)	841,921	1,076,886	762,797
Travel and entertainment	239,654	184,032	218,100

Total	$5,473,486	$5,928,671	$5,140,921

20.	SUBSEQUENT EVENTS

SVB Term Loan Repayment

Subsequent to September 30, 2019, the Company repaid the SVB Term Loan (Note 8) in full totalling $3,652,471, comprising $2,953,968 in principal, $10,503 in accrued interest, and the Final Payment of $688,000.

Stock Options

On October 4, 2019, the Company granted 1,441,530 stock options to directors, officers, employees and consultants at an exercise price of $3.23 for a period of 10 years. Additionally, the board of directors approved an amended stock option and amended restricted share unit plan to provide for a maximum of 6,251,469 common shares. The Company granted 2,551,470 stock options under the amended stock option plan to certain employees at a weighted average price of $3.23 for a period of 10 years. Options granted under the amended stock option plan may not be exercised by the optionees until the amended plan is approved by the shareholders and regulators.

On October 17, 2019, the Company amended 42,000 stock options held by a former director such that they were immediately vested, and the expiry date was extended for a period of one year from date of resignation.

On October 30, 2019, the Company granted 225,000 stock options to non-executive members of the board of directors at an exercise price of $4.67 for a period of 10 years.

